As filed with the Securities and Exchange Commission on February 7, 2020

Registration No. 333-236174

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THE RUBICON PROJECT, INC.

(Exact name of registrant as specified in its charter)

Delaware	7311	20-8881738
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12181 Bluff Creek Drive, 4th Floor
Los Angeles, CA 90094
(310) 207-0272

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jonathan Feldman, Esq.

Co-General Counsel and Secretary

12181 Bluff Creek Drive, 4th Floor
Los Angeles, CA 90094
(310) 207-0272

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bradford P. Weirick, Esq. Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071 (213) 229-7000	Aaron Saltz, Esq. General Counsel Telaria, Inc. 222 Broadway, 16th Floor New York, New York 10038 (646) 723-5300	Miguel J. Vega, Esq. J. Peyton Worley, Esq. Ian A. Nussbaum, Esq. Cooley LLP 500 Boylston Street, 14th Floor Boston, Massachusetts 02116-3736 (617) 937-2300

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company.  See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this joint proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. We may not sell the securities offered by this joint proxy statement/prospectus until the registration statement filed with the U.S. Securities and Exchange Commission is effective.

PRELIMINARY—SUBJECT TO COMPLETION, DATED FEBRUARY 7, 2020

MERGER AND SHARE ISSUANCE PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Rubicon Project Stockholders and Telaria Stockholders:

On December 19, 2019, The Rubicon Project, Inc., a Delaware corporation, referred to as Rubicon Project, Madison Merger Corp., a Delaware corporation and wholly owned subsidiary of Rubicon Project, referred to as Merger Sub, and Telaria, Inc., a Delaware corporation, referred to as Telaria, entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “merger agreement”) pursuant to which, subject to approval of Rubicon Project stockholders and Telaria stockholders and the satisfaction or (to the extent permitted by law) waiver of other specified closing conditions, Rubicon Project and Telaria will combine in an all-stock merger. At the completion of the merger, Merger Sub will merge with and into Telaria, with Telaria surviving the merger and becoming a wholly owned subsidiary of Rubicon Project.

If the merger is completed, each share of Telaria common stock (other than shares held by Telaria as treasury stock and shares owned directly or indirectly by Rubicon Project or Merger Sub) will be converted into the right to receive 1.082, referred to as the exchange ratio, fully paid and nonassessable shares of Rubicon Project common stock (and, if applicable, substituting cash in lieu of fractional shares), referred to as the merger consideration, less any applicable withholding taxes. The exchange ratio is fixed and will not be adjusted for changes in the market price of either Rubicon Project common stock or Telaria common stock between the dates of signing of the merger agreement and completion of the merger. If the merger is completed, Rubicon Project stockholders will continue to own their existing shares of Rubicon Project common stock, which will not be adjusted by the merger. For more details on the merger consideration, see “The Merger Agreement—Merger Consideration.”

Both Rubicon Project and Telaria common stock is traded on the New York Stock Exchange, referred to as the NYSE, under the symbols “RUBI” and “TLRA,” respectively. As of [        ], 2020, the last trading day before the date of this joint proxy statement/prospectus, the last reported sales price of Rubicon Project common stock at the end of regular trading hours, as reported on the NYSE, was $[        ], and the last reported sales price of Telaria common stock at the end of regular trading hours, as reported on the NYSE, was $[        ]. Because the merger consideration is payable in a fixed number of shares of Rubicon Project common stock, with each share of Telaria common stock being exchanged for 1.082 shares of Rubicon Project common stock, the implied value of the merger consideration to be received in exchange for each share of Telaria common stock will fluctuate based on the market price of Rubicon Project common stock until the completion of the merger. As a result, the value of the per share merger consideration that Telaria stockholders will be entitled to receive upon completion of the merger could be greater than, less than or the same as the value of the merger consideration on the date of the accompanying joint proxy statement/prospectus. Accordingly, Rubicon Project and Telaria urge you to obtain updated market quotations for Rubicon Project common shares before deciding whether to vote for the proposals presented in the accompanying joint proxy statement/prospectus.

Based on the number of shares of Telaria common stock outstanding and reserved for issuance as of the signing of the merger agreement, and the number of shares of Rubicon Project common stock outstanding and reserved for issuance as of the signing of the merger agreement, we estimate that, immediately following completion of the merger, former holders of Telaria common stock will own approximately 47.1% and pre-merger holders of Rubicon Project common stock will own approximately 52.9% of common stock of the combined company on a fully diluted basis.

Each of Rubicon Project and Telaria is holding a special meeting of its stockholders to vote on the proposals necessary to complete the merger. Information about each meeting, the merger and the other business to be considered by stockholders at each special meeting is contained in this joint proxy statement/prospectus. Any stockholder entitled to attend and vote at the applicable special meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of Rubicon Project common stock or Telaria common stock. We urge you to read this joint proxy statement/prospectus and the annexes and documents incorporated by reference carefully. You should also carefully consider the risks that are described in the “Risk Factors” section beginning on page 31.

Your vote is very important regardless of the number of shares of Rubicon Project common stock or Telaria common stock that you own. The merger cannot be completed unless (1) Rubicon Project stockholders approve the issuance of Rubicon Project common stock to Telaria stockholders in connection with the merger and (2) Telaria stockholders adopt the merger agreement and approve the transactions contemplated by the merger agreement.

The Rubicon Project board of directors unanimously recommends that Rubicon Project stockholders vote “FOR” each of the proposals to be considered at the Rubicon Project special meeting.  The Telaria board of directors unanimously recommends that Telaria stockholders vote “FOR” each of the proposals to be considered at the Telaria special meeting.

Whether or not you plan to attend the Rubicon Project special meeting or the Telaria special meeting, please submit your proxy as soon as possible to make sure that your shares are represented at the applicable meeting.

Michael G. Barrett President and Chief Executive Officer The Rubicon Project, Inc.	Mark Zagorski Chief Executive Officer Telaria, Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the other transactions described in this joint proxy statement/prospectus or the securities to be issued in connection with the merger or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated [         ], 2020 and is first being mailed to stockholders of Rubicon Project and stockholders of Telaria on or about [         ], 2020.

THE RUBICON PROJECT, INC.
12181 Bluff Creek Drive, 4th Floor
Los Angeles, CA 90094

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To be held on March 30, 2020

To the Stockholders of The Rubicon Project, Inc.:

Notice is hereby given that The Rubicon Project, Inc., referred to as Rubicon Project, will hold a special meeting of its stockholders, referred to as the Rubicon Project special meeting, at Rubicon Project’s headquarters, located at 12181 Bluff Creek Drive, 4th Floor, Los Angeles, California 90094, on March 30, 2020 at 10:00 a.m. local time, for the following purposes:

1.Approval of the Rubicon Project Share Issuance. To vote on a proposal to approve the issuance of shares of Rubicon Project common stock, par value $0.00001 per share, to Telaria stockholders in connection with the merger contemplated by the Agreement and Plan of Merger, dated as of December 19, 2019 (as it may be amended from time to time, the “merger agreement”), by and among Rubicon Project, Madison Merger Corp. and Telaria, Inc., referred to as the Rubicon Project share issuance proposal; and

2.Adjournment of the Rubicon Project Special Meeting. To vote on a proposal to approve the adjournment of the Rubicon Project special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Rubicon Project special meeting to approve the Rubicon Project share issuance proposal, referred to as the Rubicon Project adjournment proposal.

Rubicon Project will transact no other business at the Rubicon Project special meeting, except such business as may properly be brought before the Rubicon Project special meeting or any adjournment or postponement thereof. Please refer to the joint proxy statement/prospectus of which this notice is a part for further information with respect to the business to be transacted at the Rubicon Project special meeting.

The Rubicon Project board of directors, referred to as the Rubicon Project board, has fixed the close of business on February 11, 2020 as the record date for the Rubicon Project special meeting, referred to as the Rubicon Project record date. Only Rubicon Project stockholders of record as of the Rubicon Project record date are entitled to receive notice of, and to vote at, the Rubicon Project special meeting or any adjournment or postponement thereof.

Completion of the merger is conditioned on, among other things, approval of the Rubicon Project share issuance proposal by the Rubicon Project stockholders, which requires the affirmative vote of a majority of the outstanding shares of Rubicon Project common stock present in person or represented by proxy and entitled to vote on the Rubicon Project share issuance proposal at the Rubicon Project special meeting.

The Rubicon Project board unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the Rubicon Project share issuance, are advisable and fair to and in the best interests of Rubicon Project and its stockholders, and unanimously recommends that Rubicon Project stockholders vote:

•“FOR” the Rubicon Project share issuance proposal; and

•“FOR” the Rubicon Project adjournment proposal.

Your vote is very important regardless of the number of shares of Rubicon Project common stock that you own. The votes cast in favor of the Rubicon Project share issuance proposal must represent a majority of the outstanding shares of Rubicon Project common stock present in person or represented by proxy and entitled to vote on the proposal. Accordingly, abstentions will have the same effect as a vote against the Rubicon Project share issuance proposal. Whether or not you expect to attend the Rubicon Project special meeting in person, to ensure your representation at the Rubicon Project special meeting, we urge you to submit a proxy to vote your shares as promptly as possible by (1) visiting the Internet site listed on the Rubicon Project proxy card, (2) calling the toll-free number listed on the Rubicon Project proxy card or (3) submitting your Rubicon Project proxy card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of Rubicon Project common stock as of the Rubicon Project record date who is present at the Rubicon Project special meeting may vote in person, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the Rubicon Project special meeting in the manner described in the accompanying joint proxy statement/prospectus. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by the bank, broker or other nominee.

If you own shares in street name through an account with a bank, broker or other nominee and you decide to attend the Rubicon Project special meeting in person, you cannot vote in person at the Rubicon Project special meeting unless you present a “legal proxy,” issued in your name from your bank, broker or other nominee.

The enclosed joint proxy statement/prospectus provides a detailed description of the merger and the merger agreement and the other matters to be considered at the Rubicon Project special meeting. We urge you to carefully read this joint proxy statement/prospectus, including any documents incorporated by reference herein, and the annexes in their entirety. If you have any questions concerning either of the proposals in this notice, the merger or the joint proxy statement/prospectus, would like additional copies or need help voting your shares of Rubicon Project common stock, please contact Rubicon Project’s proxy solicitor:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Telephone: (888) 541-9895 (toll-free)
(212) 269-5550 (collect)
Email: RUBI@dfking.com

By Order of the Board of Directors,

Jonathan Feldman Secretary
[ ], 2020

TELARIA, INC.
222 Broadway, 16th Floor
New York, NY 10038

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To be held on March 30, 2020

To the Stockholders of Telaria, Inc.:

Notice is hereby given that Telaria, Inc., referred to as Telaria, will hold a special meeting of its stockholders, referred to as the Telaria special meeting, at the offices of Cooley LLP, 55 Hudson Yards, New York, NY 10001 on March 30, 2020 at 10:00 a.m. local time, for the following purposes:

1.Adoption of the Merger Agreement. To vote on a proposal to adopt the Agreement and Plan of Merger, dated as of December 19, 2019 (as amended from time to time, the “merger agreement”), by and among The Rubicon Project, Inc., Madison Merger Corp. and Telaria, which is further described in the section entitled “The Merger Agreement,” and a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, referred to as the Telaria merger proposal;

2.Telaria Merger-Related Compensation. To vote on a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements that may be paid or become payable to Telaria’s named executive officers in connection with the merger contemplated by the merger agreement, referred to as the Telaria merger-related compensation proposal; and

3.Adjournment of the Telaria Special Meeting. To vote on a proposal to approve the adjournment of the Telaria special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Telaria special meeting to approve the Telaria merger proposal, referred to as the Telaria adjournment proposal.

Telaria will transact no other business at the Telaria special meeting, except such business as may properly be brought before the Telaria special meeting or any adjournment or postponement thereof. Please refer to the joint proxy statement/prospectus of which this notice is a part for further information with respect to the business to be transacted at the Telaria special meeting.

The Telaria board of directors, referred to as the Telaria board, has fixed the close of business on February 11, 2020 as the record date for the Telaria special meeting, referred to as the Telaria record date. Only Telaria stockholders of record as of the Telaria record date are entitled to receive notice of, and to vote at, the Telaria special meeting or any adjournment or postponement thereof.

Completion of the merger is conditioned on, among other things, the approval of the Telaria merger proposal, which requires the affirmative vote of holders of a majority of the shares of Telaria common stock outstanding and entitled to vote at the Telaria special meeting.

The Telaria board has unanimously approved and declared advisable the merger, the merger agreement and the transactions contemplated in the merger agreement or in connection therewith; determined that the merger, the merger agreement and the transactions contemplated in the merger agreement or in connection therewith, are advisable, fair to and in the best interests of Telaria and its stockholders; and unanimously recommends that Telaria stockholders vote:

•“FOR” the Telaria merger proposal;

•“FOR” the Telaria merger-related compensation proposal; and

•“FOR” the Telaria adjournment proposal.

Your vote is very important regardless of the number of shares of Telaria common stock that you own. A failure to vote your shares, or to provide instructions to your bank, broker or nominee as to how to vote your shares, is the equivalent of a vote against the Telaria merger proposal. Whether or not you expect to attend the Telaria special meeting in person, to ensure your representation at the Telaria special meeting, we urge you to submit a proxy to vote your shares as promptly as possible by (1) visiting the Internet site listed on the Telaria proxy card, (2) calling the toll-free number listed on the Telaria proxy card or (3) submitting your Telaria proxy card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of Telaria common stock as of the Telaria record date who is present at the Telaria special meeting may vote in person, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the Telaria special meeting in the manner described in the accompanying joint proxy statement/prospectus. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by the bank, broker or other nominee.

If you own shares in street name through an account with a bank, broker or other nominee and you decide to attend the Telaria special meeting in person, you cannot vote in person at the Telaria special meeting unless you present a “legal proxy,” issued in your name from your bank, broker or other nominee.

The enclosed joint proxy statement/prospectus provides a detailed description of the merger and the merger agreement and the other matters to be considered at the Telaria special meeting. We urge you to carefully read this joint proxy statement/prospectus, including any documents incorporated by reference herein, and the annexes in their entirety. If you have any questions concerning either of the proposals in this notice, the merger or the joint proxy statement/prospectus, would like additional copies or need help voting your shares of Telaria common stock, please contact Telaria’s proxy solicitor:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Telephone: (800) 848-2998 (toll-free)
(212) 269-5550 (collect)
Email: TLRA@dfking.com

By Order of the Board of Directors,

Aaron Saltz General Counsel
[ ], 2020

ADDITIONAL INFORMATION

The joint proxy statement/prospectus incorporates by reference important business and financial information about The Rubicon Project, Inc., referred to as Rubicon Project, and Telaria, Inc., referred to as Telaria, from other documents that are not included in or delivered with the joint proxy statement/prospectus. For a listing of the documents incorporated by reference into the joint proxy statement/prospectus, see “Where You Can Find More Information.”

You can obtain any of the documents incorporated by reference into the joint proxy statement/prospectus by requesting them in writing or by telephone as follows:

For Rubicon Project Stockholders: The Rubicon Project, Inc. 12181 Bluff Creek Drive, 4th Floor Los Angeles, CA 90094 Attention: Investor Relations (310) 207-0272	For Telaria Stockholders: Telaria, Inc. 222 Broadway, 16th Floor New York, NY 10038 Attention: Investor Relations (646) 723-5300
investor@rubiconproject.com	IR@telaria.com

To receive timely delivery of the documents in advance of the Rubicon Project special meeting and the Telaria special meeting, you should make your request no later than March 23, 2020.

You may also obtain any of the documents incorporated by reference into the joint proxy statement/prospectus without charge through the Securities and Exchange Commission, referred to as the SEC, website at www.sec.gov. In addition, you may obtain copies of documents filed by Rubicon Project with the SEC on Rubicon Project’s Internet website at http://investor.rubiconproject.com, under the tab “Financials and Filings,” then under the tab “SEC Filings” or by contacting Rubicon Project’s Corporate Secretary at The Rubicon Project, Inc., 12181 Bluff Creek Drive, 4th Floor, Los Angeles, California 90094 or by calling (310) 207-0272. You may also obtain copies of documents filed by Telaria with the SEC on Telaria’s Internet website at http://investor.telaria.com under the tab “SEC Filings” or by contacting Telaria’s Corporate Secretary at Telaria, Inc., 222 Broadway, 16th Floor, New York, New York 10038 or by calling (646) 723-5300.

We are not incorporating the contents of the websites of the SEC, Rubicon Project, Telaria or any other entity or any other website into the joint proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into the joint proxy statement/prospectus at these websites only for your convenience.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Rubicon Project, constitutes a prospectus of Rubicon Project under Section 5 of the Securities Act of 1933, as amended, referred to as the Securities Act, with respect to the shares of Rubicon Project common stock to be issued to Telaria stockholders pursuant to the merger agreement. This document also constitutes a joint proxy statement of each of Rubicon Project and Telaria under Section 14(a) of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act. It also constitutes a notice of meeting with respect to the Rubicon Project special meeting, at which Rubicon Project stockholders will be asked to consider and vote upon the Rubicon Project share issuance proposal and certain other proposals, and constitutes a notice of meeting with respect to the Telaria special meeting, at which Telaria stockholders will be asked to consider and vote upon the Telaria merger proposal and certain other proposals.

Rubicon Project has supplied all information contained or incorporated by reference into this joint proxy statement/prospectus relating to Rubicon Project and Madison Merger Corp., referred to as Merger Sub, and Telaria has supplied all information contained or incorporated by reference into this joint proxy statement/prospectus relating to Telaria.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. Rubicon Project and Telaria have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated as of the date set forth above on the cover page of this joint proxy statement/prospectus, and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to Rubicon Project stockholders or Telaria stockholders nor the issuance by Rubicon Project of shares of Rubicon Project common stock pursuant to the merger agreement will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

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QUESTIONS AND ANSWERS

The following questions and answers briefly address some commonly asked questions about the merger, the merger agreement, the transactions contemplated by the merger agreement, the Rubicon Project special meeting and the Telaria special meeting. They may not include all the information that is important to Rubicon Project stockholders and Telaria stockholders. Rubicon Project stockholders and Telaria stockholders should carefully read this entire joint proxy statement/prospectus, including the annexes and the other documents referred to or incorporated by reference herein.

Q:What is the merger?

A:Rubicon Project, Merger Sub and Telaria have entered into a merger agreement. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. The merger agreement contains the terms and conditions of the proposed merger between Rubicon Project and Telaria, whereby Rubicon Project and Telaria will combine in an all-stock merger. Under the merger agreement, subject to satisfaction or (to the extent permitted by law) waiver of the conditions set forth in the merger agreement and described hereafter, in each case prior to the completion of the merger, Merger Sub will merge with and into Telaria, with Telaria continuing as the surviving corporation and a wholly owned subsidiary of Rubicon Project. As a result of the merger, shares of Telaria will no longer be publicly traded and will be delisted from the New York Stock Exchange, referred to as the NYSE, and will be deregistered under the Exchange Act. We sometimes refer to Rubicon Project, following completion of the merger, as the combined company.

Q:Why am I receiving these materials?

A:You are receiving this joint proxy statement/prospectus to help you decide how to vote your shares of Rubicon Project common stock or Telaria common stock with respect to the Rubicon Project share issuance proposal or the Telaria merger proposal, respectively, and other matters to be considered at the special meetings.

The merger cannot be completed unless, among other things, (1) Rubicon Project stockholders approve the issuance of Rubicon Project common stock to Telaria stockholders in connection with the merger at the Rubicon Project special meeting and (2) Telaria stockholders adopt the merger agreement at the Telaria special meeting.

This joint proxy statement/prospectus constitutes both a joint proxy statement of Rubicon Project and Telaria and a prospectus of Rubicon Project. It is a joint proxy statement because each of the Rubicon Project board and the Telaria board is soliciting proxies from its stockholders. It is a prospectus because Rubicon Project will issue shares of its common stock in exchange for outstanding shares of Telaria common stock in the merger. Information about the Rubicon Project special meeting, the Telaria special meeting, the merger, the merger agreement and the other business to be considered by Rubicon Project stockholders at the Rubicon Project special meeting and Telaria stockholders at the Telaria special meeting is contained in this joint proxy statement/prospectus. Rubicon Project stockholders and Telaria stockholders should read this information carefully and in its entirety. The enclosed voting materials allow Rubicon Project stockholders and Telaria stockholders to vote their shares by proxy without attending the applicable special meeting in person.

Q:What matters will be considered at each of the special meetings?

A:Rubicon Project stockholders are being asked to vote on the following proposals:

1.Approval of the Rubicon Project Share Issuance. To vote on a proposal to approve the issuance of Rubicon Project common stock, par value $0.00001 per share, to Telaria stockholders in connection with the merger agreement, referred to as the Rubicon Project share issuance proposal; and

2.Adjournment of the Rubicon Project Special Meeting. To vote on a proposal to approve the adjournment of the Rubicon Project special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Rubicon Project special meeting to approve the Rubicon Project share issuance proposal, referred to as the Rubicon Project adjournment proposal.

Telaria stockholders are being asked to vote on the following proposals:

1.Adoption of the Merger Agreement. To vote on a proposal to adopt the merger agreement, which is further described in the section entitled “The Merger Agreement,” and a copy of which merger agreement is attached as Annex A to this joint proxy statement/prospectus, referred to as the Telaria merger proposal;

2.Telaria Merger-Related Compensation. To vote on a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements that may be paid or become payable to Telaria’s named executive officers in connection with the merger contemplated by the merger agreement, referred to as the Telaria merger-related compensation proposal; and

3.Adjournment of the Telaria Special Meeting. To vote on a proposal to approve the adjournment of the Telaria special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Telaria special meeting to approve the Telaria merger proposal, referred to as the Telaria adjournment proposal.

Approval of the Rubicon Project share issuance proposal by Rubicon Project stockholders and approval of the Telaria merger proposal by Telaria stockholders are required for completion of the merger.

Q:What will Telaria stockholders receive in the merger?

A:If the merger is completed, each share of Telaria common stock (other than shares held by Telaria as treasury stock and shares owned directly or indirectly by Rubicon Project or Merger Sub) will be converted into the right to receive the merger consideration, which is the right to receive 1.082, referred to as the exchange ratio, fully paid and nonassessable shares of Rubicon Project common stock, and, if applicable, substituting cash in lieu of fractional shares. The merger consideration is described in more detail in “The Merger Agreement—Merger Consideration.”

Q:What will Rubicon Project stockholders receive in the merger?

A:Rubicon Project stockholders will not receive any merger consideration, and their shares of Rubicon Project common stock will remain outstanding and will constitute shares of the combined company.

Q:What respective equity stakes will Rubicon Project stockholders and Telaria stockholders hold in the combined company immediately following the merger?

A:As of the date of this joint proxy statement/prospectus, based on the number of shares of Rubicon Project common stock and Telaria common stock outstanding and reserved for issuance as of the signing of the merger agreement, we estimate that, immediately following completion of the merger, pre-merger holders of Rubicon Project common stock will own approximately 52.9% and former holders of Telaria common stock will own approximately 47.1% of the common stock of the combined company on a fully diluted basis. The exact equity stake of Rubicon Project stockholders and Telaria stockholders in the combined company immediately following the merger will depend on the number of shares of Rubicon Project common stock and Telaria common stock issued and outstanding immediately prior to the merger.

Q:Will the market value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?

A:Yes. Although the number of shares of Rubicon Project common stock that holders of Telaria common stock will receive is fixed, the market value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the trading price of shares of Rubicon Project common stock. Any fluctuation in the trading price of shares of Rubicon Project common stock after the date of this joint proxy statement/prospectus will change the market value of the shares of Rubicon Project common stock that holders of Telaria common stock will receive.

Q:When do Rubicon Project and Telaria expect to complete the transaction?

A:Rubicon Project and Telaria are working to complete the transaction as soon as practicable. We currently expect that the merger will be completed in the first half of 2020. Neither Rubicon Project nor Telaria can predict, however, the actual date on which the merger will be completed because it is subject to conditions beyond each company’s control.

See “The Merger Agreement—Conditions to the Merger.”

Q:What vote is required to approve each proposal at the Rubicon Project special meeting?

A:The Rubicon Project share issuance proposal: The affirmative vote of a majority of the outstanding shares of Rubicon Project common stock present in person or represented by proxy and entitled to vote on the Rubicon Project share issuance proposal at the Rubicon Project special meeting, referred to as the Rubicon Project stockholder approval, is required to approve the Rubicon Project share issuance proposal.

Rubicon Project adjournment proposal: The affirmative vote of a majority of the outstanding shares of Rubicon Project common stock present in person or represented by proxy and entitled to vote on the Rubicon Project adjournment proposal at the Rubicon Project special meeting is required to approve the Rubicon Project adjournment proposal.

Q:What vote is required to approve each proposal at the Telaria special meeting?

A:The Telaria merger proposal: The affirmative vote of the holders of a majority of the shares of Telaria common stock outstanding and entitled to vote at the Telaria special meeting, referred to as the Telaria stockholder approval, is required to approve the Telaria merger proposal.

The Telaria merger-related compensation proposal: The affirmative vote of the holders of a majority of the shares of Telaria common stock present in person or represented by proxy at the Telaria special meeting and entitled to vote on the Telaria merger-related compensation proposal, assuming a quorum, is required to approve the Telaria merger-related compensation proposal.

The Telaria adjournment proposal: The affirmative vote of the holders of a majority of the shares of Telaria common stock present in person or represented by proxy at the Telaria special meeting is required to approve the Telaria adjournment proposal.

Q:Why are Telaria stockholders being asked to consider and vote on a proposal to approve, by advisory (non-binding) vote, the Telaria merger-related executive compensation?

A:Under SEC rules, Telaria is required to seek an advisory (non-binding) vote with respect to the compensation that may be paid or become payable to its named executive officers that is based on, or otherwise relates to, the merger.

Q:What happens if the Telaria merger-related compensation proposal is not approved?

A:Approval of the Telaria merger-related compensation proposal is not a condition to completion of the merger, and because the vote on the Telaria merger-related compensation proposal is advisory only, it will not be binding on Telaria. Accordingly, if the merger is approved and the other conditions to closing are satisfied or waived, the merger will be completed even if the Telaria merger-related compensation proposal is not approved. If the Telaria merger proposal is approved and the Rubicon Project share issuance proposal is approved and the merger is completed, the Telaria merger-related compensation will be payable to Telaria’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the Telaria merger-related compensation proposal.

Q:Do any of Rubicon Project’s or Telaria’s directors or executive officers have interests in the merger that may differ from those of Rubicon Project stockholders or Telaria stockholders?

A:Certain of Rubicon Project’s non-employee directors and executive officers and Telaria’s non-employee directors and executive officers have certain interests in the merger that may be different from, or in addition to, the interests of Rubicon Project stockholders and Telaria stockholders generally. The Rubicon Project board was aware of the interests of Rubicon Project’s directors and executive officers, the Telaria board was aware of the interests of Telaria’s directors and executive officers, and each board considered such interests, among other matters, when it approved the merger agreement and in making its recommendations to its stockholders. For more information regarding these interests, see the sections entitled “The Merger—Interests of Rubicon Project’s Directors and Executive Officers in the Merger” and “The Merger—Interests of Telaria’s Directors and Executive Officers in the Merger.”

Q:How many votes do I have?

Each Rubicon Project stockholder is entitled to one vote for each share of Rubicon Project common stock held of record as of the close of business on February 11, 2020, referred to as the Rubicon Project record date, and each Telaria stockholder is entitled to one vote for each share of Telaria common stock held of record as of the close of business on February 11, 2020, referred to as the Telaria record date.

As of the close of business on the Rubicon Project record date, there were [         ] shares of Rubicon Project common stock outstanding. As of the close of business on the Telaria record date, there were [         ] shares of Telaria common stock outstanding. As summarized below, there are some important distinctions between shares held of record and those owned beneficially in street name.

Q:What constitutes a quorum for the Rubicon Project special meeting?

A:The holders of a majority of the outstanding shares of Rubicon Project common stock entitled to vote at the Rubicon Project special meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business at the Rubicon Project special meeting. Abstentions (which are described below) will count for the purpose of determining the presence of a quorum for the transaction of business at the Rubicon Project special meeting.

Q:What constitutes a quorum for the Telaria special meeting?

A:The holders of a majority of the outstanding shares of Telaria common stock entitled to vote, present in person, by remote communication, if applicable, or by proxy, will constitute a quorum for the transaction of business at the Telaria special meeting. Abstentions (which are described below) will count for the purpose of determining the presence of a quorum for the transaction of business at the Telaria special meeting.

Q:How does the Rubicon Project Board recommend that Rubicon Project stockholders vote?

A:The Rubicon Project board unanimously recommends that Rubicon Project stockholders vote: “FOR” the Rubicon Project share issuance proposal and “FOR” the Rubicon Project adjournment proposal.

Q:How does the Telaria Board recommend that Telaria stockholders vote?

A:The Telaria board unanimously recommends that Telaria stockholders vote: “FOR” the Telaria merger proposal, “FOR” the Telaria merger-related compensation proposal and “FOR” the Telaria adjournment proposal.

Q:Why did the Rubicon Project board approve the merger agreement and the transactions contemplated by the merger agreement, including the merger?

A:For information regarding the Rubicon Project board’s reasons for approving the merger agreement and the transactions contemplated by the merger agreement, including the merger, and recommending that Rubicon Project stockholders approve the Rubicon Project share issuance proposal, see the section entitled “The Merger—Reasons for the Merger.”

Q:Why did the Telaria board approve the merger agreement and the transactions contemplated by the merger agreement, including the merger?

A:For information regarding the Telaria board’s reasons for approving and recommending adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, see the section entitled “The Merger—Reasons for the Merger.”

Q:What if I hold shares in both Rubicon Project and Telaria?

A:If you hold shares of both Rubicon Project common stock and Telaria common stock, you will receive two separate packages of proxy materials. A vote cast as a holder of Rubicon Project common stock will not count as a vote cast as a holder of Telaria common stock, and a vote cast as a holder of Telaria common stock will not count as a vote cast as a holder of Rubicon Project common stock. Therefore, please submit separate proxies for your shares of Rubicon Project common stock and your shares of Telaria common stock.

Q:What do I need to do now?

A:After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote your shares as soon as possible so that your shares will be represented at the Rubicon Project special meeting or Telaria special meeting, as applicable. Please follow the instructions set forth on the Rubicon Project proxy card or the Telaria proxy card, as applicable, or on the voting instruction form provided by the record holder if your shares are held in the name of your bank, broker or other nominee.

Q:Does my vote matter?

A:Yes. The merger cannot be completed unless the Rubicon Project share issuance proposal is approved by the affirmative vote of a majority of the outstanding shares of Rubicon Project common stock present in person or represented by proxy and entitled to vote on the Rubicon Project share issuance proposal at the Rubicon Project special meeting and the Telaria merger proposal is approved by the affirmative vote of the holders of a majority of all of the shares of Telaria common stock outstanding and entitled to vote at the Telaria special meeting.

Q:How do I vote?

A:If you are a stockholder of record of Rubicon Project as of the Rubicon Project record date, you are entitled to receive notice of, and cast a vote at, the Rubicon Project special meeting. If you are a stockholder of record of Telaria as of the Telaria record date, you are entitled to receive notice of, and cast a vote at, the Telaria special meeting. If you are a stockholder of record, you may submit your proxy before the Rubicon Project special meeting or the Telaria special meeting in one of the following ways:

•Telephone voting—use the toll-free number shown on your proxy card;

•Via the Internet—visit the website shown on your proxy card to vote via the Internet; or

•Mail—complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If you are a stockholder of record, you may also cast your vote in person at the applicable special meeting.

If your shares are held in “street name,” through a bank, broker or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the Rubicon Project special meeting or the Telaria special meeting will need to obtain a “legal proxy” form from their bank, broker or other nominee.

Q:What is the difference between holding shares as stockholder of record and as a beneficial owner?

A:You are a “stockholder of record” if your shares are registered directly in your name with Rubicon Project’s and Telaria’s transfer agent, American Stock Transfer & Trust Company, referred to as AST. As the stockholder of record, you have the right to vote in person at the Rubicon Project special meeting or the Telaria special meeting, as applicable. You may also vote by Internet, telephone or mail, as described above under the heading “How do I vote?” You are deemed to beneficially own shares in “street name” if your shares are held by a bank, broker or other nominee. Your bank, broker or other nominee will send you, as the beneficial owner, instructions for voting your shares. You should follow the instructions provided by them to vote your shares. If you beneficially own your shares, you are invited to attend the Rubicon Project special meeting or Telaria special meeting, as applicable; however, you may not vote your shares in person at the Rubicon Project special meeting or the Telaria special meeting, as applicable, unless you obtain a “legal proxy” from your bank, broker or other nominee that holds your shares, giving you the right to vote the shares at the Rubicon Project special meeting or the Telaria special meeting, as applicable.

Q:If my shares are held in “street name” by a bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?

A:If your shares are held in “street name” by a bank, broker or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank, broker or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Rubicon Project or Telaria, as applicable, or by voting in person at the Rubicon Project special meeting or Telaria special meeting, as applicable, unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Your bank, broker or other nominee is obligated to provide you with a voting instruction card for you to use.

If you hold your shares through a brokerage account, your broker typically has the authority to vote your shares in its discretion on “routine” proposals when it has not received voting instructions from you. However, a broker is not allowed to exercise its voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at each of the Rubicon Project special meeting and the Telaria special meeting are “non-routine” matters. Accordingly, if you hold your shares in street name through a brokerage account, your broker will not be able to exercise its discretion to vote uninstructed shares on any of the proposals presented at the Rubicon Project special meeting or the Telaria special meeting. As a result, we do not expect any broker non-votes at the Rubicon Project special meeting or the Telaria special meeting.

If you are a beneficial owner of Rubicon Project shares and you do not instruct your bank, broker or other nominee on how to vote your shares:

•your bank, broker, or other nominee may not vote your shares on the Rubicon Project share issuance proposal, which will have no effect on the outcome of such proposal; and

•your bank, broker or other nominee may not vote your shares on the Rubicon Project adjournment proposal, which will have no effect on the outcome of such proposal.

If you are a beneficial owner of Telaria shares and you do not instruct your bank, broker or other nominee on how to vote your shares:

•your bank, broker or other nominee may not vote your shares on the Telaria merger proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” such proposal;

•your bank, broker or other nominee may not vote your shares on the Telaria merger-related compensation proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal; and

•your bank, broker or other nominee may not vote your shares on the Telaria adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal.

Q:May I attend the Rubicon Project special meeting or the Telaria special meeting in person?

A:You or your authorized proxy may attend the Rubicon Project special meeting in person if you were a registered or beneficial stockholder of Rubicon Project common stock as of the Rubicon Project record date.

You or your authorized proxy may attend the Telaria special meeting in person if you were a registered or beneficial stockholder of Telaria common stock as of the Telaria record date.

Q:When and where will each of the Rubicon Project special meeting and Telaria special meeting take place? What must I bring to attend the Rubicon Project special meeting or the Telaria special meeting?

A:The Rubicon Project special meeting will be held at Rubicon Project’s headquarters, located at 12181 Bluff Creek Drive, 4th Floor, Los Angeles, California 90094 on March 30, 2020 at 10:00 a.m. local time. Subject to space availability, all Rubicon Project stockholders as of the Rubicon Project record date, or their duly appointed proxies, may attend the Rubicon Project special meeting. You will need to obtain an admission ticket in advance to attend the Rubicon Project special meeting. To do so, please make your request by mail to Office of the Corporate Secretary, 12181 Bluff Creek Drive, 4th Floor, Los Angeles, California 90094, by email at corporatesecretary@rubiconproject.com or by phone at (310) 207-0272. Rubicon Project’s Corporate Secretary must receive your request for an admission ticket on or before March 23, 2020. Seating will be limited and requests for tickets will be processed in the order in which they are received.

If you own shares in street name through an account with a bank, broker or other nominee, then send proof of your Rubicon Project share ownership as of the Rubicon Project record date (for example, a brokerage firm account statement or a “legal proxy” from your intermediary) along with your ticket request. If you are not sure what proof to send, check with your intermediary.

If your shares are registered in your name with Rubicon Project’s stock registrar and transfer agent, AST, no proof of ownership is required because Rubicon Project can verify your ownership.

For security reasons, be prepared to show a form of government-issued photo identification when presenting your ticket for admission to the Rubicon Project special meeting. If you forget to bring your ticket, you will be admitted only if you provide photo identification. If you do not request a ticket in advance, you will be admitted only if space is available and you provide photo identification and satisfactory evidence that you were a stockholder of Rubicon Project common stock as of the Rubicon Project record date. If you need special assistance at the Rubicon Project special meeting because of a disability, please contact Rubicon Project’s Corporate Secretary’s office.

The Telaria special meeting will be held at the offices of Cooley LLP, 55 Hudson Yards, New York, NY 10001 on March 30, 2020 at 10:00 a.m. local time. All Telaria stockholders as of the Telaria record date, or their duly appointed proxies, may attend the Telaria special meeting. Please allow ample time for the check-in procedures.

Telaria stockholders and their proxies will be admitted to the Telaria special meeting beginning at 9:30 a.m. local time on March 30, 2020. For security reasons, be prepared to show a form of government-issued photo identification, such as a driver’s license, state-issued identification card, or passport. If your shares are registered in your name with Telaria’s stock registrar and transfer agent, AST, your ownership will be verified against the list of record holders as of the record date prior to being admitted to the meeting. If you own shares in street name through an account with a bank, broker or other nominee, then you will need to provide proof of your Telaria share ownership as of the Telaria record date, such as a letter from your broker or nominee or a brokerage firm account statement reflecting your stock ownership as of the record date of the meeting or a “legal proxy” from your intermediary.  You will only be admitted if you provide photo identification and satisfactory evidence that you were a stockholder of Telaria common stock as of the Telaria record date.  If you need special assistance at the Telaria special meeting because of a disability, please contact Telaria’s Corporate Secretary’s Office at 222 Broadway, 16th Floor, New York, New York 10038.

Q:What if I fail to vote or abstain?

A:For purposes of the Rubicon Project special meeting, an abstention occurs when a Rubicon Project stockholder attends the Rubicon Project special meeting in person and does not vote or returns a proxy with an “abstain” instruction.

Rubicon Project share issuance proposal: An abstention will have the same effect as a vote cast “AGAINST” the Rubicon Project share issuance proposal. If a Rubicon Project stockholder is not present in person at the Rubicon Project special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal.

Rubicon Project adjournment proposal: An abstention will have the same effect as a vote cast “AGAINST” the Rubicon Project adjournment proposal. If a Rubicon Project stockholder is not present in person at the Rubicon Project special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal.

For purposes of the Telaria special meeting, an abstention occurs when a Telaria stockholder attends the Telaria special meeting in person and does not vote or returns a proxy with an “abstain” instruction.

Telaria merger proposal: An abstention will have the same effect as a vote cast “AGAINST” the Telaria merger proposal. If a Telaria stockholder is not present in person at the Telaria special meeting and does not respond by proxy, it will have the same effect of a vote cast “AGAINST” such proposal.

Telaria merger-related compensation proposal: An abstention will have the same effect as a vote cast “AGAINST” the Telaria merger-related compensation proposal. If a Telaria stockholder is not present in person at the Telaria special meeting and does not respond by proxy, it will have no effect on the outcome of the merger-related compensation proposal.

Telaria adjournment proposal: An abstention will have the same effect as a vote cast “AGAINST” the Telaria adjournment proposal. If a Telaria stockholder is not present in person at the Telaria special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal.

Q:What will happen if I return my proxy without indicating how to vote?

A:If you are a stockholder of record and you sign and return your proxy card without indicating how to vote on any particular proposal, the common stock represented by your proxy will be voted as recommended by the Rubicon Project board or the Telaria board, as applicable, with respect to that proposal. See above under the heading “If my shares are held in “street name” by a bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?” if your shares are held in street name.

Q:May I change or revoke my vote after I have delivered my proxy or voting instruction card?

A:Yes. If you are a stockholder of record, you may change or revoke your vote at the Rubicon Project special meeting or the Telaria special meeting, as applicable, as described herein. You may do this in one of the following four ways:

•by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case, if you are eligible to do so;

•by sending a notice of revocation to the corporate secretary of Rubicon Project or Telaria, as applicable;

•by sending a completed proxy card bearing a later date than your original proxy card; or

•by attending the Rubicon Project special meeting or the Telaria special meeting, as applicable, and voting in person.

If you choose the first method, you must take the described action no later than 11:59 p.m. Eastern time on the day before the Rubicon Project special meeting or the Telaria special meeting, as applicable. If you choose the second or third method, your notice of revocation or completed proxy card bearing a later date than your original proxy card must be received by 11:59 p.m. Eastern time on the day before the Rubicon Project special meeting or the Telaria special meeting, as applicable.

If your shares are held in an account at a bank, broker or other nominee and you have delivered your voting instruction card or otherwise given instruction on how to vote your shares to your bank, broker or other nominee, you should contact your bank, broker or other nominee to change your vote.

Q:What are the material U.S. federal income tax consequences of the merger?

A:The obligations of the parties to complete the merger are conditioned on, among other things, the receipt by each of Rubicon Project and Telaria of an opinion from its respective nationally recognized outside counsel (or other nationally recognized outside counsel reasonably acceptable to the parties), each dated and based on the facts and law existing as of the closing date of the merger, that for U.S. federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, referred to as the Code. Accordingly, it is expected that U.S. holders of shares of Telaria common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon receipt of Rubicon Project common stock in exchange for Telaria common stock in the merger (other than gain or loss, if any, with respect to any cash received in lieu of a fractional share of Rubicon Project common stock). For more information regarding the material U.S. federal income tax consequences of the merger, see “Material U.S. Federal Income Tax Consequences of the Merger.”

Q:Where can I find the voting results of the Rubicon Project special meeting and the Telaria special meeting?

A:The preliminary voting results will be announced at each of the Rubicon Project special meeting and the Telaria special meeting. In addition, within four business days following certification of the final voting results, each of Rubicon Project and Telaria intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Q:Are holders of Rubicon Project common stock entitled to appraisal rights?

A:No. Holders of Rubicon Project common stock are not entitled to appraisal rights under the General Corporation Law of the State of Delaware, as amended, referred to as the DGCL. For more information, see the section entitled “The Merger—No Appraisal or Dissenters’ Rights in the Merger.”

Q:Are holders of Telaria common stock entitled to appraisal rights?

A:No. Holders of Telaria common stock are not entitled to appraisal rights under the DGCL. For more information, see the section entitled “The Merger—No Appraisal or Dissenters’ Rights in the Merger.”

Q:What happens if I sell my shares of Rubicon Project common stock after the Rubicon Project record date but before the Rubicon Project special meeting?

A:The Rubicon Project record date for the Rubicon Project special meeting (the close of business on February 11, 2020) is earlier than the date of the Rubicon Project special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Rubicon Project common stock after the Rubicon Project record date but before the date of the Rubicon Project special meeting, you will retain your right to vote at the Rubicon Project special meeting.

Q:What happens if I sell my shares of Telaria common stock after the Telaria record date but before the Telaria special meeting?

A:The Telaria record date for the Telaria special meeting (the close of business on February 11, 2020) is earlier than the date of the Telaria special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Telaria common stock after the Telaria record date but before the date of the Telaria special meeting, you will retain your right to vote at the Telaria special meeting. However, you will not have the right to receive the merger consideration to be received by Telaria stockholders in the merger. In order to receive the merger consideration, you must hold your shares through completion of the merger.

Q:Are there any risks that I should consider in deciding whether to vote in favor of the Rubicon Project share issuance proposal or the Telaria merger proposal, or the other proposals to be considered at the Rubicon Project special meeting or the Telaria special meeting, as applicable?

A:Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 31. You also should read and carefully consider the risk factors of Rubicon Project and Telaria contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:What are the conditions to completion of the merger?

A:In addition to the approval of the Rubicon Project share issuance proposal by Rubicon Project stockholders and of the Telaria merger proposal by Telaria stockholders as described above, completion of the merger is subject to the satisfaction or (to the extent permitted by law) waiver of a number of other conditions, including:

•the expiration or termination of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, referred to as the HSR Act;

•the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part;

•approval of the listing on the NYSE of the Rubicon Project common stock forming part of the merger consideration;

•the absence of an injunction or law prohibiting the merger;

•receipt by each of Rubicon Project and Telaria of an opinion of its respective outside counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•the accuracy of the representations and warranties of Rubicon Project or Telaria, as applicable, made in the merger agreement (subject to the materiality standards set forth in the merger agreement);

•the performance by Rubicon Project or Telaria, as applicable, of its covenants and obligations under the merger agreement in all material respects; and

•delivery of an officer’s certificate by the other party certifying satisfaction of the conditions described in the preceding two bullet points.

Q:Whom should I contact if I have any questions about the proxy materials or voting?

A:If you have any questions about the proxy materials, or if you need assistance submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed Rubicon Project proxy card or Telaria proxy card, as applicable, you should contact D.F. King & Co., Inc., referred to as D.F. King, the proxy solicitation agent for each of Rubicon Project and Telaria:

if you are a Rubicon Project stockholder: D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 Telephone: (888) 541-9895 (toll-free) (212) 269-5550 (collect) Email: RUBI@dfking.com	if you are a Telaria stockholder: D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 Telephone: (800) 848-2998 (toll-free) (212) 269-5550 (collect) Email: TLRA@dfking.com

SUMMARY

This summary highlights selected information contained in this joint proxy statement/prospectus and does not contain all the information that may be important to you. Rubicon Project and Telaria urge you to read carefully this joint proxy statement/prospectus in its entirety, including the annexes. Additional, important information, which Rubicon Project and Telaria also urge you to read, is contained in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

The Parties to the Merger (page 51)

Rubicon Project

Rubicon Project provides a technology solution to automate the purchase and sale of digital advertising inventory for buyers and sellers. Rubicon Project’s platform features applications and services for digital advertising sellers, including websites, mobile applications and other digital media properties, and their representatives, to sell their digital advertising inventory; applications and services for buyers, including advertisers, agencies, agency trading desks, and demand side platforms, or DSPs, to buy digital advertising inventory; and a marketplace over which such transactions are executed.

Rubicon Project’s principal executive offices are located at 12181 Bluff Creek Drive, 4th Floor, Los Angeles, California 90094, and its telephone number is (310) 207-0272.

Rubicon Project common stock is publicly traded on the NYSE under the ticker symbol “RUBI.”

Telaria

Telaria provides a fully programmatic software platform for premium publishers to manage and monetize their video advertising. Telaria’s platform is built specifically for digital video and to support the unique requirements of connected TV, referred to as CTV, mobile and over-the-top content. Telaria provides publishers with real-time analytics, data and decisioning tools to control their video advertising business and offers a holistic monetization solution to optimize yield across a publisher’s entire supply of digital video inventory.

Telaria’s principal executive offices are located at 222 Broadway, 16th Floor, New York, New York 10038 and its telephone number is (646) 723-5300.

Telaria common stock is publicly traded on the NYSE under the ticker symbol “TLRA.”

Merger Sub

Merger Sub, a direct wholly owned subsidiary of Rubicon Project, is a Delaware corporation incorporated on December 18, 2019 for the purpose of effecting the merger. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement.

The Merger and the Merger Agreement (page 105)

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. We encourage you to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the merger.

Subject to the terms and conditions of the merger agreement and in accordance with the DGCL, Merger Sub will merge with and into Telaria, with Telaria continuing as the surviving corporation and a wholly owned subsidiary of Rubicon Project. Following the merger, Telaria common stock will be delisted from the NYSE, deregistered under the Exchange Act and will cease to be publicly traded.

Merger Consideration; Exchange Ratio (page 105)

At the completion of the merger, each share of Telaria common stock that is issued and outstanding immediately prior to the completion of the merger (except for shares held by Telaria as treasury stock and shares owned directly or indirectly by Rubicon Project or Merger Sub) will be converted into the right to receive 1.082 fully paid and nonassessable shares of Rubicon Project common stock, and, if applicable, substituting cash in lieu of fractional shares. The exchange ratio is fixed, which means that it will not change between now and the completion of the merger, regardless of whether the market price of either Rubicon Project common stock or Telaria common stock changes or whether operating results of either entity come in higher or lower than expected. The market value of Rubicon Project common stock at the time of completion of the merger could be greater than, less than or the same as the market value of Rubicon Project common stock on the date of this joint proxy statement/prospectus. We urge you to obtain current market quotations for the shares of common stock of Rubicon Project and Telaria.

For more details on the exchange ratio, see “The Merger Agreement—Merger Consideration.”

Treatment of Telaria Equity Awards (page 106)

Telaria Stock Options

Upon completion of the merger, each then-outstanding Telaria stock option (whether vested or unvested) will automatically be assumed by Rubicon Project and converted into an option to purchase (1) that number of shares of Rubicon Project common stock, rounded down to the nearest whole number of shares, equal to the product of (a) the number of shares of Telaria common stock subject to such Telaria stock option and (b) the exchange ratio, (2) at an exercise price per share of Rubicon Project common stock, rounded up to the nearest whole cent, equal to the quotient of (a) the exercise price per share of Telaria common stock of such Telaria stock option immediately prior to the completion of the merger and (b) the exchange ratio.

Telaria RSU Awards

Upon completion of the merger, each then-outstanding award of restricted stock units relating to Telaria common stock, referred to as a Telaria RSU Award, will, automatically: (1) if such Telaria RSU Award either becomes vested at the completion of the merger pursuant to its terms or is vested at the completion of the merger, be cancelled and converted into the right to receive a number of shares of Rubicon Project common stock equal to the product of (a) the number of shares of Telaria common stock subject to such Telaria RSU Award immediately prior to the completion of the merger and (b) the exchange ratio (plus a cash payment in respect of any fractional shares), less applicable tax withholding, or (2) if such Telaria RSU Award is not and does not become vested at the completion of the merger pursuant to its terms, be assumed by Rubicon Project and converted into an award of Rubicon Project restricted stock units with the same terms and conditions that applied to such Telaria RSU Award immediately prior to the completion of the merger, relating to a number of shares of Rubicon Project common stock equal to the product, rounded down to the nearest whole number of shares, of (a) the number of shares of Telaria common stock subject to such Telaria RSU Award immediately prior to the completion of the merger and (b) the exchange ratio.

For additional information with respect to treatment of Telaria equity awards, please see “The Merger Agreement—Treatment of Telaria Equity Awards.”

Recommendation of the Rubicon Project Board and its Reasons for the Merger (page 63)

After careful consideration of various factors described in “The Merger—Reasons for the Merger,” the Rubicon Project board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement (including the merger, certain governance arrangements and the Rubicon Project share issuance) are advisable and fair to and in the best interests of Rubicon Project and its stockholders, and the Rubicon Project board unanimously recommends that holders of Rubicon Project common stock vote:

•“FOR” the Rubicon Project share issuance proposal; and

•“FOR” the Rubicon Project adjournment proposal.

Recommendation of the Telaria Board and its Reasons for the Merger (page 63)

After careful consideration of various factors described in “The Merger—Reasons for the Merger,” the Telaria board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement (including the merger) are fair to and in the best interests of Telaria and its stockholders, and the Telaria board unanimously recommends that holders of Telaria common stock vote:

•“FOR” the Telaria merger proposal;

•“FOR” the Telaria merger-related compensation proposal; and

•“FOR” the Telaria adjournment proposal, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Telaria special meeting or any adjournment thereof.

Opinion of Rubicon Project’s Financial Advisor (page 72)

Rubicon Project retained Needham & Company, LLC, referred to as Needham & Company, to render an opinion as to the fairness, from a financial point of view, to Rubicon Project of the exchange ratio pursuant to the merger agreement. On December 18, 2019, Needham & Company delivered its oral opinion, which it subsequently confirmed in writing, to the Rubicon Project board that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the exchange ratio pursuant to the merger agreement was fair to Rubicon Project from a financial point of view.

The complete text of Needham & Company’s opinion, dated December 18, 2019, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham & Company, is attached as Annex E to this joint proxy statement/prospectus. Rubicon Project stockholders should read Needham & Company’s opinion carefully and in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on and scope of the review undertaken by Needham & Company in rendering its opinion. This summary is qualified in its entirety by reference to the full text of that opinion. Needham & Company provided its opinion for the information and assistance of the Rubicon Project board in connection with and for the purpose of the Rubicon Project board’s evaluation of the transaction contemplated by the merger agreement. Needham & Company’s opinion does not address any other aspect of the merger, or any related transaction, and does not constitute a recommendation to any stockholder of Rubicon Project as to how that stockholder should vote or act on any matter relating to the merger. Needham & Company’s opinion does not express any opinion as to the value of Rubicon Project common stock when issued pursuant to the merger or the prices at which Rubicon Project common stock or Telaria common stock will actually trade at any time.

Opinion of Telaria’s Financial Advisor (page 80)

Telaria engaged RBC Capital Markets, LLC, referred to as RBC Capital Markets, as financial advisor to Telaria in connection with the merger.  As part of this engagement, RBC Capital Markets delivered an opinion, dated December 18, 2019, to the Telaria board as to the fairness, from a financial point of view and as of such date, of the exchange ratio provided for pursuant to the merger agreement.  The full text of RBC Capital Markets’ written opinion, dated December 18, 2019, is attached as Annex F to this joint proxy statement/prospectus and sets forth, among other things, the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken by RBC Capital Markets in connection with its opinion.  RBC Capital Markets delivered its opinion to the Telaria board for the benefit, information and assistance of the Telaria board (in its capacity as such) in connection with its evaluation of the merger.  RBC Capital Markets’ opinion addressed only the fairness, from a financial point of view and as of the date of such opinion, of the exchange ratio (to the extent expressly specified in such opinion) and did not address any other aspect of the merger.  RBC Capital Markets’ opinion also did not address the underlying business decision of Telaria to engage in the merger or the relative merits of the merger compared to any alternative business strategy or transaction that may be available to Telaria or which Telaria might engage in or consider.  RBC Capital Markets did not express any opinion and does not make any recommendation to any securityholder as to how such securityholder should vote or act with respect to the merger or any proposal to be voted upon in connection with the merger or otherwise.

Interests of Rubicon Project’s Directors and Executive Officers in the Merger (page 93)

Certain of Rubicon Project’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of stockholders of Rubicon Project generally. The members of the Rubicon Project board were aware of, and considered, these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the stockholders of Rubicon Project approve the Rubicon Project share issuance proposal. Additional interests of the directors and executive officers of Rubicon Project in the merger include the payment of certain severance and other benefits upon a qualifying termination of employment following the completion of the merger, the designation of Michael Barrett, president and chief executive officer of Rubicon Project, as the chief executive officer of the combined company and that, at the completion of the merger, the board of directors of the combined company will consist of nine directors, including four directors who were serving as members of the Rubicon Project board as of immediately before the completion of the merger, plus the combined company’s chief executive officer, expected to be Mr. Barrett. Rubicon Project stockholders should take these interests into account in deciding whether to vote “FOR” the Rubicon Project share issuance proposal.

See the section entitled “The Merger—Interests of Rubicon Project’s Directors and Executive Officers in the Merger” for a more detailed description of these interests.

Interests of Telaria’s Directors and Executive Officers in the Merger (page 96)

The directors and executive officers of Telaria have interests in the merger that are different from, or in addition to, the interests of stockholders of Telaria generally. The members of the Telaria Board were aware of, and considered, these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the stockholders of Telaria adopt the merger agreement. Additional interests of the directors and executive officers of Telaria in the merger include the treatment of Telaria stock options and Telaria RSU Awards held by non-employee directors and/or executive officers, as applicable, in accordance with the merger agreement, the payment of certain severance and other benefits to the executive officers of Telaria upon a qualifying termination of employment in connection with the merger, the designation of certain executive officers of Telaria as executive officers of the combined company (including of Mark Zagorski, chief executive officer of Telaria, as president and chief operating officer of the combined company), that, at the completion of the merger, the board of directors of the combined company will consist of nine directors, including four Telaria designees, new employment arrangements with Mr. Zagorski, and the continued provision of indemnification and insurance coverage for current and former directors and executive officers of Telaria in accordance with the merger agreement. Telaria stockholders should take these interests into account in deciding whether to vote “FOR” the Telaria merger proposal.

See the section entitled “The Merger—Interests of Telaria’s Directors and Executive Officers in the Merger” for a more detailed description of these interests.

Information about the Rubicon Project Special Meeting (page 39)

Time, Place and Purpose of the Rubicon Project Special Meeting

The Rubicon Project special meeting to consider and vote upon the Rubicon Project share issuance proposal and related matters will be held at Rubicon Project’s headquarters, located at 12181 Bluff Creek Drive, 4th Floor, Los Angeles, California 90094 on March 30, 2020 at 10:00 a.m. local time.

At the Rubicon Project special meeting, Rubicon Project stockholders will be asked to consider and vote upon (1) the Rubicon Project share issuance proposal and (2) the Rubicon Project adjournment proposal.

Rubicon Project Record Date and Quorum

You are entitled to receive notice of, and to vote at, the Rubicon Project special meeting if you hold shares of Rubicon Project common stock as of the close of business on February 11, 2020, the Rubicon Project record date. On the Rubicon Project record date, there were [       ] shares of Rubicon Project common stock outstanding and entitled to vote at the Rubicon Project special meeting. Rubicon Project stockholders will have one vote on all matters properly coming before the Rubicon Project special meeting for each share of Rubicon Project common stock owned by such stockholders on the Rubicon Project record date.

The presence at the Rubicon Project special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Rubicon Project stock entitled to vote at the Rubicon Project special meeting will constitute a quorum for the transaction of business at the Rubicon Project special meeting.

Vote Required

The Rubicon Project share issuance proposal requires the affirmative vote of a majority of the outstanding shares of Rubicon Project common stock present in person or represented by proxy and entitled to vote on the Rubicon Project share issuance proposal at the Rubicon Project special meeting. If a Rubicon Project stockholder present in person at the Rubicon Project special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a Rubicon Project stockholder is not present in person at the Rubicon Project special meeting and does not respond by proxy or does not provide his, her or its bank, broker or other nominee with voting instructions, as applicable, it will have no effect on the vote count for such proposal.

The Rubicon Project adjournment proposal requires the affirmative vote of a majority of the outstanding shares of Rubicon Project common stock present in person or represented by proxy and entitled to vote on the Rubicon Project adjournment proposal at the Rubicon Project special meeting. If a Rubicon Project stockholder present in person at the Rubicon Project special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a Rubicon Project stockholder is not present in person at the Rubicon Project special meeting and does not respond by proxy or does not provide his, her or its bank, broker or other nominee with voting instructions, as applicable, it will have no effect on the vote count for such proposal.

Proxies and Revocations

Any Rubicon Project stockholder of record entitled to vote at the Rubicon Project special meeting may submit a proxy by telephone, over the Internet, or by returning the enclosed Rubicon Project proxy card in the accompanying prepaid reply envelope, or may vote in person by appearing at the Rubicon Project special meeting. If your shares of Rubicon Project common stock are held in “street name” through a bank, broker or other nominee, you should instruct your bank, broker or other nominee on how to vote your shares of Rubicon Project common stock using the instructions provided by your bank, broker or other nominee.

If you are a record holder, you may change or revoke your vote as described herein. You may do this in one of the following four ways: (1) by logging onto the Internet website specified on your Rubicon Project proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your Rubicon Project proxy card, in each case, if you are eligible to do so; (2) by sending a notice of revocation to the corporate secretary of Rubicon Project; (3) by sending a completed Rubicon Project proxy card bearing a later date than your original Rubicon Project proxy card; or (4) by attending the Rubicon Project special meeting and voting in person. If you choose the first method, you must take the described action no later than 11:59 p.m. Eastern time on March 29, 2020 (the day before the Rubicon Project special meeting). If you choose the second or third method, your notice of revocation or completed proxy card bearing a later date than your original proxy card must be received by 11:59 p.m. Eastern time on March 29, 2020 (the day before the Rubicon Project special meeting).

Information about the Telaria Special Meeting (page 45)

Time, Place and Purpose of the Telaria Special Meeting

The Telaria special meeting to consider and vote upon the Telaria merger proposal and related matters, will be held at the offices of Cooley LLP, 55 Hudson Yards, New York, NY 10001 on March 30, 2020 at 10:00 a.m. local time.

At the Telaria special meeting, the Telaria stockholders will be asked to consider and vote upon (1) the Telaria merger proposal, (2) the Telaria merger-related compensation proposal and (3) the Telaria adjournment proposal.

Telaria Record Date and Quorum

You are entitled to receive notice of, and to vote at, the Telaria special meeting if you hold shares of Telaria common stock as of the close of business on February 11, 2020, the Telaria record date. On the Telaria record date, there were [       ] shares of Telaria common stock outstanding and entitled to vote at the Telaria special meeting. Telaria stockholders will have one vote on all matters properly coming before the Telaria special meeting for each share of Telaria common stock owned by such Telaria stockholders on the Telaria record date.

The presence at the Telaria special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Telaria stock entitled to vote at the Telaria special meeting will constitute a quorum for the transaction of business at the Telaria special meeting.

Vote Required

The Telaria merger proposal requires the affirmative vote of the holders of a majority of the shares of Telaria common stock outstanding and entitled to vote at the Telaria special meeting. If a Telaria stockholder present in person at the Telaria special meeting abstains from voting, responds by proxy with an “abstain” vote, is not present in person at the Telaria special meeting and does not respond by proxy or does not provide his, her or its bank, broker or other nominee with voting instructions, as applicable, it will have the effect of a vote cast “AGAINST” such proposal.

The Telaria merger-related compensation proposal requires the affirmative vote of holders of a majority of the shares of Telaria common stock present in person or represented by proxy at the Telaria special meeting and entitled to vote on the Telaria merger-related compensation proposal, assuming a quorum. If a Telaria stockholder present in person at the Telaria special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a Telaria stockholder is not present in person at the Telaria special meeting and does not respond by proxy or does not provide his, her or its bank, broker or other nominee with voting instructions, as applicable, it will have no effect on the vote count for such proposal.

The Telaria adjournment proposal requires the affirmative vote of holders of a majority of the shares of Telaria common stock present in person or represented by proxy at the Telaria special meeting. If a Telaria stockholder present in person at the Telaria special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a Telaria stockholder is not present in person at the Telaria special meeting and does not respond by proxy or does not provide his, her or its bank, broker or other nominee with voting instructions, as applicable, it will have no effect on the vote count for such proposal.

Proxies and Revocations

Any Telaria stockholder of record entitled to vote at the Telaria special meeting may submit a proxy by telephone, over the Internet, or by returning the enclosed Telaria proxy card in the accompanying prepaid reply envelope, or may vote in person by appearing at the Telaria special meeting. If your shares of Telaria common stock are held in “street name” through a bank, broker or other nominee, you should instruct your bank, broker or other nominee on how to vote your shares of Telaria common stock using the instructions provided by your bank, broker or other nominee.

If you are a record holder, you may change or revoke your vote as described herein. You may do this in one of the following four ways: (1) by logging onto the Internet website specified on your Telaria proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your Telaria proxy card, in each case, if you are eligible to do so; (2) by sending a notice of revocation to the corporate secretary of Telaria; (3) by sending a completed Telaria proxy card bearing a later date than your original Telaria proxy card; or (4) by attending the Telaria special meeting and voting in person. If you choose the first method, you must take the described action no later than 11:59 p.m. Eastern time on March 29, 2020 (the day before the Telaria special meeting). If you choose the second or third method, your notice of revocation or completed proxy card bearing a later date than your original proxy card must be received by 11:59 p.m. Eastern time on March 29, 2020 (the day before the Telaria special meeting).

Voting by Rubicon Project Directors and Executive Officers (page 40)

As of the close of business on January 24, 2020, the most recent practicable date for which such information was available, directors and executive officers of Rubicon Project and their affiliates owned and were entitled to vote 2,155,459 shares of Rubicon Project common stock, or approximately 5.1% of the shares of common stock outstanding on that date. The number and percentage of shares of Rubicon Project common stock owned by directors and executive officers of Rubicon Project and their affiliates as of the Rubicon Project record date are not expected to be meaningfully different from the number and percentage as of January 24, 2020. In accordance with the Rubicon Project voting agreements described below, the form of which is attached hereto as Annex C, it is expected that Rubicon Project’s directors and executive officers will vote their shares of Rubicon Project common stock in favor of each of the proposals to be considered at the Rubicon Project special meeting. For information with respect to Rubicon Project common stock owned by directors and executive officers of Rubicon Project, please see the section entitled “Rubicon Project Beneficial Ownership Table.” The number of shares reflected above does not include shares underlying outstanding Rubicon Project stock options or Rubicon Project restricted stock unit awards.

Voting by Telaria Directors and Executive Officers (page 46)

As of the close of business on January 24, 2020, the most recent practicable date for which such information was available, directors and executive officers of Telaria and their affiliates owned and were entitled to vote 1,376,127 shares of Telaria common stock, or approximately 2.91% of the shares of common stock outstanding on that date. The number and percentage of shares of Telaria common stock owned by directors and executive officers of Telaria and their affiliates as of the Telaria record date are not expected to be meaningfully different from the number and percentage as of January 24, 2020. In accordance with the Telaria voting agreements described below, the form of which is attached hereto as Annex D, it is expected that Telaria’s directors and named executive officers will vote their shares of common stock in favor of each of the proposals to be considered at the Telaria special meeting. It is likewise currently expected that Telaria’s other executive officers will vote their shares of Telaria common stock in favor of each of the proposals to be considered at the Telaria special meeting, although none of such other executive officers have entered into an agreement obligating them to do so. For information with respect to Telaria common stock owned by directors and executive officers of Telaria, please see the section entitled “Telaria Beneficial Ownership Table.” The number of shares reflected above does not include share underlying Telaria stock options or Telaria RSU Awards.

Governance of the Combined Company After the Merger (page 102)

At the completion of the merger, the bylaws of Rubicon Project will be amended and restated to be in the form attached to this joint proxy statement/prospectus as Annex B. The amended and restated bylaws contain certain provisions relating to the governance of the combined company following completion of the merger.

Chairman of the Combined Company; Chief Executive Officer of the Combined Company; Other Officers

The merger agreement provides that Paul Caine, the current non-executive chairman of the Telaria board (who was executive chairman of the Telaria board as of the signing of the merger agreement), will be appointed to serve as the non-executive chairman of the board of the combined company. The chief executive officer of Rubicon Project as of immediately before the completion of the merger will continue to serve as the chief executive officer of the combined company. The merger agreement provides that the chief executive officer of Telaria as of the signing of the merger agreement, Mark Zagorski, will be appointed to serve as president and chief operating officer of the combined company, reporting to the chief executive officer, and will be responsible in such capacity for overseeing the combined company’s CTV business unit and certain aspects of the integration of Telaria’s and Rubicon Project’s respective businesses.

The parties have also agreed to certain other appointments as further described in the section entitled “The Merger—Governance of the Combined Company After the Merger.” Although not specifically agreed to by the parties in the merger agreement or otherwise, it is expected that David Day, Rubicon Project’s chief financial officer, will continue to serve as chief financial officer of the combined company.

Board of Directors of the Combined Company

The board of directors of the combined company as of the completion of the merger will have nine members, consisting of:

•four directors, each of whom will be a member of the Rubicon Project board as of immediately before the completion of the merger and each of whom will qualify as an “independent director” under the listing standards of the NYSE, referred to as the Rubicon Project continuing directors;

•four directors, each of whom will be a member of the Telaria board as of immediately before the completion of the merger and at least three of whom will qualify as an “independent director” under the listing standards of the NYSE, referred to as the Telaria continuing directors; and

•the chief executive officer of Rubicon Project as of immediately before the completion of the merger.

As of the date of this joint proxy statement/prospectus, Rubicon Project expects that the following four Rubicon Project directors will be designated to serve on the combined company board of directors as Rubicon Project continuing directors: Robert J. Frankenberg, Sarah P. Harden, Robert F. Spillane and Lisa L. Troe. As of the date of this joint proxy statement/prospectus, Telaria expects that the following four Telaria directors will be designated to serve on the combined company board of directors as Telaria continuing directors: Paul Caine, Doug Knopper, Rachel Lam and James Rossman.

Biographical information for Rubicon Project’s expected designees to the combined company board of directors is incorporated by reference from the Definitive Proxy Statement for Rubicon Project’s 2019 annual meeting filed with the SEC on April 5, 2019. Biographical information for Telaria’s expected designees to the combined company board of directors is incorporated by reference from the Definitive Proxy Statement for Telaria’s 2019 annual meeting filed with the SEC on April 24, 2019. The Rubicon Project board is currently in the process of confirming the independence of each proposed Rubicon Project continuing director and proposed Telaria continuing director for purposes of the listing standards of the NYSE and will make an affirmative determination as to each such director’s independence prior to the completion of the merger.

Following the completion of the merger and until the second anniversary of the completion of the merger, the board of directors of the combined company will continue to be comprised of four Rubicon Project continuing directors (or, in the event of a vacancy among the Rubicon Project continuing directors, a replacement Rubicon Project continuing director proposed by a majority of the remaining Rubicon Project continuing directors), each of whom shall meet the independence standards of the NYSE, four Telaria continuing directors (or, in the event of a vacancy among the Telaria continuing directors, a replacement Telaria continuing director proposed by a majority of the remaining Telaria continuing directors), at least three of whom shall meet the independence standards of the NYSE, and the chief executive officer of Rubicon Project.

Following completion of the merger and until the second anniversary of the completion of the merger, Paul Caine, the current non-executive chairman of the Telaria board (who was executive chairman of the Telaria board as of the signing of the merger agreement), will be the non-executive chairman of the board of the combined company so long as he continues to serve as a member of the board of directors of the combined company. If Mr. Caine ceases to be a member of the board of directors of the combined company during such period, then the board of directors of the combined company, acting by the affirmative vote of both a majority of the then-serving Rubicon Project continuing directors and a majority of the then-serving Telaria continuing directors, will elect one of its members (who may be either a Rubicon Project continuing director or a Telaria continuing director) to be the non-executive chairman of the board.

Regulatory Approvals (page 103)

Under the HSR Act and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division of the United States Department of Justice, referred to as the Antitrust Division, and the United States Federal Trade Commission, referred to as the FTC, and all statutory waiting period requirements have been satisfied. Completion of the merger is subject to the expiration or earlier termination of the applicable waiting period under the HSR Act. Rubicon Project and Telaria each filed their respective HSR Act notification forms on January 6, 2020. On January 14, 2020, Rubicon Project and Telaria received notice from the FTC that it had granted early termination, effective immediately, of the applicable waiting period under the HSR Act.

There can be no assurance that a challenge to the merger on antitrust or other regulatory grounds will not be made or, if such a challenge is made, that it would not be successful.

See “The Merger—Regulatory Approvals.”

Litigation Relating to the Merger (page 104)

On February 5, 2020, a complaint was filed against Telaria and its directors in the United States District Court for the Southern District of New York by a putative stockholder of Telaria challenging the proposed merger. The plaintiff contends that the Registration Statement on Form S-4 filed with the SEC by Rubicon Project on January 30, 2020, and serving as the preliminary joint proxy statement/prospectus, omitted or misrepresented material information regarding the merger. The complaint seeks injunctive relief, rescission, or rescissory damages, and an award of plaintiff’s costs, including attorneys’ fees and expenses. Rubicon Project and Telaria believe the claims asserted in the complaint are without merit. For a more detailed description of litigation in connection with the merger, see “The Merger--Litigation Relating to the Merger.”

Conditions to Completion of the Merger (page 120)

In addition to the approval of the Rubicon Project share issuance proposal by Rubicon Project stockholders and of the Telaria merger proposal by Telaria stockholders, completion of the merger is subject to the satisfaction (or waiver to the extent permitted by law) of a number of other conditions, including:

•the expiration or termination of the applicable waiting period under the HSR Act;

•the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part;

•approval of the listing on the NYSE of the Rubicon Project common stock forming part of the merger consideration;

•the absence of an injunction or law prohibiting the merger;

•receipt by each of Rubicon Project and Telaria of an opinion of its respective outside counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•the accuracy of the representations and warranties of Rubicon Project or Telaria, as applicable, made in the merger agreement (subject to the materiality standards set forth in the merger agreement);

•the performance by Rubicon Project or Telaria, as applicable, of its covenants and obligations under the merger agreement in all material respects; and

•delivery of an officer’s certificate by the other party certifying satisfaction of the conditions described in the preceding two bullet points.

The parties expect to complete the merger after all of the conditions to the merger in the merger agreement are satisfied or, to the extent permitted by law, waived, including after Rubicon Project receives stockholder approval of the Rubicon Project share issuance proposal at the Rubicon Project special meeting and Telaria receives stockholder approval of the Telaria merger proposal at the Telaria special meeting and after Rubicon Project and Telaria receive all required regulatory approvals. For a more complete description of the conditions to the merger, see “The Merger Agreement—Conditions to the Merger.”

Expected Timing of the Merger (page 103)

The parties expect the merger to be completed in the first half of 2020. Neither Rubicon Project nor Telaria can predict, however, the actual date on which the merger will be completed because it is subject to conditions beyond each company’s control. For a more complete description of the conditions to the merger, see “The Merger Agreement—Conditions to the Merger.”

Ownership of the Combined Company after the Merger (page 105)

As of the date of this joint proxy statement/prospectus, based on the number of shares of Rubicon Project common stock and Telaria common stock outstanding and reserved for issuance as of the signing of the merger agreement, we estimate that, immediately following completion of the merger, former holders of Telaria common stock will own approximately 47.1% and pre-merger holders of Rubicon Project common stock will own approximately 52.9% of the common stock of the combined company on a fully diluted basis. The exact equity stake of Rubicon Project stockholders and Telaria stockholders in the combined company immediately following the merger will depend on the number of shares of Rubicon Project common stock and Telaria common stock issued and outstanding immediately prior to the merger.

No Solicitation; Change of Recommendation (page 113)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, and subject to the exceptions summarized below, each of Rubicon Project and Telaria has agreed that it will not, and it will cause its subsidiaries and its and their respective officers and directors not to, and use reasonable best efforts to cause its and its subsidiaries’ other representatives not to, directly or indirectly (1) solicit, initiate or knowingly encourage or take any other action to facilitate any alternative transaction (as defined in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation of Alternative Transactions”) to acquire 20% or more of Rubicon Project’s or Telaria’s, as applicable, equity or voting power or 20% or more of Rubicon Project or Telaria’s, as applicable, consolidated revenues, net income or assets, or (2) participate in any discussions or negotiations, or cooperate in any way with any person, with respect to any alternative transaction.

The merger agreement includes certain exceptions to the non-solicitation covenant such that, prior to obtaining the Rubicon Project stockholder approval or the Telaria stockholder approval, Rubicon Project or Telaria, as applicable, may participate in discussions and negotiations concerning an unsolicited alternative transaction if the Rubicon Project board or Telaria board, as applicable, determines in good faith, after consultation with its outside counsel and financial advisors, that the alternative transaction constitutes or would reasonably be expected to result in a “superior proposal” (as defined in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation of Alternative Transactions”). Also, each of the Rubicon Project board and the Telaria board may, subject to complying with certain specified procedures, including providing Telaria and Rubicon Project, as applicable, with a good faith opportunity to negotiate, (1) change its recommendation in favor of the Rubicon Project share issuance proposal or the Telaria merger proposal, as applicable, in response to an unsolicited “superior proposal,” to the extent failure to do so would be inconsistent with its fiduciary duties under applicable law, or (2) change its recommendation in favor of the Rubicon Project share issuance proposal or Telaria merger proposal, as applicable, in response to an “intervening event” (as defined in the section entitled “The Merger Agreement—Covenants and Agreements—Changes in Board Recommendations”) that becomes known after the date of the merger agreement but prior to the Rubicon Project stockholder approval or the Telaria stockholder approval, as applicable, to the extent failure to do so would be inconsistent with its fiduciary duties under applicable law.

For a more complete description of the limitations on the solicitation of transaction proposals from third parties and the ability of the Rubicon Project board or the Telaria board, as applicable, to change its respective recommendation with respect to the transaction, see “The Merger Agreement—Covenants and Agreements—No Solicitation of Alternative Transactions;—Changes in Board Recommendations.”

Termination of the Merger Agreement (page 121)

The merger agreement may be terminated by mutual written consent of Telaria and Rubicon Project at any time before the completion of the merger. In addition, the merger agreement may be terminated by either Rubicon Project or Telaria:

•if the merger has not been completed by June 30, 2020, referred to as the outside date, subject to an automatic extension to August 31, 2020 in the event that the SEC has not by May 1, 2020 declared effective under the Securities Act the registration statement of which this joint proxy statement/prospectus forms a part; provided that this right to terminate the merger agreement will not be available to a party whose material breach of any of its obligations under the merger agreement has been the principal cause of, or principally resulted in, the failure of the closing of the merger to have occurred on or before the outside date;

•if the Telaria stockholder approval has not been obtained at the Telaria special meeting or at any adjournment or postponement of such meeting;

•if the Rubicon Project stockholder approval has not been obtained at the Rubicon Project special meeting or at any adjournment or postponement of such meeting;

•if any governmental entity of competent jurisdiction has issued or entered any order or any applicable law has been enacted or promulgated that would permanently restrain, enjoin or otherwise prohibit the merger or if any expiration, termination, authorization or consent from a governmental entity required to be obtained under the HSR Act shall have been denied and such denial shall have become final and non-appealable;

•if the other party breaches or fails to perform any of its respective representations, warranties, covenants or other agreements in the merger agreement, which breach or failure to perform would result in the failure of a condition related to the accuracy of its representations and warranties or performance of its covenants in the merger agreement, subject to certain materiality thresholds and rights to cure and other limitations; or

•at any time prior to the Rubicon Project special meeting or Telaria special meeting, respectively, if the Rubicon Project board (in the case of a termination by Telaria) or the Telaria board (in the case of a termination by Rubicon Project) changes its recommendation to its stockholders to vote in favor of the transaction or the other party willfully breaches certain covenants under the merger agreement to not solicit alternative transactions or to hold its special meeting, referred to as a triggering event.

If the merger agreement is terminated as described above, the merger agreement will be void without liability or obligation on the part of any party, subject to certain exceptions, including as described below and that no party will be relieved from liability for any willful breach of the merger agreement or fraud.

Termination Fee (page 122)

The merger agreement provides for payment of a termination fee by Telaria to Rubicon Project of $13.7 million in connection with a termination of the merger agreement under certain circumstances.

In addition, the merger agreement provides for payment of a termination fee by Rubicon Project to Telaria of $16 million in connection with a termination of the merger agreement under certain circumstances.

For a more complete description of each party’s termination rights and the related termination fee obligations, see “The Merger Agreement—Termination” and “The Merger Agreement—Expenses and Termination Fees.”

No Appraisal Rights (page 103)

Rubicon Project stockholders and Telaria stockholders are not entitled to appraisal rights under the DGCL with respect to the merger. For more information, see “The Merger—No Appraisal or Dissenters’ Rights in the Merger.”

Material U.S. Federal Income Tax Consequences of the Merger (page 125)

The obligations of the parties to complete the merger are conditioned on, among other things, the receipt by each of Rubicon Project and Telaria of an opinion from its respective nationally recognized outside counsel (or other nationally recognized outside counsel reasonably acceptable to the parties), each dated and based on the facts and law existing as of the closing date of the merger, that for U.S. federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Provided the merger qualifies as a “reorganization,” U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger”) of shares of Telaria common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the receipt of Rubicon Project common stock in exchange for Telaria common stock in the merger (other than gain or loss, if any, with respect to any cash received in lieu of a fractional share of Telaria common stock).

The material U.S. federal income tax consequences of the merger are discussed in more detail in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger.” The discussion of the material U.S. federal income tax consequences contained in this joint proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger that may vary with, or are dependent on, individual circumstances. In addition, it does not address tax considerations under state, local or foreign laws or U.S. federal laws other than those pertaining to U.S. federal income tax.

Accounting Treatment (page 104)

Rubicon Project prepares its financial statements in accordance with accounting principles generally accepted in the United States, referred to as GAAP. The merger will be accounted for as an acquisition of Telaria by Rubicon Project under the acquisition method of accounting in accordance with GAAP. Rubicon Project will be treated as the acquiror for accounting purposes. Under this method of accounting, Rubicon Project will record the acquisition based on the fair value of the consideration given as of the effective date of the merger, which will include the market value of the shares of Rubicon Project common stock issued in connection with the merger, the fair value associated with pre-acquisition vested Telaria stock options exchanged for Rubicon Project stock options and the fair value of equity awards that accelerate and become vested as a result of the merger, all based on the exchange ratio of one share of Telaria common stock for 1.082 shares of Rubicon Project common stock. Rubicon Project will allocate the purchase price to the identifiable assets acquired and liabilities assumed based on their respective fair values at the date of the completion of the merger. Any excess of the value of consideration paid over the aggregate fair value of those net assets will be recorded as goodwill. Any identified definite lived intangible assets will be amortized over their estimated useful lives and any identified intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill are also tested for impairment when certain indicators are present. The allocation of the purchase price reflected in the unaudited pro forma condensed combined financial statements is based on preliminary estimates using assumptions Rubicon Project management and Telaria management believe are reasonable and based on currently available information. The final purchase price and fair value assessment of assets and liabilities will be based in part on a detailed valuation that has not yet been completed.

In identifying Rubicon Project as the accounting acquiror, Rubicon Project and Telaria considered the structure of the transaction and other actions contemplated by the merger agreement, relative outstanding share ownership and market values, the composition of the combined company’s board of directors, the relative size of Rubicon Project and Telaria, and the designation of certain senior management positions of the combined company.

Rights of Telaria Stockholders Will Change as a Result of the Merger (page 168)

Telaria stockholders will have different rights once they become Rubicon Project stockholders due to differences between the organizational documents of Rubicon Project and Telaria. These differences are described in more detail under the section entitled “Comparative Rights of Stockholders.”

NYSE Listing of Rubicon Project Common Stock and Delisting and Deregistration of Telaria Common Stock (page 104)

Prior to the completion of the merger, Rubicon Project has agreed to use its reasonable best efforts to cause the shares of Rubicon Project common stock to be issued in connection with the merger to be approved for listing on the NYSE. The listing of the shares of Rubicon Project common stock on the NYSE, subject to official notice of issuance, is also a condition to completion of the merger.

If the merger is completed, Telaria common stock will cease to be listed on the NYSE and Telaria common stock will be deregistered under the Exchange Act.

Risk Factors (page 31)

You should consider all the information contained in or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. In particular, you should carefully consider the risks that are described in the section entitled “Risk Factors.”

SELECTED HISTORICAL CONDENSED CONSOLIDATED FINANCIAL DATA OF RUBICON PROJECT

The following table presents selected historical condensed consolidated financial data for Rubicon Project as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 and as of and for the nine months ended September 30, 2019 and 2018. The statement of operations data for the years ended December 31, 2018 and 2017 and the balance sheet data as of December 31, 2018 and 2017 have been obtained from Rubicon Project’s audited consolidated financial statements incorporated by reference in Rubicon Project’s Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference into this joint proxy statement/prospectus. The balance sheet data as of September 30, 2019 and the statement of operations data for the nine months ended September 30, 2019 and 2018 have been obtained from Rubicon Project’s unaudited condensed consolidated financial statements included in Rubicon Project’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which is incorporated by reference into this joint proxy statement/prospectus. The balance sheet data as of September 30, 2018 has been obtained from Rubicon Project’s unaudited condensed consolidated financial statements included in Rubicon Project’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, which is not incorporated by reference into this joint proxy statement/prospectus. The statement of operations data for the years ended December 31, 2016, 2015 and 2014 and the balance sheet data as of December 31, 2016, 2015 and 2014 have been derived from Rubicon Project’s audited consolidated financial statements as of and for such periods, which have not been incorporated by reference into this joint proxy statement/prospectus.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in Rubicon Project’s Annual Report on Form 10-K for the year ended December 31, 2018 and Rubicon Project’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. See the section entitled “Where You Can Find More Information.”

	Nine Months Ended September 30,		Year Ended December 31,
(Dollars and shares in thousands, except per share amounts)	2019	2018	2018	2017(1)	2016(1)	2015	2014
Consolidated Balance Sheet
Cash and cash equivalents	$85,122	$82,354	$80,452	$76,642	$149,423	$116,499	$97,196
Marketable securities	—	14,486	7,524	52,504	40,550	36,732	—
Accounts receivable, net	172,284	155,328	205,683	165,890	192,064	218,235	133,267
Prepaid expenses and other current assets	5,773	8,781	6,882	9,620	9,540	7,724	7,514
Property and equipment, net	24,238	33,884	33,487	47,393	36,246	25,403	15,196
Internal use software development costs, net	15,189	14,432	14,570	12,734	16,522	13,929	11,501
Intangible assets, net	7,870	10,971	10,174	13,359	6,804	50,783	14,090
Goodwill	—	—	—	—	65,705	65,705	16,290
Total Assets	$335,321	$321,115	$360,012	$383,635	$519,775	$536,736	$296,481
Debt and capital lease obligations, current and non-current							105
Total liabilities	231,198	203,363	241,999	219,024	220,262	258,635	167,729
Common stockholders’ equity	104,123	117,752	118,013	164,611	299,513	278,101	128,752

Consolidated Statements of Operations
Revenue	$107,928	$83,253	$124,685	$155,545	$278,221	$248,484	$125,295
Expenses:
Cost of revenue	44,070	44,514	60,003	56,836	73,247	58,495	20,754
Sales and marketing	33,151	34,046	44,556	51,794	83,328	83,333	43,203
Technology and development	29,848	29,038	37,863	47,500	51,184	42,055	22,718
General and administrative	29,428	33,340	42,431	55,596	68,570	70,199	57,398
Restructuring and other exit costs	—	3,440	3,440	5,959	3,316	—	—
Impairment of intangible assets and internal use software	—	—	—	4,585	23,473	—	—
Impairment of goodwill	—	—	—	90,251	—	—	—
Total expenses	136,497	144,378	188,293	312,521	303,118	254,082	144,073
Loss from operations	(28,569)	(61,125)	(63,608)	(156,976)	(24,897)	(5,598)	(18,778)
Other (income) expense:	(999)	(1,766)	(2,143)	(431)	(1,984)	(1,459)	(277)

	Nine Months Ended September 30,		Year Ended December 31,
(Dollars and shares in thousands, except per share amounts)	2019	2018	2018	2017(1)	2016(1)	2015	2014
Loss before income taxes	(27,570)	(59,359)	(61,465)	(156,545)	(22,913)	(4,139)	(18,501)
Provision (benefit) for income taxes	(569)	233	357	(1,762)	(4,860)	(4,561)	172
Net income (loss)	$(27,001)	$(59,592)	$(61,822)	$(154,783)	(18,053)	422	(18,673)
Cumulative preferred stock dividends(2)	—	—	—	—	—	—	(1,116)
Net income (loss) attributable to common stockholders	$(27,001)	$(59,592)	$(61,822)	$(154,783)	$(18,053)	$422	$(19,789)
Net income (loss) per share attributable to common stockholders(3)
Basic	$(0.52)	$(1.19)	$(1.23)	$(3.17)	$(0.39)	$0.01	$(0.70)
Diluted	$(0.52)	$(1.19)	$(1.23)	$(3.17)	$(0.39)	$0.01	$(0.70)
Weighted average shares used to compute net income (loss) per share:
Basic	52,324	50,095	50,259	48,869	46,655	39,663	28,217
Diluted	52,324	50,095	50,259	48,869	46,655	44,495	28,217

(1)During the years ended December 31, 2017 and December 31, 2016, Rubicon Project was negatively impacted by rapid changes in the ad tech industry, including demand by ad tech buyers for more efficiency and lower costs, changes in bidding technologies, and increased competition. In response to these challenges, Rubicon Project made significant reductions in fees charged to buyers during 2017, and in November 2017 eliminated its buyer fees altogether. The competitive pressures and reduced take rate resulted in lower revenue on an annual basis in 2018 compared to the prior year. In an effort to bring its costs into better alignment with reduced take rates, Rubicon Project restructured part of its business to reduce headcount and related operating costs, and also reduced capital expenditures. As a result, Rubicon Project recorded impairments to its goodwill, intangible assets, and internal use software. Due to the restructuring, periods presented may not be comparable, specifically the years ended December 31, 2018 and 2017.

(2)Upon the close of Rubicon Project’s IPO in April 2014, each outstanding share of convertible preferred stock was converted into one-half of a share of Rubicon Project common stock. Prior to the conversion, the holders of Rubicon Project’s convertible preferred stock were entitled to cumulative dividends prior and in preference to common stock. These cumulative preferred dividends are shown as a reduction to net income (loss) to arrive at net income (loss) attributable to common stockholders for the year ended December 31, 2014.

(3)See Note 3 to Rubicon Project’s consolidated financial statements, included in its Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference into this joint proxy statement/prospectus, for a description of the method used to compute basic and diluted income (loss) per share attributable to common stockholders.

SELECTED HISTORICAL CONDENSED CONSOLIDATED FINANCIAL DATA OF TELARIA

The following table presents selected historical condensed consolidated financial data for Telaria as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 and as of and for the nine months ended September 30, 2019 and 2018. The statement of operations data for the years ended December 31, 2018, 2017 and 2016 and the balance sheet data as of December 31, 2018 and 2017 have been obtained from Telaria’s audited consolidated financial statements incorporated by reference in Telaria’s Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference into this joint proxy statement/prospectus. The balance sheet data as of September 30, 2019 and the statement of operations data for the nine months ended September 30, 2019 and 2018 have been obtained from Telaria’s unaudited condensed consolidated financial statements included in Telaria’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which is incorporated by reference into this joint proxy statement/prospectus. The balance sheet data as of September 30, 2018 has been obtained from Telaria’s unaudited condensed consolidated financial statements included in Telaria’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, which is not incorporated by reference into this joint proxy statement/prospectus.  The statement of operations data for the years ended December 31, 2015 and 2014 and the balance sheet data as of December 31, 2016, 2015 and 2014 have been derived from Telaria’s audited consolidated financial statements as of and for such periods, which have not been incorporated by reference into this joint proxy statement/prospectus.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in Telaria’s Annual Report on Form 10-K for the year ended December 31, 2018 and Telaria’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. See the section entitled “Where You Can Find More Information.”

	Nine Months Ended September 30,		Year Ended December 31,
(Dollars in thousands, except per share amounts)	2019	2018	2018(1)	2017(1)	2016(1)	2015(1)	2014(1)
Consolidated Balance Sheet
Cash and cash Equivalents	65,749	70,567	47,659	76,320	43,160	59,887	77,787
Accounts Receivable	114,382	67,963	104,387	59,288	29,429	14,715	—
Prepaid expenses and other current assets	3,903	3,502	3,381	2,499	1,833	3,204	1,054
Current assets of discontinued operations	—	—	—	—	50,170	56,580	47,282
Property and equipment, net	2,167	3,009	2,789	3,194	7,141	7,951	2,489
Intangible assets, net	3,601	4,654	4,379	1,307	1,544	6,274	—
Goodwill	9,277	9,619	9,478	6,320	6,228	5,862	—
Non-current assets of discontinued operations	—	—	—	—	12,699	12,257	48,599
Total Assets	225,335	161,675	174,706	150,428	154,225	168,124	178,005
Total Liabilities	169,199	85,865	120,311	67,289	75,703	66,692	38,232
Total stockholders’ equity	56,136	75,810	54,395	83,139	78,522	101,432	139,773

Consolidated Statement of Operations
Revenue	48,402	35,509	55,165	43,799	29,121	9,611	—
Cost of revenue	9,338	4,032	6,844	3,448	2,211	945	—
Gross profit	39,064	31,477	48,321	40,351	26,910	8,666	—
Operating expenses:
Technology and development	8,531	7,044	9,925	8,586	6,961	4,762	3,281
Sales and marketing	19,784	18,778	25,424	28,073	22,297	13,841	5,324
General and administrative	21,204	14,670	20,187	20,197	16,069	16,883	14,472
Restructuring Costs	—	149	149	—	—	—	—
Depreciation and amortization	1,153	3,198	3,705	4,586	3,754	2,176	839
Mark-to-Market	—	—	57	148	1,263	—	—
Total expenses	50,672	43,839	59,447	61,590	50,344	37,662	23,916
Loss from continuing operations	(11,608)	(12,362)	(11,126)	(21,239)	(23,434)	(28,996)	(23,916)
Interest expense and other income (expense):
Interest expense, net	(2)	(74)	(89)	(78)	(129)	(10)	(4)
Other income (expense), net	3,097	1,917	1,975	1,270	(123)	30	46

	Nine Months Ended September 30,		Year Ended December 31,
(Dollars in thousands, except per share amounts)	2019	2018	2018(1)	2017(1)	2016(1)	2015(1)	2014(1)
Total interest and other income (expense), net	3,095	1,843	1,886	1,192	(252)	20	42
Loss from continuing operations before income taxes	(8,513)	(10,519)	(9,240)	(20,047)	(23,686)	(28,976)	(23,874)
Provision (benefit) for income taxes	104	146	(10)	(347)	164	200	1
Loss from continuing operations, net of income taxes	(8,617)	(10,665)	(9,230)	(19,700)	(23,850)	(29,176)	(23,875)
(Loss) gain on sale of discontinued operations, net of income taxes	—	(136)	(136)	14,626	—	—	—
Income (loss) from discontinued operations, net of income taxes(2)	—	—	—	7,301	2,903	(14,054)	386
Total income (loss) from discontinued operations, net of income taxes	—	(136)	(136)	21,927	2,903	(14,054)	386
Net Income (loss) attributable to common shareholders	(8,617)	(10,801)	(9,366)	2,227	(20,947)	(43,230)	(23,489)
Net Earnings (loss per share – basic and diluted)(3)
Loss per share from continued operations, net of income taxes	(0.19)	(0.21)	(0.18)	(0.39)	(0.46)	(0.57)	(0.47)
Discontinued Operations, net of income taxes	—	—	—	0.43	0.06	(0.27)	0.01
Net income (loss) per share	(0.19)	(0.21)	(0.18)	0.04	(0.40)	(0.84)	(0.46)

(1)Financial statements have been adjusted to reflect the sale of Telaria’s buy side business, which was sold on August 7, 2017, as discontinued operations.

(2)Includes impairment charges incurred during the year ended December 31, 2015 of (i) $20.9 million related to goodwill, (ii) $1.2 million related to certain intangible assets, and (iii) $0.6 million related to certain property and equipment.

(3)As a result of Telaria’s operating losses incurred for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, all potentially dilutive securities are anti-dilutive and, accordingly, basic and diluted weighted-average number of shares of common stock outstanding is equal for the years presented.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following table shows selected unaudited pro forma condensed combined financial information about the financial condition and results of operations of the combined company after giving effect to the merger as described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The selected unaudited pro forma condensed combined balance sheet data as of September 30, 2019 give effect to the transactions as if they occurred on September 30, 2019. The selected unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2018 and for the nine months ended September 30, 2019 give effect to the transactions if they occurred on January 1, 2018.

The selected pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information of the combined company appearing elsewhere in this joint proxy statement/prospectus and the accompanying notes to the pro forma financial information. Additionally, the unaudited pro forma condensed combined financial information contains estimated adjustments, based upon available information and certain assumptions that we believe are reasonable under the circumstances. The assumptions underlying the pro forma adjustments are described in greater detail in the section entitled “Notes to Unaudited Pro Forma Condensed Combined Financial Information.” In addition, the pro forma financial information were based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of Rubicon Project and Telaria for the applicable periods, which have been incorporated in this joint proxy statement/prospectus by reference. See the sections entitled “Selected Historical Condensed Consolidated Financial Data of Rubicon Project,” “Selected Historical Condensed Consolidated Financial Data of Telaria” and “Where You Can Find More Information” for additional information.

(Dollars in thousands)	As of September 30, 2019
Pro Forma Condensed Balance Sheet Data:
Cash and cash equivalents	$150,871
Accounts receivable, net	286,666
Working capital	75,843
Property and equipment, net	26,405
Right-of-use lease asset	46,852
Internal use software development costs, net	15,189
Intangible assets, net	180,870
Goodwill	294,464
Total assets	1,015,242
Total liabilities	414,348
Total stockholders’ equity	600,894

(Dollars in thousands, except per share amounts)	Nine Months Ended September 30, 2019	Year Ended December 31, 2018
Pro Forma Condensed Statement of Operations Data:
Revenue	$156,330	$179,850
Cost of revenue	69,158	87,847
Sales and marketing	60,487	82,217
Technology and development	38,523	48,416
General and administrative	50,770	63,410
Restructuring and other exit costs	—	3,589
Total expenses	218,938	285,479
Loss from operations	(62,608)	(105,629)
Loss before income taxes	(58,514)	(101,657)
Provision (benefit) for income taxes	(465)	347
Net loss	(58,049)	(102,004)
Basic net income (loss) per share attributable to common stockholders	$(0.57)	$(1.01)

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table summarizes per share data (1) for Rubicon Project and Telaria on a historical basis, (2) for the combined company on an unaudited pro forma combined basis giving effect the merger and (3) on an unaudited pro forma combined equivalent basis.

The unaudited pro forma net income (loss) per share for the year ended December 31, 2018 reflects the transactions as if they had occurred on January 1, 2018. The unaudited pro forma book value per share as of September 30, 2019 reflects the transactions as if they had occurred on September 30, 2019.  Book value per share amounts are not calculated on a pro forma basis as of December 31, 2018 because the unaudited pro forma balance sheet has been determined as of September 30, 2019 only. The information in the table is based on, and should be read together with, the historical financial information of Rubicon Project and Telaria which is incorporated by reference in this joint proxy statement/prospectus and the financial information contained under “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Historical Condensed Consolidated Financial Data of Rubicon Project” and “Selected Historical Condensed Consolidated Financial Data of Telaria.” See the section entitled “Where You Can Find More Information.”

The unaudited pro forma combined per share data is presented for illustrative purposes only and is not necessarily indicative of actual or future financial position or results of operations that would have been realized if the transactions had been completed as of the dates indicated or will be realized upon the completion of the transactions. The summary pro forma information is preliminary, based on initial estimates of the fair value of assets acquired (including intangible assets) and liabilities assumed, and is subject to change as more information regarding the fair values is obtained, which changes could be materially different than the initial estimates.

	Historical The Rubicon Project, Inc.	Historical Telaria, Inc.	Unaudited Pro Forma Combined	Unaudited Pro Forma Combined Equivalent(1)
Basic net income (loss) per share of common stock
Nine months ended September 30, 2019	$(0.52)	$(0.19)	$(0.57)	$(0.61)
Year ended December 31, 2018	$(1.23)	$(0.18)	$(1.01)	$(1.10)

Diluted net income (loss) per share of common stock
Nine months ended September 30, 2019	$(0.52)	$(0.19)	$(0.57)	$(0.61)
Year ended December 31, 2018	$(1.23)	$(0.18)	$(1.01)	$(1.10)

Cash dividends declared per share
Nine months ended September 30, 2019	$—	$—	$—	$—
Year ended December 31, 2018	$—	$—	$—	$—

Book value per share(2)
As of September 30, 2019	$1.96	$1.21	$5.81	$6.29
As of December 31, 2018	$2.31	$1.23	n/a	n/a

(1)Calculated by multiplying the pro forma combined data by the exchange ratio of 1.082.

(2)The historical book value per share is computed by dividing total stockholders’ equity by the number of shares outstanding at the end of the relevant period.  The pro forma book value per share of the combined company is computed by dividing total pro forma stockholders’ equity by the pro forma number of shares of common stock outstanding at the end of the period.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION and implied value of merger consideration

The following table sets forth, for the periods indicated, the high and low closing sales prices per share for Rubicon Project common stock, which trades on the NYSE under the symbol “RUBI,” and for Telaria common stock, which trades on the NYSE under the symbol “TLRA,” on (1) December 18, 2019, the last trading day before the public announcement of the merger, and (2) [         ], 2020, the last full trading day for which high and low sales prices were available as of the date of this joint proxy statement/prospectus.

The table also includes the estimated equivalent high and low sales prices per share of Telaria common stock on those dates. These equivalent high and low sales prices per share reflect the fluctuating value of Rubicon Project common stock that Telaria stockholders would receive in exchange for each share of Telaria common stock if the merger were completed on either of these dates, by multiplying the closing price of a share of Rubicon Project common stock on the relevant date by the exchange ratio of 1.082.

	Rubicon Project Common Stock				Telaria Common Stock				Equivalent Telaria Price per Share
	High		Low		High		Low		High		Low
December 18, 2019		$7.33		$6.92		$7.90		$7.51		$7.93		$7.49
[ ], 2020	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]

The above table shows only historical comparisons. These comparisons may not provide meaningful information to Rubicon Project stockholders in determining whether to approve the Rubicon Project share issuance proposal or Telaria stockholders in determining whether to approve the merger proposal.  Rubicon Project and Telaria stockholders are urged to obtain current market quotations for Rubicon Project and Telaria common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus in considering whether to approve the issuance of shares of Rubicon Project common stock in the merger in the case of Rubicon Project stockholders, and whether to adopt the merger agreement and approve the transactions contemplated by the merger agreement in the case of Telaria stockholders. See the sections entitled “Risk Factors” and “Where You Can Find More Information” beginning on pages 31 and 183, respectively, of this joint proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements, including statements based upon or relating to Rubicon Project’s and Telaria’s expectations, assumptions, estimates, and projections. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “anticipate,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions. Forward-looking statements may include, but are not limited to, statements concerning anticipated benefits of the merger, including estimated synergies and cost savings resulting from the merger; results of operations and business performance, including without limitation, any forecasts and financial projections; the expected timing of completion of the merger; estimated costs associated with such transactions; the ability of the combined company to drive growth and expand customer and partner relationships; statements of the plans, strategies and objectives of management for future operations; and other statements that are not historical facts. These statements are not guarantees of future performance; they reflect Rubicon Project’s and Telaria’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. Such risks, uncertainties and other factors include, without limitation:

•occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions;

•the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions;

•uncertainty as to whether the parties will be able to complete the merger on the terms set forth in the merger agreement;

•uncertainty regarding the timing of the receipt of required regulatory approvals for the merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all;

•the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the merger agreement;

•challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected;

•risks that the merger and other transactions contemplated by the merger agreement disrupt current plans and operations that may harm the parties’ businesses;

•the amount of any costs, fees, expenses, impairments and charges related to the merger;

•uncertainty as to the effects of the announcement or pendency of the merger on the market price of the parties’ respective common stock and/or on their respective financial performance;

•uncertainty as to the long-term value of Rubicon Project and Telaria common stock;

•the business, economic and political conditions in the markets in which Rubicon Project and Telaria operate;

•Rubicon Project’s and Telaria’s ability to continue to grow and to manage their growth effectively;

•Rubicon Project’s and Telaria’s ability to develop innovative new technologies and remain market leaders;

•Rubicon Project’s and Telaria’s ability to attract and retain buyers and sellers and increase business with them;

•Rubicon Project’s and Telaria’s vulnerability to loss of, or reduction in spending by, buyers;

•Rubicon Project’s and Telaria’s reliance on large sources of advertising demand and aggregators of advertising inventory;

•Rubicon Project’s and Telaria’s ability to maintain and grow a supply of advertising inventory from sellers and to fill the increased inventory;

•the effect on the advertising market and Rubicon Project’s and Telaria’s businesses from difficult economic conditions or uncertainty;

•the freedom of buyers and sellers to direct their spending and inventory to competing sources of inventory and demand;

•uncertainty around industry growth estimates for CTV and the timing for such growth, and the shift of linear TV advertising dollars to digital video;

•Rubicon Project’s and Telaria’s ability to cause buyers and sellers to use their solutions and to purchase and sell higher value advertising and to expand the use of their solutions by buyers and sellers utilizing evolving digital media platforms, including connected television, or CTV;

•the concentration of CTV advertising spend among a small number of large publishers;

•Rubicon Project’s and Telaria’s ability to introduce new offerings and bring them to market in a timely manner, and otherwise adapt in response to client demands and industry trends, including shifts in digital advertising growth from desktop to mobile and CTV, and from display to video formats, and the introduction and market acceptance of Rubicon Project’s Demand Manager;

•the potential for larger buyers and sellers of advertising inventory to transact directly without the use of a technological intermediary;

•uncertainty of Rubicon Project’s and Telaria’s estimates and expectations associated with new offerings, including CTV solutions, header bidding, private marketplace, mobile, video, Demand Manager, addressable audience buying and traffic shaping;

•lower fees and take rate and the need to grow through advertising spend increases rather than fee increases;

•Rubicon Project’s and Telaria’s ability to compensate for a reduced take rate by increasing the volume and/or value of transactions on their platforms and increasing their fill rates;

•Rubicon Project’s and Telaria’s vulnerability to the depletion of their cash resources as they incur additional investments in technology required to support the increased volume of transactions on their exchanges and development of new offerings;

•Rubicon Project’s and Telaria’s ability to raise additional capital if needed and/or renew their working capital lines of credit;

•Rubicon Project’s and Telaria’s limited operating history and history of losses;

•Rubicon Project’s and Telaria’s ability to continue to expand into new geographic markets and grow their market share in existing markets;

•Rubicon Project’s and Telaria’s ability to effectively cross-market their product offerings to existing clients;

•Rubicon Project’s and Telaria’s ability to adapt effectively to shifts in digital advertising;

•increased prevalence of ad-blocking or cookie-blocking technologies and the slow adoption of common identifiers;

•the slowing growth rate of desktop display advertising;

•the growing percentage of online and mobile advertising spending captured by owned and operated sites (such as Facebook, Google and Amazon);

•the effects, including loss of market share, of increased competition in Rubicon Project’s and Telaria’s markets and increasing concentration of advertising spending, including mobile spending, in a small number of very large competitors;

•the effects of consolidation in the ad tech industry;

•acts of competitors and other third parties that can adversely affect Rubicon Project’s and Telaria’s businesses;

•Rubicon Project’s and Telaria’s ability to differentiate their offerings and compete effectively in a market trending increasingly toward commodification, transparency, and disintermediation;

•requests for discounts, fee concessions or revisions, rebates, refunds, favorable payment terms and greater levels of pricing transparency and specificity;

•potential adverse effects of malicious activity such as fraudulent inventory and malware;

•risks related to Rubicon Project’s and Telaria’s collection and use of data;

•the effects of seasonal trends on Rubicon Project’s and Telaria’s results of operations;

•costs associated with defending intellectual property infringement and other claims;

•Rubicon Project’s and Telaria’s ability to attract and retain qualified employees and key personnel; and

•Rubicon Project’s and Telaria’s ability to comply with, and the effect on their businesses of, evolving legal standards and regulations, particularly concerning data protection and consumer privacy and evolving labor standards.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein under “Risk Factors” and elsewhere, including the risk factors included in Rubicon Project’s and Telaria’s most recent reports on Form 10-K, Form 10-Q, Form 8-K and other documents on file with the SEC. See “Where You Can Find More Information.” These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Rubicon Project and Telaria assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Rubicon Project’s and Telaria’s actual future results may be materially different from what Rubicon Project and Telaria expect. Rubicon Project and Telaria qualify all of their forward-looking statements by these cautionary statements.

RISK FACTORS

In addition to the other information included or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 28 of this joint proxy statement/prospectus, you should carefully consider the following risks before deciding whether to vote in favor of the Rubicon Project share issuance proposal and Telaria merger proposal, respectively.  In addition, you should read and consider the risks associated with each of Rubicon Project and Telaria and their respective businesses.  Descriptions of some of these risks can be found in Rubicon Project’s and Telaria’s respective Annual Reports on Form 10-K for the year ended December 31, 2018, as updated or supplemented by subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus.  For further information regarding the documents incorporated into this joint proxy statement/prospectus by reference, please see the section entitled “Where You Can Find More Information” beginning on page 183 of this joint proxy statement/prospectus.

Risks Relating to the Merger

The merger is subject to conditions, some or all of which may not be satisfied or completed on a timely basis, if at all. Failure to complete the merger could have material adverse effects on Rubicon Project and Telaria.

The completion of the merger is subject to a number of conditions, including, among other things, the receipt of the Rubicon Project stockholder approval and the Telaria stockholder approval and receipt of certain regulatory approvals, which make the completion and timing of the merger uncertain. See the section entitled “The Merger Agreement—Conditions to the Merger” for a more detailed discussion. The failure to satisfy all of the required conditions could delay the completion of the merger for a significant period of time or prevent it from occurring at all. There can be no assurance that the conditions to the completion of the merger will be satisfied or waived or that the merger will be completed.

If the merger is not completed, each of Rubicon Project and Telaria may be materially adversely affected and, without realizing any of the benefits of having completed the merger, will be subject to a number of risks, including the following:

•the market price of Rubicon Project common stock or Telaria common stock could decline;

•each of Rubicon Project and Telaria could owe a substantial termination fee to the other party in specified circumstances;

•if the merger agreement is terminated and the Rubicon Project board or the Telaria board seeks another business combination, Rubicon Project stockholders or Telaria stockholders, as applicable, cannot be certain that Rubicon Project or Telaria, as applicable, will be able to find a party willing to enter into a transaction on terms equivalent to or more attractive than the terms that the other party has agreed to in the merger agreement;

•time and resources, financial and other, committed by Rubicon Project’s and Telaria’s management to matters relating to the merger could otherwise have been devoted to pursuing other beneficial opportunities;

•Rubicon Project or Telaria may experience negative reactions from the financial markets or from its customers, suppliers or employees; and

•Rubicon Project and Telaria will each be required to pay its costs relating to the merger, such as legal, accounting, financial advisory and printing fees, whether or not the merger is completed.

In addition, if the merger is not completed, each of Rubicon Project and Telaria could be subject to litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against such party to perform its obligations under the merger agreement. Any of these risks could materially and adversely impact Rubicon Project’s or Telaria’s ongoing business, financial condition, financial results and stock price.

Similarly, delays in the completion of the merger could, among other things, result in additional transaction costs, loss of revenue or other negative effects associated with delay and uncertainty about completion of the merger and could materially and adversely impact Rubicon Project’s and Telaria’s ongoing business, financial condition, financial results and stock price following the completion of the merger.

The merger is subject to the receipt of clearances from regulatory authorities that may impose conditions that could have an adverse effect on Rubicon Project, Telaria or the combined company or, if not obtained, could prevent completion of the merger.

The terms and conditions of the authorizations and consents that are granted, if any, may impose requirements, limitations or costs or place restrictions on the conduct of the combined company’s business or may materially delay the completion of the merger.

In addition, at any time before or after the completion of the merger, and notwithstanding the termination of applicable waiting periods, the applicable U.S. or foreign regulatory authorities or any state attorney general could take such action under antitrust or applicable foreign investment laws as such party deems necessary or desirable in the public interest. Such action could include, among other things, seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of the parties. In addition, in some circumstances, a third party could initiate a private action challenging, seeking to enjoin, or seeking to impose conditions on the merger. Rubicon Project and Telaria may not prevail and may incur significant costs in defending or settling any such action. For a more detailed description of the regulatory review process, see the section entitled “The Merger—Regulatory Approvals.”

There can be no assurance that the conditions to the completion of the merger set forth in the merger agreement relating to applicable regulatory laws will be satisfied.

The merger agreement contains provisions that limit Rubicon Project’s and Telaria’s ability to pursue alternatives to the merger, could discourage a potential competing transaction counterparty of Rubicon Project or Telaria from making a favorable alternative transaction proposal, and provide that, in specified circumstances, each of Rubicon Project and Telaria would be required to pay a termination fee.

The merger agreement contains provisions that make it more difficult for each of Rubicon Project and Telaria to be acquired by, or enter into certain combination transactions with, a third party. The merger agreement contains certain provisions that restrict each of Rubicon Project’s and Telaria’s ability to, among other things, solicit, initiate or knowingly encourage, or take any other action to facilitate any alternative transaction, or participate in any discussions or negotiations, or cooperate in any way with any person, with respect to any alternative transaction. In addition, following receipt by either of Rubicon Project or Telaria of any alternative transaction proposal that constitutes a “superior proposal,” each of Telaria or Rubicon Project, respectively, will have an opportunity to offer to modify the terms of the merger agreement before the Rubicon Project board or the Telaria board, respectively, may withdraw or qualify its recommendation with respect to the Rubicon Project share issuance proposal or the Telaria merger proposal, respectively, in favor of such superior proposal, as described further under “The Merger Agreement—Covenants and Agreements—Changes in Board Recommendations.”

These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring or combining with all or a significant portion of Rubicon Project or Telaria or pursuing an alternative transaction from considering or proposing such a transaction.

In certain circumstances, upon termination of the merger agreement, Telaria would be required to pay a termination fee of $13.7 million to Rubicon Project, and in certain circumstances, upon termination of the merger agreement, Rubicon Project would be required to pay a termination fee of $16 million to Telaria, each as contemplated by the merger agreement. For further discussion, see the section entitled “The Merger Agreement—Termination—Expenses and Termination Fees.”

If the merger agreement is terminated and either of Rubicon Project or Telaria determines to seek another business combination transaction, Rubicon Project or Telaria may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger.

The exchange ratio is fixed and will not be adjusted in the event of any change in either Rubicon Project’s or Telaria’s stock price or changes in operating results of either company.

Upon completion of the merger, each issued and outstanding share of Telaria common stock (except for shares held by Telaria as treasury stock and shares owned directly or indirectly by Rubicon Project or Merger Sub) will be converted into the right to receive the merger consideration, which is equal to 1.082 fully paid and nonassessable shares of Rubicon Project common stock (and, if applicable, substituting cash in lieu of fractional shares). This exchange ratio was fixed in the merger agreement and will not be adjusted for changes in the market price of either Rubicon Project common stock or Telaria common stock or as a result of changes in operating results of either company.

It is impossible to accurately predict the market price of Rubicon Project common stock at the completion of the merger and, therefore, impossible to accurately predict the market value of the shares of Rubicon Project common stock that Telaria stockholders will receive in the merger. The market price for Rubicon Project common stock may fluctuate both prior to the completion of the merger and thereafter for a variety of reasons, including, among others, general market and economic conditions, the demand for Rubicon Project’s or Telaria’s products and services, changes in laws and regulations, other changes in Rubicon Project’s and Telaria’s respective businesses, operations, prospects and financial results of operations, market assessments of the likelihood that the merger will be completed, and the expected timing of the merger. Many of these factors are beyond Rubicon Project’s and Telaria’s control. As a result, the market value represented by the exchange ratio will also vary.

We cannot assure you that, following the merger, the combined market prices of the combined company common stock will equal or exceed what the combined market price of Rubicon Project common stock and Telaria common stock would have been in the absence of the merger. It is possible that after the merger, the combined equity value of the combined company will be less than the combined equity value of Rubicon Project and Telaria before the merger.

Each party is subject to business uncertainties and contractual restrictions while the merger is pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the merger, it is possible that some customers, suppliers, strategic partners and other persons with whom Rubicon Project and/or Telaria has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with Rubicon Project or Telaria, as the case may be, as a result of the merger or otherwise, which could negatively affect Rubicon Project’s or Telaria’s respective revenues, earnings and/or cash flows, as well as the market price of Rubicon Project common stock or Telaria common stock, regardless of whether the merger is completed.

Under the terms of the merger agreement, each of Rubicon Project and Telaria is subject to certain restrictions on the conduct of its business prior to completing the merger that may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into or amend contracts, hire, terminate or change the compensation of certain employees, acquire or dispose of assets, incur indebtedness, pay dividends, incur capital expenditures or settle claims. Such limitations could adversely affect each of Rubicon Project’s and Telaria’s business and operations prior to the completion of the merger.

Each of the risks described above may be exacerbated by delays or other adverse developments with respect to the completion of the merger. For further discussion, see the section entitled “The Merger Agreement—Covenants and Agreements—Conduct of Business.”

Completion of the merger may trigger change in control or other provisions in certain customer and other agreements to which Rubicon Project or Telaria is a party, which may have an adverse impact on the combined company’s business and results of operations following completion of the merger.

The completion of the merger may trigger change in control and other provisions in certain agreements to which Rubicon Project or Telaria is a party. If Rubicon Project or Telaria is unable to negotiate waivers of those provisions, counterparties may exercise their rights and remedies under the agreements, including terminating the agreements or seeking monetary damages or equitable remedies. Even if Rubicon Project and Telaria are able to negotiate consents or waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Rubicon Project or Telaria. Any of the foregoing or similar developments may have an adverse impact on the combined company’s business and results of operations following completion of the merger.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of the combined company following completion of the merger.

Rubicon Project and Telaria are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. The combined company’s success after the completion of the merger will depend in part upon the ability of the combined company to retain certain key management personnel and employees of Rubicon Project and Telaria. Prior to the completion of the merger, current and prospective employees of Rubicon Project and Telaria may experience uncertainty about their roles following the completion of the transactions, which may have an adverse effect on the ability of each of Rubicon Project and Telaria to attract or retain key management and other key personnel. In addition, no assurance can be given that the combined company, after the completion of the merger, will be able to attract or retain key management personnel and other key employees to the same extent that Rubicon Project and Telaria have previously been able to attract or retain their own employees.

The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of the combined company following completion of the merger.

The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial information is subject to a number of assumptions, and does not take into account any synergies related to the proposed transaction. Further, the combined company’s actual results and financial position after the merger may differ materially and adversely from the unaudited pro forma condensed combined financial data that is included in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial information has been prepared with the expectation, as of the date of this joint proxy statement/prospectus, that Rubicon Project will be identified as the acquiror under GAAP and reflects adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. The final acquisition accounting will be based upon the actual consideration transferred and the fair value of the assets and liabilities of the party that is determined to be the acquiree under GAAP as of the date of the completion of the merger. Accordingly, the final acquisition accounting may differ materially from the unaudited pro forma condensed combined financial information reflected in this joint proxy statement/prospectus. For further discussion, see “Unaudited Pro Forma Condensed Combined Financial Information.”

Rubicon Project’s executive officers and directors and Telaria’s executive officers and directors have interests in the merger that may be different from, or in addition to, Rubicon Project stockholders’ and Telaria stockholders’ interests.

When considering the recommendation of the Rubicon Project board that Rubicon Project stockholders approve the Rubicon Project share issuance proposal and the recommendation of the Telaria board that the Telaria stockholders approve the Telaria merger proposal, such stockholders should be aware that certain directors and executive officers of Rubicon Project and directors and executive officers of Telaria have certain interests in the merger that may be different from, or in addition to, the interests of such stockholders. The Rubicon Project board was aware of the interests of Rubicon Project’s directors and executive officers, the Telaria board was aware of the interests of Telaria’s directors and executive officers, and each board considered such interests, among other matters, when it approved the merger agreement and in making its recommendations to its stockholders. Additional interests of the directors and executive officers of Rubicon Project in the merger include the payment of certain severance and other benefits upon a qualifying termination of employment following the completion of the merger, the expected designation of Michael Barrett, president and chief executive officer of Rubicon Project, as the chief executive officer of the combined company and that, at the completion of the merger, the board of directors of the combined company will consist of nine directors, including four directors who were members of the Rubicon Project board as of immediately before the completion of the merger. Additional interests of the directors and executive officers of Telaria include the treatment in the merger of Telaria stock options or Telaria RSU Awards held by these directors and/or executive officers, as applicable, certain severance payments and other benefits that Telaria executive officers are entitled to receive upon a qualifying termination of employment in connection with the completion of the merger, the designation of certain executives of Telaria as officers of the combined company (including of Mark Zagorski, chief executive officer of Telaria, as president and chief operating officer of the combined company), that, at the completion of the merger, the board of directors of the combined company will consist of nine directors, including four directors who were members of the Telaria board as of immediately before the completion of the merger, new employment arrangements with Mr. Zagorski and indemnification and insurance for current and former directors and executive officers. See the sections entitled “The Merger—Interests of Rubicon Project’s Directors and Executive Officers in the Merger” and “The Merger—Interests of Telaria’s Directors and Executive Officers in the Merger” for a more detailed description of these interests. As a result of these interests, these directors (as applicable) and executive officers might be more likely to support and to vote in favor of the proposals described in this joint proxy statement/prospectus than if they did not have these interests. Rubicon Project stockholders and Telaria stockholders should consider whether these interests might have influenced these directors (as applicable) and executive officers to recommend voting in favor of the Rubicon Project share issuance proposal and the Telaria merger proposal, respectively.

Following the merger, the composition of the combined company board of directors will be different than the composition of the current Rubicon Project board or the current Telaria board.

The Rubicon Project board currently consists of seven directors and the Telaria board currently consists of eight directors. Upon completion of the merger, the board of directors of the combined company will consist of nine directors, including four independent directors who were members of the Rubicon Project board immediately prior to completion of the merger, four directors who were members of the Telaria Board immediately prior to completion of the merger (at least three of whom must be independent directors, and one of whom will be designated as the non-executive chairman of the board of the combined company) and the chief executive officer of the combined company. See the section entitled “The Merger—Governance of the Combined Company After the Merger.” This new composition of the board of directors of the combined company may affect the future decisions of the combined company.

The merger may limit the ability to use the combined company’s net operating loss and tax credit carryforwards to offset future taxable income, which could result in higher tax liabilities.

The combined company’s ability to fully utilize its net operating loss and tax credit carryforwards to offset future taxable income may already be limited, and may become further limited as a result of the merger. At December 31, 2018, Rubicon Project had U.S. federal net operating loss carryforwards, or NOLs, of approximately $285.5 million, state NOLs of approximately $167.0 million, foreign NOLs of approximately $20.5 million, federal research and development tax credit carryforwards, or credit carryforwards, of approximately $10.2 million, and state credit carryforwards of approximately $8.0 million. At December 31, 2018, Telaria had U.S. federal NOLs of $109.1 million, state NOLs of $63.1 million, and foreign NOLs of $13.6 million. Those NOLs and other carryforwards, or tax carryover assets, have changed during 2019, though the precise extent of the change will not be known until the companies file their income tax returns for 2019. Under Sections 382 and 383 of the Code, and comparable state income tax laws, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its tax carryover assets to offset future taxable income following the ownership change. A portion of Rubicon Project’s and Telaria’s tax carryover assets are already limited under Section 382 of the Code, or Section 382, by reason of prior ownership changes. In addition, while the merger may or may not result in an ownership change of Rubicon Project, it is expected to result in an ownership change of Telaria, resulting in additional limitations on the ability of the combined company to utilize these tax carryover assets. Whether an ownership change of Rubicon Project occurs as a result of the merger is highly dependent on numerous factors, some of which are not in the control of Rubicon Project. The utilization of tax carryover assets of a company experiencing an ownership change will be limited based on the formulae provided in Section 382 and related Treasury regulations, and some of the tax carryover assets may expire unutilized.

Moreover, the Internal Revenue Service, referred to as the IRS, recently proposed regulations that, if applicable to an ownership change of either or both of the companies, whether resulting from or following the merger, could severely limit the combined company’s ability to utilize the tax carryover assets. These proposed regulations are not expected to be applicable to the merger, but they may apply to any subsequent ownership change of Rubicon Project or Telaria.  If the merger does not result in an ownership change of Rubicon Project, the merger would substantially increase the likelihood that an ownership change could result in the near future, again creating the possibility that utilization of the tax carryover assets of the combined company would be limited and possibly expire unutilized.  Given the uncertainty surrounding whether only Telaria or both Rubicon Project and Telaria will undergo an ownership change as a result of the merger, and the uncertainty surrounding the impact of these proposed regulations on any future ownership change, the extent to which the final version of the proposed regulations will limit the combined company’s ability to used its tax carryover assets following the merger is uncertain.

Depending on the timing and level of the combined company’s taxable income, a portion of the combined company’s tax carryover assets may expire unutilized, which could prevent the combined company from reducing its tax liability with these tax carryover assets. U.S. federal NOLs generated in tax years beginning before December 31, 2017 can offset 100% of taxable income, although these NOLs can only be carried forward for 20 years. U.S. federal NOLs generated in tax years beginning after December 31, 2017 can offset 80% of taxable income but can be carried forward indefinitely.

Both Rubicon Project and Telaria have recorded a full valuation allowance related to their tax carryover assets due to the uncertainty of the ultimate realization of the future benefits of those assets. To the extent the combined company determines that all, or a portion of, this valuation allowance is no longer necessary, the combined company will reverse the valuation allowance and recognize an income tax benefit in the reported financial statement earnings in that period. Once the valuation allowance is eliminated or reduced, its reversal will no longer be available to offset the combined company’s current financial statement tax provision in future periods. Release of the valuation allowance would result in the recognition of certain net deferred tax assets and a decrease to income tax expense for the period the release is recorded. However, the exact timing and amount of the valuation allowance release are subject to change on the basis of the level of profitability that the combined company is able to achieve and the impact of Section 382.

Risks Relating to the Combined Company Upon Completion of the Merger

The combined company may be unable to successfully integrate Rubicon Project and Telaria and realize the anticipated benefits of the merger.

The success of the merger will depend, in part, on the combined company’s ability to successfully combine and integrate Rubicon Project and Telaria, and realize the anticipated benefits, including synergies, cost savings, innovation and technological opportunities and operational efficiencies from the merger in a manner that does not materially disrupt existing customer, supplier and employee relations and does not result in decreased revenues due to losses of, or decreases in use of its solutions by, buyers and sellers of advertising inventory. If the combined company is unable to achieve these objectives within the anticipated time frame, or at all, the anticipated benefits may not be realized fully or at all, or may take longer to realize than expected, and the value of the combined company common stock may decline. The combined company may fail to realize some or all of the anticipated benefits of the merger if the integration process takes longer than expected or is more costly than expected.

The integration of the two companies may result in material challenges, including, without limitation:

•managing a larger, more complex combined business;

•maintaining employee morale and retaining key management and other employees;

•retaining existing business and operational relationships, including customers, suppliers and employees and other counterparties, as may be impacted by contracts containing consent and/or other provisions that may be triggered by the merger, and attracting new business and operational relationships;

•consolidating corporate and administrative infrastructures and eliminating duplicative operations, including unanticipated issues in integrating information technology, communications and other systems;

•coordinating geographically separate organizations; and

•unforeseen expenses or delays associated with the merger.

Many of these factors will be outside of Rubicon Project’s and/or Telaria’s control, and any one of them could result in delays, increased costs, decreases in the amount of expected revenues and other adverse impacts, which could materially affect the combined company’s financial position, results of operations and cash flows.

Due to legal restrictions, Rubicon Project and Telaria are currently permitted to conduct only limited planning for the integration of the two companies following the merger. The actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized on a timely basis, if at all.

Upon completion of the merger, Telaria stockholders and Rubicon Project stockholders will have different rights under the combined company’s governing documents than they do currently under Telaria’s and Rubicon Project’s respective governing documents.

Upon completion of the merger, Telaria stockholders will no longer be stockholders of Telaria, but will instead become stockholders of the combined company and their rights as stockholders will be governed by the terms of the combined company’s certificate of incorporation and bylaws. The terms of the combined company’s certificate of incorporation and bylaws will be in some respects different than the terms of Telaria’s certificate of incorporation and bylaws, which currently govern the rights of Telaria stockholders. Because the bylaws of Rubicon Project are being amended and restated in connection with the merger, the rights of Rubicon Project stockholders will also change, as the terms of the combined company’s bylaws will be in some respects different than the terms of Rubicon Project’s bylaws, which currently govern the rights of Rubicon Project stockholders.

For a more complete description of the different rights associated with shares of Telaria common stock and shares of combined company common stock, see the section entitled “Comparative Rights of Stockholders.”

The certificate of incorporation of Rubicon Project will govern the combined company following the merger and provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between the combined company and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers or other employees.

The certificate of incorporation of Rubicon Project will govern the combined company following the merger and provides that, unless the combined company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the combined company,

(2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the combined company or its stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, the combined company’s certificate of incorporation or the amended and restated bylaws, or (4) any action asserting a claim governed by the internal affairs doctrine. This exclusive forum provision is intended to apply to claims arising under Delaware state law and would not apply to claims brought pursuant to the Exchange Act or Securities Act, or any other claim for which the federal courts have exclusive jurisdiction. The exclusive forum provision in the Rubicon Project certificate of incorporation will not relieve the combined company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and stockholders of the combined company will not be deemed to have waived the combined company’s compliance with these laws, rules and regulations.

This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with the combined company or its directors, officers or other employees, which may discourage lawsuits against the combined company and its directors, officers and other employees. In addition, stockholders who do bring a claim in the Court of Chancery of the State of Delaware could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder would otherwise choose to bring the action, and such judgments or results may be more favorable to the combined company than to its stockholders. However, the enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find this type of provision to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings. If a court were to find the exclusive forum provision contained in the Rubicon Project certificate of incorporation to be inapplicable or unenforceable in an action, the combined company might incur additional costs associated with resolving such action in other jurisdictions.

Current Rubicon Project stockholders will generally have a reduced ownership and voting interest in the combined company after the merger.

Rubicon Project stockholders and Telaria stockholders currently have the right to vote for their respective directors and on other matters affecting their respective companies. Immediately after the completion of the merger, each Rubicon Project stockholder will remain a stockholder of Rubicon Project, as the combined company, but with a percentage ownership that will be smaller than such stockholder’s percentage of Rubicon Project as of immediately prior to the merger. As a result of this reduced ownership percentage, Rubicon Project stockholders will generally have less voting power in the combined company after the merger than they did prior to the merger. We estimate that, based on the number of shares of Rubicon Project common stock and Telaria common stock outstanding and reserved for issuance as of the signing of the merger agreement, immediately following completion of the merger, former holders of Telaria common stock will own approximately 47.1% and pre-merger holders of Rubicon Project common stock will own approximately 52.9% of the common stock of the combined company on a fully diluted basis.

The future results of the combined company may be adversely impacted if the combined company does not effectively manage its complex operations following the completion of the merger.

Following the completion of the merger, the size of the combined company’s business will be significantly larger than the current size of either Telaria’s business or Rubicon Project’s business. The combined company’s ability to successfully manage this expanded business will depend, in part, upon management’s ability to design and implement strategic initiatives that address not only the integration of Rubicon Project and Telaria, but also the increased scale and scope of the combined business with its associated increased costs and complexity. There can be no assurances that the combined company will be successful in integrating the businesses or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the merger.

Each of Rubicon Project and Telaria expects to incur substantial expenses related to the completion of the merger and the integration of Rubicon Project and Telaria.

Each of Rubicon Project and Telaria will incur substantial expenses in connection with the completion of the merger to integrate a large number of processes, policies, procedures, operations, technologies and systems of Rubicon Project and Telaria in connection with the merger. The substantial majority of these costs will be non-recurring expenses related to the transactions and facilities and systems consolidation costs. The combined company may incur additional costs or suffer loss of business under third-party contracts that are terminated or that contain change in control or other provisions that may be triggered by the completion of the transactions, and/or losses of, or decreases in transactions by, clients using Rubicon Project’s and Telaria’s solutions, and may also incur costs to retain certain key management personnel and employees. Rubicon Project and Telaria will also incur transaction fees and costs related to formulating integration plans for the combined business, and the execution of these plans may lead to additional unanticipated costs and time delays. These incremental transaction-related costs may exceed the savings the combined company expects to achieve from the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses, particularly in the near term and in the event there are material unanticipated costs. Factors beyond the parties’ control could affect the total amount or timing of these expenses, many of which, by their nature, are difficult to estimate accurately.

The market price of the combined company common stock after the merger is completed may be affected by factors different from those affecting the price of Rubicon Project common stock or Telaria common stock before the merger is completed.

Upon completion of the merger, holders of Rubicon Project common stock and holders of Telaria common stock will be holders of common stock of the combined company. As the businesses of Rubicon Project and Telaria are different, the results of operations as well as the price of the combined company common stock may, in the future, be affected by factors different from those factors affecting each of Rubicon Project and Telaria as an independent stand-alone company. The combined company will face additional risks and uncertainties to which each of Rubicon Project and Telaria may currently not be exposed. As a result, the market price of the combined company’s shares may fluctuate significantly following completion of the merger.  For a discussion of Rubicon Project’s businesses and Telaria’s businesses and of some important factors to consider in connection with those businesses, see the documents incorporated by reference into this joint proxy statement/prospectus and referred to under “Where You Can Find More Information.”

The market price of the combined company common stock may decline as a result of the merger, including as a result of some Rubicon Project and/or Telaria stockholders adjusting their portfolios.

The market price of the combined company common stock may decline as a result of the merger if, among other things, the operational cost savings estimates in connection with the integration of Rubicon Project’s business and Telaria’s business are not realized, there are unanticipated negative impacts on Rubicon Project’s financial position, or if the transaction costs related to the merger are greater than expected. The market price also may decline if the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the transactions on the combined company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

In addition, sales of combined company common stock after the completion of the transactions may cause the market price of such common stock to decrease. It is estimated that Rubicon Project will issue approximately 59,112,551 shares, including share equity awards, of Rubicon Project common stock in connection with the merger, based on the number of outstanding shares, including share equity awards, of Telaria common stock as of January 24, 2020. Telaria stockholders may decide not to hold the shares of combined company common stock they will receive in the merger. Certain Telaria stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of combined company common stock that they receive in the merger. Rubicon Project stockholders may decide not to continue to hold their shares of common stock following completion of the merger. Certain Rubicon Project stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell their shares of common stock following completion of the transactions. Such sales of combined company common stock could have the effect of depressing the market price for the combined company common stock.

Any of these events may make it more difficult for the combined company to sell equity or equity-related securities, dilute your ownership interest in the combined company and have an adverse impact on the price of the combined company common stock.

Other Risks Relating to Rubicon Project and Telaria

Rubicon Project’s and Telaria’s businesses are and will be subject to the risks described above. In addition, Rubicon Project and Telaria are, and will continue to be, subject to the risks described in, as applicable, the Rubicon Project Annual Report on Form 10-K for the year ended December 31, 2018, and the Telaria Annual Report on Form 10-K for the year ended December 31, 2018, as updated or supplemented by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE RUBICON PROJECT SPECIAL MEETING

This joint proxy statement/prospectus is being provided to Rubicon Project stockholders as part of a solicitation of proxies by the Rubicon Project board for use at the Rubicon Project special meeting to be held at the time and place specified below and at any properly convened meeting following an adjournment or postponement thereof. This joint proxy statement/prospectus provides Rubicon Project stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Rubicon Project special meeting.

Date, Time and Place of the Special Meeting

The Rubicon Project special meeting will be held at Rubicon Project’s headquarters, located at 12181 Bluff Creek Drive, 4th Floor, Los Angeles, California 90094 on March 30, 2020 at 10:00 a.m. local time. Rubicon Project intends to mail this joint proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the Rubicon Project special meeting on or about [         ], 2020.

Matters to be Considered

At the Rubicon Project special meeting, Rubicon Project stockholders will be asked to consider and vote on the following:

1.Approval of the Rubicon Project Share Issuance. To vote on a proposal to approve the issuance of Rubicon Project common stock, par value $0.00001 per share, to Telaria stockholders in connection with the merger agreement; and

2.Adjournment of the Rubicon Project Special Meeting. To vote on a proposal to approve the adjournment of the Rubicon Project special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Rubicon Project special meeting to approve the Rubicon Project share issuance proposal.

Completion of the merger is conditioned on the approval of the Rubicon Project share issuance proposal.

Recommendation of the Rubicon Project Board

On December 18, 2019, the Rubicon Project board unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, certain governance arrangements and the Rubicon Project share issuance, are advisable and fair to and in the best interests of Rubicon Project and its stockholders. Accordingly, the Rubicon Project board unanimously recommends that Rubicon Project stockholders vote “FOR” the Rubicon Project share issuance proposal and “FOR” the Rubicon Project adjournment proposal.

Rubicon Project stockholders should carefully read this joint proxy statement/prospectus, including any documents incorporated herein by reference, and the annexes in their entirety for more detailed information concerning the merger and the other transactions contemplated by the merger agreement.

Rubicon Project Record Date; Rubicon Project Stockholders Entitled to Vote

Only holders of record of Rubicon Project common stock at the close of business on February 11, 2020 will be entitled to notice of, and to vote at, the Rubicon Project special meeting or any adjournments or postponements thereof.

As of the close of business on the Rubicon Project record date, there were [         ] shares of Rubicon Project common stock outstanding and entitled to vote at the Rubicon Project special meeting. Each share of Rubicon Project common stock outstanding on the Rubicon Project record date entitles the holder thereof to one vote on each proposal to be considered at the Rubicon Project special meeting.

Your vote is important. We expect that many Rubicon Project stockholders will not attend the Rubicon Project special meeting in person, and instead will be represented by proxy. Most Rubicon Project stockholders have a choice of voting over the Internet, by using a toll-free telephone number, or by returning a completed Rubicon Project proxy card or voting instruction form. Please check your notice, proxy card or the information forwarded by your broker, bank or other nominee to see which options are available to you. The Internet and telephone voting procedures have been designed to authenticate Rubicon Project stockholders, to allow you to vote your shares, and to confirm that your instructions have been properly recorded. The Internet and telephone voting facilities for Rubicon Project stockholders of record will close at 11:59 p.m. Eastern time on March 29, 2020 (the day before the Rubicon Project special meeting). If your shares are held through a broker, bank or other nominee, please review the deadlines for voting contained in the voting instructions provided by your broker, bank or other nominee.

You can revoke your proxy by delivering a properly executed, later-dated proxy (including an Internet or telephone vote) by 11:59 p.m. Eastern time on March 29, 2020 (the day before the Rubicon Project special meeting) or by voting by ballot at the Rubicon Project special meeting. Executing your proxy in advance will not limit your right to vote at the Rubicon Project special meeting if you decide to attend in person. However, if your shares are held in the name of a broker, bank or other nominee, you cannot vote at the Rubicon Project special meeting unless you have a legal proxy, executed in your favor, from the holder of record.

All shares entitled to vote and represented by properly executed proxies received prior to the Rubicon Project special meeting and not revoked will be voted at the Rubicon Project special meeting in accordance with your instructions. If you are a holder of record and you sign and return your proxy card but do not indicate how your shares should be voted on a proposal, the shares represented by your proxy will be voted as the Rubicon Project board recommends for such proposal.

A complete list of Rubicon Project stockholders entitled to vote at the Rubicon Project special meeting will be available for examination by any Rubicon Project stockholder in the Corporate Secretary’s Office at The Rubicon Project, Inc., 12181 Bluff Creek Drive, 4th Floor, Los Angeles, California 90094, for any purpose germane to the Rubicon Project special meeting, during ordinary business hours for a period of ten days before the Rubicon Project special meeting, and at the time and place of the Rubicon Project special meeting.

Voting by Rubicon Project Directors and Executive Officers

As of the close of business on January 24, 2020, the most recent practicable date for which such information was available, directors and executive officers of Rubicon Project and their affiliates owned and were entitled to vote 2,155,459 shares of Rubicon Project common stock, or approximately 5.1% of the shares of common stock outstanding on that date. The number and percentage of shares of Rubicon Project common stock owned by directors and executive officers of Rubicon Project and their affiliates as of the Rubicon Project record date are not expected to be meaningfully different from the number and percentage as of January 24, 2020.  Simultaneously with the execution and delivery of the merger agreement, each of the directors and executive officers of Rubicon Project, in their respective capacities as stockholders of Rubicon Project, entered into voting agreements with Telaria, in the form attached hereto as Annex C, pursuant to which such individuals agreed, among other things, to vote their respective shares of Rubicon Project common stock in favor of the Rubicon Project share issuance proposal and each other proposal to be considered at the Rubicon Project special meeting.  Accordingly, it is currently expected that Rubicon Project’s directors and executive officers will vote their shares of Rubicon Project common stock in favor of each of the proposals to be considered at the Rubicon Project special meeting. For information with respect to Rubicon Project common stock owned by directors and executive officers of Rubicon Project, please see the section entitled “Rubicon Project Beneficial Ownership Table.”

Quorum

The presence at the Rubicon Project special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Rubicon Project stock entitled to vote at the Rubicon Project special meeting will constitute a quorum for the transaction of business at the Rubicon Project special meeting.

Abstentions will count for the purpose of determining the presence of a quorum for the transaction of business at the Rubicon Project special meeting.

Broker non-votes, if any, will not be counted for the purpose of determining the presence of a quorum for the transaction of business at the Rubicon Project special meeting. We do not expect any broker non-votes at the Rubicon Project special meeting.

Required Vote

The required votes to approve the Rubicon Project proposals are as follows:

•The Rubicon Project share issuance proposal requires the affirmative vote of a majority of the outstanding shares of Rubicon Project common stock present in person or represented by proxy and entitled to vote on the Rubicon Project share issuance proposal at the Rubicon Project special meeting.

•The Rubicon Project adjournment proposal requires the affirmative vote of a majority of the outstanding shares of Rubicon Project common stock present in person or represented by proxy and entitled to vote on the Rubicon Project adjournment proposal at the Rubicon Project special meeting.

Voting of Proxies

If you were the record holder of your shares of Rubicon Project common stock as of the Rubicon Project record date, you may submit your proxy to vote by mail, by telephone or via the Internet.

If you hold your shares of Rubicon Project common stock in street name, please follow the voting instructions provided by the bank, broker or other nominee that holds your shares.

Voting via the Internet or by Telephone for Holders of Record

•To submit your proxy via the Internet, go to www.voteproxy.com. Have your Rubicon Project proxy card in hand when you access the website and follow the instructions to vote your shares.

•To submit your proxy by telephone, call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your Rubicon Project proxy card in hand when you call and then follow the instructions to vote your shares.

•If you vote via the Internet or by telephone, you must do so no later than 11:59 p.m. Eastern time on March 29, 2020.

Voting by Mail for Holders of Record

As an alternative to submitting your proxy via the Internet or by telephone, you may submit your proxy card by mail.

•To submit your proxy card by mail, simply mark, sign and date your Rubicon Project proxy card and return it in the pre-paid envelope that has been provided, or in an envelope addressed to: AST, 6201 15th Avenue, Brooklyn, NY 11219, Attn: Proxy Dept.

•If you vote by mail, your Rubicon Project proxy card must be received no later than 11:59 p.m. Eastern time on March 29, 2020.

Treatment of Abstentions; Failure to Vote

For purposes of the Rubicon Project special meeting, an abstention occurs when a Rubicon Project stockholder attends the Rubicon Project special meeting and does not vote or returns a proxy with an “abstain” instruction. For each of the Rubicon Project share issuance proposal and the Rubicon Project adjournment proposal, if a Rubicon Project stockholder present in person at the Rubicon Project special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a Rubicon Project stockholder is not present in person at the Rubicon Project special meeting and does not respond by proxy, it will have no effect on the vote count for either the Rubicon Project share issuance proposal or the Rubicon Project adjournment proposal.

Shares Held in Street Name / Broker Non-Votes

If your shares of Rubicon Project common stock are held in an account at a bank, broker or other nominee holder of record (i.e., in “street name”), you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank, broker or other nominee. You may not vote shares held in street name by returning a Rubicon Project proxy card directly to Rubicon Project or by voting in person at the Rubicon Project special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Further, if you hold your shares through a brokerage account, your broker typically has the authority to vote your shares in its discretion on “routine” proposals when it has not received instructions from you. However, a broker is not allowed to exercise its voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner. Under the current rules of the NYSE, each of the proposals to be considered at the Rubicon Project special meeting as described in this joint proxy statement/prospectus is considered non-routine. As a result, we do not expect any broker non-votes at the Rubicon Project special meeting. If you are a Rubicon Project stockholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares on the Rubicon Project share issuance proposal or the Rubicon Project adjournment proposal.

Attendance at the Rubicon Project Special Meeting and Voting in Person

You or your authorized proxy may attend the Rubicon Project special meeting if you were a registered or beneficial stockholder of Rubicon Project common stock as of the Rubicon Project record date.

You will need to obtain an admission ticket in advance to attend the Rubicon Project special meeting. To do so, please make your request by mail to Office of the Corporate Secretary, 12181 Bluff Creek Drive, 4th Floor, Los Angeles, California 90094, by email at corporatesecretary@rubiconproject.com or by phone at (310) 207-0272. Rubicon Project’s Corporate Secretary must receive your request for an admission ticket on or before March 23, 2020. Seating will be limited and requests for tickets will be processed in the order in which they are received.

If you own shares in street name through an account with a bank, broker or other nominee, then send proof of your Rubicon Project share ownership as of the Rubicon Project record date (for example, a brokerage firm account statement or a “legal proxy” from your intermediary) along with your ticket request. If you are not sure what proof to send, check with your intermediary.

If your shares are registered in your name with Rubicon Project’s stock registrar and transfer agent, AST, no proof of ownership is required because Rubicon Project can verify your ownership.

For security reasons, be prepared to show a form of government-issued photo identification when presenting your ticket for admission to the Rubicon Project special meeting. If you forget to bring your ticket, you will be admitted only if you provide photo identification. If you do not request a ticket in advance, you will be admitted only if space is available and you provide photo identification and satisfactory evidence that you were a stockholder of Rubicon Project common stock as of the Rubicon Project record date. If you need special assistance at the Rubicon Project special meeting because of a disability, please contact Rubicon Project’s Corporate Secretary’s Office.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Rubicon Project special meeting.

Revocability of Proxies

Any Rubicon Project stockholder of record giving a proxy has the power to revoke it. If you are a Rubicon Project stockholder of record, you may revoke your proxy in any of the following ways:

•By delivering, before 11:59 p.m. Eastern time on March 29, 2020 to Rubicon Project’s Corporate Secretary at Rubicon Project’s executive offices at 12181 Bluff Creek Drive, 4th Floor, Los Angeles, California 90094 a signed written notice of revocation bearing a later date than the proxy, stating that the proxy is revoked;

•By duly submitting a subsequently dated proxy card relating to the same shares of Rubicon Project common stock by mail, telephone or via the Internet (using the original instructions provided to you) before 11:59 p.m. Eastern time on March 29, 2020; or

•By attending the Rubicon Project special meeting in person and voting such shares during the Rubicon Project special meeting as described above, although attendance at the Rubicon Project special meeting will not, by itself, revoke a proxy.

If your shares are held by a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee. You must contact your bank, broker or other nominee to find out how to do so.

Solicitation of Proxies; Expenses of Solicitation

The Rubicon Project board is soliciting proxies for the Rubicon Project special meeting from its stockholders. Rubicon Project will bear a portion of the cost of the solicitation of proxies, including preparation, assembly and delivery, as applicable, of this joint proxy statement/prospectus, the Rubicon Project proxy card and any additional materials furnished to Rubicon Project stockholders. Proxies may be solicited by directors, officers and a small number of Rubicon Project’s regular employees by mail, email, in person and by telephone, but such persons will not receive any additional compensation for these activities. Rubicon Project has retained D.F. King & Co., Inc., a proxy solicitation firm, to assist in the solicitation of proxies for a fee of approximately $12,500 plus reasonable and documented out-of-pocket costs and expenses. As appropriate, copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians that hold shares of Rubicon Project common stock of record for beneficial owners for forwarding to such beneficial owners. Rubicon Project may also reimburse persons representing beneficial owners for their costs of forwarding the solicitation material to such owners.

Tabulation of Votes

Rubicon Project has appointed AST to serve as the Inspector of Election for the Rubicon Project special meeting. AST will independently tabulate affirmative and negative votes and abstentions.

Adjournments

Subject to certain restrictions contained in the merger agreement and approval of the Rubicon Project adjournment proposal by Rubicon Project stockholders, the Rubicon Project special meeting may be adjourned to allow additional time for obtaining additional proxies. No notice of an adjourned meeting need be given if the time and place thereof are announced at the Rubicon Project special meeting at which the adjournment was taken unless:

•the adjournment is for more than 30 days, in which case a notice of the adjourned meeting will be given to each Rubicon Project stockholder of record entitled to vote at the Rubicon Project special meeting; or

•if, after the adjournment, a new record date for determination of Rubicon Project stockholders entitled to vote is fixed for the adjourned meeting, in which case the Rubicon Project board will fix as the record date for determining Rubicon Project stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of Rubicon Project stockholders entitled to vote at the adjourned meeting, and will give notice of the adjourned meeting to each Rubicon Project stockholder of record as of such record date.

At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the Rubicon Project special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.

Assistance and Additional Information

If you need assistance with voting via the Internet, voting by telephone or completing your Rubicon Project proxy card, or have questions regarding the Rubicon Project special meeting, please contact D.F. King & Co., Inc., the proxy solicitor for Rubicon Project at (888) 541-9895 (toll-free), (212) 269-5550 (collect) or RUBI@dfking.com.

Your vote is very important regardless of the number of shares of Rubicon Project common stock that you own and the matters to be considered at the Rubicon Project special meeting are of great importance to the stockholders of Rubicon Project. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed Rubicon Project proxy card in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed Rubicon Project proxy card.

Please vote your shares via the Internet or by telephone, or sign, date and return a Rubicon Project proxy card promptly to ensure that your shares can be represented, even if you otherwise plan to attend the Rubicon Project special meeting in person.

RUBICON PROJECT PROPOSALS

Rubicon Project Proposal 1: Approval of the Rubicon Project Share Issuance

As discussed elsewhere in this joint proxy statement/prospectus, Rubicon Project stockholders are considering and voting to approve the issuance of shares of Rubicon Project common stock in connection with the merger of Merger Sub with and into Telaria as contemplated by the merger agreement. Rubicon Project stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger. In particular, Rubicon Project stockholders are directed to the merger agreement which is attached as Annex A to this joint proxy statement/prospectus.

Pursuant to the merger agreement, approval of the Rubicon Project share issuance proposal is a condition to the consummation of the merger. If the Rubicon Project share issuance proposal is not approved, the merger will not be completed.

Approval of the Rubicon Project share issuance proposal requires the affirmative vote of a majority of the outstanding shares of Rubicon Project common stock present in person or represented by proxy and entitled to vote on the Rubicon Project share issuance proposal at the Rubicon Project special meeting.

The Board of Directors recommends that you vote “FOR” the Rubicon Project share issuance proposal.

Rubicon Project Proposal 2: Adjournment of the Rubicon Project Special Meeting

The Rubicon Project special meeting may be adjourned to another time and place to permit further solicitation of proxies, if necessary or appropriate, to obtain additional proxies if there are not sufficient votes to approve the Rubicon Project share issuance proposal.

Rubicon Project is asking you to authorize the holder of any proxy solicited by the Rubicon Project board to vote in favor of any adjournment of the Rubicon Project special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Rubicon Project share issuance proposal.

Approval of the Rubicon Project adjournment proposal requires the affirmative vote of a majority of the outstanding shares of Rubicon Project common stock present in person or represented by proxy and entitled to vote on the Rubicon Project adjournment proposal at the Rubicon Project special meeting.

Rubicon Project does not intend to call a vote on the Rubicon Project adjournment proposal if the Rubicon Project share issuance proposal considered at the Rubicon Project special meeting has been approved at the Rubicon Project special meeting.

The Board of Directors recommends that you vote “FOR” the Rubicon Project adjournment proposal.

THE TELARIA SPECIAL MEETING

This joint proxy statement/prospectus is being provided to the Telaria stockholders as part of a solicitation of proxies by the Telaria board for use at the Telaria special meeting to be held at the time and place specified below and at any properly convened meeting following an adjournment or postponement thereof. This joint proxy statement/prospectus provides Telaria stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Telaria special meeting.

Date, Time and Place of the Special Meeting

The Telaria special meeting will be held at the offices of Cooley LLP, 55 Hudson Yards, New York, NY 10001 on March 30, 2020 at 10:00 a.m. local time. Telaria intends to mail this joint proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the Telaria special meeting on or about [         ], 2020.

Check-in will begin at 9:30 a.m. local time and Telaria stockholders should allow ample time for the check-in procedures.

Matters to be Considered

At the Telaria special meeting, Telaria stockholders will be asked to consider and vote on the following:

1.Adoption of the Merger Agreement. To vote on a proposal to adopt the merger agreement, which is further described in the section entitled “The Merger Agreement,” and a copy of which merger agreement is attached as Annex A to this joint proxy statement/prospectus;

2.Telaria Merger-Related Compensation. To vote on a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements that may be paid or become payable to Telaria’s named executive officers in connection with the merger contemplated by the merger agreement; and

3.Adjournment of the Telaria Special Meeting. To vote on a proposal to approve the adjournment of the Telaria special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Telaria special meeting to approve the Telaria merger proposal.

Completion of the merger is conditioned on the approval of the Telaria merger proposal.

Recommendation of the Telaria Board

On December 18, 2019, the Telaria board unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to and in the best interests of Telaria and its stockholders. Accordingly, the Telaria board unanimously recommends that Telaria stockholders vote “FOR” the Telaria merger proposal, “FOR” the Telaria merger-related compensation proposal and “FOR” the Telaria adjournment proposal.

Telaria stockholders should carefully read this joint proxy statement/prospectus, including any documents incorporated herein by reference, and the annexes in their entirety for more detailed information concerning the merger and the other transactions contemplated by the merger agreement.

Telaria Record Date; Telaria Stockholders Entitled to Vote

Only holders of record of Telaria common stock at the close of business on February 11, 2020 will be entitled to notice of, and to vote at, the Telaria special meeting or any adjournments or postponements thereof.

As of the close of business on the Telaria record date, there were [         ] shares of Telaria common stock outstanding and entitled to vote at the Telaria special meeting. Each share of Telaria common stock outstanding on the Telaria record date entitles the holder thereof to one vote on each proposal to be considered at the Telaria special meeting.

Your vote is important. We expect that many Telaria stockholders will not attend the Telaria special meeting in person, and instead will be represented by proxy. Most Telaria stockholders have a choice of voting over the Internet, by using a toll-free telephone number, or by returning a completed proxy card or voting instruction form. Please check your notice, proxy card or the information forwarded by your broker, bank or other nominee to see which options are available to you. The Internet and telephone voting procedures have been designed to authenticate stockholders, to allow you to vote your shares, and to confirm that your instructions have been properly recorded. The Internet and telephone voting facilities for Telaria stockholders of record will close at 11:59 p.m. Eastern time on March 29, 2020 (the day before the Telaria special meeting). If your shares are held through a broker, bank or other nominee, please review the deadlines for voting contained in the voting instructions provided by your broker, bank or other nominee.

You can revoke your proxy by delivering a properly executed, later-dated proxy (including an Internet or telephone vote) by 11:59 p.m. Eastern time on March 29, 2020 (the day before the Telaria special meeting) or by voting by ballot at the Telaria special meeting. Executing your proxy in advance will not limit your right to vote at the Telaria special meeting if you decide to attend in person. However, if your shares are held in the name of a broker, bank or other nominee, you cannot vote at the Telaria special meeting unless you have a legal proxy, executed in your favor, from the holder of record.

All shares entitled to vote and represented by properly executed proxies received prior to the Telaria special meeting and not revoked will be voted at the Telaria special meeting in accordance with your instructions. If you are a holder of record and you sign and return your proxy card but do not indicate how your shares should be voted on a proposal, the shares represented by your proxy will be voted as the Telaria board recommends for such proposal.

A complete list of Telaria stockholders entitled to vote at the Telaria special meeting will be available for examination by any Telaria stockholder in the Investor Relations Department at Telaria’s corporate office at 222 Broadway, 16th Floor, New York, New York 10038 for any purpose germane to the Telaria special meeting, during ordinary business hours for a period of ten days before the Telaria special meeting, and at the time and place of the Telaria special meeting.

Voting by Telaria Directors and Executive Officers

As of the close of business on January 24, 2020, the most recent practicable date for which such information was available, directors and executive officers of Telaria and their affiliates owned and were entitled to vote 1,376,127 shares of Telaria common stock, or approximately 2.91% of the shares of common stock outstanding on that date. The number and percentage of shares of Telaria common stock owned by directors and executive officers of Telaria and their affiliates as of the Telaria record date are not expected to be meaningfully different from the number and percentage as of January 24, 2020. Simultaneously with the execution and delivery of the merger agreement, each of the directors and named executive officers of Telaria, in their respective capacities as stockholders of Telaria, entered into voting agreements with Rubicon Project, in the form attached hereto as Annex D, pursuant to which such individuals agreed, among other things, to vote their respective shares of Telaria common stock in favor of the Telaria merger proposal and each other proposal to be considered at the Telaria special meeting.  Accordingly, it is currently expected that Telaria’s directors and named executive officers will vote their shares of Telaria common stock in favor of each of the proposals to be considered at the Telaria special meeting. It is likewise currently expected that Telaria’s other executive officers will vote their shares of Telaria common stock in favor of each of the proposals to be considered at the Telaria special meeting, although none of such other executive officers have entered into an agreement obligating them to do so. For information with respect to Telaria common stock owned by directors and executive officers of Telaria, please see the section entitled “Telaria Beneficial Ownership Table.”

The number of shares reflected above does not include shares underlying outstanding Telaria stock options or Telaria RSU Awards. For information with respect to Telaria stock options and Telaria RSU Awards, please see “The Merger Agreement—Treatment of Telaria Equity Awards.”

Quorum

The presence at the Telaria special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Telaria stock entitled to vote at the Telaria special meeting will constitute a quorum for the transaction of business at the Telaria special meeting.

Abstentions will count for the purpose of determining the presence of a quorum for the transaction of business at the Telaria special meeting.

Broker non-votes, if any, will not be counted for the purpose of determining the presence of a quorum for the transaction of business at the Telaria special meeting. We do not expect any broker non-votes at the Telaria special meeting.

Required Vote

The required votes to approve the Telaria proposals are as follows:

•The Telaria merger proposal requires the affirmative vote of the holders of a majority of the shares of Telaria common stock outstanding and entitled to vote at the Telaria special meeting.

•The Telaria merger-related compensation proposal requires the affirmative vote of holders of a majority of the shares of Telaria common stock present in person or represented by proxy and entitled to vote on the Telaria merger-related compensation proposal at the Telaria special meeting, assuming a quorum. Because the vote on the Telaria merger-related compensation proposal is advisory only, it will not be binding on either Telaria or Rubicon Project. Accordingly, if the Telaria merger proposal is approved and the merger is completed, the Telaria merger-related compensation will be payable to Telaria’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the approval of the Telaria merger-related compensation proposal.

•The Telaria adjournment proposal requires the affirmative vote of holders of a majority of the shares of Telaria common stock present in person or represented by proxy at the Telaria special meeting.

Voting of Proxies

If you were the record holder of your shares of Telaria common stock as of the Telaria record date, you may submit your proxy to vote by mail, by telephone or via the Internet.

If you hold your shares of Telaria common stock in street name, please follow the voting instructions provided by the bank, broker or other nominee that holds your shares.

Voting via the Internet or by Telephone for Holders of Record

•To submit your proxy via the Internet, go to www.voteproxy.com. Have your Telaria proxy card in hand when you access the website and follow the instructions to vote your shares.

•To submit your proxy by telephone, call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your Telaria proxy card in hand when you call and then follow the instructions to vote your shares.

•If you vote via the Internet or by telephone, you must do so no later than 11:59 p.m. Eastern time on March 29, 2020.

Voting by Mail for Holders of Record

As an alternative to submitting your proxy via the Internet or by telephone, you may submit your proxy by mail.

•To submit your proxy card by mail, simply mark, sign and date your Telaria proxy card and return it in the postage-paid envelope that has been provided. If you do not have the postage-paid envelope, please mail your completed Telaria proxy card to the following address: AST, 6201 15th Avenue, Brooklyn, NY 11219, Attn: Proxy Dept.

•If you vote by mail, your Telaria proxy card must be received no later than 11:59 p.m. Eastern time on March 29, 2020.

Treatment of Abstentions; Failure to Vote

For purposes of the Telaria special meeting, an abstention occurs when a Telaria stockholder attends the Telaria special meeting, either in person or by proxy, and does not vote or returns a proxy with an “abstain” instruction.

•For the Telaria merger proposal, if a Telaria stockholder present in person at the Telaria special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the effect of a vote cast “AGAINST” such proposal. If a Telaria stockholder is not present in person at the Telaria special meeting and does not respond by proxy, it will have the effect of a vote cast “AGAINST” such proposal.

•For the Telaria merger-related compensation proposal, if a Telaria stockholder present in person at the Telaria special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a Telaria stockholder is not present in person at the Telaria special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal (assuming a quorum is present).

•For the Telaria adjournment proposal, if a Telaria stockholder present in person at the Telaria special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a Telaria stockholder is not present in person at the Telaria special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal.

Shares Held in Street Name / Broker Non-Votes

If your shares of Telaria common stock are held in an account at a bank, broker or other nominee holder of record (i.e., in “street name”), you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank, broker or other nominee. You may not vote shares held in street name by returning a Telaria proxy card directly to Telaria or by voting in person at the Telaria special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Further, if you hold your shares through a brokerage account, your broker typically has the authority to vote your shares in its discretion on “routine” proposals when it has not received instructions from you. However, a broker is not allowed to exercise its voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner. Under the current rules of the NYSE, each of the proposals to be considered at the Telaria special meeting as described in this joint proxy statement/prospectus are considered non-routine. As a result, we do not expect any broker non-votes at the Telaria special meeting. If broker non-votes were received, they would not have any effect on the outcome of the Telaria merger-related compensation proposal or the Telaria adjournment proposal, but would have the same effect as a vote “AGAINST” the Telaria merger proposal.

If you are a Telaria stockholder and you do not instruct your bank, broker or other nominee on how to vote your shares, your bank, broker or other nominee may not vote your shares on the Telaria merger proposal, Telaria merger-related compensation proposal or the Telaria adjournment proposal.

Attendance at the Telaria Special Meeting and Voting in Person

You or your authorized proxy may attend the Telaria special meeting if you were a registered or beneficial stockholder of Telaria common stock as of the Telaria record date.

Telaria stockholders and their proxies will be admitted to the Telaria special meeting beginning at 9:30 a.m. local time on March 30, 2020. For security reasons, be prepared to show a form of government-issued photo identification, such as a driver’s license, state-issued identification card, or passport. If your shares are registered in your name with Telaria’s stock registrar and transfer agent, AST, your ownership will be verified against the list of record holders as of the record date prior to being admitted to the meeting. If you own shares in street name through an account with a bank, broker or other nominee, then you will need to provide proof of your Telaria share ownership as of the Telaria record date, such as a letter from your broker or nominee or a brokerage firm account statement reflecting your stock ownership as of the record date of the meeting or a “legal proxy” from your intermediary.  You will only be admitted if you provide photo identification and satisfactory evidence that you were a stockholder of Telaria common stock as of the Telaria record date.  If you need special assistance at the Telaria special meeting because of a disability, please contact Telaria’s Corporate Secretary’s Office at 222 Broadway, 16th Floor, New York, New York 10038.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Telaria special meeting.

Revocability of Proxies

Any Telaria stockholder of record giving a proxy has the power to revoke it. If you are a Telaria stockholder of record, you may revoke your proxy in any of the following ways:

•By delivering, before 11:59 p.m. Eastern time on March 29, 2020 to Telaria’s Corporate Secretary (at the Office of the Corporate Secretary, 222 Broadway, 16th Floor, New York, New York 10038) a signed written notice of revocation bearing a later date than the proxy, stating that the proxy is revoked;

•By duly submitting a subsequently dated proxy card relating to the same shares of Telaria common stock by mail, telephone or via the Internet (using the original instructions provided to you) before 11:59 p.m. Eastern time on March 29, 2020; or

•By attending the Telaria special meeting in person and voting such shares during the Telaria special meeting as described above, although attendance at the Telaria special meeting will not, by itself, revoke a proxy.

If your shares are held by a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee. You must contact your bank, broker or other nominee to find out how to do so.

Solicitation of Proxies; Expenses of Solicitation

The Telaria board is soliciting proxies for the Telaria special meeting from its stockholders. Telaria will bear a portion of the cost of the solicitation of proxies, including preparation, assembly and delivery, as applicable, of this joint proxy statement/prospectus, the Telaria proxy card and any additional materials furnished to Telaria stockholders. Proxies may be solicited by directors, officers and a small number of Telaria’s regular employees personally or by mail, telephone or facsimile, but such persons will not receive any additional compensation for these activities. Telaria has retained D.F. King & Co., Inc., a proxy solicitation firm, to assist in the solicitation of proxies for a fee of approximately $12,500 plus additional fees to be determined at the conclusion of the solicitation and reasonable and documented out-of-pocket costs and expenses. As appropriate, copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians that hold shares of Telaria common stock of record for beneficial owners for forwarding to such beneficial owners. Telaria may also reimburse persons representing beneficial owners for their costs of forwarding the solicitation material to such owners.

Tabulation of Votes

Telaria has appointed AST to serve as the Inspector of Election for the Telaria special meeting. AST will independently tabulate affirmative and negative votes and abstentions.

Adjournments

Subject to certain restrictions contained in the merger agreement and approval of the Telaria adjournment proposal by Telaria stockholders, the Telaria special meeting may be adjourned to allow additional time for obtaining additional proxies. No notice of an adjourned meeting need be given if the time and place thereof are announced at the Telaria special meeting at which the adjournment was taken unless:

•the adjournment is for more than 30 days, in which case a notice of the adjourned meeting will be given to each Telaria stockholder of record entitled to vote at the Telaria special meeting; or

•if, after the adjournment, a new record date for determination of Telaria stockholders entitled to vote is fixed for the adjourned meeting, in which case the Telaria board will fix as the record date for determining Telaria stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of Telaria stockholders entitled to vote at the adjourned meeting, and will give notice of the adjourned meeting to each Telaria stockholder of record as of such record date.

At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the Telaria special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.

Assistance and Additional Information

If you need assistance with voting via the Internet, voting by telephone or completing your Telaria proxy card, or have questions regarding the Telaria special meeting, please contact please contact D.F. King & Co., Inc., the proxy solicitor for Telaria at (800) 848-2998 (toll-free), (212) 269-5550 (collect) or TLRA@dfking.com.

Your vote is very important regardless of the number of shares of Telaria common stock that you own and the matters to be considered at the Telaria special meeting are of great importance to the stockholders of Telaria. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy via the Internet or by telephone or, if applicable, complete, date, sign and promptly return the enclosed Telaria proxy card or voting instruction form in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed Telaria proxy card.

Please vote your shares via the Internet or by telephone, or sign, date and return a Telaria proxy card or voting instruction form promptly to ensure that your shares can be represented, even if you otherwise plan to attend the Telaria special meeting in person.

TELARIA PROPOSALS

Telaria Proposal 1: Adoption of the Merger Agreement

As discussed elsewhere in this joint proxy statement/prospectus, Telaria stockholders are considering and voting to approve the Telaria merger proposal. Telaria stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger. In particular, Telaria stockholders are directed to the merger agreement which is attached as Annex A to this joint proxy statement/prospectus.

Pursuant to the merger agreement, approval of the Telaria merger proposal is a condition to the consummation of the merger. If the Telaria merger proposal is not approved, the merger will not be completed.

Approval of the Telaria merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Telaria common stock entitled to vote at the Telaria special meeting.

The Board of Directors recommends that you vote “FOR” the Telaria merger proposal.

Telaria Proposal 2: Telaria Merger-Related Compensation

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that Telaria provide stockholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the merger-related compensation, as disclosed in the section of this proxy statement/prospectus titled “The Merger—Interests of Telaria’s Directors and Executive Officers in the Merger.”

Telaria is asking Telaria stockholders to indicate their approval, on a nonbinding, advisory basis, of the merger-related compensation. These payments are set forth in the section of this proxy statement/prospectus titled “The Merger—Interests of Telaria’s Directors and Executive Officers in the Merger.” These arrangements are believed to be reasonable and in line with marketplace norms.

Accordingly, Telaria is seeking approval of the following resolution at the special meeting:

“RESOLVED, that the stockholders of Telaria, Inc. approve, on a nonbinding, advisory basis, the compensation that will be paid or may become payable to Telaria’s named executive officers that is based on or otherwise relates to the merger as disclosed pursuant to Item 402(t) of Regulation S-K in the section entitled “The Merger—Interests of Telaria’s Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to Telaria’s Named Executive Officers in Connection with the Merger” in the joint proxy statement/prospectus for the special meeting.”

Approval of the Telaria merger-related compensation proposal requires the affirmative vote of the holders of a majority of the shares of Telaria common stock present in person or represented by proxy entitled to vote on the Telaria merger-related compensation proposal at the Telaria special meeting.

Stockholders should note that this proposal is not a condition to completion of the merger, and as an advisory vote, the result will not be binding on Telaria, the Telaria board or Rubicon Project. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the nonbinding vote on the advisory say-on-compensation proposal, if the merger is completed, the merger-related compensation may be paid or become payable to Telaria’s named executive officers in connection with the merger in accordance with the terms and conditions applicable to those payments.

The Board of Directors recommends that you vote “FOR” the Telaria merger-related compensation proposal.

Telaria Proposal 3: Adjournment of the Telaria Special Meeting

The Telaria special meeting may be adjourned to another time and place to permit further solicitation of proxies, if necessary or appropriate, to obtain additional proxies if there are not sufficient votes to approve the Telaria merger proposal.

Telaria is asking you to authorize the holder of any proxy solicited by the Telaria board to vote in favor of any adjournment of the Telaria special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Telaria merger proposal.

Approval of the Telaria adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Telaria common stock present in person or represented by proxy at the Telaria special meeting.

Telaria does not intend to call a vote on the Telaria adjournment proposal if the Telaria merger proposal considered at the Telaria special meeting has been approved at the Telaria special meeting.

The Board of Directors recommends that you vote “FOR” the Telaria adjournment proposal.

THE PARTIES TO THE MERGER

Rubicon Project

Rubicon Project provides a technology solution to automate the purchase and sale of digital advertising inventory for buyers and sellers. Rubicon Project’s platform features applications and services for digital advertising sellers, including websites, mobile applications and other digital media properties, and their representatives, to sell their digital advertising inventory; applications and services for buyers, including advertisers, agencies, agency trading desks, and demand side platforms, or DSPs, to buy digital advertising inventory; and a marketplace over which such transactions are executed.

Rubicon Project’s principal executive offices are located at 12181 Bluff Creek Drive, 4th Floor, Los Angeles, California 90094, and its telephone number is (310) 207-0272.

Rubicon Project common stock is publicly traded on the NYSE under the ticker symbol “RUBI.” Additional information about Rubicon Project is included in documents incorporated by reference in this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

Telaria

Telaria provides a fully programmatic software platform for premium publishers to manage and monetize their video advertising. Telaria’s platform is built specifically for digital video and to support the unique requirements of CTV, mobile and over-the-top content. Telaria provides publishers with real-time analytics and decisioning tools to control their video advertising business and offers a holistic monetization solution to optimize yield across a publisher’s entire supply of digital video inventory. Telaria generates revenue when an advertising impression is sold on its platform based on a simple and transparent fee structure established with Telaria’s publisher partners and Telaria does not collect any fees directly from DSPs integrated with Telaria’s platform.

Telaria’s principal executive offices are located at 222 Broadway, 16th Floor, New York, New York 10038 and its telephone number is (646) 723-5300.

Telaria common stock is publicly traded on the NYSE under the ticker symbol “TLRA.” Additional information about Telaria is included in documents incorporated by reference in this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

Merger Sub

Merger Sub, a direct wholly owned subsidiary of Rubicon Project, is a Delaware corporation incorporated on December 18, 2019 for the purpose of effecting the merger. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement. The principal executive offices of Merger Sub are located at 12181 Bluff Creek Drive, 4th Floor, Los Angeles, California 90094, and its telephone number is (310) 207-0272.

THE MERGER

The following is a discussion of material aspects of the merger. The description of the merger agreement and the amended and restated bylaws in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement and the amended and restated bylaws, copies of which are attached as Annex A and Annex B, respectively, and are incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger that is important to you. You are encouraged to read the merger agreement and the amended and restated bylaws carefully and in their entirety. This section is not intended to provide you with any factual information about Rubicon Project or Telaria. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Rubicon Project and Telaria make with the SEC that are incorporated by reference into this joint proxy statement/prospectus, as described in the section entitled “Where You Can Find More Information.”

Effect of the Merger

The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, and in accordance with the DGCL, Merger Sub will be merged with and into Telaria at the completion of the merger. As a result of the merger, the separate corporate existence of Merger Sub will cease, and Telaria will continue as the surviving corporation and a wholly owned subsidiary of Rubicon Project. At the completion of the merger, the bylaws of Rubicon Project, as the combined company, will be amended and restated in their entirety to be in the form attached to this joint proxy statement/prospectus as Annex B. Such amended and restated bylaws will thereafter continue in effect as the bylaws of Rubicon Project until amended in accordance with their terms and applicable law.

At the completion of the merger, the certificate of incorporation of Telaria and the bylaws of Telaria will be amended and restated in their entirety to be in the form of the certificate of incorporation of Merger Sub and the bylaws of Merger Sub, respectively, as in effect immediately prior to the completion of the merger (except that (1) the name of the surviving corporation will be “Telaria, Inc.” and (2) the reference to the incorporator will be removed).

Merger Consideration

At the completion of the merger, upon the terms and subject to the conditions set forth in the merger agreement, each issued and outstanding share of Telaria common stock (other than shares held by Telaria as treasury stock and shares owned directly or indirectly by Rubicon Project or Merger Sub) will be converted into the right to receive the merger consideration, which is:

•1.082 fully paid and nonassessable shares of Rubicon Project common stock; and

•if applicable, substituting cash in lieu of fractional shares of Rubicon Project common stock.

The 1.082 shares of Rubicon Project common stock into which each share of Telaria common stock (other than shares held by Telaria as treasury stock and shares owned directly or indirectly by Rubicon Project or Merger Sub) will be converted is referred to as the exchange ratio.

The exchange ratio is fixed, which means that it will not change between now and the date of the completion of the merger, regardless of whether the market price of either Telaria common stock or Rubicon Project common stock changes or whether operating results of either entity are higher or lower than expected. Therefore, the value of the merger consideration will depend on the market price of Rubicon Project common stock at the completion of the merger.

The market price of Rubicon Project common stock has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the special meetings, the date the merger is completed and thereafter. The market value of Rubicon Project common stock to be issued in exchange for Telaria common stock upon the completion of the merger will not be known at the time of the Telaria special meeting or the Rubicon Project special meeting. Therefore, current and historical market prices of Rubicon Project common stock are not reflective of the value that Telaria stockholders will receive in the merger, and the current stock price quotations for Telaria common stock and Rubicon Project common stock may not provide meaningful information to Rubicon Project stockholders in determining whether to approve the Rubicon Project share issuance proposal or to Telaria stockholders in determining whether to approve the Telaria merger proposal. Both Rubicon Project’s and Telaria common stock is traded on the NYSE under the symbols “RUBI” and “TLRA,” respectively. Rubicon Project stockholders and Telaria stockholders are encouraged to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

No fractional share of Rubicon Project common stock will be issued upon the conversion or surrender for exchange of certificates or book-entry shares, and such fractional share interests will not entitle the owner thereof to any Rubicon Project common stock or to vote or to any other rights of a holder of Rubicon Project common stock. Each holder of shares of Telaria common stock converted pursuant to the merger who would otherwise have been entitled to receive a fraction of a share of Rubicon Project common stock (after aggregating all certificates and book-entry shares delivered by such holder) will receive, in lieu thereof, cash (rounded to the nearest whole cent), without interest, in an amount equal to such fractional amount multiplied by the average of the closing sale prices for Rubicon Project common stock on the NYSE (as reported in the Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Rubicon Project and Telaria) for the ten consecutive full trading days ending on the full trading day immediately preceding the date of the completion of the merger. The payment of cash in lieu of fractional share interests pursuant to the terms and conditions set forth in the merger agreement is not separately bargained-for consideration.

In accordance with Section 262 of the DGCL, no appraisal rights will be available to holders of Telaria common stock or Rubicon Project common stock in connection with the merger. Rubicon Project stockholders will continue to own their existing shares of Rubicon Project common stock, the form of which will not be changed by the merger.

Background of the Merger

Each of the Rubicon Project board and the Telaria board, together with their respective management teams, regularly reviews and assesses their respective company’s performance, future growth prospects, business plans and overall strategic direction. As part of that review process, each considers, from time to time, a variety of strategic alternatives that may be available, including pursuing potential strategic transactions with third parties, in each case with the goal of maximizing stockholder value.

In the course of developing and considering the company’s strategic plan, Rubicon Project management regularly discussed with the Rubicon Project board the rapid evolution of the advertising technology industry, and also periodically discussed the growth of connected television, or CTV, which was expected to create opportunities for intermediaries like Rubicon Project to generate revenue from the sale of advertising impressions to CTV consumers. Management of Rubicon Project had noted in those discussions that Rubicon Project had not yet developed a solution for CTV and that it would need to develop or acquire a CTV solution in order to participate in the ongoing migration of advertising revenue to CTV platforms.  During those discussions, management described to the Rubicon Project board various CTV solutions that had been developed by Rubicon Project’s competitors, including Telaria.  As a result of those discussions, Rubicon Project management in the summer of 2017 began to consider a strategic transaction with Telaria.

In September 2017, Michael Barrett, the president and chief executive officer of Rubicon Project, and Mark Zagorski, the chief executive officer of Telaria, had an early-stage conversation about a potential combination in which they noted, among other things, the complementary nature of their businesses. During their conversation, Mr. Barrett and Mr. Zagorski did not exchange any non-public information about their respective companies or engage in any discussions about a potential purchase price.

Between the September 2017 meeting and August 2019, representatives of Rubicon Project and Telaria did not engage in further discussions regarding a potential combination of their businesses, although Rubicon Project continued to monitor Telaria’s business progress.

On August 22, 2019, Mr. Barrett and Mr. Zagorski had a telephone call during which they each expressed interest in exploring the merits of a strategic combination between Rubicon Project and Telaria in light of industry dynamics and competitive factors.

On August 23, 2019, Mr. Zagorski reported on his conversation with Mr. Barrett to Paul Caine, the chairman of the Telaria board.

On August 26, 2019, Mr. Barrett had a telephone call with Robert Frankenberg, Rubicon Project’s lead independent director, to apprise him of Mr. Barrett’s discussion with Mr. Zagorski regarding a preliminary exploration of a combination with Telaria.

On August 27, 2019 and August 28, 2019, Rubicon Project and Telaria executed a mutual non-disclosure agreement relating to their discussions regarding a potential combination.

On September 17, 2019, Mr. Barrett and other members of the Rubicon Project senior management team met in person with Mr. Zagorski and other members of the Telaria senior management team to discuss the potential benefits of a combination in greater detail, including a potential stock-for-stock combination. At the meeting, the management teams presented to each other their perspectives on the companies’ strategic positions and they shared their preliminary perspectives on the potential benefits of a combination of the two companies, including the general perspective that a combined company could be better positioned to compete with the leading sell-side advertising platforms with a full suite of sell-side products and services and greater scale and financial stability.  At the conclusion of the meeting, the management teams of each company concurred that there could be substantial potential benefits to be realized through a combination of the companies and that they should continue to further explore a potential combination.

On September 19, 2019, Mr. Caine convened a meeting of the Telaria board, at which Mr. Zagorski provided an update on the discussions that representatives of Telaria had with Rubicon Project to date and described for the Telaria board his preliminary views with respect to the strategic rationale for the potential combination. Members of the Telaria board agreed that Mr. Zagorski should continue to explore the potential combination further. To facilitate quick decision-making and monitor progress, the Telaria board established a strategic transaction committee comprised of Paul Caine, Doug Knopper, James Rossman and Robert Schechter, referred to as the Telaria board strategic transaction committee. From September 19, 2019 through December 19, 2019, the Telaria board strategic transaction committee and Mr. Zagorski had regularly scheduled weekly meetings for updates, direction and feedback.

On September 20, 2019, Mr. Barrett had a brief phone call with Mr. Frankenberg to update Mr. Frankenberg on the status of discussions with Telaria.  During the call, Mr. Barrett and Mr. Frankenberg each acknowledged that governance and senior leadership matters relating to a combined entity would need to be addressed at the appropriate time and under the supervision of the Rubicon Project board.  On the same day, Rubicon Project and Telaria entered into an amendment to their existing non-disclosure agreement to include a mutual standstill provision. The amendment provided that the standstill would terminate with respect to a party upon the earliest of one year following the date of the amendment, the date on which the other party enters into or publicly announces a business combination, the commencement of a tender offer or exchange offer for the other party’s securities that if consummated would constitute a business combination or the acquisition of 50% or more of the voting power of the other party’s securities.

On September 23, 2019, Mr. Barrett and Mr. Zagorski met in person to discuss the due diligence to be undertaken by the companies and the potential transaction process.

On that same day, the Rubicon Project board had a telephonic meeting with representatives of Rubicon Project management and a representative of Gibson, Dunn & Crutcher LLP, referred to as Gibson Dunn, Rubicon Project’s outside legal counsel, present to discuss the preliminary discussions with Telaria. Mr. Barrett described for the Rubicon Project board the strategic rationale for the potential combination and summarized the contacts of Rubicon Project’s management team to date with Telaria. He noted, among other things, the fact that Telaria had developed an industry-leading solution for CTV, which is a capability that management believed Rubicon Project would need to develop or acquire to remain competitive, and that the businesses of the two companies were complementary with very little overlap with respect to the categories of advertising inventory they serviced.  The Rubicon Project board discussed and acknowledged that the respective boards would need to address the composition of the board of directors and senior leadership of the combined company at an appropriate time. Gibson Dunn also reviewed with the Rubicon Project board its fiduciary duties in connection with a potential combination transaction with Telaria or other strategic transactions.

On September 30, 2019, representatives of senior management of Rubicon Project and Telaria met in person to perform mutual due diligence with respect to the companies’ respective technology and product capabilities. On the same day, each of Rubicon Project and Telaria provided access to their respective virtual due diligence data rooms to the other.

On October 1, 2019, members of Telaria senior management had initial meetings with three investment banks, including RBC Capital Markets, regarding their potential engagement as Telaria’s financial advisor in connection with a strategic transaction.

On October 2, 2019, David Day, Rubicon Project’s chief financial officer, and Erik Hovanec, Rubicon Project’s chief strategy officer, provided a telephonic update on Rubicon Project’s due diligence process to Lisa Troe, a member of Rubicon Project’s board and chair of Rubicon Project’s audit committee.

On October 8, 2019, Mr. Barrett, Jonathan Feldman, Rubicon Project’s co-general counsel, and a representative of Gibson Dunn had a telephonic meeting with Mr. Frankenberg to discuss various governance and senior leadership issues that would likely arise in any negotiations with Telaria in connection with a combination of the two companies, and the group discussed the lead role the Rubicon Project board should play in addressing any such issues on behalf of Rubicon Project.

On October 9, 2019, Mr. Barrett and Mr. Zagorski met in person to discuss in more detail the strategic and financial merits of the potential combination. Mr. Zagorski advised Mr. Barrett that, although Telaria remained interested in exploring a strategic combination, it wished to defer more detailed discussions until after each company released its third quarter earnings.  Mr. Barrett also briefly noted the need at the proper time, if discussions proceeded, for the respective boards of directors to address leadership and governance issues in any potential transaction, including the composition of the combined company board of directors and senior leadership, and they agreed that Mr. Caine and Mr. Frankenberg should conduct any such discussions at the appropriate time.

On October 10, 2019, the Rubicon Project board had a telephonic meeting, with representatives of Rubicon Project management and Gibson Dunn present, to discuss the status of conversations with Telaria.  Mr. Barrett updated the Rubicon Project board on his most recent discussion with Mr. Zagorski. The Rubicon Project board discussed in general terms the strategic rationale for the potential combination and the process and potential timeline for the transaction if it were to proceed. Rubicon Project management also discussed with the Rubicon Project board its desire to retain LUMA Partners LLC, referred to as LUMA, based on its deep advertising technology industry experience, to serve as its investment bank to assist Rubicon Project in connection with any negotiations with Telaria, and the Rubicon Project board discussed its desire to engage a separate investment bank that would not receive any contingent fees in connection with the transaction to render an independent fairness opinion if the transaction progressed.  After confirming that LUMA had no conflicts of interest that would prevent it from fulfilling its obligations as Rubicon Project’s financial advisor, the Rubicon Project board approved the engagement of LUMA to act as Rubicon Project’s financial advisor based on LUMA’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the advertising technology industry, and its knowledge of and familiarity with Rubicon Project’s business based on a LUMA affiliate’s participation as a co-manager for Rubicon Project’s initial public offering and LUMA’s representation of an advertising technology business that was acquired by Rubicon Project following Rubicon Project’s initial public offering. Following the Rubicon Project board meeting on October 10, 2019, Mr. Barrett and Mr. Zagorski corresponded to schedule a call among Mr. Caine, Mr. Frankenberg, their general counsels and outside counsel to discuss the process that Mr. Caine and Mr. Frankenberg would undertake to consider and discuss substantively the leadership and governance issues that would arise in any transaction.

On October 14, 2019, the Telaria board and Telaria senior management had follow-up telephone calls with the three investment banks that members of Telaria senior management initially met with on October 1, 2019.

On October 16, 2019, Mr. Zagorski and other members of Telaria senior management and the Telaria board strategic transaction committee had a call on which Mr. Zagorski and other members of Telaria senior management provided an update on the status of due diligence, an explanation of the strategic rationale and risks of the proposed combination with Rubicon Project, and their views regarding the three financial advisors with which they had discussed a potential engagement.

On October 17, 2019, Mr. Frankenberg and Mr. Caine had a preliminary discussion about certain governance and senior leadership issues that would need to be addressed in a transaction between Rubicon Project and Telaria. The general counsel of each company and representatives of Gibson Dunn and Cooley LLP, referred to as Cooley, Telaria’s outside legal counsel, were also present on the call. During the call, both Mr. Frankenberg and Mr. Caine acknowledged that the Rubicon Project board and Telaria board would lead the negotiations of governance and senior leadership matters.  No decisions with respect to any governance or leadership matters were made at that time.

On October 23, 2019, at a regularly scheduled meeting of the Telaria board, at which members of Telaria senior management participated, Mr. Zagorski provided the Telaria board with an update on the potential combination with Rubicon Project.  At the invitation of the Telaria board, RBC Capital Markets attended part of this meeting and provided the Telaria board with a preliminary illustrative overview regarding a potential combination of Telaria and Rubicon Project based on publicly available information. Among other matters, the Telaria board discussed the overall strategic rationale for the combination, the potential transaction structure, including the relative ownership of the combined company, the likely reaction of investors to the combination, and the governance and senior leadership matters that would need to be determined before entering into a strategic combination with Rubicon Project.

On October 24, 2019, the Rubicon Project board held its regularly scheduled meeting, with representatives of Rubicon Project management and Gibson Dunn participating. In its discussions regarding the potential Telaria combination, the Rubicon Project board addressed the overall strategic rationale for the transaction. The Rubicon Project board discussed the strong market trend toward growth in ad-supported CTV, the strategic value to the combined company offering a comprehensive suite of products and services and the potential benefits of greater scale and financial stability accruing to the combined company, which might enable the combined company to more easily make further investments in its solutions and potential future acquisitions. See “—Reasons for the Merger.” The Rubicon Project board discussed a preliminary combination analysis prepared by LUMA based on analyst expectations regarding Telaria’s future financial results and discussed on a preliminary basis potential exchange ratios that might apply in the transaction based on the then-current share prices and trading averages over various periods, reaching the consensus that any exchange ratio applicable to the transaction should be “at market,” meaning that it would not reflect a “premium” for Telaria given that the transaction was a strategic combination of the two companies.  In addition, during executive session, in which Mr. Barrett was not present, Mr. Frankenberg provided a summary of his call on leadership and governance matters with Mr. Caine, and the Rubicon Project board further discussed matters regarding the governance and senior leadership of the combined company, expressing confidence in Mr. Barrett’s qualifications to lead the combined company given his experience operating businesses like Rubicon Project with significant scale and operational scope.

On October 25, 2019, Mr. Frankenberg, Mr. Caine, and Mr. Schechter had a phone conversation to address governance and senior leadership matters.  Mr. Frankenberg, Mr. Caine and Mr. Schechter concluded that, in addition to undertaking further analysis with respect to the proposed transaction, Mr. Barrett and Mr. Zagorski would make a joint presentation to the Telaria board and the Rubicon Project board to address in more detail for each board of directors the strategic rationale for the proposed combination and to present their views on potential senior leadership of the combined company.

Between October 29, 2019 and November 4, 2019, Mr. Barrett and Mr. Zagorski met by telephone and in person to discuss and refine their analysis with respect to the strategic and financial merits of the potential combination.

On November 7, 2019, after each of Rubicon Project and Telaria had announced its financial results for the third quarter of 2019 (Telaria on November 5, 2019 and Rubicon Project on November 6, 2019), Mr. Barrett and Mr. Hovanec met in person with Mr. Zagorski and Doug Campbell, Telaria’s chief strategy officer, to discuss the potential combination in further detail.  Each party affirmed its ongoing interest in exploring a stock-for-stock merger transaction. During the meeting, representatives of Rubicon Project and Telaria discussed potential roles for members of management of each company in the senior leadership of the combined company, but, at the direction of their respective boards of directors, agreed to defer to their respective boards of directors any further substantive discussion with respect to the senior leadership positions.

On November 9, 2019, the Telaria board strategic transaction committee had a meeting to further discuss the engagement of a financial advisor from among the investment banks it had previously interviewed. After taking into account RBC Capital Markets’ experience, reputation and familiarity with Telaria’s and Rubicon Project’s businesses and industry and confirming that RBC Capital Markets had no material investment banking relationships with Rubicon Project that would prevent it from serving as Telaria’s financial advisor, the Telaria board strategic transaction committee decided to engage RBC Capital Markets as Telaria’s financial advisor in connection with Telaria’s potential merger with Rubicon Project or other possible strategic opportunities.

On November 13, 2019, in accordance with Rubicon Project’s and Telaria’s instructions, representatives of LUMA had an initial call with representatives of RBC Capital Markets to discuss the process and plan for joint discussions of the synergies expected by the companies’ management to result from the transaction and the expectation of their respective clients that the transaction would be structured as a stock-for-stock merger. At the direction of Telaria, representatives of RBC Capital Markets discussed the exchange ratio with representatives of LUMA and indicated that Telaria was seeking an exchange ratio that represented a “premium” for Telaria stockholders rather than an exchange ratio based purely on the companies’ relative trading prices. Representatives of LUMA communicated their perspective that any exchange ratio should be “at market.”

On November 14, 2019 members of Telaria senior management and the Telaria board strategic transaction committee discussed Telaria’s financial projections for calendar years 2019 through 2023, as further described in the section of this joint proxy statement/prospectus entitled “—Certain Unaudited Prospective Financial Information Prepared by Telaria or Used at Telaria’s Direction,” which management had completed over the preceding weeks. On November 15, 2019, The Telaria board strategic transaction committee approved sharing such financial projections with Rubicon Project.

On November 18, 2019, the Rubicon Project board met by telephone with representatives of Rubicon Project management and Gibson Dunn present to discuss Rubicon Project’s long-range plan and financial scenarios for the years 2020 through 2023, described in the section of this joint proxy statement/prospectus entitled  “—Certain Unaudited Prospective Financial Information Prepared by Rubicon Project or Used at Rubicon Project’s Direction,” which management had completed over the preceding weeks.  The Rubicon Project board approved sharing such financial information with Telaria.  The Rubicon Project board also discussed the status of discussions with Telaria and the overall process associated with the potential combination.

On that same day and on November 19, 2019, members of Rubicon Project and Telaria management met in person, with representatives of LUMA and RBC Capital Markets present, to discuss in further detail the potential synergies that could be achieved in the proposed combination and, as authorized by their respective boards of directors, to share their respective internal financial forecasts.

On November 20 and 21, 2019, in accordance with Rubicon Project’s and Telaria’s instructions, representatives of LUMA and RBC Capital Markets had calls to discuss the structure of the proposed combination, which included an exchange of information regarding their respective clients’ views of the appropriate exchange ratio for the transaction and alternative methods for determining an exchange ratio in the proposed transaction. Consistent with Telaria’s directives, RBC Capital Markets conveyed Telaria’s views that it would be appropriate to use an exchange ratio that would result in a premium for Telaria stockholders.  Representatives of LUMA noted again that Rubicon Project continued to believe that an “at market” exchange ratio would be appropriate for the transaction.

On November 25 and 26, 2019, members of management of Rubicon Project and Telaria engaged in a series of phone calls, with representatives of LUMA and RBC Capital Markets also in attendance, to discuss in further detail the potential synergies that could be achieved in the proposed combination.

On November 27, 2019, in accordance with Rubicon Project’s and Telaria’s instructions, representatives of LUMA and RBC Capital Markets had a call to discuss process and alternative approaches for establishing the exchange ratio that would apply in the proposed transaction.

In November 2019, at the direction of the Telaria board, Telaria management developed, with the assistance of RBC Capital Markets, a list of 21 parties that might have a potential interest in a possible acquisition of or strategic combination with Telaria.  At the direction of the Telaria board, RBC Capital Markets contacted such parties to determine if such parties would be interested in a strategic combination with Telaria. Interested parties were provided access to a Telaria virtual due diligence data room after signing a confidentiality agreement and Telaria management held in-person meetings with two of such parties. At the direction of Telaria management, RBC Capital Markets requested that potential bidders submit a letter indicating interest in a potential strategic combination with Telaria on or before December 16, 2019.

On December 2, 2019, Mr. Barrett and Mr. Zagorski, with representatives of Cooley and RBC Capital Markets present, gave a joint presentation to the Telaria board at a meeting of the Telaria board regarding the strategic and financial rationale for the proposed combination.  See “—Reasons for the Merger.” Mr. Barrett and Mr. Zagorski also discussed with the Telaria board the potential timing for the combination, which they expected could be finalized relatively quickly with concerted effort.  They then presented certain pro forma forecasted financial results of the combined company based on the five-year Telaria and Rubicon Project standalone financial forecasts, described in the sections of this joint proxy statement/prospectus entitled “—Certain Unaudited Prospective Financial Information Prepared by Rubicon Project or Used at Rubicon Project’s Direction” and “—Certain Unaudited Prospective Financial Information Prepared by Telaria or Used at Telaria’s Direction,” that had been shared by the two companies and discussed in detail the synergies they expected the combined company to realize, which are described in the section of this joint proxy statement entitled “—Certain Estimated Synergies.”  Mr. Barrett then met separately in executive session with the Telaria board without Mr. Zagorski present to discuss his perspectives on the proposed terms of the strategic combination. Mr. Barrett then departed the meeting and Mr. Zagorski returned to the meeting and the Telaria board provided guidance to Mr. Zagorski on some of the key terms of the proposed combination with Rubicon Project. Mr. Zagorski then departed the meeting and the Telaria board discussed matters relating to the leadership of the combined company. The Telaria board also discussed the strategic rationale for a combination with Rubicon Project, including the complementary platforms, service offerings and geographic locations of Telaria and Rubicon Project, the benefits that would be obtained by having a larger sales organization and marketing resources, the advantages of having additional scale, financial stability and diversified revenue streams, and the ability to access additional engineering resources and new geographic markets to further accelerate the growth of the CTV business.

On December 5, 2019, Mr. Zagorski attended a special meeting of the Rubicon Project board in which representatives of Rubicon Project management, Gibson Dunn and LUMA participated, and Mr. Barrett and Mr. Zagorski gave the same joint presentation they had given to the Telaria board with respect to the strategic and financial rationale for the proposed combination. Mr. Zagorski also met separately in executive session with the Rubicon Project board without Mr. Barrett present to discuss his perspectives on the proposed combination.  After Mr. Zagorski departed the meeting, representatives of LUMA reviewed the perspectives addressed by Mr. Barrett and Mr. Zagorski with respect to the strategic rationale for the transaction. Representatives of LUMA also provided their insights on the trends and competitive dynamics of the sell-side advertising technology market, the CTV market and the competitive advantages the combined company could realize with its independent omnichannel platform.  Representatives of LUMA presented LUMA’s preliminary financial analysis with respect to the combination, including a preliminary analysis with respect to valuation multiples applicable to the two companies, the synergies that could be realized, dilution that would be incurred by holders of Rubicon Project common stock, based on certain assumed exchange ratios, with respect to revenue per share and EBITDA per share (based on the five-year Telaria and Rubicon Project standalone financial forecasts described in the sections of this joint proxy statement/prospectus entitled “—Certain Unaudited Prospective Financial Information Prepared by Rubicon Project or Used at Rubicon Project’s Direction” and “—Certain Unaudited Prospective Financial Information Prepared by Telaria or Used at Telaria’s Direction”) before the realization of synergies and the potential post-combination value that the combined company could achieve based on various assumed trading multiples. Representatives of LUMA also provided a preliminary analysis with respect to illustrative exchange ratios in the proposed combination based upon the then-current trading prices of the companies’ common stock and various average trading prices subsequent to November 6, 2019, the date on which Rubicon Project announced its third quarter earnings.  Members of the Rubicon Project board noted the volatility in each company’s stock price and that each company may experience short-term fluctuations in revenue and earnings, which could impact the exchange ratio, but emphasized that the key ultimate consideration in deciding to pursue the transaction would be the long-term strategic value to stockholders of a combination of the two companies.  The Rubicon Project board also discussed matters relating to the governance and senior leadership of the combined company, and the directors expressed the general sentiment that the board should be split between former Rubicon Project directors and Telaria directors in roughly the same proportion as the pro forma stockholder ownership split of the combined company. At the meeting, Rubicon Project management also described for the Rubicon Project board the proposals it had received from two investment banks, including Needham & Company, to provide an opinion to the Rubicon Project board as to the fairness, from a financial point of view, of the exchange ratio pursuant to the merger agreement in the event the parties were able to reach agreement on a combination.  After further discussion and after confirming that Needham & Company did not have any past or ongoing investment banking or financial advisory relationships that would prevent it from fulfilling its obligations as Rubicon Project’s financial advisor in rendering a fairness opinion, the Rubicon Project board selected Needham & Company based on Needham & Company’s qualifications, expertise and reputation, its knowledge of and involvement in recent relevant transactions, and its knowledge of and familiarity with Rubicon Project’s business having served as a co-manager for Rubicon Project’s initial public offering. At the conclusion of the meeting, after further discussion, the Rubicon Project board expressed its support for proceeding with negotiations with Telaria as expeditiously as possible.

That same day, following the Rubicon Project board meeting, the Telaria board met with Mr. Zagorski to obtain his feedback from his meeting with the Rubicon Project board and to discuss next steps. It was also agreed that Mr. Caine and Mr. Frankenberg should discuss the respective boards of directors’ feedback.

On December 6, 2019, members of Telaria senior management had a phone call with the Telaria board strategic transaction committee, on which the other members of the Telaria board participated, to update the Telaria board strategic transaction committee on the status of negotiations with Rubicon Project, Rubicon Project’s desire to accelerate the process and the status of Telaria’s pre-signing market check with respect to an alternative strategic transaction.

On the same day, Mr. Frankenberg had a call with Mr. Caine to discuss feedback on the potential transaction from the Rubicon Project board and the Telaria board. During the call, Mr. Frankenberg communicated the Rubicon Project board’s desire to move quickly to complete due diligence and reach agreement on an appropriate exchange ratio. Mr. Frankenberg and Mr. Caine also discussed matters relating to governance and senior leadership.  During the course of that discussion, Mr. Frankenberg and Mr. Caine agreed to recommend to their respective boards that the combined company should have a nine-person board of directors, consisting of an equal number of members from each board (four), plus the chief executive officer of the combined company.

On December 7, 2019, representatives of Gibson Dunn delivered to representatives of Cooley Rubicon Project’s proposed draft merger agreement that reflected a stock-for-stock merger in which Telaria stockholders would receive shares of Rubicon Project common stock in the transaction.

On December 8, 2019, in accordance with Rubicon Project’s and Telaria’s instructions, representatives of LUMA and RBC Capital Markets had a call to discuss in more detail various approaches to determining the exchange ratio for the strategic combination. On the call, LUMA proposed an exchange ratio based on the volume-weighted average exchange ratio since Rubicon Project’s last earnings announcement on November 7, 2019 through the date of signing the transaction, which, as of December 8, 2019, reflected 21 trading days and an exchange ratio of 0.98 of a share of Rubicon Project common stock for each outstanding share of Telaria common stock.

On the same day, members of Telaria senior management and the Telaria board had a call to discuss the negotiations with Rubicon Project, the status of open due diligence items, the appropriate exchange ratio in light of recent movement of Telaria’s stock price, and governance and senior leadership matters that had been discussed but not yet resolved. The Telaria board directed Mr. Caine and Telaria management to continue their negotiations with representatives of Rubicon Project in respect of both financial and governance matters, including the leadership of the combined company.

On December 9, 2019, Mr. Barrett and Mr. Zagorski met in person to discuss the status of negotiations.

Later that day, representatives of RBC Capital Markets had a call with members of Telaria senior management, and a subsequent call with the Telaria board strategic transaction committee, to provide an update on the status of RBC Capital Markets’ conversations with representatives of LUMA regarding the exchange ratio and other transaction terms and outreach to third parties with respect to such parties’ potential interest in a transaction with Telaria. The Telaria board strategic transaction committee provided RBC Capital Markets with feedback and direction.

Also on December 9, 2019, in accordance with Rubicon Project’s and Telaria’s instructions, representatives of LUMA provided representatives of RBC Capital Markets with due diligence information regarding the potential calculation of the exchange ratio and each provided feedback from their respective clients’ boards of directors and management teams regarding the terms of the transaction. Consistent with Telaria’s instructions, RBC Capital Markets relayed Telaria’s proposal for an exchange ratio that would result in Telaria stockholders owning approximately 49% of the combined company on a fully-diluted basis (reflecting an exchange ratio of approximately 1.15), which would represent an above-market exchange ratio for the benefit of Telaria stockholders based on the parties’ stock trading prices as of the close of business on that day and based on the average stock price trading averages that had been discussed.

On December 10, 2019, in accordance with Rubicon Project’s and Telaria’s instructions, representatives of LUMA and RBC Capital Markets had a follow-up call to discuss their clients’ views of the appropriate exchange ratio.  Representatives of LUMA relayed Rubicon Project’s perspective that the exchange ratio proposed by Telaria was not “at market” but noted that the Rubicon Project board might be open to a discussion with Telaria as to the framework for calculating an “at market” exchange ratio, including a calculation based on average trading prices for the companies’ shares over various trading periods since the parties had commenced discussions.

On December 11, 2019, the Telaria board convened a meeting, with members of Telaria senior management and representatives of RBC Capital Markets also present. Members of Telaria senior management provided the Telaria board with a status update on the negotiations with Rubicon Project and Telaria’s pre-signing market check, which had so far not resulted in any alternative proposals. The Telaria board provided guidance to senior management and RBC Capital Markets on key transaction terms, including the calculation of the exchange ratio, the size and composition of the board of directors and senior leadership of the combined company.

On December 12, 2019, the Rubicon Project board met with Rubicon Project management and representatives of Gibson Dunn and Deloitte & Touche LLP, Rubicon Project’s independent registered accounting firm assisting on due diligence, present to discuss the status of discussions with respect to the potential combination and the results of the Rubicon Project team’s due diligence with respect to Telaria.  Mr. Barrett provided an update on the status of the negotiations and the Rubicon Project board reiterated its perspective that the exchange ratio should be “at market.”  The board also discussed the governance and senior leadership issues that remained open, and Mr. Barrett noted that Telaria was continuing its pre-signing market check.

On the afternoon of December 12, 2019, Mr. Barrett had a status update conversation with Mr. Zagorski. Mr. Zagorski informed Mr. Barrett that the Telaria board wished to proceed expeditiously with negotiations and expressed support for a nine-person board of directors of the combined company, to consist of the chief executive officer of the combined company and four directors from each of the Rubicon Project board and the Telaria board. Mr. Zagorski also noted that the Telaria board wished to designate a member of the Telaria board to serve as non-executive chairman of the combined company board of directors and that there were several key members of senior management of Telaria, including Mr. Zagorski, that Telaria believed should have senior leadership positions at the combined company in light of their value to the business. Mr. Barrett stated that he would apprise his team and the Rubicon Project board of the status of the discussions and that he would defer to the Rubicon Project board with respect to the proposed exchange ratio, senior leadership and the composition of the combined company board of directors.

On the same day, in accordance with Rubicon Project’s and Telaria’s instructions, representatives of RBC Capital Markets had a call with representatives of LUMA in which RBC Capital Markets relayed to representatives of LUMA the Telaria board’s proposal pursuant to which Telaria stockholders would own 48% of the combined company on a fully-diluted basis based on a fixed exchange ratio of approximately 1.12 shares of Rubicon Project common stock for each outstanding share of Telaria common stock, and discussed the Telaria board’s view of the appropriate governance and senior leadership positions for the combined company.

Later that same day, Mr. Caine also outlined to Mr. Frankenberg Telaria’s proposal to set the exchange ratio at a level that would result in Telaria stockholders owning 48% of the combined company on a fully diluted basis, and the Telaria board’s proposal regarding the composition of the combined company board of directors and senior leadership of the combined company.  Mr. Caine indicated that the Telaria board would be supportive of designating Mr. Barrett as the chief executive officer of the combined company, provided that Telaria had appropriate representation on the board of directors and that its senior leadership had senior roles in the combined company, given the critical roles that they would need to continue to play going forward in the business.  Mr. Frankenberg said that he would report Telaria’s proposal to the Rubicon Project board.

On December 13, 2019, the Rubicon Project board met with representatives of Rubicon Project management, Gibson Dunn, LUMA and Needham & Company present to discuss the potential timeline for further discussions with Telaria, the proposal from Telaria regarding the exchange ratio, the proposed composition of the combined company board of directors and senior leadership matters.  Mr. Barrett and representatives of LUMA described in more detail Telaria’s proposal to derive the exchange ratio for the transaction based on a pro forma 52%/48% fully diluted split of ownership between Rubicon Project and Telaria stockholders, and representatives of LUMA presented data showing how that proposed exchange ratio (representing approximately 1.12 shares of Rubicon Project common stock for each outstanding share of Telaria common stock) compared to hypothetical exchange ratios derived based on the spot prices for Rubicon Project and Telaria shares or based on the trailing average trading prices of the companies’ shares over various measurement periods that had been under discussion.  Members of the Rubicon Project board reiterated their view that the exchange ratio should be set “at market” to reflect the transaction’s character as a strategic combination rather than an acquisition, but a consensus was reached that they would support setting an exchange ratio based on the average trading price for the companies’ shares over a shorter period of time pre-signing, as compared to an exchange ratio based on the longer average trading periods that had been proposed by Rubicon Project. After further discussion, the Rubicon Project board agreed to propose using a ten-day weighted average trading period pre-signing for determining the exchange ratio, which for comparison purposes would have represented an exchange ratio of 1.06 shares of Rubicon Project common stock for each outstanding share of Telaria common stock based on a ten-day weighted average trading period through December 12, 2019.  The Rubicon Project board then discussed Telaria’s proposal for the composition of the combined company board of directors.  After further discussion, a consensus was reached that the Rubicon Project board would support a nine-person board of directors, consisting of the chief executive officer of the combined company, plus four directors from the Rubicon Project board and four directors from the Telaria board.  With respect to the method for selecting the board chairman, the Rubicon Project board reached a consensus that they would support the selection of the board chairman for the combined company under an arrangement in which the chairman would be elected by the full combined company board of directors from among its directors, with his or her nomination for election as chairman subject to approval by each company’s designated directors.  The Rubicon Project board expressed support for the parties’ preliminary understanding that Mr. Barrett would serve as chief executive officer of the combined company, with a specific management role for Mr. Zagorski to be defined, and expressed support for entering into incentive arrangements at the right time with key members of the Telaria management team.

In the afternoon on the same day, Mr. Barrett had a call with Mr. Zagorski to discuss the overall status of the parties’ negotiations.  Mr. Zagorski advised Mr. Barrett that Telaria remained highly interested in a potential transaction and that it would complete its market check in the coming days. He suggested to Mr. Barrett that Telaria would complete its due diligence efforts with respect to Rubicon Project’s business over the weekend.  Mr. Barrett and Mr. Caine also corresponded that same day with respect to the status of discussions.

Also in the afternoon of the same day, Mr. Frankenberg had a call with Mr. Caine to communicate the Rubicon Project board’s position on the proposed composition of the combined company board of directors, the process for selection of a board chairman and its perspectives on senior leadership of the combined company.  Mr. Caine reiterated to Mr. Frankenberg that the Telaria board was supportive of a board structure in which Mr. Barrett as chief executive officer would serve on the board of directors of the combined company and each of Rubicon Project and Telaria would select four director designees. Mr. Caine requested an opportunity to meet with Mr. Barrett after the weekend to talk through the remaining governance and senior leadership issues.

On the same day, in accordance with Rubicon Project’s and Telaria’s instructions, representatives of LUMA had a call with representatives of RBC Capital Markets to convey the Rubicon Project board’s proposal of an exchange ratio of 1.06 shares of Rubicon Project common stock for each outstanding share of Telaria common stock, which reflected a ten-day weighted average exchange ratio for the trading period through December 12, 2019.  On a separate call later that same day, as instructed by Telaria, representatives of RBC Capital Markets relayed Telaria’s proposal of an exchange ratio of 1.082 shares of Rubicon Project common stock for each outstanding share of Telaria common stock, which reflected the one-day spot exchange ratio based on the closing trading prices for the companies’ shares on December 13, 2019. Representatives of LUMA and RBC Capital Markets had additional calls throughout the day, in accordance with Rubicon Project’s and Telaria’s instructions, on prospective timing and confirmed that the parties’ proposals with respect to the exchange ratio in the merger remained unchanged, with Rubicon Project proposing 1.06 shares of Rubicon Project common stock for each outstanding share of Telaria common stock, and Telaria proposing 1.082 shares of Rubicon Project common stock for each outstanding share of Telaria common stock.

On December 14, 2019, Mr. Frankenberg and Mr. Caine had a series of phone calls to discuss the ongoing process among the parties to complete due diligence and the negotiation of definitive agreements, including the merger agreement. During those calls, they confirmed that both parties supported a nine-person board of directors, with Mr. Barrett as chief executive officer serving on the board and with four board designees from each of Rubicon Project and Telaria.  During the calls, Mr. Caine also reiterated the importance to the Telaria board that Mr. Zagorski and three other members of Telaria senior leadership team have meaningful management roles in the combined company given their perceived value to the business.

On December 15, 2019, representatives of Cooley provided to representatives of Gibson Dunn Telaria’s proposed changes to the draft merger agreement.

On the same day, representatives of Gibson Dunn delivered to representatives of Cooley Rubicon Project’s proposed draft form of voting agreement to be executed and delivered by the directors and certain executive officers of each company. Representatives of Cooley and Gibson Dunn finalized the draft of the form of voting agreement over the next two days.

On December 16, 2019, Mr. Barrett and Mr. Caine met in person to discuss the status of negotiations and the potential organizational structure of the combined company.  Mr. Caine confirmed that Telaria would be supportive of Mr. Barrett serving as chief executive officer of the combined company as part of an integrated agreement on governance and senior leadership. Mr. Caine also reiterated that the Telaria board was supportive of a nine-person board of directors for the combined company, with Mr. Barrett as chief executive officer serving on the board, and with each of the Rubicon Project and Telaria boards designating four board members for the combined company from among their respective members.

Later that day, the Telaria board, members of Telaria senior management and representatives of RBC Capital Markets had a call to discuss the status of the negotiations with Rubicon Project, governance and senior leadership matters and Telaria’s due diligence. Mr. Zagorski provided an update on the key remaining open issues and the timeline for signing definitive transaction documents with Rubicon Project and members of Telaria management informed the Telaria board of management’s updated estimate of total revenue for calendar year 2019, as further described in the section of this joint proxy statement/prospectus entitled “—Certain Unaudited Prospective Financial Information Prepared by Telaria or Used at Telaria’s Direction.” RBC Capital Markets provided an update on the pre-signing market check, noting that no indications of interest were received from third parties on the timeline that had been established by the Telaria board for the process and that two third parties indicated that they may have interest, but would be unable to discuss a potential transaction until early 2020.  The Telaria board approved sharing the updated estimate of Telaria total revenue for calendar year 2019 with Rubicon Project and determined that it would be advisable to move forward with the transaction with Rubicon Project in light of the timing and uncertain nature of any potential discussions that might occur with the two third parties and the Telaria board’s belief that further delay may have an adverse effect on the negotiations with Rubicon Project. Aaron Saltz, General Counsel of Telaria, then provided an update to the Telaria board on the status of the merger agreement and noted that legal due diligence was substantially complete.

On the evening of December 16, 2019, Mr. Frankenberg had a call with Mr. Caine to discuss the status of negotiations and the remaining outstanding governance and senior leadership issues. They also discussed the process and proposed timeline for reaching resolution on outstanding issues.

Also, on December 16, 2019, representatives of Gibson Dunn delivered to representatives of Cooley a revised draft of the merger agreement, and representatives of Gibson Dunn and Cooley had a call to discuss the remaining open issues in the merger agreement as reflected in Gibson Dunn’s revised draft.

On December 17, 2019, the Telaria board had a call, with members of Telaria senior management and representatives of RBC Capital Markets also present, to discuss the exchange ratio and unresolved governance and senior leadership matters, the progress of the transaction, remaining due diligence items and the terms of the merger agreement.  Members of Telaria senior management also reviewed with the Telaria board certain financial and operating information for each of the two companies, as well as for the pro forma combined company, together with information regarding prior stock price performance of each of the two companies. Also at this meeting, RBC Capital Markets provided the Telaria board with RBC Capital Markets’ preliminary financial analysis of the proposed exchange ratio in connection with the transaction. The Telaria board discussed the potential advantages and risks to Telaria and its stockholders of the proposed strategic combination, and asked Telaria senior management a number of questions about the proposed benefits of the transaction, about potential regulatory or other risks attendant to a potential transaction, and the terms of the definitive documentation, including the proposed form of voting agreements.  The Telaria board also discussed the outstanding governance matters and provided their views on a range of governance matters relating to the combined company.  Following this conversation, the Telaria board authorized Mr. Caine to finalize negotiations with Rubicon Project with respect to the open financial and governance matters, with input from the members of the Telaria board as he deemed necessary or advisable from time to time.

On the same day, the Rubicon Project board met, with representatives of Rubicon Project management, Gibson Dunn, LUMA and Needham & Company present, to discuss the status of the transaction. Representatives of Rubicon Project management reported on Telaria’s updated estimate of total revenue for calendar year 2019, which had been provided by representatives of Telaria the previous day and is described in “—Certain Unaudited Prospective Financial Information Prepared by Telaria or Used at Telaria’s Direction,” and the Rubicon Project board discussed the implications for the combined company of Telaria’s forecasted calendar year 2019 results. Representatives of Rubicon Project management discussed Telaria’s updated 2019 revenue estimate, and noted that Telaria’s prior estimates with respect to forecasted Adjusted EBITDA for 2019 and forecasted revenue and Adjusted EBITDA for 2020 through 2023 remained unchanged. Representatives of LUMA reported data on hypothetical exchange ratios that might apply in the proposed merger based on current trading prices for Rubicon Project and Telaria common stock and average trading prices over various periods.  Representatives of LUMA reported that the exchange ratio would be 1.06 shares of Rubicon Project common stock for each outstanding share of Telaria common stock if the exchange ratio were based on ten-day weighted trading averages for the companies’ shares and, based on recent price movement, the “spot” exchange ratio would be 1.12 shares of Rubicon Project common stock for each outstanding share of Telaria common stock if the exchange ratio were based on the closing prices for the companies’ shares on the date of the board meeting. LUMA also noted that an exchange ratio based upon the closing prices for the companies’ shares on December 13, 2019 would be 1.082 shares of Rubicon Project common stock for each outstanding share of Telaria common stock.  After further discussion of potential exchange ratios, representatives of Gibson Dunn provided the Rubicon Project board a summary of the key merger agreement and voting agreement terms and described the remaining open issues.  The Rubicon Project board discussed the merger agreement issues and leadership and governance issues that remained outstanding, and representatives of management provided an update on certain due diligence issues.

At the December 17th meeting of the Rubicon Project board, representatives of Needham & Company provided Needham & Company’s preliminary financial analyses with respect to the exchange ratios proposed by Telaria and Rubicon Project for the proposed merger. The Rubicon Project board discussed the perspective that, despite any short-term fluctuations in revenue and earnings that Telaria may experience, the long-term strategic rationale for the combination of the two companies remained sound for the reasons that had previously been discussed at length by the Rubicon Project board. After further discussion, the Rubicon Project board reached a consensus in support of an exchange ratio of 1.082 shares of Rubicon Project common stock for each outstanding share of Telaria common stock, which would result in the holders of Telaria common stock owning 47.1% of the combined company on a fully diluted basis and reflected a compromise between the exchange ratio that Rubicon Project had proposed to Telaria and the spot exchange ratio that would have been 1.12 shares of Rubicon Project common stock for each outstanding share of Telaria common stock based upon the closing prices for the companies’ shares on December 17, 2019.  The Rubicon Project board also discussed the unresolved items relating to the key terms of the transaction and directed senior management to negotiate a final agreement along the parameters discussed by the Rubicon Project board.

On the evening of December 17, 2019, Mr. Frankenberg conveyed to Mr. Caine the proposal from the Rubicon Project board to address the remaining key transaction terms, and Mr. Caine stated that he would provide a response the following day based on feedback from the Telaria board. In addition, on the evening of December 17, 2019, representatives of Cooley sent a revised draft of the merger agreement to representatives of Gibson Dunn.

On the evening of December 17, 2019 and morning of December 18, 2019, Mr. Caine spoke to members of the Telaria board with respect to the latest proposal conveyed by Mr. Frankenberg. The Telaria board agreed that Mr. Caine should respond with an integrated proposal to Rubicon Project, as outlined below. During the course of these conversations, it was determined that the compensation committee of the Telaria board should consider an appropriate compensation package for Mr. Zagorski in light of the potential resolutions on governance matters.

On the morning of December 18, 2019, Mr. Caine spoke to Mr. Frankenberg by phone and conveyed Telaria’s response to the proposal that had been presented by Mr. Frankenberg the prior evening. Mr. Caine advised Mr. Frankenberg that Telaria would accept an exchange ratio of 1.082 shares of Rubicon Project common stock for each outstanding share of Telaria common stock and would continue to support the proposed nine-person board construct with four directors appointed from each party and Mr. Barrett serving as a director as well, but stated that Telaria’s acceptance of the exchange ratio and the proposed composition of the board was conditioned upon Rubicon Project accepting that the initial non-executive chairman of the combined company board of directors would be designated by the Telaria board and that Mr. Zagorski would be appointed as the president and chief operating officer of the combined company, reporting to the chief executive officer, with responsibility for managing the combined company’s CTV business and overseeing certain integration issues.  He also proposed roles in the combined company for three other senior managers of Telaria, two of whom would have roles within the combined company’s CTV business and one of whom would be named general counsel of the combined company, to continue to ensure a smooth integration and continued operation of the combined business. Mr. Caine also advised Mr. Frankenberg that the Telaria board determined that it was critical that the parties agree to an appropriate post-closing compensation arrangement for Mr. Zagorski in order to retain his services.

Also on December 18, 2019, Mr. Caine, the members of the compensation committee of the Telaria board and Mr. Zagorski discussed certain compensation arrangements for Mr. Zagorski. Following such discussion, the compensation committee approved the compensation package proposal and authorized Mr. Caine to share such proposal with Rubicon Project.  See “—Interests of Telaria’s Directors and Executive Officers in the Merger—New Employment Arrangements with Mark Zagorski.”

On the afternoon of the same day, the Rubicon Project board met, with representatives of Rubicon Project management, Gibson Dunn, LUMA and Needham & Company present, for the purpose of discussing the proposed terms of the transaction with Telaria and the state of negotiations. Mr. Barrett and Mr. Frankenberg summarized the proposal Mr. Frankenberg had provided to Telaria based on the Rubicon Project board’s discussion the previous day and the counter proposal Mr. Frankenberg received from Mr. Caine. The Rubicon Project board engaged in extended discussion with respect to board governance and senior leadership for the combined company. Representatives of Gibson Dunn summarized for the Rubicon Project board the few remaining open issues in the merger agreement, and representatives of Gibson Dunn again reviewed with the Rubicon Project board its fiduciary duties in connection with its consideration of the proposed transaction. Representatives of Rubicon Project management provided an update on the final remaining due diligence issues under consideration. Representatives of Rubicon Project management and the Rubicon Project board discussed Telaria’s financial forecast and management’s perspective that the Telaria updated 2019 revenue estimate did not impact Telaria’s forecasted results of operations in future periods, upon which certain of Needham & Company’s financial analyses were based. Representatives of Needham & Company then presented financial analyses with respect the proposed exchange ratio of 1.082 shares of Rubicon Project common stock for each outstanding share of Telaria common stock. There followed further discussion of the governance and senior leadership issues that remained outstanding. After discussion, a consensus was reached that, based on the perceived long-term strategic value of the combination as had been discussed at length by the

Rubicon Project board at numerous prior meetings, the Rubicon Project board would support entering into the merger agreement at an exchange ratio of 1.082 shares of Rubicon Project common stock for each outstanding share of Telaria common stock and would accept the proposals Mr. Caine had communicated to Mr. Frankenberg with respect to the non-executive chairman of the combined company board of directors and certain senior leadership issues. The Rubicon Project board gave discretion to management to negotiate proposed compensation terms that the Telaria board or compensation committee might propose for Mr. Zagorski with respect to his new role at the combined company. At the conclusion of this discussion, representatives of Needham & Company delivered Needham & Company’s oral opinion to the Rubicon Project board, which was confirmed by delivery of a written opinion dated December 18, 2019, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in the written opinion, the exchange ratio of 1.082 shares of Rubicon Project common stock for each outstanding share of Telaria common stock pursuant to the merger agreement was fair to Rubicon Project from a financial point of view. After further discussion, the Rubicon Project board unanimously (1) approved the merger agreement and the transactions contemplated by the merger agreement, upon the terms and subject to the conditions set forth in the merger agreement, subject to the inclusion of language to address the remaining open issues that had been discussed by the board; (2) approved the voting agreement; (3) determined that the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, Rubicon Project and its stockholders; (4) declared that the merger agreement and the voting agreements are advisable; (5) directed the issuance of shares in connection with the merger be submitted to the Rubicon Project stockholders at the Rubicon Project special meeting; and (6) recommended that Rubicon Project stockholders approve the issuance of shares in connection with the merger.

Also on the same day, the Telaria board met, with representatives of Telaria management, Cooley and RBC Capital Markets present, for the purpose of reviewing the final terms of the proposed merger agreement. At this meeting, representatives of Cooley reviewed the resolution of the remaining issues in the merger agreement and the voting agreements and provided a summary of the key terms of each, and reviewed with the Telaria board its fiduciary duties in connection with the proposed transaction. The Telaria board then discussed the proposed governance arrangements, including the senior leadership of the combined company, and discussed the strategic rationale for the transaction. See “—Reasons for the Merger.” Also at this meeting and at the request of the Telaria board, RBC Capital Markets reviewed its financial analysis of the exchange ratio with the Telaria board and rendered an oral opinion, confirmed by delivery of a written opinion dated December 18, 2019, to the Telaria board to the effect that, as of that date and based on and subject to the procedures followed, assumptions made, factors considered and qualifications and limitations described in the opinion, the exchange ratio provided for pursuant to the merger agreement was fair, from a financial point of view, to holders of Telaria common stock (other than, as applicable, Rubicon Project, Merger Sub and their respective affiliates). After further discussion, the Telaria board unanimously (1) approved the merger agreement and the transactions contemplated by the merger agreement; (2) approved the voting agreements; (3) determined that the entry into the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable, fair to, and in the best interests of, Telaria and its stockholders; (4) directed the merger agreement to be submitted to Telaria stockholders for adoption at the Telaria stockholder meeting; and (5) recommended that Telaria stockholders adopt the merger agreement on the terms set forth therein and approve the transactions contemplated by the merger agreement. In addition, the Telaria board unanimously determined that Paul Caine should serve as the non-executive chairman of the board of directors of the combined company.

Also on December 18, 2019, representatives of Gibson Dunn and Cooley finalized the terms of the merger agreement consistent with the directives of the Rubicon Project and Telaria boards, and Mr. Zagorski and Rubicon Project management finalized an outline of the key terms of his post-closing compensation arrangements, consistent with the arrangements approved by the compensation committee of the Telaria board, which arrangements are described in this joint proxy statement/prospectus entitled “—Interests of Telaria’s Directors and Executive Officers in the Merger—New Employment Arrangements with Mark Zagorski.”

On the morning of December 19, 2019, the parties executed the merger agreement and the voting agreements, issued a joint press release announcing entry into the merger agreement and held a joint conference call to discuss the merger.

Reasons for the Merger

Overview

The boards and management teams of both Rubicon Project and Telaria believe that the proposed merger represents the best strategic alternative for delivering increased value to our respective stockholders.

In evaluating the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the issuance of shares of Rubicon Project common stock in the merger, the Rubicon Project board consulted with Rubicon Project’s senior management and legal and financial advisors, and the Telaria board consulted with Telaria’s senior management and legal and financial advisors.

In reaching the decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, Rubicon Project’s and Telaria’s respective boards of directors each considered the following anticipated strategic and financial benefits of the merger:

•Opportunity to Create the World’s Largest Independent Sell-Side Advertising Platform: The platforms and the service offerings of Rubicon Project and Telaria are complementary. Rubicon Project operates a leading high volume, low cost advertising exchange for publishers to monetize their desktop display, video, audio and mobile advertising inventory, but it does not yet have a meaningful CTV platform or solution. Telaria operates a leading sell-side video monetization platform built specifically for CTV, with strong research and development capabilities, differentiated technology and premium partner relationships, but it lacks the scale and exchange expertise of Rubicon Project and does not offer desktop display or audio advertising solutions. The combination of Rubicon Project’s programmatic scale and expertise with Telaria’s leadership in CTV technology and premium CTV partnerships will create the world’s largest independent sell-side advertising platform.

oBetter Solutions Opportunities for Publishers Worldwide: Together, Rubicon Project and Telaria will offer a comprehensive set of solutions that will enable publishers to manage and monetize their advertising inventory across all auction types and formats including CTV, desktop display, video, audio, and mobile. The combined company will offer publishers a transparent alternative that supports the open internet and provides essential tools and controls to manage their advertising businesses and protect their brand.

oAn Essential Omnichannel Partner for Buyers: The combination of Rubicon Project and Telaria will create an essential omnichannel partner for buyers to reach their target audiences, across all formats and devices, anywhere in the world. The result is expected to be an optimized supply path across CTV, desktop display, video, audio, and mobile, committed to exceptional client service, industry-leading transparency, robust support for identity solutions and brand-safe premium inventory.

•Positioned to Capture the Growing CTV Opportunity: CTV is the fastest-growing digital medium, and an increasing amount of CTV viewing is ad-supported. CTV offers advertisers the premium environment of television and the enhanced optimization and real-time data capabilities of digital media. As with all digital media, CTV advertising is poised to be transacted almost entirely programmatically in the near future. Driven by Telaria’s leading market position and technology expertise, the combination of the two companies will provide additional engineering and sales resources, a broader geographic footprint and deeper financial assets to capitalize on the CTV opportunity—to the benefit of customers and in support of a thriving open internet.

•Complementary Geographic Footprints. Rubicon Project and Telaria have complementary domestic and international footprints with combined strengths across the Americas, EMEA and APAC. Together, the global company will have offices in 11 countries, with strong technology and operations based in Los Angeles, New York and Silicon Valley. Rubicon Project and Telaria believe this combined geographic reach will give the combined company an ability to better serve its global demand partners and increased share of advertising inventory around the world.

•Stronger Combined Financial Profile. The combined company will have diversified revenue streams, substantial Adjusted EBITDA and a strong balance sheet with approximately $150 million in cash and no debt based on September 30, 2019 balances. Rubicon Project and Telaria also expect that the combined company will have substantial operating leverage resulting in attractive Adjusted EBITDA margins. Rubicon Project and Telaria expect that this stronger financial position will improve the combined company’s ability to support research and development strategies; to implement supply path optimization, or SPO, initiatives; to respond more quickly and effectively to customer needs, technological change, increased competition and shifting market demands; and to pursue strategic growth opportunities in the future, including through acquisitions. See the section of this joint proxy statement/prospectus entitled “Selected Unaudited Pro Forma Condensed Combined Financial Information.”

•Accelerated Innovation. Rubicon Project and Telaria expect that their complementary research and development resources will enable the combined company to continue to advance SPO across all platforms and formats in order to improve overall advertising performance, while developing differentiated technology that addresses the unique requirements of CTV publishers. The combined company will be able to eliminate the duplication of technical development efforts that otherwise would have been undertaken separately by the two companies and accelerate the pace of platform development.

•Marketing Scale. Rubicon Project and Telaria believe the larger sales organization, greater marketing resources and financial strength of the combined company will lead to improved opportunities for marketing the combined company’s platform offerings. The combination is expected to contribute to increased customer confidence as the combined company will have significantly greater scale, financial resources and breadth of offerings. In addition, Rubicon Project and Telaria believe their non-overlapping offerings represent a significant cross selling opportunity into Rubicon Project’s and Telaria’s combined customer base.

•Synergies. The combined company is expected to realize annual cost synergies after completing the merger due to increased operating efficiencies and leveraging economies of scale, including expected annual run rate cost synergies of approximately $15-20 million. Rubicon Project and Telaria expect the combined company to achieve cost synergies from the consolidation and reduction of areas of overlap in operating and other expenses, including consolidation of offices, sales and marketing expenses, and backoffice support function, leverage in certain vendor pricing giving increased scale, and reductions in expenses from maintaining two separate public companies. The combined company is also expected to realize revenue synergies over time as a result of the combined company’s broader platform offerings, greater marketing strength on a combined basis and the potential cross-marketing opportunities to current customers of Rubicon Project and Telaria. The strongest identified revenue synergy will be in the area of web video on mobile and desktop. See the section of this joint proxy statement/prospectus entitled “—Certain Estimated Synergies.”

•Competitive Strength. The combination enhances the combined company’s ability to compete with the largest players in the advertising technology ecosystem, such as Google, Facebook, and Amazon, who operate platforms serving both their proprietary advertising inventory and third-party inventory, and independent sell-side platforms that do not have the full suite of omnichannel offerings (CTV, desktop display, video, audio and mobile) that the combined company will offer. Rubicon Project and Telaria believe the combined company will also have the ability to better utilize its scale to address the consolidation of industry purchasing and the market strength of leading demand-side platforms.

•Combining Similar Cultures: Combined, Rubicon Project and Telaria will have more than 600 employees and contractors in 19 cities. Both companies are proud of their strong, employee-centric, client-focused corporate cultures. Rubicon Project and Telaria each recognize its employees are the most significant contributors to its success, and will work to preserve and enhance that commitment as a combined entity.

•Stock-for-Stock Transaction with Fixed Exchange Ratio. The merger consideration is based on a fixed exchange ratio, which provides certainty as to the number of shares of Rubicon Project common stock that will be issued to Telaria stockholders.

There can be no assurance that the anticipated strategic and financial benefits of the merger will be achieved, including that the anticipated synergies resulting from the merger will be achieved and/or reflected in the trading price of Rubicon Project common stock following the completion of the merger.

Rubicon Project’s Reasons for the Merger

Additional factors that the Rubicon Project board considered in reaching its determination included, but were not limited to, the following:

•current and historical information concerning Rubicon Project’s and Telaria’s respective businesses, prospects, financial performance and condition, operations, technology, product and service offerings, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter for each company filed with the SEC;

•the complementary nature of Rubicon Project’s and Telaria’s offerings and potential for expansion in markets in which Rubicon Project does not have a large presence;

•the need for Rubicon Project to develop additional CTV capabilities, either by building those capabilities itself or acquiring those capabilities, and the prospect that the merger will bring those capabilities to Rubicon Project on a much faster timeline than other alternatives;

•its understanding of the current and prospective environment in which Rubicon Project and Telaria operate, the competitive environment for companies in the advertising technology market generally, and the likely effect of these factors on Rubicon Project, both with and without the completion of the proposed merger;

•management’s view of the financial condition, results of operations, businesses and prospects of Rubicon Project and Telaria before and after giving effect to the merger;

•the potentially significant accelerated or incremental long-term revenue opportunities expected to be generated from combining the technological capabilities of both companies;

•current financial market conditions and historical market prices, volatility and trading information with respect to the common stock of Rubicon Project and the common stock of Telaria and the potential that the stock of the combined company, with its larger market capitalization and float, may attract broader institutional investment interest and enable the combined company to pursue additional opportunities as a result;

•the potential for Rubicon Project stockholders to realize an increase in share value to the extent that the trading multiples applicable to the stock of the combined company reflect to some degree the higher trading multiples that have applied to Telaria common stock as compared to Rubicon Project common stock on a standalone basis;

•the opportunity that Rubicon Project stockholders will have to participate in the future performance of the combined company, including the revenue and cost synergies realized as a result of the combination, that may be reflected in the value of the common stock of the combined company because following completion of the merger, pre-merger holders of Rubicon Project common stock will own approximately 52.9% of the common stock of the combined company on a fully diluted basis;

•management’s view of the prospects of Rubicon Project as an independent company, which does not have its own media properties that compete for advertising spending with Rubicon Project’s publisher clients, and the enhanced ability generally for Rubicon Project to compete in the rapidly changing advertising technology ecosystem with greater scale and the breadth of product offerings made available by the merger;

•the belief that Rubicon Project’s senior management team, combined with members of the Telaria senior management team who are continuing with the combined company, are highly skilled and capable of managing the combined company and achieving the long-term value being sought by Rubicon Project stockholders and Telaria stockholders;

•the Rubicon Project board’s consideration, with the assistance of Rubicon Project’s management and legal counsel and LUMA, of various strategic alternatives available to Rubicon Project, including remaining an independent company, and its conclusion that the merger presents a more favorable opportunity for Rubicon Project stockholders than remaining an independent company or pursuing other potential strategic alternatives;

•the Rubicon Project board’s conclusion, after consultation with Rubicon Project’s legal advisors, that the provisions of the merger agreement that provide for the Rubicon Project’s board ability to respond to alternative transaction proposals and change its recommendation to Rubicon Project stockholders to vote in favor of the adoption of the merger agreement are customary and reasonable for transactions of this type;

•the fact that the issuance of shares of Rubicon Project common stock pursuant to the merger agreement is subject to approval of the Rubicon Project stockholders;

•the belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;

•its review and discussions with Rubicon Project management concerning the due diligence investigation of Telaria, including its review of Telaria’s financial condition, results of operation, market areas, growth potential, technology and intellectual property;

•the oral opinion of Needham & Company, which it subsequently confirmed in writing, rendered to the Rubicon Project board that, as of December 18, 2019 and based upon and subject to the assumptions and other matters described in the written opinion, the exchange ratio pursuant to the merger agreement was fair to Rubicon Project from a financial point of view, as more fully described below under “—Opinion of Rubicon Project’s Financial Advisor”;

•the ability and likelihood of Rubicon Project and Telaria to complete the merger, including their ability to obtain necessary stockholder and regulatory approvals;

•the financial and other terms of the merger agreement, expected tax treatment, the prohibitions on Rubicon Project’s and Telaria’s ability to seek alternative acquisition proposals, the termination provisions, and restrictions on the conduct of each of Rubicon Project’s and Telaria’s business between the date of the merger agreement and the date of completion of the merger, each of which it reviewed with outside legal advisors;

•the governance terms in the merger agreement providing that, among other things:

othe board of directors will include at least seven of nine independent directors;

othe board of directors of the combined company will include four directors of Rubicon Project as of immediately prior to the completion of the merger, four directors of Telaria as of immediately prior to the completion of the merger and the chief executive officer of Rubicon Project as of immediately prior to the completion of the merger; and

othe belief of the Rubicon Project board that the above-described arrangements will reasonably assure the continuity of the management and oversight of the combined company following the completion of the merger and facilitate a strong management team drawn from both Rubicon Project and Telaria;

•the ability of Rubicon Project to seek specific performance of Telaria’s obligations under the merger agreement; and

•the requirement that Telaria pay Rubicon Project a termination fee of $13.7 million in certain circumstances if the merger agreement is terminated, as more fully described in the section entitled “The Merger Agreement—Expenses and Termination Fees”.

The Rubicon Project board also considered potential risks relating to the merger and other transactions contemplated by the merger agreement, including the following:

•the dilution that Rubicon Project will experience, before taking into account synergies expected to be realized in the merger, with respect to revenue per share and adjusted EBITDA per share;

•Rubicon Project management’s attention and Rubicon Project’s resources may be diverted from the operation of Rubicon Project’s business and other strategic opportunities and towards the completion of the merger;

•the difficulty in integrating the businesses, assets, workforces and operations of Rubicon Project and Telaria and the risk that the anticipated benefits and synergies expected from the merger might not be fully realized;

•the risk of disruption in the integration of Telaria’s operations, sales infrastructure and research and development activities with those of Rubicon Project;

•the risk that despite the efforts of the combined company, key technical and management personnel might not remain employed by the combined company;

•the risk that the cultures of the two companies may not be as similar as anticipated;

•the risk that because the exchange ratio is fixed, the value of the common stock to be issued by Rubicon Project in connection with the merger could fluctuate and increase between the original signing of the merger agreement and the completion of the transactions contemplated by the merger agreement;

•the risk that the combination with Telaria might not be completed in a timely manner or at all and the attendant adverse consequences for Rubicon Project’s and Telaria’s respective businesses as a result of the pendency of the combination and operational disruption, including the restrictions on the conduct of Rubicon Project’s and Telaria’s businesses prior to the completion of the proposed merger, which may delay or prevent Rubicon Project or Telaria from undertaking business opportunities that may arise which could be beneficial to the longer term prospects of Rubicon Project as a stand-alone entity or of the combined company following the completion of the merger;

•the substantial costs that Rubicon Project will incur in connection with the merger and other transactions contemplated by the merger agreement, even if they are not consummated, as more fully described in the section entitled “The Merger Agreement—Expenses and Termination Fees”;

•the possibility that the $13.7 million termination fee payable by Telaria in certain circumstances may not fully compensate Rubicon Project for the harm it would suffer if the merger agreement is terminated and the merger does not occur;

•the fact that the merger restricts Rubicon Project from soliciting alternative transactions and limits its ability to participate in discussions with third parties interested in making an alternative transaction proposal, as more fully described in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation of Alternative Transactions”;

•the provisions of the merger agreement that would prevent Rubicon Project from terminating the merger agreement in favor of a competing, more favorable alternative transaction if a proposal for such a transaction were to be made, as more fully described in the sections entitled “The Merger Agreement—Covenants and Agreements—No Solicitation of Alternative Transactions” and “The Merger Agreement—Termination”;

•the fact that the $16 million termination fee to be paid to Telaria under the circumstances specified in the merger agreement may discourage other parties that might otherwise have an interest in acquiring Rubicon Project;

•the risk that Rubicon Project’s and Telaria’s value as a combined company will be less than the sum of each independent company; and

•the risk that either Rubicon Project stockholders fail to approve the issuance of the shares of Rubicon Project common stock in connection with the merger or that Telaria stockholders fail to adopt the merger agreement and approve the transactions contemplated by the merger agreement.

The foregoing discussion of the factors considered by the Rubicon Project board is not intended to be exhaustive, but, rather, includes the material factors considered by the Rubicon Project board. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the issuance of shares of Rubicon Project common stock in the merger, the Rubicon Project board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Rubicon Project board considered all these factors as a whole, including discussions with Rubicon Project management and legal and financial advisors, and, overall, considered the factors to be favorable to, and to support, its determination.

Recommendation of the Rubicon Project Board

At a meeting held on December 18, 2019, among other things, the Rubicon Project board unanimously:

•determined that the merger agreement, the merger and all other transactions, ancillary agreements, documents and other instruments identified in and contemplated by the merger agreement are advisable, fair to and in the best interests of Rubicon Project and its stockholders;

•approved the merger agreement and authorized and directed the officers of Rubicon Project to execute and deliver the merger agreement for and on behalf of Rubicon Project;

•authorized and directed the officers of Rubicon Project, for and on behalf of Rubicon Project, to take all actions appropriate or necessary for Rubicon Project to carry out and perform under the merger agreement and to consummate the other transactions contemplated by the merger agreement; and

•resolved to recommend that the stockholders of Rubicon Project approve and vote in favor of the proposal of the issuance of Rubicon Project common stock in the merger pursuant to the terms of the merger agreement.

In considering the recommendation of the Rubicon Project board with respect to the proposal of the issuance of Rubicon Project common stock in the merger pursuant to the terms of the merger agreement, you should be aware that some of Rubicon Project’s directors and executive officers may have interests in the merger that are different from, or in addition to, yours. The Rubicon Project board was aware of and considered these interests, among other matters, in evaluating the merger agreement and the transactions contemplated by the merger agreement, and in recommending that the Rubicon Project share issuance proposal be approved by Rubicon Project stockholders. See the section entitled “—Interests of Rubicon Project’s Directors and Executive Officers in the Merger” beginning on page 93 of this joint proxy statement/prospectus.

Accordingly, the Rubicon Project board unanimously recommends that Rubicon Project stockholders vote “FOR” the Rubicon Project share issuance proposal.

Telaria’s Reasons for the Merger

Additional factors that the Telaria board considered in reaching its determination included, but were not limited to, the following:

•current and historical information concerning Telaria’s and Rubicon Project’s respective businesses, prospects, financial performance and condition, operations, technology, product and service offerings, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter for each company filed with the SEC;

•the complementary nature of Telaria’s and Rubicon Project’s offerings and potential for expansion in markets in which Telaria does not have a large presence;

•its understanding of the current and prospective environment in which Telaria and Rubicon Project operate, the competitive environment for companies in the advertising technology market generally, and the likely effect of these factors on Telaria, both with and without the completion of the proposed merger;

•management’s view of the financial condition, results of operations, businesses and prospects of Telaria and Rubicon Project before and after giving effect to the merger;

•the potentially significant accelerated or incremental long-term revenue opportunities expected to be generated from combining the technological capabilities of both companies;

•current financial market conditions and historical market prices, volatility and trading information with respect to the common stock of Telaria and the common stock of Rubicon Project and the potential that the stock of the combined company, with its larger market capitalization and float, may attract broader institutional investment interest and enable the combined company to pursue additional opportunities as a result;

•the opportunity that Telaria stockholders will have to participate in the future performance of the combined company, including the revenue and cost synergies realized as a result of the combination, that may be reflected in the value of the common stock of the combined company because, based on the number of shares of Rubicon Project common stock and Telaria common stock outstanding and reserved for issuance as of the signing of the merger agreement, we estimate that, following completion of the merger, former holders of Telaria common stock will own approximately 47.1% of the common stock of the combined company on a fully diluted basis;

•the expected tax-free treatment of the merger for U.S. federal income tax purposes to Telaria stockholders, as more fully described in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger”;

•the Telaria board’s consideration, with the assistance of Telaria’s management and legal counsel, of potential strategic alternatives available to Telaria, including remaining an independent company, and the Telaria board’s conclusion that the merger presents a more favorable opportunity for Telaria stockholders than remaining an independent company or pursuing other potential strategic alternatives;

•the Telaria board’s conclusion, after consultation with Telaria’s legal advisors, that the provisions of the merger agreement that provide for the Telaria’s board ability to respond to alternative transaction proposals and change its recommendation to Telaria stockholders to vote in favor of the adoption of the merger agreement are customary and reasonable for transactions of this type;

•the fact that the merger is subject to approval of the Telaria stockholders;

•its review and discussions with Telaria management concerning the due diligence investigation of Rubicon Project, including its review of Rubicon Project’s financial condition, results of operation, market areas, growth potential, technology and intellectual property;

•the opinion, dated December 18, 2019, of RBC Capital Markets to the Telaria board as to the fairness, from a financial point of view and as of such date, of the exchange ratio provided for pursuant to the merger agreement, which opinion was based on and subject to the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken as more fully described as more fully described below under “—Opinion of Telaria’s Financial Advisor”;

•the ability and likelihood of Telaria and Rubicon Project to complete the merger, including their ability to obtain necessary stockholder and regulatory approvals;

•the requirement that Rubicon Project pay Telaria a termination fee of $16 million in certain circumstances if the merger agreement is terminated, as more fully described in the section entitled “The Merger Agreement—Expenses and Termination Fees”;

•the belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;

•the ability of Telaria to seek specific performance of Rubicon Project’s obligations under the merger agreement; and

•the governance terms in the merger agreement providing that, among other things:

othe board of directors will include at least seven of nine independent directors;

othe board of directors of the combined company will include four directors of Rubicon Project as of immediately prior to the completion of the merger, four directors of Telaria as of immediately prior to the completion of the merger and the chief executive officer of Rubicon Project as of immediately prior to the completion of the merger;

othe chairman of the Telaria board, Paul Caine, will serve as non-executive chairman of the board of the combined company;

othe chief executive officer of Telaria, Mark Zagorski, will serve as president and chief operating officer of the combined company, reporting to the chief executive officer, and will be responsible in such capacity for overseeing the combined company’s CTV business unit and certain aspects relating to the integration of Telaria’s and Rubicon Project’s respective businesses; and

othe belief of the Telaria board that the above-described arrangements will reasonably assure the continuity of the management and oversight of the combined company following the completion of the merger and facilitate a strong management team drawn from both Rubicon Project and Telaria.

The Telaria board also considered potential risks relating to the merger and other transactions contemplated by the merger agreement, including the following:

•the risk that because the exchange ratio is fixed, the Telaria stockholders could be adversely affected if the trading price of the Rubicon Project common stock to be issued by Rubicon Project in connection with the merger decreases between the date of the signing of the merger agreement and the completion of the merger and the fact that the merger agreement does not provide Telaria with a price-based termination right or other similar protection;

•Telaria’s management’s attention and Telaria’s resources may be diverted from the operation of Telaria’s business and other strategic opportunities and towards the completion of the merger;

•the difficulty in integrating the businesses, assets, workforces and operations of Telaria and Rubicon Project and the risk that the anticipated benefits and synergies expected from the merger might not be fully realized;

•the risk of customer, supplier, management, research and development activities and employee disruption associated with the merger and integration of the operations of the companies;

•the risk that despite the efforts of the combined company, key technical and management personnel might not remain employed by the combined company;

•the risk that the cultures of the two companies may not be as similar as anticipated;

•the risk that the combination with Rubicon Project might not be completed in a timely manner or at all and the attendant adverse consequences for Telaria’s and Rubicon Project’s respective businesses as a result of the pendency of the combination and operational disruption, including the restrictions on the conduct of Telaria’s and Rubicon Project’s businesses prior to the completion of the proposed merger, which may delay or prevent Telaria or Rubicon Project from undertaking business opportunities that may arise that could be beneficial to the longer term prospects of Telaria as a stand-alone entity or of the combined company following the completion of the merger;

•the substantial costs that Telaria will incur in connection with the merger and other transactions contemplated by the merger agreement, even if they are not consummated, as more fully described in the section entitled “The Merger Agreement—Expenses and Termination Fees”;

•the fact that the merger restricts Telaria from soliciting alternative transactions and limits its ability to participate in discussions with third parties interested in making an alternative transaction proposal, as more fully described in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation of Alternative Transactions”;

•the risk that Rubicon Project’s and Telaria’s value as a combined company will be less than the sum of each independent company;

•the risk that either Rubicon Project stockholders fail to approve the issuance of the shares of Rubicon Project common stock in connection with the merger or that Telaria stockholders fail to adopt the merger agreement and approve the transactions contemplated by the merger agreement;

•the provisions of the merger agreement that would prevent Telaria from terminating the merger agreement in favor of a competing, more favorable alternative transaction if a proposal for such a transaction were to be made, as more fully described in the sections entitled “The Merger Agreement—Covenants and Agreements—No Solicitation of Alternative Transactions” and “The Merger Agreement—Termination”;

•the possibility that the $16 million termination fee payable by Rubicon Project in certain circumstances may not fully compensate Telaria for the harm it would suffer if the merger agreement is terminated and the merger does not occur;

•the fact that the $13.7 million termination fee to be paid to Rubicon Project under the circumstances specified in the merger agreement may discourage other parties that might otherwise have an interest in acquiring Telaria; and

•the fact that Telaria’s chief executive officer will not be the chief executive officer of the combined company.

The foregoing discussion of the factors considered by the Telaria board is not intended to be exhaustive, but, rather, includes the material factors considered by the Telaria board. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Telaria board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Telaria board considered all these factors as a whole, including discussions with Telaria management and legal and financial advisors, and, overall, considered the factors to be favorable to, and to support, its determination.

Recommendation of the Telaria Board

At a meeting held on December 18, 2019, among other things, the Telaria board unanimously:

•determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Telaria and its stockholders;

•approved the merger agreement and authorized and directed the officers of Telaria to execute and deliver the merger agreement for and on behalf of Telaria;

•authorized and directed the officers of Telaria, for and on behalf of Telaria, to execute all documents and to perform and do or cause to be performed and done all acts or things necessary or advisable for Telaria to carry out the provisions of the merger agreement and to consummate the other transactions contemplated by the merger agreement; and

•recommended that the stockholders of Telaria adopt the merger agreement.

In considering the recommendation of the Telaria board with respect to the proposal to adopt the merger agreement, you should be aware that some of Telaria’s directors and executive officers may have interests in the merger that are different from, or in addition to, yours. The Telaria board was aware of and considered these interests, among other matters, in evaluating the merger agreement and the transactions contemplated by the merger agreement, and in recommending that the merger agreement be adopted by Telaria stockholders. See the section entitled “—Interests of Telaria’s Directors and Executive Officers in the Merger” beginning on page 96 of this joint proxy statement/prospectus.

Accordingly, the Telaria board unanimously recommends that Telaria stockholders vote “FOR” the Telaria merger proposal.

Opinion of Rubicon Project’s Financial Advisor

Rubicon Project retained Needham & Company to render an opinion as to the fairness, from a financial point of view, to Rubicon Project of the exchange ratio pursuant to the merger agreement. Needham & Company was not requested to, and did not, provide independent financial advice to Rubicon Project during the course of the negotiation or structuring of the merger or participate in the negotiation or structuring of the merger.

On December 18, 2019, Needham & Company delivered its oral opinion, which it subsequently confirmed in writing, to the Rubicon Project board that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the exchange ratio pursuant to the merger agreement was fair to Rubicon Project from a financial point of view. Needham & Company provided its opinion for the information and assistance of the Rubicon Project board in connection with and for the purpose of the Rubicon Project board’s evaluation of the transactions contemplated by the merger agreement.  Needham & Company’s opinion relates only to the fairness, from a financial point of view, to Rubicon Project of the exchange ratio pursuant to the merger agreement, which was determined through arm’s length negotiations between Rubicon Project and Telaria and not by Needham & Company.  Needham & Company’s opinion does not address any other aspect of the merger, or any related transaction, and does not constitute a recommendation to any stockholder of Rubicon Project as to how that stockholder should vote or act on any matter relating to the merger. Needham & Company’s opinion does not express any opinion as to the value of Rubicon Project common stock when issued pursuant to the merger or the prices at which Rubicon Project common stock or Telaria common stock will actually trade at any time.

The complete text of Needham & Company’s opinion, dated December 18, 2019, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham & Company, is attached as Annex E to this joint proxy statement/prospectus. The summary of Needham & Company’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion.  Holders of Rubicon Project common stock should read this opinion carefully and in its entirety.

In arriving at its opinion, Needham & Company, among other things:

•reviewed a draft of the merger agreement dated December 15, 2019 and received oral advice, confirmed in writing on December 18, 2019, from management of Rubicon Project regarding the final negotiated exchange ratio pursuant to the merger agreement;

•reviewed certain publicly available information concerning Rubicon Project and Telaria and certain other financial and operating data of Rubicon Project and Telaria furnished to Needham & Company by Rubicon Project and Telaria;

•reviewed the historical stock prices and trading volumes of Rubicon Project common stock and Telaria common stock;

•held discussions with members of the managements of Rubicon Project and Telaria concerning the current operations of and future business prospects for Rubicon Project and Telaria and joint prospects for the combined company, including the potential financial benefits and other synergies that may be achieved by the combined company;

•reviewed certain financial forecasts with respect to Rubicon Project and Telaria prepared by the respective managements of Rubicon Project and Telaria and held discussions with members of such managements concerning those forecasts;

•reviewed certain financial forecasts of the combined company on a pro forma basis that were based on forecasts prepared by the managements of Rubicon Project and Telaria and held discussions with members of such managements concerning those forecasts;

•reviewed certain research analyst projections with respect to Rubicon Project and Telaria and held discussions with members of the respective managements of Rubicon Project and Telaria concerning those projections;

•compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed generally relevant to similar data for Rubicon Project and Telaria;

•reviewed the financial terms of certain business combinations that Needham & Company deemed generally relevant; and

•reviewed such other financial studies and analyses and considered such other matters as Needham & Company deemed appropriate.

In connection with its review and in arriving at its opinion, Needham & Company assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it for purposes of its opinion and did not independently verify, nor did Needham & Company assume responsibility for independent verification of, any of such information. Needham & Company assumed the accuracy of the representations and warranties contained in the merger agreement and all agreements related thereto. In addition, Needham & Company assumed that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and will be consummated on the terms and subject to the conditions set forth in the draft merger agreement furnished to Needham & Company, as modified in accordance with the December 18, 2019 advice to Needham & Company by Rubicon Project’s management described in the first bullet point above, without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Rubicon Project, Telaria or the contemplated benefits of the merger. Needham & Company assumed that the financial forecasts for Rubicon Project, Telaria and the combined company provided to Needham & Company by the managements of Rubicon Project and Telaria were reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements, at the time of preparation, of the future operating and financial performance of Rubicon Project, Telaria and the combined company. Needham & Company relied, without independent verification, upon the estimates of the managements of Rubicon Project and Telaria of the potential financial benefits and other synergies, including the amount and timing thereof, that may be achieved as a result of the merger. Needham & Company also assumed, based on discussions with the managements of Rubicon Project and Telaria, that the research analyst projections for Rubicon Project and Telaria represent reasonable estimates as to the future financial performance of Rubicon Project and Telaria. Needham & Company expressed no opinion with respect to any of those forecasts, estimates or projections, including those financial benefits and other synergies, or the assumptions on which they were based.

Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of Rubicon Project, Telaria or any of their respective subsidiaries, nor did Needham & Company evaluate the solvency or fair value of Rubicon Project, Telaria or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Needham & Company’s opinion states that it was based on economic, monetary and market conditions as they existed and could be evaluated as of its date, and Needham & Company assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after its date. Needham & Company’s opinion is limited to the fairness, from a financial point of view, to Rubicon Project of the exchange ratio pursuant to the merger agreement and Needham & Company expressed no opinion as to the fairness of the merger to, or any consideration received in connection therewith by, the holders of any class of securities, creditors or other constituencies of Rubicon Project, or as to Rubicon Project’s underlying business decision to engage in the merger or the relative merits of the merger as compared to other business strategies that might be available to Rubicon Project. In addition, Needham & Company expressed no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the merger, or any class of those persons, relative to the exchange ratio pursuant to the merger agreement or with respect to the fairness of any such compensation.

Rubicon Project imposed no limitations on Needham & Company with respect to the investigations made or procedures followed by Needham & Company in rendering its opinion.

In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Needham & Company. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed on or prior to December 17, 2019, the last full trading day prior to the date of Needham & Company’s opinion, and is not necessarily indicative of current or future market conditions.

Telaria Selected Companies Analysis. Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for Telaria to the corresponding data and ratios of publicly traded companies that Needham & Company deemed relevant because they are advertising technology companies that have lines of businesses that may be considered similar to or have similar characteristics with Telaria’s lines of business. These companies, referred to as the Telaria selected companies, consisted of the following:

Cardlytics, Inc.
Digital Turbine, Inc.
Quotient Technology Inc.
QuinStreet, Inc.
The Rubicon Project, Inc.
The Trade Desk, Inc.

The following table sets forth information concerning the following multiples for the Telaria selected companies and for Telaria on a standalone basis:

•enterprise value as a multiple of last 12 months (referred to as LTM) reported revenues;

•enterprise value as a multiple of projected calendar year 2019 reported revenues;

•enterprise value as a multiple of projected calendar year 2020 reported revenues;

•enterprise value as a multiple of LTM net revenue;

•enterprise value as a multiple of LTM gross profit;

•enterprise value as a multiple of projected calendar year 2019 gross profit;

•enterprise value as a multiple of projected calendar year 2020 gross profit;

•enterprise value as a multiple of LTM earnings before interest, taxes, depreciation and amortization (referred to as adjusted EBITDA);

•enterprise value as a multiple of projected calendar year 2019 adjusted EBITDA; and

•enterprise value as a multiple of projected calendar year 2020 adjusted EBITDA.

In addition, the following table sets forth information concerning the following multiples for Telaria implied by the merger:

•enterprise value as a multiple of projected calendar year 2019 reported revenues;

•enterprise value as a multiple of projected calendar year 2020 reported revenues;

•enterprise value as a multiple of projected calendar year 2019 adjusted EBITDA; and

•enterprise value as a multiple of projected calendar year 2020 adjusted EBITDA.

Needham & Company calculated multiples for the Telaria selected companies using consensus research analyst projections and the closing stock prices of those companies on December 17, 2019. Needham & Company calculated multiples for Telaria using Telaria management’s forecasts and consensus research analyst projections and the closing price of Telaria common stock on December 17, 2019. Needham & Company calculated multiples for Telaria implied by the merger using Telaria management’s forecasts and consensus research analyst projections, the closing price of Rubicon Project common stock on December 17, 2019 and the exchange ratio of 1.082. All financial information excludes the impact of non-recurring items. Adjusted EBITDA amounts exclude the impact of stock-based compensation expense.

	Telaria Selected Companies				Telaria				Telaria Implied by Merger
	Mean		Median		Mgmt Forecasts		Analyst Consensus		Mgmt Forecasts		Analyst Consensus
Enterprise value to LTM reported revenues	6.6	x	4.0	x	4.9	x	4.9	x

Enterprise value to projected calendar year 2019 reported revenues	6.2	x	3.9	x	4.8	x	4.8	x	4.6	x	4.6	x

Enterprise value to projected calendar year 2020 reported revenues	4.9	x	3.2	x	3.9	x	4.2	x	3.7	x	4.0	x

Enterprise value to LTM net revenue	13.7	x	16.6	x	4.9	x	4.9	x

Enterprise value to LTM gross profit	14.3	x	14.4	x	6.0	x	6.0	x

Enterprise value to projected calendar year 2019 gross profit	11.9	x	13.0	x	5.9	x	5.9	x

	Telaria Selected Companies				Telaria				Telaria Implied by Merger
	Mean		Median		Mgmt Forecasts		Analyst Consensus		Mgmt Forecasts		Analyst Consensus
Enterprise value to projected calendar year 2020 gross profit	9.6	x	10.5	x	4.8	x	5.1	x

Enterprise value to LTM adjusted EBITDA	27.4	x	23.2	x	Neg		Neg

Enterprise value to projected calendar year 2019 adjusted EBITDA	24.6	x	19.5	x	NM		NM		NM		NM

Enterprise value to projected calendar year 2020 adjusted EBITDA	22.8	x	15.5	x	35.2	x	42.2	x	33.8	x	40.5	x

In the table above, “Neg” denotes negative value and “NM” denotes enterprise value to revenue multiple greater than 20.0x or enterprise value to adjusted EBITDA multiple greater than 50.0x.

Selected Transactions Analysis. Needham & Company analyzed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions announced since December 1, 2016 that involved target companies that were advertising technology companies that had lines of business that may be considered similar to or have similar characteristics with Telaria’s lines of business, with enterprise values of less than $1.5 billion and for which transaction metrics were available:

Acquirer	Target

AT&T Corporation	AppNexus Inc.
RhythmOne plc	YuMe, Inc.
Harland Clarke Holdings Corp.	MaxPoint Interactive, Inc.
Sizmek Inc.	Rocket Fuel Inc.
Adobe Systems Incorporated	TubeMogul, Inc.

In reviewing the selected transactions, Needham & Company calculated, for the selected transactions and for Telaria implied by the merger:

•enterprise value as a multiple of LTM gross revenues;

•enterprise value as a multiple of LTM net revenue; and

•enterprise value as a multiple of LTM EBITDA.

Needham & Company calculated multiples for Telaria implied by the merger based on the closing price of Rubicon Project common stock on December 17, 2019 and the exchange ratio of 1.082.

The following table sets forth information concerning the multiples described above for the selected transactions and the same multiples for Telaria implied by the merger.

	Selected Transactions				Telaria Implied by Merger
	Mean		Median
Enterprise value to LTM gross revenues	1.1	x	0.8	x	NA

Enterprise value to LTM net revenue	2.4	x	1.8	x	4.7	x

Enterprise value to LTM EBITDA	7.3	x	7.3	x	Neg

Premia Paid Analysis. Needham & Company reviewed publicly available financial information for the 15 merger and acquisition transactions that represent the transactions announced since January 1, 2013 involving all stock consideration and defined as merger of equals transactions but excluding financial services, oil and gas and REIT/real estate development related transactions. Needham & Company analyzed the premium of consideration offered to the acquired company’s stock price one day, 5 days, 30 days and 90 days prior to the announcement of the transaction.

Needham & Company calculated premiums for Telaria based on the exchange ratio of 1.082, the closing price of Rubicon Project common stock on December 17, 2019 and the closing stock prices of Telaria common stock one day, 5 days, 30 days and 90 days prior to December 17, 2019. The following table sets forth information concerning the stock price premiums in the selected transactions and the stock price premiums implied by the merger:

	Selected Transactions				Telaria Implied by Merger
	75th Percentile	Mean	Median	25th Percentile
One day stock price premium	7.3%	4.1%	3.9%	(1.2)%	(3.4)%

5 day stock price premium	17.1%	6.2%	5.9%	(1.1)%	(7.1)%

30 day stock price premium	18.2%	10.9%	8.7%	(0.4)%	10.4%

90 day stock price premium	21.3%	14.9%	6.2%	3.6%	(0.0)%

Telaria Discounted Cash Flow Analysis. Needham & Company performed an illustrative discounted cash flow analysis based on Telaria management’s forecasts to determine indicators of illustrative implied enterprise and equity values for Telaria. Needham & Company calculated a range of indications of the present value of unlevered free cash flows for Telaria for projected calendar years 2020 through 2023 using discount rates ranging from 9.0% to 11.0%. The range of discount rates, reflecting an estimated range of weighted average costs of capital of Telaria, was selected by Needham & Company utilizing its professional judgment and experience. Needham & Company then calculated a range of illustrative terminal values at the end of 2023 by applying multiples ranging from 4.0x to 6.0x to Telaria management’s estimate of its projected calendar year 2023 revenues. The range of multiples was selected by Needham & Company utilizing its professional judgment and experience. These illustrative terminal values were then discounted to December 31, 2019 to calculate ranges of implied indications of present values using the same ranges of discount rates, 9.0% to 11.0%, as described above. Needham & Company then added the ranges of the implied present values of Telaria’s unlevered free cash flows for the projected years to the ranges of implied present values of Telaria’s terminal values to derive a range of illustrative implied present enterprise values of Telaria of $378 million to $591 million. Needham & Company then added net cash as of September 30, 2019, to derive a range of illustrative implied present equity values of $444 million to $657 million. Needham & Company noted that the enterprise value and equity value based on the closing price of Telaria common stock on December 17, 2019 and Telaria’s net cash as of September 30, 2019 were $336 million and $401 million, respectively.

Rubicon Project Selected Companies Analysis. Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for Rubicon Project to the corresponding data and ratios of publicly traded companies that Needham & Company deemed relevant because they are advertising technology companies that have lines of businesses that may be considered similar to or have similar characteristics with Rubicon Project’s lines of business. These companies, referred to as the Rubicon Project selected companies, consisted of the following:

Cardlytics, Inc.
Digital Turbine, Inc.
Quotient Technology Inc.
QuinStreet, Inc.
Telaria, Inc.
The Trade Desk, Inc.

The following table sets forth information concerning the following multiples for the Rubicon Project selected companies and for Rubicon Project:

•enterprise value as a multiple of LTM reported revenues;

•enterprise value as a multiple of projected calendar year 2019 reported revenues;

•enterprise value as a multiple of projected calendar year 2020 reported revenues;

•enterprise value as a multiple of LTM net revenue;

•enterprise value as a multiple of LTM gross profit;

•enterprise value as a multiple of projected calendar year 2019 gross profit;

•enterprise value as a multiple of projected calendar year 2020 gross profit;

•enterprise value as a multiple of LTM adjusted EBITDA;

•enterprise value as a multiple of projected calendar year 2019 adjusted EBITDA; and

•enterprise value as a multiple of projected calendar year 2020 adjusted EBITDA.

Needham & Company calculated multiples for the Rubicon Project selected companies using consensus research analyst projections and the closing stock prices of those companies on December 17, 2019. Needham & Company calculated multiples for Rubicon Project using Rubicon Project management’s forecasts and consensus research analyst projections and the closing price of Rubicon Project common stock on December 17, 2019. All financial information excludes the impact of non-recurring items. Adjusted EBITDA amounts excluded the impact of stock-based compensation expense.

	Rubicon Project Selected Companies				Rubicon Project
	Mean		Median		Management Forecasts		Analyst Consensus
Enterprise value to LTM reported revenues	7.0	x	5.3	x	2.4	x	2.4	x
Enterprise value to projected calendar year 2019 reported revenues	6.6	x	5.1	x	2.3	x	2.3	x
Enterprise value to projected calendar year 2020 reported revenues	5.2	x	4.3	x	1.9	x	2.0	x
Enterprise value to LTM net revenue	18.9	x	18.9	x	2.4	x	2.4	x
Enterprise value to LTM gross profit	14.6	x	14.4	x	3.9	x	3.9	x
Enterprise value to projected calendar year 2019 gross profit	12.3	x	13.0	x	3.6	x	3.4	x
Enterprise value to projected calendar year 2020 gross profit	10.0	x	10.5	x	NA		2.9	x
Enterprise value to LTM adjusted EBITDA	30.7	x	25.5	x	17.7	x	17.7	x
Enterprise value to projected calendar year 2019 adjusted EBITDA	27.9	x	22.3	x	14.1	x	14.5	x
Enterprise value to projected calendar year 2020 adjusted EBITDA	29.1	x	31.3	x	10.3	x	10.5	x

In the table above, “NA” denotes not available.

Rubicon Project Discounted Cash Flow Analysis. Needham & Company performed an illustrative discounted cash flow analysis based on Rubicon Project management’s forecasts to determine indicators of illustrative implied enterprise and equity values for Rubicon Project. Needham & Company calculated a range of indications of the present value of unlevered free cash flows for Rubicon Project for projected calendar years 2020 through 2023 using discount rates ranging from 13.6% to 15.6%. The range of discount rates, reflecting an estimated range of weighted average costs of capital of Rubicon Project, was selected by Needham & Company utilizing its professional judgment and experience. Needham & Company then calculated a range of illustrative terminal values at the end of 2023 by applying multiples ranging from 2.0x to 3.0x to Rubicon Project management’s estimate of its projected calendar year 2023 revenues. The range of multiples was selected by Needham & Company utilizing its professional judgment and experience. These illustrative terminal values were then discounted to December 31, 2019 to calculate ranges of implied indications of present values using the same ranges of discount rates, 13.6% to 15.6%, as described above. Needham & Company then added the ranges of the implied present values of Rubicon Project’s unlevered free cash flows for the projected years to the ranges of implied present values of Rubicon Project’s terminal values to derive a range of illustrative implied present enterprise values of Rubicon Project of $331 million to $521 million. Needham & Company then added net cash as of September 30, 2019, to derive a range of illustrative implied present equity values of $416 million to $606 million. Needham & Company noted that the enterprise value and equity value based on the closing price of Rubicon Project common stock on December 17, 2019 and Rubicon Project’s net cash as of September 30, 2019 were $353 million and $438 million, respectively.

Historical Stock Trading and Relative Stock Price Analysis. Needham & Company reviewed the historical trading prices of Rubicon Project common stock and Telaria common stock as of and for various periods ending on December 17, 2019 in order to determine the various relative stock price ratios that existed for those periods. The following table presents the relative stock price ratios based on the closing prices on December 17, 2019, and the 10-day, 30-day, 3 month, 6 month, 12 month and 24 month volume weighted average stock prices (referred to as VWAP) as of December 17, 2019.

Date or Period	Relative Stock Price Ratio
December 17, 2019	1.1196
10-day VWAP	1.0660
30-day VWAP	0.9573
3 month VWAP	0.9041
6 month VWAP	0.9631
12 month VWAP	1.0069
24 month VWAP	1.2112

Exchange ratio in merger	1.0820

Contribution Analysis. Needham & Company reviewed and analyzed the implied percentage contribution of each of Rubicon Project and Telaria to pro forma projected combined operating results for the years ending December 31, 2019, 2020 and 2021. In calculating the pro forma projected combined operating results, Needham & Company used financial forecasts provided by the managements of Rubicon Project and Telaria. Needham & Company reviewed, among other things, the implied percentage contributions to pro forma combined revenue, gross profit, and adjusted EBITDA. Needham & Company also reviewed the implied percentage contributions to pro forma combined cash and cash equivalents, total current assets and total current liabilities as of September 30, 2019 and to pro forma combined equity value and enterprise value as of December 17, 2019 and the implied percentage contributions to cumulative pro forma projected combined free cash flow and net income for the projected years ending December 31, 2020 through 2023. The following tables present the results of this analysis and the estimated fully diluted percentage ownership of the combined company on a pro forma basis by the Rubicon Project stockholders and Telaria stockholders, based on the exchange ratio of 1.082. In calculating pro forma equity ownership, Needham & Company used the treasury stock method to calculate the number of pro forma fully diluted shares of Rubicon Project common stock outstanding after the merger. In calculating pro forma equity and enterprise values, Needham & Company used the closing price of Rubicon Project common stock on December 17, 2019, the exchange ratio in the merger of 1.082, and net cash for Rubicon Project and Telaria as of September 30, 2019.

	Implied Estimated Pro Forma Percentage Contribution
	Rubicon Project	Telaria
Pro forma combined revenues
2019E	69.0%	31.0%
2020E	68.2%	31.8%
2021E	68.0%	32.0%
Pro forma combined gross profit
2019E	69.4%	30.5%
2020E	68.4%	31.6%
2021E	68.0%	32.0%
Pro forma combined adjusted EBITDA
2019E	92.6%	7.4%
2020E	78.3%	21.7%
2021E	74.8%	25.2%
Pro forma combined cash and cash equivalents as of September 30, 2019	56.4%	43.6%
Pro forma combined current assets as of September 30, 2019	58.8%	41.2%
Pro forma combined current liabilities as of September 30, 2019	60.0%	40.0%
Pro forma combined equity value at December 17, 2019	52.2%	47.8%
Pro forma combined enterprise value at December 17, 2019	51.2%	48.8%
Pro forma cumulative projected free cash flow 2020 – 2023	47.2%	52.8%
Pro forma cumulative projected net income 2020 – 2023	47.6%	52.4%

	Estimated Pro Forma Percentage Contribution
	Rubicon Project	Telaria
Pro forma fully diluted equity ownership	52.9%	47.1%

Needham & Company also reviewed the pro forma contributions to illustrative implied present equity values based on the sum of the results of the standalone company discounted cash flow analyses described above under “—Telaria Discounted Cash Flow Analysis” and “—Rubicon Project Discounted Cash Flow Analysis.” Based on those analyses, the contributions of Rubicon Project to the sum of the combined illustrative implied equity values ranged from 48.0% to 48.4%, and the contributions of Telaria to the sum of the combined illustrative implied equity values ranged from 51.6% to 52.0%. The implied exchange ratios resulting from these contributions range from 1.3029 to 1.3234. Needham & Company noted that the implied exchange ratio based on the standalone companies’ fully diluted equity values as of December 17, 2019 was 1.1196 and the exchange ratio pursuant to the merger agreement is 1.082.

The results of the contribution analysis are not necessarily indicative of the contributions that the respective businesses may have in the future.

Pro Forma Combined Company Discounted Cash Flow Analysis. Needham & Company performed an illustrative discounted cash flow analysis to determine indicators of illustrative implied equity values for the pro forma combined company using pro forma combined company financial forecasts that were based on the standalone company financial forecasts provided by the managements of Rubicon Project and Telaria and reflected estimates of financial benefits and other synergies by those managements. Needham & Company calculated a range of indications of the present value of unlevered free cash flows for the pro forma combined company for projected calendar years 2020 through 2023 using discount rates ranging from 10.75% to 12.75%. The range of discount rates, reflecting an estimated range of weighted average costs of capital of the pro forma combined company, was selected by Needham & Company utilizing its professional judgment and experience. Needham & Company then calculated a range of illustrative terminal values at the end of 2023 by applying multiples ranging from 3.0x to 4.5x to Rubicon Project and Telaria managements’ estimate of the projected calendar year 2023 pro forma combined company revenues. The range of multiples was selected by Needham & Company utilizing its professional judgment and experience. These illustrative terminal values were then discounted to December 31, 2019 to calculate ranges of implied indications of present values using the same ranges of discount rates, 10.75% to 12.75%, as described above. Needham & Company then added the ranges of the implied present values of the pro forma combined company’s unlevered free cash flows for the projected years to the ranges of implied present values of the pro forma combined company’s terminal values to derive a range of illustrative implied present enterprise values of the pro forma combined company of $949 million to $1,461 million. Needham & Company then added Rubicon Project and Telaria managements’ forecast of pro forma combined net cash as of September 30, 2019, to derive a range of illustrative implied present equity values of $1,099 million to $1,612 million. Needham & Company noted that the results of this analysis, together with the 1.082 exchange ratio, implied accretion to Rubicon Project’s standalone illustrative implied present equity values described above under “—Rubicon Project Discounted Cash Flow Analysis” ranging from $167 million to $248 million. The estimated financial benefits and other synergies resulting from the merger are subject to substantial uncertainty and, therefore, actual results may be substantially greater or less than those estimated by Rubicon Project and Telaria managements.

Pro Forma Transaction Analysis. Needham & Company prepared pro forma analyses of the financial impact of the merger based on the exchange ratio of 1.082 and using the pro forma combined company financial forecasts that were based on the standalone company financial forecasts provided by the managements of Rubicon Project and Telaria and reflected estimates of financial benefits and other synergies by those managements. Based on these estimates and assumptions, Needham & Company’s analysis showed that the merger would result in accretion to Rubicon Project’s share of pro forma combined company net income and net income as adjusted for stock-based compensation and restructuring costs. The financial forecasts, including the estimated financial benefits and other synergies resulting from the merger, that underlie this analysis are subject to substantial uncertainty and, therefore, actual results may be substantially different, and these differences may be material.

No company, transaction or business used in the “Telaria Selected Companies Analysis,” “Selected Transactions Analysis,” “Premia Paid Analysis” or “Rubicon Project Selected Companies Analysis” as a comparison is identical to Telaria or Rubicon Project or the merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

The summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham & Company did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Rubicon Project or Telaria. Any estimates contained in or underlying these analyses, including estimates of the future performance of Rubicon Project and Telaria, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company’s opinion and its related analyses were only one of many factors considered by the members of the Rubicon Project board in their evaluation of the merger and should not be viewed as determinative of the views of the Rubicon Project board or management with respect to the exchange ratio or the merger.

Under the terms of its engagement letter with Needham & Company, Rubicon Project has paid or agreed to pay Needham & Company a nonrefundable fee for rendering the Needham & Company opinion that Rubicon Project and Needham & Company believe is customary for transactions of this nature. Needham & Company’s fee is not contingent on the consummation of the merger. In addition, Rubicon Project has agreed to reimburse Needham & Company for its out-of-pocket expenses and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under the federal securities laws.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company believes it was retained by the Rubicon Project board to render an opinion in connection with the merger based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with Rubicon Project and its industry generally. Needham & Company has not in the past two years provided investment banking or financial advisory services to Rubicon Project, Merger Sub or Telaria for which Needham & Company has received or is entitled to receive compensation. Needham & Company may in the future provide investment banking and financial advisory services to Rubicon Project, Telaria and their respective affiliates unrelated to the merger, for which services Needham & Company would expect to receive compensation. In the normal course of its business, Needham & Company may actively trade the equity securities of Rubicon Project or Telaria for its own account or for the account of its customers or affiliates and, therefore, may at any time hold a long or short position in those securities.

Opinion of Telaria’s Financial Advisor

Telaria engaged RBC Capital Markets as financial advisor to Telaria in connection with the merger. As part of this engagement, the Telaria board requested that RBC Capital Markets evaluate the fairness, from a financial point of view, of the exchange ratio provided for pursuant to the merger agreement. At a December 18, 2019 meeting of the Telaria board held to evaluate the merger, RBC Capital Markets rendered an oral opinion, confirmed by delivery of a written opinion dated December 18, 2019, to the Telaria board to the effect that, as of that date and based on and subject to the procedures followed, assumptions made, factors considered and qualifications and limitations described in the opinion, the exchange ratio provided for pursuant to the merger agreement was fair, from a financial point of view, to holders of Telaria common stock (other than, as applicable, Rubicon Project, Merger Sub and their respective affiliates). The full text of RBC Capital Markets’ written opinion, dated December 18, 2019, is attached as Annex F to this joint proxy statement/prospectus and is incorporated herein by reference. The written opinion sets forth, among other things, the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken by RBC Capital Markets in connection with its opinion. The following summary of RBC Capital Markets’ opinion is qualified in its entirety by reference to the full text of the opinion. RBC Capital Markets delivered its opinion to the Telaria board for the benefit, information and assistance of the Telaria board (in its capacity as such) in connection with its evaluation of the merger. RBC Capital Markets’ opinion addressed only the fairness, from a financial point of view and as of the date of such opinion, of the exchange ratio (to the extent expressly specified in such opinion) and did not address any other aspect of the merger. RBC Capital Markets’ opinion also did not address the underlying business decision of Telaria to engage in the merger or the relative merits of the merger compared to any alternative business strategy or transaction that may be available to Telaria or which Telaria might engage in or consider. RBC Capital Markets did not express any opinion and does not make any recommendation to any securityholder as to how such securityholder should vote or act with respect to the merger or any proposal to be voted upon in connection with the merger or otherwise.

For purposes of rendering its opinion, RBC Capital Markets undertook such review, inquiries and analyses as it deemed necessary or appropriate under the circumstances and, among other things:

•reviewed the financial terms of a draft, dated December 18, 2019, of the merger agreement;

•reviewed certain publicly available financial and other information, and certain historical operating data, relating to Telaria and Rubicon Project made available to RBC Capital Markets from published sources and internal records of Telaria and Rubicon Project, respectively;

•reviewed certain financial projections and other estimates and data relating to Telaria and Rubicon Project prepared by the managements of Telaria and Rubicon Project, respectively (as extrapolated, in the case of Rubicon Project, by the management of Telaria), and certain estimates as to the potential cost savings and other benefits anticipated by the managements of Telaria and Rubicon Project to be realized from the merger (collectively referred to as the Synergies), which projections and other estimates and data RBC Capital Markets was directed by Telaria to utilize for purposes of its analyses and opinion;

•held discussions with members of the senior managements of Telaria and Rubicon Project with respect to the respective businesses, prospects and financial outlook of Telaria and Rubicon Project;

•reviewed the reported prices and trading activity for Telaria common stock and Rubicon Project common stock;

•considered the fact that discussions were undertaken at the direction of Telaria with selected third parties to solicit indications of interest in the possible acquisition of Telaria;

•compared certain financial metrics of Telaria and Rubicon Project with those of selected publicly traded companies in lines of businesses that RBC Capital Markets considered generally similar to those of Telaria and Rubicon Project;

•reviewed the relative financial contributions of Telaria and Rubicon Project to certain financial metrics of the pro forma combined company; and

•considered other information and performed other studies and analyses as RBC Capital Markets deemed appropriate.

In rendering its opinion, RBC Capital Markets assumed and relied upon the accuracy and completeness of all information that was reviewed by RBC Capital Markets, including all financial, legal, tax, accounting, operating and other information provided to or discussed with RBC Capital Markets by or on behalf of Telaria and Rubicon Project (including, without limitation, financial statements and related notes), and upon the assurances of the respective managements and other representatives of Telaria and Rubicon Project that they were not aware of any relevant information that was omitted or that remained undisclosed to RBC Capital Markets. RBC Capital Markets did not assume responsibility for independently verifying and it did not independently verify such information. RBC Capital Markets assumed that the financial projections and other estimates and data (as extrapolated and with respect to potential Synergies) that RBC Capital Markets was directed to utilize in its analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements of Telaria and Rubicon Project, as the case may be, as to the future financial performance of, and were a reasonable basis upon which to evaluate, Telaria, Rubicon Project, the potential Synergies and pro forma effects of the merger and the other matters covered thereby and RBC Capital Markets further assumed that the financial results reflected therein, including the potential Synergies, would be realized in the amounts and at the times projected. RBC Capital Markets expressed no opinion as to any such financial projections or other estimates and data utilized in RBC Capital Markets’ analyses or the assumptions upon which they were based.

RBC Capital Markets relied upon the assessments of the managements of Telaria and Rubicon Project as to, among other things, (i) the potential impact on Telaria and Rubicon Project of market, competitive, macroeconomic, seasonal and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the digital advertising industry, (ii) existing and future products, technology and intellectual property of Telaria and Rubicon Project, including with respect to the validity and duration of patents or other intellectual property and the development and production of, and use and demand for, such products, technology and intellectual property, (iii) Telaria’s and Rubicon Project’s respective existing and future agreements and arrangements with, and ability to attract, retain and/or replace, key employees, publishers, advertisers, agencies and related platforms, advertising exchanges, service providers and other commercial relationships, and (iv) the ability to integrate the operations of Telaria and Rubicon Project. RBC Capital Markets assumed that there would be no developments with respect to any of the foregoing that would have an adverse effect on Telaria, Rubicon Project or the merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to its analyses or opinion.

In connection with its opinion, RBC Capital Markets did not assume any responsibility to perform, and it did not perform, an independent valuation or appraisal of any of the assets or liabilities (contingent, off-balance sheet, accrued, derivative or otherwise) of or relating to Telaria, Rubicon Project or any other entity and RBC Capital Markets was not furnished with any such valuations or appraisals. RBC Capital Markets did not assume any obligation to conduct, and it did not conduct, any physical inspection of the property or facilities of Telaria, Rubicon Project or any other entity. RBC Capital Markets was not requested to make, and did not make, an independent evaluation of, and expressed no opinion or view as to, any pending or potential litigation, claims, governmental, regulatory or other proceedings or investigations or possible unasserted claims or other contingent liabilities affecting Telaria, Rubicon Project or any other entity. RBC Capital Markets did not evaluate the solvency or fair value of Telaria, Rubicon Project or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.

RBC Capital Markets assumed that the merger would be consummated in accordance with the terms of the merger agreement and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the merger, no delay, limitation, restriction or condition would be imposed or occur, including any divestiture or other requirements, that would have an adverse effect on Telaria, Rubicon Project or the merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to its analyses or opinion. RBC Capital Markets also assumed that the merger would qualify as a reorganization within the meaning of Section 368(a) of Code, for U.S. federal income tax purposes and otherwise would qualify for the intended tax treatment contemplated by the merger agreement. In addition, RBC Capital Markets assumed that the final executed merger agreement would not differ, in any respect meaningful to its analyses or opinion, from the draft that RBC Capital Markets reviewed.

RBC Capital Markets’ opinion speaks only as of the date of the opinion, was based on conditions as they existed and information supplied or reviewed as of the date of the opinion, and was without regard to any market, economic, financial, legal, regulatory or other circumstances or event of any kind or nature which may exist or occur after such date. RBC Capital Markets did not undertake and has no obligation to reaffirm, revise or update its opinion or otherwise comment upon events occurring after the date of its opinion with respect to its opinion. RBC Capital Markets’ opinion related to the relative values of Telaria and Rubicon Project. RBC Capital Markets did not express any opinion as to the actual value of Rubicon Project common stock when issued in connection with the merger or the price or range of prices at which Telaria common stock, Rubicon Project common stock or any other securities of Telaria or Rubicon Project may trade or otherwise be transferable at any time, including following announcement or consummation of the merger. As the Telaria board was aware, the credit, financial and stock markets, the industry in which Telaria and Rubicon Project operate and the securities of Telaria and Rubicon Project have experienced and may continue to experience volatility and RBC Capital Markets expressed no opinion or view as to any potential effects of such volatility on Telaria, Rubicon Project or the merger (including the contemplated benefits thereof).

RBC Capital Markets’ opinion addressed the fairness, from a financial point of view and as of the date of the opinion, of the exchange ratio (to the extent expressly specified in the opinion), without regard to individual circumstances of specific holders that may distinguish such holders (whether by virtue of control, voting or consent, liquidity, contractual arrangements or otherwise) or the securities of Telaria held by such holders nor did RBC Capital Markets’ opinion address proportionate allocation or relative fairness. RBC Capital Markets’ opinion did not in any way address any other terms, conditions, implications or other aspects of the merger or the merger agreement, including, without limitation, the form or structure of the merger, any voting agreement, governance arrangements or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the merger or otherwise. RBC Capital Markets did not express any opinion or view with respect to, and RBC Capital Markets relied upon the assessments of Telaria and Telaria’s representatives regarding, legal, regulatory, tax, accounting and similar matters, including, without limitation, tax or other consequences resulting from the merger or otherwise or changes in, or the impact of, accounting standards or tax or other laws, regulations and governmental and legislative policies affecting Telaria, Rubicon Project or the merger (including the contemplated benefits thereof), as to which RBC Capital Markets understood that Telaria obtained such advice as Telaria deemed necessary from qualified professionals. Further, in rendering its opinion, RBC Capital Markets did not express any view on, and its opinion did not address, the fairness of the amount or nature of the compensation (if any) or other consideration to any officers, directors or employees of any party, or class of such persons, relative to the exchange ratio or otherwise.

In preparing its opinion to the Telaria board, RBC Capital Markets performed various financial and comparative analyses, including those described below. The summary below of RBC Capital Markets’ material financial analyses provided to the Telaria board in connection with RBC Capital Markets’ opinion is not a comprehensive description of all analyses undertaken or factors considered by RBC Capital Markets in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. RBC Capital Markets believes that the analyses and factors summarized below must be considered as a whole and in context.

In arriving at its opinion, RBC Capital Markets employed several analytical methodologies and considered various financial matters and no one method of analysis should be regarded as critical to the overall conclusion reached by RBC Capital Markets. Each analytical technique and financial consideration has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusion reached by RBC Capital Markets was based on all analyses and factors presented, taken as a whole, and also on application of RBC Capital Markets’ experience and judgment. Such conclusion may have involved significant elements of subjective judgment and qualitative analysis and no opinion was given as to the value or merit standing alone of any one or more portions of such analyses or factors.

In performing its analyses, RBC Capital Markets considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Telaria and Rubicon Project. The estimates of the future performance of Telaria and Rubicon Project in or underlying RBC Capital Markets’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by RBC Capital Markets’ analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company or business might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the implied reference ranges resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as RBC Capital Markets’ view of the actual value of Telaria or Rubicon Project.

The exchange ratio was determined through negotiations between Telaria and Rubicon Project and the decision of Telaria to enter into the merger agreement was solely that of the Telaria board. RBC Capital Markets’ opinion and analyses were only one of many factors considered by the Telaria board in its evaluation of the exchange ratio and should not be viewed as determinative of the views of the Telaria board, Telaria’s management or any other party with respect to the merger or the consideration payable in the merger.

Financial Analyses

The summary of the financial analyses described below under this heading “—Financial Analyses” is a summary of the material financial analyses provided by RBC Capital Markets to the Telaria board in connection with RBC Capital Markets’ opinion, dated December 18, 2019. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by RBC Capital Markets, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Selecting portions of RBC Capital Markets’ financial analyses or factors considered or focusing on the data set forth in the tables below without considering all analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of RBC Capital Markets’ financial analyses. Future results may differ from those described and such differences may be material. The order in which the financial analyses summarized below appear does not necessarily reflect the relative importance or weight given to such analyses. In calculating the implied exchange ratio reference range as reflected in the financial analysis described below, RBC Capital Markets divided the low-end (or high-end, as the case may be) of the approximate implied per share equity value reference range derived for Telaria from such analysis by the high-end (or low-end, as the case may be) of the approximate implied per share equity value reference range derived for Rubicon Project from such analysis in order to calculate the low-end (or high-end, as the case may be) of the implied exchange ratio reference range.

Discounted Cash Flow Analyses. RBC Capital Markets performed separate discounted cash flow analyses of Telaria and Rubicon Project as described below.

Telaria. RBC Capital Markets performed a discounted cash flow analysis of Telaria by calculating the estimated present values of the standalone unlevered, after-tax free cash flows that Telaria was forecasted to generate during the fiscal years ending December 31, 2020 through December 31, 2029 based on financial projections and other estimates of Telaria management. For purposes of this analysis, stock-based compensation was treated as a cash expense and the utilization of net operating loss carryforwards expected by Telaria management during the forecast period was taken into account. RBC Capital Markets calculated terminal values for Telaria by applying to Telaria’s terminal year estimated unlevered, after-tax free cash flows a selected range of perpetuity growth rates of 3.0% to 4.0%. The unlevered, after-tax free cash flows and terminal values were then discounted to present value (as of December 31, 2019) using a selected range of discount rates of 10.0% to 12.5%. This analysis indicated an approximate implied per share equity value reference range for Telaria of $6.17 to $8.81.

Rubicon Project. RBC Capital Markets performed a discounted cash flow analysis of Rubicon Project by calculating the estimated present values of the standalone unlevered, after-tax free cash flows that Rubicon Project was forecasted to generate during the fiscal years ending December 31, 2020 through December 31, 2029 based on financial projections and other estimates of Rubicon Project management as extrapolated by Telaria management. For purposes of this analysis, stock-based compensation was treated as a cash expense and the utilization of net operating loss carryforwards expected by Rubicon Project management and Telaria management during the forecast period was taken into account. RBC Capital Markets calculated terminal values for Rubicon Project by applying to Rubicon Project’s terminal year estimated unlevered, after-tax free cash flows a selected range of perpetuity growth rates of 3.0% to 4.0%. The unlevered, after-tax free cash flows and terminal values were then discounted to present value (as of December 31, 2019) using a selected range of discount rates of 12.5% to 15.0%. This analysis indicated an approximate implied per share equity value reference range for Rubicon Project of $6.75 to $9.04.

Utilizing the approximate overall implied per share equity value reference ranges derived for Telaria and Rubicon Project described above, RBC Capital Markets calculated the following approximate implied exchange ratio reference range, as compared to the exchange ratio provided for pursuant to the merger agreement:

Approximate Implied Exchange Ratio Reference Range	Exchange Ratio
0.682x – 1.305x	1.082x

Certain Additional Information

RBC Capital Markets observed certain factors that were not considered part of RBC Capital Markets’ financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•RBC Capital Markets reviewed the relative contributions of Telaria and Rubicon Project to the combined company’s estimated revenue, estimated adjusted EBITDA and estimated adjusted EBITDA less capital expenditures for calendar years 2019 through 2021 based on financial projections and other estimates of Telaria and Rubicon Project managements, respectively, which indicated overall relative contributions by Telaria of the metrics described above of approximately 7% to 43% and an implied overall approximate exchange ratio reference range of 0.206x to 0.936x.

•RBC Capital Markets reviewed, among other things, calendar year 2020 estimated revenue multiples of Telaria, Rubicon Project and Brightcove Inc., a publicly traded video software company (although not with a supply side advertising platform focus as is the case with Telaria and Rubicon Project), based on publicly available research analysts’ estimates; applying the range of calendar year 2020 estimated revenue multiples observed for Brightcove Inc. and Rubicon Project of 1.7x to 2.1x to corresponding data of Telaria based on estimates of Telaria management and the range of calendar year 2020 estimated revenue multiples observed for Brightcove Inc. and Telaria of 1.7x to 4.0x to corresponding data of Rubicon Project based on estimates of Rubicon Project management indicated approximate implied equity value reference ranges for Telaria and Rubicon Project of $4.25 to $4.91 per share and $6.39 to $12.96 per share, respectively, and an approximate implied exchange ratio reference range of 0.328x to 0.768x.

•RBC Capital Markets also observed the following:

othe historical trading performance of Telaria common stock and Rubicon Project common stock during the 52-week period ended December 18, 2019, which indicated low and high intraday prices for Telaria common stock during such 52-week period of $2.56 per share and $10.66 per share, respectively, and low and high intraday prices for Rubicon Project common stock during such 52-week period of $3.00 per share and $10.85 per share, respectively;

opublicly available research analysts’ forward stock price targets for Telaria common stock and Rubicon Project common stock, discounted to present value, which indicated a target stock price range for Telaria common stock of approximately $8.09 to $9.89 per share and a target stock price range for Rubicon Project common stock of approximately $8.79 to $10.55 per share; and

ohistorical next 12 months revenue multiples of Telaria and Rubicon Project during the two-year period ended December 18, 2019 based on publicly available research analysts’ estimates which, after applying the range of such next 12 months revenue multiples observed for Telaria of 0.8x to 6.4x to Telaria’s calendar year 2020 estimated revenue based on estimates of Telaria management and a selected range of such next 12 months revenue multiples observed for Rubicon Project of 0.0x to 3.4x to Rubicon Project’s calendar year 2020 estimated revenue based on estimates of Rubicon Project management, indicated approximate implied equity value reference ranges for Telaria and Rubicon Project of $2.73 to $11.78 per share and $1.37 to $11.14 per share, respectively.

Miscellaneous

Telaria has agreed to pay RBC Capital Markets for its services as a financial advisor to Telaria a fee currently estimated to be approximately $5.5 million, of which a portion was payable upon delivery of RBC Capital Markets’ opinion and approximately $4.5 million is contingent upon consummation of the merger. Telaria also has agreed to reimburse RBC Capital Markets for expenses incurred in connection with RBC Capital Markets’ services and to indemnify RBC Capital Markets and related persons against certain liabilities, including liabilities under federal securities laws, arising out of RBC Capital Markets’ engagement.

As the Telaria board was aware, although during the two-year period prior to the date of RBC Capital Markets’ opinion RBC Capital Markets and its affiliates did not provide investment banking, commercial banking or financial advisory services to Telaria unrelated to the merger or to Rubicon Project for which services RBC Capital Markets and its affiliates received compensation, RBC Capital Markets and its affiliates in the future may provide services to Telaria, Rubicon Project and/or their respective affiliates, for which services RBC Capital Markets and its affiliates would expect to receive customary compensation.

RBC Capital Markets, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, RBC Capital Markets and/or certain of its affiliates may act as a market maker and broker in the publicly traded securities of Telaria, Rubicon Project and/or other entities involved in the merger or their respective affiliates and receive customary compensation in connection therewith, and may also actively trade or hold securities or financial instruments (including loans and other obligations) of such entities for RBC Capital Markets’ or its affiliates’ account or for the account of customers and, accordingly, RBC Capital Markets and its affiliates may hold long or short positions or otherwise effect transactions in such securities or financial instruments.

RBC Capital Markets is an internationally recognized investment banking firm which is regularly engaged in providing financial advisory services in connection with mergers and acquisitions. Telaria selected RBC Capital Markets as Telaria’s financial advisor in connection with the merger on the basis of RBC Capital Markets’ experience in similar transactions, reputation in the investment community and familiarity with Telaria’s and Rubicon Project’s businesses and industry.

Certain Unaudited Prospective Financial Information Prepared by Rubicon Project or Used at Rubicon Project’s Direction

Rubicon Project does not, as a matter of course, make long-term projections as to future performance available to the public other than generally providing, on a quarterly basis, estimated ranges of certain expected financial results and operational metrics for the current or impending quarter or fiscal year in its regular earnings press releases and other investor materials. Rubicon Project avoids making public projections for extended periods given, among other things, the unpredictability of the underlying assumptions and estimates inherent in preparing forecasts.

In connection with evaluating a possible transaction with Telaria, however, Rubicon Project’s management provided certain unaudited prospective financial information for calendar years 2019 through 2023, referred to as the Rubicon Project forecasts, to the Rubicon Project board, Needham & Company and Telaria. The Rubicon Project forecasts were prepared treating Rubicon Project on a stand-alone basis, without giving effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the merger.

In November 2019, Rubicon Project’s management and Telaria’s management also jointly prepared certain estimates of synergies expected to be realized following the completion of the merger, which are referred to as the estimated synergies. The estimated synergies are not reflected in the Rubicon Project forecasts, but are summarized in the section entitled “—Certain Estimated Synergies.”

None of the Rubicon Project forecasts summarized in the table below, the calculations of unlevered free cash flow by Needham & Company based on the Rubicon Project forecasts or the Telaria forecasts (described in the section entitled “—Certain Unaudited Prospective Financial Information Prepared by Telaria or Used at Telaria’s Direction”) and discussions with Rubicon Project management and summarized in the tables below, referred to as the unlevered free cash flow calculations by Needham & Company, or the estimated synergies were prepared with a view toward public disclosure or with a view toward compliance with the published guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, but, in the view of Rubicon Project’s management, were prepared on a reasonable basis and in good faith based on the information available at the time of preparation. However, this information is not fact and should not be relied upon as necessarily indicative of actual future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue, if any, reliance on the Rubicon Project forecasts, the unlevered free cash flow calculations by Needham & Company or the estimated synergies. Rubicon Project cautions stockholders that future results could be materially different from the Rubicon Project forecasts, the unlevered free cash flow calculations by Needham & Company and the estimated synergies. None of Rubicon Project, Telaria, the combined company or any of their respective advisors or other representatives has made or makes any representation to any person regarding the ultimate performance of Rubicon Project, Telaria or the combined company in the future compared to prospective financial information contained in this joint proxy statement/prospectus. Such information covers multiple years and, by its nature, becomes less predictive and subject to greater uncertainty with each succeeding year.

This summary of the Rubicon Project forecasts, the unlevered free cash flow calculations by Needham & Company and the estimated synergies is not included in this joint proxy statement/prospectus to influence your decision whether to vote for the Rubicon Project share issuance proposal or the Telaria merger proposal, but rather to give Rubicon Project stockholders and Telaria stockholders access to non-public information that was shared between Rubicon Project and Telaria and/or provided to Rubicon Project’s and Telaria’s respective boards of directors and financial advisors in connection with the merger. The inclusion of the Rubicon Project forecasts, the unlevered free cash flow calculations by Needham & Company and the estimated synergies in this joint proxy statement/prospectus does not constitute an admission or representation by Rubicon Project or Telaria that such information is material.

The Rubicon Project forecasts were prepared by, and are the responsibility of, Rubicon Project management, and the estimated synergies were prepared by, and are the responsibility of, Rubicon Project management and Telaria management. The unlevered free cash flow calculations by Needham & Company were calculated by Needham & Company using the relevant forecasts that were prepared by, and that are the responsibility of, Rubicon Project management and Telaria management, as applicable, together with discussions with Rubicon Project management and, in the case of the unlevered free cash flow calculations for the pro forma combined company, the base case estimated synergies. Rubicon Project’s current and former independent registered public accounting firms have not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the Rubicon Project forecasts, the unlevered free cash flow calculations by Needham & Company or the estimated synergies and, accordingly, Rubicon Project’s current and former independent registered public accounting firms do not express an opinion or any other form of assurance with respect thereto.

The Rubicon Project forecasts, the unlevered free cash flow calculations by Needham & Company and the estimated synergies are subject to estimates and assumptions in many respects and, as a result, subject to interpretation. While presented with numerical specificity, such information is based upon a variety of estimates and assumptions that are inherently uncertain, although considered reasonable by Rubicon Project’s management as of the date of their preparation. These estimates and assumptions may not be realized for many reasons, including general economic conditions, competition, and the risks discussed in this joint proxy statement/prospectus under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” See also “Where You Can Find More Information.” Given historical and ongoing changes in the advertising technology industry, rapid changes in technology and competition and changes in the laws and regulations applicable to Rubicon Project’s business (including privacy laws), among other things, the further into the future that forecasted numbers extend, the more difficult it is for Rubicon Project to forecast future performance, and the more uncertain and speculative the forecasted results of operations become. The Rubicon Project forecasts, the unlevered free cash flow calculations by Needham & Company and the estimated synergies also reflect assumptions as to certain business decisions that are subject to change. Since the Rubicon Project forecasts reflect financial information for Rubicon Project on a stand-alone basis without giving effect to the merger, they do not reflect any synergies that may be realized as a result of the merger or any changes to Rubicon Project’s operations or strategy that may be implemented after completion of the merger. There can be no assurance that the Rubicon Project forecasts, the unlevered free cash flow calculations by Needham & Company or the estimated synergies will be realized, and actual results may differ materially from those shown.

NONE OF RUBICON PROJECT, TELARIA, THE COMBINED COMPANY OR THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES UNDERTAKES ANY OBLIGATION TO UPDATE, OR OTHERWISE REVISE OR RECONCILE, THE RUBICON PROJECT FORECASTS, THE UNLEVERED FREE CASH FLOW CALCULATIONS BY NEEDHAM & COMPANY OR THE ESTIMATED SYNERGIES TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THE RUBICON PROJECT FORECASTS, THE UNLEVERED FREE CASH FLOW CALCULATIONS BY NEEDHAM & COMPANY OR THE ESTIMATED SYNERGIES WERE GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE RUBICON PROJECT FORECASTS, THE UNLEVERED FREE CASH FLOW CALCULATIONS BY NEEDHAM & COMPANY OR THE ESTIMATED SYNERGIES, AS APPLICABLE, ARE SHOWN TO BE NO LONGER APPROPRIATE. EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, RUBICON PROJECT DOES NOT INTEND TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE RUBICON PROJECT FORECASTS, THE UNLEVERED FREE CASH FLOW CALCULATIONS BY NEEDHAM & COMPANY OR THE ESTIMATED SYNERGIES, EVEN IN THE EVENT THAT ANY OR ALL ASSUMPTIONS ARE SHOWN TO BE NO LONGER APPROPRIATE.

The Rubicon Project forecasts contain certain non-GAAP financial measures, including “Adjusted EBITDA,” that Rubicon Project believes are helpful in understanding its past financial performance and future results. Rubicon Project management regularly uses a variety of financial measures that are not in accordance with GAAP to help it evaluate its business, measure performance, identify trends affecting its business, establish budgets, measure the effectiveness of investments in its technology and development and sales and marketing, and assess its operational efficiencies. The non-GAAP financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to, comparable GAAP measures. While Rubicon Project believes that these non-GAAP financial measures provide meaningful information to help investors understand its operating results and to analyze Rubicon Project’s financial and business trends on a period-to-period basis, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Rubicon Project’s competitors and may not be directly comparable to similarly titled measures of Rubicon Project’s competitors given potential differences in the exact method of calculation.

Rubicon Project defines Adjusted EBITDA as net income (loss) adjusted to exclude stock-based compensation expense, depreciation and amortization, amortization of acquired intangible assets, impairment charges, interest income or expense, and other cash and non-cash based income or expenses that Rubicon Project does not consider indicative of its core operating performance, including, but not limited to foreign exchange gains and losses, acquisition and related items, and provision (benefit) for income taxes. Rubicon Project believes Adjusted EBITDA is useful to investors in evaluating its performance for the following reasons:

•Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s performance without regard to items such as those it excludes in calculating this measure, which can vary substantially from company to company depending upon their financing, capital structures, and the method by which assets were acquired.

•Rubicon Project management uses Adjusted EBITDA in conjunction with GAAP financial measures for planning purposes, including the preparation of Rubicon Project’s annual operating budget, as a measure of performance and the effectiveness of its business strategies, and in communications with the Rubicon Project board concerning Rubicon Project’s performance. Adjusted EBITDA may also be used as a metric for determining payment of cash incentive compensation.

•Adjusted EBITDA provides a measure of consistency and comparability with Rubicon Project’s past performance that many investors find useful, facilitates period-to-period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.

Although Adjusted EBITDA is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Rubicon Project’s results of operations as reported under GAAP. These limitations include:

•Stock-based compensation is a non-cash charge and will remain an element of Rubicon Project’s long-term incentive compensation package, although Rubicon Project excludes it as an expense when evaluating its ongoing operating performance for a particular period.

•Depreciation and amortization are non-cash charges, and the assets being depreciated or amortized will often have to be replaced in the future, but Adjusted EBITDA does not reflect any cash requirements for these replacements.

•Impairment charges are non-cash charges related to goodwill, intangible assets and/or long-lived assets.

•Adjusted EBITDA does not reflect non-cash charges related to acquisition and related items, such as amortization of acquired intangible assets and changes in the fair value of contingent consideration.

•Adjusted EBITDA does not reflect cash and non-cash charges and changes in, or cash requirements for, acquisition and related items, such as certain transaction expenses and expenses associated with earn-out amounts.

•Adjusted EBITDA does not reflect changes in Rubicon Project’s working capital needs, capital expenditures, or contractual commitments.

•Adjusted EBITDA does not reflect cash requirements for income taxes and the cash impact of other income or expense.

•Other companies may calculate Adjusted EBITDA differently than Rubicon Project does, limiting its usefulness as a comparative measure.

Rubicon Project’s Adjusted EBITDA is influenced by fluctuations in its revenue and the timing and amounts of its investments in its operations. Adjusted EBITDA should not be considered as an alternative to net income (loss), operating loss, or any other measure of financial performance calculated and presented in accordance with GAAP.

Financial measures included in forecasts (including the Rubicon Project forecasts) provided to a board of directors or financial advisor in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore the Rubicon Project forecasts are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Rubicon Project board, Telaria, or Rubicon Project’s or Telaria’s respective financial advisors in connection with the merger. Accordingly, no reconciliation of the financial measures included in the Rubicon Project forecasts is provided in this joint proxy statement/prospectus.

The following table summarizes certain Rubicon Project forecasts prepared by Rubicon Project management for the Rubicon Project board, Needham & Company and Telaria, and approved by the Rubicon Project board for Needham & Company’s use in connection with rendering Needham & Company’s opinion to the Rubicon Project board (amounts may reflect rounding):

	Calendar Year (in millions, and all amounts in USD)
	2019E(1)	2020E	2021E	2022E	2023E
Total Revenue	$155.7	$186.6	$217.7	$249.1	$276.7
Adjusted EBITDA	25.0	34.4	51.7	70.4	85.5

(1)On December 16, 2019, Rubicon Project provided to Telaria an updated calendar year 2019 forecast taking into account actual results through such date, which forecast included estimated calendar year 2019 total revenue of $156.2 million and estimated calendar year 2019 Adjusted EBITDA of $25.6 million. Telaria’s management provided such updated calendar year 2019 total revenue and Adjusted EBITDA estimates to Telaria’s financial advisor for its use and reliance in its financial analyses. The unlevered free cash flow calculations by Needham & Company based on the Rubicon Project forecasts and discussions with Rubicon Project management and its discounted cash flow analyses based thereon pertained only to calendar years 2020 through 2023. To the extent that certain financial analyses pertained to calendar year 2019, Needham & Company used the estimated calendar year 2019 total revenue and Adjusted EBITDA figures set forth in the above table in such financial analyses.  As of January 30, 2020, Rubicon Project management expected Rubicon Project’s calendar year 2019 total revenue to be approximately $156 million.

The following table summarizes the estimated amounts of unlevered free cash flow of Rubicon Project for the calendar years 2020 through 2023, as calculated by Needham & Company based on the Rubicon Project forecasts and discussions with Rubicon Project management for purposes of Needham & Company’s financial analyses described in the section entitled “—Opinion of Rubicon Project’s Financial Advisor” (amounts may reflect rounding):

	Calendar Year (in millions, and all amounts in USD)
	2020E	2021E	2022E	2023E
Unlevered Free Cash Flow(1)	$(12.5)	$(1.5)	$23.1	$31.9

(1)Unlevered free cash flow, as referenced in the section entitled “—Opinion of Rubicon Project’s Financial Advisor” with respect to the Rubicon Project forecasts, is a non-GAAP financial measure calculated by Needham & Company based on the Rubicon Project forecasts and discussions with Rubicon Project management and represents income from operations, minus a 25% cash tax expense, plus depreciation and amortization, plus stock-based compensation, plus estimated tax benefits of NOL carryforwards, minus capital expenditures, plus decreases (or minus increases) in working capital. Income from operations, as calculated based on the Rubicon Project forecasts, represents Adjusted EBITDA minus depreciation and amortization, minus stock-based compensation. Unlevered free cash flow should not be considered as an alternative to cash flows or a measure of liquidity.

In addition, Rubicon Project management received the Telaria forecasts for the calendar years 2019 through 2023 described in the section entitled “—Certain Unaudited Prospective Financial Information Prepared by Telaria or Used at Telaria’s Direction” from Telaria management, and Rubicon Project management provided such Telaria forecasts to Needham & Company for purposes of Needham & Company’s financial analyses. The following table summarizes the estimated amounts of unlevered free cash flow of Telaria for calendar years 2020 through 2023, as calculated by Needham & Company based on the Telaria forecasts and discussions with Rubicon Project management for purposes of Needham & Company’s financial analyses described in the section entitled “—Opinion of Rubicon Project’s Financial Advisor” (amounts may reflect rounding):

	Calendar Year (in millions, and all amounts in USD)
	2020E	2021E	2022E	2023E
Unlevered Free Cash Flow(1)	$1.8	$9.0	$16.0	$19.2

(1)Unlevered free cash flow, as referenced in the section entitled “—Opinion of Rubicon Project’s Financial Advisor” with respect to the Telaria forecasts, is a non-GAAP financial measure calculated by Needham & Company based on the Telaria forecasts and discussions with Rubicon Project management, and represents income from operations, minus a 25% cash tax expense, plus depreciation and amortization, plus stock-based compensation, plus estimated tax benefits of NOL carryforwards, minus capital expenditures, plus decreases (or minus increases) in working capital. Income from operations, as calculated based on the Telaria forecasts, represents Adjusted EBITDA minus depreciation and amortization, minus stock-based compensation. Unlevered free cash flow should not be considered as an alternative to cash flows or a measure of liquidity.

The following table summarizes the estimated amounts of unlevered free cash flow for the pro forma combined company for the calendar years 2020 through 2023, as calculated by Needham & Company based on the Rubicon Project and Telaria standalone company forecasts and discussions with Rubicon Project management, and reflecting the base case estimated synergies by Rubicon Project and Telaria management provided by Rubicon Project management to Needham & Company, for purposes of Needham & Company’s financial analyses described in the section entitled “—Opinion of Rubicon Project’s Financial Advisor” (amounts may reflect rounding):

	Calendar Year (in millions, and all amounts in USD)
	2020E	2021E	2022E	2023E
Unlevered Free Cash Flow(1)	$(7.2)	$38.0	$66.7	$84.7

(1)Unlevered free cash flow, as referenced in the section entitled “—Opinion of Rubicon Project’s Financial Advisor” with respect to the pro forma combined company, is a non-GAAP financial measure calculated by Needham & Company based on the standalone Rubicon Project and Telaria forecasts and discussions with Rubicon Project management, and reflecting the base case estimated synergies by Rubicon Project and Telaria management, and represents income from operations, minus restructuring costs, minus a 25% cash tax expense, plus depreciation and amortization, plus stock-based compensation, plus estimated tax benefits of NOL carryforwards, minus capital expenditures, plus decreases (or minus increases) in working capital. Unlevered free cash flow should not be considered as an alternative to cash flows or a measure of liquidity.

Certain Unaudited Prospective Financial Information Prepared by Telaria or Used at Telaria’s Direction

Telaria does not, as a matter of course, make long-term projections as to future performance available to the public other than generally providing, on a quarterly basis, estimated ranges of certain expected financial results and operational metrics for the current or impending quarter or fiscal year in its regular earnings press releases and other investor materials. Telaria avoids making public projections for extended periods given, among other things, the unpredictability of the underlying assumptions and estimates.

In connection with evaluating a possible transaction with Rubicon Project, however, Telaria’s management provided to the Telaria board certain unaudited prospective financial information for the calendar years 2019 through 2023, which forecasts were extrapolated for calendar years 2024 through 2029. Such forecasts and extrapolations are collectively referred to herein as the Telaria forecasts. In addition, Telaria management received the Rubicon Project forecasts for calendar years 2019 through 2023 described in the section entitled “—Certain Unaudited Prospective Financial Information Prepared by Rubicon Project or Used at Rubicon Project’s Direction” from Rubicon Project management, and provided such Rubicon Project forecasts to the Telaria board and RBC Capital Markets, which Rubicon Project forecasts also were extrapolated for calendar years 2024 through 2029. The Rubicon Project forecasts as extrapolated are referred to as the Telaria-extrapolated Rubicon Project forecasts. The Telaria forecasts and Telaria-extrapolated Rubicon Project forecasts were provided to Telaria’s financial advisor, RBC Capital Markets, for its use and reliance in connection with its financial analyses and opinion as described in the section entitled “—Opinion of Telaria’s Financial Advisor.” Telaria provided the Telaria forecasts for calendar years 2019 through 2023, but did not provide the extrapolated Telaria forecasts for calendar years 2024 through 2029, to Rubicon Project.

The Telaria forecasts were prepared by Telaria management treating Telaria on a stand-alone basis, without giving effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. The Telaria forecasts and Telaria-extrapolated Rubicon Project forecasts were prepared based on information and market factors known to Telaria management at the time prepared and are based on numerous estimates and assumptions with respect to matters such as future industry performance and competition, general business, economic, market and geopolitical conditions, and additional matters specific to Telaria’s and Rubicon Project’s respective businesses, all of which are difficult to predict and many of which are beyond Telaria’s and Rubicon Project’s control.

In November 2019, Rubicon Project’s management and Telaria’s management also jointly prepared certain estimates of synergies expected to be realized following the completion of the merger, which are referred to as the estimated synergies. The estimated synergies are not reflected in the Rubicon Project forecasts, but are summarized in the section entitled “—Certain Estimated Synergies.”

None of the Telaria forecasts or the Telaria-extrapolated Rubicon Project forecasts summarized below or the estimated synergies were prepared with a view toward public disclosure or with a view toward compliance with the published guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, but, in the view of Telaria’s management, were prepared on a reasonable basis and in good faith based on the information available at the time of preparation. However, this information is not fact and should not be relied upon as necessarily indicative of actual future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue, if any, reliance on the Telaria forecasts, the Telaria-extrapolated Rubicon Project forecasts or the estimated synergies. Telaria cautions stockholders that future results could be materially different from the Telaria forecasts, the Telaria-extrapolated Rubicon Project forecasts and the estimated synergies. None of Telaria, Rubicon Project, the combined company or any of their respective advisors or other representatives has made or makes any representation to any person regarding the ultimate performance of Telaria, Rubicon Project or the combined company in the future compared to prospective financial information contained in this joint proxy statement/prospectus. Such information covers multiple years and, by its nature, becomes less predictive and subject to greater uncertainty with each succeeding year.

This summary of the Telaria forecasts, the Telaria-extrapolated Rubicon Project forecasts and the estimated synergies is not included in this joint proxy statement/prospectus to influence your decision whether to vote for the Telaria merger proposal or the Rubicon Project share issuance proposal, but rather to give Telaria stockholders and Rubicon Project stockholders access to non-public information that was shared between Telaria and Rubicon Project and/or provided to Telaria’s and Rubicon Project’s respective boards of directors and financial advisors in connection with the merger. The inclusion of the Telaria forecasts, the Telaria-extrapolated Rubicon Project forecasts and the estimated synergies in this joint proxy statement/prospectus does not constitute an admission or representation by Telaria or Rubicon Project that such information is material.

The Telaria forecasts and the Telaria-extrapolated Rubicon Project forecasts were prepared by, and are the responsibility of, Telaria management, and the estimated synergies were prepared by, and are the responsibility of, Telaria management and Rubicon Project management. Telaria’s current and former independent registered public accounting firms have not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the Telaria forecasts, the Telaria-extrapolated Rubicon Project forecasts or the estimated synergies and, accordingly, Telaria’s current and former independent registered public accounting firms do not express an opinion or any other form of assurance with respect thereto. Neither Telaria’s current or former independent registered public accounting firms have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

The Telaria forecasts, the Telaria-extrapolated Rubicon Project forecasts and the estimated synergies are subject to estimates and assumptions in many respects and, as a result, subject to interpretation. While presented with numerical specificity, such information is based upon a variety of estimates and assumptions that are inherently uncertain, although considered reasonable by Telaria’s management as of the date of their preparation. These estimates and assumptions may not be realized for many reasons, including general economic conditions, competition, and the risks discussed in this joint proxy statement/prospectus under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” See also “Where You Can Find More Information.” Given historical and ongoing changes in the advertising technology industry, rapid changes in technology and competition and changes in the laws and regulations applicable to Telaria’s business (including privacy laws), among other things, the further into the future that forecasted numbers extend, the more difficult it is for Telaria to forecast future performance, and the more uncertain and speculative the forecasted results of operations become. The Telaria forecasts, the Telaria-extrapolated Rubicon Project forecasts and the estimated synergies also reflect assumptions as to certain business decisions that are subject to change. Since the Telaria forecasts and Telaria-extrapolated Rubicon Project forecasts reflect financial information for Telaria and Rubicon Project, each on a stand-alone basis without giving effect to the merger, they do not reflect any synergies that may be realized as a result of the merger or any changes to the combined company’s operations or strategy that may be implemented after completion of the merger. There can be no assurance that the Telaria forecasts, the Telaria-extrapolated Rubicon Project forecasts or the estimated synergies will be realized, and actual results may differ materially from those shown.

NONE OF TELARIA, RUBICON PROJECT, THE COMBINED COMPANY OR THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES UNDERTAKES ANY OBLIGATION TO UPDATE, OR OTHERWISE REVISE OR RECONCILE, THE TELARIA FORECASTS, THE TELARIA-EXTRAPOLATED RUBICON PROJECT FORECASTS OR THE ESTIMATED SYNERGIES TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THE TELARIA FORECASTS, THE TELARIA-EXTRAPOLATED RUBICON PROJECT FORECASTS OR THE ESTIMATED SYNERGIES WERE GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE TELARIA FORECASTS, THE TELARIA-EXTRAPOLATED RUBICON PROJECT FORECASTS OR THE ESTIMATED SYNERGIES, AS APPLICABLE, ARE SHOWN TO BE NO LONGER APPROPRIATE. EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, TELARIA DOES NOT INTEND TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE TELARIA FORECASTS, THE TELARIA-EXTRAPOLATED RUBICON PROJECT FORECASTS OR THE ESTIMATED SYNERGIES, EVEN IN THE EVENT THAT ANY OR ALL ASSUMPTIONS ARE SHOWN TO BE NO LONGER APPROPRIATE.

The Telaria forecasts contain certain non-GAAP financial measures, including “Adjusted EBITDA,” that Telaria believes are helpful in understanding its financial performance and future results. Telaria management regularly uses a variety of financial measures that are not in accordance with GAAP to help it evaluate its business, measure performance, identify trends affecting its business, establish budgets, measure the effectiveness of investments in its technology and development and sales and marketing, and assess its operational efficiencies. The non-GAAP financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to, comparable GAAP measures. While Telaria believes that these non-GAAP financial measures provide meaningful information to help investors understand its operating results and to analyze Telaria’s financial and business trends on a period-to-period basis, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Telaria’s competitors and may not be directly comparable to similarly titled measures of Telaria’s competitors given potential differences in the exact method of calculation.

Telaria defines Adjusted EBITDA as net income (loss) from continuing operations, before depreciation and amortization expense, total interest and other income (expense), net and (benefit) provision for income taxes, and as adjusted to eliminate the impact of non-cash stock-based compensation expense, expenses for prior corporate facilities required to be recorded as operating expenses as a result of the adoption of certain accounting standards, acquisition-related costs and executive severance, retention and recruiting costs. Telaria believes Adjusted EBITDA is useful to investors in evaluating its performance for the following reasons:

•Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s performance without regard to items such as those it excludes in calculating this measure, which can vary substantially from company to company depending upon their financing, capital structures, and the method by which assets were acquired.

•Telaria management uses Adjusted EBITDA in conjunction with GAAP financial measures for planning purposes, including the preparation of Telaria’s annual operating budget, as a measure of performance and the effectiveness of its business strategies, and in communications with the Telaria board concerning Telaria’s performance. Adjusted EBITDA may also be used as a metric for determining payment of cash incentive compensation.

•Adjusted EBITDA provides a measure of consistency and comparability with Telaria’s past performance that many investors find useful, facilitates period-to-period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.

Although Adjusted EBITDA is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Telaria’s results of operations as reported under GAAP. These limitations include:

•Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash and capital expenditure requirements for such replacements or for new capital expenditure requirements.

•Adjusted EBITDA does not reflect changes in, or cash requirements for, Telaria’s working capital needs.

•Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to Telaria.

•Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation.

•Adjusted EBITDA does not reflect costs related to prior corporate facilities, acquisition related costs, and executive severance, retention and recruiting costs that may represent a reduction in cash available to Telaria.

•Other companies, including companies in Telaria’s industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Telaria’s Adjusted EBITDA is influenced by fluctuations in its revenue and the timing and amounts of its investments in its operations. Adjusted EBITDA should not be considered as an alternative to net income (loss), operating loss, or any other measure of financial performance calculated and presented in accordance with GAAP.

Financial measures included in forecasts (including the Telaria forecasts and Telaria-extrapolated Rubicon Project forecasts) provided to a board of directors or financial advisor in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore the Telaria forecasts and Telaria-extrapolated Rubicon Project forecasts are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Telaria board, Rubicon Project, or Telaria’s or Rubicon Project’s respective financial advisors in connection with the merger. Accordingly, no reconciliation of the financial measures included in the Telaria forecasts is provided in this joint proxy statement/prospectus.

The following table summarizes certain Telaria forecasts or financial information derived from such forecasts for the calendar years 2019 through 2023 (amounts may reflect rounding):

	(in millions, and all amounts in USD)
	CY 2019E		CY 2020E	CY 2021E	CY 2022E	CY 2023E
Total Revenue(1)	$69.0	(2)	$87.0	$102.5	$117.0	$130.9
Adjusted EBITDA(3)	$2.0		$9.5	$17.4	$25.3	$32.6
Unlevered Free Cash Flow(4)		(5)	$1.6	$7.0	$12.2	$17.1

(1)Substantially all of Telaria’s revenue is recognized net of inventory costs. However, for certain transactions, Telaria reports revenue on a gross basis.

(2)The initial calendar year 2019-2023 forecast Telaria provided to Rubicon Project included estimated calendar year 2019 total revenue of $70.0 million. Rubicon Project’s management provided such forecast to its financial advisor, which it used in its financial analyses. On December 16, 2019, Telaria provided Rubicon Project with an updated calendar year 2019 estimated total revenue forecast, taking into account actual results through such date, of $69.0 million (as reflected in the table above). The Telaria forecasts for Adjusted EBITDA for calendar year 2019 and total revenue and Adjusted EBITDA for calendar years 2020 through 2023 were unchanged. Telaria’s management provided such updated calendar year 2019 total revenue estimate to Telaria’s financial advisor for its use and reliance in its financial analyses. The unlevered free cash flow calculations by Needham & Company based on the Telaria forecasts and its discounted cash flow analysis based thereon pertained only to calendar years 2020 through 2023. To the extent Needham & Company’s financial analyses pertained to calendar year 2019 revenue, such financial analyses used the estimated 2019 total revenue figure of $70.0 million included in Telaria’s initial forecast. As of January 30, 2020, Telaria management expected Telaria’s calendar year 2019 total revenue to be approximately $68 million.

(3)The calculation of Adjusted EBITDA is described above. Adjusted EBITDA is a non-GAAP financial measure.

(4)Unlevered free cash flow represents Adjusted EBITDA less stock-based compensation, a 25% cash tax expense, and capital expenditures, plus decreases (or less increases) in working capital. Unlevered free cash flow is a non-GAAP financial measure and was arithmetically derived by RBC Capital Markets from the Telaria forecasts for purposes of RBC Capital Markets’ discounted cash flow analysis of Telaria. Unlevered free cash flow should not be considered as an alternative to cash flows or a measure of liquidity.

(5)Not calculated.

The extrapolated Telaria forecasts for calendar years 2024 through 2029 reflected (i) estimated total revenue of $144.7 million, $158.0 million, $170.6 million, $181.9 million, $191.5 million and $199.2 million, respectively, and (ii) estimated Adjusted EBITDA of $37.6 million, $42.7 million, $47.8 million, $52.9 million, $57.6 million and $62.0 million, respectively.  Estimated unlevered free cash flow for calendar years 2024 through 2029 as arithmetically derived by RBC Capital Markets from the extrapolated Telaria forecasts for purposes of RBC Capital Markets’ discounted cash flow analysis of Telaria was $20.3 million, $23.6 million, $27.1 million, $30.6 million, $34.1 million and $37.3 million, respectively.

For a summary of certain Rubicon Project forecasts for calendar years 2019 through 2023, see the section entitled “—Certain Unaudited Prospective Financial Information Prepared by Rubicon Project or Used at Rubicon Project’s Direction.”  The Telaria-extrapolated Rubicon Project forecasts for calendar years 2024 through 2029 reflected (i) estimated total revenue, based on the Rubicon Project forecasts of total revenue for calendar years 2019 through 2023, of $304.5 million, $332.1 million, $358.8 million, $384.0 million, $407.1 million and $427.5 million, respectively, and (ii) estimated Adjusted EBITDA, based on the Rubicon Project forecasts of Adjusted EBITDA for calendar years 2019 through 2023, of $96.3 million, $107.4 million, $118.7 million, $129.8 million, $140.6 million and $150.7 million, respectively.  Rubicon Project unlevered free cash flow (calculated as Adjusted EBITDA less stock-based compensation, a 25% cash tax expense and capital expenditures, plus decreases (or less increases) in working capital) for calendar years 2020 through 2029 as arithmetically derived by RBC Capital Markets from the Telaria-extrapolated Rubicon Project forecasts for purposes of RBC Capital Markets’ discounted cash flow analysis of Rubicon Project was ($9.3) million, ($1.5) million, $17.5 million, $26.2 million, $34.3 million, $42.6 million, $50.9 million, $59.3 million, $67.4 million and $75.2 million, respectively.

Certain Estimated Synergies

Rubicon Project’s management and Telaria’s management jointly prepared and provided to the Rubicon Project board and Telaria board, respectively, estimates of cost and revenue synergies, referred to as the estimated synergies, that the combined company could achieve after completion of the merger, including expected annual run rate cost synergies of approximately $15-20 million. The estimated cost synergies are expected to come primarily from the consolidation and reduction of areas of overlap in operating and other expenses. These include consolidation of offices, sales and marketing expenses, consolidation of backoffice support function and leverage in certain vendor pricing due to increased scale, and reductions in expenses from maintaining two separate public companies. The estimated revenue synergies are expected to come over time primarily as a result of the combined company’s broader platform offerings, greater marketing strength on a combined basis and potential cross-marketing opportunities to current customers of Rubicon Project and Telaria. The estimated synergies assume that the expected benefits of the merger will be realized, including that no restrictions, terms or other conditions would be imposed in connection with the receipt of any necessary governmental, regulatory or other approvals or consents in connection with the completion of the merger. See the sections above entitled “—Certain Unaudited Prospective Financial Information Prepared by Rubicon Project or Used at Rubicon Project’s Direction” and “—Certain Unaudited Prospective Financial Information Prepared or Provided by Telaria or Used at Telaria’s Direction” for further information regarding the uncertainties underlying the estimated synergies as well as the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” for further information regarding the uncertainties and factors associated with realizing the synergies in connection with the merger.

Interests of Rubicon Project’s Directors and Executive Officers in the Merger

Certain of the directors and executive officers of Rubicon Project have interests in the merger that are different from, or in addition to, the interests of stockholders of Rubicon Project generally. The members of the Rubicon Project board were aware of, and considered, these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the stockholders of Rubicon Project approve the Rubicon Project share issuance proposal. Rubicon Project stockholders should take these interests into account in deciding whether to vote “FOR” the Rubicon Project share issuance proposal. The interests of each person who has served as a non-employee director or executive officer of Rubicon Project since January 1, 2019, if any, are described in more detail below, and certain of them are quantified within the narrative disclosure. The amounts presented in the following discussion do not reflect the impact of applicable withholding or other taxes.

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•The relevant price per share of Rubicon Project common stock is $8.41, which is the average closing price per share of Rubicon Project common stock as reported on the NYSE over the first five trading days following the first public announcement of the merger on December 19, 2019;

•The merger occurs on January 24, 2020, which is the assumed completion date of the merger solely for purposes of the disclosure in this section; and

•Each executive officer of Rubicon Project experiences an involuntary termination as defined in the relevant Rubicon Project plans and agreements, on the assumed merger date of January 24, 2020 and immediately following the completion of the merger.

As a result of these assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts, if any, to be received by Rubicon Project’s executive officers may materially differ from the amounts set forth in this section.

Rubicon Project Severance and Vesting Acceleration Agreements

Rubicon Project has not entered into any agreement with any of its executive officers or any member of its board of directors that provides for any benefits, including acceleration of vesting of any outstanding Rubicon Project equity awards, solely as a result of the merger.

Rubicon Project is party to severance and vesting acceleration agreements with each of its executive officers, referred to as the Rubicon Project severance agreements. The severance agreements each provide that if Rubicon Project terminates the employment of the executive officer without “cause” (as defined in the applicable severance agreement) or if the executive resigns for “good reason” (as defined in the applicable severance agreement) (such a termination, an “involuntary termination”), the executive officer will be entitled to receive certain severance and vesting acceleration benefits which are enhanced upon such an involuntary termination that follows a sale transaction (as defined in the applicable severance agreement). Although the merger will not qualify as a sale transaction pursuant to the terms of the severance agreements, the Rubicon Project board has nevertheless approved providing each of the executive officers with the enhanced benefits that each such executive officer would be entitled to receive under his or her severance agreement in the event that the executive officer were to experience an involuntary termination in connection with a sale transaction upon, or on or before the date that is 13 months following, the closing of the merger. Each of Rubicon Project’s eight executive officers is eligible for such enhanced benefits, referred to as the enhanced severance benefits, under his or her severance agreement in connection with the merger: Michael Barrett, David Day, Jonathan Feldman, Eve Filip, Thomas Kershaw, Joseph Prusz, Adam Soroca and Blima Tuller.

Specifically, an executive officer who experiences an involuntary termination upon, or on or before the date that is 13 months following, the closing of the merger, will be entitled to receive (subject to the executive officer’s execution of a release of claims in favor of Rubicon Project and continued compliance with the executive officer’s obligations regarding assignment of intellectual property and protection of confidential information):

•continuation of the executive officer’s then-current base salary for a specified severance period, payable in substantially equal installments (which is equal to 12 months for each of Messrs. Barrett, Day, Feldman and Kershaw and Ms. Filip and 6 months for each of Messrs. Prusz, and Soroca and Ms. Tuller) and, in the case of Messrs. Barrett and Day, the cash severance amount shall also include the value of the executive officer’s target annual bonus opportunity;

•a lump sum payment equal to the prorated target annual bonus for the year of termination of employment based upon the portion of the year worked and net of bonus amounts previously paid for the year;

•full vesting of outstanding equity awards and continued exercisability of each vested stock option until the earlier of the first anniversary of the date of termination or the applicable expiration date of the stock option; and

•up to 6 months (for Messrs. Feldman, Kershaw, Prusz and Soroca and Mses. Filip and Tuller) or 12 months (for Messrs. Barrett and Day), or such earlier date as the executive officer becomes eligible for coverage under a subsequent employer’s group health plan, of payments at Rubicon Project’s expense for COBRA continuation healthcare benefit coverage under the Rubicon Project group health plan in which the executive officer was covered at the time of the involuntary termination.

See the section below entitled “—Quantification of Potential Payments and Benefits to Rubicon Project’s Named Executive Officers in Connection with the Merger” for the estimated amount of severance benefits and estimated value of unvested equity awards that each of Rubicon Project’s named executive officers would receive pursuant to the enhanced severance benefits upon a qualifying involuntary termination that occurs upon, or on or before the date that is 13 months following, the completion of the merger. Based on the assumptions described above under “—Certain Assumptions,” upon a qualifying involuntary termination of employment under the severance agreements upon, or on or before the date that is 13 months following, the completion of the merger (1) the estimated aggregate cash severance (including prorated bonus) payable to Rubicon Project’s three executive officers who are not named executive officers pursuant to the enhanced severance benefits is $0.8 million, and (2) the estimated aggregate value of unvested equity awards held by Rubicon Project’s three executive officers who are not named executive officers that would become vested pursuant to the enhanced severance benefits is as follows: unvested Rubicon Project stock options—$0.4 million; and unvested Rubicon Project restricted stock unit awards—$1.8 million.  See the section entitled “—Governance of the Combined Company After the Merger” for additional information regarding the expected designation of certain individuals as executive officers of the combined company at the completion of the merger.

Designation of Combined Company Chief Executive Officer

At the completion of the merger, the chief executive officer of Rubicon Project as of immediately before the completion of the merger will continue to serve as chief executive officer of the combined company. The parties expect that Michael Barrett will continue to be the chief executive officer of Rubicon Project as of immediately before the completion of the merger. See the section entitled “—Governance of the Combined Company After the Merger” for additional information.

Membership on the Combined Company’s Board of Directors

At the completion of the merger, the board of directors of the combined company will consist of nine directors, including four independent directors who were members of the Rubicon Project board as of immediately before the completion of the merger and Rubicon Project’s chief executive officer, expected to be Michael Barrett. See the section entitled “—Governance of the Combined Company After the Merger” for additional information.

Quantification of Potential Payments and Benefits to Rubicon Project’s Named Executive Officers in Connection with the Merger

The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of Rubicon Project that is based on, or otherwise relates to, the merger. For additional details regarding the terms of the payments and benefits described below, see the discussion under “Interests of Rubicon Project’s Directors and Executive Officers in the Merger.”

The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur after the date hereof and before completion of the merger. For instance, at this time each of Messrs. Barrett, Day, Kershaw, Soroca, and Prusz is expected to continue to perform in their existing role and hold their current title after the merger.  For additional information, see the discussion under “—Governance of the Combined Company After the Merger.”  For purposes of calculating such amounts, the following assumptions were used:

•The relevant price per share of Rubicon Project common stock is $8.41, which is the average closing price per share of Rubicon Project common stock as reported on the NYSE over the first five trading days following the first public announcement of the merger on December 19, 2019;

•The merger occurs on January 24, 2020, which is the assumed completion date of the merger solely for purposes of the disclosure in this section; and

•The eligible named executive officer of Rubicon Project experiences an involuntary termination as defined in the applicable Rubicon Project severance agreement, on the assumed merger date of January 24, 2020 and immediately following the completion of the merger.

The calculations in the table below do not include amounts the eligible Rubicon Project named executive officers were already entitled to receive or vested in as of the date hereof. In addition, these amounts do not attempt to forecast any additional equity or cash award grants, issuances or forfeitures that may occur, or future dividend equivalents that may be accrued, prior to the closing of the merger. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by the eligible named executive officer may materially differ from the amounts set forth below.

For purposes of this discussion, “double trigger” refers to benefits that require two conditions, which are the completion of the merger as well as a qualifying termination of employment on or within 13 months following the completion of the merger.

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites / Benefits ($)(3)	Total ($)
Michael Barrett	1,062,452	9,554,789	32,079	10,649,320
David Day	676,384	2,648,894	32,079	3,357,357
Thomas Kershaw	442,329	3,667,547	16,040	4,125,916
Adam Soroca	176,678	2,290,645	16,040	2,483,363
Joseph Prusz	176,678	2,073,605	16,040	2,266,323

(1)Cash. Consists of (a) a cash severance payment equal to twelve months of base salary for Messrs. Barrett, Day and Kershaw and six months of base salary for Messrs. Soroca and Prusz, and for Messrs. Barrett and Day, the executive officer’s target annual bonus, and (b) a prorated target annual bonus for the year of termination of employment based upon the portion of the year worked net of bonus amounts already paid for such year. The cash severance and prorated bonus payments are “double trigger” and become payable only upon a qualifying involuntary termination under the executive officer’s severance agreement upon, or on or before the date that is 13 months following, the completion of the merger (see the section entitled “—Rubicon Project Severance and Vesting Acceleration Agreements”). The estimated amount of each such payment is shown in the following table.

Named Executive Officer	Cash Severance ($)	Prorated Bonus ($)	Total ($)
Michael Barrett	1,030,000	32,452	1,062,452
David Day	660,000	16,384	676,384
Thomas Kershaw	425,000	17,329	442,329
Adam Soroca	325,000	14,178	176,678
Joseph Prusz	325,000	14,178	176,678

(2)Equity. Consists of accelerated vesting of unvested Rubicon Project stock options and Rubicon Project restricted stock unit awards. This accelerated vesting is a “double trigger” benefit and is triggered only upon a qualifying involuntary termination of employment under the executive officer’s severance agreement upon, or on or before the date that is 13 months following, the completion of the merger (see the section entitled “—Rubicon Project Severance and Vesting Acceleration Agreements”). The estimated value of each such benefit is shown in the following table.

Named Executive Officer	Rubicon Project Stock Options ($)	Rubicon Project Restricted Stock Unit Awards ($)	Total ($)
Michael Barrett	2,509,589	7,045,200	9,554,789
David Day	722,626	1,926,268	2,648,894
Thomas Kershaw	964,312	2,703,235	3,667,547
Adam Soroca	608,973	1,681,672	2,290,645
Joseph Prusz	540,159	1,533,446	2,073,605

(3)Perquisites/Benefits. Consists of estimated value of up to 12 months (6 months for Messrs. Kershaw, Soroca and Prusz) of healthcare benefit continuation coverage. Such benefits are “double trigger” and are provided only upon a qualifying involuntary termination of employment under the executive officer’s severance agreement upon, or on or before the date that is 13 months following, the completion of the merger (see the section entitled “—Rubicon Project Severance and Vesting Acceleration Agreements”). The estimated value of such benefit is shown in the following table.

Named Executive Officer	Healthcare Premium Reimbursement ($)
Michael Barrett	32,079
David Day	32,079
Thomas Kershaw	16,040
Adam Soroca	16,040
Joseph Prusz	16,040

Interests of Telaria’s Directors and Executive Officers in the Merger

Certain of the directors and executive officers of Telaria have interests in the merger that are different from, or in addition to, the interests of stockholders of Telaria generally. The members of the Telaria board were aware of, and considered, these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the stockholders of Telaria adopt the merger agreement. Telaria stockholders should take these interests into account in deciding whether to vote “FOR” the Telaria merger proposal.

The interests of each person who has served as a non-employee director or executive officer of Telaria since January 1, 2019, if any, are described in more detail below, and certain of them are quantified within the narrative disclosure. The amounts presented in the following discussion do not reflect the impact of applicable withholding or other taxes. Telaria’s non-employee directors since January 1, 2019 include Doug Knopper, Rachel Lam, Warren Lee, James Rossman, Robert Schechter, and Kevin Thompson. Telaria’s executive officers since January 1, 2019 include Paul Caine, Katie Evans, Adam Lowy, John Rego, Rama Roberts, and Mark Zagorski. Paul Caine and Mark Zagorski have also served as directors since January 1, 2019. Messrs. Caine and Zagorski have also served as directors since January 1, 2019. Effective as of January 1, 2020, Mr. Caine transitioned from executive chairman of the Telaria board to non-executive chairman of the Telaria board. Despite his current status as a non-employee director, Mr. Caine is identified as an executive officer for purposes of the disclosure in this section due to his prior service as the executive chairman of the Telaria board.

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•The relevant price per share of Telaria common stock is $9.17, which is the average closing price per share of Telaria common stock as reported on the NYSE over the first five trading days following the first public announcement of the merger on December 19, 2019;

•The merger occurs on January 24, 2020, which is the assumed completion date of the merger solely for purposes of the disclosure in this section; and

•Each executive officer of Telaria experiences a qualified separation as defined in the relevant Telaria plans and agreements, on the assumed merger date of January 24, 2020 and immediately following the completion of the merger.

As a result of these assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts, if any, to be received by Telaria’s directors and executive officers may materially differ from the amounts set forth in this section. For purposes of the discussion in this section, “single trigger” refers to benefits that arise as solely as a result of the completion of the merger and “double trigger” refers to benefits that require two conditions, which are the completion of the merger as well as a qualifying termination of employment.

Treatment of Telaria Equity Awards

Telaria Stock Options

Upon completion of the merger, each then-outstanding Telaria stock option (whether vested or unvested) will automatically be assumed by Rubicon Project and converted into an option to purchase (1) that number of shares of Rubicon Project common stock, rounded down to the nearest whole number of shares, equal to the product of (a) the number of shares of Telaria common stock subject to such Telaria stock option and (b) the exchange ratio, (2) at an exercise price per share of Rubicon Project common stock, rounded up to the nearest whole cent, equal to the quotient of (a) the exercise price per share of Telaria common stock of such Telaria stock option immediately prior to the completion of the merger and (b) the exchange ratio.  Each assumed Telaria stock option will be subject to the same terms and conditions that applied under such Telaria stock option immediately prior to completion of the merger.

Telaria RSU Awards

Upon completion of the merger, each then-outstanding Telaria RSU will, automatically: (1) if such Telaria RSU Award either becomes vested upon completion of the merger pursuant to its terms or is vested upon completion of the merger, be cancelled and converted into the right to receive a number of shares of Rubicon Project common stock equal to the product of (a) the number of shares of Telaria common stock subject to such Telaria RSU Award immediately prior to completion of the merger and (b) the exchange ratio (plus a cash payment in respect of any fractional shares), less applicable tax withholding, or (2) if such Telaria RSU Award is not and does not become vested upon completion of the merger pursuant to its terms, be assumed by Rubicon Project and converted into an award of Rubicon Project restricted stock units with the same terms and conditions that applied to such Telaria RSU Award immediately prior to completion of the merger, relating to a number of shares of Rubicon Project common stock, rounded down to the nearest whole number of shares, equal to the product of (a) the number of shares of Telaria common stock subject to such Telaria RSU Award immediately prior to completion of the merger and (b) the exchange ratio.

Vesting Acceleration for Non-Employee Directors

In connection with the merger, Telaria expects to exercise its authority under the terms of the Telaria 2013 Equity Incentive Plan to accelerate the vesting of all unvested Telaria equity awards held by its non-employee directors.  Paul Caine, who currently serves as the non-executive chairman of the Telaria board (but who is identified as an executive officer for purposes of the disclosure in this section because he previously served the executive chairman of the Telaria board) is also expected to have his unvested Telaria equity awards accelerated by Telaria in connection with the merger.  Other than as just described with respect to Mr. Caine and with respect to Mr. Zagorski as described below under the section entitled “—Telaria Employment Arrangements,”  none of the executive officers is entitled to any “single trigger” vesting of their unvested Telaria equity awards, but, as further described in that section, they may become entitled to “double trigger” accelerated vesting of their Telaria equity awards upon a qualified separation during the change in control period.

Based on the assumptions described above under “—Certain Assumptions”, the estimated aggregate amount that would be realized by the six Telaria non-employee directors in respect of their unvested Telaria equity awards on a “single trigger” basis and by Mr. Caine, the one Telaria executive officer who is not a named executive officer and who is entitled to “single trigger” vesting in respect of his unvested Telaria equity awards on a “single trigger” basis, is as follows: unvested Telaria stock options held by non-employee directors—$0; unvested Telaria RSU Awards held by non-employee directors—$568,357; unvested Telaria stock options held by Mr. Caine—$0; and unvested Telaria RSU Awards held by Mr. Caine—$94,726.   As described below under “—Telaria Employment Arrangements,” Paul Caine, the current non-executive chairman of the Telaria board, is not entitled to “double trigger” vesting acceleration benefits.

Telaria Employment Arrangements

Telaria is party to employee offer letters with each of its executive officers. The offer letters with each executive officer (other than Paul Caine) provide that if Telaria terminates the employment of the executive officer other than for “cause” (as defined in the applicable offer letter), death or “disability” (as defined in the applicable offer letter) or if the executive resigns for “good reason” (as defined in the applicable offer letter) (such a termination, a “qualified separation”), the executive officer will be entitled to receive certain severance and accelerated vesting benefits which are enhanced upon a qualified separation in connection with a “change in control” (as defined in the applicable offer letter).

Specifically, an executive officer (other than Paul Caine) who experiences a qualified separation during the period beginning on the date that is two months before the closing of the merger and ending on the date that is 12 months following the closing of the merger (such period, the “change in control period”), will be entitled to receive the following enhanced severance and vesting acceleration benefits (subject to the executive officer’s execution of a release of claims in favor of Telaria, continued compliance with the executive officer’s confidentiality and invention assignment agreement, and in the case of Rama Roberts, execution of a restrictive covenant agreement):

•continuation of the executive officer’s then-current base salary for a period of 12 months, payable in substantially equal installments;

•a lump sum payment equal to the prorated target annual bonus for the year of termination of employment plus any earned but unpaid bonuses from prior periods;

•full vesting of outstanding Telaria equity awards; and

•up to 12 months, or such earlier date as the executive officer becomes eligible for coverage under a subsequent employer’s group health plan, of payments at Telaria’s expense for COBRA continuation healthcare benefit coverage under the Telaria group health plan in which the executive officer was covered at the time of the involuntary termination.

In addition to the severance benefits described above, upon the closing of the merger, Mr. Zagorski will automatically vest in the number of the shares underlying each of his Telaria equity awards that would have vested if he had provided an additional 12 months of continuous service to Telaria as of closing of the merger.

See the section below entitled “—Quantification of Potential Payments and Benefits to Telaria’s Named Executive Officers in Connection with the Merger” for the estimated amount of severance benefits and value in respect of “double trigger” acceleration of unvested Telaria equity awards that each of Telaria’s named executive officers would receive pursuant to his or her offer letter upon a qualified separation that occurs during the change in control period (and, in the case of Mr. Zagorski, the value of “single trigger” acceleration he is entitled to receive upon the closing of the merger in respect of his unvested Telaria equity awards and “double trigger” acceleration of the New RSU Award described below under “—New Employment Arrangements with Mark Zagorski”). Based on the assumptions described above under “—Certain Assumptions,” upon a qualified separation during the change in control period the estimated aggregate cash severance (including prorated target bonus) payable to the three Telaria executive officers who are not named executive officers pursuant to the enhanced severance benefits is $922,295 and the estimated aggregate amount that would be realized by the three Telaria executive officers who are not named executive officers in respect of their unvested Telaria equity awards on a “double trigger” basis is as follows: unvested Telaria stock options—$1,100,481; and unvested Telaria RSU Awards—$2,180,259.  As described above, Paul Caine, the current non-executive chairman of the Telaria board, is not entitled to any “double trigger” severance or vesting acceleration benefits and thus the foregoing values do not include any amounts payable to him in respect of severance or equity acceleration. See the section above entitled “—Vesting Acceleration for Non-Employee Directors” for a description and quantification of the “single trigger” vesting acceleration benefits that Mr. Caine is expected to receive in connection with the merger.

New Employment Arrangements with Mark Zagorski

Telaria has approved the following employment arrangements for Mr. Zagorski with respect to his new role as the president and chief operating officer of the combined company, pursuant to which he will oversee Rubicon Project’s CTV business unit, and Rubicon Project has agreed to honor such arrangements and to memorialize them in usual and customary agreements to be entered into prior to the closing of the merger, with such arrangements to become effective as of the closing of the merger:

•Mr. Zagorski’s base salary will increase from $494,000 to $515,000.

•Mr. Zagorski’s target annual bonus will increase from $370,000 to $500,000.

•Mr. Zagorski is eligible to receive a lump sum “closing bonus” payable by Telaria in the amount of $125,000 upon the closing of the merger.

•Mr. Zagorski is eligible to receive a lump sum “stay bonus” in the amount of $125,000 on the date that is six months after the closing of the merger, subject to his continued employment through such date.

•Mr. Zagorski is eligible to receive a lump sum “true-up bonus” in an amount equal to the product of (1) the difference between his current weekly base salary and his new weekly base salary (based on his current annual base salary of $494,000 and his new annual base salary of $515,000) and (2) the number of weeks between January 1, 2020 and the closing of the merger, payable on the first payroll date after the closing of the merger.

•Mr. Zagorski is eligible to receive a Rubicon Project RSU award with a grant date value of $600,000, referred to as the New RSU Award, that will vest on the date that is six months after the completion of the merger, will be subject to “double trigger” vesting acceleration under his offer letter upon a qualified separation that occurs during the change in control period, and will not be subject to “single trigger” vesting acceleration under his offer letter (see the section entitled “—Telaria Employment Arrangements”).

•Mr. Zagorski’s existing severance benefits and equity acceleration benefits (except with respect to the New RSU Award) (see the section entitled “—Telaria Employment Arrangements”) will remain the same, except that, in addition to the existing terminations that constitute a qualified separation and trigger such “double trigger” benefits, an additional trigger will be added providing that such severance benefits will also be payable in the event of a resignation for any reason by Mr. Zagorski within 12 months following the closing of the merger, subject to the other terms and conditions set forth in his existing offer letter.

Other New Employment and Compensation Arrangements

Any other executive officers who become officers or employees or who otherwise are retained to provide services to the combined company may enter into new individualized employment and compensation arrangements and may participate in cash or equity incentive or other benefit plans maintained by the combined company. As of the date of this joint proxy statement/prospectus, other than the new arrangements with Mark Zagorski described above under “—New Employment Arrangements with Mark Zagorski,” no new individualized employment and compensation arrangements with such persons have been established.

Designation of Certain Combined Company Officers

At the completion of the merger, the merger agreement provides that the current non-executive chairman of the Telaria board (who was executive chairman of the Telaria board as of the signing of the merger agreement), Paul Caine, will be appointed to serve as the non-executive chairman of the board of the combined company. The merger agreement provides that the chief executive officer of Telaria as of the signing of the merger agreement, Mark Zagorski, will be appointed to serve as president and chief operating officer of the combined company, reporting to the chief executive officer and in such role will oversee Rubicon Project’s CTV business unit. The merger agreement provides that the chief operating officer of Telaria as of the signing of the merger agreement, Katie Evans, will be appointed to serve as the general manager of the combined company’s CTV business unit. See the section entitled “—Governance of the Combined Company After the Merger” for additional information.

Membership on the Combined Company’s Board of Directors

At the completion of the merger, the board of directors of the combined company will consist of nine directors, including four directors who were members of the Telaria board as of immediately before the completion of the merger.  See the section entitled “—Governance of the Combined Company After the Merger” for additional information.

Indemnification and Insurance

The merger agreement provides that all rights, existing at the time of the merger agreement, to indemnification and exculpation from liabilities (including advancement of expenses) for acts or omissions occurring at or prior to the completion of the merger, in favor of the current or former directors and officers of Telaria as provided in the certificate of incorporation and the bylaws of Telaria and/or in any indemnification contract between any such director or officer and Telaria will survive the merger and will continue in full force and effect.  Furthermore, for six years following the completion of the merger, Rubicon Project will cause the surviving corporation to maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the certificate of incorporation and the bylaws of Telaria as in effect immediately prior to the completion of the merger with respect to acts or omissions occurring prior to the completion of the merger and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any of the current or former directors or officers of Telaria.  In addition, prior to the completion of the merger, Telaria will (or, if Telaria is unable to, as of or after the completion of the merger, Rubicon Project will cause the surviving corporation to) purchase a six-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Telaria’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the completion of the merger (including in connection with the merger agreement and the transactions or actions contemplated by the merger agreement), and Rubicon Project will cause such policy to be maintained in full force and effect, for its full term, and no other party will have any further obligation to purchase or pay for insurance; provided that Telaria will not pay, and the surviving corporation will not be required to pay, in excess of 300% of the last annual premium paid by Telaria prior to the date of the merger agreement in respect of such “tail” policy.

Quantification of Potential Payments and Benefits to Telaria’s Named Executive Officers in Connection with the Merger

The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of Telaria that is based on, or otherwise relates to, the merger. For additional details regarding the terms of the payments and benefits described below, see the discussion under “Interests of Telaria’s Directors and Executive Officers in the Merger.”

The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur after the date hereof and before completion of the merger. For purposes of calculating such amounts, the following assumptions were used:

•The relevant price per share of Telaria common stock is $9.17, which is the average closing price per share of Telaria common stock as reported on the NYSE over the first five trading days following the first public announcement of the merger on December 19, 2019;

• The merger occurs on January 24, 2020, which is the assumed completion date of the merger solely for purposes of the disclosure in this section; and

•The eligible named executive officer of Telaria experiences a qualified separation as defined in the applicable Telaria offer letter, on the assumed merger date of January 24, 2020 and immediately following the completion of the merger.

The calculations in the table below do not include amounts the Telaria named executive officers were already entitled to receive or vested in as of the date hereof. In addition, other than certain amounts contemplated by the new employment arrangements with Mark Zagorski described above under “—New Employment Arrangements with Mark Zagorski,” these amounts do not attempt to forecast any additional equity or cash award grants, issuances or forfeitures that may occur, or future dividend equivalents that may be accrued, prior to the closing of the merger. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by the eligible named executive officer may materially differ from the amounts set forth below.

For purposes of the discussion in this section, “single trigger” refers to benefits that arise as solely as a result of the completion of the merger and “double trigger” refers to benefits that require two conditions, which are the completion of the merger as well as a qualifying termination of employment.

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites / Benefits ($)(3)	Total ($)
Mark Zagorski	673,595	4,460,476	29,786	5,163,857
Rama Roberts	572,951	1,543,090	26,716	2,142,757
Katie Evans	409,344	1,611,114	28,569	2,049,027

(1)Cash. Consists of (a) a cash severance payment equal to twelve months of base salary, (b) a prorated target annual bonus for the year of termination of employment, and (c) for Mr. Zagorski, the “closing bonus” and “true-up bonus” approved by Telaria and to be honored and memorialized by Rubicon Project as part of the new employment arrangements for his role as the president and chief operating officer of the combined company. The cash severance and prorated target bonus payments are “double trigger” and become payable only upon a qualified separation during the change in control period (see the sections entitled “—Telaria Employment Arrangements” and, for Mr. Zagorski, “—New Employment Arrangements with Mark Zagorski”). Mr. Zagorski’s “closing bonus” and “true-up bonus” are “single trigger” and become payable as of the closing of the merger (see the section entitled “—New Employment Arrangements with Mark Zagorski”). The estimated amount of each such payment is shown in the following table.

Named Executive Officer	Cash Severance ($)	Prorated Target Bonus ($)	Closing Bonus ($)	True-Up Bonus ($)	Total ($)
Mark Zagorski	515,000	32,787	125,000	808	673,595
Rama Roberts	550,000	22,951	—	—	572,951
Katie Evans	390,000	19,344	—	—	409,344

(2)Equity. Consists of accelerated vesting of unvested Telaria stock options, Telaria RSU Awards, and for Mr. Zagorski, the New RSU Award. Other than the “single trigger” accelerated vesting benefit set forth in Mr. Zagorski’s offer letter (providing that Mr. Zagorski will automatically vest in the number of the shares underlying each of his Telaria stock options or Telaria RSU Awards that would have vested if he had provided an additional 12 months of continuous service to Telaria as of the closing of the merger), this accelerated vesting is a “double trigger” benefit and is triggered only upon a qualified separation during the change in control period (see the sections entitled “—Telaria Employment Arrangements” and, for Mr. Zagorski, “—New Employment Arrangements with Mark Zagorski”). The estimated value of each such benefit is shown in the following table.

Named Executive Officer	Single Trigger Telaria Stock Options ($)	Double Trigger Telaria Stock Options ($)	Single Trigger Telaria RSU Awards ($)	Double Trigger Telaria RSU Awards and New RSU Award ($)	Total ($)
Mark Zagorski	1,087,559	731,711	768,098	1,873,108	4,460,476
Rama Roberts	—	547,540	—	995,550	1,543,090
Katie Evans	—	253,716	—	1,357,398	1,611,114

(3)Perquisites/Benefits. Consists of estimated value of up to 12 months of healthcare benefit continuation coverage. Such benefits are “double trigger” and are provided only upon a qualified separation during the change in control period (see the sections entitled “—Telaria Employment Arrangements” and, for Mr. Zagorski, “—New Employment Arrangements with Mark Zagorski”). The estimated value of such benefit is shown in the following table.

Named Executive Officer	Healthcare Premium Reimbursement ($)
Mark Zagorski	29,786
Rama Roberts	26,716
Katie Evans	28,569

Governance of the Combined Company After the Merger

Amended and Restated Bylaws

At the completion of the merger, the bylaws of Rubicon Project will be amended and restated to be in the form attached to this joint proxy statement/prospectus as Annex B. The amended and restated bylaws contain certain provisions relating to the governance of the combined company following completion of the merger.

Chairman of the Combined Company; Chief Executive Officer of the Combined Company; Other Officers

The merger agreement provides that Paul Caine, the current non-executive chairman of the Telaria board (who was executive chairman of the Telaria board as of the signing of the merger agreement), will be appointed to serve as the non-executive chairman of the board of the combined company. The merger agreement provides that the chief executive officer of Rubicon Project as of immediately before the completion of the merger will continue to serve as the chief executive officer of the combined company. The merger agreement provides that the chief executive officer of Telaria as of the signing of the merger agreement, Mark Zagorski, will be appointed to serve as president and chief operating officer of the combined company, reporting to the chief executive officer, and will be responsible in such capacity for overseeing the combined company’s CTV business unit and certain aspects relating to the integration of Telaria’s and Rubicon Project’s respective businesses. The merger agreement provides that the chief operating officer of Telaria as of the signing of the merger agreement, Katie Evans, will be appointed to serve as the general manager of the combined company’s CTV business unit and will be responsible in such capacity for day-to-day management of the combined company’s CTV business unit. The merger agreement provides that the chief strategy officer of Telaria as of the signing of the merger agreement, Doug Campbell, will be appointed to serve as the chief strategy officer of the combined company’s CTV business unit and will be responsible in such capacity for overseeing strategic opportunities and initiatives at Rubicon Project’s CTV business unit and certain aspects relating to the integration of Telaria’s and Rubicon Project’s respective businesses. The merger agreement provides that the general counsel of Telaria as of the signing of the merger agreement, Aaron Saltz, will be appointed to serve as general counsel of the combined company and will be responsible for overseeing the combined company’s legal affairs (other than with respect to privacy law and compliance).  Although not specifically agreed to by the parties in the merger agreement or otherwise, it is expected that David Day will continue to serve as chief financial officer of the combined company.

Board of Directors

The board of directors of the combined company as of the completion of the merger will have nine members, consisting of:

•four directors, each of whom will be a member of the Rubicon Project board as of immediately before the completion of the merger and each of whom will qualify as an “independent director” under the listing standards of the NYSE, referred to as the Rubicon Project continuing directors;

•four directors, each of whom will be a member of the Telaria board as of immediately before the completion of the merger and at least three of whom will qualify as an “independent director” under the listing standards of the NYSE, referred to as the Telaria continuing directors; and

•the chief executive officer of Rubicon Project as of immediately before the completion of the merger.

As of the date of this joint proxy statement/prospectus, Rubicon Project expects that the following four Rubicon Project directors will be designated to serve on the combined company board of directors as Rubicon Project continuing directors: Robert J. Frankenberg, Sarah P. Harden, Robert F. Spillane and Lisa L. Troe. As of the date of this joint proxy statement/prospectus, Telaria expects that the following four Telaria directors will be designated to serve on the combined company board of directors as Telaria continuing directors: Paul Caine, Doug Knopper, Rachel Lam and James Rossman. The Rubicon Project board is currently in the process of confirming the independence of each proposed Rubicon Project continuing director and proposed Telaria continuing director for purposes of the listing standards of the NYSE and will make an affirmative determination as to each such director’s independence prior to the completion of the merger.

Biographical information for Rubicon Project’s expected designees to the combined company board of directors is incorporated by reference from the Definitive Proxy Statement for Rubicon Project’s 2019 annual meeting filed with the SEC on April 5, 2019. Biographical information for Telaria’s expected designees to the combined company board of directors is incorporated by reference from the Definitive Proxy Statement for Telaria’s 2019 annual meeting filed with the SEC on April 24, 2019.

Following the completion of the merger and until the second anniversary of the completion of the merger, the board of directors of the combined company will continue to be comprised of four Rubicon Project continuing directors (or, in the event of a vacancy among the Rubicon Project continuing directors, a replacement Rubicon Project continuing director proposed by a majority of the remaining Rubicon Project continuing directors), each of whom shall meet the independence standards of the NYSE, four Telaria continuing directors (or, in the event of a vacancy among the Telaria continuing directors, a replacement Telaria continuing director proposed by a majority of the remaining Telaria continuing directors), at least three of whom shall meet the independence standards of the NYSE, and the chief executive officer of Rubicon Project.

Following completion of the merger and until the second anniversary of the completion of the merger, Paul Caine, the current non-executive chairman of the Telaria board, will be the non-executive chairman of the board of the combined company so long as he continues to serve as a member of the board of directors of the combined company. If Mr. Caine ceases to be a member of the board of directors of the combined company during such period, then the board of directors of the combined company, acting by the affirmative vote of both a majority of the then-serving Rubicon Project continuing directors and a majority of the then-serving Telaria continuing directors, will elect one of its members (who may be either a Rubicon Project continuing director or a Telaria continuing director) to be the non-executive chairman of the board.

Regulatory Approvals

Under the HSR Act and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division of the United States Department of Justice, referred to as the Antitrust Division, and the United States Federal Trade Commission, referred to as the FTC, and all statutory waiting period requirements have been satisfied. Completion of the merger is subject to the expiration or earlier termination of the applicable waiting period under the HSR Act. Rubicon Project and Telaria each filed their respective HSR Act notification forms on January 6, 2020. On January 14, 2020, Rubicon Project and Telaria received notice from the FTC that it had granted early termination, effective immediately, of the applicable waiting period under the HSR Act.

In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin or otherwise prevent the completion of the merger or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under regulatory laws under some circumstances. There can be no assurance that a challenge to the merger on antitrust or other regulatory grounds will not be made or, if such a challenge is made, that it would not be successful.

Timing of the Transaction

The parties expect the merger to be completed in the first half of 2020.  Neither Rubicon Project nor Telaria can predict, however, the actual date on which the merger will be completed because it is subject to conditions beyond each company’s control. For a more complete description of the conditions to the merger, see “The Merger Agreement—Conditions to the Merger.”

No Appraisal or Dissenters’ Rights in the Merger

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the DGCL. Section 262 of the DGCL provides that stockholders have the right, in some circumstances, to dissent from certain corporate actions and to instead demand payment of the fair value of their shares. Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depositary receipts in respect thereof, are either (1) listed on a national securities exchange or (2) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing.

Because the merger is of Merger Sub with and into Telaria and holders of Rubicon Project common stock will continue to hold their shares following completion of the merger, holders of Rubicon Project common stock are not entitled to appraisal rights in connection with the merger.

Because Rubicon Project common stock is listed on the NYSE, a national securities exchange, and because Telaria stockholders will receive as merger consideration only shares of Rubicon Project common stock, which will be publicly listed on the NYSE upon the completion of the merger, and cash in lieu of fractional shares, Telaria stockholders will not be entitled to appraisal rights in connection with the merger.

Accounting Treatment

Rubicon Project prepares its financial statements in accordance with GAAP. The merger will be accounted for as an acquisition of Telaria by Rubicon Project under the acquisition method of accounting in accordance with GAAP. Rubicon Project will be treated as the acquiror for accounting purposes.

Under this method of accounting, Rubicon Project will record the acquisition based on the fair value of the consideration given as of the effective date of the merger, which will include the market value of the shares of Rubicon Project common stock issued in connection with the merger, the fair value associated with pre-acquisition vested Telaria stock options exchanged for Rubicon Project stock options and the fair value of equity awards that accelerate and become vested as a result of the merger, all based on the exchange ratio of one share of Telaria common stock for 1.082 shares of Rubicon Project common stock. Rubicon Project will allocate the purchase price to the identifiable assets acquired and liabilities assumed based on their respective fair values at the date of the completion of the merger. Any excess of the value of consideration paid over the aggregate fair value of those net assets will be recorded as goodwill. Any identified definite lived intangible assets will be amortized over their estimated useful lives and any identified intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill are also tested for impairment when certain indicators are present. The allocation of the purchase price reflected in the unaudited pro forma condensed combined financial statements is based on preliminary estimates using assumptions Rubicon Project management and Telaria management believe are reasonable and based on currently available information. The final purchase price and fair value assessment of assets and liabilities will be based in part on a detailed valuation that has not yet been completed.

NYSE Listing; Delisting and Deregistration of Telaria Common Stock

Prior to the completion of the merger, Rubicon Project has agreed to use its reasonable best efforts to cause the shares of Rubicon Project common stock to be issued in connection with the merger to be approved for listing on the NYSE. The listing of the shares of Rubicon Project common stock on the NYSE, subject to official notice of issuance, is also a condition to completion of the merger.

If the merger is completed, Telaria common stock will cease to be listed on the NYSE and Telaria common stock will be deregistered under the Exchange Act.

Litigation Relating to the Merger

On February 5, 2020, a complaint (captioned Stein v. Telaria, Inc. et al., No. 1:20-cv-01010 (S.D.N.Y.)) was filed in the United States District Court for the Southern District of New York by a putative stockholder of Telaria challenging the proposed merger. The complaint names as defendants Telaria and each member of the Telaria board. The complaint asserts violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder against all defendants, and asserts violations of Section 20(a) of the Exchange Act against the individual defendants. The plaintiff contends that the Registration Statement on Form S-4 filed with the SEC by the Rubicon Project on January 30, 2020, and serving as the preliminary joint proxy statement/prospectus, omitted or misrepresented material information regarding the merger. The complaint seeks injunctive relief, rescission, or rescissory damages, and an award of plaintiff’s costs, including attorneys’ fees and expenses. Rubicon Project and Telaria believe the claims asserted in the complaint are without merit.

Restrictions on Sales of Rubicon Project Common Stock Received in the Merger

All shares of Rubicon Project common stock received by Telaria stockholders in the merger will be freely tradable for purposes of the Securities Act and the Exchange Act, except for shares of Rubicon Project common stock received by any Telaria stockholder who becomes an “affiliate” of the combined company after completion of the merger (such as Telaria directors or executive officers who become directors or executive officers of the combined company after the merger) and except for restrictions on insider trading pursuant to applicable rules of the SEC promulgated under the Exchange Act and applicable restrictions under Rubicon Project’s insider trading policy. This joint proxy statement/prospectus does not cover resales of shares of Rubicon Project common stock received by any person upon completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement. The descriptions of the merger agreement in this section and elsewhere in this joint proxy statement/prospectus are qualified in their entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all the information about the merger agreement that is important to you.  Rubicon Project and Telaria encourage you to carefully read the entire merger agreement.

Explanatory Note Regarding the Merger Agreement

The merger agreement is included to provide you with information regarding its terms. Neither the merger agreement nor the summary of its material terms included in this section is intended to provide any factual information about Rubicon Project or Telaria. Factual disclosures about Rubicon Project and Telaria contained in this joint proxy statement/prospectus and/or in the public reports of Rubicon Project and Telaria filed with the SEC (as described in the section entitled “Where You Can Find More Information”) may supplement, update or modify the disclosures about Rubicon Project and Telaria contained in the merger agreement. The merger agreement contains representations and warranties and covenants of the parties customary for a merger of this nature. The representations and warranties contained in the merger agreement were made only for purposes of the merger agreement as of the specific dates therein; were made solely for the benefit of the parties to the merger agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Stockholders are not third-party beneficiaries under the merger agreement except for the limited purposes expressly set forth therein and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in Rubicon Project’s or Telaria’s public disclosures. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Rubicon Project or Telaria at the time they were made or otherwise.

Structure of the Merger

The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, and in accordance with the DGCL, Merger Sub will be merged with and into Telaria at the completion of the merger. As a result of the merger, the separate corporate existence of Merger Sub will cease, and Telaria will continue as the surviving corporation and a wholly owned subsidiary of Rubicon Project. At the completion of the merger, the bylaws of Rubicon Project will be amended and restated in their entirety to be in the form attached to this joint proxy statement/prospectus as Annex B.

At the completion of the merger, the certificate of incorporation of Telaria and the bylaws of Telaria will be amended and restated in their entirety to be in the form of the certificate of incorporation of Merger Sub and the bylaws of Merger Sub, respectively, as in effect immediately prior to the completion of the merger (except that (1) the name of the surviving corporation will be “Telaria, Inc.” and (2) the reference to the incorporator will be removed).

Merger Consideration

At the completion of the merger, upon the terms and subject to the conditions set forth in the merger agreement, each issued and outstanding share of Telaria common stock (other than shares held by Telaria as treasury stock and shares owned directly or indirectly by Rubicon Project or Merger Sub) will be converted into the right to receive the merger consideration, which is:

•1.082 fully paid and nonassessable shares of Rubicon Project common stock; and

•if applicable, substituting cash in lieu of fractional shares of Rubicon Project common stock.

The 1.082 shares of Rubicon Project common stock into which each share of Telaria common stock (other than shares held by Telaria as treasury stock and shares owned directly or indirectly by Rubicon Project or Merger Sub) will be converted is referred to as the exchange ratio. The exchange ratio is fixed, which means that it will not change between now and the date of the completion of the merger, regardless of whether the market price of either Telaria common stock or Rubicon Project common stock changes or whether operating results of either entity are higher or lower than expected. Therefore, the value of the merger consideration will depend on the market price of Rubicon Project common stock at the completion of the merger.

The market price of Rubicon Project common stock has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the special meetings, the date the merger is completed and thereafter. The market value of the Rubicon Project common stock to be issued in exchange for Telaria common stock upon the completion of the merger will not be known at the time of the Telaria special meeting or the Rubicon Project special meeting. Therefore, current and historical market prices of Rubicon Project common stock are not reflective of the value that Telaria stockholders will receive in the merger, and the current stock price quotations for Telaria common stock and Rubicon Project common stock may not provide meaningful information to Rubicon Project stockholders in determining whether to approve the Rubicon Project share issuance proposal or to Telaria stockholders in determining whether to approve the Telaria merger proposal. Both Rubicon Project and Telaria common stock is traded on the NYSE under the symbols “RUBI” and “TLRA,” respectively. Rubicon Project stockholders and Telaria stockholders are encouraged to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

No fractional share of Rubicon Project common stock will be issued upon the conversion or surrender for exchange of certificates or book-entry shares, and such fractional share interests will not entitle the owner thereof to any Rubicon Project common stock or to vote or to any other rights of a holder of Rubicon Project common stock. Each holder of shares of Telaria common stock converted pursuant to the merger who would otherwise have been entitled to receive a fraction of a share of Rubicon Project common stock (after aggregating all certificates and book-entry shares delivered by such holder) will receive, in lieu thereof, cash (rounded to the nearest whole cent), without interest, in an amount equal to such fractional amount multiplied by the average of the closing sale prices for Rubicon Project common stock on the NYSE (as reported in the Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Rubicon Project and Telaria) for the ten consecutive full trading days ending on the full trading day immediately preceding the date of the completion of the merger. The payment of cash in lieu of fractional share interests pursuant to the terms and conditions set forth in the merger agreement is not separately bargained-for consideration, but merely represents a mechanical rounding for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

In accordance with Section 262 of the DGCL, no appraisal rights will be available to holders of Telaria common stock or Rubicon Project common stock in connection with the merger. Rubicon Project stockholders will continue to own their existing shares of Rubicon Project common stock, the form of which will not be changed by the merger.

Treatment of Telaria Equity Awards

The merger will constitute a “Corporate Transaction” and “Change in Control” for purposes of the Telaria 2013 Equity Incentive Plan and all awards granted thereunder or otherwise subject to the terms thereof and the ScanScout, Inc. 2009 Equity Incentive Plan, as amended, and all awards granted thereunder.

Telaria Stock Options

Upon completion of the merger, each then-outstanding Telaria stock option (whether vested or unvested) will automatically be assumed by Rubicon Project and converted into an option to purchase (1) that number of shares of Rubicon Project common stock, rounded down to the nearest whole number of shares, equal to the product of (a) the number of shares of Telaria common stock subject to such Telaria stock option and (b) the exchange ratio, (2) at an exercise price per share of Rubicon Project common stock, rounded up to the nearest whole cent, equal to the quotient of (a) the exercise price per share (rounded up to the nearest whole cent) of Telaria common stock of such Telaria stock option immediately prior to the completion of the merger and (b) the exchange ratio.

Telaria RSU Awards

Upon completion of the merger, each then-outstanding Telaria RSU Award will, automatically: (1) if such Telaria RSU Award either becomes vested at the completion of the merger pursuant to its terms or is vested at the completion of the merger, be cancelled and converted into the right to receive a number of shares of Rubicon Project common stock equal to the product of (a) the number of shares of Telaria common stock subject to such Telaria RSU Award immediately prior to the completion of the merger and (b) the exchange ratio (plus a cash payment in respect of any fractional shares), less applicable tax withholding, or (2) if such Telaria RSU Award is not and does not become vested at the completion of the merger pursuant to its terms, be assumed by Rubicon Project and converted into an award of Rubicon Project restricted stock units with the same terms and conditions that applied to such Telaria RSU Award immediately prior to the completion of the merger, relating to a number of shares of Rubicon Project common stock, rounded down to the nearest whole number of shares, equal to the product of (a) the number of shares of Telaria common stock subject to such Telaria RSU Award immediately prior to the completion of the merger and (b) the exchange ratio.

Closing and Effectiveness of the Merger

Unless another time, date or place is agreed to in writing by Rubicon Project and Telaria, the closing of the merger will occur at 7:00 a.m. (Los Angeles time) on a date to be specified by Rubicon Project and Telaria, which shall be no later than the second business day after the satisfaction or (to the extent permitted by applicable law) waiver of all of the closing conditions set forth in the merger agreement (other than those conditions that by their terms are to be satisfied at the closing of the merger, but subject to the satisfaction or (to the extent permitted by applicable law) waiver of such conditions).

The merger will become effective at the time when the certificate of merger has been duly filed with the Secretary of State of the State of Delaware or, to the extent permitted by applicable law, such later time as may be mutually agreed by Rubicon Project and Telaria and specified in the certificate of merger.

Conversion of Shares; Exchange of Certificates; Fractional Shares

The conversion of shares of Telaria common stock (other than shares held by Telaria as treasury stock and shares owned directly or indirectly by Rubicon Project or Merger Sub) into the right to receive the merger consideration will occur automatically at the completion of the merger.

As promptly as practicable after the completion of the merger, and in no event later than the fifth business day after such time, Rubicon Project’s exchange agent will mail a letter of transmittal to each holder of record of a certificate that immediately prior to the completion of the merger represented outstanding shares of Telaria common stock. The letter of transmittal will specify that delivery of certificates will be effected and risk of loss and title to such certificates will pass only upon proper delivery of such certificates (or affidavits of loss in lieu of such certificates) to the exchange agent and will be in the form and have such other provisions as are reasonably acceptable to Rubicon Project and Telaria. The letter of transmittal will be accompanied by instructions (in the form and having such provisions as are reasonably acceptable to Rubicon Project and Telaria) for use in effecting the surrender of the certificates in exchange for the number of shares of Rubicon Project common stock (which will be in book-entry form) representing, in the aggregate, (1) the whole number of shares that such holder has the right to receive in respect of such certificates pursuant to the merger agreement, (2) any dividends or other distributions payable pursuant to the merger agreement (as described below) and (3) cash in lieu of fractional shares of Rubicon Project common stock payable pursuant to the merger agreement, collectively referred to as the exchange payment. Upon surrender of a certificate (or affidavit of loss in lieu thereof) for cancellation to the exchange agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such certificate will be entitled to receive in exchange the exchange payment.

No holder of record of a book-entry share that immediately prior to the completion of the merger represented outstanding shares of Telaria common stock will be required to deliver a certificate or letter of transmittal or surrender such book-entry shares to the exchange agent, and in lieu thereof, each book-entry share will automatically on the completion of the merger be entitled to receive the exchange payment. No interest will be paid or will accrue for the benefit of holders of the certificates or book-entry shares on the merger consideration or any cash payable pursuant to the merger agreement.

As of the completion of the merger, shares of Telaria common stock will no longer be outstanding and will automatically be cancelled and retired and will cease to exist. As of the completion of the merger, each holder of a certificate or book-entry share representing any shares of Telaria common stock will cease to have any rights with respect thereto, except the right to receive the exchange payment as described above and subject to the terms and conditions set forth in the merger agreement.

Subject to applicable law, the holders of Rubicon Project common stock issued in exchange for certificates or book-entry shares as described above will receive, without interest, (1) at the time of delivery of such Rubicon Project common stock by the exchange agent, the amount of dividends or other distributions, if any, with a record date after the completion of the merger paid with respect to such shares of Rubicon Project common stock and (2) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date after the completion of the merger, but before the delivery of Rubicon Project common stock by the exchange agent, and a payment date subsequent to such delivery of such Rubicon Project common stock by the exchange agent pursuant to the merger agreement, payable with respect to such shares of Rubicon Project common stock.

Each of Rubicon Project, Merger Sub, the surviving corporation and the exchange agent will be entitled to deduct and withhold from any amounts otherwise payable pursuant to the merger agreement to any person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of applicable tax law. Any amounts so withheld will be treated for all purposes of the merger agreement as having been paid to the person in respect of which such deduction and withholding was made.

All shares of Rubicon Project common stock issued pursuant to the merger agreement will be issued in book-entry form.

Governance of the Combined Company After the Merger

The merger agreement and the form of the amended and restated bylaws of Rubicon Project, copies of which are attached to this joint proxy statement/prospectus as Annex A and Annex B, respectively, contain certain provisions relating to the governance of the combined company following completion of the merger.

Bylaws

At the completion of the merger, the bylaws of Rubicon Project will be amended and restated in their entirety in the form attached hereto as Annex B, and as so amended and restated, the bylaws of Rubicon Project will be the bylaws of the combined company, until thereafter amended as provided therein or in accordance with applicable law. The bylaws of Rubicon Project as amended and restated pursuant to the merger agreement will implement certain governance matters for the combined company following the completion of the merger.

Chairman of the Combined Company; Chief Executive Officer of the Combined Company; Other Officers

The merger agreement provides that Paul Caine, the current non-executive chairman of the Telaria board (who was executive chairman of the Telaria board as of the signing of the merger agreement), will be appointed to serve as the non-executive chairman of the board of the combined company. The merger agreement provides that the chief executive officer of Rubicon Project as of immediately before the completion of the merger will continue to serve as the chief executive officer of the combined company. The merger agreement provides that the chief executive officer of Telaria as of the signing of the merger agreement, Mark Zagorski, will be appointed to serve as president and chief operating officer of the combined company, reporting to the chief executive officer, and will be responsible in such capacity for overseeing the combined company’s CTV business unit and certain aspects relating to the integration of Telaria’s and Rubicon Project’s respective businesses. The merger agreement provides that the chief operating officer of Telaria as of the signing of the merger agreement, Katie Evans, will be appointed to serve as the general manager of the combined company’s CTV business unit and will be responsible in such capacity for day-to-day management of the combined company’s CTV business unit. The merger agreement provides that the chief strategy officer of Telaria as of the signing of the merger agreement, Doug Campbell, will be appointed to serve as the chief strategy officer of the combined company’s CTV business unit and will be responsible in such capacity for overseeing strategic opportunities and initiatives at Rubicon Project’s CTV business unit and certain aspects relating to the integration of Telaria’s and Rubicon Project’s respective businesses. The merger agreement provides that the general counsel of Telaria as of the signing of the merger agreement, Aaron Saltz, will be appointed to serve as general counsel of the combined company and will be responsible for overseeing the combined company’s legal affairs (other than with respect to privacy law and compliance).

Board of Directors

The board of directors of the combined company will have nine members, consisting of:

•four directors, each of whom will be a member of the Rubicon Project board as of immediately before the completion of the merger (or, in the event of a vacancy among the Rubicon Project continuing directors, a replacement Rubicon Project continuing director proposed by a majority of the remaining Rubicon Project continuing directors) and each of whom will qualify as an “independent director” under the listing standards of the NYSE, referred to as the Rubicon Project continuing directors;

•four directors, each of whom will be a member of the Telaria board as of immediately before the completion of the merger (or, in the event of a vacancy among the Telaria continuing directors, a replacement Telaria continuing director proposed by a majority of the remaining Telaria continuing directors) and at least three of whom will qualify as an “independent director” under the listing standards of the NYSE, referred to as the Telaria continuing directors; and

•the chief executive officer of Rubicon Project as of immediately before the completion of the merger.

The merger agreement provides that Paul Caine, the current non-executive chairman of the Telaria board (who was executive chairman of the Telaria board as of the signing of the merger agreement), will be the non-executive chairman of the board of the combined company so long as he continues to serve as a member of the board of directors of the combined company. If Mr. Caine ceases to be a member of the board of directors of the combined company during such period, then the board of directors of the combined company, acting by the affirmative vote of both a majority of the then-serving Rubicon Project continuing directors and a majority of the then-serving Telaria continuing directors, will elect one of its members (who may be either a Rubicon Project continuing director or a Telaria continuing director) to be the non-executive chairman of the board.

Representations and Warranties; Material Adverse Effect

The merger agreement contains representations and warranties made by Telaria to Rubicon Project and by Rubicon Project to Telaria. Certain of the representations and warranties in the merger agreement are subject to materiality or “material adverse effect” qualifications (that is, they will not be deemed to be inaccurate or incorrect unless their failure to be true or correct is material or would result in a “material adverse effect” (as defined below) on the company making such representation or warranty). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation or warranty did not have knowledge. Furthermore, each of the representations and warranties is subject to the qualifications set forth in the disclosure letter delivered to Rubicon Project by Telaria, in the case of representations and warranties made by Telaria, or the disclosure letter delivered to Telaria by Rubicon Project, in the case of representations and warranties made by Rubicon Project (with each disclosure letter referred to as that party’s disclosure letter), as well as the reports of Telaria or Rubicon Project, as applicable, filed with the SEC and publicly available during the period from January 1, 2017 through the day prior to the date of the merger agreement (excluding any disclosures set forth in any risk factor section or in any section relating to forward-looking statements and other disclosures that are predictive or forward-looking in nature).

The representations and warranties made by Telaria to Rubicon Project, and by Rubicon Project to Telaria, under the merger agreement relate to, among other things:

•due organization, valid existence, good standing and qualification to do business;

•corporate authorization of the merger agreement and the transactions contemplated by the merger agreement and the valid and binding nature of the merger agreement;

•the absence of any conflicts or violations of organizational documents and other agreements or laws;

•required consents and approvals from governmental entities;

•capitalization;

•capitalization and ownership of subsidiaries;

•documents filed with the SEC and financial statements;

•the absence of certain undisclosed liabilities;

•internal controls and disclosure controls and procedures relating to financial reporting;

•accuracy of information supplied or to be supplied in connection with this joint proxy statement/prospectus;

•conduct of their businesses in the ordinary course and the absence of a material adverse effect;

•possession of, and compliance with, permits necessary for the conduct of such party’s business, compliance with applicable laws and absence of governmental orders;

•compliance with certain domestic and foreign corruption laws, customs and international trade laws and sanctions;

•the absence of certain legal proceedings and investigations;

•employee benefit plans;

•labor and employment matters;

•tax matters and the intended tax treatment of various transactions;

•intellectual property, information technology and data protection;

•material contracts;

•environmental matters;

•real property;

•stockholder voting requirements in connection with the transactions contemplated by the merger agreement;

•receipt of an opinion from such party’s financial advisor; and

•brokers and transaction-related fees and expenses.

The merger agreement also contains additional representations and warranties by Rubicon Project to Telaria, relating to, among other things, the capital structure and organization of Merger Sub, corporate authorization of the merger agreement and the transactions contemplated by the merger agreement by Merger Sub and the valid and binding nature of the merger agreement with respect to Merger Sub.

The representations and warranties of each of Telaria and Rubicon Project will expire upon the completion of the merger.

Certain of the representations and warranties made by Telaria and Rubicon Project are qualified as to “knowledge,” “materiality” or “material adverse effect.” For purposes of the merger agreement, “material adverse effect,” when used in reference to Telaria or Rubicon Project, means any change, event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate with all other changes, events, occurrences or developments, a material adverse effect on the business, financial condition or results of operations of Telaria and its subsidiaries, taken as a whole, or Rubicon Project and its subsidiaries (without giving effect to the merger), taken as a whole, respectively, excluding any change, event or development to the extent that it results from or arises out of:

•general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction;

•any failure, in and of itself, by Telaria or Rubicon Project, respectively, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial metrics for any period (except that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be, a material adverse effect on Telaria or Rubicon Project, respectively, unless otherwise excluded from the definition of “material adverse effect”);

•the execution and delivery of the merger agreement, the identity of Telaria (in the case of Rubicon Project) or Rubicon Project (in the case of Telaria) or the public announcement or pendency of the merger or any of the other transactions contemplated by the merger agreement, including any litigation resulting or arising therefrom or with respect thereto or the impact thereof on the relationships of Telaria or Rubicon Project, respectively, and its subsidiaries, with employees, customers, suppliers, partners or financing sources (except that this exception does not apply with respect to the representations or warranties relating to the absence of any conflicts or violations of organizational documents and other agreements and laws and required consents and approvals from governmental entities contained in the merger agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of the merger agreement or the completion of the merger or the performance of obligations under the merger agreement), or compliance with or performance of the merger agreement;

•any change, in and of itself, in the market price or trading volume of the securities of Telaria or Rubicon Project, respectively (except that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a material adverse effect on Telaria or Rubicon Project, respectively, unless otherwise excluded in this definition of “material adverse effect”);

•any change in applicable laws or GAAP (or authoritative interpretation thereof);

•geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, or any trade wars or sanctions;

•any hurricane, tornado, flood, earthquake or other natural disaster;

•any changes, including in credit ratings or credit outlook, generally affecting the industries in which Telaria or Rubicon Project operates;

•any action required by Section 6.3 of the merger agreement, which relates to the parties’ efforts to complete the transactions contemplated by the merger agreement, including obtaining required governmental consents and approvals; or

•any action or omission consented to or approved in writing by the other party or otherwise expressly required by the merger agreement;

provided that the exceptions described in the first, fifth, sixth, seventh and eighth bullet points will not apply to the extent the changes, events, circumstances or developments described in such bullet points have a disproportionate impact on Telaria and its subsidiaries, or Rubicon Project and its subsidiaries (without giving effect to the merger), as applicable, relative to other participants in the industries in which Telaria and its subsidiaries, or Rubicon Project and its subsidiaries (without giving effect to the merger), respectively, operate.

Covenants and Agreements

Conduct of Business

Each of Telaria and Rubicon Project has agreed to certain covenants in the merger agreement regarding the conduct of their respective businesses between the date of the merger agreement and the completion of the merger. Between the date of the merger agreement and the completion of the merger, except as (1) set forth in the applicable party’s disclosure letter, (2) required by applicable law, (3) otherwise contemplated by the merger agreement or (4) consented to by the other party in writing (which consent will not be unreasonably withheld, conditioned or delayed), each of Telaria and Rubicon Project (a) will, and will cause their respective subsidiaries to, use reasonable best efforts to (i) carry on the businesses of Telaria and its subsidiaries and the businesses of Rubicon Project and its subsidiaries, respectively, in all material respects in the ordinary course consistent with past practice and (ii) maintain and preserve intact their respective business organization, employees and advantageous business relationships, and (b) will not, and will not permit any of their respective subsidiaries to:

•declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock (except for dividends or distributions by Telaria’s or Rubicon Project’s direct or indirect subsidiaries);

•split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, other than, solely with respect to the capital stock or other securities of its wholly owned subsidiaries, actions or transactions solely between Telaria or Rubicon Project, as applicable, and its wholly owned subsidiaries, or among Telaria’s wholly owned subsidiaries or Rubicon Project’s wholly owned subsidiaries, as applicable;

•purchase, redeem or otherwise acquire any shares of its capital stock or the capital stock of any of its subsidiaries or any other of its or their securities or any rights, warrants or options to acquire such shares or other securities (other than certain acquisitions of shares from holders of awards under Telaria’s or Rubicon Project’s equity plans, as applicable), other than, solely with respect to the capital stock or other securities of its wholly owned subsidiaries, actions or transactions solely between Telaria or Rubicon Project, as applicable, and its wholly owned subsidiaries, or among Telaria’s wholly owned subsidiaries or Rubicon Project’s wholly owned subsidiaries, as applicable;

•issue, deliver, sell, pledge or otherwise encumber or subject to any lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (1) in connection with the exercise or settlement of Telaria’s or Rubicon Project’s equity awards, as applicable, outstanding as of the date of the merger agreement in accordance with their present terms or granted after the date of the merger agreement to the extent permitted by the terms of the merger agreement, (2) as required by a benefit plan in effect on the date of the merger agreement or entered into or amended in accordance with the terms of the merger agreement, (3) in connection with grants of equity awards in the ordinary course of business consistent with past practice subject to the limitations in the applicable party’s disclosure letter and (4) solely with respect to the capital stock or other securities of its wholly owned subsidiaries, transactions solely between Telaria or Rubicon Project, as applicable, and its wholly owned subsidiaries, or among Telaria’s wholly owned subsidiaries or Rubicon Project’s wholly owned subsidiaries, as applicable);

•other than in the ordinary course of business consistent with past practice, amend or waive any material provision of, renew or terminate certain specified contracts or enter into certain specified contracts;

•(1) acquire any equity interests in, or make any investment in or any capital contribution to, any person, or acquire a substantial portion of the assets or business of any person (or any division or line of business thereof), including in each case by merger or consolidation or (2) otherwise acquire any material assets, other than in the ordinary course of business, except, in the case of each of (1) and (2), (a) for transactions solely between Telaria or Rubicon Project, as applicable, and its subsidiaries, or among Telaria’s subsidiaries or Rubicon Project’s subsidiaries, as applicable or (b) pursuant to any agreement in effect on the date of the merger agreement and made available to the other party prior to the date of the merger agreement;

•transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, allow to lapse or otherwise dispose of any material assets other than in the ordinary course of business, except (1) for transactions solely between Telaria or Rubicon Project, as applicable, and its subsidiaries, or among Telaria’s subsidiaries or Rubicon Project’s subsidiaries, as applicable or (2) pursuant to any agreement in effect on the date of the merger agreement and made available to the other party prior to the date of the merger agreement;

•create, incur or assume any indebtedness for borrowed money, or issue any debt securities or any right to acquire debt securities, assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the indebtedness of another person, enter into any agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, in each case, except for (1) intercompany indebtedness or (2) performance guarantees by Telaria or any of its subsidiaries or Rubicon Project or any of its subsidiaries, as applicable, of contracts or obligations of Telaria or any of its subsidiaries or Rubicon Project or any of its subsidiaries, as applicable, entered into in the ordinary course of business, which, in the case of each of clauses (1) and (2) do not prohibit or limit the transactions contemplated by the merger agreement and do not include any termination, default or payment related to the transactions contemplated by the merger agreement;

•other than any action with respect to taxes, waive, release, assign, settle or compromise any pending or threatened action, other than settlements of any pending or threatened action (1) with respect to which there is a specific reserve in the balance sheet (or the notes thereto) of Telaria or Rubicon Project, as applicable, as of September 30, 2019 included in the Telaria’s or Rubicon Project’s reports filed with the SEC, as applicable, for an amount not materially in excess of the amount so reflected or reserved (excluding any amount that would be expected to be paid or reimbursed under insurance policies or for which Telaria or any of its subsidiaries or Rubicon Project or any of its subsidiaries, as applicable, is entitled to indemnification or contribution) or (2) that do not involve payment by Telaria or any of its subsidiaries or Rubicon Project or any of its subsidiaries, as applicable, of more than $250,000 individually and in the aggregate (excluding any amount that would be expected to be paid or reimbursed under insurance policies or for which Telaria or any of its subsidiaries or Rubicon Project or any of its subsidiaries, as applicable is entitled to indemnification or contribution); provided, that no settlement of any pending or threatened action may: (a) involve any material injunctive or equitable relief, or impose material restrictions on the business activities of Telaria or its subsidiaries or Rubicon Project or its subsidiaries, as applicable; (b) involve any admission of wrongdoing by Telaria or its subsidiaries or Rubicon Project or its subsidiaries, as applicable; (c) involve the grant of any license, cross-license or similar arrangement by Telaria or any of its subsidiaries or Rubicon Project or any of its subsidiaries, as applicable, with respect to any material intellectual property owned by or licensed to Telaria or any of its subsidiaries or Rubicon Project or any of its subsidiaries, as applicable; or (d) imposes any restrictions on the use by Telaria or any of its subsidiaries or Rubicon Project or any of its subsidiaries, as applicable, of any material intellectual property owned by or licensed to Telaria or any of its subsidiaries or Rubicon Project or any of its subsidiaries, as applicable;

•(1) make, change or revoke any material tax election, other than in the ordinary course of business, consistent with past practice, (2) extend the statute of limitations with respect to any tax matter, (3) amend any tax return or (4) settle, compromise or abandon any material tax claims or liabilities if such settlement, compromise or abandonment involves the payment or surrender by Telaria or its subsidiaries or Rubicon Project or its subsidiaries, as applicable, of an amount in excess of the amount accrued or reserved, as applicable, therefor in the most recent balance sheet included in Telaria’s or Rubicon Project’s, as applicable, financial statements included in its reports filed with the SEC;

•except as required by applicable law or any benefit plan applicable to Telaria or any of its subsidiaries or Rubicon Project or any of its subsidiaries, as applicable, in each case, as in effect on the date of the merger agreement:

•increase the compensation or benefits of any current or former officer, director or other employee (other than increases made in the ordinary course of business consistent with past practice to employees whose annual base salary or wages is less than $200,000 or by reason of the payment, in the ordinary course of business consistent with past practice, of incentive compensation for completed performance periods consistent with past practice and the applicable benefit plan);

•enter into, adopt, amend or modify any benefit plan (other than (1) new employment agreements and offer letters with employees below the level of Vice President entered into in the ordinary course of business consistent with past practice which do not provide for severance or change in control benefits or (2) any ordinary course amendment or modification that does not result in an enhancement of the compensation or benefits due under the applicable benefit plan in effect as of the date of the merger agreement);

•hire employees at the Vice President level or higher, or terminate employees at the Vice President level or higher other than for cause or poor performance implemented in accordance with the standard employee discipline procedures of Telaria or Rubicon Project, as applicable;

•accelerate the vesting or payment of any compensation or benefits of any current or former officer, director or other employee;

•provide any funding for any rabbi trust or similar arrangement, or take any other action to fund or secure the payment of any compensation or benefit; or

•grant or pay to any current or former officer, director or other employee any right to receive any severance, change-in-control, retention, termination or similar compensation or benefits or any increases therein (other than any such payment payable pursuant to the terms of a Telaria benefit plan or Rubicon Project benefit plan in effect as of the date of the merger agreement and those retention arrangements set forth in the applicable party’s disclosure letter);

•change any of its material financial accounting policies or procedures currently in effect, except (1) as required (or with respect to permitted early adoption of changes required) by GAAP, Regulation S-X of the Exchange Act or a governmental entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization), or (2) as required by applicable law;

•make any payment of, commitment for, or accrual of any capital expenditure in a manner not reflected in the capital budget of Rubicon Project or Telaria, as applicable, for the period from the date of the merger agreement through December 31, 2020;

•(1) amend the organizational documents of Telaria or Rubicon Project, as applicable or (2) with respect to Telaria and its subsidiaries or Rubicon Project and its subsidiaries, as applicable, merge or consolidate with any person (other than any merger or consolidation involving only Telaria’s or Rubicon Project’s, as applicable, direct and indirect subsidiaries) or adopt or implement any plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization; or

•authorize, or commit or agree to take, any of the foregoing actions.

No Solicitation of Alternative Transactions

Telaria and Rubicon Project have each agreed not to, and to cause its respective subsidiaries and its and their respective officers and directors not to, and use reasonable best efforts to cause its and its subsidiaries’ other representatives not to, directly or indirectly:

•solicit, initiate or knowingly encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries regarding, or the making of, any proposal the completion of which would constitute (1) any transaction or series of transactions pursuant to which a third party, or the direct or indirect stockholders of such third party or the resulting company, acquires or would acquire, directly or indirectly, beneficial ownership of, or would otherwise own or control, directly or indirectly, more than 20% of the outstanding shares of common stock of such party or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the equity or voting power of such party (or the resulting company), (2) a merger, consolidation, share exchange or similar transaction pursuant to which any third party acquires or would acquire, directly or indirectly, assets or businesses of Telaria or any of its subsidiaries or Rubicon Project or any of its subsidiaries, as applicable, representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Telaria and its subsidiaries, taken as a whole, or Rubicon Project and its subsidiaries, taken as a whole, as applicable, (3) any transaction pursuant to which any third party acquires or would acquire, directly or indirectly, control of assets of Telaria or any of its subsidiaries or Rubicon Project or any of its subsidiaries, as applicable, representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Telaria and its subsidiaries, taken as a whole or Rubicon Project and its subsidiaries, taken as a whole, as applicable, or (4) any disposition of assets of Telaria or Rubicon Project, as applicable, or any of its subsidiaries to a third party representing 20% or more of the consolidated revenues, net income or assets of Telaria and its subsidiaries, taken as a whole, or Rubicon Project and its subsidiaries, taken as a whole, as applicable, such a transaction being referred to in this joint proxy statement/prospectus as an alternative transaction; or

•participate in any discussions or negotiations, or cooperate in any way with any person (or group of persons), with respect to any inquiries regarding, or the making of, any proposal the completion of which would constitute an alternative transaction.

In addition, Telaria and Rubicon Project have each agreed to, and to cause its respective subsidiaries and its and their respective representatives to, immediately cease and cause to be terminated all existing solicitation, discussions or negotiations with any person being conducted with respect to any alternative transaction, or any inquiry or proposal that may reasonably be expected to lead to an alternative transaction, request the prompt return or destruction of all confidential information previously furnished in connection therewith and immediately terminate all physical and electronic dataroom access previously granted to any such person or their representatives.

Notwithstanding these restrictions, the merger agreement provides that, if, at any time prior to obtaining the Telaria stockholder approval or the Rubicon Project stockholder approval, as applicable, Telaria or Rubicon Project receives a bona fide written proposal that the Telaria board or the Rubicon Project board, as applicable, determines in good faith (after consultation with outside counsel and financial advisors) constitutes or would reasonably be expected to result in a “superior proposal” (as defined below) and which did not result from a breach of the non-solicitation obligations set forth in the merger agreement, then Telaria or Rubicon Project, as applicable, may (1) furnish information with respect to itself and its subsidiaries to the person (or group of persons) making such proposal and its representatives pursuant to a customary confidentiality agreement containing confidentiality terms generally no less favorable to the disclosing party than the terms of the confidentiality agreement entered into between Telaria and Rubicon Project (provided that all such information must have been previously provided to the other party or must be provided to the other party prior to or substantially concurrently with the time it is provided to such person) and (2) participate in discussions or negotiations regarding such proposal with the person (or group of persons) making such proposal and its representatives.

The merger agreement also requires each party to (1) notify the other party in writing promptly, and in any event within 24 hours of receipt, of any request for information or proposal relating to an alternative transaction, the material terms and conditions of such request or proposal (including any changes thereto) and the identity of the person making such request or proposal, (2) keep the other party reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a reasonably current basis and (3) provide the other party, as soon as reasonably practicable, copies of all correspondence and other written materials received from the person making such request or proposal or its representatives that describes or contains any such request or proposal.

For purposes of the merger agreement, a “superior proposal” means any bona fide oral or written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an alternative transaction (with all references to 20% in the definition of “alternative transaction” above being treated as references to 50%) that (1) did not result from a breach of the applicable non-solicitation obligations set forth in the merger agreement, (2) is on terms that the Telaria board or the Rubicon Project board, as applicable, determines in good faith (after consultation with outside financial advisors and outside legal counsel) to be superior from a financial point of view to the party’s stockholders than the transactions contemplated by the merger agreement, taking into account all relevant factors (including financial, regulatory, legal and other aspects of such proposal and any changes to the merger agreement that may be proposed by the other party to the merger agreement in response to such alternative transaction proposal and the identity of the person making such alternative transaction proposal) and (3) is reasonably likely to be completed in accordance with its terms, taking into account all financial, regulatory, legal and other aspects of such proposal, and is not subject to a diligence or financing condition.

Changes in Board Recommendations

Telaria and Rubicon Project have agreed under the merger agreement to, through their respective boards of directors, recommend to Telaria stockholders the Telaria merger proposal or to Rubicon Project stockholders the Rubicon Project share issuance proposal, respectively, and to include such recommendations in this joint proxy statement/prospectus.

The merger agreement provides that, subject to the exceptions described below, neither the Telaria board nor the Rubicon Project board will (1) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in each case in a manner adverse to the other party, recommendation of the approval of the Telaria merger proposal or the Rubicon Project share issuance proposal, as applicable, (2) approve or recommend, or propose publicly to approve or recommend, any alternative transaction, (3) fail to include in this joint proxy statement/prospectus its recommendation in favor of the Telaria merger proposal or the Rubicon Project share issuance proposal, as applicable, (4) fail to publicly and without qualification recommend against a tender or exchange offer relating to shares of Telaria common stock or Rubicon Project common stock, as applicable, within ten business days after the commencement thereof (or, if earlier, at least two business days prior to the Telaria special meeting or Rubicon Project special meeting, as applicable) or (5) fail to publicly reaffirm its recommendation of the approval of the Telaria merger proposal or the

Rubicon Project share issuance proposal, as applicable, within ten business days of the other party’s written request to do so (or, if earlier, at least two business days prior to the Telaria special meeting or the Rubicon Project special meeting, as applicable), following the public announcement of any alternative transaction proposal; provided that Telaria or Rubicon Project, as applicable, will not be entitled to make such written request, and the board of directors of the other party shall not be required to make such reaffirmation, more than once with respect to any particular alternative transaction unless the proposal in respect of such alternative transaction is subsequently publicly modified in any material respect in which case Telaria or Rubicon Project, as applicable, may make such request once each time such modification is made (any action in clauses (1) through (5) is referred to as a board recommendation change).

Notwithstanding the foregoing restrictions, in the event that, prior to obtaining the Telaria stockholder approval or the Rubicon Project stockholder approval, the Telaria board or the Rubicon Project board, as applicable, determines in good faith, after consultation with outside legal counsel, that it has received a superior proposal that was not solicited, initiated, knowingly encouraged or facilitated in violation of the merger agreement, the Telaria board or the Rubicon Project board, as applicable, may effect a board recommendation change (other than under clause (2) of the paragraph immediately above if it would include entering into an agreement with respect to an alternative transaction) if (1) it determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, (2) it has notified the other party in writing that it intends to effect a board recommendation change (other than under clause (2) of the paragraph immediately above if it would include entering into an agreement with respect to an alternative transaction), (3) it has provided the other party with, or publicly disclosed, a copy of the proposed definitive agreements and other proposed transaction documentation between Telaria or Rubicon Project, as applicable, and the person making such superior proposal, and the identity of the person making such superior proposal, (4) for a period of four business days following the notice delivered to the other party, Telaria or Rubicon Project, as applicable, shall have discussed and negotiated in good faith and made its representatives available to discuss and negotiate in good faith (in each case to the extent the other party desires to negotiate) with the other party’s representatives any proposed modifications to the terms and conditions of the merger agreement or the transactions contemplated by the merger agreement so that the superior proposal no longer constitutes a superior proposal (provided that any amendment to any material term or condition of any superior proposal will require a new notice and a new negotiation period that will expire on the later to occur of (a) two business days following delivery of such new notice and (b) the expiration of the original four business day period) and (5) no earlier than the end of such negotiation period, the Telaria board or the Rubicon Project board, as applicable, shall have determined in good faith, (a) after consultation with outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to the merger agreement, that the alternative transaction still constitutes a superior proposal and (b) after consultation with outside legal counsel, that the failure to take such action would still be inconsistent with its fiduciary duties under applicable law.

Neither the Telaria board or the Rubicon Project board nor any committee thereof will cause or permit Telaria or its controlled affiliates or Rubicon Project or its controlled affiliates, as applicable, to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any alternative transaction.

In addition, prior to obtaining the Telaria stockholder approval or the Rubicon Project stockholder approval, the Telaria board or the Rubicon Project board, as applicable, may, in response to an “intervening event” (as defined below) effect a board recommendation change only if (1) it determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, (2) it has notified the other party in writing that it intends to effect a board recommendation change (which notice shall specify the facts and circumstances providing the basis of the intervening event and for the determination by the Telaria board or the Rubicon Project board, as applicable, to effect a board recommendation change in reasonable detail), (3) for a period of four business days following the notice delivered to the other party, Telaria or Rubicon Project, as applicable, shall have discussed and negotiated in good faith and made its representatives available to discuss and negotiate in good faith (in each case to the extent the other party desires to negotiate) with the other party’s representatives any proposed modifications to the terms and conditions of the merger agreement or the transactions contemplated by the merger agreement so that the failure to take such action would no longer be inconsistent with its fiduciary duties under applicable law (provided that any material change to the relevant facts and circumstances will require a new notice and a new negotiation period that will expire on the later to occur of (a) two business days following delivery of such new notice and (b) the expiration of the original four business day period) and (4) no earlier than the end of such negotiation period, the Telaria board or the Rubicon Project board, as applicable, shall have determined in good faith, after consultation with outside legal counsel, and after considering the terms of any proposed amendment or modification to the merger agreement, that the failure to take such action would still be inconsistent with its fiduciary duties under applicable law.

For purposes of the merger agreement, an “intervening event” means a material event or circumstance that was not known or reasonably foreseeable to any of the directors or officers of Telaria or Rubicon Project, as applicable, on the date of the merger agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the Telaria board or Rubicon Project board, as applicable, on the date of the merger agreement), which event or circumstance, or any consequence thereof, becomes known to the Telaria board or Rubicon Project board, as applicable, prior to the Telaria stockholder approval or the Rubicon Project stockholder approval, as applicable; provided that in no event will any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an alternative transaction constitute an intervening event; and, provided further that in no event will any of the following, either alone or in combination, constitute an intervening event: (1) any change in and of itself in the market price or trading volume of the securities of Rubicon Project or Telaria (it being understood that the facts or occurrences giving rise or contributing to such change may constitute or be taken into account in determining whether there has been a Telaria intervening event), (2) any change affecting general business, economic or political conditions, the industries or segments thereof in which Telaria or Rubicon Project, as applicable operates, or the financial, credit or securities markets of the United States or in any other country in the world; (3) changes arising out of or attributable to changes (or proposed changes) or modifications in GAAP, other applicable accounting standards or applicable law or the interpretation or enforcement thereof; (4) changes arising out of or attributable to the announcement of the execution of the merger agreement or the identity of Rubicon Project or Telaria, as applicable; (5) the status of the merger under the HSR Act; or (6) meeting or exceeding, or failing to meet or exceed, any internal or other or published projections, forecasts, estimates or predictions in and of itself (it being understood that the facts or occurrences giving rise or contributing to Telaria or Rubicon Project, as applicable, meeting or exceeding, or failing to meet or exceed, such projections, forecasts, estimates or predictions may constitute or be taken into account in determining whether there has been an intervening event).

None of the foregoing will prohibit Telaria or Rubicon Project from (1) taking and disclosing to its stockholders, as applicable, a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder or (2) making any disclosure to its stockholders that the Telaria board or Rubicon project board, as applicable, determines in good faith (after consultation with outside legal counsel) that the failure to make would be inconsistent with its fiduciary duties under applicable law; provided that any such disclosure or statement that constitutes or contains a board recommendation change shall be subject to the restrictions in the second, third and fourth paragraphs of this section entitled “—Changes in Board Recommendations;” provided, that (a) any disclosure made in accordance with the rules set forth in clause (1) of this paragraph, in and of itself, shall not be deemed to constitute a board recommendation change and (b) any public disclosure of or communication relating to an alternative transaction (but solely to the extent such disclosure or communication is required to be made by applicable law), in and of itself, shall not be deemed to constitute a board recommendation change so long as any such disclosure or communication includes an express reaffirmation of the Telaria board’s or Rubicon Project board’s recommendation of the approval of the Telaria merger proposal or the Rubicon Project share issuance proposal, as applicable.

Efforts to Obtain Required Stockholder Vote

Telaria has agreed to hold the Telaria special meeting as promptly as practicable after the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part for the purpose of obtaining the Telaria stockholder approval. Telaria may only postpone or adjourn the Telaria special meeting, after consultation with Rubicon Project (and for the minimum duration reasonably necessary), (1) to solicit additional proxies for the purpose of obtaining the Telaria stockholder approval, (2) for the absence of a quorum and (3) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Telaria has determined after consultation with outside legal counsel is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Telaria prior to the Telaria special meeting. Subject to the ability of the Telaria board to effect a board recommendation change, Telaria is required to, through the Telaria board, recommend to the Telaria stockholders the Telaria merger proposal. The Telaria board has approved the merger agreement and the merger by a unanimous vote of its directors and adopted resolutions directing that the Telaria merger proposal be submitted to the Telaria stockholders for their consideration.

Rubicon Project has agreed to hold the Rubicon Project special meeting as promptly as practicable after the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part for the purpose of obtaining the Rubicon Project stockholder approval. Rubicon Project may only postpone or adjourn the Rubicon Project special meeting, after consultation with Telaria (and for the minimum duration reasonably necessary), (1) to solicit additional proxies for the purpose of obtaining the Rubicon Project stockholder approval, (2) for the absence of a quorum and (3) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Rubicon Project has determined after consultation with outside legal counsel is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Rubicon Project prior to the Rubicon Project special meeting. Subject to the ability of the Rubicon Project board to effect a board recommendation change, Rubicon Project is required to, through the Rubicon Project board, recommend to the Rubicon Project stockholders the Rubicon Project share issuance proposal. The Rubicon Project board has approved the Rubicon Project share issuance by a unanimous vote of its directors and adopted resolutions directing that the Rubicon Project share issuance proposal be submitted to the Rubicon Project stockholders for their consideration.

Both Telaria and Rubicon Project are required to use their reasonable best efforts to hold the Telaria special meeting and the Rubicon Project special meeting on the same date.

Efforts to Complete the Merger

Each of Rubicon Project and Telaria has agreed to cooperate with each other and use (and cause their respective subsidiaries to use) their respective reasonable best efforts to complete the transactions contemplated by the merger agreement and to cause the conditions to the completion of the merger to be satisfied as promptly as reasonably practicable, including using all reasonable best efforts to accomplish the following as promptly as reasonably practicable:

•the obtaining of all actions or non-actions, consents, approvals, registrations, waivers, permits, authorizations, orders, expirations or terminations of waiting periods and other confirmations from any governmental entity or other person that are or may become necessary, proper or advisable in connection with the merger;

•the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with governmental entities) that are or may become necessary, proper or advisable in connection with the merger;

•the taking of all steps as may be necessary, proper or advisable to obtain an approval from, or to avoid an action by, any governmental entity or other person in connection with the merger;

•the defending of any lawsuits or other actions, whether judicial or administrative, challenging the merger agreement or that would otherwise prevent or delay the completion of the transactions contemplated by the merger agreement, including the merger, performed or completed by each party in accordance with the terms of the merger agreement, including seeking to have any stay, temporary restraining order or injunction entered by any court or other governmental entity vacated or reversed; and

•the execution and delivery of any additional instruments that are or may become reasonably necessary, proper or advisable to complete the merger.

Each of Rubicon Project and Telaria has agreed to, in consultation and cooperation with the other party and as promptly as reasonably practicable, but in no event later than ten business days from the date of the merger agreement, make its respective filing under the HSR Act (which the parties filed on January 6, 2020) and to thereafter make any other applications and filings as reasonably determined by Rubicon Project and Telaria under other applicable U.S. or foreign regulatory laws with respect to the transactions contemplated by the merger agreement as promptly as practicable, but in no event later than as required by applicable law. Neither Rubicon Project nor Telaria will withdraw any such filings or applications without the prior written consent of the other party. On January 14, 2020, Rubicon Project and Telaria received notice from the FTC that it had granted early termination, effective immediately, of the applicable waiting period under the HSR Act.

Each of Rubicon Project and Telaria has agreed to use reasonable best efforts to obtain any third-party consents (or deliver any notices) under any contracts that are necessary or desirable for the completion of the merger.  Notwithstanding the foregoing, without the prior written consent of the other party, neither Rubicon Project nor Telaria, nor any of their respective subsidiaries or affiliates, will grant or offer to grant any material accommodation or concession (financial or otherwise), or make any material payment, to any third party in connection with seeking or obtaining its consent to the transactions contemplated by the merger agreement.

Each of Rubicon Project and Telaria has agreed to jointly develop, and consult and cooperate in all respects with the other, and consider in good faith the views of the other, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of a party in connection with proceedings under or relating to any antitrust law or certain other regulatory laws prior to their submission. Each of Rubicon Project and Telaria has agreed to (1) furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any governmental filings, submissions or other documents, (2) promptly inform the other of any such filing, submission or other document and of any communication with or from any governmental entity or any official, representative or staff thereof regarding the transactions contemplated by the merger agreement, and permit the other to review and discuss in advance, and consider in good faith the views, and secure the participation, of the other in connection with any such filing, submission, document or communication and (3) cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a governmental entity or any official, representative or staff thereof or in connection with any action initiated by a governmental entity or private party, including promptly notifying the other party of any such action, and consulting in advance before making any presentations or submissions to a governmental entity or any official, representative or staff thereof, or, in connection with any action initiated by a private party, to any other person or entity.

Each of Rubicon Project and Telaria has also agreed to promptly inform and consult with the other in advance of any meeting, conference or communication with any governmental entity or any official, representative or staff thereof, or, in connection with any action by a private party, with any other person or entity, and to the extent not prohibited by applicable law or by the applicable governmental entity or other person or entity, not participate or attend any meeting or conference, or engage in any communication, with any governmental entity or any official, representative or staff thereof or such other person or entity in respect of the transactions contemplated by the merger agreement without the other party, unless it reasonably consults with the other party in advance and gives the other party a reasonable opportunity to attend and participate therein, and in the event one party is prohibited from, or unable to participate, attend or engage in, any such meeting, conference or communication, keep such party apprised with respect thereto.

Subject to certain limitations (including with respect to sensitive information of a party), each of Rubicon Project and Telaria has agreed to furnish to the other copies of all filings, submissions, correspondence and communications between it and its affiliates and their respective representatives, on the one hand, and any governmental entity or any official, representative or staff thereof (or any other person or entity in connection with any action initiated by a private party), on the other hand, with respect to the transactions contemplated by the merger agreement.

Director and Officer Indemnification and Insurance

Rubicon Project has agreed that all rights, existing at the time of the merger agreement, to indemnification and exculpation from liabilities (including advancement of expenses) for acts or omissions occurring at or prior to the completion of the merger, in favor of the current or former directors and officers of Telaria as provided in the certificate of incorporation and the bylaws of Telaria and/or in any indemnification contract between such directors or officers and Telaria will survive the merger and will continue in full force and effect.

For six years after the completion of the merger, Rubicon Project will cause the surviving corporation to maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the certificate of incorporation and the bylaws of Telaria as in effect immediately prior to the completion of the merger with respect to acts or omissions occurring prior to the completion of the merger and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any of the current or former directors or officers of Telaria; provided that all rights to indemnification in respect of any claim made for indemnification within such six-year period will continue until the disposition of such action or resolution of such claim.

Prior to the completion of the merger, Telaria will (or, if Telaria is unable to, as of or after the completion of the merger, Rubicon Project will cause the surviving corporation to) purchase a six-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Telaria’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the completion of the merger (including in connection with the merger agreement and the transactions or actions contemplated by the merger agreement), and Rubicon Project will cause such policy to be maintained in full force and effect, for its full term, and no other party will have any further obligation to purchase or pay for insurance; provided that Telaria will not pay, and the surviving corporation will not be required to pay, in excess of 300% of the last annual premium paid by Telaria prior to the date of the merger agreement in respect of such “tail” policy. If Telaria or the surviving corporation for any reason fails to obtain such “tail” insurance policies prior to, as of or after the completion of the merger, Rubicon Project will, for six years from the completion of the merger, cause the surviving corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Telaria with respect to matters arising on or before the completion of the merger, again without Rubicon Project being required to pay in any one year a premium in excess of 300% of the last annual premium paid by Telaria prior to the date of the merger agreement in respect of the coverage required to be obtained, but in such case Rubicon Project will purchase as much coverage as reasonably practicable for such amount.

Employee Benefits Matters

In order to further an orderly transition and integration, Telaria and Rubicon Project have each agreed to cooperate in good faith in reviewing, evaluating and analyzing the Rubicon Project benefit plans and Telaria benefit plans with a view towards developing appropriate new benefit plans, or selecting the Rubicon Project benefit plans or Telaria benefit plans, as applicable, that will apply with respect to employees of Rubicon Project and its subsidiaries (including the surviving corporation and its subsidiaries) after the completion of the merger, referred to as the new benefit plans. The new benefit plans will, to the extent permitted by applicable law, among other things, (1) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities and (2) not discriminate between employees who were covered by Rubicon Project benefit plans, on the one hand, and those covered by Telaria benefit plans, on the other hand, at the completion of the merger.

For purposes of eligibility, participation, vesting and benefit accrual (except (1) for purposes of benefit accrual under any defined benefit pension plan, (2) to the extent that such credit would result in a duplication of benefits or (3) under any plan that is grandfathered or frozen) under the Rubicon Project benefit plans, Telaria benefit plans and the new benefit plans, service with or credited by Rubicon Project, Telaria or any of their respective subsidiaries or predecessors for continuing employees of Telaria and its subsidiaries or Rubicon Project and its subsidiaries, as applicable, will be treated as service with Rubicon Project to the same extent that such service was taken into account under the analogous Telaria benefit plan or Rubicon Project benefit plan prior to the completion of the merger. Additionally, with respect to any Telaria benefit plan, Rubicon Project benefit plan or new benefit plan in which any employees of Rubicon Project or Telaria (or their subsidiaries) prior to the completion of the merger first become eligible to participate on or after the completion of the merger, the merger agreement also provides that Rubicon Project will use commercially reasonable efforts to: (1) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Rubicon Project benefit plan or Telaria benefit plan, as the case may be, and (2) provide each such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the completion of the merger (or, if later, prior to the time such employee commenced participation in the new benefit plan) under a Rubicon Project benefit plan or Telaria benefit plan (to the same extent that such credit was given under the analogous Telaria or Rubicon Project benefit plan) in satisfying any applicable deductible or out-of-pocket requirements under any Telaria benefit plan, Rubicon Project benefit plan or new benefit plan in which such employee first becomes eligible to participate after the completion of the merger.

In addition, if requested by Rubicon Project no later than five business days before the completion of the merger, Telaria will terminate, effective as of the day immediately preceding the date Telaria becomes a member of the same controlled group of corporations (as defined in Section 414(b) of the Code) as Rubicon Project, any and all 401(k) plans maintained by Telaria or any of its subsidiaries. Telaria shall also take such other actions in furtherance of terminating any such 401(k) plans as Rubicon Project may reasonably request.

Certain Tax Matters

The merger agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and for purposes of Sections 354 and 361 of the Code, and the parties have adopted it as such.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•cooperation between Telaria and Rubicon Project in connection with the implementation of certain indebtedness arrangements of either party, including certain pre-merger financing transactions;

•cooperation between Telaria and Rubicon Project in the preparation of this joint proxy statement/prospectus;

•confidentiality and access by each of Telaria and Rubicon Project to certain information about the other party during the period prior to the completion of the merger;

•cooperation between Telaria and Rubicon Project in connection with public announcements;

•Rubicon Project using its reasonable best efforts to cause the Rubicon Project common stock to be issued in the merger to be approved for listing on the NYSE, subject to official notice of issuance;

•taking actions to complete the merger and eliminate or minimize the effects of any antitakeover or similar statute or regulation that is or becomes applicable to the transactions contemplated by the merger agreement;

•cooperation between Telaria and Rubicon Project in the preparation, execution and filing of all tax returns, questionnaires, applications or other documents related to taxes which become payable in connection with the transactions contemplated by the merger agreement that are required or permitted to be filed on or before the completion of the merger;

•cooperation between Telaria and Rubicon Project in connection with the exemption under Rule 16b-3 promulgated under the Exchange Act of the transactions under the merger agreement and any other dispositions of equity securities of Telaria or acquisitions of equity securities of Rubicon Project by directors or officers of Telaria or Rubicon Project;

•keeping the other party reasonably informed regarding stockholder litigation commenced after the date of the merger agreement and giving such other party the opportunity to participate in the defense or settlement of such litigation (provided that no such settlement shall be agreed without the other party’s prior consent, which consent shall not be unreasonably withheld, conditioned or delayed); and

•Telaria using its reasonable best efforts, prior to the completion of the merger, to facilitate the commencement of the delisting of Telaria and the shares of Telaria common stock from the NYSE as promptly as practicable after the completion of the merger.

Conditions to the Merger

The obligations of each of Rubicon Project and Telaria to effect the merger are subject to the satisfaction or waiver, in whole or in part (to the extent permitted by law) of the following conditions:

•the approval by Telaria stockholders of the Telaria merger proposal;

•the approval by Rubicon Project stockholders of the Rubicon Project share issuance proposal;

•the expiration or grant of early termination of any applicable waiting period (or any extension thereof) under the HSR Act;

•the absence of any order entered into by a governmental entity of competent jurisdiction or any applicable law enacted or promulgated, in each case, that (whether temporary or permanent) is then in effect and enjoins or otherwise prohibits the merger (collectively, the third and fourth conditions described in this bullet point list, are referred to as the antitrust conditions);

•the SEC having declared effective the registration statement of which this joint proxy statement/prospectus forms a part;

•the approval for listing by the NYSE of the Rubicon Project common stock issuable to the holders of Telaria common stock in connection with the merger, subject to official notice of issuance;

•the representation and warranty of Rubicon Project or Telaria, as applicable, relating to the absence of a material adverse effect since September 30, 2019 being true and correct in all respects as of the closing date of the merger;

•certain representations and warranties of Rubicon Project or Telaria, as applicable, made in the merger agreement relating to organization, standing, corporate power, corporate authority, stockholder agreements, voting trusts or agreements granting certain rights with respect to the shares of capital stock of the other party, and brokers being true and correct in all material respects as of the closing date of the merger (except to the extent such representations and warranties expressly relate to a specific date or as of the date of the merger agreement, in which case such representations and warranties must be true and correct in all material respects as of such date);

•certain representations and warranties of Rubicon Project or Telaria, as applicable, made in the merger agreement relating to its capital structure being true and correct in all respects as of the closing date of the merger (except to the extent such representations and warranties expressly relate to a specific date or as of the date of the merger agreement, in which case such representations and warranties must be true and correct in all material respects as of such date) except for any inaccuracies that, individually and in the aggregate, are immaterial;

•each of the other representations and warranties of Rubicon Project or Telaria, as applicable, made in the merger agreement (without giving effect to any limitation as to materiality, material adverse effect or any similar qualification set forth therein) being true and correct as of the closing date of the merger (except to the extent such representations and warranties relate to a specific date or as of the date of the merger agreement, in which case such representations and warranties must be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct does not, and would not reasonably be expected to, individually and in the aggregate, have a material adverse effect on such party;

•Rubicon Project or Telaria, as applicable, having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date of the merger.

•the receipt of an officer’s certificate executed by an executive officer of the other party certifying that the conditions described in the five preceding bullet points have been satisfied; and

•the receipt by each of Rubicon Project and Telaria of an opinion of its respective outside counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, which shall not have been withdrawn or adversely modified.

Termination

The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after receipt of the requisite stockholder approvals, under the following circumstances:

•by mutual written consent of Telaria and Rubicon Project; or

•by either Telaria or Rubicon Project:

•if the merger is not completed by June 30, 2020, referred to as the outside date, subject to an automatic extension to August 31, 2020 in the event that the SEC has not by May 1, 2020 declared effective under the Securities Act the registration statement of which this joint proxy statement/prospectus forms a part; provided that this right to terminate the merger agreement will not be available to a party whose material breach of any of its obligations under the merger agreement has been the principal cause of, or principally resulted in, the failure of the closing of the merger to have occurred on or before the outside date;

•if the Telaria stockholder approval has not been obtained at the Telaria special meeting or at any adjournment or postponement of such meeting;

•if the Rubicon Project stockholder approval has not been obtained at the Rubicon Project special meeting or at any adjournment or postponement of such meeting;

•if (1) prior to the completion of the merger, any governmental entity of competent jurisdiction has issued or entered any order or any applicable law has been enacted or promulgated, in each case, after the date of the merger agreement, that has the effect of permanently restraining, enjoining or otherwise prohibiting the merger, and in the case of such an order, such order has become final and non-appealable, or (2) any expiration, termination, authorization or consent from a governmental entity required to be obtained pursuant to the antitrust conditions described in the third and fourth bullet points in the section entitled “—Conditions to the Merger” has been denied and such denial has become final and non-appealable (provided that this right to terminate the merger agreement will not be available to a party that has breached in any material respect its obligations to use reasonable best efforts to complete the transactions contemplated by the merger agreement); or

•if the other party has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform (1) would give rise to the failure of the applicable condition to complete the merger and (2) is incapable of being cured by such party or is not cured within 30 days after receiving written notice; provided that the terminating party is not then in breach of any representation, warranty, covenant or other agreement contained in the merger agreement, which breach would give rise to the failure of the applicable condition to complete the merger.

In addition, the merger agreement may be terminated by Telaria or Rubicon Project, at any time prior to the other party’s special meeting, if a “triggering event” shall have occurred. A “triggering event” shall be deemed to have occurred for either party if (1) the board of the other party shall have effected a board recommendation change, as described in the section entitled “—Covenants and Agreements—Changes in Board Recommendations,” or (2) the other party or its representatives shall have willfully breached the non-solicitation provisions of the merger agreement described in “—Covenants and Agreements—No Solicitation of Alternative Transactions” or such party’s covenants with respect to the preparation of this joint proxy statement/prospectus and the holding of its special meeting.

If the merger agreement is terminated, the agreement will become void, without liability or obligation on the part of any of the parties, except in the case of a willful breach of the merger agreement or fraud. The provisions of the merger agreement relating to fees and expenses, public announcements, effects of termination, non-survival of representations and warranties, notices, definitions, interpretation, counterparts, electronic signature, entire agreement, no third-party beneficiaries, no additional representations, assignment, governing law, waiver of jury trial, specific enforcement, jurisdiction, headings, severability and no presumption against drafting party will continue in effect notwithstanding termination of the merger agreement.

Expenses and Termination Fees

Generally, each party is required to pay all fees and expenses incurred by it in connection with the merger, the merger agreement and the other transactions contemplated by the merger agreement, except that each of Rubicon Project and Telaria will bear and pay one-half of the costs and expenses (other than the fees and expenses of each party’s attorneys and accountants, which will be borne by the party incurring such expenses) incurred by Rubicon Project and Telaria in connection with (1) the filing, printing and mailing of this registration statement of which this joint proxy statement/prospectus forms a part (including SEC filing fees) and (2) the filings of the premerger notification and report forms under the HSR Act (including filing fees). However, upon a termination of the merger agreement, a party will become obligated to pay to the other party, a termination fee, in the following circumstances:

Telaria will be obligated to pay a termination fee of $13.7 million to Rubicon Project if:

•Rubicon Project terminates the merger agreement as a result of a triggering event (as defined in the section entitled “—Termination”) or either Rubicon Project or Telaria terminates the merger agreement because the Telaria stockholder approval has not been obtained at the Telaria special meeting or at any adjournment or postponement of such meeting at a time when Rubicon Project would have been entitled to terminate the merger agreement as a result of a triggering event;

•all of the following circumstances occur:

•the merger agreement is terminated:

•(1) by Rubicon Project or Telaria because the Telaria special meeting has not been held by the outside date, (2) by Rubicon Project or Telaria because the Telaria stockholder approval has not been obtained at the Telaria special meeting or at any adjournment or postponement of such meeting or (3) by Rubicon Project as a result of a breach by Telaria (as described in the section entitled “—Termination”) of its obligations to use reasonable best efforts to conduct its business in all material respects in the ordinary course consistent with past practice, its non-solicitation obligations, its obligations to cooperate with Rubicon Project in the preparation of this joint proxy statement/prospectus, its obligation to hold the Telaria special meeting, its obligations to use reasonable best efforts to consummate the transactions contemplated by the merger agreement, its obligations to take actions to complete the merger and eliminate or minimize the effects of any antitakeover or similar statute or regulation that is or becomes applicable to the transactions contemplated by the merger agreement, or its obligations to keep Rubicon Project reasonably informed regarding stockholder litigation commenced after the date of the merger agreement and to give Rubicon Project the opportunity to participate in the defense or settlement of such litigation, and at or prior to (a) the time the merger agreement is terminated, in the case of the preceding clause (1), (b) the Telaria special meeting, in the case of the preceding clause (2), or (c) the time of such breach by Telaria in the case of the preceding clause (3), there shall have been publicly made to the Telaria stockholders generally or shall otherwise have become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make, or in the case of a termination pursuant to the preceding clause (3), there shall otherwise have been made known to the Telaria board, an offer or proposal for a transaction that would constitute an alternative transaction (except that all references in the definition of alternative transaction to “20%” shall be deemed replaced with “50%”), referred to as a Telaria qualifying transaction, which shall not have been withdrawn (and not re-proposed thereafter without a subsequent withdrawal) at or prior to (i) the time the merger agreement is terminated, in the cause of the preceding clause (1), (ii) the Telaria special meeting, in the case of the preceding clause (2), or (iii) the time of such breach, in the case of the preceding clause (3); and

•if within 12 months of such termination:

•Telaria or its subsidiaries enter into a definitive agreement with any third party with respect to a Telaria qualifying transaction; or

•any Telaria qualifying transaction is completed.

Rubicon Project will be obligated to pay a termination fee of $16 million to Telaria if:

•Telaria terminates the merger agreement as a result of a triggering event (as defined in the section entitled “—Termination”) or either Telaria or Rubicon Project terminates the merger agreement because the Rubicon Project stockholder approval has not been obtained at the Rubicon Project special meeting or at any adjournment or postponement of such meeting at a time when Telaria would have been entitled to terminate the merger agreement as a result of a triggering event;

•all of the following circumstances occur:

•the merger agreement is terminated:

•(1) by Rubicon Project or Telaria because the Rubicon Project special meeting has not been held by the outside date, (2) by Telaria or Rubicon Project because the Rubicon Project stockholder approval has not been obtained at the Rubicon Project special meeting or at any adjournment or postponement of such meeting or (3) by Telaria as a result of a breach or failure to perform by Rubicon Project (as described in the section entitled “—Termination”) of its of its obligations to use reasonable best efforts to conduct its business in all material respects in the ordinary course consistent with past practice, its non-solicitation obligations, its obligations to cooperate with Telaria in the preparation of this joint proxy statement/prospectus, its obligation to hold the Rubicon Project special meeting, its obligations to use reasonable best efforts to consummate the transactions contemplated by the merger agreement, its obligations to take actions to complete the merger and eliminate or minimize the effects of any antitakeover or similar statute or regulation that is or becomes applicable to the transactions contemplated by the merger agreement, its obligations to keep Telaria reasonably informed regarding stockholder litigation commenced after the date of the merger agreement and to give Telaria the opportunity to participate in the defense or settlement of such litigation, or its obligations to take all necessary action to cause the merger agreement and the merger to be adopted by the sole stockholder of Merger Sub and cause Merger Sub to comply with its obligations under the merger agreement, and at or prior to (a) the time the merger agreement is terminated, in the case of the preceding clause (1), (b) the Rubicon Project special meeting, in the case of the preceding clause (2), or (c) the time of such breach by Rubicon Project in the case of the preceding clause (3), there shall have been publicly made to the Rubicon Project stockholders generally or shall otherwise have become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make, or in the case of a termination pursuant to the preceding clause (3), there shall otherwise have been made known to the Rubicon Project board, an offer or proposal for a transaction that would constitute an alternative transaction (except that all references in the definition of alternative transaction to “20%” shall be deemed replaced with “50%”), referred to as a Rubicon Project qualifying transaction, which shall not have been withdrawn (and not re-proposed thereafter without a subsequent withdrawal) at or prior to (i) the time the merger agreement is terminated, in the case of the preceding clause (1), (ii) the Rubicon Project special meeting, in the case of the preceding clause (2), or (iii) the time of such breach, in the case of the preceding clause (3); and

•if within 12 months of such termination:

•Rubicon Project or its subsidiaries enter into a definitive agreement with any third party with respect to a Rubicon Project qualifying transaction; or

•any Rubicon Project qualifying transaction is completed.

The merger agreement also provides that in the event that any termination fee is paid in accordance with the foregoing, such payment will be the sole and exclusive remedy of such party and its subsidiaries, stockholders, affiliates, officers, directors, employees and representatives (other than in the case of a willful breach of the merger agreement by the other party or fraud).

Amendment and Waiver

Amendment

Subject to compliance with applicable law, the merger agreement may be amended by mutual agreement of the parties in writing at any time before or after receipt of the requisite stockholder approvals; provided that any amendment of the merger agreement that requires the approval by the stockholders of Telaria or the stockholders of Rubicon Project, as applicable, under applicable law, will be subject to such approval.

Waiver

At any time prior to the completion of the merger, a party may, in writing, (1) extend the time for performance of any obligation or act of the other party, (2) waive any inaccuracy in a representation or warranty of the other party, (3) waive compliance by the other party with any of the agreements or conditions for the benefit of such party contained in the merger agreement or (4) waive the satisfaction of any of the conditions contained in the merger agreement. No such waiver will require approval by the stockholders of Telaria or the stockholders of Rubicon Project, as applicable, unless such approval is required under applicable law.

Third-Party Beneficiaries

The merger agreement is not intended to and will not confer upon any person other than the parties thereto any rights or remedies, except for:

•from and after the completion of the merger, the provisions of the merger agreement relating to indemnification and exculpation from liability for the current or former directors, officers and employees of Telaria; and

•from and after the completion of the merger, the holders of Telaria common stock and Telaria equity awards (solely with respect to the provisions governing such holders’ rights to receive the merger consideration or related payments in respect of equity awards).

Governing Law; Waiver of Jury Trial

Governing Law

The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under any applicable principles of conflicts of laws thereof.

Waiver of Jury Trial

The parties have agreed to waive all rights to trial by jury in any litigation directly or indirectly arising out of or relating to the merger agreement.

Specific Performance

The parties have agreed in the merger agreement that irreparable damage would occur and that monetary damages, even if available, would not be an adequate remedy in the event that any of the provisions of the merger agreement are not performed in accordance with their specific terms or are otherwise breached. The parties have agreed that they will be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the performance of its terms and provisions, without proof of actual damages, in addition to any other remedy to which they are entitled at law or in equity. The parties have further agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any breach.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following general discussion sets forth the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Telaria shares that exchange their Telaria shares for the per share merger consideration in the merger. This discussion is based on the provisions of the Code, the regulations promulgated under the Code, judicial opinions and administrative rulings and published positions of the IRS, each as in effect as of the date hereof. These authorities are subject to change, possibly on a retroactive basis, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion applies only to U.S. holders who hold Telaria shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances, or that may apply to holders that are subject to special treatment under the U.S. federal income tax laws (including, for example, non-U.S. holders, insurance companies, controlled foreign corporations, passive foreign investment companies, dealers or brokers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting, holders subject to the alternative minimum tax, U.S. holders that have a functional currency other than the U.S. dollar, tax-exempt organizations, governmental agencies or instrumentalities, banks and certain other financial institutions, mutual funds, certain expatriates, partnerships, S corporations, or other pass-through entities or investors in partnerships or such other entities, holders who hold Telaria shares as part of a hedge, straddle, constructive sale or conversion or other integrated transaction, retirement plans, individual retirement accounts or other tax-deferred accounts, regulated investment companies, real estate investment trusts, holders that exercise dissenters’ rights and holders who acquired their Telaria shares through the exercise of employee stock options or other compensation arrangements).

This discussion does not address any tax consequences (a) arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, (b) under state, local or foreign laws or U.S. federal laws other than those pertaining to U.S. federal income tax, (c) of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which Telaria shares are acquired or disposed of other than pursuant to the merger, (d) to holders of options or restricted stock units issued by Telaria that are assumed in connection with the merger or (e) of the ownership of the Rubicon Project shares following the merger. This discussion is not binding on the IRS or the courts and, therefore, could be subject to challenge, which could be sustained. No ruling is intended to be sought from the IRS with respect to the merger.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Telaria shares, the tax treatment of a partner in such partnership will generally depend on the status of the partners and the activities of the partnership. If you are a person that for U.S. federal income tax purposes is treated as a partner in a partnership holding Telaria shares, you should consult your own tax advisor about the tax consequences of the merger to you.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Telaria shares that is for U.S. federal income tax purposes:

•an individual citizen or resident of the United States;

•a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•a trust if (i) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•an estate the income of which is subject to U.S. federal income tax regardless of its source.

The actual tax consequences of the merger to a particular holder of Telaria shares may be complex and will depend upon such holder’s specific situation and upon factors that are not within the control of Rubicon Project or Telaria. You are urged to consult with your own tax advisors as to the tax consequences of the merger to you in light of your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws.

Treatment of the Merger as a “Reorganization”

The obligations of the parties to complete the merger are conditioned on, among other things, the receipt by each of Rubicon Project and Telaria of an opinion from its respective nationally recognized outside counsel (or other nationally recognized outside counsel reasonably acceptable to the parties), each dated and based on the facts and law existing as of the closing date of the merger, that for U.S. federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a)

of the Code. These opinions will be based upon representation letters provided by Rubicon Project and Telaria and upon customary factual assumptions, as well as certain covenants and undertakings of Rubicon Project and Telaria. If any of such representations, assumptions, covenants or undertakings is or becomes incorrect, incomplete inaccurate or is violated, the validity of the opinions described above may be affected and the U.S. federal income tax consequences of the merger could differ materially from those described below. Neither Rubicon Project nor Telaria has sought, and neither of them will seek, any ruling from the IRS regarding any matters relating to the merger and the opinions described above will not be binding on the IRS or any court. Consequently, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth in such opinions or below.

Provided that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the following are the material U.S. federal income tax consequences to Telaria stockholders who receive Rubicon Project shares and cash in lieu of fractional shares pursuant to the merger.

Consequences to U.S. Holders

As a result of the merger, you generally will not recognize any gain or loss for U.S. federal income tax purposes, except with respect to cash, if any, received in lieu of a fractional Telaria share (in the manner described below). Your aggregate tax basis in the Rubicon Project shares received in the merger (including any fractional share deemed received and redeemed, as described below) will equal your aggregate adjusted tax basis in the Telaria shares surrendered in the merger. The holding period of the Rubicon Project shares received by you in the merger (including any fractional share deemed received and redeemed for cash, as described below) will include your holding period for the Telaria shares surrendered in the merger.

The Rubicon Project shares received in the merger (including fractional shares of Rubicon Project for which cash is received) by a U.S. holder that acquired different blocks of Telaria shares at different times or at different prices will be allocated pro rata to each block of Telaria shares of such U.S. holder (based on the number of shares in each block), and the basis and holding period of such Rubicon Project shares will be determined using a block-for-block approach and will depend on the basis and holding period of each block of Telaria shares exchanged for such Rubicon Project shares.

If you receive Rubicon Project shares as a result of the merger, you are generally required to retain records pertaining to the merger. In addition, if immediately prior to the merger you owned 5% or more (by vote or value) of the total outstanding Telaria shares or Telaria shares with a basis of $1 million or more, you will also generally be required to file a statement with your U.S. federal income tax return for the tax year in which the merger occurs setting forth your basis in the Telaria shares surrendered in the merger and the fair market value of the Rubicon Project shares received in the merger.

Cash in Lieu of a Fractional Rubicon Project Share

If you receive cash in lieu of a fractional Rubicon Project share, you will be treated as having received the fractional share pursuant to the merger and then as if such fractional share had been redeemed for cash in an amount equal to the fractional share cash amount. As a result, you will generally recognize gain or loss equal to the difference between the amount of your fractional share cash amount and the tax basis in your fractional share interest as set forth above. The gain or loss described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the date of the exchange, your holding period for the relevant Telaria share surrendered or exchanged is greater than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Payments made in exchange for Telaria shares pursuant to the merger may be subject, under certain circumstances, to information reporting and backup withholding at the applicable statutory rate (currently, 24%). To avoid backup withholding, if you are a U.S. holder that does not otherwise establish an exemption, you should complete and return IRS Form W-9 (or applicable successor form), certifying under penalties of perjury that you are a “United States person” (within the meaning of the Code), the taxpayer identification number provided is correct and you are not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a holder’s U.S. federal income tax liability, if any, provided that such holder furnishes the required information to the IRS in a timely manner.

The foregoing summary of the material U.S. federal income tax consequences of the merger is for general information only and is not tax advice. Holders of Telaria shares should consult their tax advisors as to the specific tax consequences to them of the merger in light of their particular circumstances, including the applicability and effect of any federal, state, local, foreign and other tax laws.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is based on the historical consolidated financial statements of Rubicon Project and Telaria, combined and adjusted to give effect to the merger.

The accompanying unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X. The historical consolidated financial information in the unaudited pro forma condensed combined financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results of Rubicon Project and Telaria.

The unaudited pro forma condensed combined financial information does not give effect to any cost savings, operating synergies or revenue synergies that may result from the merger or the costs to achieve any synergies.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations would have been had the transactions been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma condensed combined financial information contains estimated adjustments, based upon available information and certain assumptions Rubicon Project believes are reasonable under the circumstances. The assumptions underlying the pro forma adjustments are described in greater detail in the accompanying notes to the unaudited pro forma condensed combined financial information. In many cases, these assumptions were based on preliminary information and estimates.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2019 and the year ended December 31, 2018 assume the merger occurred on January 1, 2018. The unaudited pro forma condensed combined balance sheet as of September 30, 2019 assumes the transaction occurred on September 30, 2019. The unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the merger, based on the historical financial position and results of operations of Rubicon Project and Telaria, presented as follows:

•The unaudited pro forma condensed combined balance sheet as of September 30, 2019 was prepared based on

(1)the historical unaudited condensed consolidated balance sheet of Rubicon Project as of September 30, 2019; and

(2)the historical unaudited consolidated balance sheet of Telaria as of September 30, 2019.

•The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2019 was prepared based on

(1)the historical unaudited condensed consolidated statement of operations of Rubicon Project for the nine months ended September 30, 2019; and

(2)the historical unaudited consolidated statement of operations of Telaria for the nine months ended September 30, 2019.

•The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 was prepared based on

(1)the historical audited consolidated statement of operations of Rubicon Project for the year ended December 31, 2018; and

(2)the historical audited consolidated statement of operations of Telaria for the year ended December 31, 2018.

The merger will be accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification, referred to as ASC, 805, Business Combinations. Rubicon Project management has determined that Rubicon Project is the acquiror for financial accounting purposes. In accordance with ASC 805, Rubicon Project will record the acquisition based on the fair value of the consideration transferred and then will allocate the purchase price to the identifiable assets acquired and liabilities assumed based on their respective fair values at the date of the completion of the merger. Any excess of the value of consideration transferred over the aggregate fair value of those net assets will be recorded as goodwill. Any identified definite lived intangible assets will be amortized over their estimated useful lives and any identified intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill are also tested for impairment when certain indicators are present. The allocation of the purchase price reflected in the unaudited pro forma condensed combined financial information is based on preliminary estimates using assumptions Rubicon Project management and Telaria management believe are reasonable and based on currently available information.

The final purchase price and fair value assessment of assets and liabilities will be based in part on a detailed valuation that has not yet been completed. Differences between these preliminary estimates and the final acquisition accounting could be materially different. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus.

In identifying Rubicon Project as the accounting acquiror, the companies considered the structure of the transaction and other actions contemplated by the merger agreement, relative outstanding share ownership and market values, the composition of the combined company’s board of directors, the relative size of Rubicon Project and Telaria, and the designation of certain senior management positions of the combined company.

This historical financial information included in the unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the accompanying notes, as well as the following historical consolidated financial statements and related notes of Rubicon Project and Telaria, that are incorporated by reference into this joint proxy statement/prospectus:

•Rubicon Project’s consolidated financial statements and the notes thereto contained in its Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on February 27, 2019 and Rubicon Project’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2019 filed with the SEC on November 6, 2019; and

•Telaria’s consolidated financial statements and notes thereto contained in its Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on March 19, 2019 and Telaria’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2019 filed with the SEC on November 6, 2019.

For more information regarding such historical consolidated financial statements and related notes, see “Where You Can Find More Information.”

Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2019
(in thousands, except per share amounts)

	Historical The Rubicon Project, Inc.	Historical Telaria, Inc.	Pro Forma Merger Adjustments		Pro Forma Combined Company
ASSETS:
Current assets:
Cash and cash equivalents	85,122	65,749	—		150,871
Marketable securities	—	—	—		—
Accounts receivable, net	172,284	114,382	—		286,666
Prepaid expenses and other current assets	5,773	3,903	—		9,676
TOTAL CURRENT ASSETS	263,179	184,034	—		447,213
Property and equipment, net	24,238	2,167	—		26,405
Right-of-use lease asset	22,720	24,132	—		46,852
Internal use software development costs, net	15,189	—	—		15,189
Intangible assets, net	7,870	3,601	169,399	A, D	180,870
Other assets, non-current	2,125	2,124	—		4,249
Goodwill	—	9,277	285,187	B, G	294,464
TOTAL ASSETS	$335,321	$225,335	$454,586		$1,015,242
LIABILITIES AND STOCKHOLDERS’ EQUITY:
LIABILITIES
Current liabilities:
Accounts payable and accrued expenses	207,033	137,646	13,951	H	358,630
Lease liabilities – current portion	6,993	5,078	—		12,071
Other current liabilities	498	171	—		669
TOTAL CURRENT LIABILITIES	214,524	142,895	13,951		371,370
Lease liabilities – non-current portion	16,495	24,987	—		41,482
Other liabilities, non-current	179	218	—		397
Deferred tax liability	—	1,099	—	E	1,099
TOTAL LIABILITIES	231,198	169,199	13,951		414,348
STOCKHOLDERS’ EQUITY
Preferred stock	—	—	—		—
Common stock	1	4	(3)	C	2
Treasury Stock	—	(31,980)	31,980	C	—
Additional paid-in capital	447,314	303,393	198,447	C, F	949,154
Accumulated other comprehensive income (loss)	(585)	(829)	829	C	(585)
Accumulated deficit	(342,607)	(214,452)	209,382	C, E, H	(347,677)
TOTAL STOCKHOLDERS’ EQUITY	104,123	56,136	440,635		600,894
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$335,321	$225,335	$454,586		$1,015,242

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Information.”
The pro forma adjustments are explained in “Note 4 - Preliminary Pro Forma Adjustments Related to the Merger”.

Unaudited Pro Forma Condensed Combined Statement of Operations
Nine months ended September 30, 2019
(In thousands, except per share amounts)

	Historical The Rubicon Project, Inc.	Historical Telaria, Inc.	Reclassifications		Pro Forma Merger Adjustments		Pro Forma Combined Company
Revenue	$107,928	$48,402	—		$—		$156,330
Expenses:
Cost of revenue	44,070	9,338	—		15,750	CC	69,158
Sales and marketing	33,151	19,784	825	RC	6,727	BB,CC	60,487
Technology and development	29,848	8,531	144	RC	—		38,523
General and administrative	29,428	21,204	184	RC	(46)	AA	50,770
Depreciation and Amortization	—	1,153	(1,153)	RC	—		—
Total expenses	136,497	60,010	—		22,431		218,938
Loss from operations	(28,569)	(11,608)	—		(22,431)		(62,608)
Other (income) expense:
Interest (income), net	(625)	2	—		—		(623)
Other (income) expense	(236)	(3,097)	—		—		(3,333)
Foreign exchange (gain) loss, net	(138)	—	—		—		(138)
Total other (income) expenses, net	(999)	(3,095)	—		—		(4,094)
Income (Loss) before income taxes	(27,570)	(8,513)	—		(22,431)		(58,514)
Provision (Benefit) for income taxes	(569)	104	—		—	EE	(465)
Net income (loss)	$(27,001)	$(8,617)	$—		$(22,431)		$(58,049)
Net income (loss) attributable to common stockholders	$(27,001)	$(8,617)	—		(22,431)		(58,049)
Basic net income (loss) per share attributable to common stockholders	$(0.52)	$(0.19)	—		$(0.45)		$(0.57)
Basic and diluted weighted-average shares used to compute net income (loss) per share attributable to common stockholders	52,324	45,579	—		50,364	DD	102,688

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Information.”
The pro forma adjustments are explained in “Note 4 - Preliminary Pro Forma Adjustments Related to the Merger”.

Unaudited Pro Forma Condensed Combined Statement of Operations
Year ended December 31, 2018
(In thousands, except per share amounts)

	Historical The Rubicon Project, Inc.	Historical Telaria, Inc.	Reclassifications		Pro Forma Merger Adjustments		Pro Forma Combined Company
Revenue	$124,685	$55,165	—		—		$179,850
Expenses:			—
Cost of revenue	60,003	6,844	—		21,000	CC	87,847
Sales and marketing	44,556	25,424	2,285	RC	9,952	BB,CC	82,217
Technology and development	37,863	9,925	628	RC	—		48,416
General and administrative	42,431	20,187	792	RC	—		63,410
Restructuring and other exit costs	3,440	149	—		—		3,589
Depreciation and Amortization	—	3,705	(3,705)	RC	—		—
Total expenses	188,293	66,234	—		30,952		285,479
Loss from operations	(63,608)	(11,069)	—		(30,952)		(105,629)
Other (income) expense:
Interest (income) expense, net	(988)	89	—		—		(899)
Other (income) expense	(766)	(1,918)	—		—		(2,684)
Foreign exchange (gain) loss, net	(389)	—	—		—		(389)
Total other (income) expense, net	(2,143)	(1,829)	—		—		(3,972)
Income (Loss) before income taxes	(61,465)	(9,240)	—		(30,952)		(101,657)
Provision (Benefit) for income taxes	357	(10)	—		—	EE	347
Net income (loss) from operations	$(61,822)	$(9,230)	—		$(30,952)		$(102,004)
Gain (loss) on sale of discontinued operations, net of income taxes	$—	$(136)	—
Net income (loss) attributable to common stockholders	$(61,822)	$(9,366)	—		$(30,952)		$(102,004)
Basic net income (loss) per share attributable to common stockholders	$(1.23)	$(0.18)	—		$(0.61)		$(1.01)
Basic and diluted weighted-average shares used to compute net income (loss) per share attributable to common stockholders	50,259	51,765	—		50,364	DD	100,623

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Information.”
The pro forma adjustments are explained in “Note 4 - Preliminary Pro Forma Adjustments Related to the Merger”.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1—Description of Transaction and Basis of Presentation

On December 19, 2019, Rubicon Project, Merger Sub and Telaria entered into the merger agreement. The merger agreement contains the terms and conditions of the proposed merger between Rubicon Project and Telaria, whereby Rubicon Project and Telaria will combine in an all-stock merger. Under the merger agreement, subject to satisfaction or (to the extent permitted by law) waiver of the conditions set forth in the merger agreement, Merger Sub, a wholly owned subsidiary of Rubicon Project, will merge with and into Telaria, with Telaria continuing as the surviving corporation and a wholly owned subsidiary of Rubicon Project. The merger is expected to be completed in the first half of 2020. As part of the merger, Rubicon Project will assume Telaria’s 2013 Equity Incentive Plan, as amended, 2008 Stock Plan, as amended, and the ScanScout, Inc. 2009 Equity Incentive Plan, as amended.

At the completion of the merger, each share of Telaria common stock that is issued and outstanding immediately prior to the completion of the merger (except for shares held by Telaria as treasury stock and shares owned directly or indirectly by Rubicon Project or Merger Sub) will be converted into the right to receive 1.082 fully paid and nonassessable shares of Rubicon Project common stock, and, if applicable, substituting cash in lieu of fractional shares, less any applicable withholding taxes. Rubicon Project estimates that, based on the number of shares of Rubicon Project common stock and Telaria common stock outstanding and reserved for issuance as of the signing of the merger agreement, immediately following completion of the merger, former holders of Telaria common stock will own approximately 47.1% and pre-merger holders of Rubicon Project common stock will own approximately 52.9% of the common stock of the combined company on a fully diluted basis. The merger is reflected in the unaudited pro forma condensed combined financial information as being accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations, with Rubicon Project treated as the acquiror. Under the acquisition method, the total estimated purchase price is calculated as described in Note 3. In accordance with ASC 805, the assets acquired and the liabilities assumed have been measured at fair value based on various preliminary estimates. These estimates are based on key assumptions related to the merger, including reviews of publicly disclosed allocations for other acquisitions in the industry, Rubicon Project’s historical experience, publicly available financial data, and Rubicon Project’s due diligence review of Telaria’s business. Because the unaudited pro forma condensed combined financial information has been prepared based on preliminary estimates, the final amounts recorded for the merger may differ materially from the information presented herein. These estimates are subject to change pending further review of the fair value of assets acquired and liabilities assumed. In addition, the final determination of the recognition and measurement of the identified assets acquired and liabilities assumed will be based on the fair market value of actual net tangible and intangible assets and liabilities of Telaria on the closing date of the merger.

For purposes of measuring the estimated fair value, where applicable, of the assets acquired and the liabilities assumed as reflected in the unaudited pro forma condensed combined financial information, Rubicon Project has applied the guidance in ASC 820, Fair Value Measurement, which establishes a framework for measuring fair value. In accordance with ASC 820, fair value is an exit price and is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Under ASC 805, acquisition-related transaction costs and acquisition-related restructuring charges are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. For the periods presented, neither Rubicon Project nor Telaria had incurred material transaction costs related to the merger.

Note 2—Accounting Policies and Reclassifications

Rubicon Project performed certain procedures for the purpose of identifying any material differences in significant accounting policies between Rubicon Project and Telaria, and any accounting adjustments that would be required in connection with adopting uniform policies. Procedures performed by Rubicon Project involved a review of Telaria’s publicly disclosed summary of significant accounting policies, including those disclosed in Telaria’s Annual Report on Form 10-K for the year ended December 31, 2018, and preliminary discussions with Telaria’s management regarding Telaria’s significant accounting policies to identify material adjustments.

Upon completion of the merger, Rubicon Project will perform a detailed review of Telaria’s accounting policies. As a result of that review, Rubicon Project may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the consolidated financial statements of the combined company.

Certain reclassifications have been made in Telaria’s historical statement of operations in order to conform to the presentation used in the unaudited pro forma condensed combined financial information of Rubicon Project and are reflected in the column “Reclassifications.” The reclassification adjustments on the statement of operations pertain to the reclassification of depreciation and amortization to cost of revenues, sales and marketing, and general and administrative to be consistent with Rubicon

Project’s accounting classification related to the presentation of depreciation and amortization. Upon completion of the merger, further review of Telaria’s financial statements may result in additional revisions to Telaria’s historical presentation to conform to Rubicon Project’s presentation.

Note 3 - Preliminary Consideration Transferred and Preliminary Fair Value of Net Assets Acquired

The unaudited pro forma condensed combined balance sheet has been adjusted to reflect the estimated fair values of Telaria’s identifiable assets acquired and liabilities assumed, and the excess of the consideration transferred over these fair values is recorded to goodwill.

The preliminary value of the consideration transferred consists of the fair value associated with the issuance of shares of Rubicon Project common stock in exchange for each share of Telaria common stock, the fair value attributed to pre-acquisition vested Telaria stock options exchanged for Rubicon Project stock options, and the fair value of equity awards that accelerate and become vested at the closing as a result of the merger, all based on the exchange ratio of one share of Telaria common stock for 1.082 shares of Rubicon Project common stock. The vested stock options and equity awards that accelerate and become vested at the closing as a result of the merger are deemed to be for pre-combination services and therefore included in the consideration transferred and constitute part of the purchase price. The fair value of the unvested Telaria stock options and restricted stock units that are assumed by Rubicon Project at the closing and converted into Rubicon Project stock options and restricted stock units, respectively, are excluded from the purchase price and will instead be accounted for as stock-based compensation expense beginning on the closing date of the merger through their respective remaining vesting periods. After closing, the fair value of the assumed unvested stock options will be based on a Black-Scholes calculation using the price of Rubicon Project common stock on the closing date, the converted exercise price of the option after giving effect to the exchange ratio, and an updated expected term taking into account the remaining vesting term and expiration date of the assumed stock option award. The fair value of outstanding Telaria restricted stock units will be based on the stock price of Rubicon Project common stock on the closing date of the merger.

The fair value of the transferred equity (including outstanding shares of Telaria common stock, vested stock options, and unvested equity awards that accelerate and become vested on the closing date as a result of the merger) was calculated using the volume-weighted average closing stock price between January 21, 2020 and January 24, 2020 of $9.37.  Rubicon Project’s stock price is volatile, and a change in stock price between signing and closing could have a material impact on the value of the total consideration paid. Rubicon Project management used a more recent stock price rather than the September 30, 2019 price for the purposes of preparing the pro forma condensed combined financial statements due to the difference in Rubicon Project stock price on September 30, 2019, the date of the presented condensed combined balance sheet, which was $8.71, and the volume-weighted average closing stock price between January 21, 2020 and January 24, 2020 of $9.37. Using the Rubicon Project stock price at September 30, 2019 would result in materially different fair values of the consideration paid and materially different pro forma results than those presented in this filing.

The preliminary purchase price allocation was based on reviews of publicly disclosed allocations for other acquisitions in the industry, Rubicon Project’s historical experience, publicly available financial data, and Rubicon Project’s due diligence review of Telaria’s business. Upon completion of the merger, incremental valuation work will be performed and any increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the balance sheet and/or statements of income until the purchase price allocation is finalized. The preliminary consideration paid and preliminary fair value of Telaria’s assets acquired and liabilities assumed as if the merger occurred on September 30, 2019 are presented as follows (in thousands):

Common stock issued(1)	$471,873
Assumed vested and outstanding stock options, converted(1)	27,590
Acceleration of single-trigger equity awards, converted(1)	2,377
Estimate of total consideration transferred(2)	$501,840

(1)A 10% increase or decrease in the closing price of Rubicon Project common stock would have an impact of approximately $50.8 million on the estimated value of the total consideration paid when the merger is completed.

(2)The estimated value of the total consideration expected to be paid reflected in this unaudited pro forma condensed combined financial information does not purport to represent what the actual value of the total consideration paid will be when the merger is completed. The fair value of equity securities issued is required to be measured on the closing date of the merger at the then-current number of Telaria shares of common stock outstanding, vested stock options, and equity awards that vest on the closing date as a result of the merger. This will result in equity amounts different from those assumed in this unaudited pro forma condensed combined financial information, and that difference could be material. The number of shares used in the calculation represents the number of outstanding shares of Telaria common stock, vested stock options, and unvested equity awards expected to accelerate and become vested as a result of the merger at September 30, 2019. A 5% difference in the number of shares of common stock and number of shares underlying vested options outstanding would result in an impact of $31.3 million to the consideration paid.

The following is a summary of the preliminary estimated fair values of the net assets acquired (in thousands):

Total estimated consideration transferred	$501,840
Cash and cash equivalents	65,749
Accounts receivable, net	114,382
Prepaid expenses and other current assets	3,903
Property and equipment, net	2,167
Right-of-use lease asset	24,132
Intangible assets, net	173,000
Other assets, non-current	2,124
Total assets	$385,457
Accounts payable and accrued expenses	137,646
Lease liabilities – current portion	5,078
Other current liabilities	171
Lease liabilities – non-current portion	24,987
Other liabilities, non-current	218
Deferred tax liability	9,981
Net assets to be acquired	$207,376
Goodwill	$294,464

Rubicon Project has made preliminary allocation estimates based on limited access to information and will not have sufficient information to make final allocations until after completion of the merger. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after the closing of the merger. Rubicon Project anticipates that the valuations of the acquired assets and liabilities will include, but not be limited to, net working capital, property and equipment, right-of-use lease assets, intangible assets consisting of developed technology, customer relationships, and trade names and goodwill.

For purposes of this unaudited pro forma condensed combined financial information and the preliminary purchase accounting allocation, Rubicon Project assumed that the carrying values of Telaria’s property and equipment, net and right-of-use lease assets at September 30, 2019, approximated their fair values. Upon closing of the merger, Rubicon Project will record the acquired property and equipment and right-of-use lease assets at its acquisition date fair values. The carrying values of acquired working capital assets and liabilities are expected to approximate its fair value given the short-term nature of these assets and liabilities.

The final total consideration, and amounts allocated to assets acquired and liabilities assumed in the merger could differ materially from the preliminary amounts presented in this unaudited pro forma condensed combined financial information. A decrease in the fair value of assets acquired or an increase in the fair value of liabilities assumed in the merger from those preliminary valuations presented in this unaudited pro forma condensed combined financial information would result in a corresponding increase in the amount of goodwill that will result from the merger. Identifiable intangible assets and related amortization are preliminary and are based on management’s estimates after consideration of similar transactions. If the value of the acquired assets is higher than the preliminary fair value, it may result in amortization expense that is materially different from what is presented in this unaudited pro forma condensed combined financial information. In addition, the amortization impacts will ultimately be based upon the periods in which the associated economic benefits or detriments are expected to be derived or, where appropriate, based on the use of a straight-line method. Therefore, the amount of amortization following the transaction may differ significantly between periods based upon the final value assigned and amortization methodology used for each identifiable intangible asset.

Note 4 - Preliminary Pro Forma Adjustments Related to the Merger

The preliminary pro forma adjustments included in this unaudited pro forma condensed combined financial information related to the merger are as follows:

Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

A - To eliminate Telaria’s historical intangible assets and accumulated amortization, net of $3.6 million.

B - To eliminate Telaria’s historical goodwill of $9.3 million.

C - To eliminate Telaria’s historical equity balances.

D - Adjustment reflects the fair value of identifiable intangible assets with a fair value of $173 million. Refer to Note CC below for details related to the estimated fair value and related amortization expense of the intangible assets.

E - To record the deferred tax liability of $43.2 million related to the acquired intangible assets net of the estimated income tax effect of the release of Telaria’s valuation allowance of $34.4 million and the release of $8.9 million of Rubicon Project’s valuation allowance, as if the merger had occurred on September 30, 2019 (to equal the total amount of deferred tax liability resulting from the combination). Telaria will be included in Rubicon Project’s consolidated tax return following the acquisition and Rubicon Project has determined that the deferred tax liabilities related to the acquisition provide sufficient future taxable income to realize Telaria’s deferred tax assets of $34.4 million and $8.9 million of Rubicon Projects deferred tax assets. The deferred tax liability was calculated based on an estimated combined tax rate of 25%. The income tax benefit of $8.9 million related to the reduction in Rubicon Project’s valuation allowance is not reflected in the pro forma statement of operations because it will not have a continuing impact.

F - To record the estimated purchase price associated with the merger of $501.8 million. The purchase price was estimated based on the fair value of 50,364 shares of Rubicon Project common stock issued as part of the merger of $471.9 million, the fair value of Telaria’s vested and outstanding stock options exchanged of $27.6 million, and the acceleration of single-trigger stock-based awards in the amount of $2.4 million.

G - To record the estimated goodwill resulting from the merger. Goodwill represents the excess of the estimated fair value of the total consideration transferred over the preliminary fair value of the assets acquired and liabilities assumed as described in Note 3. The goodwill is attributable to the expected synergies of the combined business operations and new growth opportunities. Goodwill will not be amortized but instead will be tested for impairment at least annually or more frequently if certain indicators of impairment are present. In the event that goodwill has become impaired, Rubicon Project will record an expense for the amount impaired during the quarter in which the determination is made. The goodwill generated in the merger of the companies is not tax deductible.

H - Adjustment to include estimated merger-related transaction costs of $7.7 million for Rubicon Project and $6.3 million for Telaria that are not recognized in the respective company’s balance sheets as of September 30, 2019. These adjustments are included in the pro forma balance sheet as they are merger-related costs, including advisory, accounting, legal and other professional fees, that have been incurred through the filing of this joint proxy statement/prospectus, or will be incurred at closing of the merger and are able to be estimated.

Rubicon Project’s fees payable to LUMA are determined based on the average trading price of Rubicon Project common stock for the ten trading days ending three days prior to the closing date and the final number of shares to be issued at the completion of this merger. For purposes of estimating such fees, Rubicon Project used the volume-weighted average closing stock price of its common stock between January 21, 2020 and January 24, 2020 of $9.37. An increase or decrease in the closing price of the Rubicon Project common stock or the number of shares issued can have a material impact on the actual fees payable to LUMA.

Telaria’s advisory fees may be impacted by the number of shares of common stock issued in connection with this transaction or exchanged for outstanding equity awards. For purposes of estimating Telaria’s advisory fees, Telaria used Telaria’s fully-diluted shares outstanding through the filing of this joint proxy statement/prospectus. This adjustment does not include additional advisory, accounting, legal and other professional or other fees that may be incurred in connection with the merger that cannot be reasonably estimated at the time of the filing of this joint proxy statement/prospectus.

Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations

AA - To reverse Rubicon Project’s transaction costs of $46 thousand during the nine months ended September 30, 2019, associated with the merger.

BB - Adjustment to eliminate Telaria’s historical intangible asset amortization from sales and marketing expenses of $0.5 million and $0.6 million during the nine months ended September 30, 2019 and the year ended December 31, 2018, respectively.

CC - Adjustments to cost of revenue to reflect the preliminary amortization expense associated with the fair value of the identifiable intangible assets of $15.8 million and $21.0 million for the nine months ended September 30, 2019 and the year ended December 31, 2018, respectively, and similar adjustments to sales and marketing expense of $7.2 million and $10.6 million for the nine months ended September 30, 2019 and the year ended December 31, 2018, respectively.

The preliminary amortization expense for the intangible assets acquired from Telaria is as follows (in thousands):

Intangible assets, net	Estimated useful life (years)	Preliminary fair value	Amortization expense for the nine months ended September 30, 2019	Amortization expense for the year ended December 31, 2018
Developed Technology	5	$105,000	$15,750	$21,000
Customer relationships	7	67,000	7,179	9,571
Trade name	1	1,000	—	1,000
Total		$173,000	$22,929	$31,571

DD - To reflect the issuance of 50,364 shares of Rubicon Project common stock as part of the merger, as if they had been issued as of January 1, 2018.

EE - As explained in Note E, the acquisition of Telaria will result in the reversal of $8.9 million of Rubicon Project’s valuation allowance. As a result, the combined entity will benefit its pretax losses however no adjustment is reflected in the pro forma statement of operations because it will not have a continuing impact.

RC - Certain reclassifications have been made in the historical consolidated financial statements of Telaria in order to conform to the presentation used in the unaudited pro forma condensed combined financial information of Rubicon Project and are reflected in the column “Reclassifications.”

RUBICON PROJECT BENEFICIAL OWNERSHIP TABLE

The following table presents information regarding beneficial ownership of Rubicon Project’s equity interests as of January 24, 2020 by: (1) each stockholder or group of stockholders known by Rubicon Project to be the beneficial owner of more than 5% of Rubicon Project common stock; (2) each of Rubicon Project’s directors; (3) each of Rubicon Project’s named executive officers; and (4) all of Rubicon Project’s current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and thus represents voting or investment power with respect to Rubicon Project securities. Unless otherwise indicated below, to Rubicon Project’s knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Percentage ownership of Rubicon Project common stock is based on 55,036,187 shares of our common stock outstanding as of January 24, 2020.

Name and Address of Beneficial Owner(1)	Common Stock(2)	Percent
5% Stockholders
BlackRock,Inc.(3)	3,481,724	6.3%
Outerbridge Capital Management, LLC(4)	2,925,000	5.3%
Named Executive Officers
Michael Barrett(5)	1,531,901	2.7%
Thomas Kershaw(6)	354,713	*
David Day(7)	246,306	*
Joe Prusz(8)	242,350	*
Adam Soroca(9)	189,644	*
Directors and Director Nominees
Frank Addante(10)	1,460,518	2.6%
Robert F. Spillane(11)	133,424	*
Robert J. Frankenberg(12)	133,424	*
Lisa L. Troe(13)	131,274	*
Lewis W. Coleman(14)	101,774	*
Sarah Harden(15)	—	—
All Current Executive Officers and Directors as a Group (14 persons)(16)	4,698,954	8.3%

*Indicates ownership of less than one percent.

(1)Except as noted, the address of the named beneficial owner is c/o The Rubicon Project, Inc., 12181 Bluff Creek Drive, Suite 400, Los Angeles, California 90094.

(2) The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes shares (i) as to which the individual or entity has sole or shared voting power or investment power, and (ii) the individual owns or has the right to acquire beneficial ownership of within 60 days of January 24, 2020. Shares not owned but which the individual has the right to acquire beneficial ownership within 60 days of January 24, 2020 are included in the numerator and denominator for that specific individual in calculating that individual’s beneficial ownership percentage, but not deemed outstanding in the aggregate for computing the ownership percentage for others.

(3) Beneficial ownership information is based solely upon a Schedule 13G filed with the SEC on February 7, 2020 by BlackRock, Inc. The 13G states that BlackRock has sole voting power with respect to 3,404,728 shares and sole dispositive power with respect to 3,481,724 shares. The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(4) Beneficial ownership information is based solely upon a Schedule 13G filed with the SEC on December 23, 2019 by Outerbridge Capital Management, LLC (“Outerbridge”). The 13G states that Outerbridge has shared voting and dispositive power with respect to 2,925,000 shares of our common stock. The 13G also states that Outerbridge has shared voting and disposition power with Outerbridge Master Fund LP, Outerbridge GP, LLC, and Rory Wallace and that each could be deemed to be a beneficial owner of the shares. The address for Outerbridge, Outerbridge GP, LLC, and Rory Wallace is 767 Third Avenue, 11th Floor, New York, NY 10017, and the address for Outerbridge Master Fund LP is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KWY-9009, Cayman Islands.

(5)Includes 752,120 shares issuable pursuant to outstanding stock options exercisable by Mr. Barrett within 60 days of January 24, 2020, of which 629,780 were fully vested as of such date. Excludes options to purchase 534,040 shares of common stock and 837,717 restricted stock units that are unvested and unexercisable within 60 days of January 24, 2020. Also includes 7,313 shares owned by Ichabod Farm Ventures LLC, of which Mr. Barrett is the beneficial owner.

(6) Includes 164,243 shares issuable pursuant to outstanding stock options exercisable by Mr. Kershaw within 60 days of January 24, 2020, of which 107,291 were fully vested as of such date. Excludes options to purchase 194,619 shares of common stock and 321,431 restricted stock units that are unvested and unexercisable within 60 days of January 24, 2020.

(7)Includes 239,478 shares issuable pursuant to outstanding stock options exercisable by Mr. Day within 60 days of January 24, 2020, of which 192,792 were fully vested as of such date, and 1,875 shares of unvested time-based restricted stock. Excludes options to purchase 144,806 shares of common stock and 229,045 restricted stock units that are unvested and unexercisable within 60 days of January 24, 2020.

(8)Includes 97,379 shares issuable pursuant to outstanding stock options exercisable by Mr. Prusz within 60 days of January 24, 2020, of which 64,812 were fully vested as of such date. Excludes options to purchase 105,251 shares of common stock and 182,336 restricted stock units that are unvested and unexercisable within 60 days of January 24, 2020.

(9)Includes 58,233 shares issuable pursuant to outstanding stock options exercisable by Mr. Soroca within 60 days of January 24, 2020, of which 20,187 were fully vested as of such date. Excludes options to purchase 117,897 shares of common stock and 199,961 restricted stock units that are unvested and unexercisable within 60 days of January 24, 2020.

(10)Includes 183,464 shares issuable pursuant to outstanding stock options exercisable by Mr. Addante within 60 days of January 24, 2020, all of which were fully vested as of such date. Excludes 19,562 restricted stock units that are unvested and unexercisable within 60 days of January 24, 2020.

(11)Includes 86,500 shares issuable pursuant to outstanding stock options exercisable by Mr. Spillane within 60 days of January 24, 2020, all of which were fully vested as of such date. Excludes 19,562 restricted stock units that are unvested and unexercisable within 60 days of January 24, 2020.

(12)Includes 86,500 shares issuable pursuant to outstanding stock options exercisable by Mr. Frankenberg within 60 days of January 24, 2020, all of which were fully vested as of such date. Excludes 19,562 restricted stock units that are unvested and unexercisable within 60 days of January 24, 2020.

(13)Includes 86,500 shares issuable pursuant to stock options exercisable by Ms. Troe within 60 days of January 24, 2020, all of which were fully vested as of such date. Excludes 19,562 restricted stock units that are unvested and unexercisable within 60 days of January 24, 2020.

(14)Includes 65,633 shares issuable pursuant to stock options exercisable by Mr. Coleman within 60 days of January 24, 2020, all of which were fully vested as of such date. Excludes 19,562 restricted stock units that are unvested and unexercisable within 60 days of January 24, 2020.

(15)Excludes 72,508 restricted stock units held by Ms. Harden that are unvested and unexercisable within 60 days of January 24, 2020.

(16)Includes 1,898,216 shares issuable pursuant to outstanding stock options exercisable within 60 days of January 24, 2020, of which 1,573,459 were fully vested as of such date and 1,875 shares of unvested time-based restricted stock. Excludes options to purchase 1,172,447 shares of common stock that are unvested and unexercisable within 60 days of January 24, 2020. Excludes 2,155,459 restricted stock units that will remain unvested within 60 days of January 24, 2020.

TELARIA BENEFICIAL OWNERSHIP TABLE

The following table presents information regarding beneficial ownership of Telaria’s equity interests as of January 24, 2020 by: (1) each stockholder or group of stockholders known by Telaria to be the beneficial owner of more than 5% of Telaria’s outstanding equity interests; (2) each of Telaria’s directors and director nominees; (3) each of Telaria’s named executive officers; and (4) all of Telaria’s current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and thus represents voting or investment power with respect to Telaria’s securities. Unless otherwise indicated below, to Telaria’s knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Percentage ownership of Telaria’s common stock is based on 47,210,750 shares of our common stock outstanding as of January 24, 2020.

	Beneficial Ownership(1)
Name of Beneficial Owner	Shares	Percentage
5% Stockholders:
Masthead Venture Partners Capital, L.P (2)	4,281,001	9.07%
Edenbrook Capital, LLC(3)	3,548,483	7.52%
BlackRock,Inc.(4)	2,925,973	6.21%
SH Capital Partners, L.P.(5)	2,550,000	5.40%

Named Executive Officers and Directors:
Mark Zagorski(6)	781,217	1.63%
Katie Evans(7)	319,998	*
Rama Roberts(8)	145,178	*
James Rossman(9)	292,990	*
Robert Schechter(10)	198,831	*
Paul Caine	161,733	*
Warren Lee	152,165	*
Rachel Lam	144,607	*
Kevin Thompson	146,990	*
Doug Knopper	84,757	*
All current executive officers and directors as a group(11) (12 persons)	3,278,516	6.68%

* Represents beneficial ownership of less than 1%.

(1) This table is based upon information supplied by current officers, directors and, in the case of principal stockholders, Schedules 13G filed with the SEC, which information may not be accurate as of January 24, 2020. The address of each executive officer and director listed on the table is c/o Telaria, Inc., 222 Broadway, Fl 16, New York, New York 10038. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the executive officers and directors named in the table above have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Applicable percentages are based on 47,210,750 shares issued and outstanding on January 24, 2020, adjusted as required by rules promulgated by the SEC.

(2) Consists of 4,281,001 shares held by Masthead Venture Partners Capital, L.P. Masthead Fund General Partner, LLC, the general partner of Masthead Venture Partners Capital, L.P., may be deemed to have sole voting and dispositive power with respect to the shares held by Masthead Venture Partners Capital, L.P. The managing members of Masthead Fund General Partner, LLC are Braden Bohrmann, Daniel Flatley, Richard Levandov, Brian Owen, and Stephen Smith. These individuals may be deemed to have shared voting and dispositive power with respect to the shares held by this entity. The principal business address of Masthead Venture Partners is 55 Cambridge Parkway Suite 103, Cambridge, MA 02142.

(3) Consists of 3,548,483 shares held by Edenbrook Capital, LLC. Jonathan Brolin is the managing member of Edenbrook and may be deemed to beneficially own the shares held by Edenbrook Capital, LLC. The principal business address of Mr. Brolin and Edenbrook is 116 Radio Circle, Mount Kisco, New York 10549.

(4) Consists of 2,925,973 shares beneficially owned by BlackRock, Inc. The principal business address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(5) Consists of 2,550,000 shares held by SH Capital Partners, L.P. Stone House Capital Management, LLC is the general partner and investment manager of, and may be deemed to beneficially own securities owned by SH Capital Partners. Mark Cohen is the managing member of, and may be deemed to beneficially own securities owned by, Stone House Capital Management. The principal business address of Mr. Cohen, Stone House Capital Management and SH Capital Partners is 950 Third Avenue, 17th Floor, New York, NY 10022.

(6) Includes 624,387 shares of common stock underlying options that are vested and exercisable within 60 days of January 24, 2020, and 37,152 shares of common stock underlying restricted stock units that will vest within 60 days of January 24, 2020.

(7) Includes 76,800 shares of common stock underlying options that are vested and exercisable within 60 days of January 24, 2020, and 56,734 shares of common stock underlying restricted stock units that will vest within 60 days of January 24, 2020.

(8) Includes 105,723 shares of common stock underlying options that are vested and exercisable within 60 days of January 24, 2020, and 29,642 shares of common stock underlying restricted stock units that will vest within 60 days of January 24, 2020.

(9) Includes 188,687 shares of common stock underlying options that are vested and exercisable within 60 days of January 24, 2020.

(10) Includes 41,66 shares of common stock underlying options that are vested and exercisable within 60 days of January 24, 2020.

(11) Consists of the shares listed in the table above for directors and named executive officers, as well as 106,673 shares of common stock beneficially owned by Adam Lowy, our Chief Commercial Officer, which includes 66,666 shares of common stock underlying options that are vested and exercisable within 60 days of January 24, 2020, and 743,378 shares of common stock beneficially owned by John Rego, our Chief Financial Officer, which includes 603,890 shares of common stock underlying options that are vested and exercisable within 60 days of January 24, 2020, and 71,043 shares of common stock underlying restricted stock units that will vest within 60 days of January 24, 2020.

2019 EXECUTIVE AND DIRECTOR COMPENSATION

Rubicon Project Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis describes the compensation arrangements Rubicon Project had for 2019 with its “named executive officers,” as determined under the rules of the SEC and identified in the following table.

Name	Position
Michael G. Barrett	President and Chief Executive Officer

David L. Day	Chief Financial Officer

Thomas Kershaw	Chief Technology Officer

Adam L. Soroca	Head of Global Buyer Team

Joseph R. Prusz	Chief Revenue Officer

Executive Summary

Compensation Highlights. Rubicon Project’s compensation programs are designed to support creation of stockholder value while maintaining its ability to recruit and retain personnel. For 2019, the compensation committee took the following actions:

•Changed the compensation peer group by removing larger peers and replacing with smaller companies; the resulting group better reflected Rubicon Project’s revised revenue growth trajectory and market valuation with median 2018 revenues of $186 million (down from $255 million) and a median market capitalization of $690 million (down from $1.1 billion);

•Did not make any changes to base salary or target cash incentives opportunities for any named executive officer;

•Approved annual long-term incentive grant values that were closer to competitive market levels after making annual grants in 2018 and 2017 that were low versus competitive market long-term incentive levels; and

•Approved an annual cash incentive opportunity with payouts ranging from 0% to 150% of the named executive officer’s target cash incentive amount, with the actual payout based on pre-determined revenue and adjusted EBITDA less capital expenditures, referred to as capex, financial targets tied to the Rubicon Project’s budget and operating plan.

CEO Pay and Performance.  The compensation committee’s pay actions in the past three years for Mr. Barrett recognize his leadership, deep industry experience, recognition that he was the right chief executive to lead the company through its turn-around, and the successful execution of that turn-around.

•Since joining in March 2017, Mr. Barrett has executed several strategic objectives, including removing buy-side fees and embracing open source and transparency, shifting the business towards header bidding, developing Demand Manager for publishers, and recently announcing the merger with Telaria as further described elsewhere in this joint proxy statement/prospectus;

•The market’s response to these accomplishments resulted in a doubling of the Company’s market value in each of 2018 and 2019—outpacing the growth from other ad-tech peers and the Russell 2000; at the end of December 2019, the Company generated the following annualized returns for stockholders:

o+12% (versus +7% for the Russell 2000) from March 2017 (Mr. Barrett’s hire date) through December 31, 2019;

o+106% (versus +4% for the Russell 2000) from January 2, 2018 through December 31, 2019; and

o+113% (versus +23% for the Russell 2000) from January 2, 2019 through December 31, 2019

•In 2019, Mr. Barrett’s target pay levels increased to $3.7 million (from $2.0 million in 2018) (measured based on Mr. Barrett’s base salary, target cash incentive amount and the grant date fair value of his equity awards), with the increase coming entirely in the grant date fair value of the equity, to (i) recognize the stellar overall company performance through 2018 under Mr. Barrett’s leadership and (ii) provide a target total pay opportunity more closely in line with competitive market levels after delivering an equity award in 2018 that was low versus the competitive market.

Rubicon Project’s executive compensation program includes a number of features intended to reflect best practices in the market and help ensure that the program reinforces Rubicon Project stockholders’ interests. These features are described in more detail below in this Compensation Discussion and Analysis and include the following:

What Rubicon Project Does:	What Rubicon Project Doesn’t Do:

✓Provide a significant portion of CEO pay that is “at-risk” (86% of 2019 target direct compensation was based on financial or share price performance) (with target direct compensation determined based on the CEO’s annual base salary, target cash incentive amount, and the grant date fair value of his equity awards)

✓Utilize a formulaic incentive structure in Rubicon Project’s annual incentive program and limit the use of discretion, as well as limit the maximum annual incentive payment to 150% of the target amount

✓Maintain an ownership and holding requirement policy to encourage alignment with stockholders

✓Employ a clawback policy to allow the company to recover any performance-based compensation

✓Retain an independent compensation consultant to advise the compensation committee

✓Consider feedback from stockholders as part of the compensation committee’s annual program review

xNo single-trigger change in control benefits

xNo gross-ups for change in control benefits

xNo discounted stock options or option re-pricings

xNo excessive perquisites

xNo hedging of Rubicon Project’s equity securities

Executive Compensation Philosophy and Objectives

The compensation committee conducts an annual review of Rubicon Project’s executive compensation program to help ensure that: (1) the program is designed to align the interests of Rubicon Project’s named executive officers with Rubicon Project stockholders’ interests by rewarding performance that is tied to creating stockholder value; and (2) the program provides a total compensation package for each of Rubicon Project’s named executive officers that Rubicon Project believes is competitive and necessary to attract and retain talent.

Rubicon Project accomplishes these objectives by providing a total compensation package that includes three main components: base salary, annual performance-based cash awards and long-term equity-based awards. Rubicon Project believes that in order to attract and retain top executives, it needs to provide them with compensation levels that reward their continued service. Some of the elements, such as base salaries and annual cash awards, are paid out on a short-term or current basis. Other elements, such as equity awards that are subject to multi-year vesting schedules and benefits provided upon certain terminations of employment, are paid out on a long-term basis. Rubicon Project believes this mix of short- and long-term elements allows Rubicon Project to achieve its goals of attracting, retaining and motivating its top executives. Rubicon Project also, in certain cases, provides its named executive officers with certain relocation and other benefits in connection with their joining Rubicon Project.

In structuring executive compensation packages, the compensation committee considers how each component promotes retention and motivates performance. Base salaries, severance and other termination benefits are primarily intended to attract and retain highly qualified executives. These elements of Rubicon Project’s executive compensation program are generally not dependent on performance. Annual cash bonus opportunities provide further incentives to achieve performance goals specified by the compensation committee and long-term equity awards provide incentives to help create value for Rubicon Project stockholders and continue employment with Rubicon Project through specified vesting dates.

Rubicon Project believes that by providing a significant portion of its named executive officers’ total compensation package in the form of equity-based awards, it is able to create an incentive to build stockholder value over the long-term and more closely align the interests of its named executive officers to those of Rubicon Project stockholders. Rubicon Project’s annual equity awards to the named executive officers for 2019 consisted of stock options and restricted stock unit awards, which generally only vest if the executive remains employed with Rubicon Project through the vesting date. For additional information regarding equity-based awards granted to Rubicon Project’s named executive officers during 2019, see “— Current Executive Compensation Program Elements — Equity-Based Awards” below.

Payment of Rubicon Project’s annual performance-based cash awards is solely contingent upon the achievement of financial performance metrics. The amount of compensation ultimately received for these awards varies with Rubicon Project’s annual financial performance, thereby providing additional incentives to achieve short-term or annual goals that Rubicon Project believes will maximize stockholder value over the long term.

Compensation Determination Process

The compensation committee considers, determines, reviews, and revises all components of each named executive officer’s compensation. It may not delegate that responsibility. The compensation committee also has oversight of and consults with management regarding executive and non-executive employee compensation plans and programs, including administration of Rubicon Project’s equity incentive plans.

The compensation committee retains an independent executive compensation consultant, Semler Brossy Consulting Group, referred to as Semler Brossy, to provide input, analysis, and consultation about Rubicon Project’s executive compensation. During 2019, Semler Brossy’s work with the compensation committee included analysis, advice, and recommendations on total compensation philosophy; peer groups and market assessment and analysis; compensation program design, including program goals, components, and metrics; equity usage and allocation; compensation trends in comparable business sectors and in the general marketplace for senior executives; regulatory factors; and the compensation of the chief executive officer and the other named executive officers, including advice on the design of cash-based and equity-based compensation.

Semler Brossy reports directly and solely to the compensation committee and performs compensation consulting services for the compensation committee at its request. Semler Brossy is not engaged to perform services directly for Rubicon Project’s management. The compensation committee has concluded that no conflict of interest exists with respect to its engagement of Semler Brossy nor are there other factors that would adversely impact Semler Brossy’s independence in advising the compensation committee under applicable SEC and New York Stock Exchange rules. The compensation committee reached this conclusion after considering the following six factors, as well as Semler Brossy’s views regarding its independence and other information the compensation committee deemed relevant: (i) the provision of other services to Rubicon Project by Semler Brossy; (ii) the amount of fees received from Rubicon Project by Semler Brossy, as a percentage of the total revenue of Semler Brossy; (iii) the policies and procedures of Semler Brossy that are designed to prevent conflicts of interest; (iv) any business or personal relationship of the Semler Brossy consultants with a member of the compensation committee; (v) any of Rubicon Project stock owned by the Semler Brossy consultants; and (vi) any business or personal relationship of the Semler Brossy consultants or Semler Brossy with any of Rubicon Project’s executive officers.

Executive officers do not propose or seek approval for, or have any decision-making authority with respect to, their own compensation. The chief executive officer makes recommendations to the compensation committee on the base salary, annual incentive cash targets, and equity awards for each named executive officer other than himself, based on his assessment of each executive officer’s performance during the year and other factors, including compensation survey data and input from Semler Brossy.

Performance reviews for the chief executive officer and other named executive officers include factors that may vary depending on the role of the individual officer, including strategic capability—how well the executive officer identifies and develops relevant business strategies and plans; execution—how well the executive officer executes strategies and plans; and leadership capability—how well the executive officer leads and develops the organization and its people. The compensation committee conducts an annual performance review of the chief executive officer to evaluate the company’s performance, his performance and the performance of the management team and considers this review in determining the chief executive officer’s base salary, annual performance-based cash incentive target, and equity awards.

Rubicon Project has engaged in discussions regarding its compensation philosophy with several of its large stockholders, and Rubicon Project intends to engage in further compensation-related discussions from time to time at such stockholders’ request. Additionally, at our 2020 annual meeting, stockholders will have an opportunity to cast an advisory vote to approve the compensation programs of its named executive officers, referred to as the Say-On-Pay Vote, and will have an opportunity to cast an advisory vote on the frequency of future Say-On-Pay Votes.

Peer Group Compensation Assessment

The compensation committee works with Semler Brossy periodically to select a peer group of companies in Rubicon Project’s industry to assist the committee in making its compensation decisions. Although the compensation committee reviews and discusses the peer company compensation data provided by Semler Brossy to help inform its decision-making process, the compensation committee does not set compensation levels at any specific level or percentile against the peer group data. The peer company data is only one point of information taken into account by the compensation committee in making compensation decisions.

Fiscal Year 2019 Peer Group Approach. In July 2018, the compensation committee, with assistance from Semler Brossy, reviewed the list of peer group companies selected in 2017, and re-calibrated the peer companies to reflect Rubicon Project’s business expectations with respect to earnings, headcount, and potential return to revenue growth in late 2018 and into 2019. As a result of this re-evaluation, five companies used in the 2018 peer group were removed for the 2019 peer group (Box, Inc., Cornerstone OnDemand, Inc., ANGI Homeservices Inc., Rocket Fuel, Inc., and YuMe, Inc.). Those five companies had either been acquired or had outsized revenue or market capitalization as compared to Rubicon Project. Five new companies were added (ChannelAdvisor Corp., TechTarget, Inc., TeleNav, Inc., Digital Turbine, Inc., and Marchex, Inc.); these companies were selected based on several criteria, including being similar in size to Rubicon Project, favoring companies based in California or New York, and having a reasonably comparable business to Rubicon Project.

Fiscal 2019 Peer Group

AppFolio, Inc.	Model N, Inc.	TechTarget, Inc.

ChannelAdvisor Corporation	PROS Holdings, Inc.	Telaria, Inc.

Digital Turbine, Inc.	Qualys, Inc.	Telenav, Inc.

Five9, Inc.	QuinStreet, Inc.	The Trade Desk, Inc.

Leaf Group Ltd.	Quotient Technology Inc.	TrueCar, Inc.

Marchex, Inc.	SPS Commerce, Inc.	Varonis Systems, Inc.

MobileIron, Inc.	Synacor, Inc.

Fiscal Year 2020 Peer Group Approach. In July 2019, the compensation committee, with assistance from Semler Brossy, conducted an annual review of the peer group and determined that several peers have grown too large and continue to have different market value multiples than Rubicon Project. The assessment led to the removal of five companies (AppFolio, Five 9, Qualys, QuinStreet and Quotient Technology) and the addition of three new companies (Cardlytics, Everquote, and Fluent).

Current Executive Compensation Program Elements

The current elements of Rubicon Project’s executive compensation program are:

•base salaries;

•annual performance-based cash awards;

•equity-based incentive awards; and

•certain additional employee benefits.

Rubicon Project strives to achieve an appropriate mix between the various elements of its compensation program to meet its compensation objectives and philosophy; however, Rubicon Project does not apply any rigid allocation formula in setting its named executive officers’ compensation, and Rubicon Project may make adjustments to this approach for various positions after giving due consideration to prevailing circumstances.

As discussed throughout this Compensation Discussion and Analysis, the compensation policies and programs applicable to Rubicon Project’s named executive officers reflect Rubicon Project’s emphasis on aligning the interests of Rubicon Project’s executive officers with its stockholders’ interests in enhancing the value of Rubicon Project over the long term. Applying this philosophy, a significant portion of overall compensation opportunities offered to Rubicon Project’s named executive officers is in the form of (i) equity-based compensation with a value directly linked to Rubicon Project’s stock price and (ii) annual performance-based cash awards contingent upon achievement of measurable financial objectives.

Base Salaries

Base salaries for Rubicon Project’s named executive officers are designed to be competitive when compared with similarly situated executives with Rubicon Project’s peer group, and are based on a variety of factors, including level of responsibility, performance, and the recommendations of the chief executive officer for named executive officers other than the chief executive officer. Base salaries are reviewed annually or at the time of promotion or other changes in responsibilities. In determining whether to award base salary increases, the compensation committee considers Rubicon Project’s overall business outlook, Rubicon Project’s budget, the executive’s individual performance, historical compensation, market compensation levels for comparable positions, internal pay equity, and other factors, including any retention concerns.

After consideration of the data from the peer groups described above and the other factors described in the preceding paragraph, the compensation committee determined that the named executive officers’ base salaries for 2019 would remain unchanged from their 2018 levels and were as follows:

Name	2018 Annual Base Salary	2019 Annual Base Salary	Percent Increase (%)
Michael Barrett	$515,000	$515,000	0
David Day	$400,000	$400,000	0
Thomas Kershaw	$425,000	$425,000	0
Adam Soroca	$325,000	$325,000	0
Joseph Prusz	$325,000	$325,000	0

Annual Performance-Based Cash Awards

For 2019, Rubicon Project’s named executive officers were eligible to receive cash incentive payments under its 2019 Executive Cash Incentive Plan, referred to as the Executive Bonus Plan, which is administered by Rubicon Project’s compensation committee. The amount of cash incentive payments under the Executive Bonus Plan is determined based upon the achievement of pre-established corporate financial objectives that the compensation committee believed were challenging yet achievable. For 2019, the target award opportunities for Rubicon Project’s named executive officers remained unchanged from 2018 levels and were as follows:

Name	2018 Annual Target Bonus Opportunity	2019 Annual Target Bonus Opportunity	Percent Increase (%)
Michael Barrett	$515,000	$515,000	0
David Day	$260,000	$260,000	0
Thomas Kershaw	$275,000	$275,000	0
Adam Soroca	$225,000	$225,000	0
Joseph Prusz	$225,000	$225,000	0

For 2019, performance was measured against two financial goals: revenue and adjusted EBITDA less capital expenditures, referred to as capex, with each goal given equal weight. The compensation committee chose these financial metrics because they represent objectively determinable financial targets that Rubicon Project believes indicates its growth and overall success. For a description of how Rubicon Project calculates adjusted EBITDA, see the section entitled “—Certain Unaudited Prospective Financial Information Prepared by Rubicon Project or Used at Rubicon Project’s Direction” included elsewhere in this joint proxy statement/prospectus.

Under the Executive Bonus Plan, Rubicon Project must achieve one of the threshold performance goals noted in the table below for any bonus to be payable for the fiscal year. If either threshold goal is achieved, each executive’s bonus would be based 50% on revenue achieved and 50% on adjusted EBITDA less capex achieved, in each case against the performance goals set forth below. Performance is measured both at mid-year and at fiscal year-end. Following the end of the second quarter, the compensation committee determines the Company’s revenue and adjusted EBITDA less capex performance and determines the applicable bonus payout based on the mid-year performance goals set forth in the table below. This payout percentage is then multiplied by 50% of the executive’s target bonus opportunity for the year, and the executive will receive a mid-year bonus for that amount. However, the executive’s bonus with respect to the first half of the year is capped at 40% of the executive’s total target bonus opportunity. At the end of the fiscal year, the compensation committee determines Rubicon Project’s performance and the final bonus payout based on the table below (with the amount of the final payout offset by any payment that was made to the executive as a mid-year bonus payment). If the mid-year bonus payment exceeds the total bonus the executive would be eligible to receive for the entire fiscal year, the compensation committee has discretion to reduce any future bonus or severance payments to be paid to the executive by such excess bonus amount. The compensation committee retains the discretion to reduce, but not increase, the amount of any bonus otherwise payable to Rubicon Project’s executive officers based on such factors as it deems appropriate.

Rubicon Project’s performance targets and the corresponding payout percentages for mid-year and full-year performance, which were approved by the compensation committee at the beginning of 2019, are as follows (with the payout percentage determined by linear interpolation for performance between these levels):

Percentage of Target Bonus Paid	Threshold (50% payout)	95% payout	Target (100% payout)	105% payout	Maximum (150% payout)
Revenue (percentage of goal achieved)	75%	95%	100%	105%	125%
- Mid-year goal	$51.3 million	$65.0 million	$68.4 million	$71.9 million	$85.5 million
- Full-year goal	$112.8 million	$142.9 million	$150.4 million	$158.0 million	$188.0 million
Adjusted EBITDA less Capital Expenditures (percentage of goal achieved)	75%	95%	100%	105%	125%
- Mid-year goal	($13.8 million)	($12.7 million)	($10.4 million)	($7.5 million)	$11.4 million
- Full-year goal	($21.9 million)	($18.9 million)	($13.9 million)	($8.7 million)	$14.3 million

In July 2019, the compensation committee determined that for the first half of 2019, Rubicon Project achieved revenue of $70.3 and adjusted EBITDA less capex of ($2.2 million), resulting in a weighted payout percentage of 110.2% that was then capped at 40% of the named executive officers’ target annual bonuses (which is the maximum bonus amount payable for the first half of the fiscal year). As of the time of filing of this joint proxy statement/prospectus, Rubicon Project had not yet finalized its 2019 financial statements and the compensation committee had not yet determined the final bonuses for fiscal 2019. Information regarding Rubicon Project’s financial performance as it relates to the 2019 bonuses, and the total bonuses paid to the named executive officers for 2019 will be disclosed in a Form 8-K expected to be filed in late February 2020 once the compensation committee makes such determinations and the financial results are publicly filed.

Equity-Based Awards.

Rubicon Project grants equity-based compensation to its named executive officers in order to attract, retain and reward its executives and strengthen the mutuality of interests between Rubicon Project’s named executive officers and stockholders. The compensation committee annually determines the form and amount of equity-based incentives granted to executives. In making its determinations, the compensation committee considers factors such as peer group market data, recommendations from Semler Brossy, the executive’s and Rubicon Project’s performance in the last year and the results achieved by the executive, the executive’s base salary, target annual incentive opportunity and prior grants of equity awards, and the compensation committee’s view regarding the future potential of long-term contributions of the executive. Recommendations of the chief executive officer are also taken into consideration for Rubicon Project’s named executive officers other than the chief executive officer.

In February 2019, each of Rubicon Project’s named executive officers received grants of stock options and RSUs. The number of stock options and RSUs granted to each of Rubicon Project’s named executive officers for 2019 is set forth in the table below:

Name	Number of Stock Options Granted	Number of RSUs Granted
Michael Barrett	300,000	350,000
David Day	161,000	188,000
Thomas Kershaw	179,000	209,000
Adam Soroca	134,000	157,000
Joseph Prusz	111,000	130,000

If Rubicon Project’s stock price were not to increase, the stock options will not deliver any economic value because the options have an exercise price equal to Rubicon Project’s stock price on the date of grant and Rubicon Project’s equity incentive plans prohibit stock option repricing. The stock options and RSUs vest over four years to provide an additional retention incentive. In determining the size of the 2019 annual awards for all named executive officers, the compensation committee calibrated award values to encourage equity ownership and ensure a stable leadership team through the organization’s strategic re-positioning; specifically, the compensation committee (i) considered the retention value of all outstanding equity holdings at that time (all options grants made prior to 2018 had exercise prices that exceeded the closing price of Rubicon Project stock on the date the 2019 equity awards were made) and (ii) sought to deliver annual equity grant values in 2019 that were closer to the competitive market levels after delivering annual equity grant values in 2017 and 2018 that were generally low versus the competitive market. For Mr. Day, his 2019 grant values also recognize his sustained individual performance since becoming full-time chief financial officer in February 2017 with an intention to move his target total pay opportunity closer to competitive market levels as other similar chief financial officers.

See the table titled “Outstanding Equity Awards as of December 31, 2019” below for more information with respect to these grants.

Other Employee Benefits and Perquisites

Rubicon Project has generally not offered extensive benefits or other compensation programs to its named executive officers, apart from employee benefits made available generally to Rubicon Project employees such as participation in Rubicon Project’s 401(k) plan and eligible to receive a company match, and health and welfare benefit programs. Mr. Day is eligible for up to $30,000 in annual reimbursement for the use of a car service for transportation between his home and Rubicon Project’s headquarters for the purpose of allowing Mr. Day to devote his lengthy commute time to work duties.

Employment Arrangements

Rubicon Project has entered into an employment agreement with Mr. Barrett and offer letters with each of Rubicon Project’s other named executive officers. Each of the named executive officers serves on an at-will basis and the employment agreement and offer letters do not have a specified term. The employment agreement and offer letters provide for a base salary, eligibility to receive an annual performance bonus, and eligibility to participate in employee benefit or group insurance plans maintained from time to time by Rubicon Project.

Severance Agreements

Rubicon Project is also party to Executive Severance and Vesting Acceleration Agreements, referred to as the severance agreements, with each of Rubicon Project’s named executive officers that provide for severance and other termination benefits. These severance agreements are intended to provide economic protection so that an executive can remain focused on Rubicon Project’s business without undue personal concern in the event that his position is eliminated or, in some cases, significantly altered by Rubicon Project, which Rubicon Project believes is particularly important in light of the executives’ leadership roles at Rubicon Project. The compensation committee believes that providing severance or similar benefits is common among similarly situated executives in Rubicon Project’s industry generally and remains important in recruiting and retaining key executives.

The prospect of a change in control of Rubicon Project can also cause significant distraction and uncertainty for executive officers and, accordingly, the compensation committee believes that appropriate change in control protections are important tools for aligning executives’ interests with those of Rubicon Project’s stockholders by allowing Rubicon Project’s executive officers to focus on strategic transactions that may be in the best interest of Rubicon Project stockholders without undue concern regarding the effect of such transactions on their continued employment. Accordingly, the severance agreements also provide for enhanced severance payments and accelerated vesting of equity awards if the executives’ employment is terminated in connection with or following a change in control of Rubicon Project.

In December 2019, in connection with the approval of the merger agreement between Rubicon Project and Telaria, the Board approved the modification of the severance agreements to provide that if the executive officer is terminated in connection with or within 13 months following the closing of the merger between Rubicon Project and Telaria, the executive officer will be entitled to the enhanced change in control severance under the severance agreements.

For more information regarding the potential payments and benefits that would be provided to Rubicon Project’s named executive officers in connection with certain terminations of their employment (including terminations in connection with a change in control) on the last business day of fiscal year 2019, please see “Rubicon Project Named Executive Officer Compensation Tables— Potential Payments upon Termination or Change in Control” below.

Rubicon Project does not provide its executives with tax “gross-up” payments in connection with a termination of their employment and/or a change in control of Rubicon Project.

Tax Considerations

Section 162(m) of the federal tax laws generally prohibits a publicly held company from deducting compensation paid to a current or former named executive officer that exceeds $1 million during the tax year. Certain awards granted before November 2, 2017 that were based upon attaining pre-established performance measures that were set by the company’s compensation committee under a plan approved by the company’s stockholders, as well as amounts payable to former executives pursuant to a written binding contract that was in effect on November 2, 2017, may qualify for an exception to the $1 million deductibility limit. As one of the factors in its consideration of compensation matters, the compensation committee notes this deductibility limitation. However, the compensation committee has the flexibility to take any compensation-related actions that it determines are in the best interests of Rubicon Project and its stockholders, including awarding compensation that may not be deductible for tax purposes. There can be no assurance that any compensation will in fact be deductible.

Recoupment Policy

The Rubicon Project board or the compensation committee shall, in circumstances it deems appropriate, require return to Rubicon Project of the excess portion of any payment made to an employee pursuant to an award issued after April 7, 2016 under Rubicon Project’s 2014 Equity Incentive Plan or 2014 Inducement Grant Equity Incentive Plan, or under Rubicon Project’s annual cash incentive plan, if: (1) the payment was predicated upon achieving certain financial results that became the subject of a substantial restatement of Rubicon Project’s financial statements filed with the SEC within the three full fiscal years after the payment; (2) the Rubicon Project board or the compensation committee determines that the participant engaged in intentional misconduct that caused or substantially caused the need for the substantial restatement; and (3) a lower payment would have been made to the participant based upon the restated financial results. In each such instance, the “excess portion” of the payment is the amount (in terms of dollars or shares) by which the payment received exceeded the lower payment that would have been made based on the restated financial results. In each case, the return of payment will be net of any taxes paid by the employee in connection with original receipt or subsequent transfer of the payment. The Rubicon Project board or the compensation committee also has the discretion, in circumstances it deems appropriate, to require reimbursement of any or all payments received with respect to any award granted on or after April 7, 2016 to an employee who has engaged in fraud, bribery, or illegal acts similar to fraud or bribery related to employment, or knowingly failed to report such acts of another employee over whom the employee had direct supervisory responsibility. The Rubicon Project board or the compensation committee shall not seek recovery to the extent it determines (a) that to do so would be unreasonable or (b) that it would be better for Rubicon Project not to do so. In making such determination, and without limiting the scope of its discretion, the Rubicon Project board or the compensation committee shall take into account such considerations as it deems appropriate, including, without limitation, the likelihood of success under governing law versus the cost and effort involved, whether the assertion of a claim may prejudice Rubicon Project’s interests, including in any related proceeding or investigation, the passage of time since the occurrence of the act in respect of the applicable fraud or intentional illegal conduct, and any pending legal proceeding relating to the applicable fraud or illegal conduct. The Rubicon Project board or the compensation committee also may in its discretion direct Rubicon Project to disclose the circumstances surrounding any recoupment made under this policy where not otherwise required by applicable regulation.

Executive Officer Equity Ownership Guidelines and Retention Holding Requirements

Under equity retention guidelines implemented by the board in April 2016, the chief executive officer and each of the other named executive officers are required to accumulate within five years from the later of the date the guidelines were implemented and the date he became a named executive officer, and thereafter to retain for the duration of employment, a minimum level of company equity. The minimum level of equity for the chief executive officer is equal to five times base salary and the minimum level of equity for the other named executive officers is equal to the named executive officer’s base salary. Equity that counts toward the ownership requirement includes: (1) shares owned outright by the named executive officer or beneficially owned by the named executive officer by virtue of being held by a member of the named executive officer’s immediate family residing in the same household or in a trust for the benefit of the named executive officer or immediate family members residing in the same household; (2) shares held in qualified plans or IRAs; (3) vested shares (or vested RSUs) deemed to be held in non-qualified plans; (4) the in-the-money portion of vested stock options (but not unvested stock options); and (5) unvested time-based restricted shares (or restricted stock units).

Until the minimum level of company equity is achieved, a named executive officer is prohibited from selling or otherwise transferring beneficial ownership of more than one-half of: (a) the vested after-tax shares of Rubicon Project common stock obtained as a result of the vesting of any restricted stock or RSU award made after implementation of the equity retention guidelines; or (b) the shares of Rubicon Project common stock subject to the vested portion of any stock option award made after implementation of the equity retention guidelines, net of any shares surrendered or sold to cover exercise price and/or income tax resulting from the exercise.

Policy Against Repricing and Cash Buyouts

Rubicon Project’s 2014 Equity Incentive Plan and 2014 Inducement Grant Equity Incentive Plan prohibit the Rubicon Project board from decreasing the exercise price of or otherwise repricing awards of stock options and stock appreciation rights unless such action is first approved by Rubicon Project’s stockholders. In addition, the plans prohibit Rubicon Project from redeeming or repurchasing stock options or stock appreciation rights unless such redemptions or repurchases are approved by Rubicon Project’s stockholders.

Policy Against Hedging

Rubicon Project recognizes that hedging against losses in company shares may disturb the alignment between stockholders and employees that Rubicon Project’s equity awards are intended to build. Accordingly, Rubicon Project has incorporated prohibitions on various hedging activities within its Insider Trading Policy, which applies to directors, officers and other employees who Rubicon Project has designated as insiders, as well as such persons’ family members, life partners, or owned or controlled entities. The policy prohibits all transactions that are designed to sell short, hedge or offset any decrease in the market value of Rubicon Project securities, including prepaid variable forward contracts, equity swaps, futures, collars, exchange funds, options, puts, and calls and purchases or sales of puts or calls for speculative purposes.

Risk Assessment in Compensation Programs

The compensation committee annually assesses Rubicon Project’s executive and broad-based compensation and benefits programs on an overall basis to determine whether the programs’ provisions and operations create undesired or unintentional material risk. This risk assessment process takes into account numerous compensation terms and practices that Rubicon Project maintains that aid in controlling risk, including the mix of cash, equity, and near- and long-term incentive programs, the use of multi-year vesting periods for equity awards, and a variety of performance criteria for incentive compensation, the claw-back provisions that apply to Rubicon Project’s annual incentive cash plan and equity plan, and the cap on the maximum cash incentive awards that can be earned in a given year regardless of company performance. This risk assessment process also included a review of program policies and practices, program analysis to identify risk and risk controls, and determinations as to the sufficiency of risk identification and risk control, the balance of potential risk to potential reward, and the significance of the programs and their risks to company strategy. Although Rubicon Project reviewed all significant compensation programs, it focused on those programs with variable payout, in particular assessing the ability of participants to directly affect payouts, and the controls on such situations.

Based on the foregoing, Rubicon Project believes that its compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on Rubicon Project as a whole. Rubicon Project also believes that its incentive compensation programs do not encourage risk-taking beyond the organization’s ability to effectively identify and manage significant risks; are compatible with effective internal controls and Rubicon Project’s risk-management practices; and are adequately supported by the compensation committee’s oversight of Rubicon Project’s executive compensation programs.

Compensation Committee Interlocks and Insider Participation

Ms. Harden and Messrs. Coleman, Frankenberg, Mandal, and Spillane served on Rubicon Project’s compensation committee during the last completed fiscal year. Mr. Mandal’s service on the compensation committee ended with his resignation from the Rubicon Project board in May 2019. Ms. Harden’s service on the compensation committee commenced in July 2019. None of the members of the compensation committee is or has at any time been an officer or employee of Rubicon Project. There are no interlocking relationships (and there were no such interlocking relationships during 2019) between the Rubicon Project board, executive officers or the compensation committee and the Rubicon Project board, executive officers or the compensation committee of any other company.

Rubicon Project Director Compensation

Each director who is not employed by Rubicon Project or any of its subsidiaries, referred to as a non-employee director, is compensated for service on Rubicon Project’s board through a combination of annual cash retainers and equity awards. For purposes of Rubicon Project’s director compensation program, a non-employee director is a member of the Rubicon Project board who is not, and has not been within the previous 180 days, either an employee of Rubicon Project or any of its subsidiaries or a consultant performing material services to Rubicon Project or any of its subsidiaries. In order to align the interests of non-employee directors and stockholders, equity awards constitute a majority of total director compensation.

Directors are reimbursed for travel, food, lodging and other expenses directly related to their activities as directors, such as attendance at board or committee meetings. Directors are also entitled to the protection provided by their indemnification agreements and the indemnification provisions in Rubicon Project’s certificate of incorporation and bylaws, and they receive coverage under a director and officer insurance policy that Rubicon Project maintains.

Annual Cash Fees

Rubicon Project’s non-employee directors receive annual retainer fees as described in the table below for board and committee service. The fees are paid in four equal quarterly advance installments and prorated for any partial year of board service.

Position	Retainer ($)
Board Member	30,000

Audit Committee Chair	20,000

Compensation Committee Chair	12,500

Nominating & Governance Committee Chair	7,500

Audit Committee Member	10,000

Compensation Committee Member	5,000

Nominating & Governance Committee Member	3,500

Lead Director	15,000

Equity Awards

For 2019, equity compensation for non-employee directors consisted of (i) an initial equity award with a calculated value of $375,000 for each newly-elected or appointed non-employee director, and (ii) annual awards with a calculated value of $125,000. For 2019, equity awards for directors consisted solely of restricted stock units covering a number of shares determined by dividing the calculated value of the award by the closing price of a share of Rubicon Project common stock on the grant date.

The initial equity award is granted on the date of appointment to the board or attainment of non-employee director status, unless the board or compensation committee specified another issuance date. Annual equity awards are issued on the date of each annual meeting or the date of attainment of non-employee director status. If no intervening annual meeting has been held, annual equity awards will be granted on a date specified by the compensation committee that is at least 30 calendar days after the first anniversary of the prior year’s annual meeting. The first annual award for non-employee directors who join the board at any time other than the date of an annual meeting is subject to proration for the partial year of service ending on the date of the next annual meeting.

Initial equity awards vest, subject to continued board service, in three equal annual increments, on the first, second, and third anniversaries of the date of commencement of board service or attainment of non-employee director status or, if earlier, upon (but effective immediately prior to) the occurrence of a change in control of Rubicon Project. Annual equity awards vest, subject to continued board service, on the first anniversary of the date of grant (or, if no intervening annual meeting has been held, annual equity awards will vest on the second anniversary of the prior year’s annual meeting) or, if earlier, upon the occurrence of either (1) a change in control of Rubicon Project (effective immediately prior thereto) or (2) the first regular annual meeting occurring in the year immediately following the year in which such annual equity awards were granted. In addition, if a non-employee director ceases board service for any reason other than removal for cause before vesting in full of equity awards, then the director’s awards vest with respect to a pro-rata portion of the underlying shares (up to but not exceeding the number of unvested shares remaining subject to such awards) determined based upon the period of board service. Vesting of equity awards will cease, and unvested equity awards will lapse, upon a recipient’s removal for cause from board service.

Director Equity Retention Guidelines

Under equity retention guidelines implemented by the board in April 2016, each director is required to accumulate within five years from the later of the date the guidelines were implemented and the date of commencement of service for a new director, and thereafter to retain for the duration of board service, an amount of equity equal to five times the director’s base board cash compensation. Equity that counts toward the ownership requirement includes: (1) shares owned outright by the director or beneficially owned by the director by virtue of being held by a member of the director’s immediate family members residing in the same household or in a trust for the benefit of the director or his or her immediate family residing in the same household; (2) shares held in qualified plans or IRAs; (3) vested shares (or vested restricted stock units) deemed to be held in non-qualified plans; (4) the in-the-money portion of vested stock options (but not unvested stock options); and (5) unvested time-based restricted shares (or restricted stock units). Until the minimum level of company equity is achieved, a director is prohibited from selling or otherwise transferring beneficial ownership of more than one-half of: (a) the vested after-tax shares of Rubicon Project common stock obtained as a result of the vesting of any restricted stock or restricted stock unit award made after implementation of the equity retention guidelines; or (b) the shares of Rubicon Project common stock subject to the vested portion of any stock option award made after implementation of the equity retention guidelines, net of any shares surrendered or sold to cover exercise price and/or income tax resulting from the exercise.

2019 Director Compensation Table

The following table sets forth all compensation provided to Rubicon Project’s non-employee directors for 2019. The compensation for Mr. Barrett, Rubicon Project’s President and Chief Executive Officer, is described in the “Executive Compensation” section above. Mr. Barrett did not receive any compensation for his services as a director in 2019.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(4)	Total ($)
Frank Addante(5)	30,000	167,987	—	197,987

Lewis W. Coleman	45,000	125,001	—	170,001

Robert J. Frankenberg	67,250	125,001	—	192,251

Sarah P. Harden(6)	17,500	480,003	—	497,503

Sumant Mandal(7)	15,938	—	—	15,938

Robert F. Spillane	42,500	125,001	—	167,501

Lisa L. Troe	53,500	125,001	—	178,501

(1)Consists of annual board retainer and fees for service as a committee chair, committee member, or Lead Director, as the case may be. See the narrative disclosure above for a description of such fees.

(2)In accordance with the rules of the SEC, these amounts represent the aggregate grant date fair value of the stock awards and option awards granted to the non-employee directors during the applicable fiscal year computed in accordance with ASC 718. Rubicon Project’s equity awards valuation approach and related underlying assumptions for awards granted in 2019 are the same as were described for awards granted in 2018 in Note 2 “Organization and Summary of Significant Accounting Policies—Stock-Based Compensation” and Note 13 “Stock-Based Compensation” to the Consolidated Financial Statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on February 27, 2019 (and the assumptions for awards granted prior to 2018 are set forth in the corresponding notes in the Annual Report on Form 10-K for the applicable fiscal year). The reported amounts do not necessarily reflect the value that may be realized by the executive with respect to the awards, which will depend on future changes in stock value and may be more or less than the amount shown.

(3)Stock awards consist of an annual award of 19,562 restricted stock units issued on May 15, 2019 to each director, other than Ms. Harden and Mr. Mandal, with an aggregate grant date fair market value as described in footnote 2 of $125,001. On February 15, 2019, Mr. Addante was granted a pro-rated annual equity award of 8,737 restricted stock units. On July 1, 2019, Ms. Harden was granted an initial equity award of 56,647 restricted stock units and a pro-rated annual equity award of 15,861 restricted stock units on July 1, 2019 in connection with her appointment to the Board. As of December 31, 2019, the aggregate number of shares of Rubicon Project common stock covered by unvested stock awards held by each of Rubicon Project’s non-employee directors was as follows:

Frank Addante	19,562

Lewis W. Coleman	19,562

Robert J. Frankenberg	19,562

Sarah P. Harden	72,508

Sumant Mandal	—

Robert F. Spillane	19,562

Lisa L. Troe	19,562

(4)As of December 31, 2019, the aggregate number of shares of Rubicon Project common stock covered by stock options held by each of Rubicon Project’s non-employee directors was as follows:

Frank Addante	183,464

Lewis W. Coleman	65,633

Robert J. Frankenberg	86,500

Sarah P. Harden	—

Sumant Mandal	—

Robert F. Spillane	86,500

Lisa L. Troe	86,500

(5)Mr. Addante became a non-employee director effective December 27, 2018.

(6)Ms. Harden was appointed to the Board effective July 1, 2019.

(7)Mr. Mandal resigned from the Board effective May 15, 2019.

Rubicon Project Named Executive Officer Compensation Tables

Summary Compensation Table – 2019

The following table and narratives that follow describe the 2019, 2018 and 2017 compensation provided to Rubicon Project’s named executive officers. Mr. Soroca and Mr. Prusz were not named executive officers of Rubicon Project prior to 2019, thus, pursuant to SEC guidance, Rubicon Project has only included compensation information for them for 2019.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Michael Barrett	2019	515,000		—		1,799,000	883,827	206,000	5,735	(3)	3,409,563
President and CEO	2018	515,000		—		689,500	327,468	515,000	5,006		2,051,974
	2017	407,708	(4)	—		6,375,000	2,110,085	315,037	1,728		9,209,558
David Day	2019	400,000		—		924,960	454,019	104,000	28,540	(5)	1,911,519
Chief Financial Officer	2018	400,000		100,000	(6)	334,108	45,646	260,000	28,571		1,168,325
	2017	402,520	(7)	100,000	(6)	227,420	103,379	190,747	15,550		1,039,616
Thomas Kershaw	2019	425,000		—		1,028,280	504,779	110,000	5,735	(8)	2,073,794
Chief Technology Officer	2018	425,000		150,000	(9)	675,189	94,602	275,000	5,650		1,625,441
	2017	425,000		150,000	(9)	616,835	214,256	211,763	1,832		1,619,686
Adam Soroca(10)	2019	325,000		—		772,440	377,879	90,000	7,682	(11)	1,573,001
Head of Global Buyer Team
Joseph Prusz(12)	2019	325,000		—		639,600	313,019	90,000	135	(13)	1,367,754
Chief Revenue Officer

(1)In accordance with the rules of the SEC, these amounts represent the aggregate grant date fair value of the stock awards and option awards granted to the named executive officer during the applicable fiscal year computed in accordance with ASC 718. Rubicon Project’s equity awards valuation approach and related underlying assumptions for awards granted in 2019 are the same as were described for awards granted in 2018 in Note 2 “Organization and Summary of Significant Accounting Policies—Stock-Based Compensation” and Note 13 “Stock-Based Compensation” to the Consolidated Financial Statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on February 27, 2019 (and the assumptions for awards granted prior to 2018 are set forth in the corresponding notes in the Annual Report on Form 10-K for the applicable fiscal year). The reported amounts do not necessarily reflect the value that may be realized by the executive with respect to the awards, which will depend on future changes in stock value and may be more or less than the amount shown.

(2)Cash incentive amounts earned by the named executive officers for service during the year, including amounts paid subsequent to that year based upon performance during that year and excluding amounts paid during that year based upon performance for a prior year. At the time of filing of this joint proxy statement/prospectus, Rubicon Project had not yet finalized its 2019 financial statements and the compensation committee had not yet determined the final bonuses for fiscal 2019. The amounts included in the table above for 2019 only reflects the mid-year bonuses paid to executives for 2019. Information regarding Rubicon Project’s financial performance as it relates to the 2019 bonuses, and the total bonuses paid to the named executive officers for 2019 will be disclosed in a Form 8-K expected to be filed in late February 2020 once the compensation committee makes such determinations and the financial results are publicly filed.

(3)Represents $5,600 in 401(k) plan matching contributions and $135 in life insurance premiums.

(4)Mr. Barrett joined Rubicon Project in March 2017 with an annual salary of $515,000.

(5)Represent $8,400 in 401(k) plan matching contributions, $135 in life insurance premiums and $20,005 in transportation reimbursement.

(6)Represents a $100,000 retention bonus that vested during the applicable year.

(7)Mr. Day’s base salary was increased effective February 22, 2017 in connection with his appointment as permanent chief financial officer. This amount represents 10.2 months of base salary at an annual rate of $400,000 and 1.8 months of base salary at an annual rate of $295,625 and also includes $17,500 in supplemental compensation for service as interim chief financial officer for 2017 through his appointment as permanent chief financial officer on February 22, 2017.

(8)Represents $5,600 in 401(k) plan matching contributions and $135 in life insurance premiums.

(9)Represents a $150,000 retention bonus that vested during the applicable year.

(10)Mr. Soroca was not a named executive officer of Rubicon Project prior to 2019.

(11)Represents $6,094 in 401(k) plan matching contributions, $135 in life insurance premiums, and $1,453 in transit benefit plan matching contributions.

(12)Mr. Prusz was not a named executive officer of Rubicon Project prior to 2019.

(13)Represents $135 in life insurance premiums.

Grants of Plan-Based Awards – 2019

The following table provides information regarding the equity and non-equity incentive plan awards that were granted to Rubicon Project’s named executive officers in 2019.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(1)
		Threshold ($)	Target ($)	Maximum ($)
Michael Barrett	—	257,500	515,000	772,500	—	—	—	—
	2/22/2019	—	—	—	350,000	—	—	1,799,000
	2/22/2019	—	—	—	—	300,000	5.14	883,827
David Day	—	130,000	260,000	390,000	—	—	—	—
	2/20/2019	—	—	—	188,000	—	—	924,960
	2/20/2019	—	—	—	—	161,000	4.92	454,019
Thomas Kershaw	—	137,500	275,000	412,500	—	—	—	—
	2/20/2019	—	—	—	209,000	—	—	1,028,280
	2/20/2019	—	—	—	—	179,000	4.92	504,779
Adam Soroca	—	112,500	225,000	337,500	—	—	—	—
	2/20/2019	—	—	—	157,000	—	—	772,440
	2/20/2019	—	—	—	—	134,000	4.92	377,879
Joseph Prusz	—	112,500	225,000	337,500	—	—	—	—
	2/20/2019	—	—	—	130,000	—	—	639,600
	2/20/2019	—	—	—	—	111,000	4.92	313,019

(1)In accordance with the rules of the SEC, these amounts represent the aggregate grant date fair value of the stock awards and option awards granted to the named executive officer during 2019 computed in accordance with ASC 718. Rubicon Project’s equity awards valuation approach and related underlying assumptions for awards granted in 2019 are the same as were described for awards granted in 2018 in Note 2 “Organization and Summary of Significant Accounting Policies—Stock-Based Compensation” and Note 13 “Stock-Based Compensation” to the Consolidated Financial Statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on February 27, 2019 (and the assumptions for awards granted prior to 2018 are set forth in the corresponding notes in the Annual Report on Form 10-K for the applicable fiscal year). The reported amounts do not necessarily reflect the value that may be realized by the executive with respect to the awards, which will depend on future changes in stock value and may be more or less than the amount shown.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreement/Offer Letters

Rubicon Project has entered into an employment agreement with Mr. Barrett and offer letters with each of its other named executive officers. Each of the named executive officers serves on an at-will basis and the employment agreement and offer letters do not have a specified term. The employment agreement and offer letters provide for a base salary, eligibility to receive an annual performance bonus, and eligibility to participate in employee benefit or group insurance plans maintained from time to time by Rubicon Project. Rubicon Project is also party to agreements with the named executive officers providing for the severance benefits described below under “Potential Payments upon Termination or Change in Control.”

Non-Equity Incentive Plan Awards

For a description of the material terms of the non-equity incentive plan awards reported in the table above, see “Rubicon Project Compensation Discussion and Analysis — Current Executive Compensation Program Elements: Annual Performance-Based Cash Awards” above.

Equity Incentive Plan Awards

Each of the equity incentive awards reported in the “Grants of Plan-Based Awards – 2019” table above was granted under, and is subject to, the terms of Rubicon Project’s 2014 Equity Incentive Plan, referred to as the 2014 Plan. The 2014 Plan is administered by the compensation committee. The compensation committee has authority to interpret the plan provisions and make all required determinations under the plan. Awards granted under the plan are generally not transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers.

Generally, and subject to limited exceptions set forth in the 2014 Plan, if Rubicon Project undergoes certain corporate transactions such as a merger, consolidation or similar transaction, or a sale of all or substantially all of Rubicon Project’s assets or securities, the plan administrator has the discretion to determine how outstanding equity awards will be treated in connection with such corporate transaction (including discretion to provide for accelerated vesting of such awards in connection with the transaction), and if no affirmative determination is made, all outstanding equity awards will fully vest and options will be fully exercisable, and will terminate or be terminated in connection with such corporate transaction, unless the awards are to be assumed or substituted by the successor corporation. The named executive officers are also party to agreements that provide for acceleration of their equity awards in connection with certain terminations of their employment as described below under “Potential Payments upon Termination or Change in Control.”

The equity awards granted to Rubicon Project’s named executive officers in 2019 were in the form of stock options and restricted stock units, referred to as RSUs. The vesting requirements applicable to each equity award granted to the named executive officers are described in the footnotes to the table below and in the section above entitled “Rubicon Project Compensation Discussion and Analysis.” RSUs are payable on vesting in an equal number of shares of Rubicon Project’s common stock. Stock options represent the right to receive a share of Rubicon Project’s common stock upon exercise of the option and payment of the exercise price. The named executive officers do not have the right to vote the shares subject to the awards and do not have any dividend rights with respect to the RSUs or stock options.

Outstanding Equity Awards as of December 31, 2019

The following table provides information regarding outstanding equity awards made to Rubicon Project’s named executive officers as of December 31, 2019.

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)		Market Value of Shares or Units of Stock that Have Not Vested ($)(1)
Michael Barrett	2/22/19	—	300,000	(2)	5.14	2/22/29
	3/15/18	137,500	162,500	(3)	1.97	3/15/28
	3/17/17	471,735	214,425	(4)	5.80	3/17/27
	2/22/19						350,000	(5)	2,856,000
	3/15/18						98,438	(6)	803,254
	3/15/18						87,500	(7)	714,000
	3/17/17						389,279	(8)	3,176,517
David Day	2/20/19	—	161,000	(2)	4.92	2/20/29
	3/15/18	19,166	22,651	(3)	1.97	3/15/28
	3/15/17	22,784	9,383	(9)	6.06	3/15/27
	5/19/15	9,300	—		16.75	5/19/25
	4/24/13	140,000	—		7.80	4/24/23
	2/20/19						188,000	(10)	1,534,080
	3/15/18						27,442	(10)	223,927
	1/15/18						50,000	(7)	408,000
	3/15/17						11,728	(12)	95,701
	1/31/16						1,875	(13)	15,300
Thomas Kershaw	2/20/19	—	179,000	(2)	4.92	2/20/29
	3/15/18	16,250	46,945	(3)	1.97	3/15/28
	3/15/17	47,222	19,445	(9)	6.06	3/15/27
	11/15/16	39,583	10,417	(14)	7.72	11/15/26
	2/20/19						209,000	(15)	1,705,440
	3/15/18						56,875	(16)	464,100
	1/15/18						100,000	(7)	816,000
	3/15/17						24,306	(17)	198,337
	11/15/16						31,250	(18)	255,000
Adam Soroca	2/20/19	—	134,000	(2)	4.92	2/20/29
	3/15/18	19,309	22,821	(3)	1.97	3/15/28
	2/20/19						157,000	(19)	1,281,120
	3/15/18						27,648	(20)	225,608
	1/15/18						100,000	(7)	816,000
	7/14/17						15,313	(21)	124,954
Joseph Prusz	2/20/19	—	111,000	(2)	4.92	2/20/29
	3/15/18	19,309	22,821	(3)	1.97	3/15/28
	3/15/17	12,750	5,250	(9)	6.06	3/15/27
	5/19/15	6,500	—		16.75	5/19/25
	12/13/12	25,000	—		4.70	12/13/22
	2/20/19						130,000	(22)	1,060,800
	3/15/18						16,250	(23)	132,600
	3/15/18						27,648	(24)	225,608
	1/15/18						50,000	(7)	408,000
	3/15/17						6,563	(25)	53,554
	1/31/16						1,875	(26)	15,300

(1)In accordance with the rules of the SEC, the values represent the product of the number of shares that have not vested and $8.16, which was the closing market price of Rubicon Project common stock on December 31, 2019. The reported amount does not necessarily reflect the value that may be realized by the individual because the awards vest over a specified period of time from the date of grant contingent upon continued employment, and the actual amount received upon sale of shares will depend upon the fair market value of the shares at the times they are sold.

(2)These stock options vest (or vested) with respect to 25% of the underlying shares on February 1, 2020 and with respect to the remaining 75% of the underlying shares in equal monthly installments over the following 36 months.

(3)These stock options vest (or vested) with respect to 25% of the underlying shares on February 1, 2019 and with respect to the remaining 75% of the underlying shares in equal monthly installments over the following 36 months.

(4)These stock options vest (or vested) with respect to 25% of the underlying shares on March 17, 2018 and with respect to the remaining 75% of the underlying shares in equal monthly installments over the following 36 months.

(5)These RSUs vest with respect to 109,375 of the underlying shares on May 15, 2020; with respect to 43,750 shares on each November 15 and May 15 thereafter until November 15, 2022, and with respect to 21,875 of such shares on May 15, 2023.

(6)These RSUs vest with respect to 21,875 of the underlying shares on each May 15 and November 15 until November 15, 2021; and with respect to 10,938 of such shares on May 15, 2022.

(7)These RSUs vest on January 15, 2020.

(8)These RSUs vest with respect to 137,392 of the underlying shares on each May 15 and November 15 through November 15, 2020 and with respect to 114,495 of such shares on May 15, 2021.

(9)These stock options vest (or vested) with respect to 25% of the underlying shares on February 1, 2018 and with respect to the remaining 75% of the underlying shares in equal monthly installments over the following 36 months.

(10)These RSUs vest with respect to 58,750 of the underlying shares on May 15, 2020, with respect to 23,500 shares on each November 15 and May 15 hereafter until November 15, 2022, and with respect to 11,750 of such shares on May 15, 2023.

(11)These RSUs vest with respect to 6,098 of the underlying shares on each May 15 and November 15 until November 15, 2021; and with respect to 3,050 of such shares on May 15, 2022.

(12)These RSUs vest with respect to 4,691 of the underlying shares on each May 15 and November 15 through November 15, 2020 and with respect to 2,346 of such shares on May 15, 2021.

(13)These shares of restrict stock vest on May 15, 2020.

(14)These stock options vest (or vested) with respect to 25% of the underlying shares on October 3, 2017 and with respect to the remaining 75% of the underlying shares in equal monthly installments over the following 36 months.

(15)These RSUs vest with respect to 65,312 of the underlying shares on May 15, 2020, with respect to 26,125 shares on each November 15 and May 15 hereafter until November 15, 2022, and with respect to 13,063 of such shares on May 15, 2023.

(16)These RSUs vest with respect to 12,639 of the underlying shares on each May 15 and November 15 until November 15, 2021; and with respect to 6,319 of such shares on May 15, 2022.

(17)These RSUs vest with respect to 9,722 of the underlying shares on each May 15 and November 15 through November 15, 2020; and with respect to 4,862 of such shares on May 15, 2021.

(18)These RSUs vest with respect to 15,625 of the underlying shares on each of May 15, 2020 and November 15, 2020.

(19)These RSUs vest with respect to 49,062 of the underlying shares on May 15, 2020, with respect to 19,625 shares on each November 15 and May 15 hereafter until November 15, 2022, and with respect to 9,813 of such shares on May 15, 2023.

(20)These RSUs vest with respect to 6,144 of the underlying shares on each May 15 and November 15 until November 15, 2021, and with respect to 3,072 of such shares on May 15, 2022.

(21)These RSUs vest with respect to 4,375 of the underlying shares on each May 15 and November 15 through May 15, 2021, and with respect to 2,188 of such shares on November 15, 2021.

(22)These RSUs vest with respect to 40,625 of the underlying shares on May 15, 2020, with respect to 16,250 shares on each November 15 and May 15 hereafter until November 15, 2022, and with respect to 8,125 of such shares on May 15, 2023.

(23)These RSUs vest with respect to 3,750 of the underlying shares on each May 15 and November 15 until November 15, 2021, and with respect to 1,250 of such shares on May 15, 2022.

(24)These RSUs vest with respect to 6,144 of the underlying shares on each May 15 and November 15 until November 15, 2021, and with respect to 3,072 of such shares on May 15, 2022.

(25)These RSUs vest with respect to 2,625 of the underlying shares on each of May 15, 2020 and November 15, 2020, and with respect to 1,313 of such shares on May 15, 2022.

(26)These RSUs vest on May 15, 2020.

Option Exercises and Stock Vested – 2019

The following table provides information regarding stock options that were exercised by Rubicon Project’s named executive officers during 2019 and the restricted stock unit awards granted to Rubicon Project’s named executive officers that vested during 2019.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Michael Barrett	—	—	438,846	2,867,605
David Day	—	—	89,795	480,006
Thomas Kershaw	23,472	$115,907	194,930	1,073,179
Adam Soroca	—	—	130,254	613,205
Joseph Prusz	—	—	102,931	568,537

(1)The value realized upon the exercise of a stock option is calculated by multiplying (i) the number of shares of Rubicon Project common stock to which the exercise of the option related, by (ii) the difference between the per-share closing price of Rubicon Project common stock on the date the stock option was exercised and the per-share exercise price of the options.

(2)The value realized upon the vesting of a stock award is calculated by multiplying (i) the number of shares of Rubicon Project common stock that vested, by (ii) the per-share closing price of Rubicon Project common stock on the vesting date. Represents the gross value realized prior to any applicable tax withholding.

Potential Payments upon Termination or Change in Control

The following section describes the benefits that may become payable to Rubicon Project’s named executive officers in connection with a termination of their employment with Rubicon Project and/or a change in control of Rubicon Project. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different from the amounts presented below. Factors that could affect these amounts include the timing during the year of any such event.

Rubicon Project is a party to an Executive Severance and Vesting Acceleration Agreement, referred to as the severance agreement, with each of Rubicon Project’s named executive officers. These agreements provide that if Rubicon Project terminates the employment of any of these executives without “cause,” if any of these executives resigns for “good reason,” or if the executive’s employment terminates due to the executive’s death or “disability” (as such terms are defined in the severance agreement), and prior to and not in connection with the consummation of a “sale transaction” (as such term is defined in the severance agreement), the executive will be entitled to receive continuation of his then-current base salary for a specified period (12 months for Messrs. Barrett and Day, 6 months for Messrs. Kershaw and Soroca, and 3 months for Mr. Prusz), a pro-rata target bonus for the year of termination based upon the portion of the year worked and net of bonus amounts previously paid for the year, continuation of group health insurance coverage or reimbursement of premiums for each executive and his respective dependents for a specified period (12 months for Mr. Barrett, 6 months for Messrs. Day and Soroca, and 3 months for Messrs. Kershaw and Prusz), and accelerated vesting of equity awards for a specified period (12 months for Messrs. Barrett and Day, 6 months for Messrs. Kershaw and Soroca, and 3 months for Mr. Prusz).

If Rubicon Project terminates the employment of any of these executives without cause, if any of them resigns for good reason or if any the executive’s employment terminates due to the executive’s death or disability, in any case in connection with or following a change in control of Rubicon Project (within thirteen months of the change in control for Mr. Barrett), the benefits described above will be increased to include for Messrs. Barrett and Day, additional cash severance equal to one year’s target bonus (paid over 12 months); for Messrs. Kershaw and Prusz, a longer period of continuation of base salary equal to 12 months for Mr. Kershaw and 6 months for Mr. Prusz; for all the executives, full acceleration of vesting of all equity awards; and for all executives, except Mr. Soroca, a longer period of group health insurance coverage or reimbursement of premiums (12 months for Messrs. Barrett and Day and 6 months for Messrs. Kershaw and Prusz). As noted above in the Compensation Discussion and Analysis section, in December 2019, in connection with the approval of the merger agreement between Rubicon Project and Telaria, the Rubicon Project board approved the modification of the severance agreements to provide that if the executive officer is terminated in connection with or within 13 months following the closing of the merger between Rubicon Project and Telaria, the executive officer will be entitled to the enhanced change in control severance benefits described in this paragraph.

All severance benefits are conditioned upon these executives entering into a release of claims with Rubicon Project and abiding by the restrictive covenants contained in Rubicon Project’s standard confidentiality agreement (which includes an indefinite confidentiality covenant and one-year post-termination non-solicitation of employees covenant). The severance agreements also provide that if the payments or benefits made to the executive in connection with a change in control of Rubicon Project would result in an excise tax under Section 280G and 4999 of the U.S. Internal Revenue Code, such payments or benefits will be reduced if and to the extent such a reduction would result in a greater after-tax benefit for the executive.

The following tables present Rubicon Project’s estimates of the value of the payments and benefits that each of the named executive officers would have been entitled to receive (1) had his employment been terminated by Rubicon Project without “cause,” by the executive for “good reason,” or due to the executive’s death or “disability” on December 31, 2019 and (2) had both such a termination of the executive’s employment and a change in control of Rubicon Project occurred on that date. The actual amounts that would be paid upon a named executive officer’s termination of employment and/or a change in control can only be determined at the time of such event.

Severance Benefits (No Change in Control)

Name	Cash Severance ($)(1)	Pro-Rata Bonus ($)(2)	Continued Health Insurance Coverage ($)(3)	Value of Accelerated Vesting of Equity Awards ($)(4)	Total ($)
Michael Barrett	515,000	309,000	32,079	6,194,535	7,050,614
David Day	400,000	156,000	16,040	1,652,694	2,224,733
Thomas Kershaw	212,500	165,000	8,020	2,014,388	2,399,908
Adam Soroca	162,500	135,000	16,040	1,525,473	1,839,013
Joseph Prusz	81,250	135,000	8,020	912,751	1,137,021

(1)The cash severance amount included in the table above is equal to 12 months base salary (in the case of Messrs. Barrett and Day), 6 months base salary (in the case of Messrs. Kershaw and Soroca) and 3 months base salary (in the case of Mr. Prusz), which will be paid in equal installments in accordance Rubicon Project’s normal payroll schedule beginning on or after the 60th day following the termination date.

(2)The pro-rata bonus amount included in the table above is equal to the executive’s target bonus for the 2019 fiscal year, reduced by the mid-year bonus amounts which were previously paid to the executive for 2019. Such pro-rata bonus amount will be paid in a lump sum on or after the 60th day following the termination date.

(3)The executive is entitled to continuation of group health insurance coverage or reimbursement of premiums for the executive and his dependents for a specified period (12 months for Mr. Barrett, 6 months for Messrs. Day and Soroca, and 3 months for Messrs. Kershaw and Prusz).

(4)The equity acceleration amount included in the table represents the value of the equity awards that would vest in connection with the termination of the executive’s employment. Messrs. Barrett and Day would be credited with an additional 12 months vesting, Messrs. Kershaw and Soroca would be credited with an additional 6 months vesting and Mr. Prusz would be credited with an additional 3 months vesting (or 6 months in the case of a termination due to Mr. Prusz’s death or disability). The value of the accelerated options and RSUs presented in the table is calculated based on Rubicon Project’s closing stock price on December 31, 2019 of $8.16, and, in the case of the accelerated options, less the exercise price of the options.

Severance Benefits (Change in Control)

Name	Cash Severance ($)(1)	Pro-Rata Bonus ($)(2)	Continued Health Insurance Coverage ($)(3)	Value of Accelerated Vesting of Equity Awards ($)(4)	Total ($)
Michael Barrett	1,030,000	309,000	32,079	9,967,689	11,338,768
David Day	660,000	156,000	32,079	2,958,561	3,806,640
Thomas Kershaw	425,000	165,000	16.040	4,354,845	4,960,884
Adam Soroca	162,500	135,000	16,040	3,023,104	3,336,643
Joseph Prusz	162,500	135,000	16,040	2,407,789	2,721,328

(1)The cash severance amount included in the table above is equal to 12 months base salary plus target bonus (in the case of Messrs. Barrett and Day), 12 months base salary (in the case of Mr. Kershaw) or 6 months base salary (in the case of Messrs. Soroca and Prusz), which will be paid in equal installments in accordance with Rubicon Project’s normal payroll schedule beginning on or after the 60th day following the termination date.

(2)The pro-rata bonus amount included in the table above is equal to the executive’s target bonus for the 2019 fiscal year, reduced by the mid-year bonus amounts which were previously paid to the executive for 2019. Such pro-rata bonus amount will be paid in a lump sum on or after the 60th day following the termination date.

(3)The executive is entitled to continuation of group health insurance coverage or reimbursement of premiums for the executive and his dependents for a specified period (12 months for Messrs. Barrett and Day, and 6 months for Messrs. Kershaw, Soroca and Prusz).

(4)The equity acceleration amount included in the table represents the value of the full acceleration of the executive’s then-unvested equity awards. The value of the accelerated options and RSUs presented in the table is calculated based on Rubicon Project’s closing stock price on December 31, 2019 of $8.16, and, in the case of the accelerated options, less the exercise price of the options.

Rubicon Project CEO Pay-Ratio Disclosure

At the time of filing of this joint proxy statement/prospectus, Rubicon Project had not yet finalized its audit for the fiscal year ended December 31, 2019, and the compensation committee had not yet determined the final bonuses for fiscal 2019. As a result, the total compensation of Rubicon Project’s President and CEO, Michael Barrett, and the ratio of his compensation to Rubicon Project’s median employee that Rubicon Project is required to disclose under SEC rules, cannot be calculated as of the date of this filing. Information regarding Mr. Barrett’s total compensation and the ratio of his compensation to Rubicon Project’s median employee will be provided once the compensation committee determines Mr. Barrett’s final 2019 bonus and will be disclosed in a Form 8-K that is expected to be filed in late February 2020 after financial results are publicly filed.

Telaria Executive Officer and Director Compensation

Compensation Committee Interlocks and Insider Participation

The compensation committee of the Telaria board consists of Doug Knopper, Warren Lee and James Rossman. None of the members of the compensation committee of the Telaria board has at any time during the past year been one of Telaria’s officers or employees. None of Telaria’s executive officers currently serves or in the prior year has served as a member of the Telaria board or compensation committee of any entity that has one or more executive officers serving on the Telaria board or compensation committee of the Telaria board.

Summary Compensation Table

The following table shows compensation information in accordance with SEC rules for the fiscal years ended December 31, 2019 and 2018 for (i) Telaria’s Chief Executive Officer and (ii) Telaria’s two other most highly compensated executive officers who served at December 31, 2019. These individuals are referred to as “Telaria’s named executive officers.”

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards(1) ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	Other Income(3) ($)	Total ($)
Mark Zagorski	2019	492,417	—		399,997	199,826	348,392	8,400	1,449,032
Chief Executive Officer	2018	475,000	298,485	(4)	300,000	299,673	108,264	8,250	1,489,672

Katie Evans	2019	388,750	—		258,332	91,586	277,772	8,400	1,024,840
SVP & Chief Operating Officer	2018	371,250	—		100,000	99,890	150,400	8,250	729,790

Rama Roberts	2019	549,990			549,998	274,763	562,060(5)	8,400	1,945,211
Chief Technology Officer	2018	525,000	—		—	149,836	261,845	12,221	948,902

(1)This column reflects the full grant date fair value for stock awards and options granted during the year as measured pursuant to ASC Topic 718 as stock-based compensation in Telaria’s consolidated financial statements. The assumptions Telaria used in valuing options are described in note 15 to Telaria’s consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 19, 2019.

(2)These amounts represent non-equity incentive plan compensation earned pursuant to Telaria’s 2019 and 2018 bonus plans.

(3)For Mr. Zagorski and Ms. Evans, represents matching contributions to the Company’s 401(k) plan, which are generally available to all U.S. employees. For Mr. Roberts, represents matching contributions to the Company’s 401(k) plan and payment of a bonus in connection with the Company’s sabbatical policy, both of which are generally available to U.S. employees.

(4)Represents a one-time bonus of $250,000 payable to Mr. Zagorski pursuant to the terms of his offer letter and a discretionary bonus of $48,485 awarded under the Company’s 2018 bonus plan.

(5)Includes a one-time bonus of $250,000 paid in connection with the achievement of certain strategic objectives and contingent on Mr. Roberts remaining employed through a specified date.

Outstanding Equity Awards at Fiscal Year End

The following table shows for the fiscal year ended December 31, 2019, certain information regarding outstanding equity awards at fiscal year-end for Telaria’s named executive officers.

Name	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Options Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Mark Zagorski	225,000	225,000	2.36	7/9/2027	(2)	93,220	(6)	821,268
	271,875	178,125	2.36	7/9/2027	(3)	57,692	(7)	508,267
	71,339	84,311	3.90	2/26/2028	(4)	71,684	(8)	631,536
	—	67,646	5.58	2/27/2029	(5)

Katie Evans	488	—	1.11	6/23/2020	(9)	7,500	(10)	66,075
	1,333	—	4.28	2/2/2021	(9)	12,500	(11)	110,125
	1,333	—	4.28	6/7/2021	(9)	62,500	(12)	550,625
	2,666	—	5.01	7/18/2022	(9)	19,230	(7)	169,416
	2,666	—	5.01	7/25/2022	(9)	46,296	(8)	407,868
	6,666	—	5.90	3/4/2023	(9)
	5,000	—	8.37	7/30/2023	(9)
	21,231	—	4.27	12/4/2023	(9)
	23,779	28,104	3.90	2/26/2028	(4)
	—	31,004	5.58	2/27/2029	(5)

Rama Roberts	40,000	—	4.27	12/04/2023	(9)	10,000	(12)	88,100
	35,669	42,156	3.90	2/26/2028	(4)	98,566	(8)	868,366
	—	93,014	5.58	2/27/2029	(5)

(1)In accordance with the rules of the SEC, the values represent the product of the number of shares that have not vested and $8.81, which was the closing market price of Telaria common stock on December 31, 2019. The reported amount does not necessarily reflect the value that may be realized by the individual because the awards vest over a specified period of time from the date of grant contingent upon continued employment, and the actual amount received upon sale of shares will depend upon the fair market value of the shares at the times they are sold.

(2)The shares subject to this option vested as follows (a) 50% of the shares subject to the option vested on October 11, 2017, the date on which the 30-day moving average of Telaria common stock exceeded $4.00 per share, and became exercisable in April 2019 and (b) 50% of the shares subject to the option vested on March 27, 2019, the date on which the 30-day moving average of Telaria common stock exceeded $5.00 per share, and will become exercisable in September 2020. In the event that Mr. Zagorski is terminated without cause, he will have a one-year period from the date of termination to exercise any vested options.

(3)25% of the total shares underlying this option vested on July 10, 2018, and thereafter vest at a rate of 1/48 of the shares underlying the option per month, subject to continued service through each vesting date. In the event that the recipient is terminated without cause, the recipient will have a one-year period from the date of termination to exercise any vested options.

(4)25% of the total shares underlying this option vested on February 14, 2019, and thereafter vest at a rate of 1/48 of the shares underlying the option per month, subject to continued service through each vesting date. In the event that the recipient is terminated without cause, the recipient will have a one-year period from the date of termination to exercise any vested options.

(5)25% of the total shares underlying this option vest on February 14, 2020, and thereafter vest at a rate of 1/48 of the shares underlying the option per month, subject to continued service through each vesting date. In the event that the recipient is terminated without cause, the recipient will have a one-year period from the date of termination to exercise any vested options.

(6)25% of the total shares underlying the restricted stock unit vested on July 10, 2018. 25% of the total shares underlying the restricted stock unit vest on each anniversary date thereafter, subject to continued service through each vesting date.

(7)25% of the total shares underlying the restricted stock unit vested on February 14, 2019. 25% of the total shares underlying the restricted stock unit vest on each anniversary date thereafter, subject to continued service through each vesting date.

(8)25% of the total shares underlying the restricted stock unit vest on February 14, 2020. 25% of the total shares underlying the restricted stock unit vest on each anniversary date thereafter, subject to continued service through each vesting date.

(9)The shares subject to this option were fully vested as of December 31, 2018.

(10)25% of the total shares underlying the restricted stock unit vested on February 14, 2017. 25% of the total shares underlying the restricted stock unit vest on each anniversary date thereafter, subject to continued service through each vesting date.

(11)25% of the total shares underlying the restricted stock unit vested on April 29, 2017. 25% of the total shares underlying the restricted stock unit vest on each anniversary date thereafter, subject to continued service through each vesting date.

(12)25% of the total shares underlying the restricted stock unit vested on February 14, 2018. 25% of the total shares underlying the restricted stock unit vest on each anniversary date thereafter, subject to continued service through each vesting date.

Director Compensation

The Telaria board adopted a director compensation policy for non-employee directors, which became effective upon the closing of Telaria’s initial public offering in July 2013. In adopting this policy, the Telaria board reviewed the benchmark analysis that was prepared by Pay Governance. The policy was amended by the Telaria board in April 2015, effective as of the date of the 2015 annual meeting of Telaria stockholders, to adjust the allocation of compensation between cash and equity by increasing the annual cash component paid to directors from $30,000 to $55,000 with a corresponding decrease in the dollar value of annual equity-based awards from $100,000 to $75,000.

Pursuant to Telaria’s policy, non-employee directors are compensated $55,000 annually for their services and do not receive any additional compensation for any regular board meeting attended. Telaria’s lead non-employee director receives an additional annual retainer of $20,000. Non-employee directors receive $5,000 annually for serving on the audit committee, compensation committee or nominating and corporate governance committee. In addition, directors who are chairpersons of a particular committee also receive additional annual compensation of $15,000 for the audit committee, $10,000 for the compensation committee and $7,500 for the nominating and corporate governance committee. Non-employee directors are also reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of the Telaria board. Non-employee directors are annually granted equity-based awards having an aggregate grant date fair value of $75,000 in the form of restricted stock units. Annual restricted stock unit grants will vest in full on the meeting date of the next annual stockholders’ meeting following the grant provided the recipient continues to serve on the Board as of such date.

Mr. Caine, the non-executive chairman of the Telaria board, does not participate in the above plan. Per the terms of Mr. Caine’s offer letter, he receives a fixed salary of $20,000 per month and is entitled to receive, at each annual stockholders’ meeting, a restricted unit award with a grant date fair market value of $75,000, which grant will vest in full on the date of the next annual stockholders’ meeting provided he continues to provide services to Telaria on such date.

On June 10, 2019, the date of the 2019 annual meeting of Telaria stockholders, Telaria granted Mr. Caine, Mr. Knopper, Ms. Lam, and Mr. Rossman, Warren Lee, Robert Schechter and Kevin Thompson restricted stock units having an aggregate grant date fair value of $75,000 based upon the closing price of Telaria common stock on June 10, 2019, which grants vest in full on the date of the 2020 annual meeting of stockholders provided that the recipient continues to serve on the Telaria board as of such date. In connection with the merger, Telaria expects to accelerate the vesting of all such grants as of the closing of the merger.

Director Compensation Table

The following table shows for the fiscal year ended December 31, 2019 certain information with respect to the compensation of Telaria’s non-employee directors:

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1)(2) ($)	Total ($)
Paul Caine	240,000	74,996	314,996

Doug Knopper	56,332	74,996	131,328

Rachel Lam	65,000	74,996	139,996

Warren Lee	80,000	74,996	154,996

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1)(2) ($)	Total ($)
James Rossman	87,500	74,996	162,496

Robert Schechter	75,000	74,996	149,996

Kevin Thompson	55,000	74,996	129,996

(1)This column reflects the full grant date fair value for restricted stock units granted during the year as measured pursuant to Accounting Standards Codification, or ASC, Topic 718 as stock-based compensation in Telaria’s financial statements. The assumptions Telaria used in valuing options are described in note 15 to Telaria’s consolidated financial statements included in Telaria’s Annual Report on Form 10-K for the year ended December 31, 2018.

(2)The table below shows the aggregate number of option and restricted stock unit awards outstanding for each of Telaria’s non-employee directors:

Name	Aggregate Stock Awards Outstanding (#)		Aggregate Option Awards Outstanding (#)
Paul Caine	10,330	(a)	—
Doug Knopper	10,330	(a)	—
Rachel Lam	10,330	(a)	—
Warren Lee	10,330	(a)	—
James Rossman	10,330	(a)	188,687	(b)
Robert Schechter	10,330	(a)	41,666	(b)
Kevin Thompson	10,330	(a)	—

(a)All of the shares underlying this restricted stock unit award vest on the date of the 2020 Annual Meeting, subject to continued service through the vesting date. Telaria expects to accelerate the vesting of all of the shares underlying this restricted stock unit award at the completion of the merger.

(b)All of the shares underlying such option grants were fully vested as of December 31, 2019.

Transactions with Related Persons

Related-Person Transaction Policy and Procedures

Telaria has adopted a written related person transaction policy that sets forth its procedures for the identification, review, consideration and approval or ratification of related person transactions. For purposes of Telaria’s policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which Telaria and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to Telaria as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of Telaria’s voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, Telaria’s management must present information regarding the related person transaction to Telaria’s audit committee, or, if audit committee approval would be inappropriate, to another independent body of the Telaria board, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to Telaria of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, Telaria will collect information that it deems reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable Telaria to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under Telaria’s Code of Business Conduct and Ethics, Telaria’s employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

In considering related person transactions, Telaria’s audit committee, or other independent body of the Telaria board, will take into account the relevant available facts and circumstances including, but not limited to:

•the risks, costs and benefits to Telaria;

•the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•the availability of other sources for comparable services or products; and

•the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, Telaria’s audit committee, or other independent body of the Telaria board, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, Telaria’s best interests and those of Telaria stockholders, as Telaria’s audit committee, or other independent body of the Telaria board, determines in the good faith exercise of its discretion. Certain of the transactions described below under “Certain Related-Person Transactions” were entered into prior to the adoption of the written policy, but all were approved by the Telaria board considering similar factors to those described above.

Certain Related-Person Transactions

Other than compensation arrangements, the indemnification arrangements described below are the only transactions or series of similar transactions, since January 1, 2017, to which Telaria was a party or will be a party, in which:

•the amounts involved exceeded or will exceed $120,000; and

•any of Telaria’s directors, executive officers, or holders of more than 5% of Telaria’s capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Indemnification

Telaria’s certificate of incorporation contains provisions limiting the liability of directors, and Telaria’s bylaws provide that Telaria will indemnify each of its directors to the fullest extent permitted under Delaware law. Telaria’s certificate of incorporation and bylaws also provide the Telaria board with discretion to indemnify its officers and employees when determined appropriate by the Telaria board. Telaria has entered into indemnity agreements with certain officers and directors which provide, among other things, that Telaria will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of Telaria, and otherwise to the fullest extent permitted under Delaware law and Telaria’s bylaws.

DESCRIPTION OF CAPITAL STOCK OF THE COMBINED COMPANY

This section of the joint proxy statement/prospectus summarizes certain terms of capital stock of the combined company that will be in effect if the merger is completed. The certificate of incorporation of the combined company will be identical to the certificate of incorporation of Rubicon Project. The current bylaws of Rubicon Project will be amended and restated as of the completion of the merger as provided in the merger agreement in order to implement certain governance provisions that will be applicable to the combined company. The form of such amended and restated bylaws is attached to this joint proxy statement/prospectus as Annex B. The amendments to the bylaws of Rubicon Project are described in the section entitled “The Merger Agreement—Governance of the Combined Company After the Merger.” The following summary does not describe every aspect of the combined company’s capital stock and is qualified in its entirety by reference to all the provisions of Rubicon Project’s certificate of incorporation, to Rubicon Project’s current bylaws and to the amended and restated bylaws attached hereto as Annex B. Copies of the documents referred to in this description may be obtained as described under the section entitled “Where You Can Find More Information.” All references within this section to common stock mean the common stock of the combined company following the merger unless otherwise noted.

General

The combined company’s authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.00001 per share, and 10,000,000 shares of preferred stock, par value $0.00001 per share.

Common Stock

The combined company’s common stock will be listed on the NYSE under the symbol “RUBI.”

Holders of common stock will be entitled to one vote for each share held on all matters submitted to a vote of stockholders; provided, however, that, except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled to vote thereon pursuant to the certificate of incorporation.

Subject to the rights of the holders of any outstanding series of Rubicon Project preferred stock, the Rubicon Project board may, at its discretion, declare and pay dividends on Rubicon Project common stock out of any funds of Rubicon Project legally available for the payment of dividends. If Rubicon Project is dissolved, liquidated, or wound up, the holders of common stock are entitled to receive the assets of Rubicon Project available for distribution to its stockholders ratably in proportion to the number of shares held by them.

Holders of common stock will not have any preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock will be subject to the rights of the holders of any series of preferred stock that the combined company has designated and issued or that the combined company may designate and issue in the future.

Preferred Stock

As noted above, the rights, preferences and privileges of holders of common stock may be affected by the rights, preferences and privileges granted to holders of preferred stock. For this reason, you should be aware that the combined company’s board of directors will have the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series, and to fix the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any additional series of preferred stock upon the rights of holders of common stock until the combined company board of directors determines the specific rights of the holders of that series. However, the effects might include, among other things:

•restricting dividends on the Rubicon Project common stock;

•diluting the voting power of the Rubicon Project common stock;

•impairing the liquidation rights of the Rubicon Project common stock; and

•delaying or preventing a change in control of Rubicon Project.

As of the completion of the merger, we expect that there will be no shares of preferred stock outstanding.

Exchange Listing

Rubicon Project common stock is currently listed on the NYSE under the ticker “RUBI.”

Transfer Agent and Registrar

The transfer agent and registrar for Rubicon Project common stock is AST. AST’s address is 6201 15th Avenue, Brooklyn, New York 11219 and its telephone number is (718) 921-8124.

Certain Anti-Takeover Provisions

The combined company’s certificate of incorporation and bylaws and the DGCL contain provisions, summarized below that are intended to enhance the likelihood of continuity and stability in the composition of the combined company’s board and to discourage certain types of transactions that may involve an actual or threatened acquisition of the combined company. These provisions are intended to avoid costly takeover battles, reduce the combined company’s vulnerability to a hostile change of control or other unsolicited acquisition proposal, and enhance the ability of the combined company’s board to maximize stockholder value in connection with any unsolicited offer to acquire the combined company. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of the combined company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest. The summary of the provisions set forth below does not purport to be complete and is qualified in its entirety by reference to the combined company’s certificate of incorporation, the proposed amended and restated bylaws attached hereto as Annex B and the DGCL.

Business Combinations

Section 203 of the DGCL, under certain circumstances, may make it more difficult for a person who is an “Interested Stockholder,” as defined in Section 203, to effect various business combinations with a corporation for a three-year period from the date the person became an “Interested Stockholder.” Under Delaware law, a corporation’s certificate of incorporation or bylaws may exclude a corporation from the restrictions imposed by Section 203. However, the combined company’s certificate of incorporation and the amended and restated bylaws will not exclude the combined company from these restrictions, and these restrictions will apply to the combined company.

Additional Authorized Shares of Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. One of the effects of the existence of unissued and unreserved common stock may be to enable the combined company’s board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the combined company by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of at prices higher than prevailing market prices.

Classified Board Structure

The combined company’s board of directors will consist of nine directors. Pursuant to the combined company’s certificate of incorporation and the amended and restated bylaws, the directors are divided into three classes, each composed, as nearly as possible, of one-third of the total number of directors. The term of office of each director is three years, but the election of the directors is staggered so that one group of directors is up for reelection at each annual meeting of the stockholders. The classification of the board of directors may have the effect of making it more difficult for stockholders to change the composition of the board of directors.

Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. The combined company’s certificate of incorporation will not grant stockholders the right to vote cumulatively.

Special Meetings

The combined company’s certificate of incorporation will provide that special meetings of stockholders may be called only by the combined company’s board of directors.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

The amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made pursuant to the combined company’s notice of meeting or by or at the direction of the combined company’s board of directors or any committee thereof. For any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide the combined company with certain information. Generally, to be timely, a stockholder’s notice must be received at the combined company’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. The amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. The amended and restated bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the combined company.

COMPARATIVE RIGHTS OF STOCKHOLDERS

Both Rubicon Project and Telaria are incorporated under the laws of the State of Delaware, and, accordingly, the rights of the stockholders of each are currently governed by the DGCL. Rubicon Project will continue to be a Delaware corporation following completion of the merger and will be governed by the DGCL.

Upon completion of the merger, the Telaria stockholders immediately prior to the completion of the merger will receive Rubicon Project common stock. We estimate that, based on the number of shares of Rubicon Project common stock and Telaria common stock outstanding and reserved for issuance as of the signing of the merger agreement, Telaria pre-merger stockholders will hold approximately 47.1%, and Rubicon Project pre-merger stockholders will hold approximately 52.9%, of the outstanding shares of common stock of the combined company on a fully diluted basis upon the completion of the merger. The rights of the former Telaria stockholders and the Rubicon Project stockholders will thereafter be governed by the DGCL and by the combined company’s certificate of incorporation and the amended and restated bylaws. The current bylaws of Rubicon Project will be amended and restated as of the completion of the merger as provided in the merger agreement in order to implement certain governance provisions that will be applicable to the combined company. The form of such amended and restated bylaws is attached to this joint proxy statement/prospectus as Annex B. The rights of combined company stockholders following the merger are generally consistent with the rights of Rubicon Project stockholders prior to the merger, other than with respect to the governance provisions that will be implemented in connection with the merger as described in the section entitled “The Merger Agreement—Governance of the Combined Company After the Merger.”

The following description summarizes the material differences between the rights of Telaria stockholders and the rights of the combined company stockholders, based on the current amended and restated certificate of incorporation and amended and restated bylaws of Telaria, referred to herein as Telaria’s certificate of incorporation and Telaria’s bylaws, respectively, the combined company’s certificate of incorporation, the amended and restated bylaws and the DGCL. This does not purport to be a complete statement of all of those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. Stockholders should read carefully the relevant provisions of the DGCL, the Rubicon Project certificate of incorporation and current bylaws, the proposed amended and restated bylaws attached hereto as Annex B and the Telaria certificate of incorporation and the Telaria bylaws. Copies of the documents referred to in this summary may be obtained as described under the section entitled “Where You Can Find More Information.”

	Rights of Combined Company Stockholders	Rights of Telaria Stockholders
Authorized Capital Stock

The authorized capital stock of the combined company will consist of 500,000,000 shares of common stock, par value $0.00001 per share, and 10,000,000 shares of preferred stock, par value $0.00001 per share.

The authorized capital stock of Telaria consists of 250,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

Preferred Stock

The combined company certificate of incorporation will provide authorization for the board of directors to provide, by resolution, for the issuance of shares of preferred stock in one or more series, and to fix for such series of preferred stock, the designations, powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, including without limitation, authority to fix the dividend rate, voting rights, conversion rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, the restrictions on issuance of the same series or class of series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.

The number of authorized shares of any series of preferred stock may be increased or decreased (but not below the number of shares of any such series then outstanding) by the affirmative vote of at least a majority of the voting power of the stock entitled to vote thereon.

No shares of Rubicon Project preferred stock were outstanding as of the date of this joint proxy statement/prospectus.

The Telaria board is authorized to provide, by resolution or resolutions and as permitted by the DGCL, for the issuance of preferred stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions. The board of directors is further authorized to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series.

The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the corporation entitled to vote thereon, without a separate vote of the holders of the preferred stock, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of preferred stock.

No shares of Telaria preferred stock were outstanding as of the date of this joint proxy statement/prospectus.

	Rights of Combined Company Stockholders	Rights of Telaria Stockholders
Dividends

The combined company’s certificate of incorporation will provide that, subject to the rights of the holders of any outstanding series of preferred stock, the holders of shares of common stock shall be entitled to receive dividends out of any funds of the combined company legally available therefor when, as and if declared by the board of directors of the combined company.

Telaria’s bylaws provide that dividends may be declared by the board of directors at any regular or special meeting, and paid in cash, property or in shares of capital stock. Before payment of any dividend, the board of directors, in its discretion, may set aside out of any funds of the corporation available for dividends such sum or sums as the board of directors thinks proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the board of directors thinks conducive to the interests of the corporation.

Voting Rights

Each holder of shares of the combined company is entitled to one vote for each share held by the stockholder, except that holders of common stock are not entitled to vote on any amendment to the certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled to vote thereon pursuant to the certificate of incorporation.

Each holder of shares common stock of Telaria is entitled to one vote for each share of common stock held by the stockholder, except that holders of common stock are not entitled to vote on any amendment to Telaria’s certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled to vote thereon by law or pursuant to Telaria’s certificate of incorporation.

Special Meetings of Stockholders	Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or bylaws.

The combined company’s certificate of incorporation and amended and restated bylaws will provide that special meetings of stockholders may be called at any time only by the board of directors of the combined company.

Telaria’s certificate of incorporation and bylaws provide that special meetings of stockholders may be called from time to time by the chairperson of the Telaria board, the chief executive officer, or by the board of directors pursuant to a resolution adopted by the majority of the total number of authorized directors.

Stockholder Action by Written Consent

Under the DGCL, any action that can be taken at any annual or special meeting of stockholders of a corporation may also be taken by stockholders without a meeting, without prior notice and without a vote unless the certificate of incorporation provides otherwise.

The combined company’s amended and restated bylaws will provide that any action required to be taken by stockholders may not be affected by written consent in lieu of a meeting of stockholders.

Telaria’s bylaws expressly provide that no action be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with Telaria’s bylaws, and that no action may be taken by the stockholders by written consent.

Notice of Meetings of Stockholders

Under the combined company’s amended and restated bylaws, except as otherwise provided by law, notice of the place, if any, date and time of the meeting of stockholders, the record date for determining the stockholders entitled to vote at the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, must be given to each stockholder entitled to vote and to each stockholder entitled to notice no less than ten but not more than 60 days prior to the date of the meeting.

Telaria’s bylaws provide that, except as otherwise provided by law, the notice of any meeting, which shall specify the place, if any, date and hour of the meeting and, in the case of a special meeting, the purpose of the meeting, is to be given not less than ten nor more than 60 days before the date of the meeting to each Telaria stockholder entitled to vote at such meeting.

	Rights of Combined Company Stockholders	Rights of Telaria Stockholders
Quorum for Meetings of Stockholders

The amended and restated bylaws will provide that, except as required by law or the combined company’s certificate of incorporation, at any meeting of the stockholders, a majority of the voting power of the stock outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business, except where a separate vote by a class or series or classes or series is required, a majority of the voting power of the stock of such class or series or classes or series outstanding and entitled to vote on that matter, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to such matter.

Telaria’s bylaws provide that, at all meetings of stockholders, the presence in person, by remote communication, if applicable, or by proxy duly authorized, of holders of a majority of the outstanding shares of stock entitled to vote at a stockholders’ meeting constitutes a quorum, except as otherwise provided by statute, Telaria’s certificate of incorporation or bylaws. Where a separate vote by a class or classes or series is required, except where otherwise provided by statute or by Telaria’s certificate of incorporation or bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter.

Stockholder Proposals and Nominations of Candidates for Election to the Board of Directors

The amended and restated bylaws will allow stockholders who are record holders on the date of notice and, at the time of an annual meeting or special meeting, as applicable, who are entitled to vote at the meeting and who timely gave notice in writing to the combined company’s secretary prior to the meeting, to nominate candidates for election to the board of directors of the combined company or, with respect to annual meetings only, propose business to be considered by stockholders.

In connection with an annual meeting, to be timely, notice of such proposals and nominations must be delivered to the secretary at the combined company’s principal executive office not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareowner must be delivered not earlier than the close of business on the 120th day prior to the date of the annual meeting and not later than the close of business on the later of the 90th day prior to the date of the annual meeting or the 10th day following the day on which public announcement of the date of the meeting is first made by the combined company.

Telaria’s bylaws allow stockholders who are record holders on the date of notice and, at the time of an annual meeting or special meeting, as applicable, who are entitled to vote at the meeting and who timely gave notice in writing to Telaria’s secretary prior to the meeting, to nominate candidates for election to the Telaria board or submit other business before the annual meeting of stockholders.

In connection with an annual meeting, to be timely, notice of such business and nominations to be submitted before the annual meeting of stockholders shall be delivered to the Secretary at the principal executive offices of Telaria not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day prior to the first anniversary of the preceding year’s annual meeting; provided, that if date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting and not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the calendar day on which public announcement of the date of such meeting is first made by Telaria.

Specified Governance Matters

The amended and restated bylaws will provide that until the two-year anniversary of the completion of the merger, referred to as the specified date, (1) the board of directors of the combined company will be composed of (a) four Rubicon Project continuing directors, (b) four Telaria continuing directors and (c) the chief executive officer of the combined company, and any vacancy on the board of directors of the combined company will be filled as provided below; and (2) the chairman of the board of directors of the combined company shall be selected as provided below under “—Chairman of the Board and CEO Positions.”

	Rights of Combined Company Stockholders	Rights of Telaria Stockholders
Number of Directors

The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors, each of whom must be a natural person, with the number of directors fixed by or in the manner provided in the corporation’s bylaws unless the certificate of incorporation fixes the number of directors.

The combined company’s certificate of incorporation will provide that the number of directors shall be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the total number of directors then authorized.

There are currently seven directors serving on the Rubicon Project board.

The amended and restated bylaws will provide that the number of directors will be fixed at nine from the date of the completion of the merger until the specified date. See the sections entitled “—Board Composition,” “The Merger—Governance of the Combined Company After the Merger” and “—Quorum and Manner of Voting at Meetings of the Board.”

After the specified date, the number of directors will be determined from time to time by affirmative vote of a majority of the total number of directors then authorized.

Telaria’s certificate of incorporation provides that the number of directors must be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the authorized number of directors constituting the board.

There are currently eight directors serving on the Telaria board.

Election of Directors

The DGCL provides that, unless the certificate of incorporation or bylaws provide otherwise, directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. The DGCL also permits classified boards.

The amended and restated bylaws will provide that directors are elected by a plurality of the votes cast by holders of combined company stock present in person or by proxy at each annual meeting, unless a nominee is uncontested, in which case the nominee shall be elected if the number of votes cast in favor of the nominee’s election exceeds the number of votes cast against the nominee’s election. The board of the directors of the combined company will continue to be divided into three classes, designated: Class I, Class II and Class III, with each class serving a term of three years.

Directors are elected by a plurality of the votes cast by holders of Telaria stock present in person, by remote communication, if applicable, or represented by proxy at each annual meeting. The Telaria board is divided into three classes, designated: Class I, Class II and Class III, with each class serving a term of three years.

Removal of Directors

The amended and restated bylaws will provide that, except for directors elected by holders of preferred stock as provided for or fixed pursuant to the certificate of incorporation, any director, or the entire board of directors may be removed from office at any time, but only for cause and only by the affirmative vote of at least 66⅔% of the voting power of the stock outstanding and entitled to vote thereon.

See also the section entitled “The Merger Agreement—Governance of the Combined Company After the Merger.”

Telaria’s bylaws provide that, subject to the rights of preferred holders to elect additional directors under specified circumstances, neither the board nor any individual director may be removed without cause. Subject to any limitation by law, any individual director or directors may be removed with cause by the affirmative vote of the holders of at least 66⅔% of the voting power of all then outstanding shares of stock entitled to vote generally at an election of directors, voting as a single class.

	Rights of Combined Company Stockholders	Rights of Telaria Stockholders
Vacancies of Directors

The combined company certificate of incorporation and amended and restated bylaws will provide that, subject to the rights of holders of any outstanding preferred stock and unless otherwise required by law, vacancies for any reason and newly created directorships resulting from any increase in the number or directors shall be filled solely by the affirmative vote of a majority of the remaining directors then in office and entitled to vote thereon, even though less than a quorum, or by the sole remaining director.

However, until the specified date, all vacancies on the board of directors of the combined company created by the cessation of service of a Rubicon Project continuing director or Telaria continuing director must be filled by an individual proposed for nomination to the Nominating and Governance Committee of the board of directors of the combined company by a majority of the remaining Rubicon Project continuing directors or Telaria continuing directors, as applicable, provided, that at all times, all of the Rubicon Project continuing directors and at least three of the Telaria continuing directors shall meet the independence standards of the NYSE with respect to the combined company. Until the specified date, in the event that any such proposed individual is not nominated for election to the board of directors of the combined company by the Nominating and Governance Committee or the board of directors in accordance with the provision described in the immediately preceding proviso, a majority of the remaining Rubicon Project continuing directors or Telaria continuing directors, as applicable, must propose another individual (and this process must be repeated) until such an individual proposed by a majority of the remaining Rubicon Project continuing directors or Telaria continuing directors, respectively, is duly nominated to serve as a member of the board of directors of the combined company by the Nominating and Governance Committee in accordance with the amended and restated bylaws.

See also “—Board Composition” and the section entitled “The Merger—Governance of the Combined Company After the Merger.”

Telaria’s certificate of incorporation and bylaws provide that, subject to applicable law and the rights of holders of preferred stock, any vacancies for any reason and newly created directorships resulting from any increase in the number or directors shall, unless the board of directors determines by resolution that such vacancies or newly created directorships be filled by the stockholders, be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Telaria board. Whenever holders of any class or series of stock are entitled to elect one or more directors by the provisions of the certificate of incorporation, such vacancies or newly created directorships shall be filled by a majority of the directors elected by such class or series then in office, unless the board determines by resolution that such vacancies or newly created directorships should instead be filled by stockholders. Any director elected in accordance with these procedures will hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor is elected and qualified.

	Rights of Combined Company Stockholders	Rights of Telaria Stockholders
Board Composition

Any Rubicon Project continuing director or Telaria continuing director who is then serving as a member of the board of directors of the combined company and whose term is expiring at an annual meeting of stockholders held on a date that is prior to the specified date must be nominated by the Nominating and Governance Committee of the board of directors of the combined company for election to the board of directors of the combined company at such annual meeting, (1) so long as such Rubicon Project continuing director qualifies as an independent director under the independence standards of the NYSE with respect to the combined company, (2) so long as at least three Telaria continuing directors will qualify as independent directors under the independence standards of the NYSE with respect to the combined company if such Telaria continuing director is elected at such annual meeting and (3) unless such Rubicon Project continuing director or Telaria continuing director, as applicable, notifies the board of directors of the combined company of his or her desire not be so nominated.

Until the specified date, in the event that any Rubicon Project continuing director or Telaria continuing director is not nominated for election to the board of directors of the combined company by the Nominating and Governance Committee of the board of directors of the combined company or the board of directors of the combined company in accordance with the immediately preceding clauses (1), (2) or (3), the nominee to serve as the successor to such Rubicon Project continuing director or Telaria continuing director, as applicable, must be determined in accordance with “—Vacancies of Directors” above.

Quorum and Manner of Acting for Meetings of the Board

The amended and restated bylaws will provide that a majority of the whole board will constitute a quorum for the transaction of business at any meeting of the board of directors of the combined company, and except as described above under “—Specified Governance Matters,” “—Vacancies of Directors” and “—Board Composition,” and described below under “—Chairman of the Board and CEO Positions,” the vote of a majority of the directors present at a duly held meeting at which a quorum is present shall be the act of the board of directors of the combined company. The chairman of the meeting or a majority of the directors present at any meeting, regardless of whether or not they constitute a quorum, may adjourn the meeting to another time or place. Any business which might have been transacted at the original meeting may be transacted at any adjourned meeting at which a quorum is present.

Telaria’s bylaws provide that a quorum of the Telaria board shall generally consist of a majority of the exact number of directors fixed from time to time by the Telaria board in accordance with Telaria’s certificate of incorporation; provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Telaria board, without notice other than by announcement at the meeting. At each meeting of the Telaria board at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote is otherwise required by law, Telaria’s certificate of incorporation or Telaria’s bylaws.

	Rights of Combined Company Stockholders	Rights of Telaria Stockholders
Chairman of the Board and CEO Positions

As of the closing date of the merger, the board of directors will elect (1) the current non-executive chairman of the Telaria board to serve as a Telaria continuing director and to serve as non-executive chairman of the board of directors of the combined company, and (2) the chief executive officer of Rubicon Project as of immediately before the completion of the merger as a member of the board of directors of the combined company and to serve as chief executive officer of the combined company.

If the initial non-executive chairman of the board of directors of the combined company elected as of the completion of the merger ceases to be a member of the board of directors of the combined company or is unable, unwilling or otherwise no longer qualified to so serve, then the board of the directors of the combined company shall elect one of its members (who may be either a Rubicon Project continuing director or a Telaria continuing director) to be the non-executive chairman of the board of directors, provided that such election shall require the affirmative vote of both a majority of the Rubicon Project continuing directors and a majority of the Telaria continuing directors.

The current CEO of Telaria is a member of the Telaria board.

Special Meetings of the Board of Directors

The Rubicon Project bylaws provide that special meetings of the board of directors of Rubicon Project may be called from time to time by the chairman of the board, by the chief executive officer or by a majority of the directors then in office.

Telaria’s bylaws provide that special meetings of the Telaria board may be called at the request of the chairperson of the board, the chief executive officer or a majority of total number of authorized directors.

Limitation on Liability of Directors

The DGCL permits corporations to include provisions in their certificate of incorporation eliminating monetary damages for a director for any breach of fiduciary duty. A corporation may not eliminate liability for a director’s breach of the duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful dividends, stock purchases or redemptions, or for any transaction from which the director derived an improper personal benefit.

The combined company’s certificate of incorporation will provide that, to the fullest extent permitted by the DGCL, no director will be personally liable to the combined company or its stockholders for monetary damages for breach of fiduciary duty as a director.

Telaria’s certificate of incorporation eliminates liability of the directors for monetary damages to the fullest extent under applicable law.

Indemnification of Directors and Officers

Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

Delaware law provides that a corporation may indemnify its present and former directors, officers, employees and agents, as well as any individual serving with another corporation in that capacity at the corporation’s request against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement of actions taken, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful. However, no indemnification may be paid for judgments and settlements in actions by or in the right of the corporation.

A corporation may not indemnify a current or former director or officer of the corporation against expenses to the extent the person is adjudged to be liable to the corporation unless a court approves the indemnity.

The DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of a corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such.

Rights of Combined Company Stockholders	Rights of Telaria Stockholders

The amended and restated bylaws will provide that the combined company shall indemnify, to the fullest extent authorized by the DGCL, each person made or threatened to be made a party to or otherwise involved in any action, suit, arbitration, alternative dispute mechanism, inquiry, judicial, administrative or legislative hearing, investigation or any other threatened, pending or completed proceeding, whether brought by or in the right of the combined company or otherwise, including any and all appeals, whether of a civil, criminal, administrative, legislative, investigative or other nature, referred to as a proceeding, by reason of the fact that such person is or was a director or officer of the combined company designated as an officer by resolution of the board of directors or, while a director or officer of the combined company, is or was serving at the request of Rubicon Project as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, or by reason of anything done or not done by him or her in any such capacity, against all expenses, liabilities and losses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by any such person in connection with such proceeding. However, except as otherwise required by law or provided in the amended and restated bylaws with respect to proceedings to enforce rights under the indemnification provisions of the bylaws, the combined company shall indemnify any such indemnitee in connection with a proceeding, or part thereof, initiated by such indemnitee (including claims and counterclaims, whether such counterclaims are asserted by (i) such indemnitee, or (ii) the combined company in a proceeding initiated by such indemnitee) only if such proceeding, or part thereof, was authorized or ratified by the board of directors of the combined company.

Telaria’s certificate of incorporation provides that Telaria is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of Telaria (and any other persons to which applicable law permits Telaria to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law.

Telaria’s bylaws provide that Telaria shall indemnify its directors and executive officers to the extent not prohibited by the DGCL or any other applicable law, provided that (i) Telaria may modify the extent of such indemnification by individual contracts with its directors and executive officers, and (ii) Telaria shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (A) such indemnification is expressly required to be made by law, (B) the proceeding was authorized by the board of directors of Telaria, (C) such indemnification is provided by Telaria, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (D) such indemnification is required to be made in connection with a successful action to enforce a claim for indemnification pursuant to the bylaws.

	Rights of Combined Company Stockholders	Rights of Telaria Stockholders

The combined company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the combined company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the combined company would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Telaria shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding, provided, however, that if the DGCL requires, an advancement of expenses incurred by a director or executive officer in his or her capacity as a director or executive officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision that such indemnitee is not entitled to be indemnified for such expenses. Notwithstanding the foregoing, no advance shall be made by Telaria to an executive officer Telaria (except by reason of the fact that such executive officer is or was a director of the corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

To the fullest extent permitted by the DGCL or any other applicable law, Telaria, upon approval by the board of directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to the bylaws.

Amendments to Certificate of Incorporation

Under the DGCL, an amendment to the certificate of incorporation generally requires (1) the approval of the board of directors, (2) the approval of a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment and (3) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, if any.

	Rights of Combined Company Stockholders	Rights of Telaria Stockholders

Generally, the DGCL standard for amendment to the certificate of incorporation described above applies. However, the combined company’s certificate of incorporation will provide that the combined company reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in the certificate of incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by the laws of the State of Delaware. The combined company’s certificate of incorporation will also provide that, in addition to any requirements of law, the affirmative vote of at least 66⅔% of the voting power of the then outstanding stock entitled to vote, voting together as a single class, is required to repeal or adopt any provisions inconsistent with certain designated provisions relating to (1) the board of directors, (2) stockholder action, (3) special meetings of stockholders and (4) amendment of the certificate of incorporation.

Generally, the DGCL standard for amendment to the certificate of incorporation described above applies. However, Telaria’s certificate of incorporation provides that Telaria reserves the right to amend, alter, change or repeal any provision contained in the certificate of incorporation in the manner now or hereafter prescribed by law. Telaria’s certificate of incorporation also provides that, notwithstanding any other provisions of the certificate of incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of Telaria required by law or the certificate of incorporation, the affirmative vote of the holders of at least 66⅔% of the voting power of all of the then outstanding shares of capital stock of Telaria entitled to vote generally in the election of directors, voting together as a single class, is required to alter, amend or repeal certain designated provisions.

Amendments to Bylaws

The combined company’s certificate of incorporation and amended and restated bylaws will provide that the board of directors of the combined company is explicitly authorized to adopt, amend or repeal the bylaws, but the board of directors of the combined company may not, without an affirmative majority of the Rubicon Project continuing directors and the Telaria continuing directors, amend certain designated provisions relating to governance of the combined company as described in the section entitled “The Merger Agreement—Governance of the Combined Company After the Merger” until after the specified date. The affirmative vote of at least 66⅔% of the voting power of the stock outstanding and entitled to vote thereon, voting together as a single class, is required for the stockholders to adopt, amend or repeal any provision of the bylaws.

Telaria’s bylaws provide that the board of directors is expressly empowered to adopt, amend or repeal the bylaws of Telaria with the approval of a majority of the authorized number of directors. The stockholders also have power to adopt, amend or repeal the bylaws; provided, that, in addition to any vote of the holders of any class or series of stock of Telaria required by law or by the certificate of incorporation, such action by stockholders shall require the affirmative vote of the holders of at least 66⅔% of the voting power of all of the then outstanding shares of the capital stock of Telaria entitled to vote generally in the election of directors, voting together as a single class.

Change of Control Laws

Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with a stockholder acquiring more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested stockholder” (a holder of more than 15% of the corporation’s outstanding shares), unless prior to the date the person becomes an interested stockholder, the board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder or other specified exceptions are met. The DGCL allows a corporation’s certificate of incorporation to contain a provision expressly electing not to be governed by Section 203 of the DGCL.

Because the combined company’s certificate of incorporation and amended and restated bylaws do not contain a provision expressly electing not to be governed by Section 203 of the DGCL, the combined company will be subject to Section 203 of the DGCL.

Because the Telaria charter and the Telaria bylaws do not contain a provision expressly electing not to be governed by Section 203 of the DGCL, Telaria is subject to Section 203 of the DGCL.

Forum Selection

The combined company’s certificate of incorporation will provide that, unless the combined company consents in writing to the selection of an alternative forum, the sole and exclusive forum for certain legal actions will be state courts located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). This exclusive forum provision is intended to apply to claims arising under Delaware state law and would not apply to claims brought pursuant to the Exchange Act or Securities Act, or any other claim for which the federal courts have exclusive jurisdiction.

The Telaria certificate of incorporation provides that, unless Telaria consents in writing to the selection of an alternative forum, the sole and exclusive forum for certain legal actions will be the Court of Chancery of the State of Delaware.

LEGAL MATTERS

The validity of the shares of Rubicon Project common stock to be issued pursuant to the merger will be passed upon by Gibson, Dunn & Crutcher LLP. The U.S. federal income tax consequences of the merger will be passed upon for Rubicon Project by Gibson, Dunn & Crutcher LLP (or, as necessary, other nationally recognized tax counsel reasonably acceptable to Rubicon Project and Telaria for such purpose, which may be Cooley LLP) and for Telaria by Cooley LLP (or, as necessary, other nationally recognized tax counsel reasonably acceptable to Rubicon Project and Telaria for such purpose, which may be Gibson Dunn & Crutcher LLP).

EXPERTS

Rubicon Project

The consolidated financial statements incorporated in this joint proxy statement/prospectus by reference from Rubicon Project’s Annual Report on Form 10-K for the year ended December 31, 2018, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements for the year ended December 31, 2017 incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2018 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Telaria

The consolidated financial statements of Telaria (formerly Tremor Video, Inc.) appearing in Telaria’s Annual Report (Form 10-K) for the year ended December 31, 2018, and the effectiveness of Telaria’s internal control over financial reporting as of December 31, 2018, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated by reference herein. Such consolidated financial statements have been so incorporated in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

DEADLINES FOR SUBMITTING RUBICON PROJECT STOCKHOLDER PROPOSALS

Pursuant to Exchange Act Rule 14a-8(e), proposals of stockholders being submitted for inclusion in Rubicon Project’s proxy materials for Rubicon Project’s 2020 annual meeting of stockholders must have been received by Rubicon Project at Rubicon Project’s corporate headquarters at 12181 Bluff Creek Drive, 4th Floor, Los Angeles, California 90094, directed to the attention of Rubicon Project’s Corporate Secretary, not later than December 7, 2019 to be considered for inclusion in the proxy statement for that meeting.  No such proposals were received.

Under Rubicon Project’s bylaws, director nominations and other proposals at Rubicon Project’s 2020 annual meeting of stockholders that are not intended or eligible for inclusion in the proxy statement for that meeting may, nonetheless, be considered for presentation at the meeting if the nomination or proposal was delivered to or mailed and received by Rubicon Project at its corporate headquarters at 12181 Bluff Creek Drive, 4th Floor, Los Angeles, California 90094 not earlier than the close of business on January 16, 2020 and not later than the close of business on February 15, 2020. However, if the date of the 2020 annual meeting is more than 30 days before the first anniversary of the 2019 annual meeting or more than 60 days after such anniversary date, notice by the stockholder to be timely must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the date on which Rubicon Project first makes public announcement of the date of the annual meeting. A copy of Rubicon Project’s bylaws may be obtained from Rubicon Project’s Corporate Secretary.

The chairman of the meeting may refuse to acknowledge or introduce any matter brought by a stockholder at a meeting if notice of the matter is not received within the applicable deadlines or does not comply with Rubicon Project’s bylaws. If a stockholder does not meet these deadlines, or does not satisfy the requirements of Rule 14a-4 of the Exchange Act, the persons named as proxies will be allowed to use their discretionary voting authority when and if the matter is raised at the meeting.

DEADLINES FOR SUBMITTING TELARIA STOCKHOLDER PROPOSALS

Upon the completion of the merger, Telaria will become a wholly owned subsidiary of Rubicon Project and, consequently, will no longer hold annual meetings of its public company stockholders in 2020. Telaria intends to hold an annual meeting of stockholders in 2020 only if the merger is not completed by, and is not anticipated to be completed shortly after, June 30, 2020.

To be considered for inclusion in the proxy materials for Telaria’s 2020 annual meeting of stockholders, if any, Telaria stockholder proposals must have been submitted in writing by December 26, 2019, to Telaria to the attention of the Corporate Secretary at Telaria, Inc., 222 Broadway, 16th Floor, New York, New York 10038, and you must comply with all applicable requirements of Exchange Act Rule 14a-8. No such proposals were received.

Pursuant to Telaria’s bylaws, if Telaria stockholders wish to bring a proposal or nominate a director at Telaria’s 2020 annual meeting of stockholders, if any, but are not requesting that such proposal or nomination be included in the proxy materials for such meeting, the stockholder must notify Telaria’s Corporate Secretary, in writing, not later than the close of business on March 12, 2020 nor earlier than the close of business on February 11, 2020. However, if Telaria’s 2020 annual meeting of stockholders is not held between May 11, 2020 and July 10, 2020, to be timely, notice by the stockholder must be received no earlier than the close of business on the 120th day prior to Telaria’s 2020 annual meeting of stockholders, if any, and not later than the close of business on the later of the 90th day prior to Telaria’s 2020 annual meeting of stockholders, if any, or the 10th day following the day on which public announcement of the date of Telaria’s 2020 annual meeting of stockholders, if any, is first made. Telaria stockholders are also advised to review Telaria’s bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to Rubicon Project stockholders residing at the same address and only one copy of this joint proxy statement/prospectus is being delivered to Telaria stockholders residing at the same address, unless such stockholders, as applicable, have notified Rubicon Project or Telaria, as applicable, of their desire to receive multiple copies of the joint proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus, or if you are receiving multiple copies of this joint proxy statement/prospectus and wish to receive only one, please contact Rubicon Project or Telaria, as applicable, at the respective address identified below. Rubicon Project or Telaria, as applicable, will promptly deliver, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed, as applicable, to: Corporate Secretary, The Rubicon Project, Inc., 12181 Bluff Creek Drive, 4th Floor, Los Angeles, California 90094 or by contacting Rubicon Project by telephone at (310) 207-0272 or by e-mail at corporatesecretary@rubiconproject.com, or Telaria, Inc., 222 Broadway, 16th Floor, New York, New York 10038, Attn: Investor Relations, or by contacting Telaria by telephone at (646) 723-5300.

A number of brokerage firms have instituted householding for shares held in “street name.” If you and members of your household have multiple accounts holding shares of Rubicon Project common stock or Telaria common stock, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of this joint proxy statement.

WHERE YOU CAN FIND MORE INFORMATION

Rubicon Project has filed a registration statement on Form S-4 to register with the SEC the shares of Rubicon Project common stock to be issued to Telaria stockholders in connection with the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Rubicon Project in addition to being proxy statements of Rubicon Project and Telaria for their respective special meetings. The registration statement, including the attached exhibits and annexes, contains additional relevant information about Rubicon Project and Telaria. The rules and regulations of the SEC allow Rubicon Project and Telaria to omit certain information included in the registration statement from this joint proxy statement/prospectus.

Rubicon Project and Telaria file annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy statements and other information about Rubicon Project and Telaria. The address of that site is http://www.sec.gov. The reports and other information filed by Rubicon Project and Telaria with the SEC are also available at their respective websites, which are http://www.rubiconproject.com and http://www.telaria.com. Information on these websites is not part of this joint proxy statement/prospectus.

The SEC allows Rubicon Project and Telaria to “incorporate by reference” information into this joint proxy statement/prospectus. This means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in this joint proxy statement/prospectus or in later filed documents incorporated by reference into this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents set forth below that Rubicon Project and Telaria have, respectively, previously filed with the SEC and any additional documents that either company may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the respective dates of the Telaria and Rubicon Project special meetings (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about Rubicon Project and Telaria and their respective financial performance.

Rubicon Project SEC Filings (File No. 001-36384)	Period
Annual Report on Form 10-K	Annual report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 27, 2019
Quarterly Reports on Form 10-Q

Quarterly reports on Form 10-Q for the quarters ended March 30, 2019 (filed with the SEC on May 2, 2019), June 30, 2019 (filed with the SEC on July 31, 2019) and September 30, 2019 (filed with the SEC on November 6, 2019)

Proxy Statement on Schedule 14A	Definitive Proxy Statement for Rubicon Project’s 2019 annual meeting filed with the SEC on April 5, 2019
Current Reports on Form 8-K

Current reports on Form 8-K or 8-K/A filed with the SEC on February 27, 2019, May 17, 2019, July 8, 2019, December 19, 2019, December 23, 2019, January 16, 2020, January 30, 2020 and January 31, 2020 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act)

Description of Rubicon Project common stock	Registration Statement on Form 8-A filed with the SEC on March 28, 2014, including any amendment or report filed for the purpose of updating such description

Telaria SEC Filings (File No. 001-35982)	Period
Annual Report on Form 10-K	Annual report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 19, 2019
Quarterly Reports on Form 10-Q

Quarterly reports on Form 10-Q for the quarters ended March 30, 2019 (filed with the SEC on May 9, 2019), June 30, 2019 (filed with the SEC on August 8, 2019) and September 30, 2019 (filed with the SEC on November 6, 2019)

Proxy Statement on Schedule 14A	Definitive Proxy Statement for Telaria’s 2019 annual meeting filed with the SEC on April 24, 2019
Current Reports on Form 8-K or 8-K/A

Current reports on Form 8-K filed with the SEC on April 2, 2019, June 14, 2019 (and the amendment thereto filed on Form 8-K/A with the SEC on August 22, 2019), December 19, 2019, December 23, 2019, January 16, 2020, January 24, 2020, and January 31, 2020 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act)

Description of Telaria common stock	Registration Statement on Form 8-A filed with the SEC on June 21, 2013, including any amendment or report filed for the purpose of updating such description

Rubicon Project has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Rubicon Project, as well as all pro forma financial information, and Telaria has supplied all such information relating to Telaria.

Documents incorporated by reference are available from Rubicon Project or Telaria, as the case may be, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this joint proxy statement/prospectus. Telaria stockholders or Rubicon Project stockholders, as applicable, may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers:

The Rubicon Project, Inc. 12181 Bluff Creek Drive, 4th Floor Los Angeles, CA 90094 Attention: Corporate Secretary (310) 207-0272 corporatesecretary@rubiconproject.com	Telaria, Inc. 222 Broadway, 16th Floor New York, NY 10038 Attention: Investor Relations (646) 723-5300 IR@telaria.com

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the applicable special meeting. Therefore, if you would like to request documents from Rubicon Project, please do so by March 23, 2020 in order to receive them before the Rubicon Project special meeting. If you would like to request documents from Telaria, please do so by March 23, 2020 in order to receive them before the Telaria special meeting.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus to vote on the Telaria merger proposal, the Telaria adjournment proposal, the Telaria merger-related compensation proposal, the Rubicon Project share issuance proposal and the Rubicon Project adjournment proposal. Neither Rubicon Project nor Telaria has authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you.

This joint proxy statement/prospectus is dated [               ], 2020. You should not assume that the information in it (or incorporated by reference) is accurate as of any date other than that date or the date of such incorporated document, as applicable, and neither its mailing to Telaria stockholders or Rubicon Project stockholders nor the issuance of shares of Rubicon Project common stock in the merger will create any implication to the contrary.

Annex A:  Agreement and Plan of Merger

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

THE RUBICON PROJECT, INC.,

MADISON MERGER CORP.,

and

TELARIA, INC.

Dated as of December 19, 2019

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS

Action	Section 4.1(k)
Affiliate	Section 9.3(a)
Agreement	Preamble
Amended and Restated Bylaws	Section 2.2(a)
Anti-Corruption Laws	Section 9.3(b)
Antitrust Laws	Section 4.1(b)(iii)
Applicable Laws	Section 4.1(h)
Book-Entry Share	Section 3.2(c)
Business Day	Section 9.3(c)
Certificate	Section 3.2(b)
Certificate of Merger	Section 1.3
Change	Section 9.3(m)
Closing	Section 1.2
Closing Date	Section 1.2
COBRA	Section 4.1(l)(ii)
Confidentiality Agreement	Section 5.2(a)
control	Section 9.3(a)
Copyrights	Section 9.3(h)
D&O Indemnified Parties	Section 6.4(a)
DGCL	Section 1.1
Effective Time	Section 1.3
Enforceability Exceptions	Section 4.1(b)(i)
Environmental Laws	Section 9.3(d)
Environmental Permits	Section 4.1(r)
ERISA	Section 9.3(e)
ERISA Affiliate	Section 9.3(f)
Exchange Act	Section 4.1(b)(iii)
Exchange Agent	Section 3.2(a)
Exchange Fund	Section 3.2(a)
Exchange Ratio	Section 3.1(a)(i)
Form S-4	Section 4.2(b)(iii)
GAAP	Section 4.1(e)(ii)
Governmental Entity	Section 4.1(b)(iii)
Hazardous Materials	Section 9.3(g)
HSR Act	Section 4.1(b)(iii)
Intellectual Property	Section 9.3(h)
Intended Tax-Free Treatment	Section 9.3(i)
International Trade Laws	Section 9.3(j)
IRS	Section 4.1(l)(i)
IT Assets	Section 9.3(k)
Joint Proxy Statement	Section 4.1(b)(iii)
Knowledge	Section 9.3(l)
Liens	Section 4.1(b)(ii)

Marks	Section 9.3(h)
Material Adverse Effect	Section 9.3(m)
Merger	Section 1.1
Merger Consideration	Section 3.1(a)(i)
Merger Sub	Preamble
Merger Tax Opinion	Section 6.8
Merger Tax Representation Letters	Section 6.8
Multiemployer Plan	Section 9.3(n)

A-iv

Multiple Employer Plan	Section 9.3(o)
New Benefit Plans	Section 6.11(a)
OFAC	Section 9.3(j)
Order	Section 9.3(p)
Outside Counsel Only Material	Section 6.3(b)
Outside Date	Section 8.1(b)(i)
Patents	Section 9.3(h)
Permitted Liens	Section 9.3(q)
Person	Section 9.3(r)
Personal Data	Section 9.3(s)
Pre-Merger Financing Transaction	Section 5.1(e)(iii)
Release	Section 9.3(t)
Representative	Section 5.2(a)
Rubicon Project	Preamble
Rubicon Project Alternative Transaction	Section 5.3(a)
Rubicon Project Benefit Plan	Section 9.3(u)
Rubicon Project Board Recommendation	Recitals
Rubicon Project Common Stock	Section 4.2(c)(i)
Rubicon Project Continuing Directors	Section 2.1(a)
Rubicon Project Disclosure Letter	Section 4.2
Rubicon Project Equity Awards	Section 9.3(v)
Rubicon Project Filed SEC Documents	Section 4.2
Rubicon Project Financial Advisor	Section 4.2(u)
Rubicon Project Financial Statements	Section 4.2(e)(ii)
Rubicon Project Intervening Event	Section 5.3(d)
Rubicon Project Material Contracts	Section 4.2(q)
Rubicon Project Measurement Date	Section 4.2(c)(i)
Rubicon Project Option	Section 9.3(z)
Rubicon Project Permits	Section 4.2(h)
Rubicon Project Preferred Stock	Section 4.2(c)(i)
Rubicon Project PSU Award	Section 9.3(w)
Rubicon Project Recommendation Change	Section 5.3(b)
Rubicon Project Restricted Stock Award	Section 9.3(x)
Rubicon Project RSU Award	Section 9.3(y)
Rubicon Project SEC Documents	Section 4.2(e)(i)
Rubicon Project Share Issuance	Section 4.2(b)(iii)
Rubicon Project Stock Option	Section 3.1(b)(ii)
Rubicon Project Stockholder Approval	Section 4.2(v)

Rubicon Project Stockholders Meeting	Section 6.1(c)
Rubicon Project Superior Proposal	Section 5.3(a)
Rubicon Project Tax Counsel	Section 6.8
Rubicon Project Termination Fee	Section 8.2(c)
Rubicon Project Third Party	Section 5.3(a)
Rubicon Project Title IV Plan	Section 4.2(l)(v)
Rubicon Project Triggering Event	Section 9.3(aa)
Rubicon Project Voting Agreement	Recitals
Sanctioned Person	Section 9.3(bb)
Sanctions	Section 9.3(cc)
Sarbanes-Oxley Act	Section 4.1(e)(i)
SEC	Section 9.3(dd)
Securities Act	Section 4.1(e)(i)
Subsidiary	Section 9.3(ee)

A-v

Surviving Corporation	Section 1.1
Tax Return	Section 9.3(ff)
Taxes	Section 9.3(gg)
Taxing Authority	Section 9.3(hh)
Telaria	Preamble
Telaria Alternative Transaction	Section 5.2(a)
Telaria Benefit Plan	Section 9.3(ii)
Telaria Board Recommendation	Recitals
Telaria Common Stock	Section 4.1(c)(i)
Telaria Continuing Directors	Section 2.1(a)
Telaria Credit Facility	Section 9.3(jj)
Telaria Disclosure Letter	Section 4.1
Telaria Equity Awards	Section 3.1(b)(iv)
Telaria Equity Incentive Plans	Section 9.3(kk)
Telaria ESPP	Section 3.1(b)(vi)
Telaria Filed SEC Documents	Section 4.1
Telaria Financial Advisor	Section 4.1(u)
Telaria Financial Statements	Section 4.1(e)(ii)
Telaria Intervening Event	Section 5.2(d)
Telaria Material Contracts	Section 4.1(q)
Telaria Measurement Date	Section 4.1(c)(i)
Telaria Permits	Section 4.1(h)
Telaria Preferred Stock	Section 4.1(c)(i)
Telaria Recommendation Change	Section 5.2(a)
Telaria RSU Award	Section 3.1(b)(iii)
Telaria SEC Documents	Section 4.1(e)(i)
Telaria Stock Option	Section 3.1(b)(ii)
Telaria Stockholder Approval	Section 4.1(t)
Telaria Stockholders Meeting	Section 6.1(b)
Telaria Superior Proposal	Section 5.2(a)
Telaria Tax Counsel	Section 6.8
Telaria Termination Fee	Section 8.2(b)

Telaria Third Party	Section 5.2(a)
Telaria Title IV Plan	Section 4.1(l)(v)
Telaria Triggering Event	Section 9.3(ll)
Telaria Voting Agreement	Recitals
Trade Secrets	Section 9.3(h)
Voting Agreements	Recitals
WARN Act	Section 4.1(m)(v)
Willful Breach	Section 9.3(mm)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 19, 2019, by and among The Rubicon Project, Inc., a Delaware corporation (“Rubicon Project”), Madison Merger Corp., a Delaware corporation and direct wholly owned Subsidiary of Rubicon Project (“Merger Sub”), and Telaria, Inc., a Delaware corporation (“Telaria”).

RECITALS

WHEREAS, the parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub will merge with and into Telaria, with Telaria continuing as the surviving corporation pursuant to and in accordance with the DGCL;

WHEREAS, the Board of Directors of Rubicon Project has unanimously (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger and the Rubicon Project Share Issuance, on the terms and subject to the conditions set forth in this Agreement, (b) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger and the Rubicon Project Share Issuance, are fair to, and in the best interests of, Rubicon Project and the stockholders of Rubicon Project, (c) resolved to recommend the approval of the Rubicon Project Share Issuance to the stockholders of Rubicon Project, on the terms and subject to the conditions set forth in this Agreement (the “Rubicon Project Board Recommendation”), and (d) directed that the Rubicon Project Share Issuance be submitted to the stockholders of Rubicon Project for approval;

WHEREAS, the Board of Directors of Telaria has unanimously (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement, (b) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, Telaria and the stockholders of Telaria, (c) resolved to recommend the adoption of this Agreement to the stockholders of Telaria, on the terms and subject to the conditions set forth in this Agreement (the “Telaria Board Recommendation”), and (d) directed that this Agreement be submitted to the stockholders of Telaria for adoption;

WHEREAS, the Board of Directors of Merger Sub has approved this Agreement and the Merger;

WHEREAS, (a) concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Rubicon Project’s willingness to enter into this Agreement, certain stockholders of Telaria are entering into an agreement (the “Telaria Voting Agreement”) pursuant to which such stockholders have agreed, among other things, to vote to adopt this Agreement upon the terms and subject to the conditions set forth herein, and (b) concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Telaria’s willingness to enter into this Agreement, certain stockholders of Rubicon Project are entering into an agreement (the “Rubicon Project Voting Agreement” and, together with the Telaria Voting Agreement, collectively, the “Voting Agreements”) pursuant to which such stockholders have agreed, among other things, to vote to approve the Rubicon Project Share Issuance upon the terms and subject to the conditions set forth herein;

WHEREAS, the parties to this Agreement also intend that, for U.S. federal income tax purposes, the Merger (as defined below) will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be, and hereby is adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and for purposes of Sections 354 and 361 of the Code; and

WHEREAS, Rubicon Project, Merger Sub and Telaria desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises, and of the representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties agree as follows:

Article I
THE MERGER

Section 1.1.The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into Telaria (the “Merger”). Following the Effective Time, the separate corporate existence of Merger Sub shall cease, and Telaria shall continue as the surviving corporation in the Merger and a wholly owned Subsidiary of Rubicon Project, and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Merger Sub in accordance with the DGCL. Telaria, as the surviving corporation after the Merger, is hereinafter referred to as the “Surviving Corporation.”

Section 1.2.Closing. The closing of the Merger (the “Closing”) shall take place at 7:00 a.m., Los Angeles time, at the offices of Gibson, Dunn and Crutcher LLP, 333 South Grand Avenue, Los Angeles, California 90071, on a date to be specified by Rubicon Project and Telaria, which shall be no later than the second Business Day following satisfaction or (to the extent permitted by Applicable Law) waiver of all of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Applicable Law) waiver of such conditions), unless another date, time or place is agreed to in writing by Rubicon Project and Telaria (the date of the Closing, the “Closing Date”).

Section 1.3.Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a Certificate of Merger (the “Certificate of Merger”) with respect to the Merger, duly executed and completed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL with respect to the Merger. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or, to the extent permitted by Applicable Law, such later time as may be mutually agreed by Rubicon Project and Telaria in writing and specified in the Merger Certificate (the “Effective Time”).

Section 1.4.Effects of the Transaction. The Merger shall have the effects provided in this Agreement and as set forth in the applicable provisions of the DGCL.

Article II
CERTAIN GOVERNANCE MATTERS

Section 2.1.Certain Governance Matters.

(a)Board of Directors of Rubicon Project. Rubicon Project shall take all action necessary (including, to the extent necessary, procuring the resignation or removal of any directors on the Board of Directors of Rubicon Project immediately prior to the Effective Time) so that, as of the Effective Time, the Board of Directors of Rubicon Project shall consist of a total of nine (9) directors, of whom (i) four (4) directors shall be individuals who were members of the Board of Directors of Rubicon Project as of immediately prior to the Effective Time (such individuals, and their successors nominated in accordance with the Amended and Restated Bylaws by a majority of the Rubicon Project Continuing Directors then serving on the Board of Directors of Rubicon Project, the “Rubicon Project Continuing Directors”); (ii) four (4) directors shall be individuals who were members of the Board of Directors of Telaria as of immediately prior to the Effective Time (such individuals, and their successors nominated in accordance with the Amended and Restated Bylaws by a majority of the Telaria Continuing Directors then serving on the Board of Directors of Rubicon Project, the “Telaria Continuing Directors”); and (iii) the remaining one (1) director shall be the Chief Executive Officer of Rubicon Project as of the Effective Time (as determined in accordance with Section 2.1(b)). Each of the Rubicon Project Continuing Directors and at least three (3) of the Telaria Continuing Directors shall meet the independence standards of the NYSE with respect to Rubicon Project as of the Effective Time.

(b)Chairman and Certain Executive Officers of Rubicon Project. Rubicon Project shall take all action necessary so that, as of the Effective Time, (i) the Executive Chairman of Telaria as of the date hereof shall be appointed as non-executive Chairman of the Board of Rubicon Project; (ii) the Chief Executive Officer of Rubicon Project as of immediately prior to the Effective Time shall continue to serve as the Chief Executive Officer of Rubicon Project; (iii) the Chief Executive Officer of Telaria as of the date hereof shall be appointed to serve as President and Chief Operating Officer of Rubicon Project, reporting to the Chief Executive Officer, and shall be responsible in such capacity for overseeing Rubicon Project’s CTV business unit and certain aspects relating to the integration of Telaria’s and Rubicon Project’s respective businesses; (iv) the Chief Operating Officer of Telaria as of the date hereof shall be appointed to serve as General Manager of Rubicon Project’s CTV business unit and shall be responsible in such capacity for day-to-day management of Rubicon Project’s CTV business unit; (v) the Chief Strategy Officer of Telaria as of the date hereof shall be appointed to serve as the Chief Strategy Officer of Rubicon Project’s CTV business unit and shall be responsible in such capacity for overseeing strategic opportunities and initiatives at Rubicon Project’s CTV business unit and certain aspects relating to the integration of Telaria’s and Rubicon Project’s respective businesses; and (vi) the General Counsel of Telaria as of the date hereof shall be appointed to serve as General Counsel of Rubicon Project and shall be responsible for overseeing Rubicon Project’s legal affairs (other than with respect to privacy law and compliance).

Section 2.2.Organizational Documents.

(a)Rubicon Project and Telaria shall cooperate in good faith to amend and restate the Bylaws of Rubicon Project in their entirety as of the Effective Time, as necessary, to provide for the matters set forth in this Section 2.2(a) (the “Amended and Restated Bylaws”), and such Amended and Restated Bylaws shall continue in effect as the Bylaws of Rubicon Project from and after the Effective Time, until thereafter amended in accordance with their terms and Applicable Law. The Amended and Restated Bylaws shall provide that, from and as of the Effective Time until the second (2nd) anniversary of the Effective Time:

(i) the Board of Directors of Rubicon Project shall consist of a total of nine (9) directors, of whom (A) four (4) directors shall be Rubicon Project Continuing Directors, each of whom shall meet the independence standards of the NYSE with respect to Rubicon Project, four (4) directors shall be Telaria Continuing Directors, at least three (3) of whom shall meet the independence standards of the NYSE with respect to Rubicon Project, and (C) the remaining one (1) director shall be the Chief Executive Officer of Rubicon Project;

(ii) if the initial non-executive Chairman of the Board specified in Section 2.1(b) above ceases to be a member of the Board of Directors of Rubicon Project or is unable, unwilling or otherwise no longer qualified to so serve, then the Board of Directors of Rubicon Project shall elect one of its members (who may be either a Rubicon Project Continuing Director or a Telaria Continuing Director) to be non-executive Chairman of the Board, it being agreed that such election of the Chairman of the Board shall require the affirmative vote of both a majority of the Rubicon Project Continuing Directors and a majority of the Telaria Continuing Directors;

(iii) any Rubicon Project Continuing Director or Telaria Continuing Director who is then serving as a member of the Board of Directors of Rubicon Project and whose term is expiring at an annual meeting of stockholders held on a date that is prior to the second (2nd) anniversary of the Effective Time shall be nominated for election by the Nominating and Governance Committee of the Board of Directors of Rubicon Project for election at such annual meeting unless such individual is unwilling or is otherwise no longer qualified to be so nominated, in which case, the nominee to serve as the successor to such Rubicon Project Continuing Director or Telaria Continuing Director shall be determined by a majority of the other Rubicon Project Continuing Directors or Telaria Continuing Directors, respectively; and

(iv) all vacancies on the Board of Directors of Rubicon Project created by the cessation of service of a Rubicon Project Continuing Director or Telaria Continuing Director for any reason shall be filled by an individual proposed for nomination by a majority of the remaining Rubicon Project Continuing Directors or Telaria Continuing Directors, respectively.

(b)At the Effective Time, the Certificate of Incorporation of Telaria and the Bylaws of Telaria shall be amended and restated in their entirety to be in the form of the Certificate of Incorporation of Merger Sub and the Bylaws of Merger Sub, respectively, as in effect immediately prior to the Effective Time (except that (i) references to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation and (ii) the reference to the incorporator will be removed), in each case until thereafter amended in accordance their respective terms and with Applicable Law.

Section 2.3.Board of Directors and Officers of Surviving Corporation.

(a)From and after the Effective Time, the initial directors of the Surviving Corporation shall be such Persons serving as the directors of Merger Sub immediately prior to the Effective Time, in each case, until such director’s successor is elected or appointed and qualified or until such director’s earlier death, resignation or removal, in each case, in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

(b)From and after the Effective Time, the initial officers of the Surviving Corporation shall be such Persons as are mutually agreed in writing by Rubicon Project and Telaria prior to the Effective Time, in each case, until such officer’s successor is elected or appointed and qualified or until such officer’s earlier death, resignation or removal, in each case, in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

Article III
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF Telaria; EXCHANGE OF CERTIFICATES

Section 3.1. Effect on Capital Stock.

(a) Conversion of Telaria Common Stock and Merger Sub Common Stock and Treatment of Rubicon Project Common Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of Telaria, Rubicon Project, Merger Sub or the holders of any securities of Telaria, Rubicon Project or Merger Sub:

(i) Each issued and outstanding share of Telaria Common Stock (other than any shares of Telaria Common Stock to be canceled pursuant to Section 3.1(a)(ii)) shall be converted into the right to receive 1.082 (the “Exchange Ratio”) fully paid and nonassessable shares of Rubicon Project Common Stock (and, if applicable, cash in lieu of fractional shares of Rubicon Project Common Stock payable in accordance with Section 3.1(c)) (the “Merger Consideration”). As of the Effective Time, all such shares of Telaria Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. As of the Effective Time, each holder of a certificate or book-entry share representing any shares of Telaria Common Stock shall cease to have any rights with respect thereto, except the right to receive, upon the surrender thereof, the Merger Consideration in accordance with Section 3.2.

(ii) Each share of Telaria Common Stock held in the treasury of Telaria or owned, directly or indirectly, by Rubicon Project or Merger Sub immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of the common stock of the Surviving Corporation.

(iv) Each issued share of Rubicon Project Common Stock shall remain an issued share of Rubicon Project Common Stock and shall not be converted or canceled as a result of the Merger. Each certificate or book-entry share representing any shares of Rubicon Project Common Stock as of the Effective Time shall continue for all corporate purposes to evidence ownership of such shares.

(b) Treatment of Telaria Equity Awards.

(i) The Merger shall constitute a “Corporate Transaction” and “Change in Control” for purposes of (A) the Telaria 2013 Equity Incentive Plan and all awards granted thereunder or otherwise subject to the terms thereof and (B) the ScanScout, Inc. 2009 Equity Incentive Plan, as amended, and all awards granted thereunder.

(ii) Each stock option to purchase shares of Telaria Common Stock (a “Telaria Stock Option”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be assumed by Rubicon Project in accordance with the terms of the applicable Telaria Equity Incentive Plan and the applicable award agreement evidencing such Telaria Stock Option, and converted into an option (a “Rubicon Project Stock Option”) to purchase (i) that number of shares of Rubicon Project Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Telaria Common Stock subject to such Telaria Stock Option immediately prior to the Effective Time and (B) the Exchange Ratio, (ii) at an exercise price per share of Rubicon Project Common Stock (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of Telaria Common Stock of such Telaria Stock Option immediately prior to the Effective Time and (B) the Exchange Ratio; provided, however, that the exercise price and number of shares of Rubicon Project Common Stock shall be determined in a manner consistent with the requirements of Section 409A of the Code. All references to Telaria in any agreement documenting a Telaria Stock Option shall be changed to Rubicon Project immediately upon such assumption of such Telaria Stock Option by Rubicon Project. Except as expressly provided in this Section 3.1(b)(ii), each such Rubicon Project Stock Option shall be subject to the same terms and conditions (including vesting and exercisability terms) as applied to the corresponding Telaria Stock Option immediately prior to the Effective Time.

(iii) Each award of time-based vesting restricted stock units relating to Telaria Common Stock (each, a “Telaria RSU Award”) that is outstanding as of immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof:

(A) if such Telaria RSU Award either becomes vested at the Effective Time pursuant to its terms or is vested at the Effective Time, be cancelled and converted into the right to receive a number of shares of Rubicon Project Common Stock equal to the product of (1) the number of shares of Telaria Common Stock subject to such Telaria RSU Award immediately prior to the Effective Time and (2) the Exchange Ratio (plus a cash payment in respect of any fractional shares in accordance with Section 3.1(c)), less applicable Tax withholding, payable by Rubicon Project promptly following the Effective Time and in any event no later than ten (10) Business Days following the Effective Time; provided that notwithstanding anything to the contrary contained in this Agreement, any payment pursuant to this Section 3.1(b)(iii)(A) in respect of any such Telaria RSU Award which constitutes “deferred compensation” subject to Section 409A of the Code shall be made on the earliest possible date that such payment would not trigger a tax or penalty under Section 409A of the Code; or

(B) if such Telaria RSU Award is not vested at the Effective Time, be assumed by Rubicon Project in accordance with the terms of the Telaria 2013 Equity Incentive Plan and the applicable award agreement evidencing such Telaria RSU Award and converted into an award of Rubicon Project restricted stock units with the same terms and conditions that applied to such Telaria RSU Award immediately prior to the Effective Time (except that all references to Telaria in any agreement documenting a Telaria RSU Award shall be changed to Rubicon Project immediately upon such assumption of such Telaria RSU Award by Rubicon Project), relating to a number of shares of Rubicon Project Common Stock equal to the product, rounded down to the nearest whole number of shares, of (1) the number of shares of Telaria Common Stock subject to such Telaria RSU Award immediately prior to the Effective Time and (2) the Exchange Ratio.

(iv) Prior to the Effective Time, the Board of Directors of Telaria or the appropriate committee thereof shall adopt resolutions providing for the treatment of the Telaria Stock Options and the Telaria RSU Awards (collectively, the “Telaria Equity Awards”) as contemplated by this Section 3.1(b) and shall deliver notice of such treatment (which notices shall have been approved by Rubicon Project, which approval shall not be unreasonably withheld) to each holder of Telaria Equity Awards.

(v) Telaria shall take all actions necessary such that any current offering period as of the date of this Agreement shall be the final offering period under the Telaria 2014 Employee Stock Purchase Plan (the “Telaria ESPP”). In addition, effective as of the date of this Agreement, Telaria shall have taken all actions necessary such that (x) no new participant shall be permitted to join any current offering period in progress under the Telaria ESPP and (y) no participant in the Telaria ESPP with respect to any current offering period shall be permitted to increase his or her contributions or the amount of withholding elections with respect to any current offering period. Unless it has earlier terminated, Telaria shall take all actions necessary so that the Telaria ESPP shall terminate immediately prior to the Effective Time. Prior to the Effective Time, Telaria shall shorten the duration of any then current offering period under the Telaria ESPP and purchase shares of Telaria Common Stock with all amounts withheld by Telaria on behalf of the participants in the Telaria ESPP as of such date. Any shares of Telaria Common Stock so purchased shall be treated in accordance with Section 3.1(a) above. All amounts withheld by Telaria on behalf of the participants in the Telaria ESPP that have not been used to purchase shares of Telaria Common Stock at or prior to the Effective Time will be returned to the participants without interest pursuant to the terms of the Telaria ESPP upon the termination of the Telaria ESPP.

(vi) Prior to the Effective Time, the Board of Directors of Rubicon Project or the appropriate committee thereof shall adopt resolutions providing for the assumption of the Telaria Equity Incentive Plans and all award agreements outstanding thereunder and all outstanding award agreements evidencing Telaria Equity Awards granted outside of the Telaria 2013 Equity Incentive Plan that are subject to the terms of the Telaria 2013 Equity Incentive Plan.

(vii) As soon as practicable after the Effective Time (but in no event later than five (5) Business Days after the Effective Time), Rubicon Project shall prepare and file with the SEC a registration statement under the Securities Act on Form S-8, Form S-3 or another appropriate form (and use its commercially reasonable efforts to maintain the effectiveness thereof and maintain the current status of the prospectuses contained therein) registering the shares of Rubicon Project Common Stock necessary to fulfill Rubicon Project’s obligations under this Section 3.1(b). Rubicon Project shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Rubicon Project Common Stock for delivery with respect to the Telaria Equity Awards assumed by it in accordance with this Section 3.1(b) and the assumption of the Telaria Equity Incentive Plans and all award agreements outstanding thereunder and all outstanding award agreements evidencing Telaria Equity Awards granted outside of the Telaria 2013 Equity Incentive Plan that are subject to the terms of the Telaria 2013 Equity Incentive Plan.

(c) Fractional Shares. No fractional share of Rubicon Project Common Stock (or certificate or scrip representing the same) shall be issued upon the conversion or surrender for exchange of Certificates or Book-Entry Shares hereunder, and such fractional share interests shall not entitle the owner thereof to any Rubicon Project Common Stock or to vote or to any other rights of a holder of Rubicon Project Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Telaria Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Rubicon Project Common Stock (after aggregating all Certificates (or affidavits of loss in lieu thereof) and Book-Entry Shares delivered by or on behalf of such holder) shall receive, in lieu thereof, an amount of cash (rounded to the nearest whole cent), without interest, equal to such fractional amount multiplied by the average of the closing sale prices for one share of Rubicon Project Common Stock on the NYSE (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Rubicon Project and Telaria) for the ten (10) consecutive full trading days ending on the full trading day immediately preceding the Closing Date. The parties acknowledge that payment of cash in lieu of fractional share interests pursuant to this Section 3.1(c) is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(d) No Dissenters’ Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Telaria Common Stock or Rubicon Project Common Stock in connection with the Merger.

Section 3.2. Exchange of Shares and Certificates.

(a) Designation of Exchange Agent; Deposit of Exchange Fund. Prior to the Closing, Rubicon Project shall enter into a customary exchange agreement with the transfer agent of Rubicon Project, the transfer agent of Telaria or another nationally recognized financial institution or trust company designated by Rubicon Project and reasonably acceptable to Telaria (the “Exchange Agent”) for the payment of the Merger Consideration as provided in Section 3.1(a)(i). Prior to or substantially concurrently with the Effective Time, Rubicon Project shall deposit or cause to be deposited with the Exchange Agent, for exchange in accordance with this Article III through the Exchange Agent, book-entry shares representing the full number of whole shares of Rubicon Project Common Stock issuable pursuant to Section 3.1(a)(i) in exchange for outstanding shares of Telaria Common

Stock, and Rubicon Project shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Rubicon Project Common Stock pursuant to Section 3.2(d). In addition, Rubicon Project shall deposit cash in an amount sufficient to make payments in lieu of fractional shares pursuant to Section 3.1(c) prior to or substantially concurrently with the Effective Time (and from time to time thereafter if necessary). All such shares of Rubicon Project Common Stock provided to the Exchange Agent, together with any such dividends or other distributions with respect thereto, and all cash deposited with the Exchange Agent, is hereinafter referred to as the “Exchange Fund”).

(b) Letters of Transmittal and Instructions for Surrender. As promptly as practicable following the Effective Time, and in no event later than the fifth (5th) Business Day thereafter, Rubicon Project shall cause the Exchange Agent to mail to each holder of record of a certificate (a “Certificate”) that immediately prior to the Effective Time represented outstanding shares of Telaria Common Stock (i) a letter of transmittal (which shall specify that delivery of Certificates shall be effected, and risk of loss and title to the Certificates shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent, and which shall be in the form and have such other provisions as are reasonably acceptable to Rubicon Project and Telaria) and (ii) instructions (which instructions shall be in the form and have such other provisions as are reasonably acceptable to Rubicon Project and Telaria) for use in effecting the surrender of the Certificates in exchange for (A) the number of shares of Rubicon Project Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificates pursuant to Section 3.1(a)(i), (B) any dividends or other distributions payable pursuant to Section 3.2(d) and (C) cash in lieu of fractional shares of Rubicon Project Common Stock payable pursuant to Section 3.1(c).

(c) Merger Consideration Received in Connection with Exchange. Upon surrender of a Certificate (or affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (i) the number of shares of Rubicon Project Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificate pursuant to Section 3.1(a)(i), (ii) any dividends or other distributions payable pursuant to Section 3.2(d) and (iii) any cash in lieu of fractional shares of Rubicon Project Common Stock payable pursuant to Section 3.1(c), and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith canceled. No holder of record of a book-entry share (a “Book-Entry Share”) that immediately prior to the Effective Time represented outstanding shares of Telaria Common Stock shall be required to deliver a Certificate or letter of transmittal or surrender such Book-Entry Shares to the Exchange Agent, and in lieu thereof, each Book-Entry Share shall automatically upon the Effective Time be entitled to receive (x) the number of shares of Rubicon Project Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 3.1(a)(i), (y) any dividends or other distributions payable pursuant to Section 3.2(d) and (z) any cash in lieu of fractional shares of Rubicon Project Common Stock payable pursuant to Section 3.1(c). Until surrendered, in the case of a Certificate, or paid for, in the case of a Book-Entry Share, in each case, as contemplated by this Section 3.2(c), each Certificate or Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration as contemplated by this Section 3.2(c) and any dividends or other distributions payable pursuant to Section 3.2(d). The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) and make such payments and deliveries with respect to Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration or any cash payable hereunder.

(d) Distributions with Respect to Unexchanged Shares. Subject to Applicable Law, there shall be paid to the holders of the Rubicon Project Common Stock issued in exchange for Certificates or Book-Entry Shares pursuant to Section 3.2(c), without interest, (i) at the time of delivery of such Rubicon Project Common Stock by the Exchange Agent pursuant to Section 3.2(c), the amount of dividends or other distributions, if any, with a record date after the Effective Time theretofore paid with respect to such shares of Rubicon Project Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date after the Effective Time, but prior to such delivery of such Rubicon Project Common Stock by the Exchange Agent pursuant to Section 3.2(c), and a payment date subsequent to such delivery of such Rubicon Project Common Stock by the Exchange Agent pursuant to Section 3.2(c), payable with respect to such shares of Rubicon Project Common Stock.

(e) Certain Transfers of Ownership. In the event of a transfer of ownership of Telaria Common Stock that is not registered in the transfer records of Telaria, payment of the appropriate amount of Merger Consideration (and any dividends or other distributions with respect to Rubicon Project Common Stock as contemplated by Section 3.2(d)) may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the

Exchange Agent) or such Book-Entry Share shall be properly transferred and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Share or establish to the reasonable satisfaction of Rubicon Project that such Tax has been paid or is not applicable.

(f) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Rubicon Project or the Exchange Agent, the posting by such person of a bond, in such reasonable amount as Rubicon Project may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article III.

(g) No Further Ownership Rights in Telaria Common Stock. All shares of Rubicon Project Common Stock (together with cash in lieu of fractional shares of Rubicon Project Common Stock payable pursuant to Section 3.1(c)) issued upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Telaria Common Stock theretofore represented by such Certificates or Book-Entry Shares. After the Effective Time, there shall be no registration of transfers on the stock transfer books of Telaria of shares of Telaria Common Stock that were outstanding immediately prior to the Effective Time. If Certificates or Book-Entry Shares are presented to Rubicon Project, the Surviving Corporation or the Exchange Agent for transfer following the Effective Time, they shall be canceled against delivery of the applicable Merger Consideration for each share of Telaria Common Stock formerly represented by such Certificates or Book-Entry Shares.

(h) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or Book-Entry Shares for one (1) year after the Effective Time shall be delivered to Rubicon Project or its designee upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article III shall thereafter look only to Rubicon Project as general creditor thereof for payment of their claims for Merger Consideration, any cash in lieu of fractional shares and any dividends or distributions with respect to Rubicon Project Common Stock as contemplated by Section 3.2(d).

(i) No Liability. None of Rubicon Project, Merger Sub, Telaria or the Exchange Agent shall be liable to any Person in respect of any shares of Rubicon Project Common Stock (or dividends or distributions with respect thereto) or cash held in the Exchange Fund delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Applicable Law. If any Certificate shall not have been surrendered or Book-Entry Share not paid, in each case, in accordance with Section 3.2(c), immediately prior to the date on which any Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise become the property of any Governmental Entity, any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by Applicable Law, become the property of Rubicon Project free and clear of all claims or interest of any person previously entitled thereto.

(j) Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of Rubicon Project, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of applicable Tax law. Any amounts so withheld and properly remitted to the applicable Governmental Entity shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.3. Certain Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the execution of this Agreement and the Effective Time, any change in the number or type of outstanding shares of Rubicon Project Common Stock or Telaria Common Stock shall occur as a result of a reclassification, recapitalization, exchange, stock split (including a reverse stock split), combination or readjustment of shares or any stock dividend or stock distribution with a record date during such period, the Merger Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 3.3 shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 3.4. Further Assurances. If, at any time after the Effective Time, any further action is determined by Rubicon Project or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Rubicon Project with full right, title and possession of and to all rights and property of Merger Sub and Telaria with respect to the Merger, the officers and managers of Rubicon Project shall be fully authorized (in the name of Merger Sub, Telaria, the Surviving Corporation and otherwise) to take such action.

Article IV
REPRESENTATIONS AND WARRANTIES

Section 4.1. Representations and Warranties of Telaria. Except as set forth in any Telaria SEC Document filed with the SEC since January 1, 2017 and publicly available prior to the date of this Agreement (as amended prior to the date of this Agreement, the “Telaria Filed SEC Documents”) (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature) or as disclosed in the disclosure letter delivered by Telaria to Rubicon Project upon the execution of this Agreement (the “Telaria Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken (provided that such disclosure shall be deemed to qualify that particular subsection and such other subsections of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other subsections), Telaria represents and warrants to Rubicon Project as follows:

(a) Organization, Standing and Corporate Power. Each of Telaria and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to Subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Telaria. Each of Telaria and its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or in good standing, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Telaria. The Certificate of Incorporation of Telaria and the Bylaws of Telaria, in each case as amended through the date of this Agreement, have been filed prior to the date of this Agreement with the Telaria Filed SEC Documents.

(b) Corporate Authority; Non-contravention.

(i) Telaria has all requisite corporate power and authority to enter into this Agreement and, subject to the Telaria Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Telaria and the consummation by Telaria of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Telaria, subject, in the case of the Merger, to the Telaria Stockholder Approval. The Board of Directors of Telaria (at a meeting duly called and held) has, by the unanimous vote of all directors of Telaria, (A) determined that entering into this Agreement and consummating the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, Telaria and its stockholders, (B) authorized and approved the execution, delivery and performance of this Agreement by Telaria and approved the Merger and (C) resolved to recommend the adoption of this Agreement by the holders of Telaria Common Stock and directed that this Agreement be submitted for consideration by Telaria’s stockholders at the Telaria Stockholders Meeting, and, subject to Section 5.2(b), such resolutions have not been rescinded, modified or withdrawn in any way. This Agreement has been duly executed and delivered by Telaria and, assuming the due authorization, execution and delivery of this Agreement by Rubicon Project and Merger Sub, constitutes the legal, valid and binding obligation of Telaria, enforceable against Telaria in accordance with its terms, except that (1) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Applicable Laws, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (2) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Exceptions”).

(ii) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever (collectively, “Liens”) upon any of the properties or assets of Telaria or any of its Subsidiaries under, (A) the Certificate of Incorporation of Telaria or the Bylaws of Telaria or the comparable organizational documents of any of its Subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, indenture, trust document, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization to which Telaria or any of its Subsidiaries is a party or by which Telaria, any of its Subsidiaries or their respective properties or assets may be bound or (C) subject to the governmental filings and other matters referred to in Section 4.1(b)(iii), any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Telaria or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (A) (with respect to the certificate of incorporation and bylaws or comparable organizational documents of Telaria’s Subsidiaries), (B) and (C), any such conflicts, violations, defaults, rights, losses or Liens that, individually and in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Telaria or (2) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(iii) No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state, local, foreign or supranational government, any court, legislative, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission, authority or similar body (each, a “Governmental Entity”) is required by or with respect to Telaria or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Telaria or the consummation by Telaria of the transactions contemplated hereby, except for (A) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and with any other applicable United States or foreign competition, antitrust, merger control or investment laws or laws that provide for review of national security or defense matters (together with the HSR Act, the “Antitrust Laws”), (B) the filing with the SEC of (1) a proxy statement relating to the Telaria Stockholders Meeting (such proxy statement, together with the proxy statement relating to the Rubicon Project Stockholders Meeting, in each case as amended or supplemented from time to time, the “Joint Proxy Statement”) and (2) such reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the transactions contemplated hereby, (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Telaria or its Subsidiaries are qualified to do business and (D) such other consents, approvals, orders or authorizations the failure of which to be made or obtained, individually and in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Telaria or (2) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(c) Capital Structure.

(i) The authorized capital stock of Telaria consists of 250,000,000 shares of common stock, $0.0001 par value per share (the “Telaria Common Stock”), and 10,000,000 shares of undesignated preferred stock, $0.0001 par value per share (the “Telaria Preferred Stock”). At the close of business on December 11, 2019 (the “Telaria Measurement Date”), (A) 46,833,507 shares of Telaria Common Stock were issued and outstanding (for the avoidance of doubt, excluding shares of Telaria Common Stock held by Telaria in its treasury), (B) 12,564,240 shares of Telaria Common Stock were held by Telaria in its treasury, (C) no shares of Telaria Preferred Stock were issued and outstanding, (D) 5,410,193 shares of Telaria Common Stock were subject to issuance pursuant to Telaria Stock Options and (E) 2,476,091 shares of Telaria Common Stock were subject to issuance pursuant to Telaria RSU Awards.

(ii) All outstanding shares of capital stock of Telaria are, and all shares of capital stock of Telaria that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 4.1(c) and except for changes since the Telaria Measurement Date resulting from the issuance of shares of Telaria Common Stock pursuant to Telaria Equity Awards outstanding on the Telaria Measurement Date in accordance with their present terms or as expressly permitted by Section 5.1(a)(ii), (A) there are not issued or outstanding (1) any shares of capital stock or other voting or equity securities or interests of Telaria, (2) any securities or interests of Telaria or any of its Subsidiaries convertible into or exchangeable or exercisable for, or based upon the value of, shares of capital stock or voting or equity securities or interests of Telaria or (3) any warrants, calls, options, preemptive rights, subscriptions or other rights to acquire from Telaria or any of its Subsidiaries (including any Subsidiary trust), or obligations of Telaria or any of its Subsidiaries to issue, any capital stock, voting or equity securities or interests or securities or interests convertible into or exchangeable or exercisable for, or based upon the value of, capital stock or voting or equity securities or interests of Telaria, and (B) there are no outstanding obligations of Telaria or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or interests or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities or interests of Telaria.

(iii) Except for the Telaria Voting Agreement, there are no stockholder agreements or voting trusts or other agreements or understandings to which Telaria is a party with respect to the voting, or restricting the transfer, of the capital stock or other equity interest of Telaria. Telaria has not granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock that are in effect. No shares of capital stock of Telaria are held by any Subsidiary of Telaria. Telaria does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Telaria on any matter.

(iv) As of the date of this Agreement, there is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which Telaria or any of its Subsidiaries is subject, party or otherwise bound.

(d) Subsidiaries.

(i) Except as would not reasonably be expected to be, individually and in the aggregate, material to Telaria and its Subsidiaries, taken as a whole, all outstanding shares of capital stock or other voting or equity securities or interests of each such Subsidiary have been validly issued and are fully paid and nonassessable.

(ii) Except as would not reasonably be expected to be, individually and in the aggregate, material to Telaria and its Subsidiaries, taken as a whole, there are no outstanding (A) securities of Telaria or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting or equity securities or interests in any of its Subsidiaries or (B) warrants, calls, options or other rights to acquire from Telaria or any of its Subsidiaries, or any obligation of Telaria or any of its Subsidiaries to issue, any capital stock or other voting or equity securities or interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or voting or equity securities or interests in, any Subsidiary of Telaria.

(e) SEC Documents; Financial Statements; Undisclosed Liabilities.

(i) Telaria has filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein, regardless of when such exhibits and other information were filed) with the SEC since January 1, 2017 (the “Telaria SEC Documents”). As of their respective dates, the Telaria SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Telaria SEC Documents, and none of the Telaria SEC Documents when filed and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Telaria SEC Documents, and, to the Knowledge of Telaria, none of the Telaria SEC Documents is the subject of any outstanding SEC comment or investigation. No Subsidiary of Telaria is, or has at any time since January 1, 2017 been, required to file reports with the SEC pursuant to the requirements of the Exchange Act.

(ii) The consolidated financial statements (including all related notes and schedules) of Telaria and its Subsidiaries included in the Telaria SEC Documents (the “Telaria Financial Statements”) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Telaria and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto). Since December 31, 2016, no independent public accounting firm of Telaria has resigned (or informed Telaria that it intends to resign) or been dismissed as independent public accountants of Telaria as a result of or in connection with any disagreements with Telaria on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(iii) Except (A) as reflected or reserved against in Telaria’s unaudited balance sheet as of September 30, 2019 (or the notes thereto) included in Telaria’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2019, (B) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 2019 and (C) for liabilities and obligations incurred in connection with or contemplated by this Agreement, neither Telaria nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of Telaria and its Subsidiaries (or in the notes thereto) that, individually and in the aggregate, would reasonably be expected to have a Material Adverse Effect on Telaria.

(iv) Telaria maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Telaria’s properties or assets. Since January 1, 2017, none of Telaria, Telaria’s independent accountants, the Board of Directors of Telaria or its audit committee has received any oral or written notification of any (1) “significant deficiency” in the internal controls over financial reporting of Telaria, (2) “material weakness” in the internal controls over financial reporting of Telaria or (3) fraud, whether or not material, that involves management or other employees of Telaria who have a significant role in the internal controls over financial reporting of Telaria.

(v) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Telaria are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Telaria in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Telaria, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Telaria to make the certifications required under the Exchange Act with respect to such reports.

(vi) Neither Telaria nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among Telaria and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Telaria or any of its Subsidiaries in Telaria’s or such Subsidiary’s published financial statements or other Telaria SEC Documents.

(f) Information Supplied. None of the information supplied or to be supplied by Telaria for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to Telaria’s stockholders or at the time of the Telaria Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Telaria with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Rubicon Project for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement.

(g) Absence of Certain Changes or Events.

(i) From September 30, 2019, through the date of this Agreement, other than with respect to or in connection with the transactions contemplated hereby, the businesses of Telaria and its Subsidiaries have been conducted in all material respects in the ordinary course of business in a manner consistent with past practice.

(ii) Since September 30, 2019, there have been no Changes that, individually and in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on Telaria.

(h) Compliance with Applicable Laws; Outstanding Orders. Telaria and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities that are required for the operation of the businesses of Telaria and its Subsidiaries (the “Telaria Permits”), and all such Telaria Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, in each case except as, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Telaria. Telaria and its Subsidiaries are in compliance with the terms of the Telaria Permits and all applicable laws, statutes, orders, rules, regulations, policies or guidelines promulgated, or judgments, decisions or orders entered, by any Governmental Entity (collectively, “Applicable Laws”) relating to Telaria and its Subsidiaries or their respective businesses or properties, except where the failure to be in compliance with such Telaria Permits or Applicable Laws, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Telaria. Neither Telaria nor any of its Subsidiaries is subject to any outstanding order, injunction or decree of a Governmental Entity that, individually and in the aggregate, would reasonably be expected to (i) have a Material Adverse Effect on Telaria or (ii) prevent or materially delay the consummation of any of the transactions contemplated hereby. Neither Telaria nor its Subsidiaries is in material violation of any outstanding order, injunction or decree of a Governmental Entity to which it is subject.

(i) Anti-Corruption Laws. Except as, individually and in the aggregate, would not reasonably be expected to be material to Telaria and its Subsidiaries, taken as a whole, (i) since January 1, 2017, none of Telaria or its Subsidiaries, nor, to the Knowledge of Telaria, any director, officer, employee or agent of Telaria, has directly or indirectly made, offered to make, attempted to make, or accepted any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to or from any Person, private or public, regardless of what form, whether in money, property or services, in violation of any Anti-Corruption Laws, (ii) to the Knowledge of Telaria, as of the date of this Agreement, neither Telaria nor any of its Subsidiaries is under internal or Governmental Entity investigation for any material violation of any Anti-Corruption Laws, has received any written notice or other communication from any Governmental Entity regarding a violation of, or failure to comply with, any Anti-Corruption Laws, (iii) Telaria and its Subsidiaries maintain an adequate system or systems of internal controls reasonably designed to ensure compliance with the Anti-Corruption Laws and prevent and detect violations of the Anti-Corruption Laws, and (iv) since January 1, 2017, neither Telaria nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws.

(j) International Trade Laws. Except as, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Telaria, (i) since January 1, 2017, Telaria and its Subsidiaries have been in compliance with all applicable International Trade Laws; (ii) to the Knowledge of Telaria, as of the date of this Agreement, neither Telaria nor any of its Subsidiaries is under internal or Governmental Entity investigation for any material violation of any International Trade Laws or has received any written notice or other communication from any Governmental Entity regarding a violation of, or failure to comply with, any International Trade Laws; (iii) since January 1, 2017 to the date of this Agreement, neither Telaria nor any of its Subsidiaries has received written notice from any Governmental Entity alleging any breach, violation, or conflict with respect to any governmental authorization under International Trade Laws, the substance of which has not been resolved; and (iv) since January 1, 2017, neither Telaria nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged potential violation or liability arising under or relating to any International Trade Laws. Neither Telaria nor any of its Subsidiaries, and, to the Knowledge of Telaria, no director, officer or employee thereof, (A) is a Sanctioned Person or (B) as of the date of this Agreement, has pending or, to the Knowledge of Telaria, threatened claims against it, him or her with respect to applicable International Trade Laws.

(k) Litigation. As of the date hereof, there is no legal, administrative, arbitral or other action, suit, investigation, proceeding, complaint, indictment or litigation (each, an “Action”) pending or, to the Knowledge of Telaria, threatened in writing against or affecting Telaria or any of its Subsidiaries or any of their respective properties or any of their respective officers or directors before any court or arbitrator or any Governmental Entity, except as, individually and in the aggregate, would not reasonably be expected to (i) have a Material Adverse Effect on Telaria or (ii) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(l) Benefit Plans.

(i) With respect to each material Telaria Benefit Plan, Telaria has made available, upon request, to Rubicon Project complete and accurate copies of (A) such Telaria Benefit Plan and, to the extent applicable, the most recent summary plan description thereof, (B) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto and (C) the most recently received Internal Revenue Service (the “IRS”) determination letter or opinion letter, if applicable.

(ii) Except as, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Telaria, (A) each of the Telaria Benefit Plans has been operated and administered in compliance with its terms and in accordance with Applicable Laws, including ERISA, the Code and in each case the regulations thereunder, (B) no Telaria Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Telaria or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or comparable U.S. state or foreign law, (C) all contributions or other amounts payable by Telaria or its Subsidiaries as of the Effective Time pursuant to each Telaria Benefit Plan in respect of current or prior plan years have been timely paid or, to the extent not yet due, have been accrued in accordance with GAAP, (D) neither Telaria nor any of its Subsidiaries has engaged in a transaction in connection with which Telaria or its Subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code and (E) there are no pending or, to the Knowledge of Telaria, threatened in writing or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of, or against any of the Telaria Benefit Plans or any trusts related thereto.

(iii) Except as, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Telaria, none of Telaria, any of its Subsidiaries or any of their respective ERISA Affiliates maintains, contributes to, is obligated to contribute to, or has any liability with respect to, or within the six (6) years preceding the date of this Agreement has maintained, contributed to, or was obligated to contribute to, a Multiple Employer Plan, and none of Telaria, any of its Subsidiaries or any of their respective ERISA Affiliates has, within the preceding six (6) years, withdrawn in a complete or partial withdrawal from any Multiemployer Plan or incurred any liability under Section 4202 of ERISA.

(iv) Each of the Telaria Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code, (A) is so qualified and, to the Knowledge of Telaria, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect, in any material respect, the qualified status of any such plan and (B) has received a favorable determination letter or opinion letter as to its qualification.

(v) None of Telaria, any of its Subsidiaries or any of their respective ERISA Affiliates sponsors, maintains, contributes to, is obligated to contribute to, or has any liability with respect to, or within the six (6) years preceding the date of this Agreement has sponsored, maintained, contributed to, or was obligated to contribute to any Multiemployer Plan or any Telaria Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code (each, a “Telaria Title IV Plan”).

(vi) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will result in (A) the acceleration of vesting, exercisability, funding or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee or director of Telaria or any of its Subsidiaries or (B) result in any limitation on the right of Telaria or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Telaria Benefit Plan or related trust on or after the Effective Time. Without limiting the generality of the foregoing, no amount paid or that could become payable (whether in cash, in property, or in the form of benefits) by Telaria or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will or can reasonably be expected to result in an “excess parachute payment” within the meaning of Section 280G of the Code.

(vii) No Person is entitled to receive any additional payment (including any Tax gross-up or other payment) from Telaria or any of its Subsidiaries in the event of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(viii) Except as, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Telaria, all Telaria Benefit Plans subject to the laws of any jurisdiction outside of the United States (A) have been maintained in accordance with all applicable requirements, (B) that are intended to qualify for special tax treatment meet all requirements for such treatment and (C) that are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(m) Labor and Employment Matters. No employee of Telaria or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement and, to the Knowledge of Telaria, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of Telaria or any of its Subsidiaries. Except for matters that, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Telaria, (i) there are no (and have not been during the three (3)-year period preceding the date of this Agreement) pending or, to the Knowledge of Telaria, threatened in writing, strikes, work stoppages, slowdowns or lockouts with respect to any employees of Telaria or any of its Subsidiaries, and (ii) there is no (and has not been during the three (3)-year period preceding the date of this Agreement) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of Telaria, threatened in writing against Telaria or any of its Subsidiaries. Except as, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Telaria, neither Telaria nor any of its Subsidiaries has received written notice during the past three (3) years of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and workers compensation insurance laws to conduct an investigation of Telaria or any of its Subsidiaries and, to the Knowledge of Telaria, no such investigation is in progress. Except as, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Telaria, Telaria and its Subsidiaries have been in compliance with all Applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, workers compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of taxes and continuation coverage with respect to group health plans. During the preceding three years, (i) neither Telaria nor any Subsidiary has effectuated a “plant closing” (as defined in the Worker Adjustment Retraining and Notification Act of 1988, as amended (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with Telaria or any Subsidiary affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither Telaria nor any Subsidiary has engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law. Within the three (3)-year period preceding the date of this Agreement, there has been no written or, to the Knowledge of Telaria, oral claim (internally or otherwise) by any current or former employee or any current or former independent contractor of Telaria or any of its Subsidiaries, or by any applicant for employment with Telaria or its Subsidiaries, that an officer, director, or senior management employee of Telaria or its Subsidiaries has engaged in sexual harassment or similar misconduct. Neither Telaria nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual harassment or misconduct by any officer, director or senior management employee of such entity.

(n) Taxes. Except as would not, individually and in the aggregate, reasonably be expected to have a Material Adverse Effect on Telaria:

(i) (i) (A) All Tax Returns required to be filed by Telaria and/or any of its Subsidiaries have been timely filed (taking into account extensions), (B) all such Tax Returns are true, complete and correct in all respects and (C) all Taxes required to be paid (including Taxes required to be withheld from payments to employees, creditors, shareholders or other third parties) by Telaria and/or any of its Subsidiaries have been paid in full, in each of clauses (A) through (C), except to the extent adequate reserves, in accordance with GAAP, are reflected in the Telaria Financial Statements.

(ii) There is not in force any written agreement or other document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Telaria or any of its Subsidiaries.

(iii) (A) No audits or other administrative proceedings or proceedings before any Taxing Authority are pending or threatened in writing with regard to any Taxes or Tax Return of Telaria or any of its Subsidiaries, and (B) no Taxing Authority is asserting any claim, assessment or deficiency for Taxes of Telaria or any of its Subsidiaries, except for any such claim, assessment, or deficiency for which adequate reserves, in accordance with GAAP, are reflected in the Telaria Financial Statements.

(iv) Neither Telaria nor any of its Subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than (x) any such agreement or arrangement solely between or among Telaria and/or any of its Subsidiaries or (y) customary provisions in commercial agreements entered into in the ordinary course of business and the primary purpose of which is not related to Taxes), (B) is or has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was Telaria or any of its Subsidiaries), or (C) is bound by a closing agreement pursuant to Section 7121 of the Code or other agreement with any Taxing Authority that would require an adjustment to a Tax Return to be filed after the date hereof.

(v) None of the assets of Telaria or any of its Subsidiaries is subject to any Liens for Taxes (other than Liens for Taxes that are Permitted Liens).

(vi) Within the past two years, neither Telaria nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intending to qualify for tax-free treatment under Section 355 of the Code.

(vii) Neither Telaria nor any of its Subsidiaries has taken or agreed to take any action or knows of the existence of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent or impede (A) the Merger from qualifying for its Intended Tax-Free Treatment, or (B) Telaria from obtaining the Merger Tax Opinion.

(viii) Neither Telaria nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 (or any similar transaction under any similar provision of state, local or foreign Applicable Law).

(ix) Neither Telaria nor any of its Subsidiaries has agreed or is required to make any adjustment under Section 481(a) of the Code (or any similar provision of state, local or foreign Applicable Law) by reason of a change in accounting method or otherwise that would require an adjustment to a Tax Return to be filed after the date hereof.

(x) Neither Telaria nor any of its Subsidiaries is, was or will be required to include any amount in income for a taxable year ending after December 31, 2017 as a result of the application of Section 965 of the Code. With respect to any amounts that Telaria or any of its Subsidiaries, as applicable, are required to include in income as a result of the application of Section 965 of the Code (or any similar or analogous provision of state or local Applicable Law), Telaria and its Subsidiaries, as applicable, (A) have timely made a valid election under Section 965(h)(1) of the Code (or any similar or analogous provision of state or local Applicable Law) and (B) have timely paid in full each installment payment that is required to be paid on or before the Closing Date pursuant to Section 965(h)(2) of the Code (or any similar or analogous provision of state or local Applicable Law).

(o) Intellectual Property. No claims are pending or, to the Knowledge of Telaria, threatened in writing challenging the ownership, use, validity or enforceability of any Intellectual Property rights of Telaria or any of its Subsidiaries. Except as would not, individually and in the aggregate, reasonably be expected to have a Material Adverse Effect on Telaria, (i) to the Knowledge of Telaria, Telaria and its Subsidiaries own, free and clear of all Liens (except Permitted Liens), or have been granted an enforceable right to use, all Intellectual Property used in, and necessary for, the conduct of their businesses, as currently conducted, (ii) to the Knowledge of Telaria, the conduct of Telaria’s and its Subsidiaries’ businesses does not infringe, misappropriate, dilute or otherwise violate, and has not infringed, misappropriated, diluted or otherwise violated, any of the Intellectual Property rights of any third party, (iii) the execution and delivery by Telaria of this Agreement, and the consummation of the transactions contemplated hereby, will not (x) result in the Surviving Corporation or any of its Subsidiaries being obligated to pay any royalties or other amounts to any third party at a rate in excess of that which is payable by Telaria or such Subsidiary prior to the Closing Date or (y) give rise to any right of any third party to terminate or otherwise modify any of Telaria’s or any of its Subsidiaries’ rights or obligations under any agreement under which any right or license of or under material Intellectual Property is granted to or by Telaria or any of its Subsidiaries, (iv) to the Knowledge of Telaria, no third party is infringing, misappropriating, diluting, or otherwise violating any Intellectual Property rights owned by Telaria or any of its Subsidiaries, (v) Telaria and its Subsidiaries take and have taken reasonable measures to protect the confidentiality of material trade secrets and other material confidential information owned by or provided to them under conditions of confidentiality, including requiring all Persons having access thereto to execute written non-disclosure agreements or otherwise be bound by obligations of confidentiality, and (vi) to the Knowledge of Telaria, there has been no unauthorized disclosure of any such trade secrets or confidential information of or relating to Telaria or any of its Subsidiaries to any Person.

(p) Information Technology; Data Protection. The IT Assets of Telaria and its Subsidiaries are adequate for the conduct of their respective businesses as currently conducted. Since January 1, 2017, to the Knowledge of Telaria, there have not been, and there are no known vulnerabilities or defects that would reasonably be expected to result in, any security breaches, unauthorized access, failures or unplanned outages or other adverse integrity or security access incidents affecting the IT Assets of Telaria or its Subsidiaries or any other Persons to the extent used by or on behalf of Telaria or its Subsidiaries (or, in each case, information and transactions stored or contained therein or transmitted thereby), in each case, except as, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Telaria. Except as, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Telaria, Telaria and its Subsidiaries (A) are and have been since January 1, 2017 in compliance with all Applicable Laws, as well as their own rules, policies and procedures, relating to privacy, data protection and the collection, retention, protection, transfer, use and processing of Personal Data and (B) have implemented and maintained a data security plan with commercially reasonable administrative, technical and physical safeguards to protect Personal Data against unauthorized access, use, loss and damage. To the Knowledge of Telaria, since January 1, 2017, there has been no unauthorized access to, or use, misuse or loss of, or damage to, any Personal Data maintained by or on behalf of Telaria or any of its Subsidiaries, in each case, except as, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Telaria.

(q) Certain Contracts. Except for this Agreement, as of the date of this Agreement, neither Telaria nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral), but excluding any Telaria Benefit Plan (all contracts of the types described in the following clauses (i) through (xiv), collectively, the “Telaria Material Contracts”):

(i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) that contains any non-competition provision or other agreement or obligation that materially restricts the manner in which the businesses of Telaria and its Subsidiaries is conducted (other than standard employee non-solicitation restrictions) or, after the Effective Time, would materially restrict the ability of Rubicon Project or any of its Subsidiaries to engage in any line of business or in any geographic region;

(iii) that is material and obligates Telaria or any of its Subsidiaries, or will obligate Rubicon Project or any of its Subsidiaries after the Effective Time, to conduct business with any third party on a preferential or exclusive basis or contains “most favored nation” or similar provisions (other than such contracts which are terminable by Telaria or any of its Subsidiaries on ninety (90) days’ or less notice without any required material payment or penalty or other material conditions, other than the condition of notice);

(iv) (A) that is an indenture, credit agreement, loan agreement security agreement, guarantee, note, mortgage or other agreement or commitment that provides for or relates to any indebtedness of Telaria or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements, in each case, other than (x) accounts receivables and payables, (y) loans to direct or indirect wholly owned Subsidiaries of Telaria and (z) advances to employees for travel and business expenses, in each case of clauses (x) through (z), in the ordinary course of business, or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by Telaria or any of its Subsidiaries of, or any similar commitment by Telaria or any of its Subsidiaries, which respect to, the obligations, liabilities or indebtedness of any other Person;

(v) for any joint venture, partnership or similar arrangement, in each case, that is material to Telaria and its Subsidiaries, taken as a whole;

(vi) that is a consulting agreement or data processing, software programming, software licensing, brand safety, media procurement, exchange, data provider or data owner contract, including any contract with a demand side platform, supply side platform, exchange, data management platform or other ad tech service provider, in each case involving the net payment or receipt by Telaria or its Subsidiaries of more than $500,000 per annum;

(vii) that is an agreement with any publisher or other seller under which Telaria or its Subsidiaries receive fees of more than $500,000 per annum;

(viii) pursuant to which Telaria or any of its Subsidiaries receives from any third party a license or similar right to any Intellectual Property that is material to Telaria and its Subsidiaries, taken as a whole, other than licenses with respect to software that is generally commercially available;

(ix) that is a (A) settlement agreement or (B) consent or similar agreement with a Governmental Entity, in each case that contains any material continuing obligations of Telaria or any of its Subsidiaries (other than non-disclosure obligations); or

(x) that relates to the acquisition or disposition of any Person, business or asset (other than the acquisition of equipment or products in the ordinary course of business) and under which Telaria or its Subsidiaries have (A) a material continuing indemnification obligation or (B) material “earn-out” or similar contingent payment obligations;

(xi) that is a collective bargaining agreement or contract with any labor union providing for benefits under any Telaria Benefit Plan;

(xii) that provides for payment obligations (other than with respect to pass-through advertising spend) by Telaria or any of its Subsidiaries in any twelve (12) month period of $1,000,000 (other than any such contracts which are terminable by Telaria or any of its Subsidiaries on ninety (90) days’ or less notice without any required material payment or penalty or other material conditions, other than the condition of notice) and is not otherwise disclosed pursuant to clauses (i) through (xi) above, inclusive;

(xiii) between Telaria or any of its Subsidiaries, on the one hand, and any Affiliate of Telaria (other than its Subsidiaries) or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K of the SEC; or

(xiv) the termination of which would be reasonably expected to have a Material Adverse Effect on Telaria and is not disclosed pursuant to clauses (i) through (xiii) above, inclusive.

Each Telaria Material Contract is valid and binding on Telaria (or, to the extent a Subsidiary of Telaria is a party, such Subsidiary) and is in full force and effect (subject to the Enforceability Exceptions), and Telaria and each Subsidiary of Telaria have performed all obligations required to be performed by them to date under each Telaria Material Contract, except where such noncompliance, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Telaria. Neither Telaria nor any of its Subsidiaries has Knowledge of, or has received written notice of, any violation or default (nor, to the Knowledge of Telaria, does there exist any condition that with the passage of time or the giving of notice or both would result in such a violation or default) under any Telaria Material Contract, in each case that, individually and in the aggregate, would reasonably be expected to have a Material Adverse Effect on Telaria. To the Knowledge of Telaria, no other party to any Telaria Material Contract is in breach of or default under the terms of any Telaria Material Contract where such default would reasonably be expected to have, individually and in the aggregate, a Material Adverse Effect on Telaria.

(r) Environmental Protection. Except as, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Telaria, (i) Telaria and each of its Subsidiaries are and have been since January 1, 2017 in compliance with all applicable Environmental Laws, and neither Telaria nor any of its Subsidiaries has received any written communication from any Person or Governmental Entity that alleges that Telaria or any of its Subsidiaries is not in such compliance with, or has any liability under, applicable Environmental Laws, (ii) Telaria and each of its Subsidiaries have obtained all environmental, health and safety permits, licenses, variances, exemptions, registrations, approvals and authorizations of all Governmental Entities (“Environmental Permits”) required or necessary for, pursuant to applicable Environmental Law, the construction and operation of their facilities and the conduct of their business and operations, and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and Telaria and its Subsidiaries are and since January 1, 2017 have been in compliance with all terms and conditions of the Environmental Permits, (iii) as of the date hereof, there are no Actions under any Environmental Laws pending or, to the Knowledge of Telaria, threatened in writing against Telaria or any of its Subsidiaries and (iv) there has been no Release of any Hazardous Material that would be reasonably likely to form the basis of any Action under any Environmental Laws against Telaria or any of its Subsidiaries, or for which Telaria or any of its Subsidiaries has or may have retained or assumed liability, either contractually or by operation of law.

(s) Real Property. Except as, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Telaria, (i) Telaria and each of its Subsidiaries has good and marketable fee title (or the equivalent in any applicable foreign jurisdiction) to each and all of its owned real property, and good and valid leasehold title to all of its leased property pursuant to leases with third parties which are enforceable in accordance with their terms, in each case subject only to Permitted Liens, (ii) there are no existing (or to the Knowledge of Telaria, threatened in writing) condemnation proceedings with respect to any such real property and (iii) with respect to all such leased real property, Telaria and each of its Subsidiaries is in compliance with all material terms and conditions of each lease therefor, and neither Telaria nor any of its Subsidiaries has received any written notice of default thereunder which is outstanding and remains uncured beyond any applicable period of cure.

(t) Voting Requirements. The affirmative vote of the holders of a majority of all outstanding shares of Telaria Common Stock entitled to vote thereon (the “Telaria Stockholder Approval”) is necessary to adopt this Agreement. The Telaria Stockholder Approval is the only vote of holders of any securities of Telaria necessary to approve the transactions contemplated by this Agreement.

(u) Opinion of Financial Advisor. The Board of Directors of Telaria has received the opinion of Telaria’s financial advisor, RBC Capital Markets, LLC (the “Telaria Financial Advisor”), to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to the holders of Telaria Common Stock (other than, as applicable, Rubicon Project, Merger Sub and their respective Affiliates), it being agreed that such opinion is for the benefit of the Board of Directors of Telaria and, for the avoidance of doubt, may not be relied upon by Rubicon Project or any of its Affiliates.

(v) Brokers. Except for fees payable to the Telaria Financial Advisor, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Telaria.

(w) No Other Representations.

(i) Except for the representations and warranties made in this Section 4.1 or any certificate delivered pursuant to this Agreement, neither Telaria nor any other Person makes any express or implied representation or warranty with respect to Telaria or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the transactions contemplated hereby, and Telaria hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Section 4.1 or any certificate delivered pursuant to this Agreement, neither Telaria nor any other Person makes or has made any representation or warranty to Rubicon Project or any of its affiliates or representatives with respect to (A) any financial projection, forecast, estimate, budget or similar prospective information relating to Telaria or any of its Subsidiaries or their respective businesses or (B) except for the representations and warranties made in this Section 4.1 or any certificate delivered pursuant to this Agreement, any oral or written information presented or made available (including in any “data room”) to Rubicon Project or any of its Affiliates or representatives in the course of their due diligence investigation of Telaria, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(ii) Notwithstanding anything contained in this Agreement to the contrary, Telaria acknowledges and agrees that neither Rubicon Project nor Merger Sub or any other Person has made or is making, and Telaria expressly disclaims reliance upon, any representations, warranties or statements relating to Rubicon Project or its Subsidiaries whatsoever, express or implied, beyond those expressly given by Rubicon Project in Section 4.2 or any certificate delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding Rubicon Project or Merger Sub furnished or made available to Telaria or any of its representatives. Without limiting the generality of the foregoing, Telaria acknowledges that, except as expressly provided in Section 4.2 or any certificate delivered pursuant to this Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or similar prospective information that may have been made available to Telaria or any of its representatives.

Section 4.2. Representations and Warranties of Rubicon Project. Except as set forth in any Rubicon Project SEC Document filed with the SEC since January 1, 2017 and publicly available prior to the date of this Agreement (as amended prior to the date of this Agreement, the “Rubicon Project Filed SEC Documents”) (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature) or as disclosed in the disclosure letter delivered by Rubicon Project to Telaria upon the execution of this Agreement (the “Rubicon

Project Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken (provided that such disclosure shall be deemed to qualify that particular subsection and such other subsections of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other subsections), Rubicon Project represents and warrants to Telaria as follows:

(a) Organization, Standing and Corporate Power. Each of Rubicon Project and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to Subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Rubicon Project. Each of Rubicon Project and its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or in good standing, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Rubicon Project. The Certificate of Incorporation of Rubicon Project and the Bylaws of Rubicon Project, in each case as amended through the date of this Agreement, have been filed prior to the date of this Agreement with the Rubicon Project Filed SEC Documents.

(b) Corporate Authority; Non-contravention.

(i) Rubicon Project has all requisite corporate power and authority to enter into this Agreement and, subject to the Rubicon Project Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Rubicon Project and the consummation by Rubicon Project of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Rubicon Project, subject, in the case of the Rubicon Project Share Issuance, to the Rubicon Project Stockholder Approval. The Board of Directors of Rubicon Project (at a meeting duly called and held) has, by the unanimous vote of all directors of Rubicon Project, (A) determined that entering into this Agreement and consummating the transactions contemplated hereby, including the Merger and the Rubicon Project Share Issuance, are advisable and fair to, and in the best interests of, Rubicon Project and its stockholders, (B) authorized and approved the execution, delivery and performance of this Agreement by Rubicon Project and approved the Merger and the Rubicon Project Share Issuance and (C) resolved to recommend the approval of the Rubicon Project Share Issuance pursuant to this Agreement by the holders of Rubicon Project Common Stock and directed that the Rubicon Project Share Issuance pursuant to this Agreement be submitted for consideration by Rubicon Project’s stockholders at the Rubicon Project Stockholders Meeting, and, subject to Section 5.3(b), such resolutions have not been rescinded, modified or withdrawn in any way. This Agreement has been duly executed and delivered by Rubicon Project and, assuming the due authorization, execution and delivery of this Agreement by Telaria, constitutes the legal, valid and binding obligation of Rubicon Project, enforceable against Rubicon Project in accordance with its terms, except for the Enforceability Exceptions.

(ii) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Liens upon any of the properties or assets of Rubicon Project or any of its Subsidiaries under, (A) the Certificate of Incorporation of Rubicon Project or the Bylaws of Rubicon Project or the comparable organizational documents of any of its Subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, indenture, trust document, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization to which Rubicon Project or any of its Subsidiaries is a party or by which Rubicon Project, any of its Subsidiaries or their respective properties or assets may be bound or (C) subject to the governmental filings and other matters referred to in Section 4.2(b)(iii), any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Rubicon Project or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (A) (with respect to the certificate of incorporation and bylaws or comparable organizational documents of Rubicon Project’s Subsidiaries), (B) and (C), any such conflicts, violations, defaults, rights, losses or Liens that, individually and in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Rubicon Project or (2) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(iii) No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Rubicon Project or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Rubicon Project or the consummation by Rubicon Project of the transactions contemplated hereby, except for (A) compliance with any applicable requirements of Antitrust Laws, (B) the filing or submission with the SEC, and in the case of clause (2) and (3), effectiveness, of (1) a proxy statement relating to the Rubicon Project Stockholders Meeting, (2) the registration statement on Form S-4 to be filed with the SEC (the “Form S-4”) by Rubicon

Project in connection with the issuance of shares of Rubicon Project Common Stock in connection with the Merger (the “Rubicon Project Share Issuance”), and (3) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Rubicon Project or its Subsidiaries are qualified to do business, (D) such filings with and approvals of the NYSE to permit the shares of Rubicon Project Common Stock that are to be issued in the Merger to be listed on the NYSE, and (E) such other consents, approvals, orders or authorizations the failure of which to be made or obtained, individually and in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Rubicon Project or (2) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(c) Capital Structure.

(i) The authorized capital stock of Rubicon Project consists of 500,000,000 shares of common stock, $0.00001 par value per share (the “Rubicon Project Common Stock”), and 10,000,000 shares of undesignated preferred stock, $0.00001 par value per share (the “Rubicon Project Preferred Stock”). At the close of business on December 17, 2019 (the “Rubicon Project Measurement Date”), (A) 53,885,792 shares of Rubicon Project Common Stock were issued and outstanding (for the avoidance of doubt, excluding shares of Rubicon Project Common Stock held by Rubicon Project in its treasury), including 1,875 shares of Rubicon Project Common Stock underlying unvested Rubicon Project Restricted Stock Awards, (B) no shares of Rubicon Project Common Stock were held by Rubicon Project in its treasury, (C) no shares of Rubicon Project Preferred Stock were issued and outstanding, (D) 4,274,784 shares of Rubicon Project Common Stock were subject to issuance pursuant to Rubicon Project Stock Options, (E) 8,079,353 shares of Rubicon Project Common Stock were subject to issuance pursuant to Rubicon Project RSU Awards and (F) no shares of Rubicon Project Common Stock were subject to issuance pursuant to Rubicon Project PSU Awards.

(ii) All outstanding shares of capital stock of Rubicon Project are, and all shares of capital stock of Rubicon Project that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in Section 3.1(b) and this Section 4.2(c) and except for changes since the Rubicon Project Measurement Date resulting from the issuance of shares of Rubicon Project Common Stock pursuant to Rubicon Project Stock Options, Rubicon Project RSU Awards or Rubicon Project PSU Awards outstanding on the Rubicon Project Measurement Date in accordance with their present terms or as expressly permitted by Section 5.1(b)(ii), (A) there are not issued or outstanding (1) any shares of capital stock or other voting or equity securities or interests of Rubicon Project, (2) any securities or interests of Rubicon Project or any of its Subsidiaries convertible into or exchangeable or exercisable for, or based upon the value of, shares of capital stock or voting or equity securities or interests of Rubicon Project or (3) any warrants, calls, options, preemptive rights, subscriptions or other rights to acquire from Rubicon Project or any of its Subsidiaries (including any Subsidiary trust), or obligations of Rubicon Project or any of its Subsidiaries to issue, any capital stock, voting or equity securities or interests or securities or interests convertible into or exchangeable or exercisable for, or based upon the value of, capital stock or voting or equity securities or interests of Rubicon Project, and (B) there are no outstanding obligations of Rubicon Project or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or interests or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities or interests of Rubicon Project.

(iii) Except for the Rubicon Project Voting Agreement, there are no stockholder agreements or voting trusts or other agreements or understandings to which Rubicon Project is a party with respect to the voting, or restricting the transfer, of the capital stock or other equity interest of Rubicon Project. Rubicon Project has not granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock that are in effect. No shares of capital stock of Rubicon Project are held by any Subsidiary of Rubicon Project. Rubicon Project does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Rubicon Project on any matter.

(iv) As of the date of this Agreement, there is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which Rubicon Project or any of its Subsidiaries is subject, party or otherwise bound.

(d) Subsidiaries.

(i) Except as would not reasonably be expected to be, individually and in the aggregate, material to Rubicon Project and its Subsidiaries, taken as a whole, all outstanding shares of capital stock or other voting or equity securities or interests of each such Subsidiary have been validly issued and are fully paid and nonassessable.

(ii) Except as would not reasonably be expected to be, individually and in the aggregate, material to Rubicon Project and its Subsidiaries, taken as a whole, there are no outstanding (A) securities of Rubicon Project or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting or equity securities or interests in any of its Subsidiaries or (B) warrants, calls, options or other rights to acquire from Rubicon Project or any of its Subsidiaries, or any obligation of Rubicon Project or any of its Subsidiaries to issue, any capital stock or other voting or equity securities or interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or voting or equity securities or interests in, any Subsidiary of Rubicon Project.

(e) SEC Documents; Financial Statements; Undisclosed Liabilities.

(i) Rubicon Project has filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein, regardless of when such exhibits and other information were filed) with the SEC since January 1, 2017 (the “Rubicon Project SEC Documents”). As of their respective dates, the Rubicon Project SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Rubicon Project SEC Documents, and none of the Rubicon Project SEC Documents when filed and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Rubicon Project SEC Documents, and, to the Knowledge of Rubicon Project, none of the Rubicon Project SEC Documents is the subject of any outstanding SEC comment or investigation. No Subsidiary of Rubicon Project is, or has since January 1, 2017 been, required to file reports with the SEC pursuant to the requirements of the Exchange Act.

(ii) The consolidated financial statements (including all related notes and schedules) of Rubicon Project and its Subsidiaries included in the Rubicon Project SEC Documents (the “Rubicon Project Financial Statements”) were prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Rubicon Project and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto). Since December 31, 2016, no independent public accounting firm of Telaria has resigned (or informed Telaria that it intends to resign) or been dismissed as independent public accountants of Telaria as a result of or in connection with any disagreements with Telaria on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(iii) Except (A) as reflected or reserved against in Rubicon Project’s unaudited balance sheet as of September 30, 2019 (or the notes thereto) included in Rubicon Project’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2019, (B) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 2019 and (C) for liabilities and obligations incurred in connection with or contemplated by this Agreement, neither Rubicon Project nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of Rubicon Project and its Subsidiaries (or in the notes thereto) that, individually and in the aggregate, would reasonably be expected to have a Material Adverse Effect on Rubicon Project.

(iv)       Rubicon Project maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Rubicon Project’s properties or assets. Since January 1, 2017, none of Rubicon Project, Rubicon Project’s independent accountants, the Board of Directors of Rubicon Project or its audit committee has received any oral or written notification of any (1) “significant deficiency” in the internal controls over financial reporting of Rubicon Project, (2) “material weakness” in the internal controls over financial reporting of Rubicon Project or (3) fraud, whether or not material, that involves management or other employees of Rubicon Project who have a significant role in the internal controls over financial reporting of Rubicon Project.

(v) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Rubicon Project are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Rubicon Project in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Rubicon Project, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Rubicon Project to make the certifications required under the Exchange Act with respect to such reports.

(vi) Neither Rubicon Project nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among Rubicon Project and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Rubicon Project or any of its Subsidiaries in Rubicon Project’s or such Subsidiary’s published financial statements or other Rubicon Project SEC Documents.

(f) Information Supplied.

(i) None of the information supplied or to be supplied by Rubicon Project for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to Rubicon Project’s stockholders or at the time of the Rubicon Project Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Rubicon Project with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Telaria for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement.

(g) Absence of Certain Changes or Events.

(i) From September 30, 2019, through the date of this Agreement, other than with respect to or in connection with the transactions contemplated hereby, the businesses of Rubicon Project and its Subsidiaries have been conducted in all material respects in the ordinary course of business in a manner consistent with past practice.

(ii) Since September 30, 2019, there have been no Changes that, individually and in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on Rubicon Project.

(h) Compliance with Applicable Laws; Outstanding Orders. Rubicon Project and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities that are required for the operation of the businesses of Rubicon Project and its Subsidiaries (the “Rubicon Project Permits”), and all such Rubicon Project Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, in each case except as, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Rubicon Project. Rubicon Project and its Subsidiaries are in compliance with the terms of the Rubicon Project Permits and all Applicable Laws relating to Rubicon Project and its Subsidiaries or their respective businesses or properties, except where the failure to be in compliance with such Rubicon Project Permits or Applicable Laws, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Rubicon Project. Neither Rubicon Project nor any of its Subsidiaries is subject to any outstanding order, injunction or decree of a Governmental Entity that, individually and in the aggregate, would reasonably be expected to (i) have a Material Adverse Effect on Rubicon Project or (ii) prevent or materially delay the consummation of any of the transactions contemplated hereby. Neither Rubicon Project nor its Subsidiaries is in material violation of any outstanding order, injunction or decree of a Governmental Entity to which it is subject.

(i) Anti-Corruption Laws. Except as, individually and in the aggregate, would not reasonably be expected to be material to Rubicon Project and its Subsidiaries, taken as a whole, (i) since January 1, 2017, none of Rubicon Project or its Subsidiaries, nor, to the Knowledge of Rubicon Project, any director, officer, employee or agent of Rubicon Project, has directly or indirectly made, offered to make, attempted to make, or accepted any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to or from any Person, private or public, regardless of what form, whether in money, property or services, in violation of any Anti-Corruption Laws, (ii) to the Knowledge of Rubicon Project, as of the date of this Agreement, neither Rubicon Project nor any of its Subsidiaries is under internal or Governmental Entity investigation for any material violation of any Anti-Corruption Laws, has received any written notice or other communication from any Governmental Entity regarding a violation of, or failure to comply with, any Anti-Corruption Laws, (iii) Rubicon Project and its Subsidiaries maintain an adequate system or systems of internal controls reasonably designed to ensure compliance with the Anti-Corruption Laws and prevent and detect violations of the Anti-Corruption Laws, and (iv) since January 1, 2017, neither Rubicon Project nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws.

(j) International Trade Laws. Except as, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Rubicon Project, (i) since January 1, 2017, Rubicon Project and its Subsidiaries have been in compliance with all applicable International Trade Laws, (ii) to the Knowledge of Rubicon Project, as of the date of this Agreement, neither Rubicon Project nor any of its Subsidiaries is under internal or Governmental Entity investigation for any material violation of any International Trade Laws, has received any written notice or other communication from any Governmental Entity regarding a violation of, or failure to comply with, any International Trade Laws; (iii) since January 1, 2017 to the date of this Agreement, neither Rubicon Project nor any of its Subsidiaries has received written notice from any Governmental Entity alleging any breach, violation, or conflict with respect to any governmental authorization under International Trade Laws, the substance of which has not been resolved; and (iv) since January 1, 2017, neither Rubicon Project nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged potential violation or liability arising under or relating to any International Trade Laws. Neither Rubicon Project nor any of its Subsidiaries, and to the Knowledge of Rubicon Project, no director, officer or employee thereof, (A) is a Sanctioned Person or (B) as of the date of this Agreement, has pending or, to the Knowledge of Rubicon Project, threatened claims against it, him or her with respect to applicable International Trade Laws.

(k) Litigation. As of the date hereof, there is no Action pending or, to the Knowledge of Rubicon Project, threatened in writing against or affecting Rubicon Project or any of its Subsidiaries or any of their respective properties or any of their respective officers or directors before any court or arbitrator or any Governmental Entity, except as, individually and in the aggregate, would not reasonably be expected to (i) have a Material Adverse Effect on Rubicon Project or (ii) prevent or materially delay the consummation of any of the transactions contemplated hereby.

(l) Benefit Plans.

(i) With respect to each material Rubicon Project Benefit Plan, Rubicon Project has made available, upon request, to Telaria complete and accurate copies of (A) such Rubicon Project Benefit Plan and, to the extent applicable, the most recent summary plan description thereof, (B) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, and (C) the most recently received IRS determination letter or opinion letter, if applicable.

(ii) Except as, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Rubicon Project, (A) each of the Rubicon Project Benefit Plans has been operated and administered in compliance with its terms and in accordance with Applicable Laws, including ERISA, the Code and in each case the regulations thereunder, (B) no Rubicon Project Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Rubicon Project or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA, or comparable U.S. state or foreign law, (C) all contributions or other amounts payable by Rubicon Project or its Subsidiaries as of the Effective Time pursuant to each Rubicon Project Benefit Plan in respect of current or prior plan years have been timely paid or, to the extent not yet due, have been accrued in accordance with GAAP, (D) neither Rubicon Project nor any of its Subsidiaries has engaged in a transaction in connection with which Rubicon Project or its Subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code and (E) there are no pending or, to the Knowledge of Rubicon Project, threatened in writing or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Rubicon Project Benefit Plans or any trusts related thereto.

(iii) Except as, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Rubicon Project, none of Rubicon Project, any of its Subsidiaries or any of their respective ERISA Affiliates maintains, contributes to, is obligated to contribute to, or has any liability with respect to, or within the six (6) years preceding the date of this Agreement has maintained, contributed to, or was obligated to contribute to, a Multiple Employer Plan, and none of Rubicon Project, any of its Subsidiaries or any of their respective ERISA Affiliates has, within the preceding six (6) years, withdrawn in a complete or partial withdrawal from any Multiemployer Plan or incurred any liability under Section 4202 of ERISA.

(iv) Each of the Rubicon Project Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code, (A) is so qualified and, to the Knowledge of Rubicon Project, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect, in any material respect, the qualified status of any such plan and (B) has received a favorable determination letter or opinion letter as to its qualification.

(v) None of Rubicon Project, any of its Subsidiaries or any of their respective ERISA Affiliates sponsors, maintains, contributes to, is obligated to contribute to, or has any liability with respect to, or within the six (6) years preceding the date of this Agreement has sponsored, maintained, contributed to, or was obligated to contribute to any Multiemployer Plan or any Rubicon Project Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code (each, a “Rubicon Project Title IV Plan”).

(vi) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will result in (A) the acceleration of vesting, exercisability, funding or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee or director of Rubicon Project or any of its Subsidiaries or (B) result in any limitation on the right of Rubicon Project or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Rubicon Project Benefit Plan or related trust on or after the Effective Time. Without limiting the generality of the foregoing, no amount paid or that could become payable (whether in cash, in property, or in the form of benefits) by Rubicon Project or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will or can reasonably be expected to result in an “excess parachute payment” within the meaning of Section 280G of the Code.

(vii) No Person is entitled to receive any additional payment (including any Tax gross-up or other payment) from Rubicon Project or any of its Subsidiaries in the event of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(viii) Except as, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Rubicon Project, all Rubicon Project Benefit Plans subject to the laws of any jurisdiction outside of the United States (A) have been maintained in accordance with all applicable requirements, (B) that are intended to qualify for special tax treatment meet all requirements for such treatment and (C) that are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(m) Labor and Employment Matters. No employee of Rubicon Project or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement and, to the Knowledge of Rubicon Project, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of Rubicon Project or any of its Subsidiaries. Except for matters that, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Rubicon Project, (i) there are no (and have not been during the three (3)-year period preceding the date of this Agreement) pending or, to the Knowledge of Rubicon Project, threatened in writing, strikes, work stoppages, slowdowns or lockouts with respect to any employees of Rubicon Project or any of its Subsidiaries, and (ii) there is no (and has not been during the three (3)-year period preceding the date of this Agreement) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of Rubicon Project, threatened in writing against Rubicon Project or any of its Subsidiaries. Except as, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Rubicon Project, neither Rubicon Project nor any of its Subsidiaries has received written notice during the past three (3) years of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and workers compensation insurance laws to conduct an investigation of Rubicon Project or any of its Subsidiaries and, to the Knowledge of Rubicon Project, no such investigation is in progress. Except as, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Rubicon Project, Rubicon Project and its Subsidiaries have been in compliance with all Applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, workers compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of taxes and continuation coverage with respect to group health plans. During the preceding three years, (i) neither Rubicon Project nor any Subsidiary has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with Rubicon Project or any Subsidiary affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither Rubicon Project nor any Subsidiary has engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law. Within the three (3)-year period preceding the date of this Agreement, there has been no written or, to the Knowledge of Rubicon Project, oral claim (internally or otherwise) by any current or former employee or any current or former independent contractor of Rubicon Project or any of its Subsidiaries, or by any applicant for employment with Rubicon Project or its Subsidiaries, that an officer, director, or senior management employee of Rubicon Project or its Subsidiaries has engaged in sexual harassment or similar misconduct. Neither Rubicon Project nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual harassment or misconduct by any officer, director or senior management employee of such entity.

(n) Taxes. Except as would not, individually and in the aggregate, reasonably be expected to have a Material Adverse Effect on Rubicon Project:

(i) (A) All Tax Returns required to be filed by Rubicon Project and/or any of its Subsidiaries have been timely filed (taking into account extensions), (B) all such Tax Returns are true, complete and correct in all respects and (C) all Taxes required to be paid (including Taxes required to be withheld from payments to employees, creditors, shareholders or other third parties) by Rubicon Project and/or any of its Subsidiaries have been paid in full, in each of clauses (A) through (C), except to the extent adequate reserves, in accordance with GAAP, are reflected in the Rubicon Project Financial Statements.

(ii) There is not in force any written agreement or other document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Rubicon Project or any of its Subsidiaries.

(iii) (A) No audits or other administrative proceedings or proceedings before any Taxing Authority are pending or threatened in writing with regard to any Taxes or Tax Return of Rubicon Project or any of its Subsidiaries, and (B) no Taxing Authority is asserting any claim, assessment or deficiency for Taxes of Rubicon Project or any of its Subsidiaries, except for any such claim, assessment or deficiency for which adequate reserves, in accordance with GAAP, are reflected in the Rubicon Project Financial Statements.

(iv) Neither Rubicon Project nor any of its Subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than (x) any such agreement or arrangement solely between or among Rubicon Project and/or any of its Subsidiaries or (y) customary provisions in commercial agreements entered into in the ordinary course of business and the primary purpose of which is not related to Taxes), (B) is or has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was Rubicon Project or any of its Subsidiaries), or (C) is bound by a closing agreement pursuant to Section 7121 of the Code or other agreement with any Taxing Authority that would require an adjustment to a Tax Return to be filed after the date hereof.

(v) None of the assets of Rubicon Project or any of its Subsidiaries is subject to any Liens for Taxes (other than Liens for Taxes that are Permitted Liens).

(vi) Within the past two years, neither Rubicon Project nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intending to qualify for tax-free treatment under Section 355 of the Code.

(vii) Neither Rubicon Project nor any of its Subsidiaries has taken or agreed to take any action or knows of the existence of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent or impede (A) the Merger from qualifying for its Intended Tax-Free Treatment or (B) Rubicon Project from obtaining the Merger Tax Opinion.

(viii) Neither Rubicon Project nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 (or any similar transaction under any similar provision of state, local or foreign Applicable Law).

(ix) Neither Rubicon Project nor any of its Subsidiaries has agreed or is required to make any adjustment under Section 481(a) of the Code (or any similar provision of state, local or foreign Applicable Law) by reason of a change in accounting method or otherwise that would require an adjustment to a Tax Return to be filed after the date hereof.

(x) Neither Rubicon Project nor any of its Subsidiaries is, was or will be required to include any amount in income for a taxable year ending after December 31, 2017 as a result of the application of Section 965 of the Code. With respect to any amounts that Rubicon Project or any of its Subsidiaries, as applicable, are required to include in income as a result of the application of Section 965 of the Code (or any similar or analogous provision of state or local Applicable Law), Rubicon Project and its Subsidiaries, as applicable, (A) have timely made a valid election under Section 965(h)(1) of the Code (or any similar or analogous provision of state or local Applicable Law) and (B) have timely paid in full each installment payment that is required to be paid on or before the Closing Date pursuant to Section 965(h)(2) of the Code (or any similar or analogous provision of state or local Applicable Law).

(o) Intellectual Property. No claims are pending or, to the Knowledge of Rubicon Project, threatened in writing challenging the ownership, use, validity or enforceability of any Intellectual Property rights of Rubicon Project or any of its Subsidiaries. Except as would not, individually and in the aggregate, reasonably be expected to have a Material Adverse Effect on Rubicon Project, (i) to the Knowledge of Rubicon Project, Rubicon Project and its Subsidiaries own, free and clear of all Liens (except Permitted Liens), or have been granted an enforceable right to use, all Intellectual Property used in, and necessary for, the conduct of their businesses, as currently conducted, (ii) to the Knowledge of Rubicon Project, the conduct of Rubicon Project’s and its Subsidiaries’ businesses does not infringe, misappropriate, dilute or otherwise violate, and has not infringed, misappropriated, diluted or otherwise violated, any of the Intellectual Property rights of any third party, (iii) the execution and delivery by Rubicon Project of this Agreement, and the consummation of the transactions contemplated hereby, will not (x) result in Rubicon Project or any of its Subsidiaries being obligated to pay any royalties or other amounts to any third party at a rate in excess of that which is payable by Rubicon Project or such Subsidiary prior to the Closing Date or (y) give rise to any right of any third party to terminate or otherwise modify any of Rubicon Project’s or any of its Subsidiaries’ rights or obligations under any agreement under which any right or license of or under material Intellectual Property is granted to or by Rubicon Project or any of its Subsidiaries, (iv) to the Knowledge of Rubicon Project, no third party is infringing, misappropriating, diluting, or otherwise violating any Intellectual Property rights owned by Rubicon Project or any of its Subsidiaries, (v) Rubicon Project and its Subsidiaries take and have taken reasonable measures to protect the confidentiality of material trade secrets and other material confidential information owned by or provided to them under conditions of confidentiality, including requiring all Persons having access thereto to execute written non-disclosure agreements or otherwise be bound by obligations of confidentiality, and (vi) to the Knowledge of Rubicon Project, there has been no unauthorized disclosure of any such trade secrets or confidential information of or relating to Rubicon Project or any of its Subsidiaries to any Person.

(p) Information Technology; Data Protection. The IT Assets of Rubicon Project and its Subsidiaries are adequate for the conduct of their respective businesses as currently conducted. Since January 1, 2017, to the Knowledge of Rubicon Project, there have not been, and there are no known vulnerabilities or defects that would reasonably be expected to result in, any security breaches, unauthorized access, failures or unplanned outages or other adverse integrity or security access incidents affecting the IT Assets of Rubicon Project or its Subsidiaries or any other Persons to the extent used by or on behalf of Rubicon Project or its Subsidiaries (or, in each case, information and transactions stored or contained therein or transmitted thereby), in each case, except as, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Rubicon Project. Except as, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Rubicon Project, Rubicon Project and its Subsidiaries (A) are and have been since January 1, 2017 in compliance with all Applicable Laws, as well as their own rules, policies and procedures, relating to privacy, data protection and the collection, retention, protection, transfer, use and processing of Personal Data and (B) have implemented and maintained a data security plan with commercially reasonable administrative, technical and physical safeguards to protect Personal Data against unauthorized access, use, loss and damage. To the Knowledge of Rubicon Project, since January 1, 2017, there has been no unauthorized access to, or use, misuse or loss of, or damage to, any Personal Data maintained by or on behalf of Rubicon Project or any of its Subsidiaries, in each case, except as, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Rubicon Project.

(q) Certain Contracts. Except for this Agreement, as of the date of this Agreement, neither Rubicon Project nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral), but excluding any Rubicon Project Benefit Plan (all contracts of the types described in the following clauses (i) through (xiv), collectively, the “Rubicon Project Material Contracts”):

(i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) that contains any non-competition provision or other agreement or obligation that materially restricts the manner in which the businesses of Rubicon Project and its Subsidiaries is conducted (other than standard employee non-solicitation restrictions) or, after the Effective Time, would materially restrict the ability of Rubicon Project or any of its Subsidiaries to engage in any line of business or in any geographic region;

(iii) that is material and obligates Rubicon Project or any of its Subsidiaries, or will obligate Rubicon Project or any of its Subsidiaries after the Effective Time, to conduct business with any third party on a preferential or exclusive basis or contains “most favored nation” or similar provisions (other than such contracts which are terminable by Rubicon Project or any of its Subsidiaries on ninety (90) days’ or less notice without any required material payment or penalty or other material conditions, other than the condition of notice);

(iv) (A) that is an indenture, credit agreement, loan agreement security agreement, guarantee, note, mortgage or other agreement or commitment that provides for or relates to any indebtedness of Rubicon Project or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements, in each case, other than (x) accounts receivables and payables, (y) loans to direct or indirect wholly-owned Subsidiaries of Rubicon Project and (z) advances to employees for travel and business expenses, in each case of clauses (x)-(z), in the ordinary course of business or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by Rubicon Project or any of its Subsidiaries of, or any similar commitment by Rubicon Project or any of its Subsidiaries, which respect to, the obligations, liabilities or indebtedness of any other Person;

(v) for any joint venture, partnership or similar arrangement, in each case, that is material to Rubicon Project and its Subsidiaries, taken as a whole;

(vi) that is a consulting agreement or data processing, software programming, software licensing, brand safety, media procurement, exchange, data provider or data owner contract, including any contract with a demand side platform, supply side platform, exchange, data management platform or other ad tech service provider, in each case involving the net payment or receipt by Rubicon Project or its Subsidiaries of more than $500,000 per annum;

(vii) that is an agreement with any publisher or other seller under which Rubicon Project or its Subsidiaries receive fees of more than $500,000 per annum;

(viii) pursuant to which Rubicon Project or any of its Subsidiaries receives from any third party a license or similar right to any Intellectual Property that is material to Rubicon Project and its Subsidiaries, taken as a whole, other than licenses with respect to software that is generally commercially available;

(ix) that is a (A) settlement agreement or (B) consent or similar agreement with a Governmental Entity, in each case that contains any material continuing obligations of Rubicon Project or any of its Subsidiaries (other than non-disclosure obligations); or

(x) that relates to the acquisition or disposition of any Person, business or asset (other than the acquisition of equipment or products in the ordinary course of business) and under which Rubicon Project or its Subsidiaries have (A) a material continuing indemnification obligation or (B) material “earn-out” or similar contingent payment obligations;

(xi) that is a collective bargaining agreement or contract with any labor union providing for benefits under any Rubicon Project Benefit Plan;

(xii) that provides for payment obligations (other than with respect to pass-through advertising spend) by Rubicon Project or any of its Subsidiaries in any twelve (12) month period of $1,000,000 (other than any such contracts which are terminable by Rubicon Project or any of its Subsidiaries on ninety (90) days’ or less notice without any required material payment or penalty or other material conditions, other than the condition of notice) and is not otherwise disclosed pursuant to clauses (i) through (xi) above, inclusive;

(xiii) between Rubicon Project or any of its Subsidiaries, on the one hand, and any Affiliate of Rubicon Project (other than its Subsidiaries) or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K of the SEC; or

(xiv) the termination of which would be reasonably expected to have a Material Adverse Effect on Rubicon Project and is not disclosed pursuant to clauses (i) through (xiii) above, inclusive.

Each Rubicon Project Material Contract is valid and binding on Telaria (or, to the extent a Subsidiary of Rubicon Project is a party, such Subsidiary) and is in full force and effect (subject to the Enforceability Exceptions), and Rubicon Project and each Subsidiary of Rubicon Project have performed all obligations required to be performed by them to date under each Rubicon Project Material Contract, except where such noncompliance, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Rubicon Project. Neither Rubicon Project nor any of its Subsidiaries has Knowledge of, or has received written notice of, any violation or default (nor, to the Knowledge of Rubicon Project, does there exist any condition that with the passage of time or the giving of notice or both would result in such a violation or default) under any Rubicon Project Material Contract, in each case that, individually and in the aggregate, would reasonably be expected to have a Material Adverse Effect on Rubicon Project. To the Knowledge of Rubicon Project, no other party to any Rubicon Project Material Contract is in breach of or default under the terms of any Rubicon Project Material Contract where such default would reasonably be expected to have, individually and in the aggregate, a Material Adverse Effect on Rubicon Project.

(r) Environmental Protection. Except as, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Rubicon Project, (i) Rubicon Project and each of its Subsidiaries are and have been since January 1, 2017 in compliance with all applicable Environmental Laws, and neither Rubicon Project nor any of its Subsidiaries has received any written communication from any Person or Governmental Entity that alleges that Rubicon Project or any of its Subsidiaries is not in such compliance with, or has any liability under, applicable Environmental Laws, (ii) Rubicon Project and each of its Subsidiaries have obtained all Environmental Permits required or necessary for, pursuant to applicable Environmental Law, the construction and operation of their facilities and the conduct of their business and operations, and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and Rubicon Project and its Subsidiaries are and since January 1, 2017 have been in compliance with all terms and conditions of the Environmental Permits, (iii) as of the date hereof, there are no Actions under any Environmental Laws pending or, to the Knowledge of Rubicon Project, threatened in writing against Rubicon Project or any of its Subsidiaries and (iv) there has been no Release of any Hazardous Material that would be reasonably likely to form the basis of any Action under any Environmental Laws against Rubicon Project or any of its Subsidiaries, or for which Rubicon Project or any of its Subsidiaries has or may have retained or assumed liability, either contractually or by operation of law.

(s) Real Property. Except as, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Rubicon Project, (i) Rubicon Project and each of its Subsidiaries has good and marketable fee title (or the equivalent in any applicable foreign jurisdiction) to each and all of its owned real property, and good and valid leasehold title to all of its leased property pursuant to leases with third parties which are enforceable in accordance with their terms, in each case subject only to Permitted Liens, (ii) there are no existing (or to the Knowledge of Rubicon Project, threatened in writing) condemnation proceedings with respect to any such real property and (iii) with respect to all such leased real property, Rubicon Project and each of its Subsidiaries is in compliance with all material terms and conditions of each lease therefor, and neither Rubicon Project nor any of its Subsidiaries has received any written notice of default thereunder which is outstanding and remains uncured beyond any applicable period of cure.

(t) Voting Requirements. The affirmative vote of a majority of the votes cast by holders of outstanding shares of Rubicon Project Common Stock entitled to vote thereon (the “Rubicon Project Stockholder Approval”) is necessary to approve the Rubicon Project Share Issuance. Other than the vote of the sole stockholder of Merger Sub contemplated by Section 6.15, the Rubicon Project Stockholder Approval is the only vote of holders of any securities of Rubicon Project or Merger Sub necessary to approve the transactions contemplated by this Agreement.

(u) Opinion of Financial Advisor. The Board of Directors of Rubicon Project has received the opinion of its financial advisor, Needham & Company, LLC (the “Rubicon Project Financial Advisor”) to the effect that, as of the date of such opinion, upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio provided for pursuant to this Agreement is fair from a financial point of view to Rubicon Project (it being agreed that such opinion is for the benefit of the Board of Directors of Rubicon Project and, for the avoidance of doubt, may not be relied upon by Telaria or any of its Affiliates).

(v) Brokers. Except for fees payable to the Rubicon Project Financial Advisor and the advisors set forth on Section 4.2(v) of the Rubicon Project Disclosure Letter, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Rubicon Project.

(w) Merger Sub. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, (i) owned directly or indirectly, by Rubicon Project, and (ii) treated, for U.S. federal income Tax purposes, as a direct wholly owned Subsidiary of Rubicon Project. Merger Sub was formed solely for the purpose of entering into the transactions contemplated by this Agreement and, since the date of its formation, has not carried on any business, other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. Merger Sub has all requisite corporate power and authority to enter into this Agreement and, subject to the adoption of this Agreement by the sole stockholder of Merger Sub, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Merger Sub and the consummation by Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Merger Sub, subject, in the case of the Merger, to the adoption of this Agreement by the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by Telaria, constitutes the legal, valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, except for the Enforceability Exceptions.

(x) No Other Representations.

(i) Except for the representations and warranties made in this Section 4.2 or any certificate delivered pursuant to this Agreement, neither Rubicon Project nor Merger Sub or any other Person makes any express or implied representation or warranty with respect to Rubicon Project or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the transactions contemplated hereby, and Rubicon Project and Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Section 4.2 or any certificate delivered pursuant to this Agreement, neither Rubicon Project nor Merger Sub or any other Person makes or has made any representation or warranty to Telaria or any of its affiliates or representatives with respect to (A) any financial projection, forecast, estimate, budget or similar prospective information relating to Rubicon Project or any of its Subsidiaries or their respective businesses or (B) except for the representations and warranties made in this Section 4.2 or any certificate delivered pursuant to this Agreement, any oral or written information presented or made available (including in any “data room”) to Telaria or any of its Affiliates or representatives in the course of their due diligence investigation of Rubicon Project or Merger Sub, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(ii) Notwithstanding anything contained in this Agreement to the contrary, Rubicon Project and Merger Sub acknowledge and agree that neither Telaria nor any other Person has made or is making, and Rubicon Project and Merger Sub expressly disclaim reliance upon, any representations, warranties or statements relating to Telaria or its Subsidiaries whatsoever, express or implied, beyond those expressly given by Telaria in Section 4.1 or any certificate delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding Telaria furnished or made available to Rubicon Project or Merger Sub or any of their representatives. Without limiting the generality of the foregoing, Rubicon Project and Merger Sub acknowledge that, except as expressly provided in Section 4.1 or any certificate delivered pursuant to this Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or similar prospective information that may have been made available to Rubicon Project, Merger Sub or any of their representatives.

Article V
COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1. Conduct of Business.

(a) Conduct of Business by Telaria. Except for matters set forth in Section 5.1(a) of the Telaria Disclosure Letter, as required by Applicable Law, as otherwise contemplated by this Agreement or as consented to by Rubicon Project in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, Telaria (x) shall use reasonable best efforts to, and shall cause its Subsidiaries to use reasonable best efforts to, (1) carry on their respective businesses in all material respects in the ordinary course consistent with past practice and (2) maintain and preserve intact their respective business organizations, employees and advantageous business relationships and (y) shall not, and shall not permit any of its Subsidiaries to:

(i) (A) other than dividends and distributions by a direct or indirect Subsidiary of Telaria to Telaria or one of its Subsidiaries, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of capital stock of Telaria or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (other than the acquisition of shares upon the, exercise, vesting or settlement of a Telaria Equity Award outstanding on the date of this Agreement in accordance with its present terms or granted after the date of this Agreement to the extent permitted by Section 5.1(a)(ii)(C)), in the case of each of clauses (B) and (C), other than, solely with respect to the capital stock or other securities of Telaria’s wholly owned Subsidiaries, actions or transactions solely between Telaria and its wholly owned Subsidiaries, or among Telaria’s wholly owned Subsidiaries;

(ii) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (A) in connection with the exercise or settlement of Telaria Equity Awards outstanding as of the date of this Agreement in accordance with their present terms or granted after the date of this Agreement to the extent permitted by Section 5.1(a)(ii)(C), (B) as required by any Telaria Benefit Plan in effect on the date of this Agreement or entered into or amended in accordance with the terms of this Agreement, (C) the grant of Telaria Equity Awards in the ordinary course of business consistent with past practice subject to the limitations set forth on Section 5.1(a)(ii) of the Telaria Disclosure Letter and (D) solely with respect to the capital stock or other securities of Telaria’s wholly owned Subsidiaries, transactions solely between Telaria and its wholly owned Subsidiaries, or among Telaria’s wholly owned Subsidiaries);

(iii) other than in the ordinary course of business consistent with past practice, (A) amend or waive any material provision of, renew or terminate any Telaria Material Contract or (B) enter into any contract that would have been a Telaria Material Contract had it been in effect as of the date of this Agreement;

(iv) (A) acquire any equity interests in, or make any investment in or any capital contribution to, any Person, or acquire a substantial portion of the assets or business of any Person (or any division or line of business thereof), including in each case by merger or consolidation, or (B) otherwise acquire any material assets, other than in the ordinary course of business, except, in the case of each of clauses (A) and (B), (1) for transactions solely between Telaria and its Subsidiaries, or among Telaria’s Subsidiaries or (2) pursuant to any agreement in effect on the date hereof and made available to Rubicon Project prior to the date hereof;

(v) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, allow to lapse or otherwise dispose of any material assets, other than in the ordinary course of business, except (A) for transactions solely between Telaria and its Subsidiaries, or among Telaria’s Subsidiaries or (B) pursuant to any agreement in effect on the date hereof and made available to Rubicon Project prior to the date hereof;

(vi) create, incur or assume any indebtedness for borrowed money, or issue any debt securities or any right to acquire debt securities, assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the indebtedness of another Person, enter into any agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, in each case, except (A) for any inter-company indebtedness solely between Telaria and its Subsidiaries, or among Telaria’s Subsidiaries, or (B) performance guarantees by Telaria or any of its Subsidiaries of contracts or obligations of Telaria or any of its Subsidiaries entered into in the ordinary course of business, which, in the case of each of clauses (A) and (B) do not prohibit or limit the transactions contemplated by this Agreement and do not include any termination, default or payment related to the transactions contemplated by this Agreement;

(vii) other than any Action with respect to Taxes (which shall be governed by Section 5.1(a)(viii)), waive, release, assign, settle or compromise any pending or threatened Action against Telaria or any of its Subsidiaries, other than settlements of any pending or threatened Action (A) with respect to which there is a specific reserve in the balance sheet (or the notes thereto) of Telaria as of September 30, 2019 included in the Telaria SEC Documents for an amount not materially in excess of the amount so reflected or reserved (excluding any amount that would be expected to be paid or reimbursed under insurance policies or for which Telaria or any of its Subsidiaries is entitled to indemnification or contribution) or (B) that do not involve payment by Telaria or its Subsidiaries of more than $250,000 individually and in the aggregate (excluding any amount that would be expected to be paid or reimbursed under insurance policies or for which Telaria or any of its Subsidiaries is entitled to indemnification or contribution); provided that no settlement of any pending or threatened Action may: (1) involve any material injunctive or equitable relief, or impose material restrictions, on the business activities of Telaria or its Subsidiaries, (2) involve any admission of wrongdoing by Telaria or its Subsidiaries, (3) involve the grant of any license, cross-license or similar arrangement by Telaria or any of its Subsidiaries with respect to any material Intellectual Property owned by or licensed to Telaria or any of its Subsidiaries or (4) impose any restrictions on the use by Telaria or any of its Subsidiaries of any material Intellectual Property owned by or licensed to Telaria or any of its Subsidiaries;

(viii) (A) make, change or revoke any material Tax election, other than in the ordinary course of business, consistent with past practice, or (B) extend the statute of limitations with respect to any Tax matter, (C) amend any Tax Return or (D) settle, compromise, or abandon any material Tax claims or liabilities if such settlement, compromise, or abandonment involves the payment or surrender by Telaria or its Subsidiaries of an amount in excess of the amount accrued or reserved, as applicable, therefor in the most recent balance sheet included in the Telaria Financial Statements;

(ix) except as required by any Applicable Law or Telaria Benefit Plan as in effect on the date of this Agreement, (A) increase the compensation or benefits of any current or former officer, director or other employee, other than (1) increases made in the ordinary course of business consistent with past practice to employees whose annual base salary or wages is less than $200,000 or (2) by reason of the payment, in the ordinary course of business consistent with past practice, of incentive compensation for completed performance periods consistent with past practice and the applicable Telaria Benefit Plan, (B) enter into, adopt, amend, or modify any Telaria Benefit Plan, other than (1) new employment agreements and offer letters with employees below the level of Vice President entered into in the ordinary course of business consistent with past practice which do not provide for severance or change in control benefits or (2) any ordinary course amendment or modification that does not result in an enhancement of the compensation or benefits due under the applicable Telaria Benefit Plan as in effect on the date hereof, (C) accelerate the vesting or payment of any compensation or benefits of any current or former officer, director or other employee, (D) provide any funding for any rabbi trust or similar arrangement, or take any other action to fund or secure the payment of any compensation or benefit, or (E) grant or pay to any current or former officer, director or other employee any right to receive any severance, change in control, retention, termination or similar compensation or benefits or any increases therein, other than any such payment payable pursuant to the terms of a Telaria Benefit Plan in effect as of the date hereof and those retention arrangements set forth in Section 5.1(a)(ix) of the Telaria Disclosure Letter;

(x) hire employees at the Vice President level or higher or terminate any employees of Telaria or its Subsidiaries with a level of Vice President or higher other than for cause or poor performance implemented in accordance with Telaria’s standard employee discipline procedures;

(xi) change any of its material financial accounting policies or procedures currently in effect, except (A) as required (or with respect to permitted early adoption of changes required) by GAAP, Regulation S-X of the Exchange Act or a Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization) or (B) as required by Applicable Law;

(xii) make any payment of, commitment for or accrual of any capital expenditure in a manner not reflected in the capital budget of Telaria and its Subsidiaries for the period from the date of this Agreement through December 31, 2020 and made available to Rubicon Project prior to the date hereof;

(xiii) (A) amend the Certificate of Incorporation of Telaria or Bylaws of Telaria or (B) merge or consolidate with any Person (other than any merger or consolidation involving only Telaria’s direct and indirect Subsidiaries) or adopt or implement any plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(xiv) take any action that would, or would reasonably be expected to, prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(xv) authorize, or commit or agree to take, any of the foregoing actions.

(b) Conduct of Business by Rubicon Project. Except for matters set forth in Section 5.1(b) of the Rubicon Project Disclosure Letter, as required by Applicable Law, as contemplated by this Agreement, or as otherwise consented to by Telaria in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, Rubicon Project (x) shall use reasonable best efforts to, and shall cause its Subsidiaries to use reasonable best efforts to, (1) carry on their respective businesses in all material respects in the ordinary course consistent with past practice and (2) maintain and preserve intact their respective business organizations, employees and advantageous business relationships and (y) shall not, and shall not permit any of its Subsidiaries to:

(i) (A) other than dividends and distributions by a direct or indirect Subsidiary of Rubicon Project to Rubicon Project or one of its Subsidiaries, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of capital stock of Rubicon Project or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (other than the acquisition of shares upon the exercise, vesting or settlement of a Rubicon Project Equity Award outstanding on the date of this Agreement in accordance with its present terms or granted after the date of this Agreement to the extent permitted by Section 5.1(b)(ii)(C)), in the case of each of clauses (B) and (C), other than, solely with respect to the capital stock or other securities of Rubicon Project’s wholly owned Subsidiaries, actions or transactions solely between Rubicon Project and its wholly owned Subsidiaries, or among Rubicon Project’s wholly owned Subsidiaries;

(ii) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (A) in connection with the exercise or settlement of Rubicon Project Equity Awards outstanding as of the date of this Agreement in accordance with their present terms or granted after the date of this Agreement to the extent permitted by Section 5.1(b)(ii)(C), (B) as required by any Rubicon Project Benefit Plan in effect on the date of this Agreement or entered into or amended in accordance with the terms of this Agreement, (C) the grant of Rubicon Project Equity Awards in the ordinary course of business consistent with past practice subject to the limitations set forth on Section 5.1(b)(ii) of the Rubicon Project Disclosure Letter, and (D) solely with respect to the capital stock or other securities of Rubicon Project’s wholly owned Subsidiaries, transactions solely between Rubicon Project and its wholly owned Subsidiaries, or among Rubicon Project’s wholly owned Subsidiaries);

(iii) other than in the ordinary course of business consistent with past practice, (A) amend or waive any material provision of, renew or terminate any Rubicon Project Material Contract or (B) enter into any contract that would have been a Rubicon Project Material Contract had it been in effect as of the date of this Agreement;

(iv) (A) acquire any equity interests in, or make any investment in or any capital contribution to, any Person, or acquire a substantial portion of the assets or business of any Person (or any division or line of business thereof), including in each case by merger or consolidation, or (B) otherwise acquire any material assets, other than in the ordinary course of business, except, in the case of each of clauses (A) and (B), (1) for transactions solely between Rubicon Project and its Subsidiaries, or among Rubicon Project’s Subsidiaries or (2) pursuant to any agreement in effect on the date hereof and made available to Telaria prior to the date hereof;

(v) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, allow to lapse or otherwise dispose of any material assets, other than in the ordinary course of business, except (A) for transactions solely between Rubicon Project and its Subsidiaries, or among Rubicon Project’s Subsidiaries or (B) pursuant to any agreement in effect on the date hereof and made available to Telaria prior to the date hereof;

(vi) create, incur or assume any indebtedness for borrowed money, or issue any debt securities or any right to acquire debt securities, assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the indebtedness of another Person, enter into any agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, in each case, except (A) for any inter-company indebtedness solely between Rubicon Project and its Subsidiaries, or among Rubicon Project’s Subsidiaries, or (B) guarantees by Rubicon Project of indebtedness for borrowed money of its Subsidiaries, which indebtedness is incurred in compliance with this Section 5.1(b)(vi), or performance guarantees by Rubicon Project or any of its Subsidiaries of contracts or obligations of Rubicon Project or any of its Subsidiaries entered into in the ordinary course of business, which, in the case of each of clauses (A) and (B) do not prohibit or limit the transactions contemplated by this Agreement and do not include any termination, default or payment related to the transactions contemplated by this Agreement;

(vii) other than any Action with respect to Taxes (which shall be governed by Section 5.1(b)(viii)), waive, release, assign, settle or compromise any pending or threatened Action against Rubicon Project or any of its Subsidiaries, other than settlements of any pending or threatened Action (A) with respect to which there is a specific reserve in the balance sheet (or the notes thereto) of Rubicon Project as of September 30, 2019 included in the Rubicon Project SEC Documents for an amount not materially in excess of the amount so reflected or reserved (excluding any amount that would be expected to be paid or reimbursed under insurance policies or for which Rubicon Project or any of its Subsidiaries is entitled to indemnification or contribution) or (B) that do not involve payment by Rubicon Project or its Subsidiaries of more than $250,000 individually and in the aggregate (excluding any amount that would be expected to be paid or reimbursed under insurance policies or for which Rubicon Project or any of its Subsidiaries is entitled to indemnification or contribution); provided that no settlement of any pending or threatened Action may: (1) involve any material injunctive or equitable relief, or impose material restrictions, on the business activities of Rubicon Project or its Subsidiaries, (2) involve any admission of wrongdoing by Rubicon Project or its Subsidiaries, (3) involve the grant of any license, cross-license or similar arrangement by Rubicon Project or any of its Subsidiaries with respect to any material Intellectual Property owned by or licensed to Rubicon Project or any of its Subsidiaries or (4) impose any restrictions on the use by Rubicon Project or any of its Subsidiaries of any material Intellectual Property owned by or licensed to Rubicon Project or any of its Subsidiaries;

(viii) (A) make, change or revoke any material Tax election, other than in the ordinary course of business, consistent with past practice, (B) extend the statute of limitations with respect to any Tax matter, (C) amend any Tax return or (D) settle, compromise, or abandon any material Tax claims or liabilities if such settlement, compromise, or abandonment involves the payment or surrender by Telaria or its Subsidiaries of an amount in excess of the amount accrued or reserved, as applicable, therefor in the most recent balance sheet included in the Rubicon Project Financial Statements;

(ix) except as required by any Applicable Law or Rubicon Project Benefit Plan as in effect on the date of this Agreement, (A) increase the compensation or benefits of any current or former officer, director or other employee, other than (1) increases made in the ordinary course of business consistent with past practice to employees whose annual base salary or wages is less than $200,000 or (2) by reason of the payment, in the ordinary course of business consistent with past practice, of incentive compensation for completed performance periods consistent with past practice and the applicable Rubicon Project Benefit Plan, (B) enter into, adopt, amend, or modify any Rubicon Project Benefit Plan, other than (1) new employment agreements and offer letters with employees below the level of Vice President entered into in the ordinary course of business consistent with past practice which do not provide for severance or change in control benefits, or (2) any ordinary course amendment or modification that does not result in an enhancement of the compensation or benefits due under the applicable Rubicon Project Benefit Plan as in effect on the date hereof, (C) accelerate the vesting or payment of any compensation or benefits of any current or former officer, director or other employee, (D) provide any funding for any rabbi trust or similar arrangement, or take any other action to fund or secure the payment of any compensation or benefit, or (E) grant or pay to any current or former officer, director or other employee any right to receive any severance, change-in-control, retention, termination or similar compensation or benefits or any increases therein, other than any such payment payable pursuant to the terms of a Rubicon Project Benefit Plan in effect as of the date hereof and those retention arrangements set forth in Section 5.1(b)(ix) of the Rubicon Project Disclosure Letter;

(x) hire employees at the Vice President level or higher or terminate any employees of Rubicon Project or its Subsidiaries with a level of Vice President or higher other than for cause or poor performance implemented in accordance with Rubicon Project’s standard employee discipline procedures;

(xi) change any of its material financial accounting policies or procedures currently in effect, except (A) as required (or with respect to permitted early adoption of changes required) by GAAP, Regulation S-X of the Exchange Act or a Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization) or (B) as required by Applicable Law;

(xii) make any payment of, commitment for or accrual of any capital expenditure in any manner not reflected in the capital budget of Rubicon Project and its Subsidiaries for the period from the date of this Agreement through December 31, 2020 and made available to Telaria prior to the date hereof;

(xiii) (A) amend the Certificate of Incorporation of Rubicon Project or Bylaws of Rubicon Project or (B) merge or consolidate with any Person (other than any merger or consolidation involving only Rubicon Project’s direct and indirect Subsidiaries) or adopt or implement any plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(xiv) take any action that would, or would reasonably be expected to, prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(xv) authorize, or commit or agree to take, any of the foregoing actions.

(c) No Right to Control or Direct Operations. Nothing contained in this Agreement is intended to give Rubicon Project or Merger Sub, directly or indirectly, the right to control or direct the operations of Telaria or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give Telaria, directly or indirectly, the right to control or direct the operations of Rubicon Project or its Subsidiaries prior to the Effective Time, in each case, in violation of Applicable Law, including the Antitrust Laws. Prior to the Effective Time, each of Rubicon Project, Merger Sub and Telaria shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

(d) Other Actions. Except as required by Applicable Law during the period from the date of this Agreement to the Effective Time, neither Telaria nor Rubicon Project shall, nor shall either permit any of its Subsidiaries to, take any action with the intent of preventing or materially delaying the satisfaction of any of the conditions to the Merger set forth in Article VII.

(e) Financing Cooperation.

(i) During the period from the date of this Agreement to the Effective Time, the parties hereto shall cooperate in good faith to implement any necessary, appropriate or desirable arrangements in connection with each party’s credit agreement or other documents governing or relating to indebtedness with respect to any financing matters in connection with the transactions contemplated by this Agreement.

(ii) Telaria will use reasonable best efforts to deliver to Rubicon Project two (2) Business Days prior to the Effective Time an executed copy of a customary payoff letter from the administrative agent under the Telaria Credit Facility, in form and substance reasonably satisfactory to Rubicon Project relating to the repayment in full of all obligations thereunder and the termination of all commitments in connection therewith.

(iii) The parties hereto acknowledge and agree that, prior to the Effective Time, it may be necessary for Rubicon Project and/or Telaria to enter into financing transactions (including the raising of new financing, the refinancing of existing indebtedness, the retirement of existing indebtedness and/or producing amendments, modifications or consents in relation to existing indebtedness) (any such financing transaction mutually agreed to by Rubicon Project and Telaria, a “Pre-Merger Financing Transaction”). In connection with any Pre-Merger Financing Transaction, each of Telaria (with respect to itself and its Subsidiaries) and Rubicon Project (with respect to itself and its Subsidiaries) agree, to the extent requested by the other, to cooperate with respect to, and use their reasonable best efforts to provide such information to the other as may be, necessary or desirable in connection with the structuring, marketing and execution of any Pre-Merger Financing Transaction, including (A) participating in meetings and due diligence sessions in connection with the Pre-Merger Financing Transaction, (B) assisting with the preparation of any portion of the disclosure in relation to the Pre-Merger Financing Transaction that relates to the Merger or the transactions contemplated by this Agreement (including any financial information and operational data) and (C) delivering, or procuring the delivery of, such information, certificates, comfort letters, representation letters and other documents as may be necessary or desirable by any party to any such Pre-Merger Financing Transaction.

(iv) Notwithstanding anything to the contrary in this Section 5.1(e), neither Telaria nor Rubicon Project shall be required to disclose any information pursuant to this Section 5.1(e) to the extent that (A) in the reasonable good faith judgment of such party, any Applicable Law requires such party or its Subsidiaries to restrict or prohibit access to any such information or (B) disclosure of any such information or document would result in the loss of attorney-client privilege, attorney work product or other relevant legal privilege; provided that, with respect to clauses (A) and (B) of this Section 5.1(e), Telaria or Rubicon Project, as applicable, shall use its commercially reasonable efforts to (1) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the other party and (2) utilize the procedures of a joint defense agreement or implement such other techniques if the parties determine that doing so would reasonably permit the disclosure of such information without violating Applicable Law or jeopardizing such privilege.

Section 5.2. No Solicitation by Telaria.

(a) Telaria shall not, and shall cause its Subsidiaries and its and their officers and directors, and will use reasonable best efforts to cause its and its Subsidiaries other employees, investment bankers, financial advisors, attorneys, accountants and other representatives (each, a “Representative”) not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Telaria Alternative Transaction, or (ii) participate in any discussions or negotiations, or cooperate in any way with any Person (or group of Persons), with respect to any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Telaria Alternative Transaction (except to notify a Person (or group of Persons) that makes any inquiry, offer or proposal of the existence of the provisions of this Section 5.2). Telaria shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all existing solicitation, discussions or negotiations with any Person conducted heretofore with respect to any Telaria Alternative Transaction, or any inquiry or proposal that could reasonably be expected to lead to a Telaria Alternative Transaction, request the prompt return or destruction of all confidential information previously furnished in connection therewith and immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives. Notwithstanding the foregoing, if, at any time prior to obtaining the Telaria Stockholder Approval, Telaria or any of its Representatives receives a bona fide written proposal for a Telaria Alternative Transaction that did not result from a breach of this Section 5.2(a) and the Board of Directors of Telaria determines in good faith (after consultation with outside legal counsel and financial advisors) that any such proposal constitutes, or would reasonably be expected to result in, a Telaria Superior Proposal, subject to compliance with Section 5.2(c), Telaria and its Representatives may: (A) furnish information with respect to Telaria and its Subsidiaries to the Person (or group of Persons) making such proposal (and its Representatives) (provided that all such information has previously been provided to Rubicon Project or is provided to Rubicon Project prior to or substantially concurrent with the time it is provided to such Person) pursuant to an agreement that requires any counterparty thereto (and any of its Affiliates and Representatives) that receives non-public information of, or with respect to, Telaria to keep such information confidential (provided, further, that the provisions contained therein (x) with respect to confidentiality and use are no less favorable to Telaria in the aggregate than the provisions of the confidentiality agreement, dated as of August 28, 2019, between Telaria and Rubicon Project (as amended, the “Confidentiality Agreement”) (it being understood that such agreement need not prohibit the making by such counterparty of any proposal in respect of a Telaria Alternative Transaction) and (y) do not prohibit Telaria from satisfying its obligations hereunder); and (B) participate in discussions or negotiations regarding such proposal with the Person (or group of Persons) making such proposal and its Representatives. For purposes of this Agreement, “Telaria Alternative Transaction“ means any of (1) a transaction or series of transactions pursuant to which any Person (or group of Persons) other than Rubicon Project and its Subsidiaries (such Person (or group of Persons), a “Telaria Third Party”), or the direct or indirect stockholders of such Telaria Third Party or the resulting company, acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of, or would otherwise own or control, directly or indirectly, more than 20% of the outstanding shares of Telaria Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing more than 20% or more of the equity or voting power of Telaria (or the resulting company), (2) a merger, consolidation, share exchange or similar transaction pursuant to which any Telaria Third Party acquires or would acquire, directly or indirectly, assets or businesses of Telaria or any of its Subsidiaries representing more than 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Telaria and its Subsidiaries taken as a whole, (3) any transaction pursuant to which any Telaria Third Party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of Subsidiaries of Telaria and any entity surviving any merger or combination including any of them) of Telaria or any of its Subsidiaries representing more than 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Telaria and its Subsidiaries taken as a whole, or (4) any disposition of assets to a Telaria Third Party representing more than 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Telaria and its Subsidiaries, taken as a whole. For purposes of this Agreement, a “Telaria Superior Proposal“ means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a Telaria Third Party to enter into a Telaria Alternative Transaction (with all references to 20% in the definition of Telaria Alternative Transaction being treated as references to 50% for these purposes) that (A) was not solicited, initiated, knowingly encouraged or facilitated in violation of this Section 5.2(a), (B) is on terms that the Board of Directors of Telaria determines in good faith (after consultation with outside financial advisors and outside legal counsel) to be superior from a financial point of view to Telaria’s stockholders than the transactions contemplated by this Agreement, taking into account all relevant factors (including financial, regulatory, legal and other aspects of such proposal, any changes to this Agreement that may be proposed by Rubicon Project in response to such proposal to enter into a Telaria Alternative Transaction and the identity of the Person making such proposal to enter into a Telaria Alternative Transaction), and (C) is reasonably likely to be completed in accordance with its terms, taking into account all financial, regulatory, legal and other aspects of such proposal, and is not subject to a diligence or financing condition. Telaria acknowledges and agrees that, in the event any Representative of Telaria or any of its Subsidiaries takes any action that if taken by Telaria would be a breach of this Section 5.2(a), the taking of such action by such Representative will be deemed to constitute a breach of this Agreement by Telaria.

(b) Except as permitted by this Section 5.2(b) or Section 5.2(d), neither the Board of Directors of Telaria nor any committee thereof shall (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in each case in a manner adverse to Rubicon Project, the Telaria Board Recommendation, (ii) approve, or propose publicly to approve, any Telaria Alternative Transaction, (iii) recommend, or propose publicly to recommend, any Telaria Alternative Transaction, (iv) fail to include in the Joint Proxy Statement the Telaria Board Recommendation, (v) fail to publicly and without qualification recommend against a tender or exchange offer relating to shares of Telaria Common Stock within ten (10) Business Days after the commencement thereof (or, if earlier, at least two (2) Business Days prior to the Telaria Stockholders Meeting) or (vi) fail to publicly reaffirm without qualification the Telaria Board Recommendation within ten (10) Business Days of Rubicon Project’s written request to do so (or, if earlier, at least two (2) Business Days prior to the Telaria Stockholders’ Meeting) following the public announcement of any Telaria Alternative Transaction; provided, that Rubicon Project shall not be entitled to make such written request, and the Board of Directors of Telaria shall not be required to make such reaffirmation, more than once with respect to any particular Telaria Alternative Transaction unless the proposal in respect of such Telaria Alternative Transaction is subsequently publicly modified in any material respect in which case Rubicon Project may make such request once each time such modification is made (any action or failure to act in clauses (i) through (vi) being referred to as a “Telaria Recommendation Change”). Notwithstanding the foregoing, in the event that, prior to obtaining the Telaria Stockholder Approval, the Board of Directors of Telaria determines in good faith, after consultation with outside legal counsel, that it has received a Telaria Superior Proposal that was not solicited, initiated, knowingly encouraged or facilitated in violation of Section 5.2(a), the Board of Directors of Telaria may effect a Telaria Recommendation Change (other than under clause (ii) of this Section 5.2(b) if it would include entering into an agreement with respect to any Telaria Alternative Transaction) if, but only if, (A) the Board of Directors of Telaria determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, (B) Telaria has notified Rubicon Project in writing that it intends to effect a Telaria Recommendation Change pursuant to this Section 5.2(b) (other than under clause (ii) of this Section 5.2(b) if it would include entering into an agreement with respect to any Telaria Alternative Transaction), (C) Telaria has provided Rubicon Project with, or publicly disclosed, a copy of the proposed definitive agreements and other proposed transaction documentation between Telaria and the Person making such Telaria Superior Proposal, and the identity of the Person making such Telaria Superior Proposal, (D) for a period of four (4) Business Days following the notice delivered pursuant to clause (B) of this Section 5.2(b), Telaria shall have discussed and negotiated in good faith and made Telaria’s Representatives available to discuss and negotiate in good faith (in each case to the extent Rubicon Project desires to negotiate) with Rubicon Project’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the Telaria Superior Proposal no longer constitutes a Telaria Superior Proposal (it being understood and agreed that Telaria shall provide written notice to Rubicon Project of any amendment to any material term or condition of any Telaria Superior Proposal and the time period set forth in this clause (D) shall be extended to the later to occur of (I) two (2) Business Days following delivery of such subsequent notice from Telaria to Rubicon Project and (II) the expiration of the original four (4)-Business Day period described in this clause (D)), and (E) no earlier than the end of such negotiation period, the Board of Directors of Telaria shall have determined in good faith, (x) after consultation with outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that the Telaria Alternative Transaction that is the subject of the notice described in clause (B) above still constitutes a Telaria Superior Proposal and (y) after consultation with outside legal counsel, that the failure to take such action would still be inconsistent with its fiduciary duties under Applicable Law. Neither the Board of Directors of Telaria nor any committee thereof shall cause or permit Telaria or any of its controlled Affiliates to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any Telaria Alternative Transaction (other than a confidentiality agreement referred to in Section 5.2(a)).

(c) In addition to the obligations of Telaria set forth in Section 5.2(a) and Section 5.2(b), Telaria shall promptly, and in any event within twenty-four (24) hours of receipt thereof, advise Rubicon Project in writing of any request for information or proposal relating to a Telaria Alternative Transaction, the material terms and conditions of such request or proposal (including any changes thereto) and the identity of the Person making such request or proposal. Telaria shall (i) keep Rubicon Project reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a reasonably current basis and (ii) provide to Rubicon Project as soon as reasonably practicable after receipt or delivery thereof copies of all correspondence and other written materials received from the Person making such request or proposal or any of its Representatives, in each case that describes or contains any such request or proposal.

(d) Other than in connection with a Telaria Superior Proposal (which shall be subject to Section 5.2(b) and shall not be subject to this Section 5.2(d)), prior to obtaining the Telaria Stockholder Approval, the Board of Directors of Telaria may, in response to a Telaria Intervening Event, take any action prohibited by clauses (i) or (iii) of Section 5.2(b) in the event that the Board of Directors of Telaria determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law if, but only if, (i) Telaria has notified Rubicon Project in writing that it intends to effect a Telaria Recommendation Change (under clauses (i) or (iii) of Section 5.2(b)) pursuant to this Section 5.2(d) (which notice shall specify the facts and circumstances providing the basis of the Telaria Intervening Event and for the determination by the Board of Directors of Telaria to effect a Telaria Recommendation Change under clauses (i) or (iii) of Section 5.2(b) in reasonable detail), (ii) for a period of four (4) Business Days following the notice delivered pursuant to clause (i) of this Section 5.2(d), Telaria shall have discussed and negotiated in good faith and made Telaria’s Representatives available to discuss and negotiate in good faith (in each case to the extent Rubicon Project desires to negotiate) with Rubicon Project’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the fiduciary duties under Applicable Law of the Board of Directors of Telaria (it being understood and agreed that Telaria shall provide Rubicon Project with written notice of any material change to the relevant facts and circumstances and the time period set forth in this clause (ii) shall be extended to the later to occur of (A) two (2) Business Days following delivery of such subsequent notice from Telaria to Rubicon Project and (B) the expiration of the original four (4)-Business Day period described above in this clause (ii)), and (iii) no earlier than the end of such negotiation period, the Board of Directors of Telaria shall have determined in good faith, after consultation with outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still be inconsistent with its fiduciary duties under Applicable Law. The term “Telaria Intervening Event“ means a material event or circumstance that was not known or reasonably foreseeable to any of the directors or officers of Telaria on the date of this Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the Board of Directors of Telaria as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Board of Directors of Telaria prior to the Telaria Stockholder Approval; provided, that in no event shall any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Telaria Alternative Transaction constitute a Telaria Intervening Event; provided further, in no event shall any of the following, either alone or in combination, constitute a Telaria Intervening Event: (1) any change in and of itself in the market price or trading volume of the securities of Rubicon Project or Telaria (it being understood that the facts or occurrences giving rise or contributing to such change may constitute or be taken into account in determining whether there has been a Telaria Intervening Event), (2) any Change affecting general business, economic or political conditions, the industries or segments thereof in which Telaria operates, or the financial, credit or securities markets of the United States or in any other country in the world; (3) Changes arising out of or attributable to changes (or proposed changes) or modifications in GAAP, other applicable accounting standards or Applicable Law or the interpretation or enforcement thereof; (4) Changes arising out of or attributable to the announcement of the execution of this Agreement or the identity of Rubicon Project; (5) the status of the Merger under the HSR Act; or (6) meeting or exceeding, or failing to meet or exceed, any internal or other or published projections, forecasts, estimates or predictions in and of itself (it being understood that the facts or occurrences giving rise or contributing to Telaria meeting or exceeding, or failing to meet or exceed, such projections, forecasts, estimates or predictions may constitute or be taken into account in determining whether there has been a Telaria Intervening Event).

(e) Nothing contained in this Section 5.2 shall prohibit Telaria from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder or (ii) making any disclosure to its stockholders that the Board of Directors of Telaria determines in good faith (after consultation with its outside legal counsel) that the failure to make would be inconsistent with its fiduciary duties under Applicable Law; provided, however, that any such disclosure or statement that constitutes or contains a Telaria Recommendation Change shall be subject to the provisions of Section 5.2(b) (it being agreed that (x) any disclosure made in accordance with the rules set forth in clause (i) of this Section 5.2(e), in and of itself, shall not be deemed to constitute a Telaria Recommendation Change and (y) any public disclosure of or communication relating to a Telaria Alternative Transaction (but solely to the extent such disclosure or communication is required to be made by Applicable Law), in and of itself, shall not be deemed to constitute a Telaria Recommendation Change so long as any such disclosure or communication includes an express reaffirmation of the Telaria Board Recommendation).

Section 5.3. No Solicitation by Rubicon Project.

(a) Rubicon Project shall not, and shall cause its Subsidiaries and its and their officers and directors, and will use reasonable best efforts to cause its and its Subsidiaries’ other employees and Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Rubicon Project Alternative Transaction or (ii) participate in any discussions or negotiations, or cooperate in any way with any Person (or group of Persons), with respect to any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Rubicon Project Alternative Transaction (except to notify a Person (or group of Persons) that makes any inquiry, offer or proposal of the existence of the provisions of this Section 5.3). Rubicon Project shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all existing solicitation, discussions or negotiations with any Person conducted heretofore with respect to any Rubicon Project Alternative Transaction, or any inquiry or proposal that could reasonably be expected to lead to a Rubicon Project Alternative Transaction, request the prompt return or destruction of all confidential information previously furnished in connection therewith and immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives. Notwithstanding the foregoing, if, at any time prior to obtaining the Rubicon Project Stockholder Approval, Rubicon Project or any of its Representatives receives a bona fide written proposal for a Rubicon Project Alternative Transaction that did not result from a breach of this Section 5.3(a) and the Board of Directors of Rubicon Project determines in good faith (after consultation with outside legal counsel and financial advisors) that any such proposal constitutes, or would reasonably be expected to result in, a Rubicon Project Superior Proposal, subject to Section 5.3(c), Rubicon Project and its Representatives may: (A) furnish information with respect to Telaria and its Subsidiaries to the Person (or group of Persons) making such proposal (and its Representatives) (provided that all such information has previously been provided to Rubicon Project or is provided to Rubicon Project prior to or substantially concurrent with the time it is provided to such Person) pursuant to a confidentiality agreement that requires any counterparty thereto (and any of its Affiliates and Representatives) that receive non-public information of, or with respect to, Rubicon Project to keep such information confidential (provided, further, that the provisions contained therein (x) with respect to confidentiality and use are no less favorable to Rubicon Project in the aggregate than the provisions of the Confidentiality Agreement and (y) do not prohibit Rubicon Project from satisfying its obligations hereunder); and (B) participate in discussions or negotiations regarding such proposal with the Person (or group of Persons) making such proposal and its Representatives. For purposes of this Agreement, “Rubicon Project Alternative Transaction“ means, other than the Rubicon Project Share Issuance, any of (1) a transaction or series of transactions pursuant to which any Person (or group of Persons) other than Telaria and its Subsidiaries (such Person (or group of Persons), a “Rubicon Project Third Party”), or the direct or indirect stockholders of such Rubicon Project Third Party or the resulting company, acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of, or would otherwise own or control, directly or indirectly, more than 20% of the outstanding shares of Rubicon Project Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing more than 20% or more of the equity or voting power of Rubicon Project (or the resulting company), (2) a merger, consolidation, share exchange or similar transaction pursuant to which any Rubicon Project Third Party acquires or would acquire, directly or indirectly, assets or businesses of Rubicon Project or any of its Subsidiaries representing more than 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Rubicon Project and its Subsidiaries taken as a whole, (3) any transaction pursuant to which any Rubicon Project Third Party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of Subsidiaries of Rubicon Project and any entity surviving any merger or combination including any of them) of Rubicon Project or any of its Subsidiaries representing more than 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Rubicon Project and its Subsidiaries taken as a whole or (4) any disposition of assets of Rubicon Project or its Subsidiaries to a Rubicon Project Third Party representing more than 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Rubicon Project and its Subsidiaries, taken as a whole. For purposes of this Agreement, a “Rubicon Project Superior Proposal“ means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a Rubicon Project Third Party to enter into a Rubicon Project Alternative Transaction (with all references to 20% in the definition of Rubicon Project Alternative Transaction being treated as references to 50% for these purposes) that (A) was not solicited, initiated, knowingly encouraged or facilitated in violation of this Section 5.3(a), (B) is on terms that the Board of Directors of Rubicon Project determines in good faith (after consultation with outside financial advisors and outside legal counsel) to be superior from a financial point of view to Rubicon Project’s stockholders than the transactions contemplated by this Agreement, taking into account all relevant factors (including financial, regulatory, legal and other aspects of such proposal, any changes to this Agreement that may be proposed by Rubicon Project in response to such proposal to enter into a Telaria Alternative Transaction and the identity of the Person making such proposal to enter into a Telaria Alternative Transaction), and (C) is reasonably likely to be completed in accordance with its terms, taking into account all financial, regulatory, legal and other aspects of such proposal, and is not subject to a diligence or financing condition. Rubicon Project acknowledges and agrees that, in the event any Representative of Rubicon Project or any of its Subsidiaries takes any action that if taken by Rubicon Project would be a breach of this Section 5.3(a), the taking of such action by such Representative will be deemed to constitute a breach of this Agreement by Rubicon Project.

(b) Except as permitted by this Section 5.3(b) or Section 5.3(d), neither the Board of Directors of Rubicon Project nor any committee thereof shall (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in each case in a manner adverse to Telaria, the approval or recommendation by such Board of Directors or such committee of this Agreement or the Rubicon Project Share Issuance, (ii) approve, or propose publicly to approve, any Rubicon Project Alternative Transaction, (iii) recommend, or propose publicly to recommend, any Telaria Alternative Transaction, (iv) fail to include in the Joint Proxy Statement the Rubicon Project Board Recommendation, (v) fail to publicly and without qualification recommend against a tender or exchange offer relating to shares of Rubicon Project Common Stock within ten (10) Business Days after the commencement thereof (or, if earlier, at least two (2) Business Days prior to the Rubicon Project Stockholders Meeting) or (vi) fail to publicly reaffirm without qualification the Rubicon Project Board Recommendation within ten (10) Business Days of Rubicon Project’s written request to do so (or, if earlier, at least two (2) Business Days prior to the Rubicon Project Stockholders’ Meeting) following the public announcement of any Rubicon Project Alternative Transaction; provided, that Telaria shall not be entitled to make such written request, and the Board of Directors of Rubicon Project shall not be required to make such reaffirmation, more than once with respect to any particular Rubicon Project Alternative Transaction unless the proposal in respect of such Rubicon Project Alternative Transaction is subsequently publicly modified in any material respect in which case Telaria may make such request once each time such modification is made (any action or failure to act in clauses (i) through (vi) being referred to as a “Rubicon Project Recommendation Change”). Notwithstanding the foregoing, in the event that, prior to obtaining the Rubicon Project Stockholder Approval, the Board of Directors of Rubicon Project determines in good faith, after consultation with outside financial advisors and outside legal counsel, that it has received a Rubicon Project Superior Proposal that was not solicited, initiated, knowingly encouraged or facilitated in violation of Section 5.3(a), the Board of Directors of Rubicon Project may effect a Rubicon Project Recommendation Change (other than under clause (ii) of this Section 5.3(b) if it would include entering into an agreement with respect to any Rubicon Project Alternative Transaction) if, but only if, (A) the Board of Directors of Rubicon Project determines in good faith, after consultation with outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, (B) Rubicon Project has notified Telaria in writing that it intends to effect a Rubicon Project Recommendation Change pursuant to this Section 5.3(b) (other than under clause (ii) of this Section 5.3(b) if it would include entering into an agreement with respect to any Rubicon Project Alternative Transaction), (C) Rubicon Project has provided Telaria with, or publicly disclosed, a copy of the proposed definitive agreements and other proposed transaction documentation between Rubicon Project and the Person making such Rubicon Project Superior Proposal, and the identity of the Person making such Rubicon Project Superior Proposal, (D) for a period of four (4) Business Days following the notice delivered pursuant to clause (B) of this Section 5.3(b), Rubicon Project shall have discussed and negotiated in good faith and made Rubicon Project’s Representatives available to discuss and negotiate in good faith (in each case to the extent Telaria desires to negotiate) with Telaria’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the Rubicon Project Superior Proposal no longer constitutes a Rubicon Project Superior Proposal (it being understood and agreed that Telaria shall provide written notice to Rubicon Project of any amendment to any material term or condition of any Telaria Superior Proposal and the time period set forth in this clause (D) shall be extended to the later to occur of (I) two (2) Business Days following delivery of such new notice from Telaria to Rubicon Project and (II) the expiration of the original four (4)-Business Day period described in this clause (D)), and (E) no earlier than the end of such negotiation period, the Board of Directors of Rubicon Project shall have determined in good faith, after consultation with outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that (x) the Rubicon Project Alternative Transaction that is the subject of the notice described in clause (B) above still constitutes a Rubicon Project Superior Proposal and (y) the failure to take such action would still be inconsistent with its fiduciary duties under Applicable Law. Neither the Board of Directors of Rubicon Project nor any committee thereof shall cause or permit Rubicon Project or any of its controlled Affiliates to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement in respect of a Rubicon Project Alternative Transaction (other than a confidentiality agreement referred to in Section 5.3(a)).

(c) In addition to the obligations of Rubicon Project set forth in Section 5.3(a) and Section 5.3(b), Rubicon Project shall promptly, and in any event within twenty-four (24) hours of receipt thereof, advise Telaria in writing of any request for information or proposal relating to a Rubicon Project Alternative Transaction, the material terms and conditions of such request or proposal (including any changes thereto) and the identity of the Person making such request or proposal. Rubicon Project shall (i) keep Telaria reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a reasonably current basis and (ii) provide to Telaria as soon as reasonably practicable after receipt or delivery thereof copies of all correspondence and other written materials received from the Person making such request or proposal or any of its Representatives, in each case that describes or contains any such request or proposal.

(d) Other than in connection with a Rubicon Project Superior Proposal (which shall be subject to Section 5.3(b) and shall not be subject to this Section 5.3(d)), prior to obtaining the Rubicon Project Stockholder Approval, the Board of Directors of Rubicon Project may, in response to a Rubicon Project Intervening Event, take any action prohibited by clauses (i) or (iii) of Section 5.3(b) in the event that the Board of Directors of Rubicon Project determines in good faith, after consultation with outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law if, but only if, (i) Rubicon Project has notified Telaria in writing that it intends to effect a Rubicon Project Recommendation Change (under clauses (i) or (iii) of Section 5.3(b)) pursuant to this Section 5.3(d) (which notice shall specify the facts and circumstances providing the basis of the Rubicon Project Intervening Event and for the determination by the Board of Directors of Rubicon Project to effect a Rubicon Project Recommendation Change under clauses (i) or (iii) of Section 5.3(b) in reasonable detail), (ii) for a period of four (4) Business Days following the notice delivered pursuant to clause (i) of this Section 5.3(d), Rubicon Project shall have discussed and negotiated in good faith and made Rubicon Project’s Representatives available to discuss and negotiate in good faith (in each case to the extent Telaria desires to negotiate) with Telaria’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement (it being understood and agreed that Rubicon Project shall provide Telaria with written notice of any material change to the relevant facts and circumstances and the time period set forth in this clause (ii) shall be extended to the later to occur of (A) two (2) Business Days following delivery of such subsequent notice from Rubicon Project to Telaria and (B) the expiration of the original four (4)-Business

Day period described above in this clause (ii)), and (iii) no earlier than the end of such negotiation period, the Board of Directors of Rubicon Project shall have determined in good faith, after consultation with outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still be inconsistent with its fiduciary duties under Applicable Law. The term “Rubicon Project Intervening Event“ means a material event or circumstance that was not known or reasonably foreseeable to any of the directors or officers of Rubicon Project on the date of this Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the Board of Directors of Rubicon Project as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Board of Directors of Rubicon Project prior to the Rubicon Project Stockholder Approval; provided, that in no event shall any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Rubicon Project Alternative Transaction constitute a Rubicon Project Intervening Event; provided further, in no event shall any of the following, either alone or in combination, constitute a Rubicon Project Intervening Event: (1) any change in and of itself in the market price or trading volume of the securities of Telaria or (it being understood that the facts or occurrences giving rise or contributing to such change may constitute or be taken into account in determining whether there has been a Rubicon Project Intervening Event); (2) any Change affecting general business, economic or political conditions, the industries or segments thereof in which Rubicon Project operates, or the financial, credit or securities markets of the United States or in any other country in the world; (3) Changes arising out of or attributable to changes (or proposed changes) or modifications in GAAP, other applicable accounting standards or Applicable Law or the interpretation or enforcement thereof; (4) Changes arising out of or attributable to the announcement of the execution of this Agreement or the identity of Telaria; (5) the status of the Merger under the HSR Act; or (6) meeting or exceeding, or failing to meet or exceed, any internal or other or published projections, forecasts, estimates or predictions in and of itself (it being understood that the facts or occurrences giving rise or contributing to Telaria meeting or exceeding, or failing to meet or exceed, such projections, forecasts, estimates or predictions may constitute or be taken into account in determining whether there has been a Telaria Intervening Event).

(e) Nothing contained in this Section 5.3 shall prohibit Rubicon Project from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder or (ii) making any disclosure to its stockholders that the Board of Directors of Rubicon Project determines in good faith (after consultation with its outside legal counsel) that the failure to make would be inconsistent with its fiduciary duties under Applicable Law; provided, however, that any such disclosure or statement that constitutes or contains a Rubicon Project Recommendation Change shall be subject to the provisions of Section 5.3(b) (it being agreed that (x) any disclosure made in accordance with the rules set forth in clause (i) of this Section 5.3(e), in and of itself, shall not be deemed to constitute a Rubicon Project Recommendation Change and (y) any public disclosure of or communication relating to a Rubicon Project Alternative Transaction (but solely to the extent such disclosure or communication is required to be made by Applicable Law), in and of itself, shall not be deemed to constitute a Rubicon Project Recommendation Change so long as any such disclosure or communication includes an express reaffirmation of the Rubicon Project Board Recommendation).

Article VI
ADDITIONAL AGREEMENTS

Section 6.1. Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders Meetings.

(a) As soon as practicable following the date of this Agreement, Telaria and Rubicon Project shall jointly prepare the Form S-4, in which the Joint Proxy Statement shall be included as a prospectus, and Rubicon Project shall file the Form S-4 with the SEC. The Form S-4 and the Joint Proxy Statement shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. Prior to the Form S-4 being declared effective, (i) Telaria shall use its reasonable best efforts to execute and deliver to Telaria Tax Counsel and to Rubicon Project Tax Counsel the applicable Merger Tax Representation Letter referenced in Section 6.8 and (ii) Rubicon Project shall use its reasonable best efforts to execute and deliver to Rubicon Project Tax Counsel and to Telaria Tax Counsel the applicable Merger Tax Representation Letter referenced in Section 6.8. Following the delivery of the Merger Tax Representation Letters pursuant to the preceding sentence, (A) Telaria shall use its reasonable best efforts to cause Telaria Tax Counsel to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act and (B) Rubicon Project shall use its reasonable best efforts to cause Rubicon Project Tax Counsel to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act. In rendering such opinions, Telaria Tax Counsel and Rubicon Project Tax Counsel shall each be entitled to rely on the Tax Representation Letters referred to in this Section 6.1 and Section 6.8. Each of Telaria and Rubicon Project shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Telaria and Rubicon Project shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Form S-4 or the Joint Proxy Statement received from the SEC. Rubicon Project and Telaria shall cooperate and provide the other parties with a reasonable opportunity to review and comment on any (1) letter responding to comments received from the SEC and (2) amendment or supplement to the Form S-4 or the Joint Proxy Statement prior to filing such with the SEC. Notwithstanding any other provision herein to the contrary, no letter to the SEC, amendment or supplement (including by incorporation by reference) to the Form S-4 or the Joint Proxy Statement shall be made without the approval of both Telaria and Rubicon Project, which approval shall not be unreasonably withheld, conditioned or delayed; provided that, with respect to documents filed by a party that are incorporated by reference in the Form S-4 or the Joint Proxy Statement, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, or the combined entity; and provided, further, that this approval right shall not apply with respect to information relating to a Telaria Recommendation Change or a Rubicon Project Recommendation Change. Telaria shall use reasonable best efforts to cause the Joint Proxy Statement to be mailed to Telaria’s stockholders, and Rubicon Project shall use reasonable best efforts to cause the Joint Proxy Statement to be mailed to Rubicon Project’s stockholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Each party shall advise the other parties, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, of the time when any supplement or amendment to the Form S-4 has been filed, of the issuance of any stop order with respect to the Form S-4, or of any request by the SEC for amendment of the Form S-4 or the Joint Proxy Statement or comments on the Form S-4 or the Joint Proxy Statement and responses thereto or requests by the SEC for additional information relating thereto. If at any time prior to the Effective Time any information relating to Telaria, Rubicon Project or any of their respective Affiliates, officers or directors, should be discovered by Telaria or Rubicon Project that should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the stockholders of Telaria and Rubicon Project.

(b) Telaria shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly give notice of, convene and hold a meeting of its stockholders (the “Telaria Stockholders Meeting”) in accordance with the DGCL and the rules of the NYSE for the purpose of obtaining the Telaria Stockholder Approval and shall, subject to the provisions of Section 5.2(b), through its Board of Directors, recommend to its stockholders the adoption of this Agreement. Telaria may only postpone or adjourn the Telaria Stockholders Meeting, after consultation with Rubicon Project (and for the minimum duration reasonably necessary), (i) to solicit additional proxies for the purpose of obtaining the Telaria Stockholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Telaria has determined after consultation with outside legal counsel is reasonably likely to be required under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Telaria prior to the Telaria Stockholders Meeting. For the avoidance of doubt and without limiting the generality of the foregoing, Telaria agrees that its obligations to hold the Telaria Stockholders Meeting pursuant to this Section 6.1(b) shall not be affected by the making of a Telaria Recommendation Change or by the commencement of or announcement or disclosure of or communication to Telaria of any proposal relating to a Telaria Alternative Transaction (including a Telaria Superior Proposal) or the occurrence or disclosure of any Telaria Intervening Event.

(c) Rubicon Project shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly give notice of, convene and hold a meeting of its stockholders (the “Rubicon Project Stockholders Meeting”) in accordance with the DGCL and the rules of the NYSE for the purpose of obtaining the Rubicon Project Stockholder Approval and shall, subject to the provisions of Section 5.3(b), through its Board of Directors, recommend to its stockholders the approval of the Rubicon Project Share Issuance. Rubicon Project may only postpone or adjourn the Rubicon Project Stockholders Meeting, after consultation with Telaria (and for the minimum duration reasonably necessary), (i) to solicit additional proxies for the purpose of obtaining the Rubicon Project Stockholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Rubicon Project has determined after consultation with outside legal counsel is reasonably likely to be required under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Rubicon Project prior to the Rubicon Project Stockholders Meeting. For the avoidance of doubt and without limiting the generality of the foregoing, Rubicon Project agrees that its obligations to hold the Rubicon Project Stockholders Meeting pursuant to this Section 6.1(c) shall not be affected by the making of a Rubicon Project Recommendation Change or by the commencement of or announcement or disclosure of or communication to Rubicon Project of any proposal relating to a Rubicon Project Alternative Transaction (including a Rubicon Project Superior Proposal) or the occurrence or disclosure of any Rubicon Project Intervening Event.

(d) Telaria and Rubicon Project shall use reasonable best efforts to hold the Telaria Stockholders Meeting and the Rubicon Project Stockholders Meeting on the same date and as soon as reasonably practicable after the date of this Agreement.

(e) The only matters to be voted upon at each of the Telaria Stockholders Meeting and the Rubicon Project Stockholders Meeting are (i) the Merger, in the case of the Telaria Stockholders Meeting, and the Rubicon Project Share Issuance, in the case of the Rubicon Project Stockholders Meeting, (ii) any adjournment or postponement of the Telaria Stockholders Meeting or the Rubicon Project Stockholders Meeting, as applicable, and (iii) any other matters that are required by Applicable Law.

Section 6.2. Access to Information; Confidentiality. Subject to the Confidentiality Agreement and subject to Applicable Law, and solely for the purposes of furthering the Merger, upon reasonable notice, Telaria shall, and shall cause its Subsidiaries to, and Rubicon Project shall, and shall cause the Subsidiaries of Rubicon Project to, afford to the other party and to the officers, employees and Representatives of such other party, reasonable access, upon reasonable notice during normal business hours during the period from the date of this Agreement to the Effective Time, to all of its and their respective properties, books, contracts, commitments, personnel and records (provided that such access shall not unreasonably interfere with the business or operations of such party), and during such period, Telaria shall, and shall cause its Subsidiaries to, and Rubicon Project shall, and shall cause the Subsidiaries of Rubicon Project to, furnish promptly to the other party all information concerning its and their business, properties and personnel as such other party may reasonably request; provided that the foregoing shall not require Telaria or Rubicon Project to disclose any information pursuant to this Section 6.2 to the extent that in the reasonable good faith judgment of such party, (i) any Applicable Law requires such party or its Subsidiaries to restrict or prohibit access to any such information or (ii) disclosure of any such information or document would result in the loss of attorney-client privilege, attorney work product or other relevant legal privilege; provided, further, that, with respect to the foregoing clauses (i) and (ii), Telaria or Rubicon Project, as applicable, shall use its commercially reasonable efforts to (A) obtain the required consent of any third party necessary to provide such disclosure, (B) communicate, to the extent feasible, the applicable information in a way that would not violate Applicable Law or jeopardize such privilege, or otherwise develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the other party and (C) utilize the procedures of a joint defense agreement or implement such other techniques if the parties determine that doing so would reasonably permit the disclosure of such information without violating Applicable Law or jeopardizing such privilege. No review pursuant to this Section 6.2 shall affect any representation or warranty given by the other party hereto. Any information provided or made available pursuant to this Section 6.2 shall be governed by the terms and conditions of the Confidentiality Agreement.

Section 6.3. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, Rubicon Project and Telaria will cooperate with each other and use (and will cause their respective Subsidiaries to use) their respective reasonable best efforts to consummate the transactions contemplated by this Agreement and to cause the conditions to the Merger set forth in Article VII to be satisfied as promptly as reasonably practicable, including using all reasonable best efforts to accomplish the following as promptly as reasonably practicable: (i) the obtaining of all actions or non-actions, consents, approvals, registrations, waivers, permits, authorizations, orders, expirations or terminations of waiting periods and other confirmations from any Governmental Entity or other Person that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, (ii) the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with Governmental Entities) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, (iii) the taking of all steps as may be necessary, proper or advisable to obtain an approval from, or to avoid an Action by, any Governmental Entity or other Person in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, (iv) the defending of any lawsuits or other Actions, whether judicial or administrative, challenging this Agreement or that would otherwise prevent or delay the consummation of the transactions contemplated by this Agreement, including the Merger, performed or consummated by each party in accordance with the terms of this Agreement, including seeking to have any stay, temporary restraining order or injunction entered by any court or other Governmental Entity vacated or reversed, and (v) the execution and delivery of any additional instruments that are or may become reasonably necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including the Merger, and to carry out fully the purposes of this Agreement. Each of Rubicon Project and Telaria shall, in consultation and cooperation with the other and as promptly as reasonably practicable, but in no event later than ten (10) Business Days from the date of this Agreement, make its respective filing under the HSR Act and any other applications and filings as reasonably determined by Rubicon Project and Telaria under other applicable Antitrust Laws with respect to the transactions contemplated by this Agreement, as promptly as practicable, but in no event later than as required by Applicable Law. Neither Rubicon Project nor Telaria will withdraw any such filings or applications without the prior written consent of the other party.

(b)        In furtherance of the foregoing Section 6.3(a), the parties shall use reasonable best efforts to, and shall cooperate in good faith with one another to, identify any third party consents (or notices) under any Contracts that are necessary or desirable for the consummation of the Merger. Each of the parties shall use reasonable best efforts to obtain any such third-party consent (or deliver any such notices) in the event that the parties mutually agree to seek such consent; provided, however, without the prior written consent of the other party, neither Rubicon Project nor Telaria, nor any of their respective Subsidiaries or Affiliates, will grant or offer to grant any material accommodation or concession (financial or otherwise), or make any material payment, to any third party in connection with seeking or obtaining any such contractual consent. In addition, in connection with and without limiting the efforts referenced in Section 6.3(a), the parties shall jointly develop, and each of the parties shall consult and cooperate in all respects with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party, hereto in connection with proceedings under or relating to any Antitrust Law prior to their submission. Each of Rubicon Project and Telaria shall (i) furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any governmental filings, submissions or other documents, (ii) promptly inform the other of any such filing, submission or other document and of any communication with or from any Governmental Entity or any official, representative or staff thereof regarding the transactions contemplated by this Agreement, and permit the other to review and discuss in advance, and consider in good faith the views, and secure the participation, of the other in connection with any such filing, submission, document or communication and (iii) cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a Governmental Entity or any official, representative or staff thereof or in connection with any Action initiated by a Governmental Entity or private party, including promptly notifying the other party of any such investigation, inquiry or Action, and consulting in advance before making any presentations or submissions to a Governmental Entity or any official, representative or staff thereof, or, in connection with any Action initiated by a private party, to any other Person. In addition, each of Rubicon Project and Telaria shall promptly inform and consult with the other in advance of any meeting, conference or communication with any Governmental Entity or any official, representative or staff thereof, or, in connection with any Action by a private party, with any other Person, and to the extent not prohibited by Applicable Law or by the applicable Governmental Entity or other Person, not participate or attend any meeting or conference, or engage in any communication, with any Governmental Entity or any official, representative or staff thereof or such other Person in respect of the transactions contemplated by this Agreement without the other party unless it reasonably consults with the other party in advance and gives the other party a reasonable opportunity to attend and participate therein, and in the event one party is prohibited from, or unable to participate, attend or engage in, any such meeting, conference or communication, keep such party apprised with respect thereto. Each party shall furnish to the other copies of all filings, submissions, correspondence and communications between it and its affiliates and their respective Representatives, on the one hand, and any Governmental Entity or any official, representative or staff thereof (or any other Person in connection with any Action initiated by a private party), on the other hand, with respect to the transactions contemplated by this Agreement. Each party may, as it deems advisable and necessary, reasonably designate material provided to the other party as “Outside Counsel Only Material“ and also may reasonably redact the material as necessary to (A) remove personally or competitively sensitive information, (B) remove references concerning the valuation of a party and its Subsidiaries conducted in connection with the approval and adoption of this Agreement and the negotiations and investigations leading thereto, (C) comply with contractual arrangements, (D) prevent the loss of a legal privilege or (E) comply with Applicable Law.

(c) Each of the parties agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1, it shall not, and shall ensure that none of its Subsidiaries or controlled Affiliates shall, consummate, enter into any agreement providing for, or announce, any investment, acquisition, divestiture or other business combination (i) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement or (ii) involving any Person or business competitive with the businesses of the other party and its Subsidiaries.

Section 6.4. Indemnification, Exculpation and Insurance.

(a) Rubicon Project agrees that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of Telaria (the “D&O Indemnified Parties”) as provided in the Certificate of Incorporation of Telaria, the Bylaws of Telaria or any indemnification contract between such directors, officers or employees and Telaria (in each case, as in effect on the date of this Agreement or entered after the date of this Agreement in accordance with Section 5.1(a)) shall survive the Merger and shall continue in full force and effect, it being the intent of the parties that the D&O Indemnified Parties shall continue to be entitled to such exculpation and indemnification to the full extent of Applicable Law. For a period of six (6) years from the Effective Time, the Surviving Corporation shall, and Rubicon Project shall cause the Surviving Corporation to, maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the Certificate of Incorporation of Telaria and the Bylaws of Telaria as in effect immediately prior to the Effective Time with respect to acts or omissions occurring prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties; provided that all rights to indemnification in respect of any claim made for indemnification within such period shall continue until the disposition of such action or resolution of such claim. From and after the Effective Time, Rubicon Project shall guarantee and stand surety for, and shall cause the Surviving Corporation to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.4.

(b) Prior to the Effective Time, Telaria shall or, if Telaria is unable to, Rubicon Project shall cause the Surviving Corporation as of or after the Effective Time to, purchase a six (6)-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Telaria’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement), and Rubicon Project shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder; provided that Telaria shall not pay, and the Surviving Corporation shall not be required to pay, in excess of 300% of the last annual premium paid by Telaria prior to the date of this Agreement in respect of such “tail” policy. If Telaria or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies prior to, as of or after the Effective Time, Rubicon Project shall, for a period of six (6) years from the Effective Time, cause the Surviving Corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Telaria with respect to matters arising on or before the Effective Time; provided that, after the Effective Time, Rubicon Project shall not be required to pay in any one year a premium in excess of 300% of the last annual premium paid by Telaria prior to the date of this Agreement in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount.

(c) The covenants contained in this Section 6.4 are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and shall not be deemed exclusive of any other rights to which any such Person is entitled, whether pursuant to Applicable Law, contract or otherwise. The obligations set forth in this Section 6.4 may not be terminated, modified or amended in any manner that adversely affects any D&O Indemnified Party.

(d) In the event that Rubicon Project or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors or assigns of Rubicon Project or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.4. The obligations of the Surviving Corporation and Rubicon Project pursuant to this Section 6.4 shall be joint and several.

Section 6.5. Fees and Expenses. Except as set forth in this Section 6.5 and in Section 8.2, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of Rubicon Project and Telaria shall bear and pay one-half of the costs and expenses (other than the fees and expenses of each party’s attorneys and accountants, which shall be borne by the party incurring such expenses) incurred by the parties in connection with (a) the filing, printing and mailing of the Form S-4 and the Joint Proxy Statement (including SEC filing fees) and (b) the filings of the premerger notification and report forms under the HSR Act and similar laws of other jurisdictions (including filing fees).

Section 6.6. Public Announcements. Telaria and Rubicon Project shall consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, the first sentence of this Section 6.6 shall not apply to (a) any press release or public statement required by Applicable Law or any listing agreement with any national securities exchange, provided that the party making the release or statement has used its reasonable best efforts to consult with the other party, (b) a Telaria Recommendation Change (or any responses thereto) or Rubicon Project Recommendation Change (or any responses thereto), (c) any press release or public statement containing content with respect to this Agreement or the transactions contemplated hereby substantially consistent with content included in any press release or public statement that has been previously consented to by the other party or otherwise exempted from this Section 6.6 and (d) any disclosure of information concerning this Agreement in connection with litigation between the parties regarding this Agreement.

Section 6.7. NYSE Listing. Rubicon Project shall use reasonable best efforts to cause the Rubicon Project Common Stock issuable under Article III to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 6.8. Merger Tax Opinions. From and after the date of this Agreement and until the Effective Time, Telaria, on the one hand, and Rubicon Project, on the other hand, shall cooperate with each other and shall use their respective reasonable best efforts to obtain, a written opinion of Cooley LLP (or other nationally recognized tax counsel reasonably acceptable to Telaria and Rubicon Project, it being agreed that Gibson, Dunn & Crutcher LLP is mutually acceptable to Telaria and Rubicon Project for such purpose; provided, that only the counsel actually delivering such opinion shall have any responsibility or liability therefor) (“Telaria Tax Counsel”), in the case of Telaria, and a written opinion of Gibson, Dunn & Crutcher LLP (or other nationally recognized tax counsel reasonably acceptable to Rubicon Project and Telaria, it being agreed that Cooley LLP is mutually acceptable to Rubicon Project and Telaria for such purpose; provided, that only the counsel actually delivering such opinion shall have any responsibility or liability therefor) (“Rubicon Project Tax Counsel”), in the case of Rubicon Project, in form and substance reasonably satisfactory to Telaria and Rubicon Project, respectively (each such opinion, a “Merger Tax Opinion”), dated as of the Closing Date, to the effect that, on the basis of customary representations, assumptions and undertakings set forth or referred to in such opinion and in the related Merger Tax Representation Letters, the Merger will qualify for the Intended Tax-Free Treatment. Each of Telaria, Rubicon Project, and Merger Sub shall deliver to Telaria Tax Counsel and Rubicon Project Tax Counsel for purposes of the Merger Tax Opinions customary representations, assumptions and undertakings, reasonably satisfactory in form and substance to Telaria Tax Counsel and Rubicon Project Tax Counsel (the “Merger Tax Representation Letters”). Telaria and Rubicon Project each agrees (a) not to, and to not permit any of its Subsidiaries to, take or cause to be taken any action on or before the Effective Time that would reasonably be expected to disqualify the Merger for the Intended Tax-Free Treatment or otherwise prevent Telaria Tax Counsel or Rubicon Project Tax Counsel, respectively, from issuing the Merger Tax Opinion, and (b) promptly notify the other party if, before the Effective Time, (i) it knows or has reason to believe that it is no longer able to obtain the Merger Tax Opinion from Telaria Tax Counsel or Rubicon Project Tax Counsel, respectively, or (ii) the terms of this Agreement would need to be amended in order to facilitate receipt of such opinion.

Section 6.9. Takeover Statutes. If any antitakeover or similar statute or regulation is or may become applicable to the transactions contemplated by this Agreement, each of the parties hereto and its respective Board of Directors shall (a) grant such approvals and take all such actions as are legally permissible so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise act to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 6.10. Conveyance Taxes. Telaria and Rubicon Project shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar Taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

Section 6.11. Employee Benefits.

(a) In order to further an orderly transition and integration, Telaria and Rubicon Project shall cooperate in good faith in reviewing, evaluating and analyzing the Rubicon Project Benefit Plans and/or Telaria Benefit Plans with a view towards developing appropriate new benefit plans, or selecting the Rubicon Project Benefit Plans or Telaria Benefit Plans, as applicable, that will apply with respect to employees of Rubicon Project and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) after the Effective Time (collectively, the “New Benefit Plans”), which New Benefit Plans will, to the extent permitted by Applicable Law, and among other things, (i) treat similarly situated employees of Rubicon Project and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (ii) not discriminate between employees who were covered by Rubicon Project Benefit Plans, on the one hand, and those covered by Telaria Benefit Plans, on the other hand, at the Effective Time.

(b) For purposes of eligibility, participation, vesting and benefit accrual (except (i) for purposes of benefit accrual under any defined benefit pension plan, (ii) to the extent that such credit would result in a duplication of benefits, or (iii) under any plan that is grandfathered or frozen) under the Rubicon Project Benefit Plans, Telaria Benefit Plans and the New Benefit Plans, service with or credited by Rubicon Project, Telaria or any of their respective Subsidiaries or predecessors for continuing employees of Telaria and its Subsidiaries or continuing employees of Rubicon Project or its Subsidiaries shall be treated as service with Rubicon Project to the same extent that such service was taken into account under the analogous Telaria Benefit Plan or Rubicon Project Benefit Plan prior to the Effective Time. With respect to any Telaria Benefit Plan, Rubicon Project Benefit Plan or New Benefit Plan in which any employees of Rubicon Project or Telaria (or their Subsidiaries) prior to the Effective Time first become eligible to participate on or after the Effective Time, and in which such employees did not participate prior to the Effective Time, Rubicon Project shall use commercially reasonable efforts to: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Rubicon Project Benefit Plan or Telaria Benefit Plan, as the case may be, and (ii) provide each such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the Effective Time (or, if later, prior to the time such employee commenced participation in the New Benefit Plan) under a Rubicon Project Benefit Plan or Telaria Benefit Plan (to the same extent that such credit was given under the analogous Telaria or Rubicon Project Benefit Plan) in satisfying any applicable deductible or out-of-pocket requirements under any Telaria Benefit Plan, Rubicon Project Benefit Plan or New Benefit Plan in which such employee first become eligible to participate after the Effective Time.

(c) If requested by Rubicon Project no later than five (5) Business Days before the Closing Date, Telaria shall terminate, effective as of the day immediately preceding the date Telaria becomes a member of the same controlled group of corporations (as defined in Section 414(b) of the Code) as Rubicon Project, any and all 401(k) plans maintained by Telaria or any of its Subsidiaries. Telaria shall provide Rubicon Project evidence that the 401(k) plan(s) of Telaria and its Subsidiaries have been terminated pursuant to resolutions of the Telaria Board of Directors or the board of directors of its Subsidiaries, as applicable. The form and substance of such resolutions shall be subject to review and approval of Rubicon Project, which shall not be unreasonably withheld. Telaria shall also take such other actions in furtherance of terminating any such 401(k) Plans as Rubicon Project may reasonably request.

(d) Rubicon Project shall take (or cause to be taken) the actions set forth on Section 6.11(d) of the Rubicon Project Disclosure Letter.

(e) Without limitation to the agreements set forth in Section 2.1 or Section 6.11(d): (i) nothing in this Agreement shall confer upon any employee, officer, director or consultant of Rubicon Project or Telaria or any of their Subsidiaries or Affiliates any right to continue in the employ or service of the Surviving Corporation, Telaria, Rubicon Project or any Subsidiary or Affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Telaria, Rubicon Project or any Subsidiary or Affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Rubicon Project or Telaria or any of their Subsidiaries or Affiliates at any time for any reason whatsoever, with or without cause; and (ii) nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Telaria Benefit Plan, Rubicon Project Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or Affiliates to amend, modify or terminate any particular Telaria Benefit Plan, Rubicon Project Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.6, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, including any current or former employee, officer, director or consultant of Rubicon Project or Telaria or any of their Subsidiaries or Affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including but not limited to the provisions of this Section 6.11.

Section 6.12. Section 16(b) Matters. Telaria and Rubicon Project shall each take all such steps as are considered to be necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of Telaria (including derivative securities) or acquisitions of equity securities of Rubicon Project (including derivative securities) in connection herewith by any individual who (a) is a director or officer of Telaria or (b) at the Effective Time will become a director or officer of Rubicon Project, in each case to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.13. Certain Litigation. Each party shall promptly advise the other of any litigation commenced after the date hereof against such party or any of its directors or officers (in their capacity as such) by any stockholders of such party (on their own behalf or on behalf of such party) relating to this Agreement or the transactions contemplated hereby, and shall keep the other parties reasonably informed regarding any such litigation. Such party shall give the other parties the opportunity to participate in the defense or settlement of any such stockholder litigation, and no such settlement shall be agreed to without the other party’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed). In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 6.13 and Section 5.1 or Section 6.3, the provisions of this Section 6.13 shall control.

Section 6.14. Stock Exchange Delisting; Deregistration. Prior to the Effective Time, Telaria shall use its reasonable best efforts to facilitate the commencement of the delisting of Telaria and of the shares of Telaria Common Stock from the NYSE as promptly as practicable after the Effective Time. Prior to the Effective Time, Telaria shall not voluntarily delist the Telaria Common Stock from the NYSE.

Section 6.15. Merger Sub Actions. Promptly following the execution of this Agreement, Rubicon Project shall take all action necessary to cause this Agreement and the Merger to be adopted by the sole stockholder of Merger Sub. Rubicon Project shall cause Merger Sub to comply with its obligations under this Agreement.

Article VII
CONDITIONS PRECEDENT

Section 7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction, or waiver in whole or in part (to the extent permitted by Applicable Law), on or prior to the Closing Date of the following conditions:

(a) Stockholder Approvals. Each of the Telaria Stockholder Approval and the Rubicon Project Stockholder Approval shall have been obtained.

(b) HSR Act. Any applicable waiting period (and any extension thereof) under the HSR Act relating to the consummation of the Merger shall have expired or early termination thereof shall have been granted.

(c) Other Approvals. Any authorization or consent from a Governmental Entity required to be obtained with respect to the Merger under any Antitrust Law as set forth on Section 7.1(c) of the Rubicon Project Disclosure Letter shall have been obtained and shall remain in full force and effect.

(d) No Injunctions or Restraints. No Governmental Entity of competent jurisdiction shall have issued or entered any permanent or preliminary Order after the date of this Agreement, and no Applicable Law shall have been enacted or promulgated after the date of this Agreement, in each case, that (whether temporary or permanent) is then in effect and has the effect of enjoining or otherwise prohibiting the consummation of the Merger.

(e) Registration Statement. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or any Actions by the SEC seeking a stop order.

(f) Stock Exchange Listing. The shares of Rubicon Project Common Stock to be issued in the Rubicon Project Share Issuance shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 7.2. Conditions to Obligations of Rubicon Project. The obligation of Rubicon Project to effect the Merger is further subject to satisfaction, or waiver in whole or in part (to the extent permitted by Applicable Law), of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Telaria contained in Section 4.1(a), Section 4.1(b)(i), Section 4.1(c)(iii) and Section 4.1(v) shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties, shall be true and correct in all material respects as of such date), (ii) the representations and warranties of Telaria contained in Section 4.1(c)(i) and Section 4.1(c)(ii) shall be true and correct in all respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties, shall be true and correct in all respects as of such date), except for any inaccuracies that, individually and in the aggregate, are immaterial, (iii) the representations and warranties of Telaria contained in Section 4.1(g)(ii) shall be true and correct in all respects as of the Closing Date as though made on the Closing Date and (iv) each of the representations and warranties of Telaria contained in this Agreement (other than those contained in the sections set forth in the preceding clauses (i), (ii) and (iii)) (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or any similar qualification set forth therein) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct as of such date), except where the failure to be so true and correct does not, and would not reasonably be expected to, individually and in the aggregate, have a Material Adverse Effect on Telaria.

(b) Performance of Obligations of Telaria. Telaria shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. Rubicon Project shall have received an officer’s certificate duly executed by the Chief Executive Officer or the Chief Financial Officer of Telaria to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) Merger Tax Opinion. Rubicon Project shall have received the Merger Tax Opinion from Rubicon Project Tax Counsel, and such opinion shall not have been withdrawn or adversely modified.

Section 7.3. Conditions to Obligations of Telaria. The obligation of Telaria to effect the Merger is further subject to satisfaction, or waiver in whole or in part (to the extent permitted by Applicable Law), of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Rubicon Project contained in Section 4.2(a), Section 4.2(b)(i), Section 4.2(c)(iii) and Section 4.2(v) shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties, shall be true and correct in all material respects as of such date), (ii) the representations and warranties of Rubicon Project contained in Section 4.2(c)(i) and Section 4.2(c)(ii) shall be true and correct in all respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties, shall be true and correct in all respects as of such date), except for any inaccuracies that, individually and in the aggregate, are immaterial, (iii) the representations and warranties of Rubicon Project contained in Section 4.2(g)(ii) shall be true and correct in all respects as of the Closing Date as though made on the Closing Date and (iv) each of the representations and warranties of Rubicon Project contained in this Agreement (other than those contained in the sections set forth in the preceding clauses (i), (ii) and (iii)) (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or any similar qualification set forth therein) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct as of such date), except where the failure to be so true and correct does not, and would not reasonably be expected to, individually and in the aggregate, have a Material Adverse Effect on Rubicon Project.

(b) Performance of Obligations of Rubicon Project. Rubicon Project shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. Telaria shall have received an officer’s certificate duly executed by the Chief Executive Officer or the Chief Financial Officer of Rubicon Project to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d) Merger Tax Opinion. Telaria shall have received the Merger Tax Opinion from Telaria Tax Counsel, and such opinion shall not have been withdrawn or adversely modified.

Article VIII
TERMINATION, AMENDMENT AND WAIVER

Section 8.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, and whether before or (except in the case of Section 8.1(e) or Section 8.1(f)) after the Telaria Stockholder Approval or the Rubicon Project Stockholder Approval:

(a) by mutual written consent of Telaria and Rubicon Project;

(b) by either Telaria or Rubicon Project, if:

(i) the Merger shall not have been consummated by June 30, 2020 (the “Outside Date”); provided, that in the event that the SEC has not declared effective under the Securities Act the Form S-4 by May 1, 2020, then the Outside Date shall automatically be extended, without the need for any action by Telaria, Rubicon Project or Merger Sub, to August 31, 2020 (and any reference to the Outside Date in this Agreement shall be deemed to be August 31, 2020); provided, further, the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if a material breach by such party of any of its obligations under this Agreement has been the principal cause of or principally resulted in the failure of the Closing to have occurred on or before the Outside Date;

(ii) the Telaria Stockholder Approval shall not have been obtained upon a vote taken thereon at the Telaria Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(iii) the Rubicon Project Stockholder Approval shall not have been obtained upon a vote taken thereon at the Rubicon Project Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(iv) (A) prior to the Effective Time, any Governmental Entity of competent jurisdiction shall have issued or entered any Order after the date of this Agreement or any Applicable Law shall have been enacted or promulgated after the date of this Agreement that has the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, and in the case of such an Order, such Order shall have become final and non-appealable, or (B) any expiration, termination, authorization or consent from a Governmental Entity required to be obtained pursuant to Section 7.1(b) or Section 7.1(c) shall have been denied and such denial shall have become final and non-appealable; provided, that the right to terminate this Agreement under this Section 8.1(b)(iv) shall not be available to a party if such party has failed to comply with its obligations under Section 6.3 in any material respect;

(c) by Rubicon Project (provided that Rubicon Project is not then in breach of any representation, warranty, covenant or other agreement contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b)), if Telaria shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (ii) is incapable of being cured by Telaria or is not cured within thirty (30) days of written notice thereof from Rubicon Project;

(d) by Telaria (provided that Telaria is not then in breach of any representation, warranty, covenant or other agreement contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b)), if Rubicon Project shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (ii) is incapable of being cured by Rubicon Project or is not cured within thirty (30) days of written notice thereof from Telaria;

(e) by Rubicon Project, at any time prior to the Telaria Stockholders Meeting, if a Rubicon Project Triggering Event shall have occurred; and

(f) by Telaria, at any time prior to the Rubicon Project Stockholders Meeting, if a Telaria Triggering Event shall have occurred.

Section 8.2. Effect of Termination.

(a) In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void, and there shall be no liability or obligation on the part of any of the parties, except (i) the provisions of this Section 8.2, Section 6.5, Section 6.6, and Article IX shall survive any such termination of this Agreement and no such termination shall relieve either party from any liability or obligation under such provisions and (ii) nothing contained herein shall relieve any party from liability for any Willful Breach hereof or actual fraud (as defined under the laws of the State of Delaware).

(b) If this Agreement is terminated:

(i) by Rubicon Project pursuant to Section 8.1(e) or by either Rubicon Project or Telaria pursuant to Section 8.1(b)(ii) at a time when Rubicon Project would have been entitled to terminate this Agreement pursuant to Section 8.1(e); or

(ii) (A) by Rubicon Project or Telaria (if, but only if, Rubicon Project had the right to terminate this Agreement pursuant to Section 8.1(b)(i) at such time) pursuant to Section 8.1(b)(i) (if the Telaria Stockholders Meeting has not been held by the Outside Date) or by Rubicon Project or Telaria pursuant to Section 8.1(b)(ii), or by Rubicon Project pursuant to Section 8.1(c) as a result of a breach of Telaria’s covenants set forth in Section 5.1, Section 5.2, Section 6.1, Section 6.3, Section 6.9 or Section 6.13, (B) at or prior to the time this Agreement is terminated, in the case of a termination pursuant to Section 8.1(b)(i), at or prior to the Telaria Stockholders Meeting, in the case of a termination pursuant to Section 8.1(b)(ii), or at or prior to the time of such breach by Telaria, in the case of a termination pursuant to Section 8.1(c), there shall have been publicly made to the stockholders of Telaria generally or shall otherwise have become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make, or in the case of a termination pursuant to Section 8.1(c), there shall otherwise have been made known to the Board of Directors of Telaria, an offer or proposal for a Telaria Alternative Transaction, which shall not have been withdrawn (and not re-proposed thereafter without a subsequent withdrawal) at or prior to the time this Agreement is terminated, in the case of a termination pursuant to Section 8.1(b)(i), at or prior to the Telaria Stockholders Meeting, in the case of a termination pursuant to Section 8.1(b)(ii), or at or prior to the time of such breach, in the case of a termination pursuant to Section 8.1(c), and (C) within twelve (12) months of termination of this Agreement, Telaria or its Subsidiaries enters into a definitive agreement with any Telaria Third Party with respect to any Telaria Alternative Transaction or any Telaria Alternative Transaction is consummated; then Telaria shall pay to Rubicon Project, not later than, in the case of clause (i), the date of termination of this Agreement, and in the case of clause (ii), two (2) Business Days after the earlier of the date the agreement with respect to the Telaria Alternative Transaction is entered into and the date the Telaria Alternative Transaction is consummated, a termination fee of $13,700,000 (the “Telaria Termination Fee”); provided, that for purposes of this Section 8.2(b), the term Telaria Alternative Transaction shall have the meaning assigned to the term in Section 5.2(a), except that all references to “20%” shall be deemed replaced with “50%”.

(c) If this Agreement is terminated:

(i) by Telaria pursuant to Section 8.1(f) or by either Telaria or Rubicon Project pursuant to Section 8.1(b)(iii) at a time when Telaria would have been entitled to terminate this Agreement pursuant to Section 8.1(f); or

(ii) (A) by Telaria or Rubicon Project (if, but only if, Telaria had the right to terminate this Agreement pursuant to Section 8.1(b)(i) at such time) pursuant to Section 8.1(b)(i) (if the Rubicon Project Stockholders Meeting has not been held by the Outside Date) or by Telaria or Rubicon Project pursuant to Section 8.1(b)(iii), or by Telaria pursuant to Section 8.1(d) as a result of a breach of Rubicon Project’s covenants set forth in Section 5.1, Section 5.3, Section 6.1, Section 6.3, Section 6.9, Section 6.13 or Section 6.15, (B) at or prior to the time this Agreement is terminated, in the case of a termination pursuant to Section 8.1(b)(i), at or prior to the Rubicon Project Stockholders Meeting, in the case of a termination pursuant to Section 8.1(b)(iii), or at or prior to the time of such breach by Rubicon Project, in the case of a termination pursuant to Section 8.1(d), there shall have been publicly made to the stockholders of Rubicon Project generally or shall otherwise have become publicly known or any

Person shall have publicly announced an intention (whether or not conditional) to make, or in the case of a termination pursuant to Section 8.1(d), there shall otherwise have been made known to the Board of Directors of Rubicon Project, an offer or proposal for a Rubicon Project Alternative Transaction, which shall not have been withdrawn (and not re-proposed thereafter without a subsequent withdrawal) at or prior to the time this Agreement is terminated, in the case of a termination pursuant to Section 8.1(b)(i), at or prior to the Rubicon Project Stockholders Meeting, in the case of a termination pursuant to Section 8.1(b)(iii), or the time of such breach, in the case of a termination pursuant to Section 8.1(d) and (C) within twelve (12) months of termination of this Agreement, Rubicon Project or its Subsidiaries enters into a definitive agreement with any Rubicon Project Third Party with respect to any Rubicon Project Alternative Transaction or any Rubicon Project Alternative Transaction is consummated; then Rubicon Project shall pay to Telaria, not later than, in the case of clause (i), the date of termination of this Agreement, and in the case of clause (ii), two (2) Business Days after the earlier of the date the agreement with respect to the Rubicon Project Alternative Transaction is entered into and the date the Rubicon Project Alternative Transaction is consummated, a termination fee of $16,000,000 (the “Rubicon Project Termination Fee”); provided that, for purposes of this Section 8.2(c), the term Rubicon Project Alternative Transaction shall have the meaning assigned to the term in Section 5.3(a), except that all references to “20%” shall be deemed replaced with “50%”.

(d) Any Telaria Termination Fee or Rubicon Project Termination Fee payable under Section 8.2(b) or Section 8.2(c) shall be payable in immediately available funds no later than the applicable date set forth therein. If a party fails to promptly pay to the other party any fee due under such Section 8.2(b) or Section 8.2(c), the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment.

(e) Each party agrees that notwithstanding anything in this Agreement to the contrary (other than with respect to (x) any claims under the Confidentiality Agreement or (y) claims for, or arising out of or in connection with a Willful Breach hereunder or actual fraud (as defined under the laws of the State of Delaware)), in the event that any Telaria Termination Fee or Rubicon Project Termination Fee is paid to a party in circumstances in which such fee is payable in accordance with this Section 8.2, (i) the payment of such Telaria Termination Fee or Rubicon Project Termination Fee shall be the sole and exclusive remedy of such party, its Subsidiaries, stockholders, Affiliates, officers, directors, employees and Representatives against the other party or any of its Representatives or Affiliates for, and (ii) in no event will the party being paid any Telaria Termination Fee or Rubicon Project Termination Fee or any other such Person seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, in each case of clause (i) and (ii), (A) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (iii) no party nor any affiliates or Representatives of any party shall have any further liability or obligation to the other party relating to or arising out of this Agreement or the transactions contemplated hereby. In no event shall any party be required to pay a Telaria Termination Fee or Rubicon Project Termination Fee, as applicable, on more than one occasion.

Section 8.3. Amendment. Subject to compliance with Applicable Law, this Agreement may be amended by the parties hereto at any time before or after the Telaria Stockholder Approval or the Rubicon Project Stockholder Approval; provided that any amendment of this Agreement that requires approval by the stockholders of Telaria or approval by the stockholders of Rubicon Project under Applicable Law shall be subject to such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective Boards of Directors or a duly authorized committee thereof.

Section 8.4. Extension; Waiver. At any time prior to the Effective Time, a party may, subject to the proviso of Section 8.3 (and for this purpose treating any waiver referred to below as an amendment), (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance by the other party with any of the agreements or conditions for the benefit of such party contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by Telaria or Rubicon Project shall require the approval of the stockholders of Telaria or Rubicon Project, respectively, unless such approval is required by Applicable Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 8.4 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Article IX
GENERAL PROVISIONS

Section 9.1. Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties that, by its terms, contemplates performance after the Effective Time.

Section 9.2. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if (i) delivered personally or (ii) delivered by electronic mail or sent by nationally-recognized overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Rubicon Project or Merger Sub to:

The Rubicon Project, Inc.

12181 Bluff Creek Drive, 4th Floor

Playa Vista, California 90094

Attention:General Counsel

Email:legal@rubiconproject.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

Attention:Bradford P. Weirick

Email:bweirick@gibsondunn.com

(b) if to Telaria, to:

Telaria, Inc.

222 Broadway, 16th Floor

New York, New York 10038

Attention:Aaron Saltz, General Counsel

Email:asaltz@telaria.com

with a copy (which shall not constitute notice) to:

Cooley LLP

500 Boylston Street, 14th Floor

Boston, Massachusetts 02116-3736

Attention:Miguel J. Vega

Peyton Worley

Ian Nussbaum

Email:mvega@cooley.com

pworley@cooley.com

inussbaum@cooley.com

Section 9.3. Definitions. For purposes of this Agreement:

(a) “Affiliate” means, with respect to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control“ means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise;

(b) “Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. Travel Act, the U.K. Bribery Act 2010, laws promulgated in accordance with the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any other Applicable Law relating to anti-corruption or anti-bribery;

(c) “Business Day” means any day other than a Saturday, Sunday or federal holiday, or a day on which banks in New York, New York are authorized or obligated by law to close;

(d) “Environmental Laws” means all Applicable Laws relating to pollution or protection of the environment, natural resources, including natural resource damages, or, as it relates to exposure to Hazardous Materials, human health and safety, including Applicable Laws relating to Releases of, or exposure to, Hazardous Materials, and to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials;

(e) “ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended;

(f) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA;

(g) “Hazardous Materials” means any material, substance, chemical or waste (or combination thereof) that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, a per- or polyfluoroalkyl substance, petroleum, oil, asbestos, or words of similar meaning or effect under any Applicable Law relating to pollution, waste, the environment, health, safety, or natural resources;

(h) “Intellectual Property” means intellectual property rights arising from or associated with the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (i) trade names, trademarks and service marks (registered and unregistered), domain names, trade dress rights, and applications (including intent to use applications and similar reservations of marks and all goodwill associated therewith) to register any of the foregoing (collectively, “Marks”); (ii) patents, utility models and any statutory rights with respect to the protection of inventions, and all applications for any of the foregoing (collectively, “Patents”); (iii) copyrights (registered and unregistered) and applications for registration (collectively, “Copyrights”); (iv) trade secrets, know-how, inventions, methods, processes and processing instructions, technical data, specifications, research and development information, technology including rights and licenses, product roadmaps, customer lists and any other information, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being known to other persons who can obtain economic value from its disclosure or use, excluding any Copyrights or Patents that may cover or protect any of the foregoing (collectively, “Trade Secrets”); and (v) to the extent protectable under law, moral rights, publicity rights, database rights and any other proprietary or intellectual property rights of any kind or nature;

(i) “Intended Tax-Free Treatment” means the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code;

(j) “International Trade Laws” means all Applicable Laws relating to export controls, imports, customs, sanctions, and anti-boycott measures , including the laws and regulations administered or enforced by the U.S. Department of Commerce, U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”), U.S. International Trade Commission, U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, and their predecessor or successor agencies.

(k) “IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and other information technology equipment or systems;

(l) “Knowledge” means, with respect to Rubicon Project or Telaria, as applicable, the actual knowledge of Rubicon Project’s or Telaria’s, as applicable, Chief Executive Officer, Chief Financial Officer, General Counsel and Chief Human Resources Officer (or equivalent officer) after having made reasonable inquiry of those employees of Rubicon Project (and its respective Subsidiaries) or Telaria (and its respective Subsidiaries), as applicable, primarily responsible for such matters;

(m) “Material Adverse Effect” on Telaria or Rubicon Project means any change, event, occurrence or development (each, a “Change”) that has had, or would reasonably be expected to have, individually or in the aggregate with all other Changes, a material adverse effect on the business, financial condition or results of operations of Telaria and its Subsidiaries, taken as a whole, or Rubicon Project and its Subsidiaries (without giving effect to the Merger), taken as a whole, respectively, excluding any Change to the extent that it results from or arises out of (i) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, (ii) any failure, in and of itself, by Telaria or Rubicon Project, respectively, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be, a Material Adverse Effect on Telaria or Rubicon Project, respectively, unless otherwise excluded in this definition of “Material Adverse Effect”), (iii) the execution and delivery of this Agreement, the identity of Telaria (in the case of Rubicon Project) or

Rubicon Project (in the case of a Telaria) or the public announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement, including any litigation resulting or arising therefrom or with respect thereto or the impact thereof on the relationships of Telaria or Rubicon Project, respectively, and its Subsidiaries, with employees, customers, suppliers, partners or financing sources (except that this clause (iii) shall not apply with respect to the representations or warranties in Section 4.1(b)(ii) and Section 4.1(b)(iii), in the case of Telaria, and Section 4.2(b)(ii) and Section 4.2(b)(iii), in the case of Rubicon Project, to the extent that such representations and warranties address the consequences of the execution and delivery, or the public announcement or pendency of, this Agreement), or compliance with or performance of this Agreement, (iv) any change, in and of itself, in the market price or trading volume of the securities of Telaria or Rubicon Project, respectively (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Material Adverse Effect on Telaria or Rubicon Project, respectively, unless otherwise excluded in this definition of “Material Adverse Effect”), (v) any change in Applicable Law or GAAP (or authoritative interpretation thereof), (vi) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, or any trade wars or sanctions, (vii) any hurricane, tornado, flood, earthquake or other natural disaster, (viii) any changes, including in credit ratings or credit outlook, generally affecting the industries in which Telaria or Rubicon Project operates, (ix) any action required by, or agreed to in writing by the parties in connection with, Section 6.3 of this Agreement or (x) any action or omission consented to or approved in writing by the other party or otherwise expressly required by this Agreement; provided, that the exclusions in clauses (i), (v), (vi), (vii) and (viii) shall not apply to the extent the Changes set forth therein have a disproportionate impact on Telaria and its Subsidiaries, or Rubicon Project and its Subsidiaries (without giving effect to the Merger), as applicable, relative to other participants in the industries in which Telaria and its Subsidiaries, or Rubicon Project and its Subsidiaries (without giving effect to the Merger), respectively, operate;

(n) “Multiemployer Plan” means any plan that is a multiemployer plan, as defined in Section 3(37) or 4001(a)(3) of ERISA;

(o) “Multiple Employer Plan” means any plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA;

(p) “Order” means an injunction or other decree, order, judgment, writ, stipulation or award.

(q) “Permitted Liens” means all liens, charges, encumbrances, mortgages, deeds of trust and security agreements disclosed in any Telaria Filed SEC Documents or Rubicon Project Filed SEC Documents, as the case may be, together with the following (without duplication): (i) Liens imposed by Applicable Law, such as and mechanics and materialmen Liens, in each case for sums not yet overdue for a period or more than thirty (30) days or being contested in good faith by appropriate proceedings or such other Liens arising out of judgments or awards against Telaria or Rubicon Project, as the case may be, with respect to which Telaria or Rubicon Project, respectively, shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of Telaria or Rubicon Project, as the case may be, in accordance with GAAP; (ii) Liens for Taxes, assessments or other governmental charges not yet overdue for a period of more than thirty (30) days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of Telaria or Rubicon Project, as the case may be, in accordance with GAAP; (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Entities; (iv) covenants, conditions, restrictions, easements, rights-of-way, encroachments and other similar matters affecting title to any real property that does not materially impair the occupancy or use of such real property; (v) Liens that, individually and in the aggregate, (A) are not substantial in character, amount or extent in relation to the applicable real property and (B) do not materially and adversely impact the current or contemplated use, utility or value of any such property or otherwise materially and adversely impair the present or contemplated business operations thereon; (vi) Liens arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation; (vii) purchase money Liens and Liens securing rental payments under capital lease arrangements entered into in the ordinary course of business; (viii) leases, subleases, licenses and occupancy agreements by Telaria or Rubicon Project, as the case may be, as landlord, sublandlord or licensor; (ix) with respect to leased property, all liens, charges and encumbrances existing on the date of the applicable lease, and all mortgages and deeds of trust now or hereafter placed on the leased property by the third-party landlord; (x) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business consistent with past practice; (xi) Liens securing judgments for the payment of money (provided that an appropriate Action has been commenced in connection with such judgment); and (xii) non-exclusive licenses granted to third parties in the ordinary course of business.

(r) “Person” means a natural person, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

(s) “Personal Data” means any information about an identifiable individual that alone or in combination with other information could be used to identify an individual, and includes information that is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any Applicable Law;

(t) “Release” means any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment, including the atmosphere, soil, surface water, groundwater, drinking water supply, or property;

(u) “Rubicon Project Benefit Plan” means each employee or director compensation or benefit plan, program, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock or stock-based, severance, retention, employment, change in control or fringe benefit plan, program, arrangement or agreement that is or has within the six (6) years preceding the date of this Agreement been sponsored, maintained or contributed to by Rubicon Project or any of its Subsidiaries or which Rubicon Project or any of its Subsidiaries is obligated to sponsor, maintain or contribute to, or as to which Rubicon Project or any of its Subsidiaries has any liability;

(v) “Rubicon Project Equity Awards” means the Rubicon Project Options, the Rubicon Project RSU Awards, and the Rubicon Project PSU Awards;

(w) “Rubicon Project PSU Award” an award of performance-based vesting restricted stock units relating to Rubicon Project Common Stock;

(x) “Rubicon Project Restricted Stock Award” means an award of restricted shares of Rubicon Project Common Stock;

(y) “Rubicon Project RSU Award” an award of time-based vesting restricted stock units relating to Rubicon Project Common Stock;

(z) “Rubicon Project Stock Option” means a compensatory option to purchase shares of Rubicon Project Common Stock;

(aa) “Rubicon Project Triggering Event” means (i) the Board of Directors of Telaria or any committee thereof shall have made a Telaria Recommendation Change or (ii) there has been a Willful Breach by Telaria of any of the provisions set forth in Section 5.2 or Section 6.1;

(bb) “Sanctioned Person” means (i) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom, or any European Union member state, (ii) any Person located, organized or resident in a country or territory which, at the applicable time, is the subject or target of comprehensive Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea, Sudan and Syria) or (iii) any Person 50% or more owned or otherwise controlled by any such Person or Persons described in the foregoing clauses (i) and (ii);

(cc) “Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government through OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or any European Union member state, Her Majesty’s Treasury of the United Kingdom;

(dd) “SEC” means the United States Securities and Exchange Commission.

(ee) “Subsidiary” means, with respect to any Person, any Person with respect to which such first Person directly or indirectly owns or purports to own, beneficially or of record, (i) an amount of voting securities or other interests in such second Person that is sufficient to enable such first Person to elect at least a majority of the members of such second Person’s board of directors or comparable governing body or (ii) at least 50% of the outstanding equity, voting or financial interests in such second Person;

(ff) “Tax Return” means any returns, declarations, statements, claim for refund, election, estimate, reports, forms and information returns and any schedules or amendments thereto relating to Taxes (including the Report of Foreign Bank and Financial Accounts);

(gg) “Taxes” or “Tax” means all taxes, charges, levies or other like assessments in the nature of a tax imposed by any governmental authority, including any income, gross receipts, license, severance, occupation, premium, environmental (including taxes under former Code Section 59A), customs, duties, profits, disability, alternative or add-on minimum, estimated, withholding, payroll, employment, unemployment insurance, social security (or similar), excise, sales, use, value-added, occupancy, franchise, real property, personal property, business and occupation, mercantile, windfall profits, capital stock, stamp, transfer, workmen’s compensation or other taxes, charges, levies or other like assessments in the nature of a tax, together with any interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity, whether disputed or not;

(hh) “Taxing Authority” means any Governmental Entity responsible for the administration or collection of any Taxes;

(ii) “Telaria Benefit Plan” means each employee or director compensation or benefit plan, program, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock or stock-based, severance, retention, employment, change in control or fringe benefit plan, program, arrangement or agreement that is or has within the six (6) years preceding the date of this Agreement been sponsored, maintained or contributed to by Telaria or any of its Subsidiaries or which Telaria or any of its Subsidiaries is obligated to sponsor, maintain or contribute to, or as to which Telaria or any of its Subsidiaries has any liability;

(jj) “Telaria Credit Facility” means that certain Amended and Restated Loan and Security Agreement by and between Telaria and Silicon Valley Bank, dated as of January 27, 2017, as amended by that certain First Amendment to the Amended and Restated Loan and Security Agreement, dated January 26, 2018, and that certain Second Amendment to the Amended and Restated Loan and Security Agreement, dated November 7, 2018;

(kk) “Telaria Equity Incentive Plans” means the Telaria 2013 Equity Incentive Plan, as amended, the Tremor Media, Inc. 2008 Stock Plan, as amended, and the ScanScout, Inc. 2009 Equity Incentive Plan, as amended.

(ll) “Telaria Triggering Event” means (i) the Board of Directors of Rubicon Project or any committee thereof shall have made a Rubicon Project Recommendation Change or (ii) there has been a Willful Breach by Rubicon Project of any of the provisions set forth in Section 5.3 or Section 6.1; and

(mm) “Willful Breach” means a material breach or failure to perform that is the consequence of an act or omission of a party with the knowledge that such act or omission would cause a material breach of this Agreement.

Section 9.4. Interpretation.

(a) When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive and shall be deemed to be “and/or.” The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined, or except as otherwise expressly provided, therein. Words in this Agreement describing the singular number shall be deemed to include the plural and vice versa, and words in this Agreement denoting any gender shall be deemed to include all genders. Any statute defined or referred to herein or in any agreement or instrument that is referred to herein shall mean such statute as from time to time amended, unless otherwise specifically indicated. References to a Person are also to its permitted successors and permitted assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.

(b) Except with respect to Section 6.6, whenever a consent or approval of Telaria or Rubicon Project is required under this Agreement, such consent or approval may be executed and delivered only in writing and only by an authorized officer of such party.

Section 9.5. Counterparts; Electronic Signature. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties. This Agreement may be executed by facsimile, .pdf or other similar means of electronic signature and a facsimile, .pdf or other electronic signature shall constitute an original for all purposes.

Section 9.6. Entire Agreement; No Third-Party Beneficiaries; No Additional Representations. This Agreement (including the documents, exhibits, schedules, disclosure letters and instruments referred to herein), taken together with the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among Rubicon Project, Merger Sub and Telaria with respect to the Merger and the other transactions contemplated by this Agreement, and (b) is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, other than (i) as provided in Section 6.4 or (ii) from and after the Effective Time, the right of the holders of Telaria Common Stock or Telaria Equity Awards to receive such consideration as provided for in Article III.

Section 9.7. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 9.8. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state of Delaware, regardless of the laws that might otherwise govern under any applicable principles of conflicts of laws thereof.

Section 9.9. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.9.

Section 9.10. Specific Enforcement. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 9.11, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Section 9.11. Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided, that if (and only if) such court finds it lacks subject matter jurisdiction, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or if (and only if) each of such Court of Chancery for the State of Delaware and such federal court finds it lacks subject matter jurisdiction, any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 9.12. Headings, etc. The headings, table of contents and index of defined terms contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.13. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.13 with respect thereto. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.14. No Presumption Against Drafting Party. Each of Rubicon Project, Merger Sub and Telaria acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

THE RUBICON PROJECT, INC.

By:	/s/ Michael G. Barrett
Name:	Michael G. Barrett
Title:	President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

MADISON MERGER CORP.

By:	/s/ Jonathan Feldman
Name:	Jonathan Feldman
Title:	Vice President and Secretary

Signature Page to Agreement and Plan of Merger

TELARIA, INC.

By:	/s/ Mark Zagorski
Name:	Mark. Zagorski
Title:	Chief Executive Officer

Signature Page to Agreement and Plan of Merger

Annex B:  Second Amended and Restated Bylaws of Rubicon Project

SECOND AMENDED AND RESTATED BYLAWS

OF

THE RUBICON PROJECT, INC.

(a Delaware corporation)

(initially approved by the Board of Directors on October 30, 2013 and first amended and restated on April 7, 2016)

(as amended and restated on [●], 2020)

ARTICLE I
CORPORATE OFFICES

Section 1.1 Registered Office. The registered office of the Corporation shall be fixed in the Certificate of Incorporation of the Corporation.

Section 1.2 Other Offices. The Corporation may also have an office or offices, and keep the books and records of the Corporation, except as otherwise required by law, at such other place or places, either within or without the State of Delaware, as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 2.1 Annual Meeting. The annual meeting of stockholders, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, either within or without the State of Delaware, on such date, and at such time as the Board of Directors shall fix. The Board of Directors may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board of Directors.

Section 2.2 Special Meeting.

Except as otherwise required by law, and except as otherwise provided for or fixed pursuant to the Certificate of Incorporation, including any certificate of designations relating to any series of Preferred Stock (each hereinafter referred to as a “Preferred Stock Designation”), a special meeting of the stockholders of the Corporation may be called at any time only by the Board of Directors. The Board of Directors may postpone, reschedule or cancel any special meeting of stockholders previously scheduled by the Board of Directors.

Section 2.3 Notice of Stockholders’ Meetings.

(a) Whenever stockholders are required or permitted to take any action at a meeting, notice of the place, if any, date, and time of the meeting of stockholders, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for determining the stockholders entitled to notice of the meeting) and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given. The notice shall be given not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting, except as otherwise provided by law, the Certificate of Incorporation or these Bylaws. In the case of a special meeting, the purpose or purposes for which the meeting is called also shall be set forth in the notice. Notice may be given personally, by mail or by electronic transmission in accordance with Section 232 of the General Corporation Law of the State of Delaware (the “DGCL”). If mailed, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to each stockholder at such stockholder’s address as it appears on the records of the Corporation. Notice by electronic transmission shall be deemed given as provided in Section 232 of the DGCL. An affidavit that notice has been given, executed by the Secretary of the Corporation, Assistant Secretary or any transfer agent or other agent of the Corporation, shall be prima facie evidence of the facts stated in the notice in the absence of fraud. Notice shall be deemed to have been given to all stockholders who share an address if notice is given in accordance with the “householding” rules set forth in Rule 14a-3(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) and Section 233 of the DGCL.

(b) When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the place, if any, date and time thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 7.6(a), and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Section 2.4 Organization.

(a) Meetings of stockholders shall be presided over by the Chairman of the Board of Directors, if any, or in his or her absence, by the Chief Executive Officer or, in his or her absence, by another person designated by the Board of Directors. The Secretary of the Corporation, or in his or her absence, an Assistant Secretary, or in the absence of the Secretary and all Assistant Secretaries, a person whom the chairman of the meeting shall appoint, shall act as secretary of the meeting and keep a record of the proceedings thereof.

(b) The date and time of the opening and the closing of the polls for each matter upon which the stockholders shall vote at a meeting of stockholders shall be announced at the meeting. The Board of Directors may adopt such rules and regulations for the conduct of any meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of the meeting shall have the authority to adopt and enforce such rules and regulations for the conduct of any meeting of stockholders and the safety of those in attendance as, in the judgment of the chairman, are necessary, appropriate or convenient for the conduct of the meeting. Rules and regulations for the conduct of meetings of stockholders, whether adopted by the Board of Directors or by the chairman of the meeting, may include without limitation, establishing: (i) an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies and such other persons as the chairman of the meeting shall permit; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; (v) limitations on the time allotted for consideration of each agenda item and for questions and comments by participants; (vi) regulations for the opening and closing of the polls for balloting and matters which are to be voted on by ballot (if any); and (vii) procedures (if any) requiring attendees to provide the Corporation advance notice of their intent to attend the meeting. Subject to any rules and regulations adopted by the Board of Directors, the chairman of the meeting may convene and, for any or no reason, from time to time, adjourn and/or recess any meeting of stockholders pursuant to Section 2.7. The chairman of the meeting, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall have the power and duty to declare that a nomination or other business was not properly brought before the meeting if the facts warrant (including if a determination is made, pursuant to Section 2.10(c)(i) of these Bylaws, that a nomination or other business was not made or proposed, as the case may be, in accordance with Section 2.10 of these Bylaws), and if such chairman should so declare, such nomination shall be disregarded or such other business shall not be transacted.

Section 2.5 List of Stockholders. The officer who has charge of the stock ledger shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the 10th day before the meeting date. Such list shall be arranged in alphabetical order and shall show the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing in this Section 2.5 shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting at least 10 days prior to the meeting (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (b) during ordinary business hours at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise required by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.5 or to vote in person or by proxy at any meeting of stockholders.

Section 2.6 Quorum. Except as otherwise required by law, the Certificate of Incorporation (including any Preferred Stock Designation) or these Bylaws, at any meeting of stockholders, a majority of the voting power of the stock outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or series or classes or series is required, a majority of the voting power of the stock of such class or series or classes or series outstanding and entitled to vote on that matter, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to such matter. If a quorum is not present or represented at any meeting of stockholders, then the chairman of the meeting, or a majority of the voting power of the stock present in person or represented by proxy at the meeting and entitled to vote thereon, shall have power to adjourn or recess the meeting from time to time in accordance with Section 2.7, until a quorum is present or represented. Subject to applicable law, if a quorum initially is present at any meeting of stockholders, the stockholders may continue to transact business until adjournment or recess, notwithstanding the withdrawal of enough stockholders to leave less than a quorum, but if a quorum is not present at least initially, no business other than adjournment or recess may be transacted.

Section 2.7 Adjourned or Recessed Meeting; Postponement. Any annual or special meeting of stockholders, whether or not a quorum is present, may be adjourned or recessed for any reason from time to time by the chairman of the meeting, subject to any rules and regulations adopted by the Board of Directors pursuant to Section 2.4(b), and may be adjourned for any reason from time to time by a majority of the voting power of the stock present in person or represented by proxy at the meeting and entitled to vote thereon. At any such adjourned or recessed meeting at which a quorum may be present, any business may be transacted that might have been transacted at the meeting as originally called.

Section 2.8 Voting.

(a) Except as otherwise required by law or the Certificate of Incorporation (including any Preferred Stock Designation), each holder of stock of the Corporation entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of such stock held of record by such holder that has voting power upon the subject matter in question.

(b) Except as otherwise required by law, the Certificate of Incorporation (including any Preferred Stock Designation), these Bylaws or any law, rule or regulation applicable to the Corporation or its securities, at each meeting of stockholders at which a quorum is present, all corporate actions to be taken by vote of the stockholders shall be authorized by the affirmative vote of at least a majority of the voting power of the stock present in person or represented by proxy and entitled to vote on the subject matter, and where a separate vote by class or series or classes or series is required, if a quorum of such class or series or classes or series is present, such act shall be authorized by the affirmative vote of at least a majority of the voting power of the stock of such class or series or classes or series present in person or represented by proxy and entitled to vote on the subject matter. Voting at meetings of stockholders need not be by written ballot.

Section 2.9 Proxies. Every stockholder entitled to vote for directors, or on any other matter, shall have the right to do so either in person or by one or more persons authorized to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or executed new proxy bearing a later date.

Section 2.10 Notice of Stockholder Business and Nominations.

(a) Annual Meeting.

(i) Nominations of persons for election to the Board of Directors and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only (A) pursuant to the Corporation’s notice of meeting (or any supplement thereto), (B) by or at the direction of the Board of Directors (or any committee thereof) or (C) by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 2.10(a) is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.10(a). For the avoidance of doubt, the foregoing clause (C) shall be the exclusive means for a stockholder to make nominations or propose other business (other than a proposal included in the Corporation’s proxy statement pursuant to and in compliance with Rule 14a-8 under the Exchange Act) at an annual meeting of stockholders.

(ii) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (C) of the foregoing paragraph, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and, in the case of business other than nominations, such business must be a proper subject for stockholder action. To be timely, a stockholder’s notice must be delivered to the Secretary at the principal executive offices of the

Corporation not later than the close of business (as defined in Section 2.10(c)(ii) below) on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the date on which public announcement (as defined in Section 2.10(c)(ii) below) of the date of such meeting is first made by the Corporation. In no event shall an adjournment, recess or postponement of an annual meeting for which notice of the meeting has already been given to stockholders commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth:

(A) as to each person whom the stockholder proposes to nominate for election or re-election as a director (1) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act, and (2) such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; provided, however, that, in addition to the information required in the stockholder’s notice pursuant to this Section 2.10(a)(ii)(A), the Corporation may require each such person to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such person to serve as a director of the Corporation, including information relevant to a determination whether such person can be considered an independent director;

(B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) in such business of such stockholder and the beneficial owner (within the meaning of Section 13(d) of the Exchange Act), if any, on whose behalf the proposal is made;

(C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made or the other business is proposed:

(1) the name and address of such stockholder, as they appear on the Corporation’s books, and the name and address of such beneficial owner,

(2) the class or series and number of shares of stock of the Corporation which are owned of record by such stockholder and such beneficial owner as of the date of the notice, and a representation that the stockholder will notify the Corporation in writing within five business days after the record date for such meeting of the class or series and number of shares of stock of the Corporation owned of record by the stockholder and such beneficial owner as of the record date for the meeting (except as otherwise provided in Section 2.10(a)(iii) below), and

(3) a representation that the stockholder intends to appear in person or by proxy at the meeting to make such nomination or propose such business;

(D) as to the stockholder giving the notice or, if the notice is given on behalf of a beneficial owner on whose behalf the nomination is made or the other business is proposed, as to such beneficial owner, and if such stockholder or beneficial owner is an entity, as to each director, executive, managing member or control person of such entity (any such individual or control person, a “control person”):

(1) the class or series and number of shares of stock of the Corporation which are beneficially owned (as defined in Section 2.10(c)(ii) below) by such stockholder or beneficial owner and by any control person as of the date of the notice, and a representation that the stockholder will notify the Corporation in writing within five business days after the record date for such meeting of the class or series and number of shares of stock of the Corporation beneficially owned by such stockholder or beneficial owner and by any control person as of the record date for the meeting (except as otherwise provided in Section 2.10(a)(iii) below),

(2) a description of any agreement, arrangement or understanding with respect to the nomination or other business between or among such stockholder, beneficial owner or control person and any other person, including without limitation any agreements that would be required to be disclosed pursuant to Item 5 or Item 6 of Exchange Act Schedule 13D (regardless of whether the requirement to file a Schedule 13D is applicable) and a representation that the stockholder will notify the Corporation in writing within five business days after the record date for such meeting of any such agreement, arrangement or understanding in effect as of the record date for the meeting (except as otherwise provided in Section 2.10(a)(iii) below),

(3) a description of any agreement, arrangement or understanding (including without limitation any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder’s notice by, or on behalf of, such stockholder, beneficial owner or control person, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class or series of the Corporation’s stock, or maintain, increase or decrease the voting power of the stockholder, beneficial owner or control person with respect to securities of the Corporation, and a representation that the stockholder will notify the Corporation in writing within five business days after the record date for such meeting of any such agreement, arrangement or understanding in effect as of the record date for the meeting (except as otherwise provided in Section 2.10(a)(iii) below),

(4) a representation whether the stockholder or the beneficial owner, if any, will engage in a solicitation with respect to the nomination or other business and, if so, the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act) in such solicitation and whether such person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s stock required to approve or adopt the business to be proposed (in person or by proxy) by the stockholder.

(iii) Notwithstanding anything in Section 2.10(a)(ii) above or Section 2.10(b) below to the contrary, if the record date for determining the stockholders entitled to vote at any meeting of stockholders is different from the record date for determining the stockholders entitled to notice of the meeting, a stockholder’s notice required by this Section 2.10 shall set forth a representation that the stockholder will notify the Corporation in writing within five business days after the record date for determining the stockholders entitled to vote at the meeting, or by the opening of business on the date of the meeting (whichever is earlier), of the information required under clauses (ii)(C)(2) and (ii)(D)(1)-(3) of this Section 2.10(a), and such information when provided to the Corporation shall be current as of the record date for determining the stockholders entitled to vote at the meeting.

(iv) This Section 2.10(a) shall not apply to a proposal proposed to be made by a stockholder if the stockholder has notified the Corporation of his or her intention to present the proposal at an annual or special meeting only pursuant to and in compliance with Rule 14a-8 under the Exchange Act and such proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such meeting.

(v) Notwithstanding anything in this Section 2.10(a) to the contrary, in the event that the number of directors to be elected to the Board of Directors at an annual meeting is increased and there is no public announcement by the Corporation naming all of the nominees for directors or specifying the size of the increased Board of Directors made by the Corporation at least 10 days prior to the last day a stockholder may deliver a notice in accordance with Section 2.10(a)(ii) above, a stockholder’s notice required by this Section 2.10(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

(b) Special Meeting. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (i) by or at the direction of the Board of Directors (or any committee thereof) or (ii) provided that one or more directors are to be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 2.10(b) is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and upon such election and who delivers a written notice setting forth the information required by Section 2.10(a) above. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the notice required by this Section 2.10(b) shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall an adjournment, recess or postponement of a special meeting for which notice of the meeting has already been given to stockholders commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(c) General.

(i) Except as otherwise required by law, only such persons who are nominated in accordance with the procedures set forth in this Section 2.10 shall be eligible to be elected at any meeting of stockholders of the Corporation to serve as directors and only such other business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.10. Except as otherwise provided by law or these Bylaws, and notwithstanding any other provision of these Bylaws, each of the Board of Directors or the chairman of the meeting shall have the power and duty to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.10 (including whether a stockholder or beneficial owner solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in compliance with such stockholder’s representation as required by clause (a)(ii)(D)(4) of this Section 2.10). If any proposed nomination or other business is not in compliance with this Section 2.10, then except as otherwise required by law, the chairman of the meeting shall have the power and duty to declare that such nomination shall be disregarded or that such other business shall not be transacted. Notwithstanding the foregoing provisions of this Section 2.10, unless otherwise required by law, if the stockholder does not provide the information required under clauses (a)(ii)(C)(2) and (a)(ii)(D)(1)-(3) of this Section 2.10 to the Corporation within the time frames specified herein, or if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or other business, such nomination shall be disregarded and such other business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.10, to be considered a qualified representative of a stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or authorized by a writing executed by such stockholder (or a reliable reproduction or electronic transmission of the writing) delivered to the Corporation prior to the making of such nomination or proposal at such meeting by such stockholder stating that such person is authorized to act for such stockholder as proxy at the meeting of stockholders.

(ii) For purposes of this Section 2.10, the “close of business” shall mean 6:00 p.m. local time at the principal executive offices of the Corporation on any calendar day, whether or not the day is a business day, and a “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act. For purposes of clause (a)(ii)(D)(1) of this Section 2.10, shares shall be treated as “beneficially owned” by a person if the person beneficially owns such shares, directly or indirectly, for purposes of Section 13(d) of the Exchange Act and Regulations 13D and 13G thereunder or has or shares pursuant to any agreement, arrangement or understanding (whether or not in writing): (A) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time or the fulfillment of a condition or both), (B) the right to vote such shares, alone or in concert with others and/or (C) investment power with respect to such shares, including the power to dispose of, or to direct the disposition of, such shares.

(iii) Nothing in this Section 2.10 shall be deemed to affect any rights of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation (including any Preferred Stock Designation).

Section 2.11 No Action by Written Consent.

Except as otherwise provided for or fixed pursuant to the Certificate of Incorporation (including any Preferred Stock Designation), any action required or permitted to be taken by stockholders of the Corporation must be effected at a duly held meeting of stockholders of the Corporation at which a quorum is present or represented, and may not be effected by written consent of stockholders in lieu of a meeting of stockholders.

Section 2.12 Inspectors of Election. Before any meeting of stockholders, the Corporation may, and shall if required by law, appoint one or more inspectors of election to act at the meeting and make a written report thereof. Inspectors may be employees of the Corporation. The Corporation may designate one of more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. Inspectors need not be stockholders. No director or nominee for the office of director at an election shall be appointed as an inspector at such election.

Such inspectors shall:

(a) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, and the validity of proxies and ballots;

(b) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors;

(c) count and tabulate all votes and ballots; and

(d) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots.

Section 2.13 Meetings by Remote Communications. The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication in accordance with Section 211(a)(2) of the DGCL. If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication (a) participate in a meeting of stockholders and (b) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder; (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

ARTICLE III
DIRECTORS

Section 3.1 Powers. Subject to the provisions of the DGCL and to any limitations in the Certificate of Incorporation relating to action required to be approved by the stockholders, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authorities these Bylaws expressly confer upon it, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law, the Certificate of Incorporation or these Bylaws required to be exercised or done by the stockholders.

Section 3.2 Number and Election. Except as otherwise provided for or fixed pursuant to the Certificate of Incorporation (including any Preferred Stock Designation), the Board of Directors shall consist of such number of directors as shall be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the total number of directors then authorized (hereinafter referred to as the “Whole Board”); provided, however, that in adopting these Bylaws, the Board of Directors has resolved, by affirmative vote of a majority of the Whole Board, that until [insert second anniversary of the Closing Date] (the “Specified Date”), the Board of Directors shall consist of a total of nine directors.

At any meeting of stockholders at which directors are to be elected, each nominee for election as a director in an uncontested election shall be elected if the number of votes cast for the nominee’s election exceeds the number of votes cast against the nominee’s election. In all director elections other than uncontested elections, the nominees for election as a director shall be elected by a plurality of the votes cast. For purposes of this Section 3.2, an “uncontested election” means any meeting of stockholders at which the number of candidates does not exceed the number of directors to be elected and with respect to which (a) no stockholder has submitted notice of an intent to nominate a candidate for election at such meeting in accordance with Section 2.10, or (b) such a notice has been submitted, and on or before the fifth business day prior to the date that the Corporation files its definitive proxy statement relating to such meeting with the Securities and Exchange Commission (regardless of whether thereafter revised or supplemented), the notice has been (i) withdrawn in writing to Secretary of the Corporation, (ii) determined not to be a valid notice of nomination, with such determination to be made by the Board of Directors (or a committee thereof) pursuant to Section 2.10, or if challenged in court, by a final court order, or (iii) determined by the Board of Directors (or a committee thereof) not to create a bona fide election contest.

Directors need not be stockholders unless so required by the Certificate of Incorporation or these Bylaws, wherein other qualifications for directors may be prescribed.

Section 3.3 Vacancies. Except as otherwise provided in Section 3.14 of these Bylaws, subject to the rights of the holders of any outstanding series of Preferred Stock, and unless otherwise required by law, newly created directorships resulting from any increase in the authorized number of directors permitted under Section 3.2 and any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office and entitled to vote thereon, even though less than a quorum, or by the sole remaining director, and any director so chosen shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

Section 3.4 Resignations and Removal.

(a) Any director may resign at any time upon notice given in writing or by electronic transmission to the Board of Directors, the Chairman of the Board of Directors or the Secretary of the Corporation. Such resignation shall take effect upon delivery, unless the resignation specifies a later effective date or time or an effective date or time determined upon the happening of an event or events. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

(b) Except for such additional directors, if any, as are elected by the holders of any series of Preferred Stock as provided for or fixed pursuant to the Certificate of Incorporation (including any Preferred Stock Designation), any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of at least 66⅔% of the voting power of the stock outstanding and entitled to vote thereon.

Section 3.5 Regular Meetings. Regular meetings of the Board of Directors shall be held at such place or places, within or without the State of Delaware, on such date or dates and at such time or times, as shall have been established by the Board of Directors and publicized among all directors. A notice of each regular meeting shall not be required.

Section 3.6 Special Meetings. Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the Chairman of the Board of Directors, the Chief Executive Officer or a majority of the directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix the place, within or without the State of Delaware, date and time of such meetings. Notice of each such meeting shall be given to each director, if by mail, addressed to such director at his or her residence or usual place of business, at least five days before the day on which such meeting is to be held, or shall be sent to such director by electronic transmission, or be delivered personally or by telephone, in each case at least 24 hours prior to the time set for such meeting. A notice of special meeting need not state the purpose of such meeting, and, unless indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 3.7 Participation in Meetings by Conference Telephone. Members of the Board of Directors, or of any committee thereof, may participate in a meeting of such Board of Directors or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

Section 3.8 Quorum and Voting.

(a) Except as otherwise required by law, the Certificate of Incorporation or these Bylaws, a majority of the Whole Board shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, and the vote of a majority of the directors present at a duly held meeting at which a quorum is present shall be the act of the Board of Directors. The chairman of the meeting or a majority of the directors present may adjourn the meeting to another time and place whether or not a quorum is present. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called.

(b) Notwithstanding anything to the contrary in these Bylaws, until the Specified Date, unless the then serving directors shall have adopted a resolution to the contrary in accordance with Section 3.8(c) of these Bylaws:

(i) the Board of Directors shall be composed of (A) four Rubicon Project Continuing Directors (as defined in Section 3.14(d) below), all of whom shall be Independent Directors (as defined in Section 3.14(d) below), (B) four Telaria Continuing Directors (as defined in Section 3.14(d) below), at least three of whom shall be Independent Directors, and (C) the Chief Executive Officer;

(ii) any vacancy on the Board of Directors will be filled as provided in Section 3.14(c) of these Bylaws; and

(iii) the Nominating and Governance Committee of the Board of Directors shall not fail to nominate the Chief Executive Officer or any Rubicon Project Continuing Director or Telaria Continuing Director for election as a director of the Corporation in accordance with Section 3.14 of these Bylaws (unless such Rubicon Project Continuing Director or Telaria Continuing Director, as applicable, is unwilling or is otherwise no longer qualified to be so nominated, in which case, the nominee to serve as the successor to such Rubicon Project Continuing Director or Telaria Continuing Director shall be determined by a majority of the other Rubicon Project Continuing Directors or Telaria Continuing Directors, respectively).

(c) Any resolution of the type specified in Section 3.8(b) of these Bylaws must be adopted by directors representing both (i) a majority of the Rubicon Project Continuing Directors then serving on the Board of Directors and (ii) a majority of the Telaria Continuing Directors then serving on the Board of Directors.

(d) In the event of any inconsistency between the provisions of this Section 3.8, on the one hand, and any other provision of these Bylaws, on the other hand, the provisions of this Section 3.8 shall control.

Section 3.9 Board of Directors Action by Written Consent Without a Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or any committee thereof, may be taken without a meeting, provided that all members of the Board of Directors or committee, as the case may be, consent in writing or by electronic transmission to such action, and the writing or writings or electronic transmission or transmissions are filed with the minutes or proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.10 Chairman of the Board. The Chairman of the Board of Directors shall preside at meetings of stockholders and directors and shall perform such other duties as the Board of Directors may from time to time determine. If the Chairman of the Board of Directors is not present at a meeting of the Board of Directors, another director chosen by the Board of Directors shall preside.

Section 3.11 Rules and Regulations. The Board of Directors shall adopt such rules and regulations not inconsistent with the provisions of law, the Certificate of Incorporation or these Bylaws for the conduct of its meetings and management of the affairs of the Corporation as the Board of Directors shall deem proper.

Section 3.12 Fees and Compensation of Directors. Directors may receive such compensation, if any, for their services on the Board of Directors and its committees, and such reimbursement of expenses, as may be fixed or determined by resolution of the Board of Directors.

Section 3.13 Emergency Bylaws. In the event of any emergency, disaster or catastrophe, as referred to in Section 110 of the DGCL, or other similar emergency condition, as a result of which a quorum of the Board of Directors or a standing committee of the Board of Directors cannot readily be convened for action, then the director or directors in attendance at the meeting shall constitute a quorum. Such director or directors in attendance may further take action to appoint one or more of themselves or other directors to membership on any standing or temporary committees of the Board of Directors as they shall deem necessary and appropriate.

Section 3.14 Chairman of the Board; Board Composition; Filling of Vacancies Until the Specified Date.

(a) The Board of Directors has, as of [insert Closing Date] (the “Closing Date”), elected Paul Caine as a Telaria Continuing Director and to serve as Chairman of the Board. Such election as Chairman of the Board of Directors shall continue until the Specified Date or any such earlier date as of which Paul Caine ceases to be a member of the Board of Directors or otherwise becomes unable, unwilling or otherwise no longer qualified to so serve. Prior to the Specified Date, if Paul Caine ceases to be a member of the Board of Directors or is unable, unwilling or otherwise no longer qualified to so serve, then the Board of Directors shall elect one of its members (who may be either a Rubicon Project Continuing Director or a Telaria Continuing Director) to be Chairman of the Board of Directors, which election shall require the affirmative vote of both a majority of the Rubicon Project Continuing Directors and a majority of the Telaria Continuing Directors.

(b) Any Rubicon Project Continuing Director or Telaria Continuing Director who is then serving as a member of the Board of Directors and whose term is expiring at an annual meeting of stockholders held on a date that is prior to the Specified Date shall be nominated by the Nominating and Governance Committee of the Board of Directors for election to the Board of Directors at such annual meeting, (i) so long as such Rubicon Project Continuing Director (or, if necessary to ensure that three out of the four Telaria Continuing Directors are Independent Directors, Telaria Continuing Director) qualifies as an Independent Director and (ii) unless such Rubicon Project Continuing Director or Telaria Continuing Director, as applicable, notifies the Board of Directors of his or her desire not be so nominated or is otherwise no longer qualified to be nominated. Until the Specified Date, in the event that any Rubicon Project Continuing Director or Telaria Continuing Director is not nominated for election to the Board of Directors by the Nominating and Governance Committee of the Board of Directors in accordance with the immediately preceding clauses (i) or (ii), the nominee to serve as the successor to such Rubicon Project Continuing Director or Telaria Continuing Director, as applicable, shall be determined in accordance with paragraph (c) of this Section 3.14.

(c) Until the Specified Date:

(i) All vacancies on the Board of Directors created by the cessation of service of a Rubicon Project Continuing Director or Telaria Continuing Director shall be filled by an individual proposed by a majority of the remaining Rubicon Project Continuing Directors or Telaria Continuing Directors, respectively, to the Nominating and Governance Committee of the Board of Directors for nomination to the Board of Directors, provided, in the case of any Rubicon Project Continuing Director, or in the event that the Telaria Continuing Director whose cessation of service created the vacancy is an Independent Director and at least one of the other Telaria Continuing Directors is not an Independent Director, that such individual qualifies as an Independent Director.

(ii) In the event that any such proposed individual is not nominated for appointment to the Board of Directors by the Nominating and Governance Committee of the Board of Directors as a result of the immediately preceding proviso, a majority of the remaining Rubicon Project Continuing Directors or Telaria Continuing Directors, as applicable, shall propose another individual (and this process shall be repeated) until such an individual proposed by a majority of the remaining Rubicon Project Continuing Directors or Telaria Continuing Directors, respectively, is duly nominated and appointed to serve as a member of the Board of Directors in accordance with this paragraph.

(d) For purposes of these Bylaws:

(i) the term “Rubicon Project Continuing Directors” shall mean the members of the Board of Directors who (A) were directors as of the Closing Date and designated to serve on the Board of Directors pursuant to Section 2.1(a) of the Agreement and Plan of Merger, dated as of December 19, 2019, by and among the Corporation, Madison Merger Corp. and Telaria, Inc. (the “Merger Agreement”), or (B) became members of the Board of Directors subsequent to the Closing Date and were proposed for nomination to the Nominating and Governance Committee of the Board of Directors by a majority of the Rubicon Project Continuing Directors then on the Board of Directors.

(ii) the term “Telaria Continuing Directors” shall mean the members of the Board of Directors who (A) were directors as of the Closing Date and designated to serve on the Board of Directors pursuant to Sections 2.1(a) of the Merger Agreement or (B) became members of the Board of Directors subsequent to the Closing Date and were proposed for nomination to the Nominating and Governance Committee of the Board of Directors by a majority of the Telaria Continuing Directors then on the Board of Directors.

(iii) the term “Independent Director” shall mean an individual who qualifies as independent under the listing standards of the New York Stock Exchange, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the Board of Directors in determining and disclosing independence of the Corporation’s directors.

(e) In the event of any inconsistency between the provisions of this Section 3.14, on the one hand, and any other provision of these Bylaws (other than Section 3.8), on the other hand, the provisions of this Section 3.14 shall control.

ARTICLE IV
COMMITTEES

Section 4.1 Committees of the Board of Directors. The Board of Directors may designate one or more committees, each such committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee to replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by law and provided in the resolution of the Board of Directors or in these Bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation. All committees of the Board of Directors shall keep minutes of their meetings and shall report their proceedings to the Board of Directors when requested or required by the Board of Directors.

Section 4.2 Meetings and Action of Committees. Unless the Board of Directors provides otherwise by resolution, any committee of the Board of Directors may adopt, alter and repeal such rules and regulations not inconsistent with the provisions of law, the Certificate of Incorporation or these Bylaws for the conduct of its meetings as such committee may deem proper.

ARTICLE V
OFFICERS

Section 5.1 Officers. The officers of the Corporation shall consist of a Chief Executive Officer, a President, a Chief Financial Officer, a Treasurer, a Secretary and may consist of one or more Vice Presidents and such other officers as the Board of Directors may from time to time determine, each of whom shall be appointed by the Board of Directors, each to have such authority, functions or duties as set forth in these Bylaws or as determined by the Board of Directors. Each officer shall be appointed by the Board of Directors and shall hold office for such term as may be prescribed by the Board of Directors and until such person’s successor shall have been duly elected and qualified, or until such person’s earlier death, disqualification, resignation or removal. Any number of offices may be held by the same person. To the extent Section 2.1(b) of the Merger Agreement, or a contract of employment between the Corporation and any individual then serving as an officer of the Corporation that has been approved by the Board of Directors (or an authorized committee thereof) and executed by such officer and the Corporation, prescribes authority, functions or duties for an individual that are narrower than the authority, functions or duties of such officer position otherwise set forth in these Bylaws, the narrower authority, functions or duties set forth in Section 2.1(b) of the Merger Agreement or in the applicable employment agreement shall govern as to such individual notwithstanding any broader description in these Bylaws.

Section 5.2 Compensation. The salaries of the officers of the Corporation and the manner and time of the payment of such salaries shall be fixed and determined, and may be altered, by the Board of Directors directly or by delegated authority from time to time as it deems appropriate, subject to the rights, if any, of such officers under any contract of employment.

Section 5.3 Removal, Resignation and Vacancies. Any officer of the Corporation may be removed, with or without cause, by the Board of Directors, and any officer may resign at any time upon notice given in writing or by electronic transmission to the Corporation. If any vacancy occurs in any office of the Corporation, the Board of Directors may appoint a successor to fill such vacancy for the remainder of the unexpired term and until a successor shall have been duly appointed and qualified.

Section 5.4 Chief Executive Officer. The Chief Executive Officer shall have general supervision and direction of the business and affairs of the Corporation, shall be responsible for corporate policy and strategy, and shall report directly to the Board of Directors. Unless otherwise provided in these Bylaws, all other officers of the Corporation shall report directly to the Chief Executive Officer or as otherwise determined by the Chief Executive Officer. The Chief Executive Officer shall, if present and in the absence of the Chairman of the Board of Directors, preside at meetings of the stockholders.

Section 5.5 President. If there is no separate Chief Operating Officer, the President shall be the chief operating officer of the Corporation, with general responsibility for the management and control of the operations of the Corporation. The President shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as the Board of Directors or the Chief Executive Officer may from time to time determine.

Section 5.6 Chief Financial Officer. The Chief Financial Officer shall exercise all the powers and perform the duties of the office of the chief financial officer and in general have overall supervision of the financial operations of the Corporation. The Chief Financial Officer may also be the chief accounting officer of the Corporation. The Chief Financial Officer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as the Board of Directors, the Chief Executive Officer or the President may from time to time determine.

Section 5.7 Vice Presidents. Each Vice President designated by the Board of Directors shall have such powers and duties as shall be prescribed by his or her superior officer, the Chief Executive Officer or the President. A Vice President shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as the Board of Directors, the Chief Executive Officer or the President may from time to time determine.

Section 5.8 Treasurer. The Treasurer shall supervise and be responsible for all the funds and securities of the Corporation, the deposit of all moneys and other valuables to the credit of the Corporation in depositories of the Corporation, borrowings and compliance with the provisions of all indentures, agreements and instruments governing such borrowings to which the Corporation is a party, the disbursement of funds of the Corporation and the investment of its funds, and in general shall perform all of the duties incident to the office of the Treasurer. The Treasurer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as the Board of Directors, the Chief Executive Officer, the President or the Chief Financial Officer may from time to time determine.

Section 5.9 Secretary. The powers and duties of the Secretary are: (i) to act as Secretary at all meetings of the Board of Directors, of the committees of the Board of Directors and of the stockholders and to record the proceedings of such meetings in a book or books to be kept for that purpose; (ii) to see that all notices required to be given by the Corporation are duly given and served; (iii) to act as custodian of the seal of the Corporation and affix the seal or cause it to be affixed to all certificates of stock of the Corporation and to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized in accordance with the provisions of these Bylaws; (iv) to have charge of the books, records and papers of the Corporation and see that the reports, statements and other documents required by law to be kept and filed are properly kept and filed; and (v) to perform all of the duties incident to the office of Secretary. The Secretary shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as the Board of Directors, the Chief Executive Officer or the President may from time to time determine.

Section 5.10 Additional Matters. The Chief Executive Officer, President, and the Chief Financial Officer of the Corporation shall have the authority to designate employees of the Corporation to have the title of Vice President, Controller, Assistant Vice President, Assistant Treasurer or Assistant Secretary. Any employee so designated shall have the powers and duties determined by the officer making such designation. The persons upon whom such titles are conferred shall not be deemed officers of the Corporation unless appointed by the Board of Directors.

Section 5.11 Checks; Drafts; Evidences of Indebtedness. From time to time, the Board of Directors shall determine the method, and designate (or authorize officers of the Corporation to designate) the person or persons who shall have authority, to sign or endorse all checks, drafts, other orders for payment of money, notes, bonds, debentures or other evidences of indebtedness that are issued in the name of or payable by the Corporation, and only the persons so authorized shall sign or endorse such instruments.

Section 5.12 Corporate Contracts and Instruments; How Executed. Except as otherwise provided in these Bylaws, the Board of Directors may determine the method, and designate (or authorize officers of the Corporation to designate) the person or persons who shall have authority, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation. Such authority may be general or confined to specific instances. Unless so authorized, or within the power incident to a person’s office or other position with the Corporation, no person shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 5.13 Signature Authority. Unless otherwise specifically determined by the Board of Directors or otherwise provided by law or these Bylaws, contracts, evidences of indebtedness and other instruments or documents of the Corporation may be executed, signed or endorsed by the Chief Executive Officer, the President or the Chief Financial Officer.

Section 5.14 Action with Respect to Securities of Other Corporations or Entities. Each of the Chief Executive Officer and any other officer of the Corporation appointed by the Board of Directors, or any other person authorized by the Board of Directors or the Chief Executive Officer, is authorized to vote, represent, and exercise on behalf of the Corporation all rights incident to any and all shares or other equity interests of any other corporation or entity or corporations or entities, standing in the name of the Corporation. The authority herein granted may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

Section 5.15 Delegation. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding the foregoing provisions of this Article V.

ARTICLE VI
INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

Section 6.1 Right to Indemnification. Each person who was or is a party or is threatened to be made a party to, or was or is otherwise involved in, any action, suit, arbitration, alternative dispute mechanism, inquiry, judicial, administrative or legislative hearing, investigation or any other threatened, pending or completed proceeding, whether brought by or in the right of the Corporation or otherwise, including any and all appeals, whether of a civil, criminal, administrative, legislative, investigative or other nature (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or an officer of the Corporation designated as an officer by resolution of the Board of Directors or while a director or officer of the Corporation is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), or by reason of anything done or not done by him or her in any such capacity, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement by or on behalf of the indemnitee) actually and reasonably incurred by such indemnitee in connection therewith; provided, however, that, except as otherwise required by law or provided in Section 6.3 with respect to proceedings to enforce rights under this Article VI, the Corporation shall indemnify any such indemnitee in connection with a proceeding, or part thereof, initiated by such indemnitee (including claims and counterclaims, whether such counterclaims are asserted by (i) such indemnitee, or (ii) the Corporation in a proceeding initiated by such indemnitee) only if such proceeding, or part thereof, was authorized or ratified by the Board of Directors.

Section 6.2 Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 6.1, an indemnitee shall, to the fullest extent not prohibited by law, also have the right to be paid by the Corporation the expenses (including attorneys’ fees) incurred in defending any proceeding with respect to which indemnification is required under Section 6.1 in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that an advancement of expenses shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision of a court of competent jurisdiction from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Article VI or otherwise.

Section 6.3 Right of Indemnitee to Bring Suit. If a request for indemnification under Section 6.1 is not paid in full by the Corporation within 60 days, or if a request for an advancement of expenses under Section 6.2 is not paid in full by the Corporation within 20 days, after a written request has been received by the Corporation, the indemnitee may at any time thereafter bring suit against the Corporation in a court of competent jurisdiction in the State of Delaware seeking an adjudication of entitlement to such indemnification or advancement of expenses. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit to the fullest extent permitted by law. In any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the indemnitee has not met any applicable standard of conduct for indemnification set forth in the DGCL. Further, in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the indemnitee has not met any applicable standard of conduct for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under applicable law, this Article VI or otherwise shall be on the Corporation.

Section 6.4 Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any law, agreement, vote of stockholders or disinterested directors, provisions of a certificate of incorporation or bylaws, or otherwise.

Section 6.5 Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 6.6 Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent and in the manner permitted by applicable law, and to the extent authorized from time to time, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation.

Section 6.7 Nature of Rights. The rights conferred upon indemnitees in this Article VI shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article VI that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment, alteration or repeal.

Section 6.8 Settlement of Claims. Notwithstanding anything in this Article VI to the contrary, the Corporation shall not be liable to indemnify any indemnitee under this Article VI for any amounts paid in settlement of any proceeding effected without the Corporation’s written consent, which consent shall not be unreasonably withheld, or for any judicial award if the Corporation was not given a reasonable and timely opportunity, at its expense, to participate in the defense of such proceeding.

Section 6.9 Subrogation. In the event of payment under this Article VI, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Corporation effectively to bring suit to enforce such rights.

Section 6.10 Severability. If any provision or provisions of this Article VI shall be held to be invalid, illegal or unenforceable for any reason whatsoever, (a) the validity, legality and enforceability of the remaining provisions of this Article VI (including, without limitation, all portions of any paragraph of this Article VI containing any such provision held to be invalid, illegal or unenforceable, that are not by themselves invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby, and (b) to the fullest extent possible, the provisions of this Article VI (including, without limitation, all portions of any paragraph of this Article VI containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall be construed so as to give effect to the intent of the parties that the Corporation provide protection to the indemnitee to the fullest enforceable extent.

ARTICLE VII
CAPITAL STOCK

Section 7.1 Certificates of Stock. The shares of the Corporation shall be represented by certificates; provided, however, that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, if any, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary of the Corporation or an Assistant Secretary, of the Corporation certifying the number of shares owned by such holder in the Corporation. Any or all such signatures may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 7.2 Special Designation on Certificates. If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this Section 7.2 or Sections 156, 202(a) or 218(a) of the DGCL or with respect to this Section 7.2 a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly required by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

Section 7.3 Transfers of Stock. Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation upon authorization by the registered holder thereof or by such holder’s attorney thereunto authorized by a power of attorney duly executed and filed with the Secretary of the Corporation or a transfer agent for such stock, and if such shares are represented by a certificate, upon surrender of the certificate or certificates for such shares properly endorsed or accompanied by a duly executed stock transfer power and the payment of any taxes thereon; provided, however, that the Corporation shall be entitled to recognize and enforce any lawful restriction on transfer.

Section 7.4 Lost Certificates. The Corporation may issue a new share certificate or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate or the owner’s legal representative to give the Corporation a bond (or other adequate security) sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares. The Board of Directors may adopt such other provisions and restrictions with reference to lost certificates, not inconsistent with applicable law, as it shall in its discretion deem appropriate.

Section 7.5 Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

Section 7.6 Record Date for Determining Stockholders.

(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjourned meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by law, not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjourned meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 7.7 Regulations. To the extent permitted by applicable law, the Board of Directors may make such additional rules and regulations as it may deem expedient concerning the issue, transfer and registration of shares of stock of the Corporation.

Section 7.8 Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL or the Certificate of Incorporation or these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, the Board of Directors or a committee of the Board of Directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.

ARTICLE VIII
GENERAL MATTERS

Section 8.1 Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January of each year and end on the last day of December of the same year, or shall extend for such other 12 consecutive months as the Board of Directors may designate.

Section 8.2 Corporate Seal. The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary of the Corporation. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.

Section 8.3 Reliance Upon Books, Reports and Records. Each director and each member of any committee designated by the Board of Directors shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board of Directors so designated, or by any other person as to matters which such director or committee member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 8.4 Subject to Law and Certificate of Incorporation. All powers, duties and responsibilities provided for in these Bylaws, whether or not explicitly so qualified, are qualified by the Certificate of Incorporation and applicable law.

ARTICLE IX
AMENDMENTS

Section 9.1 Amendments. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend or repeal these Bylaws. Except as otherwise provided in the Certificate of Incorporation or these Bylaws, and in addition to any requirements of law, the affirmative vote of at least 66⅔% of the voting power of the stock outstanding and entitled to vote thereon, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal any provision of these Bylaws.

The foregoing Bylaws were adopted by the Board of Directors on [●], 2020.

Annex C:  Form of Rubicon Project Voting Agreement

Form

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of December 19, 2019 by and between Telaria, Inc., a Delaware corporation (“Telaria”), and the undersigned stockholder (the “Stockholder”) of The Rubicon Project, Inc., a Delaware corporation (“Rubicon Project”). Capitalized terms that are used but not defined herein shall have the respective meanings ascribed thereto in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as an inducement for Telaria to enter into that certain Agreement and Plan of Merger, dated as of the date hereof, by and among Telaria, Rubicon Project and Madison Merger Corp., a Delaware corporation and wholly owned subsidiary of Rubicon Project (“Merger Sub”) (as it may be amended from time to time by the parties thereto, the “Merger Agreement”), which provides for, among other things (a) the merger of Merger Sub with and into Telaria in accordance with its terms (the “Merger”), and (b) the issuance of shares of Rubicon Project Common Stock in connection with the Merger, Telaria has requested that the Stockholder execute and deliver this Agreement;

WHEREAS, pursuant to the Merger, each share of Telaria Common Stock (other than certain shares specified in the Merger Agreement) that is outstanding immediately prior to the Effective Time will be canceled and extinguished and automatically converted into the right to receive the consideration set forth in the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of shares of Rubicon Project Common Stock and other securities convertible into, or exercisable or exchangeable for, shares of Rubicon Project Common Stock (collectively, the “Shares”); and

WHEREAS, as a condition and inducement for Telaria to enter into the Merger Agreement, the Stockholder and Telaria are entering into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Agreement to Vote.

(a) From the date hereof until the Expiration Date (as defined below), the Stockholder shall (x) appear at (or otherwise cause all Shares beneficially owned by the Stockholder and all New Shares (as defined below) to be counted as present for purposes of calculating a quorum) any stockholder meeting of Rubicon Project and (y) vote all Shares beneficially owned by the Stockholder and any New Shares, to the extent (in the case of securities convertible into, or exercisable or exchangeable for, shares of Rubicon Project Common Stock) any such Shares or New Shares are capable of being voted, at every stockholder meeting of Rubicon Project, however called, and at every postponement or adjournment thereof, and on every action proposed to be approved by the written consent of the holders of outstanding shares of Rubicon Project Common Stock with respect to any of the following:

(i) in favor of the approval of the Rubicon Project Share Issuance, and any proposal to adjourn or postpone any meeting of the stockholders of Rubicon Project at which the Rubicon Project Share Issuance is submitted for the consideration and vote of the stockholders of Rubicon Project to a later date if there are not proxies representing a sufficient number of shares of Rubicon Project Common Stock to approve such matters on the date on which the meeting is held;

(ii) against any Rubicon Project Alternative Transaction proposed by any Rubicon Project Third Party; and

(iii) against any other action, agreement or transaction involving Rubicon Project or any of its Subsidiaries that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger, the Rubicon Project Share Issuance or the other transactions contemplated by the Merger Agreement.

(b) Prior to the Expiration Date, the Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with this Section 2.

(c) Notwithstanding anything to the contrary set forth herein, if the Stockholder is serving on the Rubicon Project Board of Directors, then nothing in this Agreement shall prohibit or otherwise impair the right or ability of the Stockholder to exercise his or her fiduciary duties in his or her capacity as a director or officer of Rubicon Project, including by voting in his or her capacity as a director to effect a Rubicon Project Recommendation Change, in each case, in accordance with the terms of the Merger Agreement. However, for the avoidance of doubt, a Rubicon Project Recommendation Change shall not relieve the Stockholder of any obligation hereunder with respect to the Shares beneficially owned by the Stockholder or any New Shares.

2. Transfer and Encumbrance. The Stockholder agrees, during the period beginning on the date hereof and ending on the Expiration Date, not to, directly or indirectly, (x) sell, transfer, exchange, pledge or otherwise dispose of or encumber, whether voluntarily, involuntarily, by operation or otherwise (collectively, “Transfer”), any Shares beneficially owned by the Stockholder or any New Shares, (y) tender into any tender or exchange offer any Shares or New Shares, whether voluntarily, involuntarily, by operation or otherwise or (z) enter into any contract, option or other arrangement or understanding with respect to the tendering, voting of or sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of (including by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise) any Shares beneficially owned by the Stockholder or New Shares, in the case of (x), (y) and (z), without the prior written consent of the Board of Directors of Rubicon Project; provided that nothing contained herein shall prohibit (a) the net settlement of the Stockholder’s options to purchase shares of Rubicon Project Common Stock (to pay the exercise price thereof and any tax withholding obligations), (b) the net settlement of the Stockholder’s restricted stock units (including performance-based restricted stock units, if applicable) settled in shares of Rubicon Project Common Stock (to pay any tax withholding obligations), (c) the exercise of the Stockholder’s options to purchase shares of Rubicon Project Common Stock, to the extent such options would expire prior to the Effective Time, (d) the sale of a sufficient number of shares of Rubicon Project Common Stock acquired upon exercise of the Stockholder’s options pursuant to the foregoing clause (c) or upon the settlement of the Stockholder’s restricted stock units, in each case as would generate sales proceeds sufficient to pay the aggregate applicable exercise price of shares then exercised under such options and the taxes payable by the Stockholder as a result of such exercise or settlement, (e) the Stockholder from selling Shares under any written plan in effect on the date hereof providing for the trading of Shares in accordance with Rule 10b5-1 under the Exchange Act that has been disclosed to Telaria prior to the date hereof, (f) any Transfer where the Stockholder retains sole direct and indirect voting control over such Shares or New Shares through the term of this Agreement, (g) any Transfer to an Affiliate of the Stockholder, or (h) if the Stockholder is an individual, (i) to any member of the Stockholder’s immediate family or to a trust for the benefit of the Stockholder or any member of the Stockholder’s immediate family or (ii) to any person or entity if and to the extent required by any non-consensual legal order, by divorce decree or by will, intestacy or other similar law; provided, however, that in the case of the foregoing clauses (g) or (h)(i), any such Transfer shall only be permitted if and to the extent that the transferee of such Shares or New Shares agrees to be bound by and subject to the terms and provisions hereof to the same effect as the Stockholder. The Stockholder acknowledges that the intent of the foregoing sentence is to ensure that the Shares and any New Shares are voted (or consented) by the Stockholder in accordance with the terms hereof.

3. No Participation in Litigation. The Stockholder hereby agrees not to commence or participate in, and use reasonable best efforts to, if requested by Telaria, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Telaria, Rubicon Project, Merger Sub, or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger or the Rubicon Project Share Issuance, including any claim (a) challenging the validity, or seeking to enjoin the operation, of any provision of this Agreement or the Merger Agreement or (b) alleging a breach of any fiduciary duty of the Rubicon Project Board of Directors in connection with the Merger Agreement or the transactions contemplated thereby; provided, however, that the foregoing shall not restrict the Stockholder from enforcing any of his, her or its rights under the Merger Agreement or this Agreement.

4. New Shares. The Stockholder agrees that any shares of Rubicon Project Common Stock that the Stockholder purchases or with respect to which the Stockholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date, including shares issued or issuable upon the conversion, exercise or exchange, as the case may be, of all securities held by the Stockholder that are convertible into, or exercisable or exchangeable for, shares of Rubicon Project Common Stock (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

5. No Obligation to Exercise Options or Other Securities. Nothing contained in this Agreement shall require the Stockholder to (i) convert, exercise or exchange any option, warrants or convertible securities in order to obtain any underlying shares of Rubicon Project Common Stock or (ii) vote, or execute any consent with respect to, any shares of Rubicon Project Common Stock underlying such options, warrants or convertible securities that have not yet been issued as of the applicable record date for that vote or consent.

6. Representations and Warranties of the Stockholder. The Stockholder hereby represents, warrants and covenants to Telaria as follows:

(a) If the Stockholder is not an individual:

(i) the execution, delivery and performance by the Stockholder of this Agreement and the consummation by the Stockholder of the transactions contemplated hereby are within the powers of the Stockholder and have been duly authorized by all necessary action. The Stockholder has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Telaria, this Agreement constitutes the Stockholder’s legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by the Enforceability Exceptions.

(b) If the Stockholder is an individual:

(i) he or she has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. If the Stockholder is married and any of the Shares or New Shares constitute community property or spousal approval is otherwise necessary for this Agreement to be legal, valid, binding and enforceable, this Agreement has been duly executed and delivered by, and, assuming the due authorization, execution and delivery by Telaria, constitutes the legal, valid and binding obligation of, the Stockholder’s spouse, enforceable in accordance with its terms except, in each case, as enforcement may be limited by the Enforceability Exceptions.

(c) Unless any Shares or New Shares are Transferred in accordance with Section 2, the Shares are and the New Shares will be beneficially owned (as defined in Rule 13d-3 promulgated under the Exchange Act) and owned of record by the Stockholder. Unless any Shares or New Shares are Transferred in accordance with Section 2, the Stockholder has and will have good and valid title to such Shares and New Shares, free and clear of any encumbrances other than pursuant to this Agreement. As of the date hereof, the Stockholder’s Shares constitute all of the shares of Rubicon Project Common Stock beneficially owned or owned of record by the Stockholder. Except as provided for herein, the Stockholder has sole voting power (including the right to control such vote as contemplated herein), sole power of disposition (except with respect to Shares underlying restricted stock awards issued to directors of Rubicon Project), sole power to issue instructions with respect to the matters set forth in herein, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Stockholder’s Shares and New Shares.

(d) The execution and delivery of this Agreement by the Stockholder do not, and the performance by the Stockholder of his, her or its obligations under this Agreement will not, (i) if the Stockholder is not an individual, violate the certificate of formation, agreement of limited partnership, certificate of incorporation or similar organizational documents of the Stockholder, (ii) conflict with or violate any law, ordinance or regulation of any Governmental Entity applicable to the Stockholder or by which any of its assets or properties is bound, or (iii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any encumbrance on the properties or assets of the Stockholder pursuant to, any note, bond, mortgage, indenture, contract (whether written or oral), agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of its assets or properties is bound, except for any of the foregoing as would not reasonably be expected, individually and in the aggregate, to impair the ability of the Stockholder to perform his, her or its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(e) The execution and delivery of this Agreement by the Stockholder do not, and the performance by the Stockholder of his, her or its obligations under this Agreement and the consummation by it of the transactions contemplated hereby will not, require the Stockholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity, other than the filings of any reports with the SEC.

(f) As of the date hereof, there is no Action pending, or, to the knowledge of the Stockholder, threatened against or affecting the Stockholder or any of the Stockholder’s Affiliates before or by any Governmental Entity that would reasonably be expected to impair the ability of the Stockholder to perform his, her or its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(g) No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Telaria or Rubicon Project in respect of this Agreement based upon any arrangement or agreement made by or on behalf of the Stockholder (other than those made by the Stockholder on behalf of Rubicon Project in the exercise of his or her duties as an officer or director of Rubicon Project).

(h) The Stockholder understands and acknowledges that Telaria is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by the Stockholder and the representations, warranties and covenants of the Stockholder contained herein. The Stockholder understands and acknowledges that the Merger Agreement governs the terms of the Merger and the other transactions contemplated thereby.

7. Additional Documents. The Stockholder hereby covenants and agrees to execute and deliver any additional documents reasonably necessary or desirable to carry out the purpose and intent of this Agreement and the Merger Agreement.

8. Termination. This Agreement shall terminate and shall have no further force or effect as of the earlier to occur of (i) the Effective Date and (ii) the date the Merger Agreement shall have been validly terminated pursuant to Article VIII thereof (the “Expiration Date”); provided, however, that notwithstanding the foregoing, the provisions in Section 9 hereof shall survive in full force and effect following the consummation of the Merger.

9. Miscellaneous.

(a) Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or delivered by electronic mail or sent by nationally-recognized overnight courier (providing proof of delivery) to the parties hereto at the following addresses (or at such other address for a party hereto as shall be specified by like notice):

(i)if to Telaria, to:

Telaria, Inc.

222 Broadway, 16th Floor

New York, NY 10038

Attention:Aaron Saltz

Email:asaltz@telaria.com

with a copy (which shall not constitute notice) to:

Cooley LLP

500 Boylston Street, 14th Floor

Boston, Massachusetts 02116-3736

Attention:Miguel J. Vega

Peyton Worley

Ian Nussbaum

Email:mvega@cooley.com

pworley@cooley.com

inussbaum@cooley.com

(ii)If to the Stockholder, to the address set forth on the signature page hereto.

(b) Certain Interpretations. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined, or except as otherwise expressly provided, therein. Words in this Agreement describing the singular number shall be deemed to include the plural and vice versa, and words in this Agreement denoting any gender shall be deemed to include all genders. Any statute defined or referred to herein or in any agreement or instrument that is referred to herein shall mean such statute as from time to time amended, unless otherwise specifically indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c) Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto referenced herein: (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements, understandings, representations and conditions, both written and oral, among the parties hereto with respect to the subject matter hereof, and (ii) are not intended to confer upon any other Person any rights or remedies hereunder.

(d) Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that Telaria may assign the rights and delegate his, her or its obligations hereunder to any of its Affiliates; provided that any such assignment will not relieve Telaria of its obligation under this Agreement. Any assignment in contravention of the preceding sentence is null and void.

(e) Amendments and Modification; Waiver. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement shall be effective unless in writing.

(f) Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9(f). Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement to as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(g) Specific Performance and Other Remedies. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States of America or any state having jurisdiction, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. Any and all remedies herein expressly conferred upon a party hereto will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy.

(h) Fees and Expenses. Except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such expenses. If any action or other proceeding relating to the enforcement of any provision of this Agreement is brought by any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements from the opposing party or parties in such action or other preceding (in addition to any other relief to which the prevailing party may be entitled).

(i) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREES TO BE SUBJECT TO, AND HEREBY CONSENTS AND SUBMITS TO, THE JURISDICTION OF THE COURTS OF THE STATE OF DELAWARE AND AGREES THAT ANY ACTION INVOLVING ANY EQUITABLE OR OTHER CLAIM SHALL BE BROUGHT EXCLUSIVELY IN THE DELAWARE COURT OF CHANCERY. IN THE EVENT THAT THE DELAWARE COURT OF CHANCERY DOES NOT ACCEPT OR DOES NOT HAVE JURISDICTION OVER ANY SUCH ACTION, EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ANY SUCH ACTION THEN SHALL BE BROUGHT EXCLUSIVELY IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE.

(j) WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

(k) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other party hereto, it being understood that all parties hereto need not sign the same counterpart.

The remainder of this page is intentionally left blank.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

TELARIA, INC.

By:
Name:
Title:

Signature Page to Voting Agreement

STOCKHOLDER:

[Stockholder Name]

By:
Name:
Title (if an entity):

Address:

Acknowledged and agreed to by:

Name of Stockholder’s
Spouse (if any):

Signature Page to Voting Agreement

Annex D:  Form of Telaria Voting Agreement

Form

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of December 19, 2019 by and between The Rubicon Project, Inc., a Delaware corporation (“Rubicon Project”), and the undersigned stockholder (the “Stockholder”) of Telaria, Inc., a Delaware corporation (“Telaria”). Capitalized terms that are used but not defined herein shall have the respective meanings ascribed thereto in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as an inducement for Rubicon Project to enter into that certain Agreement and Plan of Merger, dated as of the date hereof, by and among Rubicon Project, Telaria and Madison Merger Corp., a Delaware corporation and wholly owned subsidiary of Rubicon Project (“Merger Sub”) (as it may be amended from time to time by the parties thereto, the “Merger Agreement”), which provides for, among other things (a) the merger of Merger Sub with and into Telaria in accordance with its terms (the “Merger”), and (b) the issuance of shares of Rubicon Project Common Stock in connection with the Merger, Rubicon Project has requested that the Stockholder execute and deliver this Agreement;

WHEREAS, pursuant to the Merger, each share of Telaria Common Stock (other than certain shares specified in the Merger Agreement) that is outstanding immediately prior to the Effective Time will be canceled and extinguished and automatically converted into the right to receive the consideration set forth in the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of shares of Telaria Common Stock and other securities convertible into, or exercisable or exchangeable for, shares of Telaria Common Stock (collectively, the “Shares”); and

WHEREAS, as a condition and inducement for Rubicon Project to enter into the Merger Agreement, the Stockholder and Rubicon Project are entering into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Agreement to Vote.

(a) From the date hereof until the Expiration Date (as defined below), the Stockholder shall (x) appear at (or otherwise cause all Shares beneficially owned by the Stockholder and all New Shares (as defined below) to be counted as present for purposes of calculating a quorum) any stockholder meeting of Telaria and (y) vote all Shares beneficially owned by the Stockholder and any New Shares, to the extent (in the case of securities convertible into, or exercisable or exchangeable for, shares of Telaria Common Stock) any such Shares or New Shares are capable of being voted, at every stockholder meeting of Telaria, however called, and at every postponement or adjournment thereof, and on every action proposed to be approved by the written consent of the holders of outstanding shares of Telaria Common Stock with respect to any of the following:

(i) in favor of the adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Merger, and in favor of any proposal to adjourn or postpone any meeting of the stockholders of Telaria at which the Merger Agreement and the transactions contemplated thereby, including the Merger, are submitted for the consideration and vote of the stockholders of Telaria to a later date if there are not proxies representing a sufficient number of shares of Telaria Common Stock to approve such matters on the date on which the meeting is held;

(ii) against any Telaria Alternative Transaction proposed by any Telaria Third Party; and

(iii) against any other action, agreement or transaction involving Telaria or any of its Subsidiaries that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger, the Rubicon Project Share Issuance or the other transactions contemplated by the Merger Agreement.

(b) Prior to the Expiration Date, the Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with this Section 2.

(c) Notwithstanding anything to the contrary set forth herein, if the Stockholder is serving on the Telaria Board of Directors, then nothing in this Agreement shall prohibit or otherwise impair the right or ability of the Stockholder to exercise his or her fiduciary duties in his or her capacity as a director or officer of Telaria, including by voting in his or her capacity as a director to effect a Telaria Recommendation Change, in each case, in accordance with the terms of the Merger Agreement. However, for the avoidance of doubt, a Telaria Recommendation Change shall not relieve the Stockholder of any obligation hereunder with respect to the Shares beneficially owned by the Stockholder or any New Shares.

2. Transfer and Encumbrance. The Stockholder agrees, during the period beginning on the date hereof and ending on the Expiration Date, not to, directly or indirectly, (x) sell, transfer, exchange, pledge or otherwise dispose of or encumber, whether voluntarily, involuntarily, by operation or otherwise (collectively, “Transfer”), any Shares beneficially owned by the Stockholder or any New Shares, (y) tender into any tender or exchange offer any Shares or New Shares, whether voluntarily, involuntarily, by operation or otherwise or (z) enter into any contract, option or other arrangement or understanding with respect to the tendering, voting of or sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of (including by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise) any Shares beneficially owned by the Stockholder or New Shares, in the case of (x), (y) and (z), without the prior written consent of the Board of Directors of Telaria; provided that nothing contained herein shall prohibit (a) the net settlement of the Stockholder’s options to purchase shares of Telaria Common Stock (to pay the exercise price thereof and any tax withholding obligations), (b) the net settlement of the Stockholder’s restricted stock units (including performance-based restricted stock units, if applicable) settled in shares of Telaria Common Stock (to pay any tax withholding obligations), (c) the exercise of the Stockholder’s options to purchase shares of Telaria Common Stock, to the extent such options would expire prior to the Effective Time, (d) the sale of a sufficient number of shares of Telaria Common Stock acquired upon exercise of the Stockholder’s options pursuant to the foregoing clause (c) or upon the settlement of the Stockholder’s restricted stock units, in each case as would generate sales proceeds sufficient to pay the aggregate applicable exercise price of shares then exercised under such options and the taxes payable by the Stockholder as a result of such exercise or settlement, (e) the Stockholder from selling Shares under any written plan in effect on the date hereof providing for the trading of Shares in accordance with Rule 10b5-1 under the Exchange Act that has been disclosed to Rubicon Project prior to the date hereof, (f) any Transfer where the Stockholder retains sole direct and indirect voting control over such Shares or New Shares through the term of this Agreement, (g) any Transfer to an Affiliate of the Stockholder, or (h) if the Stockholder is an individual, (i) to any member of the Stockholder’s immediate family or to a trust for the benefit of the Stockholder or any member of the Stockholder’s immediate family or (ii) to any person or entity if and to the extent required by any non-consensual legal order, by divorce decree or by will, intestacy or other similar law; provided, however, that in the case of the foregoing clauses (g) or (h)(i), any such Transfer shall only be permitted if and to the extent that the transferee of such Shares or New Shares agrees to be bound by and subject to the terms and provisions hereof to the same effect as the Stockholder. The Stockholder acknowledges that the intent of the foregoing sentence is to ensure that the Shares and any New Shares are voted (or consented) by the Stockholder in accordance with the terms hereof.

3. No Participation in Litigation. The Stockholder hereby agrees not to commence or participate in, and use reasonable best efforts to, if requested by Rubicon Project, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Rubicon Project, Telaria, Merger Sub, or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger or the Rubicon Project Share Issuance, including any claim (a) challenging the validity, or seeking to enjoin the operation, of any provision of this Agreement or the Merger Agreement or (b) alleging a breach of any fiduciary duty of the Telaria Board of Directors in connection with the Merger Agreement or the transactions contemplated thereby; provided, however, that the foregoing shall not restrict the Stockholder from enforcing any of his, her or its rights under the Merger Agreement or this Agreement.

4. New Shares. The Stockholder agrees that any shares of Telaria Common Stock that the Stockholder purchases or with respect to which the Stockholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date, including shares issued or issuable upon the conversion, exercise or exchange, as the case may be, of all securities held by the Stockholder that are convertible into, or exercisable or exchangeable for, shares of Telaria Common Stock (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

5. No Obligation to Exercise Options or Other Securities. Nothing contained in this Agreement shall require the Stockholder to (i) convert, exercise or exchange any option, warrants or convertible securities in order to obtain any underlying shares of Telaria Common Stock or (ii) vote, or execute any consent with respect to, any shares of Telaria Common Stock underlying such options, warrants or convertible securities that have not yet been issued as of the applicable record date for that vote or consent.

6. Representations and Warranties of the Stockholder. The Stockholder hereby represents, warrants and covenants to Rubicon Project as follows:

(a) If the Stockholder is not an individual:

(i) the execution, delivery and performance by the Stockholder of this Agreement and the consummation by the Stockholder of the transactions contemplated hereby are within the powers of the Stockholder and have been duly authorized by all necessary action. The Stockholder has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Rubicon Project, this Agreement constitutes the Stockholder’s legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by the Enforceability Exceptions.

(b) If the Stockholder is an individual:

(i) he or she has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. If the Stockholder is married and any of the Shares or New Shares constitute community property or spousal approval is otherwise necessary for this Agreement to be legal, valid, binding and enforceable, this Agreement has been duly executed and delivered by, and, assuming the due authorization, execution and delivery by Rubicon Project, constitutes the legal, valid and binding obligation of, the Stockholder’s spouse, enforceable in accordance with its terms except, in each case, as enforcement may be limited by the Enforceability Exceptions.

(c) Unless any Shares or New Shares are Transferred in accordance with Section 2, the Shares are and the New Shares will be beneficially owned (as defined in Rule 13d-3 promulgated under the Exchange Act) and owned of record by the Stockholder. Unless any Shares or New Shares are Transferred in accordance with Section 2, the Stockholder has and will have good and valid title to such Shares and New Shares, free and clear of any encumbrances other than pursuant to this Agreement. As of the date hereof, the Stockholder’s Shares constitute all of the shares of Telaria Common Stock beneficially owned or owned of record by the Stockholder. Except as provided for herein, the Stockholder has sole voting power (including the right to control such vote as contemplated herein), sole power of disposition (except with respect to Shares underlying restricted stock awards issued to directors of Telaria), sole power to issue instructions with respect to the matters set forth in herein, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Stockholder’s Shares and New Shares.

(d) The execution and delivery of this Agreement by the Stockholder do not, and the performance by the Stockholder of his, her or its obligations under this Agreement will not, (i) if the Stockholder is not an individual, violate the certificate of formation, agreement of limited partnership, certificate of incorporation or similar organizational documents of the Stockholder, (ii) conflict with or violate any law, ordinance or regulation of any Governmental Entity applicable to the Stockholder or by which any of its assets or properties is bound, or (iii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any encumbrance on the properties or assets of the Stockholder pursuant to, any note, bond, mortgage, indenture, contract (whether written or oral), agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of its assets or properties is bound, except for any of the foregoing as would not reasonably be expected, individually and in the aggregate, to impair the ability of the Stockholder to perform his, her or its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(e) The execution and delivery of this Agreement by the Stockholder do not, and the performance by the Stockholder of his, her or its obligations under this Agreement and the consummation by it of the transactions contemplated hereby will not, require the Stockholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity, other than the filings of any reports with the SEC.

(f) As of the date hereof, there is no Action pending, or, to the knowledge of the Stockholder, threatened against or affecting the Stockholder or any of the Stockholder’s Affiliates before or by any Governmental Entity that would reasonably be expected to impair the ability of the Stockholder to perform his, her or its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(g) No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Rubicon Project or Telaria in respect of this Agreement based upon any arrangement or agreement made by or on behalf of the Stockholder (other than those made by the Stockholder on behalf of Telaria in the exercise of his or her duties as an officer or director of Telaria).

(h) The Stockholder understands and acknowledges that Rubicon Project is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by the Stockholder and the representations, warranties and covenants of the Stockholder contained herein. The Stockholder understands and acknowledges that the Merger Agreement governs the terms of the Merger and the other transactions contemplated thereby.

7. Additional Documents. The Stockholder hereby covenants and agrees to execute and deliver any additional documents reasonably necessary or desirable to carry out the purpose and intent of this Agreement and the Merger Agreement.

8. Termination. This Agreement shall terminate and shall have no further force or effect as of the earlier to occur of (i) the Effective Date and (ii) the date the Merger Agreement shall have been validly terminated pursuant to Article VIII thereof (the “Expiration Date”); provided, however, that notwithstanding the foregoing, the provisions in Section 9 hereof shall survive in full force and effect following the consummation of the Merger.

9. Miscellaneous.

(a) Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or delivered by electronic mail or sent by nationally-recognized overnight courier (providing proof of delivery) to the parties hereto at the following addresses (or at such other address for a party hereto as shall be specified by like notice):

(i)if to Rubicon Project, to:

The Rubicon Project, Inc.

12181 Bluff Creek Drive, 4th Floor

Playa Vista, CA 90094

Attention:General Counsel

Email:legal@rubiconproject.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

Attention:Bradford P. Weirick

Email:bweirick@gibsondunn.com

(ii)If to the Stockholder, to the address set forth on the signature page hereto.

(b) Certain Interpretations. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined, or except as otherwise expressly provided, therein. Words in this Agreement describing the singular number shall be deemed to include the plural and vice versa, and words in this Agreement denoting any gender shall be deemed to include all genders. Any statute defined or referred to herein or in any agreement or instrument that is referred to herein shall mean such statute as from time to time amended, unless otherwise specifically indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c) Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto referenced herein: (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements, understandings, representations and conditions, both written and oral, among the parties hereto with respect to the subject matter hereof, and (ii) are not intended to confer upon any other Person any rights or remedies hereunder.

(d) Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that Rubicon Project may assign the rights and delegate his, her or its obligations hereunder to any of its Affiliates; provided that any such assignment will not relieve Rubicon Project of its obligation under this Agreement. Any assignment in contravention of the preceding sentence is null and void.

(e) Amendments and Modification; Waiver. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement shall be effective unless in writing.

(f) Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9(f). Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement to as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(g) Specific Performance and Other Remedies. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States of America or any state having jurisdiction, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. Any and all remedies herein expressly conferred upon a party hereto will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy.

(h) Fees and Expenses. Except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such expenses. If any action or other proceeding relating to the enforcement of any provision of this Agreement is brought by any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements from the opposing party or parties in such action or other preceding (in addition to any other relief to which the prevailing party may be entitled).

(i) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREES TO BE SUBJECT TO, AND HEREBY CONSENTS AND SUBMITS TO, THE JURISDICTION OF THE COURTS OF THE STATE OF DELAWARE AND AGREES THAT ANY ACTION INVOLVING ANY EQUITABLE OR OTHER CLAIM SHALL BE BROUGHT EXCLUSIVELY IN THE DELAWARE COURT OF CHANCERY. IN THE EVENT THAT THE DELAWARE COURT OF CHANCERY DOES NOT ACCEPT OR DOES NOT HAVE JURISDICTION OVER ANY SUCH ACTION, EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ANY SUCH ACTION THEN SHALL BE BROUGHT EXCLUSIVELY IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE.

(j) WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

(k) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other party hereto, it being understood that all parties hereto need not sign the same counterpart.

The remainder of this page is intentionally left blank.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

THE RUBICON PROJECT, INC.

By:
Name:
Title:

Signature Page to Voting Agreement

STOCKHOLDER:

[Stockholder Name]

By:
Name:
Title (if an entity):

Address:

Acknowledged and agreed to by:

Name of Stockholder’s
Spouse (if any):

Signature Page to Voting Agreement

E-1

Annex E: Opinion of Needham & Company, LLC

December 18, 2019

Board of Directors
The Rubicon Project, Inc.
12181 Bluff Creek Drive, 4th Floor
Los Angeles, CA 90094

Ladies and Gentlemen:

We understand that The Rubicon Project, Inc. (the “Company”), a wholly-owned subsidiary of the Company (“Merger Sub”), and Telaria, Inc. (“Telaria”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) whereby, upon the terms and subject to the conditions set forth in the Agreement, Merger Sub will be merged with and into Telaria and Telaria will become a wholly-owned subsidiary of the Company (the “Merger”). The terms and conditions of the Merger will be set forth more fully in the Agreement.

Pursuant to the proposed Agreement, we understand that, at the Effective Time (as defined in the Agreement), each outstanding share of common stock, par value $0.0001 per share, of Telaria (“Telaria Common Stock”), other than shares of Madison Common Stock to be cancelled pursuant to Section 3.1(a) of the Agreement, will be converted into the right to receive 1.082 (the “Exchange Ratio”) shares of common stock, par value $.00001 per share, of the Company (“Company Common Stock”).

You have asked us to advise you as to the fairness, from a financial point of view, to the Company of the Exchange Ratio pursuant to the Agreement.

For purposes of this opinion we have, among other things: (i) reviewed a draft of the Agreement dated December 15, 2019 and received oral advice, confirmed in writing on December 18, 2019, from management of the Company regarding the final negotiated Exchange Ratio pursuant to the Merger Agreement; (ii) reviewed certain publicly available information concerning the Company and Telaria and certain other financial and operating data of the Company and Telaria furnished to us by the Company and Telaria; (iii) reviewed the historical stock prices and trading volumes of the Company Common Stock and Telaria Common Stock; (iv) held discussions with members of the managements of the Company and Telaria concerning the current operations of and future business prospects for the Company and Telaria and joint prospects for the combined companies, including the potential financial benefits and synergies that may be achieved by the combined companies; (v) reviewed certain financial forecasts with respect to the Company and Telaria prepared by the respective managements of the Company and Telaria and held discussions with members of such managements concerning those forecasts; (vi) reviewed certain financial forecasts of the combined companies on a pro forma basis prepared by the managements of the Company and Telaria and held discussions with members of such managements concerning those forecasts; (vii) reviewed certain research analyst projections with respect to the Company and Telaria and held discussions with members of the respective managements of the Company and Telaria concerning those projections; (viii) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed generally relevant to similar data for the Company and Madison; (ix) reviewed the financial terms of certain business combinations that we deemed generally relevant; and (x) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate.

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. In addition, we have assumed, with your consent, that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 and that the Merger will be consummated upon the terms and subject to the conditions set forth in the draft Agreement dated December 15, 2019 (as modified in accordance with the December 18, 2019 advice to us by the Company’s management described in clause (i) of the preceding paragraph) without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Telaria or the contemplated benefits of the Merger. With respect to the financial forecasts for the Company and Telaria and the combined companies provided to us by the managements of the Company and Telaria, we have assumed, with your consent and based upon discussions with such managements, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements, at the time of preparation, of the future operating and financial performance of the Company, Telaria and the combined companies. With respect to the research analyst projections for the Company and Telaria, we have assumed, with your consent and based upon discussions with the managements of the Company

E-2

and Telaria, that such projections represent reasonable estimates as to the future financial performance of the Company and Telaria. We have relied, without independent verification, upon the estimates of the managements of the Company and Telaria of the potential financial benefits and other synergies, including the amount and timing thereof, that may be achieved as a result of the proposed Merger. We express no opinion with respect to any of such forecasts, estimates or projections (including such financial benefits and other synergies) or the assumptions on which they were based.

We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Telaria or any of their respective subsidiaries nor have we evaluated the solvency or fair value of the Company, Telaria or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratio pursuant to the Agreement and we express no opinion as to the fairness of the Merger to the holders of any class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Merger or the relative merits of the Merger as compared to other business strategies that might be available to the Company. We express no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Merger, or any class of such persons, relative to the Exchange Ratio pursuant to the Agreement or with respect to the fairness of any such compensation. Our opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or act with respect to any matter relating to the Merger, if any such vote or action shall be required.

We are not expressing any opinion as to the value of the Company Common Stock when issued pursuant to the Merger or the prices at which the Company Common Stock or Telaria Common Stock will actually trade at any time.

We have been engaged by the Company as financial advisor in connection with the Merger to render this opinion and will receive a fee for our services, none of which is contingent on the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and our rendering of this opinion and to reimburse us for our out-of-pocket expenses. We have not in the past two years provided any investment banking or financial advisory services to the Company, Merger Sub or Telaria for which we received or are entitled to receive compensation. We may in the future provide investment banking and financial advisory services to the Company, Telaria and their respective affiliates unrelated to the Merger, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of the Company or Telaria for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of the Company and may not be quoted or referred to or used for any purpose without our prior written consent, except that this letter may be disclosed in connection with any registration statement or proxy statement used in connection with the Merger provided that this letter is quoted in full in such registration statement or proxy statement. This opinion has been approved by a fairness committee of Needham & Company, LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair to the Company from a financial point of view.

Very truly yours,

Needham & Company, LLC

Annex F: Opinion of RBC Capital Markets, LLC

December 18, 2019

The Board of Directors

Telaria, Inc.

222 Broadway, 16th Floor

New York, New York 10038

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to holders of the common stock of Telaria, Inc., a Delaware corporation (“Telaria”), other than as specified below, of the Exchange Ratio (defined below) provided for pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into among Telaria, The Rubicon Project, Inc., a Delaware corporation (“Rubicon Project”), and Madison Merger Corp., a Delaware corporation and direct wholly owned subsidiary of Rubicon Project (“Merger Sub”). The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Telaria (the “Merger”) pursuant to which each outstanding share of the common stock, par value $0.0001 per share, of Telaria (“Telaria Common Stock”) will be converted into the right to receive 1.082 (the “Exchange Ratio”) shares of the common stock, par value $0.00001 per share, of Rubicon Project (“Rubicon Project Common Stock”). The terms and conditions of the Merger are set forth more fully in the Merger Agreement.

RBC Capital Markets, LLC (“RBCCM”), as part of our investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the ordinary course of business, RBCCM and/or certain of our affiliates may act as a market maker and broker in the publicly traded securities of Telaria, Rubicon Project and/or other entities involved in the Merger or their respective affiliates and receive customary compensation in connection therewith, and may also actively trade or hold securities or financial instruments (including loans and other obligations) of such entities for our or our affiliates’ own account or for the account of customers and, accordingly, RBCCM and our affiliates may hold long or short positions or otherwise effect transactions in such securities or financial instruments.

We are acting as financial advisor to Telaria in connection with the Merger and we will receive a fee for our services, of which a portion is payable upon delivery of this opinion and the principal portion is contingent upon consummation of the Merger. In addition, Telaria has agreed to indemnify us for certain liabilities that may arise out of our engagement and to reimburse us for expenses incurred in connection with our services. As you are aware, although during the past two years RBCCM and our affiliates have not provided investment banking, commercial banking or financial advisory services to Telaria unrelated to the Merger or to Rubicon Project for which services RBCCM and our affiliates have received compensation, RBCCM and our affiliates in the future may provide services to Telaria, Rubicon Project and/or their respective affiliates, for which services RBCCM and our affiliates would expect to receive customary compensation.

For purposes of rendering our opinion, we have undertaken such review, inquiries and analyses as we deemed necessary or appropriate under the circumstances, including the following:

(i)we reviewed the financial terms of a draft, dated December 18, 2019, of the Merger Agreement;

(ii)we reviewed certain publicly available financial and other information, and certain historical operating data, relating to Telaria and Rubicon Project made available to us from published sources and internal records of Telaria and Rubicon Project, respectively;

(iii)we reviewed certain financial projections and other estimates and data relating to Telaria and Rubicon Project prepared by the managements of Telaria and Rubicon Project, respectively (as extrapolated, in the case of Rubicon Project, by the management of Telaria), and certain estimates as to the potential cost savings and other benefits anticipated by the managements of Telaria and Rubicon Project to be realized from the Merger (collectively, the “Synergies”), which projections and other estimates and data we have been directed by Telaria to utilize for purposes of our analyses and opinion;

(iv)we held discussions with members of the senior managements of Telaria and Rubicon Project with respect to the respective businesses, prospects and financial outlook of Telaria and Rubicon Project;

(v)we reviewed the reported prices and trading activity for Telaria Common Stock and Rubicon Project Common Stock;

(vi)we considered the fact that discussions were undertaken at the direction of Telaria with selected third parties to solicit indications of interest in the possible acquisition of Telaria;

(vii)we compared certain financial metrics of Telaria and Rubicon Project with those of selected publicly traded companies in lines of businesses that we considered generally similar to those of Telaria and Rubicon Project;

(viii)we reviewed the relative financial contributions of Telaria and Rubicon Project to certain financial metrics of the pro forma combined company; and

(ix)we considered other information and performed other studies and analyses as we deemed appropriate.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information that was reviewed by us, including all financial, legal, tax, accounting, operating and other information provided to or discussed with us by or on behalf of Telaria and Rubicon Project (including, without limitation, financial statements and related notes), and upon the assurances of the respective managements and other representatives of Telaria and Rubicon Project that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. We have not assumed responsibility for independently verifying and have not independently verified such information. We have assumed that the financial projections and other estimates and data (as extrapolated and with respect to potential Synergies) that we have been directed to utilize in our analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements of Telaria and Rubicon Project, as the case may be, as to the future financial performance of, and are a reasonable basis upon which to evaluate, Telaria, Rubicon Project, the potential Synergies, potential pro forma effects of the Merger and the other matters covered thereby and we further have assumed that the financial results reflected therein, including the potential Synergies, will be realized in the amounts and at the times projected. We express no opinion as to any such financial projections or other estimates and data utilized in our analyses or the assumptions upon which they are based.

We have relied upon the assessments of the managements of Telaria and Rubicon Project as to, among other things, (i) the potential impact on Telaria and Rubicon Project of market, competitive, macroeconomic, seasonal and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the digital advertising industry, (ii) existing and future products, technology and intellectual property of Telaria and Rubicon Project, including with respect to the validity and duration of patents or other intellectual property and the development and production of, and use and demand for, such products, technology and intellectual property, (iii) Telaria’s and Rubicon Project’s respective existing and future agreements and arrangements with, and ability to attract, retain and/or replace, key employees, publishers, advertisers, agencies and related platforms, advertising exchanges, service providers and other commercial relationships, and (iv) the ability to integrate the operations of Telaria and Rubicon Project. We have assumed that there will be no developments with respect to any of the foregoing that would have an adverse effect on Telaria, Rubicon Project or the Merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.

In connection with our opinion, we have not assumed any responsibility to perform, and we have not performed, an independent valuation or appraisal of any of the assets or liabilities (contingent, off-balance sheet, accrued, derivative or otherwise) of or relating to Telaria, Rubicon Project or any other entity and we have not been furnished with any such valuations or appraisals. We have not assumed any obligation to conduct, and we have not conducted, any physical inspection of the property or facilities of Telaria, Rubicon Project or any other entity. We have not been requested to make, and we have not made, an independent evaluation of, and we express no opinion or view as to, any pending or potential litigation, claims, governmental, regulatory or other proceedings or investigations or possible unasserted claims or other contingent liabilities affecting Telaria, Rubicon Project or any other entity. We also have not evaluated the solvency or fair value of Telaria, Rubicon Project or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.

We have assumed that the Merger will be consummated in accordance with the terms of the Merger Agreement and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Merger, no delay, limitation, restriction or condition will be imposed or occur, including any divestiture or other requirements, that would have an adverse effect on Telaria, Rubicon Project or the Merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes and otherwise will qualify for the intended tax treatment contemplated by the Merger Agreement. In addition, we have assumed that the final executed Merger Agreement will not differ, in any respect meaningful to our analyses or opinion, from the draft that we reviewed.

Our opinion speaks only as of the date hereof, is based on conditions as they exist and information supplied or reviewed as of the date hereof, and is without regard to any market, economic, financial, legal, regulatory or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken and have no obligation to reaffirm, revise or update this opinion or otherwise comment upon events occurring after the date hereof with respect to this opinion. Our opinion, as set forth herein, relates to the relative values of Telaria and Rubicon Project. We are not expressing any opinion as to the actual value of Rubicon Project Common Stock when issued in connection with the Merger or the price or range of prices at which Telaria Common Stock, Rubicon Project Common Stock or any other securities of Telaria or Rubicon Project may trade or otherwise be transferable at any time, including following announcement or consummation of the Merger. As you are aware, the credit, financial and stock markets, the industry in which Telaria and Rubicon Project operate and the securities of Telaria and Rubicon Project have experienced and may continue to experience volatility and we express no opinion or view as to any potential effects of such volatility on Telaria, Rubicon Project or the Merger (including the contemplated benefits thereof).

The advice (written or oral) of RBCCM and our opinion expressed herein are provided for the benefit, information and assistance of the Board of Directors of Telaria (in its capacity as such) in connection with its evaluation of the Merger. We express no opinion and make no recommendation to any securityholder as to how such securityholder should vote or act with respect to the Merger or any proposal to be voted upon in connection with the Merger or otherwise.

Our opinion addresses the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio (to the extent expressly specified herein), without regard to individual circumstances of specific holders that may distinguish such holders (whether by virtue of control, voting or consent, liquidity, contractual arrangements or otherwise) or the securities of Telaria held by such holders nor does our opinion address proportionate allocation or relative fairness. Our opinion does not in any way address any other terms, conditions, implications or other aspects of the Merger or the Merger Agreement, including, without limitation, the form or structure of the Merger, any voting agreement, governance arrangements or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Merger or otherwise. Our opinion also does not address the underlying business decision of Telaria to engage in the Merger or the relative merits of the Merger compared to any alternative business strategy or transaction that may be available to Telaria or which Telaria might engage in or consider. We do not express any opinion or view with respect to, and we have relied upon the assessments of Telaria and its representatives regarding, legal, regulatory, tax, accounting and similar matters, including, without limitation, tax or other consequences resulting from the Merger or otherwise or changes in, or the impact of, accounting standards or tax or other laws, regulations and governmental and legislative policies affecting Telaria, Rubicon Project or the Merger (including the contemplated benefits thereof), as to which we understand that Telaria has obtained such advice as it deemed necessary from qualified professionals. Further, in rendering our opinion, we do not express any view on, and our opinion does not address, the fairness of the amount or nature of the compensation (if any) or other consideration to any officers, directors or employees of any party, or class of such persons, relative to the Exchange Ratio or otherwise.

The issuance of our opinion has been approved by RBCCM’s Fairness Opinion Committee.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio provided for pursuant to the Merger Agreement is fair, from a financial point of view, to holders of Telaria Common Stock (other than, as applicable, Rubicon Project, Merger Sub and their respective affiliates).

Very truly yours,

RBC CAPITAL MARKETS, LLC

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors

Rubicon Project is a Delaware corporation. Section 145 of the DGCL allows for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article X of Rubicon Project’s Sixth Amended and Restated Certificate of Incorporation and Article VI of the Rubicon Project’s Amended and Restated Bylaws authorize indemnification of Rubicon Project’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the DGCL.

Rubicon Project’s Amended and Restated Bylaws also expressly authorize Rubicon Project to carry directors’ and officers’ insurance providing indemnification to its directors and officers for some liabilities. Rubicon Project maintains directors’ and officers’ liability insurance.

In addition, Rubicon Project has entered into agreements to indemnify its directors and executive officers.

The above discussion of the DGCL and of Rubicon Project’s Sixth Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, and indemnification agreements is not intended to be exhaustive and is qualified in its entirety by such statute, certificate of incorporation, bylaws and indemnification agreements.

Item 21. Exhibits and Financial Statement Schedules

The exhibits listed below in the “Exhibit Index” are part of the registration statement and are numbered in accordance with Item 601 of Regulation S-K.

The exhibits contain representations, warranties and covenants that were made by the parties to the applicable agreement only for purposes of that agreement and solely for the benefit of the parties to that agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, as well as by information contained in certain filings and documents incorporated by reference in the registration statement, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, in the case of the merger agreement, such representations and warranties (1) will not survive completion of the merger and cannot be the basis for any claims under the merger agreement by the other party after termination of the merger agreement, except as a result of fraud or a willful breach, and (2) were made only as of the dates specified in the merger agreement. Accordingly, the merger agreement is not included to provide investors with any factual information regarding the parties or their respective businesses.

Rubicon Project and Telaria acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, they are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the registration statement not misleading. Additional information about Rubicon Project and Telaria may be found elsewhere in the registration statement and Rubicon Project’s and Telaria’s other public filings, which are available without charge through the SEC’s website at www.sec.gov. See “Where You Can Find More Information.”

Exhibit Index

Exhibit	Description
2.1†	Agreement and Plan of Merger, dated as of December 19, 2019, by and among The Rubicon Project, Inc., Madison Merger Corp. and Telaria, Inc. (included as Annex A to the joint proxy statement/prospectus contained in this registration statement)

3.1	Sixth Amended and Restated Certificate of Incorporation of Rubicon Project (incorporated by reference to Exhibit 3.1 to the Rubicon Project’s Quarterly Report on Form 10-Q filed with the Commission on May 15, 2014)

3.2	Amended and Restated Bylaws of Rubicon Project (incorporated by reference to Exhibit 3.1 to Rubicon Project’s Current Report on Form 8-K filed with the Commission on April 8, 2016)

3.3	Form of Second Amended and Restated Bylaws of Rubicon Project (included as Annex B to the joint proxy statement/prospectus contained in this registration statement)

5.1	Opinion of Gibson, Dunn & Crutcher LLP as to the validity of the shares of Rubicon Project common stock to be issued in the Merger

8.1	Opinion of Gibson, Dunn & Crutcher LLP as to certain tax matters

8.2	Opinion of Cooley LLP as to certain tax matters

23.1	Consent of Gibson, Dunn & Crutcher LLP for legality and tax opinions (included in Exhibits 5.1 and 8.1)

23.2	Consent of Cooley LLP for tax opinion (included in Exhibit 8.2)

23.3	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of Rubicon Project

23.4	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Rubicon Project

23.5	Consent of Ernst & Young LLP, independent registered public accounting firm of Telaria

24.1*	Power of Attorney of Directors of Rubicon Project (included on the signature page of this registration statement)

99.1	Consent of Needham & Company, LLC

99.2*	Consent of RBC Capital Markets, LLC

99.3*	Consent of Paul Caine to be named as a director

99.4*	Consent of Doug Knopper to be named as a director

99.5*	Consent of Rachel Lam to be named as a director

99.6*	Consent of James Rossman to be named as a director

99.7	Form of Rubicon Project Proxy Card

99.8	Form of Telaria Proxy Card

† Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

* Previously Filed

Item 22. Undertakings

(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)	(1)	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
	(2)	The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(d)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on February 7, 2020.

THE RUBICON PROJECT, INC.

By:	/s/ Michael G. Barrett
	Name:	Michael G. Barrett
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints David Day, Jonathan Feldman and Blima Tuller, or either of them individually, as his or her true and lawful attorney in fact and agent, with full powers of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments, exhibits thereto and other documents in connection therewith) to this registration statement and any subsequent registration statement we may hereafter file with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended, to register additional securities in connection with this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys in fact and agents, or any of them individually, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons, in the capacities indicated below, on February 7, 2020.

Signature	Title

/s/ Michael G. Barrett
Michael G. Barrett	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ David Day
David Day	Chief Financial Officer (Principal Financial Officer)

/s/ Blima Tuller
Blima Tuller	Chief Accounting Officer (Principal Accounting Officer)

*
Frank Addante	Director

*
Robert F. Spillane	Director

*
Robert J. Frankenberg	Director

*
Lisa L. Troe	Director

*
Lewis W. Coleman	Director

*
Sarah P. Harden	Director

* Jonathan Feldman, by signing his name hereto, does hereby sign this registration statement on behalf of the directors of the registrant above in front of whose name asterisks appear, pursuant to powers of attorney duly executed by such directors and filed with the SEC.

By:	/s/ Jonathan Feldman
Jonathan Feldman
Attorney-in-Fact